Form 20-F
period 2002-12-31
MILLAR WESTERN FOREST PRODUCTS LTD
filed 2003-06-20
CIK 1064408

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 20-F*

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-8960

Millar Western Forest Products Ltd.

(Exact Name of the Registrant as Specified in its Charter)

Alberta, Canada

(Jurisdiction of Incorporation or Organization)

16640 – 111 Avenue, Edmonton, Alberta, T5M 2S5

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to
Section 12(b) of the Act:	NONE

Securities registered or to be registered pursuant to
Section 12(g) of the Act:	NONE

Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act:	NONE

Indicate the number of outstanding shares of each of the	15,000,001 Common Shares,
issuer’s classes of capital or common stock as of the	Without Par Value,
close of the period covered by the annual report.	at December 31, 2002

     Indicate by check mark whether the Company: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☑	NO ☐

     Indicate by check mark which financial statement item the Company has elected to follow.

Item 17 ☐	Item 18 ☑

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

*     This report is furnished on a voluntary basis.

As used in this annual report on Form 20-F, unless the context otherwise indicates, the term “Millar Western” or the “Company” means Millar Western Forest Products Ltd.

EXCHANGE RATE INFORMATION

Unless otherwise indicated, all monetary references herein are denominated in Canadian dollars; references to “dollars” or “$” are to Canadian dollars and references to “US$” or “U.S. dollars” are to United States dollars. As at December 31, 2002, the noon buying rate as quoted by the Federal Reserve Bank of New York was $1.58 equals US$1.00. (See Item 3 for further exchange rate information to U.S. currency.) Except as otherwise indicated, financial statements of, and information regarding, Millar Western are presented in Canadian dollars.

STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this annual report under Item 4: Information on the Company and Item 5: Operating and Financial Review and Prospects and elsewhere in this annual report are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including, but not limited to, statements containing the words “believes”, “anticipates”, “expects”, “intends”, “estimates” and words of similar import. All statements other than statements of present or historical fact included in this annual report are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include but are not limited to future changes in pulp and lumber prices; the impact of changes in foreign currency exchange rates; environmental risks; political risks and changes in government regulations and policies, including trade laws and policies. The Company does not intend to update these forward looking statements. The Company may make additional oral or written forward-looking statements from time to time, and such statements may be included in documents other than this annual report that are filed with the Securities and Exchange Commission.

GLOSSARY OF CERTAIN TERMS AND DEFINITIONS

The following terms have the following meanings in this annual report on Form 20-F:

“AAC” means annual allowable cut, being the amount of timber that may be harvested in any one year as stipulated in the pertinent forest management plan for a Forest Management Unit as approved by the Minister of Environment of Alberta;

“ADMT” means air dried metric tonne, a unit of measurement of pulp volume; “MADMT” means one thousand air dried metric tonnes; and “MMADMT” means one million air dried metric tonnes;

“average mill net” means the average realized selling price in a specified time period for pulp and lumber, net of transportation costs, commissions and discounts;

“BCTMP” means bleached chemi-thermo-mechanical pulp, which is pulp produced in a process that uses mild chemicals, heat and mechanical action to separate cellulose fibers;

“BHKP” means bleached hardwood kraft pulp;

“BSKP” means bleached softwood kraft pulp;

“coniferous” means a type of tree which is cone-bearing and has needles or scale-like leaves, such as pine, spruce or fir;

“Coniferous Timber Quota” means the right to harvest a percentage share of the AAC of coniferous timber within a Forest Management Unit, allocated on a 20-year basis and renewable thereafter;

“CTMP” means chemi-thermo-mechanical pulp;

“deciduous” means a type of tree with broad leaves that usually shed annually, such as aspen;

“Deciduous Timber Allocation” means the right to harvest a specified volume of deciduous timber within a designated area, allocated on a 20-year basis and renewable thereafter;

“dimension lumber” means standard commodity lumber, ranging, in the case of Millar Western, from 1” x 3”s to 2” x 10”s in varying lengths, usually 8’ to 16’;

“FMA” means a forest management agreement between the Government of Alberta and a forest company, generally having a term of 20 years and renewable thereafter, and providing rights to manage, establish, grow, harvest and remove timber in a specified area;

“foot board measure” or “FBM” means a measure of lumber volume equivalent to a one foot square board one inch thick; “MFBM” is one thousand board feet; “MMFBM” is one million board feet; and “BFBM” is one billion board feet;

“Forest Management Unit” means an area of forest land designated by the Minister of Sustainable Resource Development of Alberta as a management unit;

“hardwood” is wood obtained from deciduous species of trees, such as aspen;

“ISO” means the International Organization for Standardization, a worldwide federation of national standards bodies from approximately 120 countries. “ISO 9002” is an international set of standards that provide a common approach for documenting and maintaining a quality management system. “ISO 14001” is an international set of standards that provide a common approach for documenting and maintaining an environmental management system;

“kraft pulp” means pulp produced in a process that uses strong chemicals to separate cellulose fibers;

“market pulp” means that portion of pulp production in excess of internal requirements, which is sold in open competition with other producers;

“Meadow Lake Pulp Limited Partnership” means the partnership agreement between Millar Western Industries Ltd. and its affiliate and the Government of Saskatchewan, whereby Industries and its affiliate hold a 50% interest in the Meadow Lake pulp mill and the Government of Saskatchewan holds a 50% interest;

“Millar Western FMA” means the FMA between the Minister of Sustainable Resource Development of Alberta and the Company commencing May 14, 1997, in effect for 20 years and renewable thereafter, pursuant to which the Minister has granted rights to the Company to manage, establish, grow, harvest and remove timber on a perpetual sustained yield basis in the Millar Western Forest Management Area;

“Millar Western Forest Management Area” means the tract of forested land over which the Company has been given rights to manage, establish, grow, harvest and remove timber on a perpetual sustained yield basis for the term of the Millar Western FMA;

“MSR” means machine stress rated, which is a rating given to lumber in North America that describes its load bearing capability;

“NBHKP” means northern bleached hardwood kraft pulp;

“NBSKP” means northern bleached softwood kraft pulp;

“perpetual sustained yield” means the yield of timber that a forest can produce continuously at a given intensity of management without impairment of the productivity of the land;

“random length” means dimension lumber of varying lengths but greater than eight feet, trimmed in two-foot increments;

“softwood” is wood obtained from coniferous species of trees, such as spruce, pine or fir;

“SPF” means Spruce-Pine-Fir, a major category of softwood lumber;

“TMP” means thermo-mechanical pulp; and

“wood chips” means pieces of wood approximately one inch square by one-quarter inch thick resulting from the cutting of logs in chippers or as a by-product of the sawmill lumber manufacturing process and which are typically used as a feedstock in the pulp making process.

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:	KEY INFORMATION

     A.     Selected Financial Data

     Millar Western was incorporated on September 8, 1997 and acquired the forest products operations of Millar Western Industries Ltd. (“Industries”) on May 13, 1998. During the period between incorporation and May 12, 1998, Millar Western was inactive. The selected historical financial data is presented as if the forest products operations had been owned by the Company and such business and assets had constituted a distinct operating entity during the entire period for which such data is presented. Such data is not necessarily indicative of the financial position or results of operations that would have been obtained had the Company operated the forest products operations as a separate stand-alone entity during the periods presented. The selected historical financial data for the period January 1, 1998 to May 12, 1998, within the year ended December 31, 1998, does not reflect a provision for income taxes because income taxes were not allocated to the separate activities of the forest products operations from the legal entities to which they historically belonged. After May 13, 1998 the Company became subject to income and capital taxes.

     The selected historical financial data for the years ended December 31, 2000, 2001 and 2002 and as at December 31, 2001 and 2002 is derived from the financial statements and the notes thereto (the “Financial Statements”) included in Item 18 to this annual report. The selected historical financial data for the years ended December 31, 1998 and 1999 and, as at December 31, 1998, 1999 and 2000 is taken from the audited financial statements of the Company. The Company prepares its financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). For a discussion of the principal differences between Canadian GAAP and U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) as they relate to the Company, see Note 20 to the Financial Statements at Item 18.

     Below is selected Millar Western historical financial information. The following table should be read in conjunction with Item 5: “Operating and Financial Review and Prospects” and the Financial Statements included in Item 18.

	Years Ended December 31,

	1998(1)	1999(1)	2000(1)	2001(1)	2002

	(in thousands, except shipments)
Statement of Earnings Data:
Canadian GAAP
Net revenue	$204,078	$238,231	$297,571	$210,878	$233,965
Cost of sales	170,948	175,045	199,410	161,863	177,354
Depreciation and amortization	15,185	17,363	15,807	16,184	16,731
General and administration	11,154	13,457	12,498	15,424	13,391
Severance costs	—	—	—	—	2,298
Employees’ profit sharing	—	453	4,358	—	—

Operating earnings	6,791	31,913	65,498	17,407	24,191
Financing expenses	28,525	26,989	25,596	25,266	26,153
Unrealized exchange (gain) loss on debt	17,574	(15,393)	6,960	15,521	(2,208)
Other (income) expense	7	10	2,664	4,415	(707)

Earnings (loss) before income taxes	(39,315)	20,305	30,278	(27,795)	953
Income taxes (recovery)	500	(2,893)	14,279	(4,325)	445

Net earnings (loss)	$(39,815)	$23,198	$15,999	$(23,470)	$508

U.S. GAAP
Operating earnings			$62,798	$17,407	$24,191
Net earnings (loss)			$18,206	$(28,038)	$2,087
Other Data:
Canadian and U.S. GAAP
Cash provided from (used in)
Operating activities	$(3,736)	$13,802	$50,794	$20,649	$23,136
Investing activities	$(6,565)	$(4,389)	$(51,741)	$(22,699)	$(3,071)
Financing activities	$56,011	$—	$—	$—	$(932)
Shipments
Pulp (MADMT)	223	234	279	236	272
Lumber (MMFBM)	285	289	288	250	283

	As at December 31,

	1998(1)	1999(1)	2000(1)	2001(1)	2002

	(in thousands)
Balance Sheet Data:
Canadian GAAP
Non-cash working capital(2)	$54,551	$63,306	$65,848	$58,346	$45,514
Total assets	265,905	280,035	331,165	316,678	321,640
Long-term debt, including current portion	247,712	232,319	239,279	254,800	252,592
Retained earnings (deficit)	$(14,232)	$8,967	$24,966	1,496	2,004
U.S. GAAP
Retained earnings				$449	$2,536

(1)	Comparative statement of earnings and balance sheet data have been restated to reflect the change in accounting policy with respect to unrealized foreign exchange gains or losses on the translation of long-term debt – see Note 2 to the audited financial statements.

(2)	Non-cash working capital excludes cash, bank indebtedness, the current portion of long-term debt, and future income taxes.

EXCHANGE RATE DATA

     The following tables set forth certain exchange rates based on the noon buying rate in the city of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). Such rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On June 18, 2003 the inverse of the Noon Buying Rate was $1.00 equals US$0.7492.

	Years Ended December 31,

	1998	1999	2000	2001	2002

Average(1)	US$0.6714	US$0.6744	US$0.6725	US$0.6443	US$0.6368

(1)	The average of the exchange rates on the last day of each month during the year indicated.

Month

	Dec. 2002	Jan. 2003	Feb. 2003	March 2003	April 2003	May 2003

High	US$0.6329	US$0.6349	US$0.6529	US$0.6709	US$0.6737	US$0.7031
Low	US$0.6460	US$0.6570	US$0.6720	US$0.6818	US$0.6975	US$0.7437

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Cyclical Earnings

     The Company’s financial performance is principally dependent on the selling prices of its products. Prices for the Company’s products have fluctuated significantly in the past and may fluctuate significantly in the future. The markets for pulp and wood products, including the Company’s, are highly cyclical and are characterized by periods of excess product supply due to industry capacity additions, increased production and other factors and by periods of insufficient demand due to weak general economic activity, inventory destocking by customers and other factors. Demand for pulp and wood products is influenced to a significant degree by the global level of economic activity. A prolonged period of low product pricing could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows. The Company is not able to predict with certainty market conditions and selling prices for its products. There can be no assurance that prices for the Company’s products will not decline from current levels, or when such prices may increase. Any prolonged or severe weakness in the market for any of the Company’s principal products in the future will adversely affect the Company’s revenues, results of operations, cash flows, and its ability to satisfy its obligations under its indebtedness and its capital expenditure requirements. See Item 5: Operating and Financial Review and Prospects.

Trade Tariffs

     Since the early 1980s, United States producers of softwood lumber products have alleged that Canadian producers receive countervailable subsidies because they are able to obtain timber from publicly-owned lands at an unfairly low cost. Under United States law, if exports to the United States are found to benefit from countervailable subsidies, and if such exports are found to cause or threaten injury to United States industry, countervailing duties are permitted to be imposed. Under the Canada-U.S. Softwood Lumber Agreement signed in 1996 (the “Softwood Lumber Agreement”), Canada received a commitment from the United States government that it would not seek to impose a countervailing duty on imports of Canadian softwood lumber for a period of five years, so long as Canada would limit the volume of softwood lumber products exported fee-free to the United States to 14.7 BFBM per annum. Volumes exported above this level were subject to an export fee of US$54 per MFBM on the first 650 MMFBM and US$108 per MFBM on any further volumes. In order to give effect to the Softwood Lumber Agreement, Canada allocated export quotas among softwood lumber producers and other exporters to the United States based upon historic export volumes. These restrictions on exports to the United States resulted in increased supply and competition in the domestic Canadian and overseas lumber markets. The agreement expired on March 31, 2001 and has not been renewed.

     The Company’s sales of lumber represented approximately 43% of our net revenue for the year ended December 31, 2002 and approximately 44% of lumber sales were made to customers in the United States in that period. Following the expiration of the Softwood Lumber Agreement in March 2001, the United States Department of Commerce and the United States International Trade Commission rendered preliminary determinations contending that Canadian softwood lumber was subsidized and sold at less than fair value. As a result of these determinations, the Company was required to post bonds in respect of potential antidumping and countervailing duties on our exports of softwood lumber to the United States at rates of 12.6% and 19.31%, respectively. In May 2002, the United States International Trade Commission issued its final determination, which found that Canadian imports were injuring or threatening to injure the U.S. softwood lumber industry, and imposed a 27.2% duty on the Company’s softwood lumber exports to the United States. As a result, the Company is now required to post cash deposits in an amount equal to the duties on its softwood lumber exports to the United States. The existence of the duties has had a negative effect on the Company’s profitability. Such duties are subject to an appeal process before either a binational panel pursuant to the North American Free Trade Agreement or the World Trade Organization. In January 2003, legislation was introduced in the U.S. Congress that, if passed, would increase the duty on the Company’s U.S. softwood lumber exports to 45%. If the duty is not reduced, the profitability of the Company’s lumber operations will continue to suffer and the lumber operations may, under certain circumstances, become unprofitable. The Company is aware that discussions are ongoing between representatives of the Canadian and the United States governments with a view to resolving this trade dispute. The Company cannot predict the outcome of these proceedings and discussions at this time.

Leverage and Ability to Service Indebtedness

     The Company has significant debt service obligations. As of December 31, 2002, the Company had $252.6 million (US$160 million) outstanding under its 9 7/8% senior notes, due 2008 (the “Notes”). In addition, subject to certain limitations set forth in the indenture governing the Notes and the Company’s revolving credit facility, the Company may, from time to time, incur additional indebtedness.

     The degree to which the Company is leveraged could have important consequences to holders of the Notes, including the following: (i) its ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or general corporate purposes may be limited; (ii) a substantial portion of the Company’s cash flow from operations must be dedicated to debt service, thereby reducing the funds available to the Company for other purposes, including operations and future business opportunities; (iii) the Company may be more leveraged than certain of its competitors, which may place the Company at a competitive disadvantage; and (iv) the Company may be hindered in its ability to adjust rapidly to changing market conditions and may be vulnerable in the event of a downturn in general economic conditions or in its business. See Item 5: Operating and Financial Review and Prospects.

Global Competition

     The markets for pulp and lumber are highly competitive, with a number of major companies competing in each market. The Company competes globally in both its pulp and lumber product lines. Certain of the Company’s competitors have greater financial resources than the Company. While the principal basis for competition is price, the Company also competes on the basis of customer service, quality, product type, manufacturing costs and currency exchange rates. Variations in the exchange rate between the Canadian dollar and the U.S. dollar, and the U.S. dollar and local currencies in each of the Company’s export markets affect the relative competitive position of the Company’s products when compared to its competitors outside of Canada. To mitigate the impact of foreign exchange volatility on the Company earnings, the Company may, from time to time, enter into foreign exchange and currency option contracts to partially hedge its exposure to fluctuation in U.S. dollar revenues. There can be no assurance that such hedging will be successful in the future in materially reducing the Company’s exposure to exchange rate fluctuations.

Fiber Supply

     The Company obtains a significant portion of its fiber requirements from the Millar Western FMA, Coniferous Timber Quotas and Deciduous Timber Allocations issued by the Minister of Environment of Alberta, each of which are issued for a period of 20 years. Existing agreements expire on various dates between 2006 and 2017 and are renewable thereafter. There is no assurance that the Millar Western FMA, quotas and allocations will be renewed or extended on acceptable terms. In addition, the Millar Western FMA, quotas and allocations contain terms or conditions which could, under certain circumstances, result in a reduction of the amount of timber that may be harvested by the Company.

     The forest products industry is subject to natural events such as forest fires, adverse weather conditions, insect infestation, disease, prolonged drought and other natural disasters. The occurrence of any of these events could have a material adverse effect on the Company’s business, financial condition and results of operations.

     Historically, the Company purchases approximately 21% of its fiber in the open market. Accordingly, the Company’s operations are affected by changes in the supply and demand for, and the prices of, purchased fiber.

Change in Stumpage Fees

     The Government of Alberta imposes stumpage fees on all timber harvested on Crown-owned land. The Company is unable to predict the impact on operations of any changes to the stumpage rates applicable to the Millar Western FMA, Coniferous Timber Quotas and Deciduous Timber Allocations. There can be no assurance that material and adverse changes in stumpage regulations will not occur in the future. Further changes in legislation or regulatory regimes of the Government of Alberta may change fee structures payable in relation to the harvesting of timber and may increase the costs through the imposition of additional and more stringent reforestation and silvicultural standards. These changes could have a material adverse effect on the Company’s business, financial condition and results of operations.

Impact of Environmental and Other Government Regulations

     The Company is subject to a wide range of general and industry-specific environmental laws and regulations imposed by federal, provincial and local authorities in Canada, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. Failure by the Company to comply with applicable environmental laws and regulations, and the permit requirements related thereto, could result in civil or criminal fines or penalties or enforcement actions thereunder, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions, any of which could result in significant capital expenditures. The Company believes that it is in substantial compliance with all applicable environmental laws and regulations and regularly incurs capital and operating expenditures to maintain such compliance. However, future events, such as changes in existing environmental laws and regulations or their interpretation, or more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Capital Intensive Operations

     The production of lumber and pulp is capital intensive. Although the Company maintains its production equipment with regular periodic and scheduled maintenance, there can be no assurance that key pieces of equipment in the Company’s various production processes will not need to be repaired or replaced. The costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on the Company’s business, financial condition and results of operations.

Control by Sole Shareholder

     Industries hold 100% of the outstanding equity of the Company. By virtue of ownership of such equity, Industries will have the power to control all matters submitted to shareholders of the Company, to elect the Board of Directors of the Company and to exercise control over the business, policies and affairs of the Company. The interests of Industries as an equity holder may differ from the interests of holders of the Notes.

Potential Inability to Enforce Certain Civil Liabilities

     The enforcement by investors of civil liabilities under applicable U.S. federal and state securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Alberta, Canada, that some or all of the officers and directors of the Company may be residents of Canada or other non-U.S. countries, that some or all of the experts named in this annual report on Form 20-F may be residents of Canada or other non-U.S. countries, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. As a result, it may be difficult or impossible for U.S. investors to effect service of process within the United States upon the Company or such person or to realize against them in the United States upon judgments of courts of the United States predicated upon civil liabilities of the Company or persons under applicable U.S. federal and state securities laws. In addition, investors should not assume that courts in Canada or in the countries where such persons reside or in which the assets of the Company or such persons are located (i) would enforce judgments of U.S. courts obtained in actions against the Company or persons predicated upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against the Company or persons predicated upon such laws.

ITEM 4:	INFORMATION ON THE COMPANY

HISTORY AND ORGANIZATION

     Millar Western Forest Products Ltd., known commercially as Millar Western, is a corporation incorporated under the Business Corporations Act (Alberta, Canada) on September 8, 1997, which had no operations or cash flows from September 8, 1997 to May 12, 1998. On May 13, 1998, the Company acquired all of the forest products operations of Industries and issued US$160 million of 9 7/8 senior notes due 2008.

     The head office of the Company is located at 16640 – 111 Avenue, Edmonton, Alberta, T5M 2S5 and its registered office is located at 2900 Manulife Place, 10180 – 101 Street, Edmonton, Alberta, T5J 3V5. The Company’s telephone and facsimile numbers are (780) 486-8200 and (780) 486-8282, respectively. The Company’s authorized capital consists of an unlimited number of common shares of which 15,000,001 were issued and outstanding as of December 31, 2002. The Company does not have any subsidiaries.

GENERAL DESCRIPTION OF BUSINESS

     General

     Millar Western is a diversified forest products company that produces and markets hardwood and softwood bleached chemi-thermo-mechanical pulp (“BCTMP”) and softwood lumber. The Company owns and operates three production facilities in the Province of Alberta: a BCTMP mill and sawmill at an integrated complex in Whitecourt, and a sawmill in Boyle. The Company also manages the operations of, and markets all pulp produced by, a BCTMP mill in Meadow Lake, Saskatchewan, that is jointly owned by Industries and its affiliate and the Province of Saskatchewan.

     The Whitecourt pulp mill produces hardwood, softwood and blended wood BCTMP and has an annual production capacity of 275,000 ADMT. The Meadow Lake pulp mill has an annual production capacity of 280,000 ADMT of hardwood BCTMP. The Company’s BCTMP is sold internationally for use in the production of printing and writing papers, paperboard, specialty paper, tissue, and toweling.

     The Company’s sawmills produce SPF dimension lumber for the residential and commercial construction industries. The Whitecourt and Boyle sawmills have an annual capacity of 210 MMFBM and 100 MMFBM, respectively. Each sawmill produces a full range of lumber grades, including specialty grades for the Japanese market. The Whitecourt sawmill also produces MSR lumber for load bearing applications. Lumber from the sawmills is sold principally in Canada and the United States.

     The Company supplies its fiber needs primarily through timber sources held under long-term tenure, which provide a high degree of fiber self-sufficiency, security of supply and scope for progressive, sustainable forest management practices. These forest resources, together with multi-year fiber exchange agreements with other companies, amount to 1.57 million cubic meters of fiber annually and constitute 79% of the Company’s fiber requirements. The balance of the Company’s fiber requirements is purchased on the open market.

Industry Overview

     The Pulp Industry

     Wood pulp is the main component used in the manufacture of paper and paperboard products. Wood pulp types depend on two primary variables: the wood type and the manufacturing process used to produce the pulp. The two major types of wood are hardwood and softwood. Manufacturing processes range from purely chemical processes, in which wood is processed into pulp using chemicals, to the purely mechanical processes, in which wood is mechanically ground into pulp. Within the chemical pulp sector the dominant process is the kraft process. Within the mechanical pulp sector, there are a variety of processes which utilize a combination of mechanical and chemical processes, and produce a wide range of pulps, including TMP, CTMP and BCTMP. Each process produces pulps with differing strength, brightness and other characteristics which are suited to different end-use products.

     BCTMP is used in a variety of paper and paperboard products, often as a direct replacement for kraft pulps. Traditionally, softwood BCTMP has been used in toweling, newsprint and paperboard products. The development of high-quality hardwood BCTMP in the early 1990s opened the market for the use of BCTMP in the production of fine printing and writing papers. While BCTMP is widely used in Europe and Asia for printing and writing papers, it has not yet had the same level of acceptance in North America, largely due to traditional U.S. paper industry standards. However, changing U.S. standards are opening the North American printing and writing paper market to allow broader use of BCTMP woodfree papers.

     BCTMP producers have an economic advantage compared to kraft pulp producers in terms of wood costs because the BCTMP process achieves a higher yield of pulp from wood. The BCTMP process for producing pulp differs from the kraft process most significantly in how wood chips are processed. The kraft process uses chemicals to separate cellulose fibers by dissolving lignin, whereas BCTMP uses a combination of chemicals, steam and mechanical processes to separate cellulose fibers, while retaining most of the lignin. The BCTMP process converts approximately 85% to 90% of the wood into pulp whereas the kraft process achieves a 45% to 55% yield. The high-yield BCTMP process produces pulp that provides higher bulk, opacity and stiffness to paper products, but is generally of lower strength than kraft pulp.

     Historically, prices for all pulps, including BCTMP, have been cyclical. Economic conditions and changes in industry capacity are the primary factors affecting the demand and supply in the pulp market, and therefore the price of pulp. Historically, BCTMP has sold at a discount to NBSKP, largely reflecting the lower costs of producing the pulp, although the relative discount has narrowed during strong pulp markets. BCTMP prices have historically ranged from 70% of the NBSKP price at the bottom of the cycle to as high as 87% of the NBSKP price at the peak. However, in recent years, BCTMP pricing is more directly referenced to eucalyptus kraft pulp pricing. The discount has been reduced to $40 - $50/ADMT from historical levels of $70 - $100.

     The Lumber Industry

     Softwood lumber is used primarily in the residential and commercial construction industries. Lumber demand is seasonal and cyclical and is generally affected by the number of housing starts, expenditures on renovations and remodeling and industrial construction activity. These variables are, in turn, influenced by general economic conditions, interest rates and demographic trends.

     The majority of Canada’s softwood lumber is sold into the United States. Japan continues to be an important market for producers in both Alberta and British Columbia because of changes in construction practices. North American platform-frame style construction housing is being increasingly accepted in Japan, although it still represents a small portion of total housing starts. It therefore represents an opportunity for market expansion by softwood lumber producers.

     The Softwood Lumber Agreement, finalized in early 1996, addressed long-standing disputes between Canadian and United States manufacturers of softwood lumber products. Effective for five years commencing April 1, 1996, the Softwood Lumber Agreement permitted the annual export from British Columbia, Alberta, Ontario and Quebec of 14.7 BFBM of softwood lumber to the United States without duty, with additional volumes subject to payment of graduated duties. Each company operating in British Columbia, Alberta, Ontario and Quebec and exporting softwood lumber to the United States was allocated a portion of the overall quota, based on historical shipments to the United States. The agreement expired on March 31, 2001, and has not been renewed.

     The Company’s sales of lumber represented approximately 43% of net revenue for the year ended December 31, 2002 and approximately 44% of lumber sales were made in the United States in that period. Following the expiration in March 2001 of the softwood lumber agreement between Canada and the United States and in response to complaints of U.S. based competitors and trade unions, the United States Department of Commerce and the United States International Trade Commission rendered preliminary determinations contending that Canadian softwood lumber was subsidized and sold at less than fair value.

     As a result of these determinations, the Company was required to post bonds in respect of potential antidumping and countervailing duties on exports of softwood lumber to the United States at rates of 12.6% and 19.31%, respectively. In May 2002, the United States International Trade Commission issued its final determination, which found that Canadian softwood lumber imports are injuring or threatening to injure the U.S. softwood lumber industry and imposed a 27.2% duty on the Company’s softwood lumber exports to the United States. As a result, the Company is now required to post cash deposits in an amount equal to the duties on its U.S. softwood lumber exports. Such rates could be subject to an appeal process before either the binational panel pursuant to the North American Free Trade Agreement or the World Trade Organization. The Company supports efforts to resolve the matter through such international tribunals. The softwood lumber dispute remained unresolved in 2002 and, as a result, profitability of the lumber segment was negatively affected. If these duties are not reduced, the profitability of the lumber operations will continue to suffer and the duties may, under certain circumstances, make the lumber operations unprofitable. The Company is aware that discussions are ongoing between representatives of the Canadian and the United States governments with a view to resolving this trade dispute. The Company cannot predict the outcome of these proceedings and discussions at this time.

     Timber Supply and Forest Management in the Province of Alberta

     The Government of Alberta grants rights to harvest timber through a variety of tenure arrangements including FMAs, Coniferous Timber Quotas and Deciduous Timber Allocations. An FMA grants to a holder the rights to manage, establish, grow, harvest and remove timber in a forest management area and provides that the Minister of Environment recognizes the holder’s rights to grow and harvest timber as the primary use of the forest management area. Each FMA is for a 20-year term, with provision for further 20-year renewal periods. Each FMA requires the holder to conduct a forest inventory and prepare a detailed forest management plan to determine the annual allowable cut (“AAC”) of timber to be harvested from the forest management area, and to have annual operating plans approved by Alberta Sustainable Resource Development before any operations can commence.

     The Millar Western FMA provides that the Alberta Minister of Sustainable Resource Development may withdraw from the forest management area (i) any land which cannot be harvested without causing substantial harm to the environment, (ii) any land determined to be required for human or physical resource development of the Province of Alberta, (iii) any land required for commercial and industrial facilities and (iv) any land which is not capable of producing timber. In the event of such withdrawal, the Crown will compensate the holder for certain costs and losses associated with such withdrawal.

     A detailed forest management plan describes the resources of a forest management area and the forest management and silvicultural practices to be used by the holder to achieve and maintain a perpetual sustained yield of timber from such area. A detailed forest management plan, updated every 10 years, includes a harvest schedule for a full rotation (80 to 100 years).

     Coniferous Timber Quotas and Deciduous Timber Allocations grant holders the right to harvest a specified percentage (in the case of Coniferous Timber Quotas) or volume (in the case of Deciduous Timber Allocations) of the AAC determined by the Alberta Minister of Sustainable Resource Development for a Forest Management Unit during a period of 20 years, which is renewable thereafter. A quota or allocation holder must obtain a timber license, which is issued by the Alberta Minister of Sustainable Resource Development, and describes the area planned for harvesting by the quota or allocation holder and the time during which the timber may be harvested, usually for a three to five-year period. The quota or allocation holder is responsible for the submission of an annual operating plan. Quota and allocation holders with more than 10,000 cubic meters per year of AAC must carry out reforestation of all harvested areas to the Provincial regeneration standards.

     The Company supplies its manufacturing operations primarily from timber resources held under long-term tenure providing security of supply and scope for progressive, sustainable forest management practices. These forest resources, together with fiber exchange agreements with other companies, provide a cost-competitive and sustainable supply of timber to the Company’s production facilities. Approximately 79% of the fiber requirements for the Company’s pulp mill and sawmill facilities are supplied under the Millar Western FMA, Coniferous Timber Quotas, Deciduous Timber Allocations, fiber exchange agreements and a supply contract. The balance of the fiber requirements for these facilities is purchased on the open market.

     The Company’s coniferous AAC from the Millar Western FMA and Coniferous Timber Quotas is 803,000 cubic meters. The deciduous AAC from the Millar Western FMA and Deciduous Timber Allocations is 291,000 cubic meters. In addition, through log-for-wood-chip exchange agreements and a supply contract with other companies, the Company receives 190,000 cubic meters of coniferous timber and up to 140,000 cubic meters of deciduous timber annually. In addition, the Company can harvest approximately 150,000 cubic meters of incidental pulpwood annually from the Millar Western FMA and Coniferous Timber Quotas that is not chargeable against the AAC and for which there is a nominal stumpage fee. The following table sets out the Company’s AAC under its current tenure and fiber available under long-term exchange contracts:

Fiber Supply

	Coniferous	Deciduous

	(m3)	(m3)

Forest Management Agreement(1)	291,000	216,000
Coniferous Timber Quotas(2)	508,000	—
Deciduous Timber Allocations(3)	—	75,000
Exchange Agreements and Supply Contract(4)	190,000	100,000
Incidental Pulpwood	150,000	—

Total long-term fiber supply:	1,139,000	431,000

(1)	Net of third party allocations. Expires 2017 and is renewable for additional terms of 20 years.

(2)	Expires 2006 and is renewable for additional terms of 20 years.

(3)	Expires 2007 and is renewable for additional terms of 20 years.

(4)	There are two Exchange Agreements, both of which are evergreen, with two years notice required for termination, and a supply contract that expires in 2010.

     An additional 900,000 m3 of coniferous timber has been carried forward from previous years and available for harvest over the period from 2003 to 2008. The carryover volume is equivalent to an additional 180,000 m3 available annually for the next five years.

     In 1995, the Company’s Whitecourt forest, sawmill and pulp mill operations became the first in Alberta to achieve certification under ForestCare, the Alberta forest industry’s comprehensive code of practices governing industry activities in areas such as land use, harvesting and reforestation, environmental protection, employee and public safety, and sustainable development. The Boyle operations achieved ForestCare certification in 1996. The Company’s Whitecourt operations were recertified in 1998, and the Boyle operations were recertified in 1999. The ForestCare program was modified in 2001 and the Whitecourt woodlands operation has achieved recertification in 2003 and the Whitecourt sawmill and pulp mill operations are expected to achieve recertification later in 2003.

     Delivered Log Costs and Stumpage

     The Government of Alberta imposes stumpage fees on all timber harvested on government-owned land. The timber on such land is owned by the Province of Alberta and stumpage fees are a form of harvest tax that is assessed on a market-based fee structure. Under the stumpage system for coniferous timber, the amount of the stumpage fee increases or decreases with the benchmark lumber price of Western SPF 2” x 4”, random length, standard and better. The stumpage system applies to all logs harvested from the Millar Western FMA and Coniferous Timber Quotas. Reduced stumpage rates apply to marginal timber, pulpwood and timber affected by fire or insects. Stumpage rates do not apply to wood harvested from private lands.

     As the benchmark price increases, an increasing proportion of total stumpage is allocated to the Forest Resource Improvement Program (“FRIP”). Funds from this program are used by the Company to enhance the forest resource beyond the current regulated standards.

     In February 1999 the Government of Alberta instituted a market-based stumpage system for deciduous timber. Under this system, the Company pays a base rate of dues of $0.20 per cubic meter until the benchmark pulp price of hardwood kraft pulp exceeds $750 per tonne. The amount of stumpage then increases as the benchmark price increases above $750 per tonne. As this benchmark price increases, an increasing proportion of total stumpage is allocated to the FRIP program.

     Capital Expenditures

     The following table sets out capital expenditures for the main operating segments of the Company for the periods indicated:

	Year Ended December 31,

	2000	2001	2002

	(thousands)
Pulp Mill	$3,093	$526	$893
Sawmills, Woodlands and Other	28,447	23,682	2,587

Total	$31,540	$24,208	$3,480

     In June 2001, the Company completed a modernization project of its Whitecourt sawmill, which significantly improved its efficiency, increased the quality of its products and reduced its manufacturing costs. A total of $42.6 million in capital was spent on this project.

     Meadow Lake Agreements

     The Company has agreements to provide administrative services to, and to market all pulp produced by, the Meadow Lake pulp mill. These agreements are for indefinite terms and may be cancelled on one to two months’ notice by the Meadow Lake Pulp Limited Partnership (the “Partnership”) which is owned 50% by Industries and an affiliate and 50% by the Government of Saskatchewan. The management services provided under contract to the Meadow Lake pulp mill include executive management, transportation, finance and accounting, human resources and information systems. The cost of providing these services, including a portion of overhead, is allocated to the Meadow Lake pulp mill and reimbursed monthly to the Company on a cost plus basis, effectively reducing the administrative costs of the Company’s own operations. This arrangement also works to the benefit of both the Meadow Lake pulp mill and the Whitecourt pulp mill in terms of the sharing of technological advances and improvements and in increasing the Company’s purchasing power for raw materials used in the pulping process. See Item 7: Major Shareholders and Related Party Transactions.

     The marketing agreement appoints the Company the exclusive marketing and sales agent for all of the pulp produced at the Meadow Lake pulp mill. The Company is paid a commission based on net sales revenue for the sale of pulp produced by the Meadow Lake pulp mill. The combined production capacity of 555,000 ADMT of BCTMP per year from the Whitecourt and Meadow Lake pulp mills is all sold under the Millar Western name. See Item 7: Major Shareholders and Related Party Transactions.

     Chetwynd Agreements

     In April, 1999 the Company entered into agreements with Louisiana-Pacific to manage the operations of, and market all pulp produced by, the hardwood BCTMP mill located at Chetwynd, British Columbia. These agreements expired on December 31, 2001. The management services provided under contract to the Chetwynd pulp mill included transportation, finance and accounting, human resources and information systems. The Company was paid a fixed fee for providing these services.

     The marketing agreement appointed the Company the exclusive marketing and sales agent for all of the pulp produced at the Chetwynd pulp mill. The Company was paid a commission of a fixed percentage of the net sales revenue from all pulp produced by the Chetwynd pulp mill. In view of adverse market conditions, Louisiana-Pacific decided to shut the Chetwynd pulp mill down in April 2001.

Sales and Marketing

     Pulp

     The Company is a leader in the marketing of BCTMP and is proactive in developing new markets for high-quality BCTMP. The following table shows the approximate distribution of sales by end-use of pulp marketed by the Company from the Whitecourt and Meadow Lake pulp mills:

Pulp Distribution by End Product (2002 Shipments)

Coated papers	44%
Paperboard	24%
Specialty and other	12%
Uncoated papers	11%
Tissue and towel	9%

     As the first BCTMP producer to offer significant quantities of 100% aspen-based hardwood pulp grades, the Company pioneered the use of this product in coated and specialty paper grades. The Company has committed itself to the production of high quality BCTMP, so as to establish a differentiated product. Management believes product development is an ongoing process necessary to meet the specific needs of papermakers. The Company has focused its marketing efforts on the technical and production staff within each paper mill to which it sells product. This approach has enabled the development of partnership-based relationships with its customers such that, in some cases, the Company is the customer’s exclusive supplier of BCTMP.

     The Company’s corporate marketing staff, supported by an international network of independent sales agents, markets pulp from the Whitecourt and Meadow Lake pulp mills to all major pulp consuming regions. In 2002, the top five pulp customers represented approximately 26% of all pulp marketed by the Company, with its largest single customer representing approximately 14% of all pulp marketed by the Company.

     Lumber Products

     The principal markets for the Company’s lumber products are the United States, Canada and Japan. Lumber sales within North America are handled by sales staff located in Edmonton, Canada, who sell the lumber primarily through a network of wholesale distributors. All offshore sales are conducted through an international marketing consortium, Interex Forest Products Ltd. of Vancouver, of which the Company is a 20% owner.

     The Company markets its lumber in North America mainly through wholesale distributors that resell it to a large number of other customers. The Company’s top five lumber customers in 2002 accounted for approximately 58% of lumber segment sales, with the largest customer accounting for approximately 17% of lumber segment sales. The Company’s sales of lumber represented approximately 43% of net revenue for the year ended December 31, 2002 and approximately 44% of lumber sales were made in the United States in that period.

     Following the expiration of the Softwood Lumber Agreement in March 2001, the United States Department of Commerce and the United States International Trade Commission rendered preliminary determinations contending that Canadian softwood lumber was subsidized and sold at less than fair value. As a result of these determinations, the Company was required to post bonds in respect of potential antidumping and countervailing duties on our exports of softwood lumber to the United States at rates of 12.6% and 19.31%, respectively. In May 2002, the United States International Trade Commission issued its final determination, which found that Canadian imports are injuring or threatening to injure the U.S. softwood lumber industry, and imposed a 27.2% duty on the Company’s softwood lumber exports to the United States. As a result, the Company is now required to post cash deposits in the amount equal to the duties on its softwood lumber exports. Such duties are subject to an appeal process before either a binational panel pursuant to the North American Free Trade Agreement or the World Trade Organization. In January 2003, legislation was introduced in the U.S. Congress that, if passed, would increase the duty to 45%. If the duty is not reduced, the profitability of the Company’s lumber operations will continue to suffer and the lumber operations may, under certain circumstances, become unprofitable. The Company is aware that discussions are ongoing between representatives of the Canadian and the Untied States governments with a view to resolving this trade dispute. The Company cannot predict the outcome of these proceedings and discussions at this time.

     A breakdown of the Company’s pulp, lumber and other net revenue by geographic market for the three previous fiscal years is as follows:

	Years ended December 31,

	2000	2001	2002

	(thousands)
Net revenue (in millions)
Canada	$55.0	$56.2	$61.5
United States	70.5	50.2	56.9
Europe	87.4	56.6	38.8
Asia	83.8	46.2	76.1
Other	0.9	1.6	0.7

	$297.6	$210.9	$234.0

     For a breakdown of revenue by category of activity see: Item 5(A).

Utilities and Chemicals

     Power – Electric power requirements for the manufacturing facilities at Whitecourt and Boyle are provided through the Power Pool of Alberta at real time market rates. The risk associated with exposure to market rate power has been mitigated by obtaining power purchase rights. These rights represent the Company’s entitlement and obligation to purchase its electrical power requirements at predetermined prices for a period of 20 years. On January 1, 2001, the Company entered into two Power Syndicate Agreements with four other entities for the purpose of sharing the rights and responsibilities defined in the Power Purchase Arrangements (“PPA”) acquired by Epcor Utilities Inc. in accordance with the Power Auction Agreement in 2000. The PPAs are 20 year agreements and give the holder the right to a specified capacity and the associated electricity output from existing generating units in the Province of Alberta. The PPA holder is obligated to pay the owner of the generating units the costs of maintaining and operating the units according to cost schedules set out in PPAs. Through its participation in the syndicate, the Company has the right to 80 megawatts of the generating capacity and will share pro-rata in the obligations that arise under the PPAs.

     Natural Gas – Natural gas used in the Whitecourt facilities is supplied by a major natural gas producer under annual supply contracts that are subject to market prices. From time to time, the Company manages its gas price exposure by entering into short-term forward contracts. Natural gas used at the Boyle sawmill is supplied by the local gas cooperative under long-term contract.

     Process Water – Treated process water is supplied to the Whitecourt pulp mill by the Town of Whitecourt under contract.

     Chemicals – Hydrogen peroxide is supplied from a plant located in Alberta under a long-term pricing agreement which provides for stable pricing over the term of the agreement. Caustic soda and other bleaching chemicals used in the Whitecourt pulp mill are supplied by third parties under varying contract terms. Magnesium sulphate used in the Whitecourt pulp mill is produced and supplied by Industries pursuant to a long-term contract. See Item 7: Major Shareholders and Related Party Transactions.

Transportation

     Both the pulp and wood products operations are located adjacent to rail lines serviced daily by Canadian National Railway, and near major highway connections to both TransCanada and Interstate routes. The operations have the flexibility to load their products onto various types of road and rail equipment, enabling them to take advantage of the most competitive rates. Distribution arrangements covering rail and ocean transport, terminal handling and storage are in place to provide competitive access to the markets served.

Environmental Matters

     The Company’s operations are regulated primarily by the Alberta Environment and Enhancement Act (“AEPEA”) and the Federal Fisheries Act. The Company is in compliance with all applicable environmental regulations.

     Both the pulp and wood products operations at Whitecourt have been issued renewable 10-year environmental approvals under AEPEA. The pulp mill’s approval expires in November 2003, and the wood products operation’s approval expires in February 2006. Environmental controls are in place to ensure that both operations are in compliance with all regulated parameters of both provincial and federal authorities.

     The Whitecourt pulp mill does not use chlorine compounds and therefore does not generate any chlorinated by-products such as dioxins or furans. The pulp mill has an extended aeration activated biomass wastewater treatment system. The biomass produced as a waste product from the system is used as a soil conditioner on agricultural and forest lands, and as fuel at a local wood waste-fueled electrical generating station. Solid wood waste from the Whitecourt pulp mill and sawmill is also sent to the electrical generating station. Any excess biomass or wood waste is incinerated in a burner located at a site approximately 22 kilometers north of Whitecourt. The Company has a renewable environmental approval, which expires in April 2006, to operate the burner.

     In 1995, the Company’s Whitecourt pulp mill became the first manufacturing facility in North America to achieve British Standard 7750 certification of its environmental management system. In 1996, Millar Western became the first company in North America and its pulp mill the second pulp mill in the world to achieve ISO 14001 certification for its environmental management system.

     The Boyle sawmill operation is also regulated under AEPEA and has been issued a renewable 10-year environmental approval which expires in April 2005, with the exception of the permit for the operation’s wood waste burner which expired in January 2003 and has been extended until 2008. All wood waste from the operation is currently incinerated in the burner.

     All forest areas harvested by the Company have been reforested to Alberta Environment standards. The Company accrued $6.1 million in new reforestation obligations in 2002, compared to $9.8 million in 2001 and had reforestation expenditures of $5.0 million in 2002, compared to $11.5 million in 2001.

DESCRIPTION OF PROPERTY

     The Company owns and operates three facilities in the Province of Alberta: a BCTMP mill and sawmill at an integrated complex in Whitecourt and a sawmill in Boyle. The Company also manages the operations of, and markets all pulp produced by, the Meadow Lake pulp mill.

     Pulp

     The Company’s BCTMP mill located at Whitecourt, Alberta, commenced commercial production in July 1988. The pulp mill was constructed at a cost of approximately $205 million and was designed to produce 210,000 ADMT per year. Since start up, the Company’s focus on mill optimization has increased the capacity of the plant to 275,000 ADMT of BCTMP per year.

     The Whitecourt pulp mill is a two-line mill that offers optimum flexibility in meeting production demands. The Whitecourt pulp mill produces chlorine-free hardwood (aspen), softwood (spruce, pine and fir) and blended pulps for use in the production of printing and writing papers, paperboard, specialty paper, tissue, and toweling. Process features include an alkaline peroxide bleaching system, a state-of-the-art biological effluent treatment system and a sophisticated mill-wide process control system. The high-yield BCTMP process converts approximately 85% to 90% of wood input into pulp, whereas the kraft process achieves a 45% to 55% yield. The two-line pulp mill is certified to the ISO 9002 quality management standard and was the second pulp mill in the world to achieve the ISO 14001 environmental management certification.

     In the Whitecourt mill pulp process, wood chips enter the mill and are pre-steamed before undergoing mild chemical impregnation and subsequent two-stage refining. Steam generated during refining is recovered for use in the chip pre-steaming bins. After refining, the pulp is screened and cleaned before being pumped into a storage tower. From this tower, the pulp is delivered to wash presses in preparation for entry into the two-stage bleaching process. The bleaching process consists of a medium-consistency bleach tower and wash press, followed by a high-consistency bleach tower and wash press. The pulp is then ready for a final de-watering stage prior to drying. After drying in natural gas-fired flash dryers, the pulp is baled and wrapped for shipment to markets around the world.

     The Millar Western pulp process has unique features that make it well suited to the production of hardwood BCTMP for use in printing and writing papers, replacing hardwood kraft pulp in many applications. These features include the three-stage chip impregnation system that allows the enhancement of the key pulp characteristics of bulk and opacity and reduces the amount of energy required for refining, and the two-stage post- bleaching washing process that improves pulp cleanliness while reducing water usage. As well, the Whitecourt pulp mill has the capability of blending hardwood and softwood chips to meet specific pulp characteristics, and the two-line production system offers flexibility in meeting market demands.

     The availability of low-cost fiber, efficient use of energy, an advanced bleaching process and a highly flexible and productive work force combine to give the Company a competitive cost advantage over other BCTMP producers. See Item 4: Information on the Company-Industry Overview.

     All hardwood chips are produced on site and the majority of the softwood chips used by the Whitecourt pulp mill are supplied by the Whitecourt sawmill, located on the same site. The Company also purchases softwood chips on the open market to supply the pulp mill and to use in connection with log-for-wood-chip exchange agreements. Due to the Company’s high degree of fiber self-sufficiency and the availability of fiber in Alberta on the open market, the Company is not significantly exposed to escalation in wood costs when the price of pulp rises. The combined effect of low wood costs and higher pulp yields give the Company’s pulp mill a cost advantage compared to kraft pulp mills.

     Lumber Products

     The Company owns and operates two sawmills located at Whitecourt and Boyle, Alberta. The Whitecourt and Boyle sawmills have a combined annual capacity of 310 MMFBM.

     The Whitecourt sawmill, with an annual capacity of 210 MMFBM, manufactures SPF lumber for North American and offshore markets. The product range includes dimensions from 1” x 3” to 2” x 10” and in lengths from 8’ to 16’. Products include MSR lumber for engineered roofing and load bearing applications, special grades for export to the Japanese housing market and construction lumber for North American residential and commercial markets. Residual timber is sold to third parties for finger-jointed lumber. Residual wood chips are used by the Whitecourt pulp mill and wood shavings are sold to a nearby wood products company for the production of medium density fiberboard. Remaining wood waste is consumed by an electrical generating station in the Whitecourt area.

     In June 2001 the Company completed a modernization project for its Whitecourt lumber operation at a total cost of $42.6 million which significantly improved its efficiency, increased the quality of its products and reduced its manufacturing costs by replacing the existing sawmill with a new facility. This project was funded from operating cash flow. The new sawmill at Whitecourt is a state-of-the-art single-line mill designed to handle logs with diameters from 3 to 22 inches. The sawmill comprises a portal crane used to unload trucks and to forward logs to a computerized log merchandising system, and two optimized short-log feed systems. The log preparation area utilizes three 22-inch debarkers and two high-speed cut-off saws. Short logs are machine evaluated for best value and sent to four log-sorting bins or to a whole log chipping system. The primary machine center consists of a double length in-feed canter quad band, and in-line thin kerf vertical gang edger, and edger optimizer, a trimmer optimizer, and a J-Bar bin sorter. The finishing process includes three natural-gas-fired dry kilns, a high-speed planer mill, and a J-Bar sorting system. The facility also utilizes the latest in scanning technology to maximize wood recovery.

     The Company acquired the Boyle sawmill assets and related Coniferous Timber Quotas in September 1993. The Boyle sawmill, with an annual capacity of 100 MMFBM, manufactures SPF lumber for North American and offshore markets. The major product is dimension lumber for North American residential and commercial construction markets, ranging in size from 1” x 3” to 2” x 10” and in length from 8’ to 16’. A higher grade of lumber is produced for export to the Japanese housing market. Residual timber is sold for finger-jointed lumber and residual wood chips are sold to a nearby pulp mill.

     The Boyle mill is a two-line operation. The two primary machine centers are a scragg saw and a headrig. Other major equipment includes a gang-edger, an edger-optimizer, a trimmer-optimizer, a J-bar bin sorter, two dry kilns and a planer mill. The Company uses computerized scanning technology to enhance the performance of its equipment.

     Production Summary

     The following table shows the production of each of the Whitecourt pulp mill, Whitecourt sawmill and Boyle sawmill for the periods indicated.

Production Summary

	Years Ended December 31,
				Current
	2000	2001	2002	Capacity(1)

Whitecourt Pulp (MADMT)	274	238	278	275
Whitecourt Lumber (MMFBM)	184	156	194	210
Boyle Lumber (MMFBM)	102	97	100	100

(1)	Net shippable annual capacity using an average grade mix. Higher capacities are possible using an optimum grade mix.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     Management’s Discussion and Analysis (“MD&A”) set forth below is based upon, and the Financial Statements have been prepared in accordance with, Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they relate to the Company, see note 20 to the Financial Statements.

     A.     Operating Results

     General

     Millar Western’s two business segments are pulp and lumber. The pulp segment consists of a BCTMP mill at Whitecourt, Alberta that produces hardwood, softwood and blended pulps. The lumber segment consists of two sawmills located at Whitecourt and Boyle, Alberta, both producing SPF dimension lumber. Millar Western’s other operations include management and marketing contracts and corporate activities. The Company’s operating results are affected primarily by the prevailing market prices for its principal products, as well as the Company’s sales volumes and costs of production. Sales of the Company’s products are affected by global economic conditions and the economic conditions of the pulp and paper markets, as well as the residential and commercial construction industries in North America, Europe and Asia.

     The availability of an economical timber supply is one of the most important factors affecting the profitability of forest products companies. Timber supply self-sufficiency is a key competitive element, because the direct control and management of timber resources partially insulates an operator from fluctuations in the market price of fiber. The Company supplies its manufacturing operations primarily from timber resources held under long-term tenure, providing a secure supply of fiber on a sustainable basis. Approximately 79% of the fiber requirements for the Company’s pulp mill and solid wood facilities is supplied by the Millar Western FMA, and the Company’s quotas, allocations, fiber exchange agreements and a supply contract. The balance of the Company’s fiber requirements is purchased on the open market.

     The Company exports a majority of its products. A significant portion of these export sales are denominated in U.S. dollars, while most of its operating costs are incurred in Canadian dollars. Therefore, changes in the exchange rate between Canadian and U.S. dollars affect the Company’s financial results, as more fully outlined in a subsequent section of this MD&A.

     The following table sets out segmented financial and operating information for the Company for the periods indicated. This information should be read in conjunction with the Financial Statements, including the reconciliation to U.S. GAAP in Note 20 thereto, and the other financial and operating information included elsewhere in this annual report on Form 20-F.

	Years ended December 31,

	2000	2001	2002

	(in millions, except shipments and average net
	realized selling price)
Net Revenue
Lumber	$96.3	$82.6	$100.2
Pulp	187.5	119.0	127.6
Other (1)	13.8	9.3	6.1

Total	$297.6	$210.9	$233.9

Operating Earnings (Loss)
Lumber	$(6.5)	$(7.0)	$9.1
Pulp	76.3	30.8	22.9
Other (1)	(4.3)	(6.4)	(7.8)

Total	$65.5	$17.4	$24.2

Shipments
Lumber (MMFBM)	288	250	283
Pulp (MADMT)	279	236	272
Average net realized selling price
Lumber (per MFBM)	$334	$330	$354
Pulp (ADMT)	672	503	469

(1)	Represents primarily revenue from contracts with the Meadow Lake and Chetwynd pulp mills and unallocated corporate expenses.

Year ended December 31, 2002 compared to December 31, 2001

     Overview

     Millar Western’s financial performance was stronger in 2002 despite the continued difficult market conditions for both of our core products, lumber and pulp and the negative effects of the ongoing softwood lumber trade dispute. Increased sales volumes for both lumber and pulp contributed to a 11% increase in net revenue, to $233.9 million in 2002 compared to $210.9 million in 2001.

     Cost of sales increased by 10% to $177.4 million in 2002 compared to $161.9 million in 2001, mainly due to higher sales volumes of both lumber and pulp. Lumber manufacturing costs were lower in 2002 due to significant productivity improvements in the new sawmill in Whitecourt during the year. Pulp manufacturing costs increased as a result of higher energy costs after a provincial government energy rebate program expired at the end of 2001.

     Depreciation and amortization expense was $.5 million higher in 2002 reflecting a full year’s depreciation on the new sawmill in Whitecourt.

     General and administration expense for the year decreased by 15% to $13.4 million in 2002 compared to $15.4 million in 2001 primarily as a result of lower salary and travel costs.

     The company implemented a work force reduction program in January 2002, which resulted in a 6% reduction in the number of full time employees to 603. A provision for severance costs of $2.3 million was recorded in 2002.

     As a result of the increase in sales revenues and lower manufacturing and administration costs, operating earnings were up by 39%, from $17.4 million in 2001 to $24.1 million in 2002. The Company recorded earnings before income taxes of $1.0 million in 2002; however, there was no contribution to the employee profit sharing program in 2002 because there was a net loss before the unrealized exchange gain on debt. No contribution was made to the employee profit sharing program in 2001 because there was a net loss before income taxes for the year of $27.8 million.

     Lumber

     Net revenue for the lumber segment increased by 21% to $100.2 million in 2002, compared to $82.6 million in 2001, primarily as a result of higher lumber shipments. The new sawmill in Whitecourt achieved better than expected levels of productivity resulting in higher production volumes and lower manufacturing costs for the year. Mill net realizations improved from 2001 levels, in part due to a $2.3 million reversal of the 2001 countervailing and anti dumping duties imposed by the United States Department of Commerce. On May 22, 2002, duties totalling 27.2% were imposed on all softwood lumber exports to the U.S., resulting in a $5.2 million duty expense for 2002. See Item 3(D) Risk Factors and Note 9 to the Financial Statements for a further discussion of the duties. For the year, average mill nets were $354 per MFBM, which was $24 per MFBM greater than last year. Lumber cost of sales averaged $300 per MFBM, $37 per MFBM lower than last year. Overall, the lumber segment realized an operating profit of $9.1 million compared to an operating loss of $7.1 million in 2001.

     Pulp

     Net revenues from the pulp segment increased from $119.0 million in 2001 to $127.6 million in 2002 as a result of higher pulp shipments. Strong demand for BCTMP and a decline in world pulp inventories contributed to the higher sales volumes and a recovery in prices during the year. Still, despite the price improvements, average mill net realizations in 2002 were $35 per tonne lower than in 2001. At $341 per tonne, pulp cost of sales were 4% higher than last year, primarily the result of power cost increases offset by productivity gains. The 2002 power costs included a $1.6 million provision resulting from a reassessment of power rates for electricity consumed in 2000. The Company received benefits from its long term power purchase rights of $5.9 million in 2002. Given the lower mill nets and power cost increases, the pulp segment recorded an operating profit of $22.9 million in 2002, compared to $30.8 million in 2001.

     Other

     Net revenue from other operations decreased by $3.2 million to $6.1 million in 2002 as a result of the expiration of the management and marketing contracts with the Chetwynd pulp mill on December 31, 2001. Consequently, the operating loss in this segment increased by $1.5 million to $7.9 million in 2002, compared to a loss of $6.4 million in 2001.

     Financing

     Financing expenses increased by $.9 million in 2002 compared 2001 primarily due to a reduction in foreign exchange gains realized on working capital balances during the year, offset by a reduction in short term interest expense.

     Unrealized exchange (gain) loss on debt

     Effective January 1, 2002, the company retroactively adopted a new accounting policy of the Canadian Institute of Chartered Accountants with respect to the recognition of unrealized foreign exchange gains or losses. Under the new policy, exchange gains or losses that arise on translation of long term debt denominated in a foreign currency are included in income in the current period. In accordance with this policy, the company recorded an unrealized gain of $2.2 million on the translation of long term debt denominated in U.S. dollars. The gain resulted from a stronger Canadian dollar relative to the U.S. dollar at the end of 2002 compared to the exchange rate at the end of 2001. In 2001, the company recorded an unrealized loss of $15.5 million as a result of a relatively weaker Canadian dollar at that point in time.

     Other Expense (Income)

     Included in other expense (income) in 2002 is a recovery on an energy contract of $.7 million before tax. In 2001, the company recorded a provision for loss on this contract of $5.0 million before tax.

     Income Taxes

     Operating results for the year ended December 31, 2002 were subject to income taxes at an effective rate of 35%. Variations from the effective rate are detailed in Note 15 of the audited financial statements. The provision for income taxes for the year consists of large corporation tax expense of $.5 million and a future income tax recovery of $0.1 million.

Year ended December 31, 2001 compared to December 31, 2000

     Overview

     Millar Western’s financial performance in 2001 was negatively impacted by the effects of the downturn in the global economy on the forest products industry. Reduced demand for paper and an oversupply of lumber and pulp resulted in difficult market conditions for both of our core products through the year. The softwood lumber trade dispute, and the start up of the new sawmill in Whitecourt also had a negative impact on net revenues. Net revenue, which reached a record level of $297.6 million in 2000, decreased by 29%, to $210.9 million.

     Cost of sales decreased by $37.5 million or 19% compared to 2000, mainly due to lower sales volumes of both lumber and pulp. Energy costs were significantly lower in 2001 because of the benefits received from the power purchase rights and a one-time cash rebate of electricity costs. The power purchase rights were acquired for an initial investment of $20.7 million and provide the Company with a long term hedge against the volatility of market electricity prices.

     Depreciation and amortization expense was $0.4 million higher in 2001 primarily as a result of the amortization of the Company’s power purchase rights, which commenced January 1, 2001.

     General and administration expense for the year increased by $1.6 million or 13% compared to 2000 primarily as a result of higher salary and travel costs.

     As a result of the decline in sales revenues, operating earnings were down by 73%, from $65.5 million in 2000 to $17.4 million in 2001. There was no contribution to the employee profit sharing program in 2001 because there was a net loss before income taxes for the year of $27.8 million compared to earnings before income taxes of $30.3 million in 2000.

     Lumber

     Net revenue for the lumber segment decreased by $13.7 million to $82.6 million, primarily as a result of lower lumber shipments. The start up of the new mill in Whitecourt, combined with market-related downtime at the Boyle operation reduced lumber shipments by 38 MMFBM or 13%. Housing starts in North America showed surprising resiliency through the year and lumber prices moved up in the second and third quarters; however, mill net realizations were negatively impacted by the preliminary duties on shipments to the United States after August 17. The Company has accrued $2.3 million as at December 31, 2001 for the preliminary duties. See Item 3(D) Risk Factors and note 9 to the Financial Statements for a further discussion of the duties. For the year, average mill nets were $330 per MFBM which was $4 per MFBM lower than last year. Lumber manufacturing costs averaged $337 per MFBM, virtually unchanged from 2000 in spite of the challenges of starting up a new mill. Overall, the lumber segment realized an operating loss of $7.1 million compared to an operating loss of $6.5 million in 2000.

     Pulp

     The pulp segment was significantly affected by the downturn in the global economy and the resulting decline in the demand for paper products. Rising global pulp inventories caused market prices to collapse in the first quarter and they remained at low levels throughout the year. Net revenues from the pulp segment decreased from a record level of $187.5 million in 2000 to $119.0 million in 2001 as a result of a 15% reduction in shipments and a 25% drop in mill net realizations. Pulp manufacturing costs were lower than last year by 10% at $328 per tonne, primarily as a result of reduced power costs. The Company received benefits of $22.1 million from the long term power purchase rights which commenced January 1, 2001 and also received a $19.6 million cash rebate which applied to all power consumers in the Province of Alberta for the year 2001. Offsetting these benefits was a $4.2 million provision for a potential retroactive charge for power consumed in 2000 which the company is disputing. If the Company is not successful in its appeals, this amount will be payable over the next two years. Given the weak market conditions, the pulp segment achieved an operating profit of $30.8 million, compared to $76.3 million in 2000.

     Other

     Net revenue from other operations showed a significant decrease over the previous year as a result of decreased commission revenue from pulp sold under marketing agreements with BCTMP mills in Meadow Lake, Saskatchewan, and Chetwynd, British Columbia. The decreased revenue was a direct result of the downturn in the pulp market in 2001, with both mills experiencing lower sales volumes and lower price realizations than in 2000. The operating loss in this segment increased by $2.1 million to $6.4 million in 2001, as a result of lower commission revenue. The Chetwynd pulp operation discontinued production in April 2001 and the management and marketing contracts expired on December 31, 2001.

     Financing

     Financing expenses decreased by $0.3 million in 2001 compared to 2000, primarily due to the effects of changes in currency exchange rates. The Canadian dollar declined from an average of $.6725 in 2000 to $.6443 in 2001 which resulted in an increase in the Canadian dollar interest cost on U.S. dollar denominated debt, offset by an increase in foreign exchange gains on U.S. dollar cash and working capital.

     Unrealized exchange (gain) loss on debt

     Effective January 1, 2002 the Company retroactively adopted a new accounting policy of the Canadian Institute of Chartered Accountants with respect to the recognition of unrealized foreign exchange gains or losses. Under the new policy, exchange gains or losses that arise on translation of long term debt denominated in a foreign currency are included in income in the current period. In accordance with this policy, the Company recorded an unrealized loss of $15.5 million on the translation of long term debt denominated in US dollars resulting from a weaker Canadian dollar relative to the US dollar. In 2000, the Company recorded an unrealized loss of $7.0 million as a result of a relatively weaker Canadian dollar.

     Other Expense (Income)

     Included in other expense in 2001 is a provision for loss on an energy contract of $5.0 million before tax. In August 2000, the Company entered into a fixed price contract to purchase 25 MW of electricity over the period January 1, 2002, through December 31, 2002. At December 31, 2001, the contract rate was higher than the market rate as determined by the quoted forward rate for the calendar year 2002. Management is of the opinion that the decline in value in this investment is other than temporary and therefore, in accordance with the Company’s accounting policy for investments, a provision for loss on this contract was recorded for the year ended December 31, 2001.

     The expense in 2000 of $2.7 million includes the cost of a workforce reduction, which occurred in 2001.

     Income Taxes

     Operating results for the year ended December 31, 2001 were subject to income and capital taxes at an effective rate of 36%. Variations from the effective rate are detailed in Note 15 of the audited financial statements. The income tax recovery for the year consists of large corporation tax expense of $0.6 million and a future income tax recovery of $4.9 million.

     B.     Liquidity and Capital Resources

     For the year ended December 31, 2002, the Company generated $23.1 million of cash from operations after changes in working capital, compared to $20.6 million in 2001. The increased cash flow was primarily a result of improved operating earnings and reduced reforestation expenditures. Cash generated from working capital was $11.2 million in 2002 compared to $15.0 million in 2001. Capital expenditures decreased from $24.2 million in 2001 to $3.5 million in 2002, all of which was spent on maintenance capital projects. Proceeds from the sale of surplus equipment were $0.4 million for the year.

     At December 31, 2002, the Company had cash on hand of $35.0 million and an additional $41.1 million available under its revolving credit facility that expires in June, 2003. The company expects to renew this facility with similar terms and a maturity date of June, 2004.

     For the year ended December 31, 2001, the Company generated $20.6 million of cash from operations after changes in working capital, compared to $50.8 million in 2000. The reduced cash flow was primarily a result of lower operating earnings from the pulp segment. Cash generated from working capital was $10.8 million in 2001 compared to a cash requirement for working capital of $7.6 million in 2000, primarily due to reductions in accounts receivable and inventories. Capital expenditures decreased from $31.5 million in 2000 to $24.2 million in 2001, of which $20 million was spent on completing the new sawmill in Whitecourt. Proceeds from the sale of surplus equipment were $1.6 million in 2001.

     The Company expects to spend up to $8.0 million in 2003 for capital expenditures to maintain the productivity of the Company’s facilities. The Company’s facilities currently comply with all environmental requirements and therefore no related environmental capital expenditures are anticipated in the near future. Capital expenditures in 2000, 2001 and 2002 were $31.5 million, $24.2 million and $3.5 million, respectively.

     Based on its current level of operations, the Company believes that its cash flows from operations, together with borrowings under the credit facility, will provide sufficient liquidity to meet its scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months. However, the Company’s future operating performance may be adversely affected by prevailing economic conditions and by financial, market and other factors, many of which may be beyond the Company’s control.

Risks and Uncertainties

     Commodity Prices

     The markets for the Company’s two principal products of pulp and lumber are highly competitive and cyclical in nature. These markets are affected by global economic conditions, industry capacity and demand variables, all of which are beyond the control of the Company. These factors all have a significant impact on selling prices and the profitability of the Company. Based upon 2003 planned sales volumes and forecasted exchange rates, the following outlines the sensitivity of the Company’s operating earnings to changes in commodity prices.

	Change in	Estimated Impact On
	Realized Price	Operating Earnings

		(in millions)
Pulp	US$50/ADMT	$18.6
Lumber	US$50/MFBM	$18.3

     Foreign Exchange

     Millar Western sells the majority of its products outside of Canada in U.S. dollars (73% of 2002 revenue; 2001 – 73%; 2000 – 78%). As such, the relative strength of the Canadian dollar versus the U.S. dollar has a major impact on sales and earnings. The Canadian dollar, expressed in U.S. dollars, averaged $0.6368 in 2002, compared to $0.6443 in 2001.

     To reduce the impact on earnings of fluctuations in currency rates, the Company has a policy of hedging a significant portion of its anticipated U.S. dollar cash receipts with forward contracts of up to 12 months in duration. Foreign currency derivative financial instruments are not used for speculative purposes. In 2002, the Company sold US$72 million of U.S. dollar revenues under the hedging program and realized a loss of $0.4 million on the contracts. At December 31, 2002, the Company had US$66 million of forward contracts which expire at various dates to December, 2003. The average rate of the contracts is $0.6285.

Critical Accounting Estimates

     Recoverability of Capital Assets

     The Company assesses the recoverability of its capital assets by projecting the future cash flows to be generated by the pulp and lumber mills. These projections require estimates to be made, including ones regarding future commodity prices, foreign currency exchange rates, sales volumes, and operating costs. There is a high degree of uncertainty in estimating future cash flows primarily as a result of the uncertainty regarding future prices for the Company’s commodities. Different assumptions for commodity prices could result in a conclusion that the Company would not recover the carrying amount of its capital assets, which could result in a material charge to earnings.

     Reforestation Obligation

     The Company accrues its reforestation obligations based on estimates of future costs at the time the timber is harvested. The estimate of future reforestation costs is based on a comprehensive analysis for all areas that have been logged, the treatments required for each specific area, the number and size of seedlings to be planted and the expected timing and success rate of the planned activities. The Company employs forestry experts who have the specialized knowledge required to make such adjustments. Actual conditions relating to such factors as weather patterns and forest fires could result in material revisions to our estimates of future costs.

     Valuation of Inventory

     The Company values its finished product inventory at the lower of cost and net realizable value. The valuation of inventory is assessed for both pulp and lumber inventories. Net realizable value is determined by reviewing the actual mill net realizations of transactions occurring in the periods immediately before and after the reporting date. When the net realizable value is below the average cost of inventory, a write down is charged to earnings in the period. The determination of net realizable value is both objective and verifiable, however downward movement in commodity prices could result in a material write down of inventories in any given period.

C.	Research and Development

Not applicable.

D.	Trend Information

     Lumber

     The Company’s financial performance in the lumber sector continues to be largely influenced by commodity prices and the Canada – U.S. softwood lumber dispute. Until this issue is resolved, it will continue to be difficult to predict future trends in the lumber market. The current oversupply of lumber will keep lumber prices at low levels. In this environment the Company will continue to run its sawmill facilities at capacity. In particular, the Company will add an additional shift to its Boyle sawmill in order to process fire-damaged timber. The Company expects to reduce its manufacturing cost in this sector from 2002 levels by managing production and taking advantage of lower cost timber at its Boyle facility.

     Pulp

     The pulp market has shown some signs of a recovery from the weak fourth quarter of 2002. Price increase announcements in February, March and April, 2003 have resulted in an improvement in price of approximately US$90 per tonne since the end of 2002. Further price adjustments in 2003 will be dependent on the balance of supply and demand. The Company expects 2003 production and shipment levels to be close to capacity levels. Manufacturing costs are expected to increase slightly in 2003 as a result of higher energy and repair and maintenance costs.

E.	Off-Balance Sheet Arrangements

Information not required for annual reports for fiscal years ending prior to June 15, 2003.

F.	Tabular Disclosure of Contractual Obligations

Information not required for annual reports for fiscal years ending prior to December 15, 2003.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

     The following table sets forth certain information with respect to the directors, executive officers and key employees of the Company.

Name	Age	Position

James B. Millar	62	Chairman and Director

H. MacKenzie Millar(2)	56	President, Chief Executive Officer and Director

J. Craig Armstrong	51	Executive Vice-President

Carol Cotton, C.A.	45	Senior Vice-President, Corporate

Joseph Costantino	54	Senior Vice-President, Operations

Ronald J. Reis	50	Senior Vice-President, Engineering & Technology

Joseph R. Concini, C.A.	41	Chief Financial Officer

Robert J. Turner, Q.C.(2)	56	Secretary, General Counsel and Director

W. Kenneth Davidson	51	Director

William D. Grace, F.C.A.(1) (2)	67	Director

Donald R. Ching(1)	61	Director

Douglas G. Hall (1)	53	Director

(1)	Member of Audit Committee

(2)	Member of Executive Compensation Committee

     James B. Millar has served as Chairman of the Board and Director of the Company since its inception in September 1997. Since 1987, Mr. J.B. Millar has also served as President of Industries. A graduate of the University of Alberta (B.Sc. Civil Engineering), Mr. J.B. Millar joined the family business on a full-time basis in 1963, working in the construction and forest products divisions of Industries. Mr. J.B. Millar is a past president of the Alberta Roadbuilders Association and served on the board of trustees of the University of Alberta Hospitals Foundation. Mr. J.B. Millar has more than 40 years of experience in the forest products industry. Mr. J.B. Millar is the brother of H. MacKenzie Millar.

     H. MacKenzie Millar has served as President, Chief Executive Officer and Director of the Company since its inception in September 1997. Since 1994, Mr. H.M. Millar has also served as Senior Vice-President and Treasurer of Industries. Mr. H.M. Millar previously served as President and Chief Executive Officer of Millar Western Pulp (Whitecourt) Ltd. and Millar Western Pulp (Meadow Lake) Ltd. Mr. H.M. Millar is a graduate of the University of Alberta (B.A., B.Comm.) and served on the Business Advisory Council to the Faculty of Business. Mr. H.M. Millar is a past president of the Alberta Forest Products Association and has served on the boards of Forintek Canada, Canadian Wood Council, Alberta Research Council and the Forest Sector Advisory Council to the Government of Canada. Mr. H.M. Millar joined the family business on a full-time basis in 1970 and has more than 33 years of experience in the forest products industry. Mr. H.M. Millar is the brother of James B. Millar.

     J. Craig Armstrong has served as Executive Vice-President since July 1998. Prior to this he served as Senior Vice-President, Marketing, of the Company since its inception in September 1997. Mr. Armstrong joined Industries in 1987 as Director of Sales and Marketing and was appointed Senior Vice-President, Marketing, in 1994. Prior to 1987, Mr. Armstrong spent eight years with St. Anne Pulp Sales and five years as head of sales for Prince Albert Pulp Co. Mr. Armstrong is a graduate of the University of Saskatchewan (B.Comm.) and has more than 27 years of experience in the forest products industry.

     Carol Cotton, C.A. was appointed Senior Vice-President, Corporate in April 2002. Prior to this, Ms. Cotton served as Senior Vice-President and Chief Financial Officer of the Company since its inception in September 1997. Ms. Cotton joined Industries in 1988 as Vice-President, Finance and was appointed Senior Vice-President and Chief Financial Officer in 1996. Ms. Cotton is a graduate of the University of Alberta (B.Comm.) and has been a member of the Institute of Chartered Accountants of Alberta since 1982. Prior to 1988, Ms. Cotton was a manager with Coopers & Lybrand, chartered accountants, where she was employed for nine years.

     Joseph Costantino has served as Senior Vice President, Operations since 1998. Prior to this, he served as Vice President, Operations, of the Company since its inception in 1997. Mr. Costantino joined Industries in 1989 as Corporate Technical Director and was appointed Vice President, Operations in 1992. Prior to 1989, Mr. Costantino spent 17 years with MacMillan Bloedel Limited. Mr. Costantino is a graduate of the British Columbia Institute of Technology and has over 31 years experience in the forest products industry.

     Ronald J. Reis has served as Senior Vice President, Engineering & Technology since 1998. Prior to this, Mr. Reis served as Vice President, Engineering and Technology of the Company since its inception in 1997. Mr. Reis joined Industries in 1987 as Corporate Technical Director and was appointed Vice President, Engineering and Technology in 1992. Prior to 1987, Mr. Reis spent 12 years with BC Forest Products. Mr. Reis is a graduate of the Lakehead University (Professional Engineer) and has more than 27 years’ experience in the forest products industry.

     Joseph R. Concini, C.A. was appointed Chief Financial Officer in April 2002. Prior to this, Mr. Concini served as Vice-President, Finance, of the Company since its inception in September 1997. Mr. Concini joined Industries in 1992 as Corporate Controller and was appointed Vice-President, Finance in 1996. Mr. Concini is a graduate of the University of Alberta (B.Comm.) and has been a member of the Institute of Chartered Accountants of Alberta since 1988. Prior to 1992, Mr. Concini was a principal with Coopers & Lybrand, chartered accountants, where he was employed for eight years.

     Robert J. Turner, Q.C. has served as Secretary, General Counsel and a Director of the Company since its inception in September 1997. Since May 1994, Mr. Turner has also served as Secretary and General Counsel of Industries. Mr. Turner is a partner and Vice-Chairman of Fraser Milner Casgrain LLP, a law firm.

     W. Kenneth Davidson was appointed Director of the Company in September 1997. He is currently an independent consultant and prior to becoming a consultant, he was involved in the investment banking and banking industries.

     William D. Grace, F.C.A. was appointed Director of the Company in September 1997. Mr. Grace serves as a director of a number of public companies in Alberta. Prior to May 1994, Mr. Grace was the managing partner of the Edmonton office of Price Waterhouse, chartered accountants.

     Donald R. Ching was appointed Director of the Company in September 1997. Mr. Ching is President of SaskTel, a communications company. From September 1995 to April 1996, Mr. Ching was an independent consultant. Prior to August 1995, Mr. Ching was President of Crown Investments Corporation of Saskatchewan.

     Douglas G. Hall was appointed Director of the Company in March 1999. Mr. Hall is Vice-President and Managing Director of RBC Dominion Securities and is responsible for corporate and investment banking activities in Atlantic Canada. Mr. Hall is a graduate of the University of Western Ontario (M.B.A.) and Queen’s University (B.A.) and is also a Chartered Financial Analyst.

     Certain directors and officers of the Company are also directors and officers of Industries and are therefore in positions involving possible conflicts of interest. Specifically, James B. Millar, Chairman and a Director of the Company, is also President and a Director of Industries; H. MacKenzie Millar, President and Chief Executive Officer of the Company, is also the Senior Vice President, Treasurer and a Director of Industries; Carol Cotton, Senior Vice-President, Corporate of the Company, is also Senior Vice-President of Industries; Joseph R. Concini, Chief Financial Officer of the Company, is also Chief Financial Officer of Industries; and Robert J. Turner, Secretary, General Counsel and a Director of the Company, is also Secretary and General Counsel of Industries. James B. Millar is the brother of H. MacKenzie Millar. Directors and officers of the Company are subject to fiduciary obligations to act in the best interest of the Company. Individuals who are directors and officers of both the Company and Industries have agreed with the Company that they will dedicate a substantial majority of their time to the Company in order to perform their duties as directors and officers of the Company.

B.	Compensation

Executive Compensation in the Last Fiscal Year

     Executive officers are appointed annually and serve at the discretion of the Board of Directors. The aggregate amount of compensation paid by the Company in 2002 to all directors and officers as a group for services in all capacities was $2.2 million.

     Millar Western’s policy provides that each non-employee director is entitled to receive an annual fee of $13,000 and a fee of $950 for each board or committee meeting attended. The chair of each committee of the Board of Directors is entitled to an additional $2,500 per annum. The total compensation paid to non-employee directors for the year ended December 31, 2002 was $0.1 million.

     The Company does not have a stock incentive plan and has never granted stock appreciation rights to any of its directors, officers or employees. The Company and Industries maintain a defined contribution pension plan for all of their employees. The aggregate amount which the Company contributed to the pension plan on behalf of the employees in 2002 was $1.2 million, of which $0.1 million represented contributions on behalf of the officers of the Company. All employees of the Company and Industries are entitled to participate on a voluntary basis in a retirement savings plan (“RSP”), under which the Company and Industries match each employee’s RSP contribution. The aggregate amount of matching RSP contributions which were paid by the Company in 2002 was $0.7 million, of which less than $10,000 represented matching contributions on behalf of the officers of the Company.

     On January 1, 2000 the Company established a supplementary defined benefit pension plan for its executives and certain key employees. Under this plan, participants will be entitled to a target level of retirement benefits in combination with the Canada Pension Plan and other Registered Pension Plans of the Company. The aggregate amount which the Company contributed to the supplementary pension plan on behalf of the participants was $0.3 million in 2002.

     In 1994, the Company and Industries instituted a performance bonus plan for eleven executives and key employees. Under this plan, participants will be entitled to a cash bonus in the tenth year from the date of initial participation with the Company or Industries, payable in four equal annual payments, if established performance goals are met. The performance bonuses do not vest with the participant until the tenth year from the date of initial participation with the Company or Industries.

     In conjunction with the performance bonus plan, key man life insurance contracts were established which are designed to provide the Company with recovery of all after-tax costs of the performance bonus plan.

Employee Profit Sharing Plan

     All full-time employees participate in a profit sharing plan which distributes a percentage of earnings before income taxes and unrealized exchange gains or losses on debt to employees on an annual basis. The percentage of earnings before income taxes set aside for distribution under the employee profit sharing plan is reviewed annually. For the years ended December 31, 2000, 2001 and 2002, the amount of earnings set aside for distribution was $4.4 million, $Nil and $Nil, respectively.

C.	Board Practices

     In accordance with its articles of incorporation and by-laws, the Company’s Board of Directors may consist of up to ten directors and the Company’s current Board of Directors consists of seven directors. Each director holds office until the next annual general shareholders’ meeting or until the election of his or her successor, unless the director resigns or the office becomes vacant by reason of the Director’s death, removal or other cause. The start of each director’s and executive officer’s term of service is set forth in Item 6(A) above. No directors have service contracts providing for benefits upon termination of employment.

     The Audit Committee of the Board of Directors currently consists of independent directors: William D. Grace, Donald R. Ching and Douglas G. Hall. The Audit Committee is responsible for reviewing the Company’s financial statements and its internal controls, reviewing the work of the Company’s independent auditors, monitoring other financial matters and making recommendations for approval thereon to the Board of Directors.

     The Executive Compensation Committee currently consists of three members: William D. Grace, H. MacKenzie Millar and Robert J. Turner. The Executive Compensation Committee is responsible for reviewing compensation levels of senior management and other executive compensation matters.

D.	Employees

     As of December 31, 2002, the Company employed 603 permanent, full-time employees, all of whom were non-union:

Location	Employees(1)

Corporate office (Edmonton)	63
Whitecourt pulp mill	108
Whitecourt sawmill(2)	242
Whitecourt woodlands	27
Boyle sawmill and woodlands	163

Total	603

(1)	Does not include part-time or seasonal employees.

(2)	Whitecourt sawmill includes sawmill, woodroom, log, chip and waste handling employees.

     In addition, approximately 85 independent contractors employing approximately 500 employees are engaged on a seasonal basis to provide logging, trucking, road building and forest regeneration services.

E.	Share Ownership

     As the Company is 100% owned by Industries, none of the individuals described above owns shares in the Company or has options to purchase any shares.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

     Industries holds, directly and of record, 15,000,001 common shares, representing 100% of the outstanding common shares of the Company. Industries is a company with operations in construction, chemicals and other businesses. Industries and its affiliate also hold the interest in the Meadow Lake pulp mill. Industries is owned 100% by Hualkeith Investments Ltd. (“Hualkeith”), a corporation indirectly owned 100% by James B. Millar, H. MacKenzie Millar and other members of the Millar family. James B. Millar and H. MacKenzie Millar together control 55.6% of the outstanding equity of Hualkeith. The registered office of Industries is located at 2900 ManuLife Place, 10180 – 101 Street, Edmonton, Alberta, T5J 3V5 and its executive offices are located at 16640 – 111 Avenue, Edmonton, Alberta, T5M 2S5.

     There are no arrangements known to the Company which may at a subsequent date result in a change in control of the Company.

     By virtue of its ownership of all of the issued and outstanding common shares of the Company, Industries acting alone can elect the entire Board of Directors of Millar Western and can approve any transaction requiring shareholder approval.

B.	Related Party Transactions

     On May 13, 1998, the Company, Industries, and certain executive officers of the Company entered into certain agreements, which are described in greater detail below. Management of the Company believes that such agreements are equivalent to those that could have been negotiated with unaffiliated, third parties.

     Non-Competition Agreement–Industries, James B. Millar and H. MacKenzie Millar entered into a non-competition agreement (the “Non-Competition Agreement”) whereby each agreed not to engage, without the consent of the Company, in the operation of or have any financial interest in any business operation in the forest products industry in Canada or the United States for a period of five years or for so long as Industries, James B. Millar and H. MacKenzie Millar hold, in the aggregate, at least 10% of the outstanding common shares of the Company. The Non-Competition Agreement does not apply to the ownership of any equity interest in the Meadow Lake pulp mill, the purchase of less than a controlling interest of a publicly traded company engaged in the forest products industry, selling goods or products to businesses in the forest products industry (provided that the relationship is strictly supplier-purchaser) and performance under the Corporate Services Agreement (as defined). In addition, Industries, James B. Millar and H. MacKenzie Millar agree not to disclose any confidential information or trade secrets concerning the present and contemplated business of the Company.

     Trademark Licensing Agreement–Industries is the registered owner of the trademark “MILLAR WESTERN” and the logo in Canada, the trademarks “Whitecote” and “WHITECOTE” in both Canada and the United States, the trademark “ECO-PAPER” in Canada (collectively, the “Trademarks”). The Company and Industries entered into a trademark licensing agreement (the “Trademark Licensing Agreement”) which grants to the Company a non-exclusive, non-transferable license to use the Trademarks in Canada and, where applicable, in the United States, and wherever else in the world the Trademarks are registered, in association with the sale of salt, lumber, wood chips, pulp, construction services, and paper and paper products. Under the license, the Company will be required to maintain certain quality standards for wares and services set by Industries. In addition, the Company may only use the Trademarks in its business or tradename and not as or in any other corporate, business or tradename. The Trademark Licensing Agreement may be terminated by either party upon six months’ notice to the other party or by Industries in the event of a material breach of the Trademark Licensing Agreement by the Company.

     Corporate Services Agreement–The Company and Industries entered into a corporate services agreement (the “Corporate Services Agreement”) regarding office, managerial and aircraft services. Pursuant to the Corporate Services Agreement, Industries has granted the Company a non-exclusive license to use and occupy an office building owned by Industries for market rent. The Company has agreed to supply to Industries, on a non-exclusive basis, management, finance and accounting, information systems, purchasing and human resource services as the needs of Industries dictate. Industries will pay to the Company 5% in excess of the costs incurred by the Company in providing such services. All of the persons employed by Industries in forest products operations remained employees of Industries until December 31, 1998, at which time they became employees of the Company. Industries agreed to make such employees available to the Company, continued to pay such employees and did not terminate or alter any terms of employment. The Company reimbursed Industries for all costs incurred by Industries related to those employees. Industries will make its aircraft available to the Company on a standby basis and the Company will pay a standby fee equal to 100% of the fixed costs of the aircraft and a proportionate amount of the variable costs equal to the portion of the Company’s use of the aircraft in relation to the total use of the aircraft. The Corporate Services Agreement may be terminated by either party upon six months’ notice.

     The agreements described below were assigned to the Company by Industries on May 13, 1998. Management believes that such agreements involve the payment of market rates or are on terms that the Company could have negotiated with unaffiliated, third parties.

     Meadow Lake Agreements–Pursuant to the marketing agreement (the “Marketing Agreement”), the Company will use its best efforts to arrange for sales of the pulp produced by the Meadow Lake pulp mill on terms approved by the Partnership. The Company will be required to distribute sales fairly between the Meadow Lake pulp mill and the Whitecourt pulp mill. The Company will receive between 1% and 3% of the net sales of pulp produced by the Meadow Lake pulp mill as a commission. The Marketing Agreement may be terminated by the Company upon two months’ notice if Industries and its affiliate no longer own any equity interest in the Partnership. Industries and its affiliate and the Government of Saskatchewan hold a joint interest in the Partnership which owns the Meadow Lake pulp mill.

     The administrative services agreement (the “Administrative Services Agreement”) provides that the Company will manage, control, administer and operate the business and affairs of the Partnership. This agreement also provides that the Company will make its executive officers, administrative personnel and facilities available to the Partnership on a non-exclusive basis to the extent reasonably required by the Partnership. The Partnership will be required to pay the expenses (including a proportional allocation of overhead expenses) incurred by the Company in providing such personnel and facilities. The Administrative Services Agreement may be terminated by the Company upon two months’ notice to Industries if Industries and its affiliate no longer own any equity interest in the Partnership.

     Magnesium Sulphate Supply Agreement–The magnesium sulphate supply agreement (the “Magnesium Sulphate Supply Agreement”) provides that Industries will produce and supply, and the Company will purchase, all of the magnesium sulphate requirements of the Company’s pulp mills at a price based upon the market rate. This agreement may be terminated by either party on two months’ notice.

     Services provided by Directors–Robert J. Turner, Secretary, General Counsel and a Director of the Company, is a partner at the law firm of Fraser Milner Casgrain LLP, which received compensation for services rendered to the Company in 2000, 2001 and 2002. Such compensation did not exceed 5% of the revenues of Fraser Milner Casgrain during 2000, 2001 or 2002.

     Indebtedness of Directors and Officers. As at December 31, 2002, there was no indebtedness outstanding to the Company by directors or executive officers.

ITEM 8:	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18: Financial Statements.

Legal Proceedings

     The Company is involved in various legal proceedings arising out of the ordinary course of its business. The Company believes that the liabilities, if any, arising from all pending legal proceedings in the aggregate will not have a material adverse effect on the financial conditions or operations of the Company.

B.	Significant Changes

Not applicable.

ITEM 9:	THE OFFER AND LISTING

A.	Offer and Listing Details

There is no organized trading market, inside or outside the United States, for the Notes.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Notes are not listed on any stock exchange or other regulated market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10:	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

     Under the Business Corporations Act (Alberta), a director may vote on a proposal, arrangement or contract in which he or she is interested, if the contract is:

(a)	an arrangement by way of security for money lent to or obligations undertaken by that director, or by a body corporate in which he has an interest, for the benefit of the Company,

(b)	a contract relating primarily to that director’s remuneration as a director,

(c)	a contract for indemnity or liability insurance, and

(d)	a contract with an affiliate.

     In the absence of an independent quorum, a director may not vote compensation to himself or herself. The directors may, without authorization of the shareholders,

(a)	borrow money on the credit of the Company,

(b)	subject to certain conditions, give a guarantee on behalf of the Company to secure performance of an obligation of any person, and

(c)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

     Such borrowing powers can only be varied by a special resolution of the shareholders (not less than two-thirds of the votes).

     The Company’s directors are not subject to any age limit requirement, and no shares are required for director’s qualification.

     The following are the rights, preferences and restrictions attaching to the Company’s common shares:

     Dividend Rights. The Board of Directors may from time to time declare dividends payable to shareholders according to their respective rights and interests in the Company. Dividends may be paid, in money or property or by issuing fully-paid shares of the Company.

     Subject to the rights of the holders of any shares of the Company having rights or privileges superior to the common shares with respect to any priority in the payment of dividends:

(a)	each holder of a common share shall be entitled to receive dividends as and when declared and payable, and

(b)	dividends may be declared and paid on the common shares to the complete exclusion of the other classes of shares of the Company.

     Rights to Share in Profits or Surplus on Liquidation. Subject to the rights of the holders of any shares of the Company having rights or privileges superior to the common shares with respect to priority of distribution on a liquidation, dissolution or winding-up, each holder of a common share shall be entitled to receive, on a proportionate basis, the remaining property of the Company in the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary. Any remaining property shall be paid or distributed in equivalent amount per share on each outstanding common share and any shares of the Company whose entitlement on a liquidation, dissolution or winding-up ranks equally with the common shares.

     Rights of Retraction. Subject to holders’ of shares of a class or series right to vote separately as a class or series, a special resolution is required to change the rights of holders of shares of any class or series of shares of the Company. These are no more significant than required by law.

     Shareholders Meeting. Subject to the Business Corporations Act (Alberta), the annual meeting of shareholders is held at such time, and on such day in each year, and at such place or places as the board of directors, the chairman of the board, the managing director, or the president may from time to time determine.

     The board of directors has the power to call a special meeting of shareholders at any time.

     The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Company, and others who, although not entitled to vote, are entitled or required under any provision of the Business Corporations Act (Alberta) or articles or by-laws to be present at the meeting. Any other person may be admitted only by invitation of the chairman of the meeting, or with the consent of the meeting.

     There are currently no limitations on the right of foreign or non-resident owners of Notes to hold or vote such securities imposed by Canadian law or the Company’s articles or other constituent documents.

     There are no provisions of the Company’s articles or other constituent documents that would delay, defer or prevent a change of control and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

     The Company’s articles and other constituent documents do not contain provisions governing changes in capital that are more stringent than required by law.

C.	Material Contracts

Not applicable.

D.	Exchange Controls

     There are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends, and interest or other payments to nonresident holders of the Company’s securities.

E.	Taxation

     The following is a summary of the principal Canadian federal income tax consequences generally applicable to a holder of Notes who, for the purposes of the Income Tax Act (Canada) (the “Act”), and at all relevant times is a non-resident of Canada, deals at arm’s length with the Company and holds the Notes as capital property other than capital property used in carrying on a business in Canada. For the purposes of the Act, related persons (as therein defined) are deemed not to deal at arm’s length and it is a question of fact as to whether persons not related to each other deal at arm’s length. This summary does not address the special tax consequences which may apply to a holder of Notes who is an insurer carrying on business in Canada for the purposes of the Act.

     This summary is based on the current provisions of the Act and the regulations thereunder, counsel’s understanding of the current published administrative practices of the Canada Customs and Revenue Agency, and all specific proposals to amend the Act and the regulations announced by the Minister of Finance prior to the date hereof. This summary does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative decisions or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

     The payment of interest, principal or premium, if any, on the Notes and the redemption or disposition of the Notes, will be exempt from Canadian withholding tax.

     No other income tax consequences (including taxable capital gains or allowable capital losses) will arise under the Act solely as a consequence of the ownership, exchange, redemption or disposition of the Notes including the receipt of interest, principal or premium, if any, thereon.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND DOES NOT CONSTITUTE LEGAL OR LEGAL TAX ADVICE TO ANY PARTICULAR HOLDER OF NOTES. NO REPRESENTATION IS MADE WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER, CONSEQUENTLY, HOLDERS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

     The Company’s registration statement on Form F-4 and its annual and periodic reports filed with the U.S. Securities and Exchange Commission may be inspected and copied at the Commission’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the regional offices of the Commission located at 233 Broadway Avenue, New York, New York 10279 and at 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604. Copies of such materials are also available from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates. The Commission may be reached at 1-800-SEC-0330 for further information on the public reference rooms. These Commission filings are also available to the public from commercial document retrieval services. Reports furnished by the Company with the Commission since November 26, 2002 are also maintained electronically on the Commission’s website, www.sec.gov. In addition, if the Company is not required to file such information pursuant to the Exchange Act, it shall provide the Trustee and the holders of Notes with all annual and quarterly financial information that would be required to be contained in a filing with the Commission on Forms 20-F, 40-F and 6-K, as applicable, if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual financial information, a report thereon by the Company’s chartered accountants; provided that (x) such quarterly financial information shall be furnished within 60 days following the end of each fiscal quarter of the Company and (y) such annual financial information shall be furnished within 180 days following the end of the fiscal year of the Company. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing).

I.	Subsidiary Information

Not applicable.

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     In the normal course of its business, the Company is exposed to changes in foreign currency exchange rates, interest rates and commodity prices which may significantly affect its financial results. The Company regularly assesses these risks and establishes policies to manage the effects of these exposures.

Foreign Exchange and Interest Rate Risk

     The Company realized approximately 73% of its revenue for the fiscal year ended December 31, 2002 (2001 – 73%; 2000 – 78%) in U.S. dollars. In order to reduce the impact on revenue and operating earnings from short term fluctuations in currency rates, the Company has a policy of hedging a significant portion of the expected U.S. dollar revenue with forward exchange contracts of up to one year. The Company does not utilize these financial instruments for trading or other speculative purposes. As at December 31, 2002, the Company held US$66 million in forward exchange contracts at an average rate of $1.5911 per US$1.00 expiring at various dates to December, 2003. At December 31, 2002 these contracts had an unrecognized gain of $0.8 million.

     Based on 2003 planned sales volumes and forward exchange contracts held, each U.S. one cent change in the value of the Canadian dollar will impact operating earnings by $2.4 million.

     The interest rate on the Company’s US$160.0 million of Notes is fixed at 9.875%. The Company does not currently use any derivative instruments to manage its exposure to changes in market interest rates, nor does it use any instruments to manage its exposure to changes in foreign currency rates with respect to this debt. At December 31, 2002, the fair value of this debt was approximately $243.8 million, based upon the price at which the debt was trading.

Commodity and other Risks

     The Company operates in the forest products sector which is highly competitive and cyclical in nature. The markets for the Company’s commodities of pulp and lumber are affected by the global supply and demand for these products. The Company is exposed to market pricing for its commodities. At December 31, 2002, the Company had not entered into any material financial instruments to mitigate its exposure to changes in the price of pulp or lumber. See Item 5: “Operating and Financial Review and Prospects” — Risks and Uncertainties — Commodity Prices.

     The Company invested $20.8 million in 2000 to acquire the rights to a portion of the electricity to be generated from two power plants in Alberta commencing January 1, 2001. These rights represent the Company’s entitlement and obligation to purchase approximately 80 megawatts of electrical power, which represents the Company’s estimated electrical power requirements at existing capacity, for a period of thirteen years and approximately 80% of its requirements for a further seven years at largely predetermined prices. The Company also has the right to resell any electricity not consumed under this arrangement at prevailing market prices.

     In 2000, the Company entered an energy contract for the purchase of power from January 1, 2002 until December 31, 2002 that was surplus to the Company’s electricity requirements. In 2001, the Company accrued an unrealized loss on this contract of $5.0 million based on its fair value at December 31, 2001. The actual realized loss on this contract was $4.3 million.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:	CONTROLS AND PROCEDURES

     Evaluation of disclosure controls and procedures. The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of a date within 90 days prior to the filing date of the report, have concluded that, as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

     Changes in internal controls. There were no significant changes in the Company’s internal controls or in other factors that could significantly affect the Company’s disclosure controls and procedures subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls. As a result, no corrective actions were required or undertaken.

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT

Not required for annual reports for fiscal years ending prior to July 15, 2003.

ITEM 16B:	CODE OF ETHICS

Not required for annual reports for fiscal years ending prior to July 15, 2003.

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not required for annual reports for fiscal years ending prior to December 15, 2003.

PART III

ITEM 17:	FINANCIAL STATEMENTS

Not applicable.

ITEM 18:	FINANCIAL STATEMENTS

     The Auditor’s Report and Financial Statements for the Company are attached hereto as itemized under Item 19(a) and are incorporated herein by reference. Such Financial Statements have been prepared on the basis of Canadian GAAP. A reconciliation to United States GAAP appears in Note 20 thereto.

ITEM 19:	EXHIBITS

(a)	Financial Statements

	(i)	Auditors’ Report.

	(ii)	Balance Sheets as at December 31, 2001 and 2002.

	(iii)	Statements of Earnings for the years ended December 31, 2000, 2001 and 2002.

	(iv)	Statements of Retained Earnings for the years ended December 31, 2000, 2001 and 2002.

	(v)	Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002.

	(vi)	Notes to the Financial Statements.

	(vii)	Financial Statement Schedules are omitted because they are not applicable, not required or because the required information is included in the Financial Statements filed herein.

(b)	Exhibits

	1.1*	Certificate, Articles of Incorporation and Articles of Amendment

	1.2*	By-Laws

	2.1*	Indenture dated as of May 13, 1998 between the Company and IBJ Schroder Bank & Trust Company

	4.1*	Forest Management Agreement dated May 14, 1997 between the Minister of Environmental Protection of Alberta and Millar Western Industries Ltd.

	4.2*	Corporate Services Agreement dated as of May 13, 1998 between the Registrant and Millar Western Industries Ltd.

	4.3*	Form of 1994 Performance Bonus Plan of the Registrant

	4.4*	Non-Competition Agreement dated as of May 13, 1998 among the Registrant, Millar Western Industries Ltd., James B. Millar and H. MacKenzie Millar

	4.5*	Marketing Agreement dated as of November 1, 1990 among Millar Western Management Ltd. and Meadow Lake Pulp Limited

	4.6*	Administrative Services Agreement dated October 31, 1990 among Millar Western Management Ltd., Millar Western Pulp (Meadow Lake) Ltd. and Meadow Lake Pulp Limited Partnership

	4.7*	Trademark Licensing Agreement dated May 13, 1998 between the Registrant and Industries

	4.8*	Credit Agreement dated as of May 7, 1998 between the Registrant and Canadian Imperial Bank of Commerce

	4.9**	PPA Auction Agreement dated July 14, 2000

	4.10***	Power Syndicate Agreement (Battle River) dated January 1, 2001

	4.11***	Power Syndicate Agreement (Sundance C) dated January 1, 2001

	12.1	Certification of the Chief Executive Officer, H. MacKenzie Millar, pursuant 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act

	12.2	Certification of the Chief Financial Officer, Joseph R. Concini, pursuant 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference from the Company’s Form F-4 filed with the Securities and Exchange Commission (Commission File No. 333-8960).

**	Incorporated by reference from the Company’s Form 20-F filed with the Securities and Exchange Commission on June 27, 2001.

***	Incorporated by reference from the Company’s Form 20-F filed with the Securities and Exchange Commission on June 4, 2002.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MILLAR WESTERN FOREST PRODUCTS LTD.

Date: June 20, 2003	/s/ J.R. Concini

	Name:	J.R. Concini
	Title:	Chief Financial Officer

CERTIFICATIONS

     I, H. MacKenzie Millar, certify that:

     1.     I have reviewed this annual report on Form 20-F of Millar Western Forest Products Ltd.;

     2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a)     Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b)     Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

     (c)     Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

     (a)     All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

     (b)     Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6.     The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 20, 2003	/s/ H. MacKenzie Millar
	Name:	H. MacKenzie Millar
	Title:	President and Chief Executive Officer

     I, Joseph R. Concini, certify that:

     1.     I have reviewed this annual report on Form 20-F of Millar Western Forest Products Ltd.;

     2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a)     Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b)     Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

     (c)     Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

     (a)     All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

     (b)     Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6.     The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 20, 2003	/s/ Joseph R. Concini
	Name:	Joseph R. Concini
	Title:	Chief Financial Officer

Exhibit Index

Exhibits	Description

1.1*	Certificate, Articles of Incorporation and Articles of Amendment

1.2*	By-laws

2.1*	Indenture dated as of May 13, 1998 between the Company and IBJ Schroder Bank & Trust Company

4.1*	Forest Management Agreement dated May 14, 1997 between the Minister of Environmental Protection of Alberta and Millar Western Industries Ltd.

4.2*	Corporate Services Agreement dated May 13, 1998 between the Registrant and Millar Western Industries Ltd.

4.3*	Form of 1994 Performance Bonus Plan of the Registrant

4.4*	Non-Competition Agreement dated as of May 13, 1998 among the Registrant, Millar Western Industries Ltd., James B. Millar and H. MacKenzie Millar

4.5*	Marketing Agreement dated as of November 1, 1990 among Millar Western Management Ltd. and Meadow Lake Pulp Limited

4.6*	Administrative Services Agreement dated October 31, 1990 among Millar Western Management Ltd., Millar Western Pulp (Meadow Lake) Ltd. and Meadow Lake Pulp Limited Partnership

4.7*	Trademark Licensing Agreement dated May 13, 1998 between the Registrant and Industries

4.8*	Credit Agreement dated as of May 7, 1998 between the Registrant and Canadian Imperial Bank of Commerce

4.9**	PPA Auction Agreement dated July 14, 2000

4.10***	Power Syndicate Agreement (Battle River) dated January 1, 2001

4.11***	Power Syndicate Agreement (Sundance C) dated January 1, 2001

12.1	Certification of the Chief Executive Officer, H. MacKenzie Millar, pursuant 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act

12.2	Certification of the Chief Financial Officer, Joseph R. Concini, pursuant 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference from the Company’s Form F-4 filed with the Securities and Exchange Commission (Commission File No. 333-8960).

**	Incorporated by reference from the Company’s Form 20-F filed with the Securities and Exchange Commission on June 27, 2001.

***	Incorporated by reference from the Company’s Form 20-F filed with the Securities and Exchange Commission on June 4, 2002.

MILLAR WESTERN FOREST PRODUCTS LTD.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

AUDITORS’ REPORT

To the Shareholder of Millar Western Forest Products Ltd.

We have audited the balance sheets of Millar Western Forest Products Ltd. as at December 31, 2002, and 2001, and the statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Millar Western Forest Products Ltd. as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with generally accepted accounting principles in Canada.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Edmonton, Canada
February 21, 2003

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the change described in Note 2 to the financial statements. Our report to the shareholder dated February 21, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditor’s report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Edmonton, Canada
February 21, 2003

MILLAR WESTERN FOREST PRODUCTS LTD.

BALANCE SHEETS

	December 31,

	2002	2001
		(restated–note 2)

	(in thousands of Canadian dollars)
ASSETS
Current assets
Cash	$35,005	$15,872
Accounts receivable	33,931	33,443
Inventories (note 3)	61,236	61,092
Prepaid expenses	3,849	2,427
Future income taxes (note 15)	1,599	3,555

	135,620	116,389
Property, plant and equipment (note 4)	159,407	171,745
Other assets (note 5)	26,613	28,544

	$321,640	$316,678

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Accounts payable and accrued liabilities	$46,984	$38,616
Deferred revenue	6,518	—

	53,502	38,616
Long-term debt (note 7)	252,592	254,800
Other obligations (note 8)	6,712	10,582
Future income taxes (note 15)	6,830	8,916
Contingent liability (note 10)	—	2,268

	319,636	315,182
Shareholder’s equity
Share capital (note 9)	—	—
Retained earnings	2,004	1,496

	$321,640	$316,678

On behalf of the Board:

/s/ J.B. Millar	/s/ H.M. Millar

J.B. Millar Chairman	H.M. Millar President and Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF EARNINGS

	Year Ended December 31,

	2002	2001	2000
		(restated-note 2)	(restated-note 2)

	(in thousands of Canadian Dollars)
Gross revenue	$277,830	$248,825	$344,881
Selling expenses	43,865	37,947	47,310

Net revenue	233,965	210,878	297,571
Cost of sales (note 11)	177,354	161,863	199,410
Depreciation and amortization	16,731	16,184	15,807
General and administration	13,391	15,424	12,498
Severance costs (note 12)	2,298	—	—
Employees’ profit sharing	—	—	4,358

Operating earnings	24,191	17,407	65,498
Financing expenses (note 13)	26,153	25,266	25,596
Unrealized exchange (gain) loss on debt	(2,208)	15,521	6,960
Other expense (income) (note 14)	(707)	4,415	2,664

Earnings (loss) before income taxes	953	(27,795)	30,278
Income taxes (recovery) (note 15)	445	(4,325)	14,279

Net earnings (loss)	$508	$(23,470)	$15,999

STATEMENTS OF RETAINED EARNINGS

	Year Ended December 31,

	2002	2001	2000

	(in thousands of Canadian Dollars)
Retained earnings, beginning of year	$21,878	$31,852	$9,605
Change in accounting policy (note 2)	(20,382)	(6,886)	(638)

Retained earnings, beginning of year as restated	1,496	24,966	8,967
Net earnings (loss)	508	(23,470)	15,999

Retained earnings, end of year	$2,004	$1,496	$24,966

The accompanying notes are an integral part of the financial statements.

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002	2001	2000
		(restated-note 2)	(restated-note 2)

	(in thousands of Canadian Dollars)
Cash provided from (used in)
Operating activities
Net earnings (loss)	$508	$(23,470)	$15,999
Items not affecting cash:
Depreciation and amortization	16,731	16,184	15,807
Future income taxes (recovery)	(130)	(4,925)	13,679
Amortization of deferred financing costs	919	1,057	1,253
Unrealized foreign exchange (gain) loss on debt	(2,208)	15,521	6,960
Reforestation expense	4,659	7,024	13,145
Provision for contingent liability (note 10)	(2,268)	2,268	—
Other	(1,249)	3,403	4,285

	16,962	17,062	71,128
Reforestation expenditures	(4,982)	(11,455)	(12,759)

	11,980	5,607	58,369

Changes in non-cash components of working capital
Accounts receivable	(488)	9,275	(7,053)
Inventories	791	10,272	(7,130)
Prepaid expenses	(1,422)	366	(1,714)
Accounts payable and accrued liabilities	5,757	(4,871)	8,322
Deferred revenue	6,518	—	—

	11,156	15,042	(7,575)

	23,136	20,649	50,794

Investing activities
Additions to property, plant and equipment	(3,480)	(24,208)	(31,540)
Proceeds on disposal of property, plant and equipment	439	1,581	242
Increase in other assets	(30)	(72)	(20,443)

	(3,071)	(22,699)	(51,741)

Financing activity
Repayment of other obligations	(932)	—	—

Increase (decrease) in cash	19,133	(2,050)	(947)
Cash, beginning of year	15,872	17,922	18,869
Cash, end of year	$35,005	$15,872	$17,922

Supplemental cash flow information
Interest paid	$25,341	$25,693	$24,599

Income taxes paid	$590	$704	$534

The accompanying notes are an integral part of the financial statements.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2002, 2001 and 2000
(Tabular amounts in thousands of Canadian dollars)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. Because the precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates and approximations which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

(a)	Cash

Cash is defined as cash on deposit and term deposits in money-market instruments with maturity dates of less than three months from the date they are acquired.

(b)	Inventories

Pulp, lumber and log inventories are recorded at the lower of cost, determined on a first in, first out or average cost basis, and net realizable value. Operating and maintenance supplies are recorded at the lower of average cost and replacement cost.

(c)	Property, plant and equipment

Property, plant and equipment for lumber mills is recorded at cost and is depreciated on a declining balance basis to amortize the cost of these assets, less salvage value, over their estimated useful lives, at the following annual rates:

Buildings	5%
Process equipment	15%
Mobile equipment	30%
Furniture and office equipment	10% or 20%

Property, plant and equipment for the pulp mill is recorded at cost and is depreciated on a straight-line basis to amortize the cost of these assets, less salvage value, over their estimated useful lives, as follows:

Buildings	3%
Process equipment	5%

Timber rights are recorded at cost and are amortized on the basis of the volume of timber harvested.

The recoverability of property, plant and equipment is assessed annually or when changes in circumstances indicate that the carrying value may not be recoverable from estimated future cash flows.

(d)	Deferred financing costs

Financing costs are deferred and amortized on a straight-line basis over the term of the related debt.

(e)	Power purchase rights

Power purchase rights are recorded at cost and are amortized on a straight-line basis over the life of the underlying agreements.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2002, 2001 and 2000
(Tabular amounts in thousands of Canadian dollars)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Investments

The Company records its investment in energy contracts at cost. Any impairment in the value of these investments is recorded when there is a decline in value that is other than temporary.

(g)	Reforestation obligation

The estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber harvested.

(h)	Revenue recognition

Revenue is recognized when goods are shipped and title has passed to the customer. Revenue received in advance of shipment is deferred and recognized when goods are shipped and title has passed to the customer. Transportation costs are included in selling expenses.

(i)	Interest capitalization

Interest on the construction of property, plant and equipment is capitalized on specific borrowings required to finance the construction.

(j)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax liabilities or assets are measured using substantively enacted rates anticipated to apply in the periods that the differences are expected to reverse. The effect of a change in tax rates on future income tax liabilities and assets is recognized in earnings in the period that the change occurs.

(k)	Foreign currency translation

The Company has no operations outside of Canada.

Monetary assets and liabilities denominated in U.S. dollars are translated into Canadian dollars at the year-end exchange rate. Revenues and expenses denominated in U.S. dollars are translated at the average exchange rate of the month during which transactions take place. Gains and losses from translation are included in earnings.

The Company enters into forward exchange contracts to hedge a portion of its expected foreign currency denominated revenue over periods of up to twelve months into the future. The Company accounts for these contracts as a hedge, with resulting gains or losses included in net revenue in the same period as the foreign currency denominated revenue is recorded.

(l)	Employee benefit plans

The Company has defined contribution plans providing pension benefits to most of its employees. Effective January 1, 2000 the Company established a supplementary defined benefit pension plan for certain key employees. The Company accrues its obligations under the defined benefit plan and the related costs, net of plan assets. The cost of pensions under this plan is determined using the projected benefit method pro rated on service and management’s best estimates of expected plan investment performance, salary increases and retirement ages of employees in the plan. The discount rate used to determine the interest cost on the accrued benefit obligation is a market rate based on the yield of high quality debt instruments at the beginning of the year. Past service costs from plan initiation are amortized on a straight line basis over the average remaining service period of employees.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2002, 2001 and 2000
(Tabular amounts in thousands of Canadian dollars)

2.	CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, the Company adopted a new standard issued by the Canadian Institute of Chartered Accountants with respect to the recognition of unrealized foreign exchange gains or losses. Under the new standard, exchange gains or losses that arise on translation of long-term debt denominated in a foreign currency are included in the determination of earnings for the current period. The Company has adopted the new recommendations retroactively and restated prior years’ financial statements. Prior to this change, gains or losses arising from translation of foreign currency denominated long-term debt were deferred and amortized over the remaining term of the debt. The unamortized balance of the deferred exchange loss was netted against long-term debt in the Company’s financial statements. The following table outlines the increase (decrease) in the prior financial statements:

	Year Ended

	December 31,	December 31,
	2001	2000

Long-term debt	$20,382	$6,886
Retained earnings	(20,382)	(6,886)
Financing expenses	(2,025)	(712)
Unrealized exchange (gain) loss on debt	15,521	6,960

The Company has not recognized the tax benefit related to cumulative unrealized exchange losses on the translation of foreign currency denominated long-term debt. Recognition of the benefit of these losses is dependent upon the realization of taxable capital gains in the future.

3.	INVENTORIES

	2002	2001

Logs	$25,764	$30,701
Pulp	17,487	13,675
Lumber	9,824	8,609
Operating and maintenance supplies	8,161	8,107

	$61,236	$61,092

4.	PROPERTY, PLANT AND EQUIPMENT

	2002

		Accumulated	Net
	Cost	Depreciation	Book Value

Lumber mills
Buildings	$26,044	$7,972	$18,072
Process equipment	90,425	46,802	43,623
Mobile equipment	8,544	6,249	2,295
Furniture and office equipment	7,106	4,553	2,553
Pulp mill
Buildings	21,834	9,401	12,433
Process equipment	181,091	111,018	70,073
Land	2,086	—	2,086
Capital projects in progress	909	—	909

	338,039	185,995	152,044
Timber rights	15,036	7,673	7,363

	$353,075	$193,668	$159,407

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2002, 2001 and 2000
(Tabular amounts in thousands of Canadian dollars)

4.	PROPERTY, PLANT AND EQUIPMENT (Continued)

	2001

		Accumulated	Net
	Cost	Depreciation	Book Value

Lumber mills
Buildings	$25,009	$7,202	$17,807
Process equipment	85,860	43,422	42,438
Mobile equipment	9,318	6,361	2,957
Furniture and office equipment	5,937	4,080	1,857
Pulp mill
Buildings	21,834	8,668	13,166
Process equipment	179,994	102,012	77,982
Land	2,086	—	2,086
Capital projects in progress	5,424	—	5,424

	335,462	171,745	163,717
Timber rights	15,001	6,973	8,028

	$350,463	$178,718	$171,745

5.	OTHER ASSETS

	2002	2001

Power purchase rights – at cost	$20,837	$20,837
Less: accumulated amortization	(2,084)	(1,042)

	18,753	19,795

Deferred financing costs – at cost	10,193	10,193
Less: accumulated amortization	(5,213)	(4,294)

	4,980	5,899

Notes receivable (note 17(a))	2,431	2,488
Other	449	362

	$26,613	$28,544

Amortization of power purchase rights for the year was $1,042,000 (2001 – $1,042,000)

Power purchase rights

The Company invested $20.8 million in 2000 to acquire the rights to a portion of the electricity to be generated from two power plants in Alberta commencing January 1, 2001. These rights represent the Company’s entitlement and obligation to purchase approximately 80 megawatts of electrical power, which represents the Company’s estimated electrical power requirements at existing capacity, for a period of thirteen years and approximately 80% of its requirements for a further seven years at largely predetermined prices. The Company also has the right to resell any electricity not consumed under this arrangement at prevailing market prices. The Company has agreed that if the present value of the projected cash flows associated with the Power Purchase Rights fall below a certain level, the Company will provide a letter of credit to make up such shortfall. At December 31, 2002 a letter of credit was not required under this arrangement.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2002, 2001 and 2000
(Tabular amounts in thousands of Canadian dollars)

6.	REVOLVING CREDIT FACILITY

The Company has a $50 million revolving credit facility that expires in June 2003 which was undrawn at December 31, 2002, and December 31, 2001. The facility is subject to a borrowing formula based upon the levels of inventory and accounts receivable. The amount available at December 31, 2002 under the facility was $43.4 million (2001 – $43.5 million) of which $2.3 million (2001 – $2.3 million) was committed for letters of credit. The interest rate on this facility is floating and may, at the Company’s option, be based upon the Bank Prime Rate, U.S. Base Rate, Bankers Acceptance Rates, or LIBOR. Collateral for the facility is a first charge on all accounts receivable and inventory of the Company.

7.	LONG-TERM DEBT

	2002	2001

Unsecured Senior Notes – U.S. $160,000	$252,592	$254,800

The Unsecured Senior Notes are due May 15, 2008, and bear interest at a rate of 9 7/8%, payable semi-annually on May 15 and November 15 of each year. The notes are unsecured obligations of the Company and rank equally and ratably with all existing and future unsecured indebtedness of the Company.

The indenture governing the Unsecured Senior Notes contains restrictions on the ability of the Company to incur additional indebtedness, pay dividends or distributions, make investments, issue or repurchase share capital, create liens, or engage in sale and leaseback transactions, mergers, consolidations and sales of assets and transactions with affiliates.

8.	OTHER OBLIGATIONS

	2002	2001

Reforestation obligations
Balance, beginning of year	$6,800	$8,415
Accrual for the year	6,125	9,840
Expenditures during the year	(4,982)	(11,455)

Balance, end of year	7,943	6,800
Less: current portion, included in accrued liabilities	(4,554)	(1,944)

	3,389	4,856
Power obligation (note 11)	—	2,100
Deferred revenue – U.S. $600	—	956
Other	3,323	2,670

	$6,712	$10,582

9.	SHARE CAPITAL

Authorized

Unlimited number of common shares.

Issued and fully paid

	2002	2001

15,000,001 common shares (2001 – 15,000,001)	$—	$—

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2002, 2001 and 2000
(Tabular amounts in thousands of Canadian dollars)

10.	CONTINGENT LIABILITY

Countervailing and antidumping duties:

On April 2, 2001, petitions for the imposition of antidumping and countervailing duties on softwood lumber from Canada were filed with the U.S. Department of Commerce (“USDOC”) and the U.S. International Trade Commission (“USITC”), by certain U.S. industry and trade groups (the “Petitioners”).

In response to the petitions, the USDOC conducted separate antidumping and countervailing duty investigations and the USITC conducted an investigation to determine whether the lumber industry in the United States was materially injured or threatened with material injury by reason of softwood lumber imports from Canada.

Countervailing duty

On August 9, 2001, the USDOC made a preliminary countervailing duty determination, imposing a bonding requirement at the rate of 19.31% on Canadian softwood lumber shipped to the U.S. During 2001, the Company accrued $1.4 million for the period from August 17, 2001 to December 15, 2001 when preliminary countervailing duties effectively expired. The Company posted bonds to cover the liability.

On March 22, 2002, the USDOC announced its final determination in the countervailing duty investigation, adjusting the rate from 19.31% to 19.34% and subsequently, corrected for ministerial errors, to 18.79%. The USDOC also determined that no critical circumstances existed and, accordingly, the countervailing duty would not apply retroactively to May 19, 2001.

On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury to the U.S. lumber industry, effectively removing the requirement to remit the accrued countervailing duty for lumber shipped to the U.S. prior to December 15, 2001. During the quarter ended June 30, 2002, the Company reversed $1.7 million it had accrued from August 17, 2001 to December 15, 2001. The bonds posted to cover the liability were also cancelled.

The finding of threat of injury by the USITC resulted in the USDOC issuing an order to collect cash deposits of estimated countervailing duties on a going forward basis. Effective May 22, 2002, the Company’s exports to the United States of softwood lumber have been subject to a countervailing duty cash deposit rate of 18.79%. A charge of $3.6 million was incurred during 2002 relating to countervailing duty on lumber shipped to the U.S. between May 22, 2002 and December 31, 2002. The Company is currently remitting cash deposits to cover the applicable estimated countervailing duty.

Antidumping duty

On October 31, 2001, the USDOC made a preliminary antidumping determination, imposing a bonding requirement at the rate of 12.6% on the Company’s shipments of Canadian softwood lumber to the U.S. During 2001, the Company accrued $0.9 million relating to shipments to the U.S. from November 6, 2001 to December 31, 2001. The Company posted bonds to cover the liability.

On March 22, 2002, the USDOC announced its final determination in the antidumping investigation, adjusting the Company’s rate from 12.6% to 9.67%, and subsequently corrected to 8.43% for ministerial errors.

On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury, to the U.S. lumber industry, effectively removing the requirement to remit the accrued antidumping duty for lumber shipped to the U.S. prior to May 16, 2002. During the quarter ended June 30, 2002, the Company reversed $1.6 million it had accrued from November 6, 2001 to March 31, 2002. The bonds posted to cover the liability were also cancelled.

The finding of threat of injury by the USITC resulted in the USDOC issuing an order to collect cash deposits of estimated antidumping duties on a going forward basis. Effective May 22, 2002, the Company’s exports to the United States of covered softwood lumber have been subject to an antidumping duty cash deposit rate of 8.43%. A charge of $1.6 million was incurred during 2002 relating to antidumping duty on lumber shipped to the U.S. between May 22, 2002 and December 31, 2002. The Company is currently remitting cash deposits to cover the applicable estimated antidumping duty.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2002, 2001 and 2000
(Tabular amounts in thousands of Canadian dollars)

10.	CONTINGENT LIABILITY (Continued)

Antidumping duty (continued)

The expense or reversal for countervailing and antidumping duties is recorded as an adjustment to selling expenses in the Company’s financial statements.

The final amount, if any, of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by the North American Free Trade Agreement (“NAFTA”) or World Trade Organization (“WTO”) panels to which those determinations have been appealed. Should these appeals not result in the outright termination of the antidumping and countervailing duty orders, the final amount of countervailing and antidumping duties to be assessed on the Company’s exports of softwood lumber to the U.S. will not be determined by the USDOC in administrative reviews of these orders until 2004.

11.	COST OF SALES

Costs of sales in the current year and in 2001 include electricity related items of a significant and non-recurring nature. In 2002, the Company recorded $1.6 million in electricity costs related to final rate adjustments for electricity consumed in the 2000 year. In 2001, the Company also recorded $4.2 million in electricity costs related to preliminary rate adjustments for electricity consumed in the 2000 year. The Company continues to appeal the final regulatory ruling on the year 2000 power rates and has disputed approximately $1.9 million of the costs accrued. At December 31, 2002, accounts payable include $4.3 million related to the costs accrued and this amount is repayable in monthly installments over the next twelve months.

In 2001, the Company received consumption based electricity rebates that reduced its cost of sales in that year by $19.6 million. This rebate program ended December 31, 2001.

12.	SEVERANCE COSTS

As a result of a corporate-wide review of operating requirements and staffing levels, the Company implemented a workforce reduction program in January, 2002. The majority of the position reductions were achieved voluntarily. The cost of this program was $2.3 million.

13.	FINANCING EXPENSES

	2002	2001	2000

Interest expense
Long-term debt	$24,765	$25,031	$24,058
Other	545	857	627
Amortization of deferred financing costs	919	1,057	1,253
Foreign exchange gains on U.S. dollar cash and working capital	(76)	(1,679)	(342)

	$26,153	$25,266	$25,596

14.	OTHER EXPENSE (INCOME)

Included in other expense in 2001 is a loss on an energy contract of $5.0 million (see note 18(c)). In 2000 the Company recorded a provision of $2.7 million for costs associated with the reduction of its workforce as a result of a capital project to replace one of the Company sawmills.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2002, 2001 and 2000
(Tabular amounts in thousands of Canadian dollars)

15.	INCOME TAXES

The following analysis describes the difference between the effective tax rate reflected in the provision for income taxes and the statutory rates applicable to the Company.

	2002	2001	2000

Earnings (loss) before income taxes	$953	$(27,795)	$30,278

Income taxes (recovery) based on combined
Federal and Provincial income tax rates of 42.2% (2001 – 43.1%, 2000 – 44.6%)	$402	$(11,980)	$13,504
Increase (decrease) resulting from:
Manufacturing and processing deduction	(67)	2,082	(2,422)
Large corporations tax	575	600	600
Non-deductible unrealized (gain) loss on debt	(389)	2,404	1,144
Non-deductible expenses and other items	—	448	309
Effect of reduction in income tax rate	(25)	(249)	—
Change in valuation allowance	(51)	2,370	1,144

	41	7,655	775

Income taxes	$445	$(4,325)	$14,279

Income taxes – current	$575	$600	$600
Future income taxes (recovery)	(130)	(4,925)	13,679

Income taxes (recovery)	$445	$(4,325)	$14,279

Significant components of the Company’s future tax assets and liabilities are as follows:

	2002	2001

Future income tax assets
Reforestation costs	$2,790	$2,422
Accrued loss on energy contract	—	1,775
Accrued softwood lumber duties	52	808
Accrued severance payments	250	120
Unrealized foreign exchange loss	3,943	4,392
Valuation allowance	(3,579)	(3,630)

	3,456	5,887

Future income tax liabilities
Property, plant and equipment	(7,867)	(10,954)
Other	(820)	(294)

	(8,687)	(11,248)

Net future income tax liability	$(5,231)	$(5,361)

As reported on the balance sheet:
Future income tax assets	$1,599	$3,555
Future income tax liabilities	(6,830)	(8,916)

Net future income tax liability	$(5,231)	$(5,361)

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2002, 2001 and 2000
(Tabular amounts in thousands of Canadian dollars)

16.	EMPLOYEE BENEFIT PLANS

Defined contribution plans

The total expense for the Company’s defined contribution plans is as follows:

	2002	2001	2000

Plans providing pension benefits	$1,772	$1,840	$1,941

Defined benefit plan

On January 1, 2000 the Company established a supplementary defined benefit pension plan for certain key employees.

Information regarding this plan is as follows:

	2002	2001

Change in benefit obligation:
Obligation at beginning of year	$1,322	$1,138
Actuarial loss	105	—
Current service cost	97	102
Interest cost	93	82

Obligation at end of year	$1,617	$1,322

Change in plan assets, at fair market value:
Plan assets at beginning of year	$490	$—
Employer contributions	264	492
Actual return on plan assets	(16)	(2)

Plan assets at end of year	$738	$490

Reconciliation of funded status:
Plan deficit	$(879)	$(832)
Unamortized past service costs	785	851
Unamortized actuarial loss	154	11

Net pension asset	$60	$30

Components of pension expense:
Current service costs	$97	$102
Interest costs	93	82
Amortization of past service costs	66	66
Expected return on plan assets	(22)	(9)

Net expense	$234	$241

The actuarial assumptions used in measuring the Company’s benefit plan obligations are as follows:

Discount rate	6.5%	7%
Rate of compensation increase	4%	4%
Expected long-term rate of return on plan assets	3.5%	3.5%

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2002, 2001 and 2000
(Tabular amounts in thousands of Canadian dollars)

17.	RELATED PARTY TRANSACTIONS

Related party transactions are recorded at the transacted amount. Management is unable to determine whether the transacted amounts noted below are different from amounts which would have been recorded on similar transactions with unrelated parties.

(a)	Millar Western Industries Ltd. (“Industries”), the parent of the Company, has significant influence over Meadow Lake Pulp Limited Partnership (“Meadow”). The Company earned revenue from Meadow and has related accounts receivable as follows:

	2002	2001	2000

Commissions	$3,754	$3,111	$5,454
Administration fees	$1,726	$2,029	$1,901
Included in accounts receivable related to these transactions	$2,511	$1,961	$1,787

Other assets at December 31, 2002 includes a $2,100,000 (2001 – $2,100,000) note receivable from Meadow. This note bears interest at prime plus 1% (5.5% at December 31, 2002; 5.0% at December 31, 2001; 8.50% at December 31, 2000) and is collateralized by a third charge on the assets of Meadow. Repayment of the loan is dependent upon the future cash flows of Meadow. No interest income has been accrued in 2002, 2001 or 2000.

(b)	The Company also earned revenue from other companies controlled by Industries’ parent as follows:

	2002	2001	2000

Administration fees	$590	$893	$924

Included in accounts receivable relating to these transactions	$254	$253	$192

(c)	The Company incurred costs charged by Industries as follows:

	2002	2001	2000

Chemical purchases and other services	$2,674	$3,475	$2,629

Included in accounts payable relating to these transactions	$438	$957	$823

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2002, 2001 and 2000
(Tabular amounts in thousands of Canadian dollars)

18.	FINANCIAL INSTRUMENTS

(a)	Foreign currency risk

The Company realized approximately 73% of its 2002 revenue (2001 – 73%; 2000 – 78%) in U.S. dollars and at December 31, 2002 the Company had $10,991,000 (2001 – $12,677,000; 2000 – $19,100,000) in U.S. dollar denominated accounts receivable.

In order to reduce foreign currency risk, the Company borrows primarily in U.S. dollars. The Company also enters into forward exchange contracts to manage its foreign currency risk. The Company does not hold or issue foreign currency financial instruments for trading purposes. At December 31, 2002, the Company held contracts to deliver US$66,000,000 (2001 – US$54,000,000; 2000-US$76,000,000) at an average rate of 1.5911 (2001 – 1.5624; 2000-1.5042) expiring at various dates to December 31, 2003. The market rate at December 31, 2002, was 1.5787 (2001 – 1.5925). As at December 31, 2002, the amount of unrecognized gain on forward exchange contracts was $820,000 (2001 – loss of $1,626,000).

(b)	Credit risk

The Company does not have a significant exposure to any individual customer or counterparty. On product sales from the pulp and lumber segments, the Company may require payment guarantees, such as letters of credit, and obtains credit insurance coverage on a significant portion of its sales.

(c)	Commodity and other risks

The Company operates in the forest products sector which is highly competitive and cyclical in nature. The markets for the Company’s commodities of pulp and lumber are affected by the global supply and demand for these products. The Company is exposed to market pricing for its commodities. During the years 2002, 2001 and 2000, the Company did not enter into any material financial instruments to mitigate its exposure to changes in the price of pulp or lumber.

In 2000, the Company entered into an energy contract for the purchase of power from January 1, 2002 until December 31, 2002 that was surplus to the Company’s electricity requirements. In 2001 the Company accrued an unrealized loss on these contracts of $5.0 million based on their fair value at year-end. The actual realized loss on these contracts in 2002 was $4.3 million.

(d)	Fair value

The fair value of the Company’s cash, accounts receivable, accounts payable and accrued liabilities is estimated to approximate carrying value due to the immediate or short-term maturity of these financial instruments.

The fair value of the Company’s notes receivable has not been estimated as the notes are not marketable and are not subject to terms and conditions that would otherwise be available from arms length parties.

The fair value of the Company’s long-term debt at December 31, 2002, is estimated to be $243,751,000 (2001 – $248,400,000) based upon the price at which the debt was trading.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2002, 2001 and 2000
(Tabular amounts in thousands of Canadian dollars)

19.	SEGMENTED INFORMATION

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. They are managed separately as each business requires different technology and marketing strategies. The Company has two reportable segments: lumber and pulp. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo-mechanical pulp for sale to paper makers worldwide. Included in corporate and other are the combined results from the Company’s management and marketing services, roofing shake operation and unallocated corporate and other expenses.

The accounting policies of the segments are the same as those described in Note 1. The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses, other income or expense, and income taxes to its business segments. The Company accounts for inter-segment revenue and transfers as if the transfers were to third parties at current market prices.

Product Segment

	Lumber

	2002	2001	2000

Net revenue	$100,202	$82,562	$96,262
Cost of sales and administration	84,668	84,318	97,100
Depreciation and amortization	5,709	5,298	5,697
Severance costs	681	—	—

Operating earnings (loss)	$9,144	$(7,054)	$(6,535)

	Pulp

	2002	2001	2000

Net revenue	$127,643	$118,993	$187,475
Cost of sales and administration	92,686	77,539	101,716
Depreciation and amortization	10,708	10,580	9,473
Severance costs	1,340	—	—

Operating earnings	$22,909	$30,874	$76,286

	Corporate and Other

	2002	2001	2000

Net revenue	$6,120	$9,323	$13,834
Cost of sales and administration	13,391	15,430	13,092
Depreciation and amortization	314	306	637
Severance costs	277	—	—
Employees’ profit sharing	—	—	4,358

Operating loss	$(7,862)	$(6,413)	$(4,253)

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2002, 2001 and 2000
(Tabular amounts in thousands of Canadian dollars)

19.	SEGMENTED INFORMATION (Continued)

	Total

	2002	2001	2000

Net revenue	$233,965	$210,878	$297,571
Cost of sales and administration	190,745	177,287	211,908
Depreciation and amortization	16,731	16,184	15,807
Severance costs	2,298	—	—
Employees’ profit sharing	—	—	4,358

Operating earnings	$24,191	$17,407	$65,498

Cost of sales for the lumber segment are net of chip transfers to the pulp segment of $4,926,000 (2001 – $4,076,000; 2000 – $2,947,000).

	Year Ended December 31,

	2002	2001	2000

Expenditures on property, plant and equipment
Lumber	$2,110	$23,079	$27,471
Pulp	893	526	3,093
Corporate and other	477	603	976

	$3,480	$24,208	$31,540

	December 31,

	2002	2001	2000

Identifiable assets
Lumber	$117,624	$124,305	$114,282
Pulp	143,664	152,115	177,773
Corporate and other	60,352	40,258	39,110

	$321,640	$316,678	$331,165

	Year ended December 31,

	2002	2001	2000

Geographic Sales
Net revenue
Canada	$61,502	$56,206	$55,043
United States	56,929	50,249	70,495
Europe	38,794	56,619	87,358
Asia	76,115	46,198	83,790
Other	625	1,605	885

	$233,965	$210,878	$297,571

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2002, 2001 and 2000
(Tabular amounts in thousands of Canadian dollars)

20.	RECONCILIATION OF FINANCIAL STATEMENTS FROM CANADIAN GAAP TO UNITED STATES GAAP

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The following adjustments and/or additional disclosures would be required in order to present the financial statements in accordance with U.S. GAAP and with practices prescribed by the United States Securities and Exchange Commission for the three years ended December 31, 2002, 2001, and 2000.

Net earnings and shareholder’s equity

(a)	The following summary sets out the material adjustments to the Company’s reported earnings and shareholder’s equity which would be made in order to conform to U.S. GAAP:

	2002	2001	2000
		(re-stated-note 2)	(re-stated-note 2)

Net earnings (loss) for the year under Canadian GAAP	$508	$(23,470)	$15,999
U.S. GAAP adjustments
Unrealized gain (loss) on forward exchange contracts (b)	2,446	(2,287)	(1,043)
Unrealized gain (loss) on energy contract (c)	—	(4,895)	4,895
Effect on income taxes (d)	(867)	2,614	(1,645)

Net earnings (loss) for the year under U.S. GAAP	2,087	(28,038)	18,206
Shareholder’s equity under U.S. GAAP, beginning of year	449	28,487	10,281

Shareholder’s equity under U.S. GAAP, end of year	$2,536	$449	$28,487

(b)	Under U.S. GAAP, the unrealized gains or losses on forward exchange contracts at year-end must be recorded in earnings because the requirements for hedge accounting under U.S. GAAP are not met.

(c)	Under U.S. GAAP, the unrealized gains or losses on energy contracts (see note 18(c)) at year-end are recorded in earnings. The unrealized gain of $4,895,000 recorded for U.S. GAAP in 2000 had fully reversed by December 31, 2001. At December 31, 2001 the Company accrued an unrealized loss of $4,984,000 for both Canadian and U.S. GAAP purposes.

(d)	Under U.S. GAAP, after the adjustments noted above, the future current tax asset would be $1,311,000 (2001 – $4,134,000).

(e)	Under U.S. GAAP, the estimated costs in 2000 of $2,700,000 for the planned reduction in workforce would be recorded as a reduction of operating earnings. Under U.S. GAAP, transportation costs of $31,258,000 (2001 – $26,798,000; 2000 – $30,710,000) would not be netted against gross revenue, but would be recorded as an operating expense.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2002, 2001 and 2000
(Tabular amounts in thousands of Canadian dollars)

20.	UNITED STATES ACCOUNTING PRINCIPLES (Continued)

(f)	Included in general and administrative expenses are bad debt expenses of $Nil in 2002 (2001 – $Nil; 2000 – $142,000).

Balance Sheet

The disclosure of the following amounts is required under U.S. GAAP:

	2002	2001

Trade accounts payable	$35,489	$30,039
Interest payable	$3,118	$3,149
Salary and benefits payable	$2,601	$2,212
Severance costs payable	$189	$—

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This Statement is effective for fiscal years beginning after June 15, 2002 and the Company will adopt the Statement effective January 1, 2003. In 2002, the Canadian Accounting Standards Board issued a new Canadian accounting standard on Asset Retirement Obligations. The new standard is effective for fiscal years beginning on or after January 1, 2004. The Company has not yet determined the impact of these standards on the Company’s financial statements.

In 2002, the Financial Accounting Standards Board issued SFAS No 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement is effective for exit or disposal activities initiated after December 31, 2002 and retroactive application of this statement is prohibited. The Company has adopted the standard and there is no impact on the Company’s financial statements.

In 2002, the Canadian Accounting Standards Board issued amended accounting guideline 13, “Hedging Relationships”. The guideline, which sets strict conditions that must be met before a company can apply hedge accounting, is effective for fiscal years beginning on or after July 1, 2003. The Company will adopt the guideline effective January 1, 2004. The Company has not yet determined the impact of this guideline on the Company’s financial statements.

21.	COMPARATIVE FIGURES

Certain 2000 and 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2002.