Form 20-F
period 2004-12-31
MILLAR WESTERN FOREST PRODUCTS LTD
filed 2005-06-24
CIK 1064408

SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 20-F

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE
        SECURITIES EXCHANGE ACT OF 1934

or

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For The Fiscal Year Ended December 31, 2004
                                       or

[   ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

                        Commission file number 333-112898

                       MILLAR WESTERN FOREST PRODUCTS LTD.
           (Exact Name of the Registrant as Specified in its Charter)

                                 Alberta, Canada
                 (Jurisdiction of Incorporation or Organization)

                 16640 - 111 Avenue, Edmonton, Alberta, T5M 2S5
                    (Address of Principal Executive Offices)

     Securities registered or to be registered pursuant to
     Section 12(b) of the Act:                                      NONE

     Securities registered or to be registered pursuant to
     Section 12(g) of the Act:                                      NONE

     Securities for which there is a reporting obligation
     pursuant to Section 15(d) of the Act:                          7.75% Senior
                                                                    Notes due
                                                                    2013

     Indicate the number of outstanding shares of each of the       15,000,001
     issuer's classes of capital or common stock as of the          Common
     close of the period covered by the annual report.              Shares

     Indicate by check mark whether the Company: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                           YES   X    NO
                                ---       ---

     Indicate by check mark which financial statement item the Company has elected to follow.

                           Item  17   Item 18   X
                                ---            ---

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                 NOT APPLICABLE

                                TABLE OF CONTENTS

                                                                                                              Page
GLOSSARY OF CERTAIN TERMS AND DEFINITIONS........................................................................4

PART I...........................................................................................................6

        ITEM 1:     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS........................................7

        ITEM 2:     OFFER STATISTICS AND EXPECTED TIMETABLE......................................................7

        ITEM 3:     KEY INFORMATION..............................................................................7

        ITEM 4:     INFORMATION ON THE COMPANY..................................................................14

        ITEM 5:     OPERATING AND FINANCIAL REVIEW AND PROSPECTS................................................20

        ITEM 6:     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................................................29

        ITEM 7:     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........................................32

        ITEM 8:     FINANCIAL INFORMATION.......................................................................34

        ITEM 9:     THE OFFER AND LISTING.......................................................................35

        ITEM 10:    ADDITIONAL INFORMATION......................................................................35

        ITEM 11:    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..................................38

        ITEM 12:    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......................................39

PART II.........................................................................................................39

        ITEM 13:    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............................................39

        ITEM 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS................39

        ITEM 15:    CONTROLS AND PROCEDURES.....................................................................39

        ITEM 16A:   AUDIT COMMITTEE FINANCIAL EXPERT............................................................40

        ITEM 16B:   CODE OF ETHICS..............................................................................40

        ITEM 16C:   PRINCIPAL ACCOUNTANT FEES AND SERVICES......................................................40

PART III........................................................................................................41

        ITEM 17:    FINANCIAL STATEMENTS........................................................................41

        ITEM 18:    FINANCIAL STATEMENTS........................................................................41

        ITEM 19:    EXHIBITS....................................................................................41

As used in this annual report on Form 20-F, unless the context otherwise indicates, the term "Millar Western" or the "Company" means Millar Western Forest Products Ltd.

                            EXCHANGE RATE INFORMATION

Unless otherwise indicated, all monetary references herein are denominated in Canadian dollars; references to "dollars" or "$" are to Canadian dollars and references to "US$" or "U.S. dollars" are to United States dollars. As at December 31, 2004, the inverse of the noon buying rate as quoted by the Federal Reserve Bank of New York was $1.00 equals US$0.8310. (See Item 3 for further exchange rate information to U.S. currency.) Except as otherwise indicated, financial statements of, and information regarding, Millar Western are presented in Canadian dollars.

                 STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this annual report under Item 4: Information on the Company and Item 5: Operating and Financial Review and Prospects and elsewhere in this annual report are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but, rather, on our current expectations and our projections about future events, including our current expectations regarding:

     o the future demand for, and sales volumes of, our lumber and pulp products;

     o    future production volumes, efficiencies and operating costs;

     o    increases or decreases in the prices of our products;

     o    our future stability and growth prospects;

     o our business strategies, the measures to implement those strategies and the benefits to be derived therefrom;

     o our future profitability and capital needs, including capital expenditures;

     o the outlook for and other future developments in our affairs or in the industries in which we participate; and

     o    the effect on us of new accounting releases.

These forward-looking statements generally can be identified by the use of statements that include words such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will", "predicts", "estimates", "forecasts" or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. These risks and uncertainties are described under "Risk Factors".

Any written or oral forward-looking statements made by us or on our behalf are subject to these factors. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report on Form 20-F may not occur. Actual results could differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this annual report on Form 20-F are made only as at the date of this annual report on Form 20-F. We do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.

                    GLOSSARY OF CERTAIN TERMS AND DEFINITIONS

The following terms have the following meanings in this annual report on Form 20-F:

"AAC" means annual allowable cut, being the amount of timber that may be harvested in any one year as stipulated in the pertinent forest management plan for a Forest Management Unit as approved by the Minister of Sustainable Resource Development of Alberta;

"ADMT" means air dried metric tonne, a unit of measurement of pulp volume, and "MADMT" means one thousand air dried metric tonnes;

"BCTMP" means bleached chemi-thermo-mechanical pulp, which is pulp produced in a process that uses mild chemicals, heat and mechanical action to separate cellulose fibers;

"BHKP" means bleached hardwood kraft pulp;

"BSKP" means bleached softwood kraft pulp;

"coniferous" means a type of tree which is cone-bearing and has needles or scale-like leaves, such as pine, spruce or fir;

"Coniferous Timber Quota" means the right to harvest a percentage share of the AAC of coniferous timber within a Forest Management Unit, allocated on a 20-year basis and renewable thereafter for additional 20-year periods;

"CTMP" means chemi-thermo-mechanical pulp;

"deciduous" means a type of tree with broad leaves that usually shed annually, such as aspen;

"Deciduous Timber Allocation" means the right to harvest a specified volume of deciduous timber within a designated area as approved by the Alberta Minister of Sustainable Resource Development, allocated on a 20-year basis and renewable thereafter for additional 20-year periods;

"dimension lumber" means standard commodity lumber, ranging, in the case of Millar Western, from 1" x 3"s to 2" x 10"s in varying lengths, usually 8' to 16';

"FMA" means a forest management agreement between the Alberta Minister of Sustainable Resource Development and a forest company, generally having a term of 20 years and renewable thereafter for additional 20-year periods, and providing rights to manage, establish, grow, harvest and remove timber in a specified area;

"foot board measure" or "FBM" means a measure of lumber volume equivalent to a one foot square board one inch thick; "MFBM" is one thousand board feet; "MMFBM" is one million board feet; and "BFBM" is one billion board feet;

"Forest Management Unit" means an area of forest land designated by the Minister of Sustainable Resource Development of Alberta as a management unit;

"hardwood" is wood obtained from deciduous species of trees, such as aspen;

"ISO" means the International Organization for Standardization, a worldwide federation of national standards bodies from approximately 120 countries. "ISO 9002" is an international set of standards that provide a common approach for documenting and maintaining a quality management system. "ISO 14001" is an international set of standards that provide a common approach for documenting and maintaining an environmental management system;

"kraft pulp" means pulp produced in a process that uses strong chemicals to separate cellulose fibers;

"market pulp" means that portion of pulp production in excess of internal requirements, which is sold in open competition with other producers;

"Meadow Lake Pulp Limited Partnership" means the partnership agreement between Millar Western Industries Ltd. and its affiliate and the Government of Saskatchewan, whereby Industries and its affiliate hold a 50% interest in the Meadow Lake pulp mill and the Government of Saskatchewan holds a 50% interest;

"Millar Western FMA" means the FMA between the Minister of Sustainable Resource Development of Alberta and the Company commencing May 14, 1997, in effect for 20 years and renewable thereafter for additional 20-year periods, pursuant to which the Minister has granted rights to the Company to manage, establish, grow, harvest and remove timber on a perpetual sustained yield basis in the Millar Western forest management area;

"Millar Western forest management area" means the tract of forested land over which the Company has been given rights to manage, establish, grow, harvest and remove timber on a perpetual sustained yield basis for the term of the Millar Western FMA;

"MSR" means machine stress rated, which is a rating given to lumber in North America that describes its load bearing capability;

"NBHKP" means northern bleached hardwood kraft pulp;

"NBSKP" means northern bleached softwood kraft pulp;

"perpetual sustained yield" means the yield of timber that a forest can produce continuously at a given intensity of management without impairment of the productivity of the land;

"random length" means dimension lumber of varying lengths but greater than eight feet, trimmed in two-foot increments;

"softwood" is wood obtained from coniferous species of trees, such as spruce, pine or fir;

"SPF" means spruce, pine and balsam fir, a major category of softwood lumber;

"TMP" means thermo-mechanical pulp; and

"wood chips" means pieces of wood approximately one inch square by one-quarter inch thick resulting from the cutting of logs in chippers or as a by-product of the sawmill lumber manufacturing process and which are typically used as a feedstock in the pulp making process.

                                     PART I
                                     ------

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:  KEY INFORMATION

        A.     Selected Financial Data

You should read the selected historical financial data set forth below in conjunction with our financial statements and the related notes and other information included elsewhere in this annual report on Form 20-F. The selected historical financial data for the years ended and as at December 31, 2000, 2001, 2002, 2003 and 2004 are derived from our audited financial statements.

We prepare our financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 21 to our audited financial statements included elsewhere in this annual report on Form 20-F.

                                                                         Year ended December 31,
                                                     -----------------------------------------------------------------
                                                       2000(1)       2001(1)       2002          2003         2004
                                                     ----------    -----------  ----------    ----------   -----------
                                                                              (in thousands)

Statements of earnings data:
Canadian GAAP
Revenue(2)......................................     $  344,881    $  248,825   $  277,830    $  317,297   $  345,968
Cost of products sold...........................        199,410       161,863      177,354       197,072      212,451
Freight and other distribution costs (2)........         47,310        35,679       40,921        46,934       47,856
Countervailing and anti-dumping duties (2)......             --         2,268        2,944        11,811       13,657
Depreciation and amortization...................         15,807        16,184       16,731        16,601       15,119
General and administration......................         12,498        15,424       13,391        12,978       11,514
Severance costs.................................             --            --        2,298            --           --
Employees' profit sharing.......................          4,358            --           --           325        2,504
                                                     ----------    -----------  ----------    ----------   -----------
Operating earnings..............................         65,498        17,407       24,191        31,576       42,867
Financing expenses(3)...........................        (25,596)      (25,266)     (26,153)      (28,672)     (20,378)
Refinancing charges(4)..........................             --            --           --       (14,965)          --
Unrealized exchange gain (loss) on debt.........         (6,960)      (15,521)       2,208        47,768       15,751
Other (expense) income(5).......................         (2,664)       (4,415)         707         1,490           45
                                                     ----------    -----------  ----------    ----------   -----------
Earnings (loss) before income taxes.............         30,278       (27,795)         953        37,197       38,285
Income taxes (recovery).........................         14,279        (4,325)         445         1,635       10,032
                                                     ----------    -----------  ----------    ----------   -----------
Net earnings (loss).............................     $   15,999    $  (23,470)  $      508    $   35,562   $   28,253
                                                     ==========    ===========  ==========    ==========   ==========
U.S. GAAP
Operating earnings..............................     $   62,798    $   17,407   $   24,191    $   31,576   $   42,867
Net earnings (loss).............................     $   18,206    $  (28,038)  $    2,087    $   39,452   $   23,831

Other data:
Canadian GAAP
Cash provided by (used in):
 Operating activities...........................     $   50,794    $   20,649   $   23,136    $   12,452   $   43,250
 Investing activities...........................     $  (51,741)   $  (22,699)  $   (3,071)   $  (14,843)  $  (19,592)
 Financing activities...........................     $       --    $       --   $     (932)   $   39,687   $       --

                                                                            As at December 31,
                                                     -----------------------------------------------------------------
                                                      2000 (1)     2001 (1)      2002 (1)      2003 (1)       2004
                                                     ----------    -----------  ----------    ----------   -----------
                                                                              (in thousands)
Balance sheets data:
Canadian GAAP
Cash.............................................    $   17,922   $   15,872    $   35,005    $   72,301   $   95,959
Total assets.....................................    $  331,165   $  316,678    $  321,640    $  345,697   $  362,757
Short-term debt..................................    $       --   $       --    $       --    $       --   $       --
Long-term debt, including current portion........    $  239,279   $  254,800    $  252,592    $  244,511   $  228,760
Shareholder's equity.............................    $   24,426   $    2,036    $    2,544    $   38,106   $   66,359
U.S. GAAP
Total assets.....................................    $  330,922   $  317,257    $  321,352    $  350,122   $  366,837
Shareholder's equity.............................    $   29,027   $      989    $    3,076    $   42,528   $   69,006

____________
(1) Comparative statement of earnings and balance sheet data have been restated to reflect the change in accounting policy with respect to unrealized foreign exchange gains or losses on the translation of long-term debt as well as the accounting for asset retirement obligations. See note 2 to our audited financial statements included elsewhere in this annual report on Form 20-F.

(2) Freight and other distribution costs and countervailing and anti-dumping duties are separately presented as operating costs in the statement of earnings. Previously, these expenses were recorded as selling expenses that were deducted from gross revenue in accordance with industry practice. Accordingly, the presentation of prior periods' has been reclassified.

(3) Financing expense consists of interest expense, amortization of deferred financing costs and foreign exchange gains or losses on U.S. dollar cash and working capital. See note 13 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

(4) Refinancing charges relate to the repurchase and redemption of US$160 million aggregate principal amount of our 9 7/8% Senior Notes due 2008. See note 14 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

(5) Other (expense) income includes the gain or loss on disposal of property, plant and equipment, the provision for severance costs related to the new sawmill project and unrealized gain or loss on contracts. See note 18 to our audited financial statements included elsewhere in this annual report on Form 20-F.

EXCHANGE RATE DATA

The following tables set forth certain exchange rates based on the noon buying rate in the city of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). Such rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On December 31, 2004 the inverse of the Noon Buying Rate was $1.00 equals US$0.8310.


                                                            Years Ended December 31,
                                                            ------------------------
                                   2000             2001              2002             2003             2004
                                   ----             ----              ----             ----             ----
Average(1)................      US$0.6725         US$0.6443        US$0.6368        US$0.7186         US$0.7701


(1) The average of the exchange rates on the last day of each month during the year indicated.

                                                                          Month
                                                                          -----
                                 Dec. 2004      Jan. 2005      Feb. 2005      March 2005      April 2005       May 2005
                                 ---------      ---------      ---------      ----------      ----------       --------
High........................     US$0.8434      US$0.8346      US$0.8134      US$0.8233       US$0.8322       US$0.8082
Low.........................     US$0.8063      US$0.8050      US$0.7962      US$0.8024       US$0.7957       US$0.7872

     B.   Capitalization and Indebtedness

Not applicable.

     C.   Reasons for the Offer and Use of Proceeds

Not applicable.

     D.   Risk Factors

Our business is of a cyclical nature and prices of, and demand for, our products and our results of operations may fluctuate significantly based on market factors.

Our financial performance is principally dependent on the selling prices of, and the demand for, the pulp and lumber products we sell. Prices and demand for such products have fluctuated significantly in the past and may fluctuate significantly in the future. The markets for pulp and lumber are highly cyclical and affected by such factors as global economic conditions, demand for pulp and paper, residential and commercial construction in North America and Asia, changes in industry production capacity and inventory levels and other factors beyond our control. Market conditions, demand and selling prices for our products may decline from current levels. Any prolonged or severe weakness in the market for any of our principal products would adversely affect our business, financial condition, results of operations and cash flows.

Prices for lumber products, including our products, are higher than historical averages, primarily due to increased demand in North America. Prices for pulp products, including our products, are also higher than historical averages, primarily due to increased paper demand in our primary markets and stronger general economic conditions.

Duties imposed by the United States on Canadian softwood lumber products have had and, until such duties are removed, will continue to have a negative effect on our revenue and profitability.

The softwood lumber agreement, finalized in early 1996, addressed long-standing disputes between United States and Canadian manufacturers of softwood lumber products. Effective for five years commencing April 1, 1996, the softwood lumber agreement permitted the annual export from British Columbia, Alberta, Ontario and Quebec of 14.7 BFBM of softwood lumber to the United States without duty, with additional volumes subject to payment of graduated duties. Each company operating in British Columbia, Alberta, Ontario and Quebec and exporting softwood lumber to the United States was allocated a portion of the overall quota, based on historical shipments to the United States. The agreement expired on March 31, 2001 and was not renewed.

Following the expiration of the softwood lumber agreement and in response to complaints of a coalition of U.S.-based lumber producers, timber owners and trade unions, the United States Department of Commerce and the United States International Trade Commission rendered its final determinations contending that Canadian softwood lumber imports threatened to injure the U.S. softwood lumber industry. As a result of these determinations, effective May 22, 2002, we were required to post cash deposits in respect of anti-dumping and countervailing duties on our exports of softwood lumber to the United States at rates of 18.79% and 8.43%, respectively. Our combined effective duty rate was 25.6% as the anti-dumping duty rate was applied after deducting the countervailing duty. Since May 2002, the Canadian government and affected industry participants have initiated a series of challenges to these findings under the North American Free Trade Agreement and before the World Trade Organization.

In September 2004, the United States International Trade Commission issued, in response to a North American Free Trade Agreement remand decision, its finding that the U.S. lumber industry was not threatened with material injury by reason of lumber imports from Canada. The determination should have resulted in revocation of the countervailing and anti-dumping duty orders by the United States Department of Commerce and return of our duty deposits. Instead, on November 24, 2004, the U.S. government launched an extraordinary challenge to review the legality of the decision of the North American Free Trade Agreement panel.

On December 20, 2004, the countervailing duty deposit rate was reduced to 17.18% and the anti-dumping deposit rate was reduced to 4.03% as a result of the final determination in the first administrative review. Effective December 20, 2004, cash deposits have been remitted at these revised rates. Our combined effective rate is 20.74% as the anti-dumping duty rate is applied after deducting the countervailing duty.

The existence of the duties has had a negative effect on our profitability. Our sales of lumber represented approximately 47% of our revenue for the year ended December 31, 2004, and approximately 40% of lumber sales were made to customers in the United States in that period. If the duty is not reduced further or if it is increased, the profitability of our lumber operations will continue to suffer and our lumber operations could, under certain circumstances, become unprofitable, which would adversely affect our business, financial condition, results of operations and cash flows.

Intense global competition could limit our ability to effectively market our, products which could have a negative impact on our revenue and profitability.

We compete in North American and overseas export markets with numerous forest products companies, including very large integrated firms that have greater financial resources than we do. Our lumber segment also competes indirectly with firms that manufacture substitutes for wood building materials. While the principal basis for competition is price, we also compete on the basis of customer service, quality and product type. Our competitive position is influenced by the availability, quality and cost of fiber, energy and labor costs, plant efficiencies and productivity and foreign currency fluctuations. Some of our competitors may have lower fiber, energy, labor or other costs than we do, or less stringent environmental and other governmental regulations to comply with than we do. Other competitors may be less leveraged than we are and therefore have greater financial flexibility than we do. In addition, variations in the exchange rates between the Canadian dollar and the U.S. dollar, and between the U.S. dollar and local currencies in each of our export markets, also affect the relative competitive position of our products when compared to our competitors outside of Canada. Our ability to compete in the markets to which we export our products is also dependent upon free access and transportation costs to such markets. If we are unable to compete effectively, our revenue could decline, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not have the capital required to maintain our facilities and grow our operations.

The production of lumber and pulp is capital intensive. We expect maintenance capital expenditures to be approximately $8.0 million in 2005 and plan to make maintenance capital expenditures of approximately $8.0 million per year on average for the foreseeable future to fund maintenance capital at our existing facilities. However, our annual capital expenditures may vary due to fluctuations in requirements for maintenance, unforeseen events and changes to environmental or other regulations that require capital for compliance. Although we maintain our production equipment with regular periodic and scheduled maintenance, key pieces of equipment in our various production processes may need to be repaired or replaced before such repair or replacement is scheduled. If we do not have sufficient funds or such repairs or replacements are delayed, the costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are exposed to currency exchange risk which could reduce our cash flow available to fund our operations and cause our reported earnings to fluctuate materially.

Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, as prices for our products are denominated in U.S. dollars or linked to prices quoted in U.S. dollars. In 2004, approximately 72% of our sales were denominated in U.S. dollars, while most of our operating costs were incurred in Canadian dollars. Therefore, an increase in the value of the Canadian dollar relative to the U.S. dollar reduces the amount of revenue in Canadian dollar terms realized by us from sales made in U.S. dollars, which reduces our operating margin and the cash flow available to fund our operations. From January 1, 2003 to December 31, 2004 the value of the Canadian dollar relative to the U.S. dollar increased by approximately US$0.20 or 31%. Based on sales revenue for the year ended December 31, 2004, the effect of a US$0.01 change in the value of the Canadian dollar over the course of the year would impact operating earnings by approximately $2.4 million.

In addition, we are exposed to currency exchange risk on our indebtedness and assets denominated in U.S. dollars. Since we present our financial statements in Canadian dollars, any change in the value of the Canadian dollar relative to the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of our U.S. dollar-denominated debt and assets into Canadian dollars. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

To mitigate the impact of foreign exchange volatility on our earnings, we typically enter into foreign exchange forward contracts to partially hedge our exposure to fluctuations in exchange rates. However, hedging transactions may not be successful in materially reducing our exposure to exchange rate fluctuations.

A reduction in our fiber supply available under government agreements or an increase in our fiber costs could have a negative impact on our profitability.

We obtain approximately 78% of our fiber requirements, based on current production capacity, from the Millar Western Forest Management Agreement, or Millar Western FMA, Coniferous Timber Quotas and Deciduous Timber Allocations issued by the Alberta Minister of Sustainable Resource Development, each of which is issued for a period of 20 years. Some of our Coniferous Timber Quotas and carry-over volume, representing approximately 21% of our fiber requirements, expire in 2006, and one of our Deciduous Timber Allocations, representing approximately 4% of our fiber requirements, expires in 2007. There is no assurance that such quotas and allocations will be renewed or extended on acceptable terms, if at all. In addition, the Millar Western FMA and such quotas and allocations contain terms or conditions that could, under certain circumstances, result in a reduction of the amount of fiber available to us.

We obtain approximately 22% of our fiber requirements under multi-year agreements with other forest products companies. There is no assurance that such agreements will be renewed or extended on acceptable terms, if at all.

The Government of Alberta imposes stumpage fees on all timber harvested on government-owned land. Amendments to legislation or regulatory regimes of the Government of Alberta may change stumpage fee structures payable in relation to the harvesting of timber and may increase the costs through the imposition of additional and more stringent reforestation and silvicultural standards. A material increase to the stumpage rates applicable to the Millar Western FMA, our Coniferous Timber Quotas or our Deciduous Timber Allocations could have a material adverse effect on our business, financial condition, results of operations and cash flows. The costs of our fiber, including any fees charged for fiber, logging and transportation, and market prices for purchased fiber have historically fluctuated and could increase in the future. Any significant increase in the cost of fiber could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to harvest timber is subject to natural events that are beyond our control and which could have a negative impact on our operations.

Our ability to harvest timber is subject to natural events such as forest fires, adverse weather conditions, insect infestation, disease and prolonged drought. The occurrence of any of these events could adversely affect our ability to harvest timber, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, on average, about 1,000 forest fires occur each year in the Province of Alberta. If a significant forest fire occurs in the areas from which we harvest our fiber, our ability to supply fiber to our pulp and lumber operations could be impaired.

Environmental and other government regulations could increase the cost of doing business or restrict our ability to conduct our business.

We are subject to a wide range of general and industry-specific environmental and other laws and regulations imposed by federal, provincial and local authorities in Canada, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. Our failure to comply with applicable environmental and safety laws and regulations, and the permit requirements related thereto, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of equipment or remedial actions, any of which could result in significant capital expenditures or reduced results of operations. We believe that we are in substantial compliance with all applicable environmental and other laws and regulations and we regularly incur capital and operating expenditures to maintain such compliance. However, future events such as any changes in environmental or other laws and regulations, including any new legislation that might arise as a result of the Government of Canada's ratification of the United Nations Kyoto Protocol, or any change in interpretation or enforcement of laws and regulations, may give rise to additional expenditures or liabilities. These could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If environmental or other regulatory approvals, licenses or permits are delayed, restricted or not renewed, a variety of operations on our timberlands or at our facilities could be delayed or restricted.

In connection with a variety of operations on our properties, we are required to make regulatory filings with governmental agencies. Any of these agencies could delay review of or reject any of our filings. Any delay associated with a filing could result in a delay or restriction in operating our mills or logging operations, any of which could have an adverse effect on our operating results. For example, our lumber and pulp facilities at Whitecourt operate under approvals granted by an agency of the Government of Alberta. These approvals expire in February 2006 and November 2014, respectively. Our ability to operate these facilities depends on maintaining these approvals. If we are unable to extend or renew either approval or any other material license or permit, or if there is a delay in renewing such approvals, licenses or permits, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Our sole shareholder has the ability to direct our operations.

Our parent, Millar Western Industries Ltd., holds, directly and of record, all of our outstanding common shares. Millar Western Industries Ltd. is wholly owned by Hualkeith Investments Ltd., a corporation indirectly owned by our Chairman of the board of directors, James B. Millar, and our President and Chief Executive Officer, H. MacKenzie Millar, and other members of the Millar family. James B. Millar and H. MacKenzie Millar together indirectly own 55.6% of the outstanding equity of Hualkeith. The Millar family may have different interests than you have and therefore may make decisions that are adverse to your interests.

Our business is subject to many operational risks for which we may not be adequately insured.

Our business is subject to the risks of operating pulp mills and sawmills and logging, such as unforeseen equipment breakdowns, power failures, fires, environmental issues, severe weather or any other event, which could result in a temporary or prolonged shutdown of any of our operations. A shutdown at any of our operations could materially adversely affect our business, financial condition, results of operations and cash flows. Although we maintain insurance, including business interruption insurance, we may incur losses beyond the limits of, or outside the coverage of, such insurance. From time to time, various types of insurance for companies in the pulp and lumber industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. For example, we do not insure and cannot get insurance against losses of standing timber from any cause, including fire, and insurance against certain environmental risks is not available on commercially acceptable terms. In addition, premiums for our existing coverage may increase substantially and we may be unable to maintain our current insurance coverage.

The loss of our power purchase rights could adversely affect our profitability.

Effective January 1, 2001, we entered into two Power Syndicate Agreements, which we refer to as our power purchase rights, with an affiliate of EPCOR Utilities Inc. and three other industrial participants in Alberta for the purpose of sharing the rights and responsibilities defined in two Power Purchase Arrangements, which we refer to as the PPAs. The PPAs are 20-year agreements and give the holder the right to the generation capacity and substantially all the associated electricity output from certain existing generating units in the Province of Alberta. The PPA holder is obligated to pay the owner of the generating units the costs of maintaining and operating the units according to cost schedules set out in the PPAs.

The power purchase rights effectively reduce our exposure to fluctuations in market electricity rates. In 2004, we estimate that the power purchase rights provided us savings of $11.8 million compared to what we would have paid at market rates, and therefore comprised a meaningful component of our operating performance. The agreements governing our power purchase rights contain termination provisions which are effective upon the occurrence of a force majeure event. If our power purchase rights were terminated, we would be exposed to fluctuations in market electricity rates, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Although all parties to the PPAs, including us, have provided financial commitments in relation to the agreements, the other parties to the agreements may fail to perform their obligations over the term of the agreements, which could diminish the benefits we receive from the arrangements. A failure by EPCOR Utilities Inc., in particular, could adversely affect the savings we realize from the power purchase rights.

Under the PPAs, our financial commitment requires us to provide a letter of credit covering the shortfall that would occur if the net present value of the cash flows associated with the power purchase rights were to fall below a specified level. There has been no requirement to provide such a letter of credit to date, but may be required to provide one in the future. If we are required to provide such a letter of credit in a large amount, it would limit the amount of credit available to us under our revolving credit facility, which could have a material adverse effect on our liquidity.

We have significant indebtedness, which could weaken our financial condition and limit our ability to fulfill our obligations.

We have a significant amount of indebtedness and significant debt service obligations. The following table sets forth our total indebtedness, total shareholder's equity, total capitalization and ratio of total indebtedness to total capitalization as at December 31, 2004:

Total indebtedness................................................$228.8 million
Total shareholder's equity........................................  66.3 million
                                                                  --------------
Total capitalization..............................................$295.1 million
                                                                  ==============
Ratio of total indebtedness to total capitalization...............77.5%

This high degree of leverage could have important consequences. For example, it could:

     o make it more difficult for us to satisfy our obligations with respect to our indebtedness;

     o increase our vulnerability to adverse economic and industry conditions;

     o require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

     o limit our ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

     o place us at a disadvantage compared to our competitors that have a lower degree of leverage; and

     o limit our flexibility in planning for, or reacting to, changes in our business and in the forest products industry.

We may not generate cash flow sufficient to service all of our obligations.

Our ability to make payments on and to refinance our indebtedness and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash in the future. Our cash flow is subject to general economic, industry, financial, competitive, operating, regulatory and other factors that are beyond our control. Our business may not generate cash flow in an amount sufficient to enable us to repay our indebtedness or to fund our other liquidity needs. We estimate that we will need to generate approximately $27 million of cash to fund our interest and maintenance capital expenditure requirements for the next twelve months. We may need to refinance all or a portion of our indebtedness on or before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

     o    our financial condition at the time;

     o    restrictions in agreements governing our indebtedness; and

     o other factors, including the condition of the financial markets or the forest products industry.

If we do not generate sufficient cash flow from operations, and additional borrowings or refinancings or proceeds of asset sales are not available to us, we may not have sufficient cash to enable us to meet all of our obligations.

We may be able to incur additional indebtedness, which could further exacerbate the risks associated with our substantial indebtedness.

Although the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, additional indebtedness incurred in compliance with these restrictions could be substantial. As at December 31, 2004, our revolving credit facility would have permitted additional borrowing of up to $30.9 million, before taking into account $3.9 million reserved for outstanding letters of credit. If we incur additional indebtedness or other obligations, the related risks that we face could be magnified.

The agreements governing our indebtedness contain significant restrictions that limit our operating and financial flexibility.

The agreements governing our indebtedness contain covenants that, among other things, limit our ability to:

     o    incur additional indebtedness;

     o    pay dividends and make distributions;

     o    repurchase stock;

     o    make certain investments;

     o    transfer or sell assets;

     o    create liens;

     o    enter into transactions with affiliates;

     o    issue or sell stock of subsidiaries;

     o create dividend or other payment restrictions affecting restricted subsidiaries; and

     o merge, consolidate, amalgamate or sell all or substantially all of our assets to another person.

In addition, our revolving credit facility requires us to maintain specified financial ratios, and we may be unable to meet such ratios. All of these restrictions may limit our ability to execute our business strategy. Moreover, if operating results fall below current levels, we may be unable to comply with these covenants. If that occurs, our lenders could accelerate our indebtedness, in which case, we may not be able to repay all of our indebtedness, if at all.

Your ability to enforce civil liabilities in Canada under U.S. securities laws may be limited.

We are incorporated under the laws of the Province of Alberta and substantially all of our assets are located in Canada. All of our directors and officers reside in Canada and most of their assets are located in Canada. It may not be possible, therefore, for you to effect service of process within the United States upon us, our directors and officers. There is uncertainty as to the enforceability (1) in an original action in Canadian courts of liabilities predicated solely upon United States federal securities laws and (2) of judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal securities laws in Canadian courts. Therefore, you may not be able to secure judgment against us, our directors and officers in a Canadian court or, if successful in securing a judgment against us or them in a U.S. court, you may not be able to enforce such judgment in Canada.

ITEM 4:  INFORMATION ON THE COMPANY

     A.   History and Development of the Company

Millar Western Forest Products Ltd. is a corporation incorporated under the Business Corporations Act (Alberta, Canada) on September 8, 1997, which had no operations or cash flows from September 8, 1997 to May 12, 1998. On May 13, 1998,we acquired all of the forest products operations of Industries. The predecessor of Industries was first incorporated in 1919 and began lumber operations in Whitecourt in 1923. Industries completed construction of the Whitecourt pulp mill in 1988 and the Meadow Lake pulp mill in 1992 and acquired the Boyle sawmill in 1993. We completed construction of the new Whitecourt sawmill in 2001. We have no subsidiaries.

Our head office is located at 16640 - 111 Avenue, Edmonton, Alberta, T5M 2S5 and our registered office is located at 2900 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, T5J 3V5. Our telephone and facsimile numbers are (780) 486-8200 and (780) 486-8282, respectively. Our authorized capital consists of an unlimited number of common shares of which 15,000,001 were issued and outstanding as at December 31, 2004.

     B.   Business Overview

We are an integrated forest products company in Alberta that produces and markets hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP, and softwood lumber. We are a global marketer of BCTMP, among the lowest-cost producers of BCTMP in the world and among the lowest-cost lumber producers in Canada. As a result of our low-cost positions, modern assets, low ongoing capital requirements and high degree of fiber self-sufficiency, we believe we are well positioned to benefit from any improvements in prices for market pulp and lumber. For the year ended December 31, 2004, we had revenue of $346 million.

We own and operate three production facilities in Alberta: a BCTMP mill and a sawmill at an integrated complex in Whitecourt and a sawmill in Boyle. We also receive management fees and sales commissions for managing the operations of, and marketing all pulp produced by, a BCTMP mill near Meadow Lake, Saskatchewan, that is jointly owned by our parent, Industries, and the Province of Saskatchewan. We believe that this relationship results in many benefits to us, including a larger marketing presence, cost economies of scale and optimization of operating practices.

The Whitecourt pulp mill is among the lowest-cost producers of BCTMP in the world. This pulp mill produces hardwood, softwood and blended grades of pulp and has an annual production capacity of 300,000 ADMT. The Meadow Lake pulp mill has an annual production capacity of 325,000 ADMT of hardwood BCTMP. Our BCTMP is sold internationally for use in the production of a diverse range of paper products, including coated and uncoated printing and writing papers, paperboard, specialty papers, tissue and toweling.

BCTMP offers product quality advantages for paper producers over other types of pulp, including better opacity, formation and stiffness. It also offers added bulk, which allows paper makers to use greater quantities of lower-cost non-fiber fillers, without compromising the quality of the end product. BCTMP has replaced kraft pulp in many paper and paperboard applications, and its use in such applications continues to increase. In addition to these quality advantages, BCTMP has several cost and environmental advantages, including a high-yield chlorine-free production process that produces up to twice as much pulp per tree compared to the kraft process, which results in lower unit fiber costs.

Our sawmills produce kiln-dried, dimension lumber from spruce, pine and fir, or SPF, for the residential and commercial construction industries. Our Whitecourt and Boyle sawmills have an annual capacity of 225 MMFBM and 120 MMFBM, respectively, and are among the lowest-cost sawmills in Canada. Our lumber production is sold principally in Canada and the United States, with certain higher-margin specialty grades sold in Japan. The Whitecourt sawmill also produces higher-margin machine stress rated, or MSR, lumber for load bearing applications. In June 2001, we completed construction of our new, state-of-the-art Whitecourt sawmill for a total cost of $42.6 million, which we funded from operating cash flow.

We supply our fiber needs primarily through timber resources held under long-term agreements with the Government of Alberta, which provide a high degree of fiber self-sufficiency, security of supply and scope for progressive, sustainable forest management practices. These forest resources, together with multi-year fiber agreements with other forest products companies, constitute substantially all of our fiber requirements at existing production capacity levels and provide a low-cost, sustainable supply of fiber to our facilities. We purchase the balance of our fiber requirements in the open market.

Sales and Marketing

Pulp

We are a leading global marketer of BCTMP. As the first BCTMP producer to offer significant quantities of 100% aspen-based hardwood pulp grades, we pioneered the use of this product in coated and specialty paper grades. In order to establish a differentiated product, we have committed ourselves to the production of high quality BCTMP. We believe product development is an ongoing process necessary to meet the changing needs of papermakers. We have focused our marketing efforts on the technical and production staff within each paper mill to which we sell our products. This approach has enabled us to develop partnership-based relationships with our customers such that, in some cases, we are the customer's exclusive supplier of BCTMP.

Our corporate marketing staff, supported by an international network of independent sales agents, markets pulp from the Whitecourt and Meadow Lake pulp mills to all major pulp consuming regions, including Europe, Asia, and North America. In 2004, our top five pulp customers represented approximately 52% of all pulp marketed by us, with our largest single customer representing approximately 20% of all pulp marketed by us.

Lumber

The principal markets for our lumber products are the United States, Canada and Japan. Lumber sales within North America are handled by sales staff located in our Edmonton corporate office who sell the lumber primarily through a network of wholesale distributors. All offshore sales are conducted through an international marketing consortium, Interex Forest Products Ltd. of Vancouver, of which we are a 17% owner.

We market our lumber in North America mainly through wholesale distributors that resell it to a large number of other customers. Our top five lumber customers in 2004 accounted for approximately 54% of lumber segment sales, with our largest customer accounting for approximately 16% of lumber sales.

Transportation

Our pulp and lumber operations are located adjacent to rail lines and near major highway connections to both TransCanada and Interstate routes. Our operations have the flexibility to load their products onto various types of road and rail equipment, enabling them to take advantage of the most competitive rates. Distribution arrangements covering rail and ocean transport, terminal handling and storage are in place to provide competitive access to the markets served.

Fiber Supply and Forest Management

We supply our manufacturing operations primarily from timber resources held under long-term agreements with the Government of Alberta, providing security of supply and scope for progressive, sustainable forest management practices. These forest resources, together with multi-year fiber exchange agreements and supply contracts with other forest products companies, provide a cost-competitive and sustainable supply of fiber to our production facilities and represent substantially all of our annual fiber requirements.

In May 1997, we entered into an FMA with the Alberta Minister of Sustainable Resource Development, which we refer to as the Millar Western FMA, pursuant to which the Minister has granted us rights to manage, establish, grow, harvest and remove timber on a perpetual sustained yield basis in designated areas, which we refer to as the Millar Western forest management area. The Millar Western FMA is in effect for 20 years and is renewable thereafter for additional 20-year terms. The Millar Western FMA provides that the Alberta Minister of Sustainable Resource Development may withdraw from the forest management area (i) any land which cannot be harvested without causing substantial harm to the environment,
(ii) any land determined to be required for human or physical resource development of the Province of Alberta, (iii) any land required for commercial and industrial facilities and (iv) any land which is not capable of producing timber. In the event of such withdrawal, the government will compensate the holder for certain costs and losses associated with such withdrawal. There have been no material withdrawals of land from the Millar Western FMA since its inception.

Our coniferous annual allowable cut, or AAC, from the Millar Western FMA and Coniferous Timber Quotas is 834,700 cubic meters. The deciduous AAC from the Millar Western FMA and Deciduous Timber Allocations is 371,300 cubic meters. In previous years, we did not harvest our full AAC under the Millar Western FMA, our Coniferous Timber Quotas or our Deciduous Timber Allocations. This volume of fiber is carried over and available to us to harvest in future years. Through a log-for-wood-chip exchange agreement and supply contracts with other forest product companies, we receive up to 308,000 cubic meters of coniferous timber and up to 140,000 cubic meters of deciduous timber annually. The following table sets out our AAC under our current long-term provincial tenure and fiber available annually under our other fiber agreements:

                                                     Coniferous    Deciduous
                                                     ----------    ---------
                                                         (cubic meters)
Forest Management Agreement(1).......................   302,700       226,700
Coniferous Timber Quotas(2)..........................   532,000            --
Deciduous Timber Allocations(3)......................        --       144,600
Carry-over volume(4).................................   120,000        95,400
Exchange agreements and supply contract(5)...........   308,000       140,000
                                                     ----------    ----------
Total annual fiber supply:........................... 1,262,700       606,700
                                                     ==========    ==========

____________
(1) Net of third party allocations. Expires 2017 and is renewable for additional terms of 20 years.

(2)  Expire 2006 to 2023 and are renewable for additional terms of 20 years.

(3)  Expire 2007 and 2023 and are renewable for additional terms of 20 years.

(4) Carry-over volume for coniferous is the average volume of fiber available for harvest annually to 2006. Carry-over volume for deciduous is the average volume of fiber available for harvest annually to 2012.

(5) The exchange agreements are evergreen, one that requires two years' notice for termination and one that expires in 2019. There is one supply contract, that expires in 2010.

The Government of Alberta imposes stumpage fees on all timber harvested on government-owned land. The timber on such land is owned by the Province of Alberta, and stumpage fees are a form of harvest tax that is assessed on a market-based fee structure. Under the stumpage system for coniferous timber, the amount of the stumpage fee increases or decreases with the benchmark lumber price of Western SPF 2" x 4", random length, standard and better. This relationship effectively lowers our stumpage costs when lumber prices are low. The stumpage system applies to all logs harvested from the Millar Western FMA and Coniferous Timber Quotas. Reduced stumpage rates apply to marginal timber, pulpwood and timber affected by fire or insects. Stumpage rates do not apply to wood harvested from private lands.

In February 1999, the Government of Alberta instituted a market-based stumpage system for deciduous timber. Under this system, we pay a base rate of dues of $0.20 per cubic meter until the benchmark pulp price of hardwood kraft pulp exceeds $750 per tonne. The amount of stumpage then increases as the benchmark price increases above $750 per tonne.

Energy Supply

We use both electricity and natural gas as sources of energy in our pulp and lumber operations. Electricity is used primarily in the pulp operation and, based on 2004 costs, represents approximately 24% of the total manufacturing cost of pulp and 2% of the total manufacturing cost of lumber. Natural gas is used for heating and in the drying process for both pulp and lumber and, based on 2004 costs, represents approximately 7% of the total manufacturing cost of pulp and 2% of the total manufacturing cost of lumber.

Electricity. Effective January 1, 2001, we entered into two Power Syndicate Agreements, which we refer to as our power purchase rights, with an affiliate of EPCOR Utilities Inc. and three other industrial participants in Alberta for the purpose of sharing the rights and responsibilities defined in two Power Purchase Arrangements, which we refer to as the PPAs. We invested $20.8 million to acquire a 5.83% share in the PPAs, which were previously acquired by EPCOR in accordance with the Power Auction Agreement in 2000 during the deregulation of the electricity market in Alberta.

The PPAs are 20-year agreements and give the holder the right to the generation capacity and substantially all the associated electricity output from certain existing generating units in the Province of Alberta. The PPA holder is obligated to pay the owner of the generating units the costs of maintaining and operating the units according to cost schedules set out in the PPAs. There are no net settlement provisions in the PPAs.

Through our participation in the syndicate, we have indirect control over electrical generating capacity of approximately 584,000 megawatt hours annually over the first 13 years of our power purchase rights and 472,000 megawatt hours annually for the balance of the 20-year period. This represents approximately 89% of our electricity requirements at existing levels of production capacity for the first 13 years and 72% of our requirements for the remaining period. To this extent, our electricity costs are the costs specified in the schedules to the PPAs plus transmission costs, which mitigates our exposure to the fluctuations in market electricity rates.

Natural Gas. Natural gas used in our Whitecourt facilities is supplied by a major natural gas producer under annual supply contracts that are subject to market prices. From time to time, we manage our gas price exposure by entering into commodity price forward contracts.

Other Commodities

Water. Water is supplied to our Whitecourt pulp mill by the Town of Whitecourt under an agreement which expires no earlier than 2008 and thereafter may only be terminated with two years' notice.

Chemicals. Our Whitecourt pulp mill's requirements for hydrogen peroxide, which is the main chemical used in our pulp bleaching process, are supplied from a plant located in Alberta under an agreement, which expires in 2014. This agreement provides us with relatively stable pricing over the term of the agreement. Caustic soda and other bleaching chemicals used in our Whitecourt pulp mill are supplied by third parties under varying contract terms. Magnesium sulphate used in our Whitecourt pulp mill is produced and supplied by Industries, pursuant to a contract. See "Related Party Transactions".

Environmental Matters

Our operations are regulated primarily by the Environmental Protection and Enhancement Act (Alberta), which we refer to as the AEPEA, and the Fisheries Act (Canada). We have instituted environmental controls to monitor our operations to confirm they are in compliance with regulated parameters of both provincial and federal authorities.

Both the pulp and lumber operations at Whitecourt have been issued renewable 10-year environmental approvals under AEPEA. The pulp mill's approval expires on November 1, 2014, and the lumber operation's approval expires in February 2006.

Our Whitecourt pulp mill does not use chlorine compounds and therefore does not generate any chlorinated by-products such as dioxins or furans. The pulp mill has an extended aeration activated biomass wastewater treatment system. The biomass produced as a waste product from the system is used as a soil conditioner on agricultural and forest lands, and as fuel at a local wood waste-fueled electrical generating station. Wood waste from the Whitecourt pulp mill and sawmill is also sent to the electrical generating station.

In 1995, our Whitecourt pulp mill became the first manufacturing facility in North America to achieve British Standard 7750 certification of its environmental management system. In 1996, our Whitecourt pulp mill became the first manufacturing facility in North America and the second pulp mill in the world to achieve ISO 14001 certification for its environmental management system.

Our Boyle sawmill operation is also regulated under AEPEA and was issued a renewable 10-year environmental approval which expires in April 2005. The environmental approval has been extended indefinitely until a new sawmill code of practice is in place. The permit for the operation's wood waste burner, expires in 2008. All wood waste from the operation is sold to a nearby pulpmill.

All forest areas we harvest are reforested to the standards required under the Timber Management Regulations (Alberta). Since the beginning of 1999, we have spent $44.4 million on reforestation and as at December 31, 2004, have an accrued liability of $7.6 million for future reforestation.

Meadow Lake

We market all of the pulp produced by, and manage the operations of, the Meadow Lake pulp mill. The Meadow Lake pulp mill is a BCTMP pulp mill with an annual capacity of 325,000 ADMT of hardwood BCTMP. The Meadow Lake pulp mill is owned by the Meadow Lake Pulp Limited Partnership, which we refer to as the Partnership, which is itself owned 50% by our parent, Industries, and its affiliate and 50% by the Government of Saskatchewan. The management and administrative services provided under contract to the Meadow Lake pulp mill include executive management, transportation, finance and accounting, human resources and information systems. The cost of providing these services, including a portion of overhead, is allocated to the Meadow Lake pulp mill and reimbursed monthly to us on a cost plus basis, effectively reducing the administrative costs of our operations. This arrangement also works to the benefit of both the Meadow Lake pulp mill and our Whitecourt pulp mill in terms of the sharing of technological advances and improvements and in increasing our purchasing power for raw materials used in the pulping process.

The marketing agreement appoints us as the exclusive marketing and sales agent for all of the pulp produced at the Meadow Lake pulp mill. We are paid a commission based on revenue for the sale of pulp produced by the Meadow Lake pulp mill. The combined production capacity of 625,000 ADMT of BCTMP per year from the Whitecourt and Meadow Lake pulp mills is all sold under the Millar Western name. See "Related Party Transactions".

     C.   Organizational Structure

Not applicable.

     D.   Property, Plants and Equipment

We own and operate three production facilities in Alberta: a BCTMP mill and a sawmill at an integrated complex in Whitecourt and a sawmill in Boyle.

Pulp

Our BCTMP mill located at Whitecourt, Alberta, commenced commercial production in July 1988. The pulp mill was constructed at a cost of approximately $205 million and was designed to produce 210,000 ADMT per year. Since start up, our focus on mill optimization and continuous improvement has increased the production capacity of the plant to 300,000 ADMT per year, a 43% increase.

Our Whitecourt pulp mill is a two-line mill that offers flexibility in meeting customer and production demands. The Whitecourt pulp mill uses a technologically and environmentally advanced process to produce chlorine-free hardwood (aspen), softwood (SPF), and blended pulps for use in the production of coated and uncoated printing and writing papers, paperboard, specialty paper, tissue and toweling. Process features include an alkaline peroxide bleaching system, which is much more environmentally friendly than the chlorine-bleaching systems used by kraft pulp mills, a biological effluent treatment system, and a sophisticated, automated mill-wide process control system. The pulp mill is certified to the ISO 9002 quality management standard and was the first manufacturing facility in North America and the second pulp mill in the world to achieve the ISO 14001 environmental management certification.

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

Our pulp process has features that make it well suited to the production of hardwood BCTMP for use in coated and uncoated printing and writing papers, replacing hardwood kraft pulp in many applications. These features include the three-stage chip impregnation system that allows the enhancement of the key pulp characteristics of bulk and opacity and reduces the amount of energy required for refining, and the two-stage post-bleaching washing process, which improves pulp cleanliness while reducing water usage. As well, the Whitecourt pulp mill has the capability of blending hardwood and softwood chips to meet specific pulp characteristics, and the two-line production system offers flexibility in meeting market demands.

All hardwood chips are produced on site and the majority of the softwood chips used by the Whitecourt pulp mill are supplied by the Whitecourt sawmill, located on the same site. We also purchase softwood chips in the open market to supply the pulp mill and to use in connection with log-for-wood-chip exchange agreements.

Lumber

We own and operate two sawmills located at Whitecourt and Boyle, Alberta. The Whitecourt and Boyle sawmills have a combined annual capacity of 345 MMFBM.

At Whitecourt, we have an annual capacity of 225 MMFBM, which includes 210 MMFBM at our new sawmill and 15 MMFBM at our old sawmill, which runs periodically to process oversized logs. We manufacture SPF lumber for North American and offshore markets in dimensions from 1" x 3" to 2" x 10" and lengths from 8' to 16'. Products include construction lumber for North American residential and commercial markets, MSR lumber for engineered roofing and load bearing applications and special grades for export to the Japanese housing market. Residual wood chips are used by the Whitecourt pulp mill and wood shavings are sold to a nearby wood products company for the production of medium density fiberboard. Remaining wood waste is consumed by an electrical generating station owned by a third party in the Whitecourt area.

In June 2001, we completed construction of our Whitecourt sawmill at a total cost of $42.6 million, which was funded from operating cash flow. This project significantly improved the efficiency of the Whitecourt lumber operation, increased the quality of its products and reduced its manufacturing costs. The new sawmill, which operates on a 24-hour-per-day, seven-day-per-week schedule, is a single-line mill designed to handle logs with diameters from 3 to 22 inches. The sawmill comprises a portal crane used to unload trucks and to forward logs to a computerized log merchandising system, and two optimized short-log feed systems. The log preparation area utilizes three 22-inch debarkers and two high-speed cut-off saws. Cut logs are laser-scanned to determine the highest-value cutting pattern, and sent to four log-sorting bins or to a whole log chipping system. The primary machine center consists of a double length in-feed canter quad band, and an in-line thin-kerf vertical gang edger. A board edger/optimizer, a trimmer optimizer, and a J-Bar bin sorter complete the rough lumber process. The finishing process includes four natural-gas-fired dry kilns, a high-speed planer mill, and a J-Bar sorting system. The facility also utilizes the latest in scanning technology to maximize wood recovery and an advanced, automated process control system.

We acquired the Boyle sawmill assets and related Coniferous Timber Quotas in September 1993. Our post-acquisition capital expenditure program significantly improved the sawmill's competitiveness and profitability, including increasing its capacity by approximately 100%. The Boyle sawmill, with an annual capacity of 120 MMFBM, manufactures SPF lumber for North American and offshore markets. The major product is dimension lumber for North American residential and commercial construction markets, ranging in size from 1" x 3" to 2" x 10" and in length from 8' to 16'. A higher grade of lumber is produced for export to the Japanese housing market. Residual wood chips and all of our wood waste is sold to a nearby pulp mill.

The Boyle mill is a two-line operation. The two primary machine centers are a small log line and a headrig. Other major equipment includes a gang-edger, an edger-optimizer, a trimmer- optimizer, a J-bar bin sorter, two dry kilns and a planer mill that uses computerized scanning technology to enhance the performance of its equipment. In late 2004, we began installing a new primary breakdown unit for small logs as well as installing a new hog processing system for handling wood waste that will be used as a fuel source by a neighboring pulp mill. These capital projects were completed and became operational in early 2005.

Capital Expenditures

Our capital expenditures can be categorized into two types: maintenance capital and discretionary expenditures. We consider capital expenditures that are required to maintain the production capacity of our facilities at current levels, or expenditures that address safety or environmental matters, to be maintenance capital expenditures. Capital expenditures that enhance the productivity or profitability of our operations are considered to be discretionary. From 2000 to 2004, maintenance capital expenditures averaged $5.1 million per year. In that same period, an additional $60.6 million of discretionary expenditures were made, of which 70% was related to the new sawmill in Whitecourt. We estimate that maintenance capital expenditures will average approximately $8.0 million per year for the foreseeable future.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F. Our financial statements have been prepared in accordance with Canadian GAAP, which differ from financial statements prepared in accordance with U.S. GAAP. For a further discussion of these differences, see note 21 to our audited financial statements included elsewhere in this annual report on Form 20-F.

     E.   Operating Results

General

Our two operating segments are pulp and lumber. The pulp segment consists of a BCTMP mill at Whitecourt, Alberta, that produces hardwood, softwood and blended pulps. The lumber segment consists of two sawmills located at Whitecourt and Boyle, Alberta, that produce SPF dimension lumber. Our corporate and other activities include management and marketing services provided to the Meadow Lake BCTMP mill and other corporate business.

Our operating results are generally influenced by the following factors: pulp and lumber prices, U.S.-Canadian dollar exchange rates, production volumes, freight and other distribution costs, fiber costs and electricity costs.

Our operating results are largely affected by the prevailing market prices for pulp and lumber. The markets for pulp and lumber are highly cyclical and affected by such factors as global economic conditions, demand for paper, residential and commercial construction in North America and Asia, changes in industry production capacity and inventory levels. In addition, Canadian lumber markets and our results have been significantly impacted by the softwood lumber dispute. In 2004, we sold 40% of our lumber in the United States. Since May 22, 2002, we recorded combined anti-dumping and countervailing duties at an effective rate of 25.6% on all softwood lumber exports to the United States. Effective December 20, 2004, we have recorded anti-dumping and countervailing duties at a combined effective rate of 20.7%. See note 10 to our audited financial statements for a further discussion of the duties.

Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, as prices for our products are denominated in U.S. dollars or linked to prices quoted in U.S. dollars and we have incurred substantially all of our debt in U.S. dollars. In 2004, approximately 72% of our revenue was denominated in U.S. dollars, while most of our operating costs were incurred in Canadian dollars. In order to mitigate the impact of foreign exchange volatility on our operating results, we have entered into foreign exchange forward contracts to partially hedge our exposure to fluctuations in U.S. dollar revenue and we have incurred substantially all of our debt in U.S. dollars. Effective January 1, 2002, we retroactively adopted a new accounting policy of the Canadian Institute of Chartered Accountants with respect to the recognition of unrealized foreign exchange gains or losses. Under the new policy, exchange gains or losses that arise on translation of long-term debt denominated in a foreign currency are included in income in the current period. See note 2 to our audited financial statements for a further discussion of the change in accounting policy.

Pulp and lumber production volumes have a direct impact on our operating results. Our Whitecourt pulp mill's production capacity has increased from a design capacity of 210,000 tonnes per year to the current capacity of 300,000 tonnes per year through operating improvements and capital expenditures. Through the optimization of the new sawmill at Whitecourt and the implementation of an extra shift at Boyle, the production capacity of our lumber segment has also increased in the past two years.

Freight and other distribution costs have an impact on our operating results as the majority of our products are exported. In 2004, 73% of our revenue was derived from shipments to customers outside of Canada. Our ability to compete in the markets to which we export our products is dependent upon efficient and cost effective transportation to such markets.

The availability of an economical fiber supply is one of the most important factors affecting the profitability of forest products companies. Fiber supply self-sufficiency is a key competitive element, because the direct control and management of timber resources partially insulates an operator from fluctuations in the market price of fiber. We supply our manufacturing operations primarily from fiber resources held under long-term agreements with the

Government of Alberta, which provides a secure supply of fiber and stable costs on a sustainable basis. Substantially all of the fiber requirements for our pulp mill and sawmill facilities are supplied by the Millar Western FMA, our provincial quotas and allocations, and multi-year fiber agreements with other forest products companies. We purchase the balance of our fiber requirements in the open market.

Electricity costs represent approximately 24% of our manufacturing costs for pulp and approximately 2% for lumber, based on 2004 costs, and fluctuations in the price of electricity affect our costs. In January 2001, we acquired long-term power purchase rights to insulate our pulp and lumber operations from volatility in the electricity market.

OUR RESULTS OF OPERATIONS

The following table sets out our segmented financial and operating information for the periods indicated.

                                                                                         Year ended December 31,
                                                                                       ----------------------------
                                                                                         2002      2003      2004
                                                                                       --------  --------  --------
Revenue
 Lumber...........................................................................     $  110.9  $  125.7  $  162.1
 Pulp.............................................................................        160.8     185.4     177.5
 Corporate and other(1)...........................................................          6.1       6.2       6.4
                                                                                       --------  --------  --------
Total.............................................................................     $  277.8  $  317.3  $  346.0
                                                                                       ========  ========  ========
Operating earnings (loss)
 Lumber...........................................................................     $    9.1  $    4.9  $   20.0
 Pulp.............................................................................         22.9      34.2      31.2
 Corporate and other(1)...........................................................         (7.8)     (7.5)     (8.3)
                                                                                       --------  --------  --------
Total.............................................................................     $   24.2  $   31.6  $   42.9
                                                                                       ========  ========  ========
Shipments
 Lumber (MMFBM)...................................................................          283       342       354
 Pulp (MADMT).....................................................................          272       292       299
Average revenue
 Lumber ($ per MFBM)..............................................................          392       368       458
 Pulp ($ per ADMT)................................................................          591       635       594

____________

(1) Primarily represents revenue from management and marketing contracts, the related costs and unallocated corporate expenses.

Virtually all of our pulp and a substantial portion of our lumber products are sold outside of Canada. Our geographic distribution of revenue for the periods indicated is as follows:

                                                                                              Year ended December 31,
                                                                                        -----------------------------------
                                                                                            2002         2003        2004
                                                                                         ----------   ---------   ---------
                                                                                                   (in millions)
Canada..............................................................................     $    62.8    $    64.3   $    92.3
United States.......................................................................          69.4         86.1        95.5
Europe..............................................................................          53.1         54.5        34.4
Asia................................................................................          91.7        111.1       123.4
Other...............................................................................           0.8          1.3         0.4
                                                                                         ----------   ---------   ---------
                                                                                         $   277.8    $   317.3   $   346.0
                                                                                         ==========   =========   =========

Year ended December 31, 2004 compared to year ended December 31, 2003

Overview

Revenue increased by $28.7 million, or 9.0%, to $346.0 million in 2004, compared to $317.3 million in 2003. The increase in revenue was predominantly due to higher revenue from the lumber segment. Revenue from the lumber segment was up 29% in 2004 compared to the same period last year, as a result of higher sales volumes and selling prices. The increase in revenue from the lumber segment was partially offset by lower revenue from the pulp segment. A strengthening Canadian dollar, which has appreciated by approximately 6% over the past 12 months, has had a negative impact on revenue.

The effects of the strengthened Canadian dollar were partly mitigated by our currency hedging program, which covered approximately 67% of our U.S. dollar revenue for 2004. As a result of our hedging program, we realized benefits of $6.3 million in 2004 compared to a benefit of $14.7 million in 2003.

Operating earnings increased by $11.3 million, or 35.8%, to $42.9 million in 2004, compared to $31.6 million in 2003. The improvement in operating earnings was mainly due to higher prices for lumber and lower operating costs from the pulp segment. Operating earnings included a charge of $2.5 million for the employees' profit sharing plan, compared to a charge of $0.3 million for 2003.

Depreciation and amortization expense decreased by $1.5 million compared to 2003 primarily as a result of revising the useful life of process equipment.

General and administration expense decreased by $1.5 million in 2004 compared to 2003, primarily as a result of lower consulting and professional fees as well as higher interest income.

Lumber

Revenue from the lumber segment increased by $36.4 million, or 29.0%, to $162.1 million in 2004, compared to $125.7 million in 2003. The significant increase in revenue was a direct result of higher average revenue per unit and higher sales volumes. Average revenue per unit increased by $90 per thousand board feet, or 24.5%, to $458 per thousand board feet in 2004, compared to $368 per thousand board feet in 2003, as a result of higher selling prices. Sales volumes improved by 12 million board feet, or 3.5%, in 2004 compared to 2003 due to increased production at our sawmills and continued strong demand. Countervailing and anti-dumping duty payments increased by $1.8 million, or 15.6%, in 2004 compared to 2003, largely as a result of higher average selling prices. In 2004, we realized a foreign exchange benefit of $1.6 million as a result of our currency hedging program, compared to a foreign exchange benefit of $3.4 million in 2003.

Operating earnings from the lumber segment increased by $15.1 million, to $20.0 million, in 2004 compared to $4.9 million in 2003. The increase in operating earnings was primarily the result of higher revenue, partially offset by higher manufacturing costs. Cost of sales increased by $37 per thousand board feet, or 13.9%, in 2004 compared to 2003 due to increased fiber costs related to higher reforestation expense at our Boyle operations, which returned to harvesting non-fire-damaged timber, as well as higher timber dues, which are assessed according to the benchmark price of lumber. Lumber cost of sales reflected savings from our power purchase rights, in terms of lower electricity rates compared to market rates, of $0.8 million for 2004, compared to $1.2 million for the prior year.

Pulp

Revenue from the pulp segment decreased by $7.9 million, or 4.3%, to $177.5 million in 2004, compared to $185.4 million in 2003. The decrease in revenue was largely a result of a stronger Canadian dollar that was partly offset by higher sales volumes. Sales volumes increased by 7,000 tonnes, or 2.4%, in 2004 compared to the prior year primarily as a result of increasing demand for our product, especially in Asian markets. Although pulp prices improved in 2004 compared to the prior year, average revenue per unit decreased by $41, or 6.5%, as a result of the appreciation in the value of the Canadian dollar in relation to the U.S. dollar. The negative impact of foreign exchange fluctuations was partly mitigated by our currency hedging program, which resulted in benefits of $4.7 million in 2004 compared to benefits of $11.3 million in 2003.

Operating earnings from the pulp segment decreased by $3.0 million, or 8.8%, to $31.2 million in 2004, compared to $34.2 million in 2003. The decrease in operating earnings in 2004 compared to the prior year was mainly due to lower revenue that was partially offset by lower manufacturing costs and depreciation expense. Cost of sales decreased by $1.9 million compared to 2003. Pulp cost of sales were $16 per tonne, or 4.4%, lower in 2004 compared to the prior year, largely as a result of lower natural gas costs and lower repairs and maintenance costs. Depreciation expense for 2004 was $4.1 million lower compared to 2003, as a result of revising the useful life of process equipment. Freight and other distribution costs in 2004 were virtually unchanged at $119 per tonne. Pulp cost of sales also reflected savings from our power purchase rights of $11.0 million in 2004, compared to $16.4 million for the prior year.

Corporate and Other

Revenue from corporate and other activities increased by $0.2 million compared to 2003, as a result of increased sales commissions from the marketing agreement with the Meadow Lake pulp mill.

The operating loss from this segment increased by $0.8 million in 2004 compared to the prior year. The increased loss in 2004 is largely a result of a higher accrual for the employees' profit sharing plan, which was partially offset by lower general and administration expense.

Financing Expenses

Financing expenses decreased by $8.3 million in 2004 compared to 2003, primarily as a result of foreign exchange rate fluctuations. The Canadian dollar - U.S. dollar exchange rate at December 31, 2002, December 31, 2003 and December 31, 2004 was 1.5787, 1.2869 and 1.204 respectively. The appreciation in value of the Canadian dollar relative to the U.S. dollar since the end of 2003 resulted in a foreign exchange loss of $0.5 million on U.S. dollar cash and working capital in 2004 compared to a loss of $6.8 million in 2003. Interest expense was also $1.7 million lower in 2004 compared to the previous year due to the stronger Canadian dollar as well as interest accruing on our long-term debt at a rate of 7 3/4% for the full year, compared to accruing at a rate of 9 7/8% to November 2003.

Refinancing Charges

In the fourth quarter of 2003, we incurred $15.0 million in refinancing charges associated with the purchase and redemption of our 9 7/8% Senior Notes due 2008. The refinancing charges consist of premiums of $10.8 million as well as the write-off of deferred financing costs of $4.2 million. No such charges were incurred in 2004.

Unrealized Exchange (Gain) Loss on Debt

Unrealized foreign exchange gain on U.S. dollar Senior Notes amounted to $15.8 million in 2004, as a result of the appreciation in the value of the Canadian dollar compared to the U.S. dollar since the end of 2003. In 2003, unrealized foreign exchange gain on debt amounted to $47.8 million for the year, due to the appreciation in the relative value of the Canadian dollar since the end of 2002. These gains were unrealized and had no impact on our cash flows and were excluded from the calculation of the employees' profit sharing plan.

Income Taxes

Operating results for 2004 were subject to income and capital taxes at a statutory rate of 41%. The effective tax rate for the year varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange gains on long-term debt. Variations from the statutory rate are detailed in note 15 of the audited financial statements. Income tax expense for 2004 consisted of large-corporations capital tax of $0.4 million and future income tax expense of $9.6 million, compared to large-corporations capital tax of $0.6 million and future income tax expense of $1.0 million in 2003.

Year ended December 31, 2003 compared to year ended December 31, 2002

Overview

Revenue increased by $39.5 million, or 14.2%, to $317.3 million in 2003, compared to $277.8 million in 2002. The increase in revenue in 2003, was due to higher revenue from both the pulp and lumber segments. Revenue from the lumber segment increased by 13% in 2003 compared to the prior year largely as a result of higher sales volumes. Revenue from the pulp segment increased by 15% as a result of higher average prices and sales volumes. A strengthening Canadian dollar, which has appreciated by approximately 22% relative to the U.S. dollar in 2003, has had a negative impact on revenue. However, the negative impact has been partly mitigated by our currency hedging program, which hedged approximately 61% of our U.S. dollar revenue in 2003. The program's benefits amounted to $14.7 million in 2003.

Operating earnings increased by $7.4 million, to $31.6 million in 2003, compared to $24.2 million in 2002. The improvement in operating earnings in 2003 was largely due to stronger operating results from the pulp segment. While revenue for pulp and lumber were strong in 2003, operating earnings from the lumber segment continued to be negatively impacted by higher duties on sales of lumber to the United States. Duty expense for 2003 amounted to $11.9 million, compared to $2.9 million in 2002. Duties in the prior year did not commence until May 22 and included a $2.3 million reduction as a result of a reversal of duties that were previously accrued. Both the lumber and pulp segments continued to generate positive cash flow as a result of low manufacturing costs.

Depreciation and amortization expense of $16.6 million in 2003 was unchanged from 2002.

General and administration expense decreased by $0.4 million, to $13.0 million in 2003, compared to $13.4 million in 2002 primarily as a result of lower salary and benefit costs.

In 2002, we implemented a workforce reduction program and recorded a provision for severance costs of $2.3 million. There was no such provision in the current year.

In 2003, we recorded $0.3 million for distribution under the employees' profit sharing plan. This plan distributes on an annual basis a percentage of earnings before income taxes and unusual items, such as unrealized gains or losses.

Lumber

Revenue from the lumber segment increased by $14.8 million, or 13.3%, to $125.7 in 2003, compared to $110.9 million in 2002. The increase in revenue was largely due to higher sales volumes partially offset by lower average revenue per unit. Sales volumes improved by 59 million board feet, or 20.8%, in 2003 compared to 2002 due to higher production at our sawmills and continued strong demand. While sales volumes increased, average revenue per unit decreased by $24 per thousand board feet, or 6.1%, in 2003 compared to 2002, as a result of lower average prices. Countervailing and anti-dumping duties for 2003 increased by $9.0 million compared to the prior year. Duties in 2002 did not commence until May 22 and included a $2.3 million reduction as a result of a reversal of duties that were previously accrued.

Operating earnings for the lumber segment decreased by $4.2 million, or 46.2%, to $4.9 million in 2003, compared to $9.1 million in 2002. The decrease in operating earnings in 2003 was largely the result of higher countervailing and anti-dumping duties. Higher revenue in the second half of the year was not enough to offset the weak first half of 2003, which experienced lower pricing and higher duty expenses compared to the first half of 2002. Cost of sales decreased by $33 per thousand board feet from 2002 as a result of higher production at both sawmills, as well as lower fiber costs at Boyle stemming from the utilization of fire-damaged timber. Lumber cost of sales reflects savings from our power purchase rights, in terms of lower electricity rates compared to market rates, of $1.2 million in 2003.

Pulp

Revenue from the pulp segment increased by $24.6 million, or 15.3%, to $185.4 million in 2003, compared to $160.8 million in 2002, as a result of higher sales volumes and higher average revenue per unit. As a result of higher pulp prices in 2003, average revenue per unit improved by $44 per tonne, or 7.4%. In addition, sales volumes increased by 20,000 tonnes, or 7.4%, compared to 2002.

Operating earnings from the pulp segment increased by $11.3 million, or 49.3%, to $34.2 million in 2003 compared to $22.9 million in 2002, which was largely the result of higher revenues, partially offset by higher repair and maintenance costs and higher natural gas costs. Pulp cost of sales reflects savings from our power purchase rights of $16.4 million in 2003.

Corporate and Other

Revenue from our corporate and other activities in 2003 was relatively stable. Operating earnings in this segment improved by $0.3 million in 2003, compared to 2002, largely as a result of lower salary and benefit costs, partially offset by an accrual for the employees' profit sharing plan.

Financing Expenses

Financing expenses increased by $2.5 million in 2003, compared to 2002, primarily due to exchange rate fluctuations. The value of the Canadian dollar increased from an average of US$0.6368 in 2002 to US$0.7186 in 2003. The significant appreciation in the value of the Canadian dollar relative to the U.S. dollar in 2003 resulted in lower interest expense on long-term debt of $4.1 million, but an increase in foreign exchange losses on U.S. dollar cash and working capital of $6.9 million.

Refinancing Charges

In the fourth quarter of 2003, we incurred $15.0 million in refinancing charges associated with the purchase and redemption of our 9 7/8% Senior Notes due 2008. The refinancing charges consist of premiums of $10.8 million as well as the write-off of deferred financing costs of $4.2 million.

Unrealized Exchange (Gain) Loss on Debt

Unrealized foreign exchange gains on our U.S. dollar 9 7/8% Senior Notes due 2008, which have been purchased or redeemed, and our U.S. dollar 7.75% Senior Notes due 2013 amounted to $47.8 million in 2003, as a result of the increasing value of the Canadian dollar compared to the U.S. dollar since the end of 2002. In 2002, unrealized foreign exchange gains on debt amounted to $2.2 million. These gains were unrealized and had no impact on our cash flows.

Income Taxes

Operating results in 2003 were subject to income and capital taxes at a statutory rate of 42%. Variations from the statutory rate are detailed in note 15 of the audited financial statements. In 2003, income tax expense consisted of a large-corporations capital tax of $0.6 million and future income taxes of $1.0 million, compared to large-corporations capital tax of $0.5 million and a future income tax recovery of $0.1 million in 2002. The effective tax rate in 2003 varied significantly from the statutory rate, primarily because of the non-taxable portion of unrealized exchange gains on debt and the recognition of previously unrecognized tax benefits. In 2003, we recorded $3.6 million of previously unrecognized tax benefits related to the translation of foreign currency debt.

     F.   Liquidity and Capital Resources

In 2004, we generated cash of $43.3 million from operations, including changes in working capital, compared to $12.5 million in 2003. The increase in cash generated from operations was primarily due to the significant increase in operating earnings.

Net capital expenditures increased by $10.9 million in 2004 compared to 2003. Capital expenditures in 2004 included the purchase of a small coniferous timber allocation, construction of a small log line at Boyle as well as the implementation of an integrated management information system. Capital expenditures in 2005 are expected to be approximately $8 million.

At December 31, 2004, we had cash of $96.0 million compared to cash of $72.3 million at December 31, 2003. An additional $30.9 million was available under our revolving credit facility, of which $3.9 million was committed for letters of credit. Borrowings under our revolving credit facility are subject to a borrowing base calculation based on our accounts receivable and inventory. As at December 31, 2004, the borrowing base was $30.9 million. The interest rate on the revolving credit facility is floating and may, at our option, be based upon the Bank Prime Rate, U.S. Base Rate, Bankers Acceptance Rates, or LIBOR plus, in each case, a borrowing margin. Collateral for the facility is a first charge on all of our accounts receivable and inventory.

In 2003, we generated cash of $12.5 million from operations, compared to $23.1 million in 2002. The reduced cash flow from operations in 2003 was largely a result of lower cash provided from changes in working capital. The decrease in cash generated from working capital changes in 2003 compared to 2002 resulted from increased accounts receivable and a reduction in deferred revenue in 2003 that more than offset cash generated from reductions in inventories and prepaid expenses and an increase in accounts payable and accrued liabilities during the same period. The reduction in deferred revenue of $6.5 million reflected the recognition in income in 2003 of cash received in December 2002.

Net capital expenditures increased by $5.4 million in 2003, compared to 2002. After a year of reduced spending, capital expenditures returned to more regular levels in 2003 and included the construction of a new dry kiln at Whitecourt and the purchase of a small hardwood timber allocation.

Based on our current level of operations, we believe that our cash flows from operations, together with existing cash balances and availability under our revolving credit facility, will provide sufficient liquidity to meet our scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months. However, our future operating performance may be adversely affected by prevailing economic conditions and by financial, market and other factors, many of which may be beyond our control.

Critical Accounting Estimates

Recoverability of Property, Plant and Equipment and Other Long-Lived Assets

We assess the recoverability of our property, plant and equipment and other long-lived assets by projecting the future cash flows to be generated by our pulp and lumber mills. These projections require estimates to be made regarding, among other things, future commodity prices, foreign currency exchange rates, sales volumes, operating costs and renewal of licenses and permits. There is a high degree of uncertainty in estimating future cash flows, primarily as a result of the uncertainty regarding future prices for our commodities. Different assumptions for commodity prices could result in a conclusion that we would not recover the carrying amount of our property, plant and equipment and other long-lived assets, which could result in a material charge to earnings.

Reforestation Obligation

We accrue our reforestation obligations based on estimates of future costs at the time the timber is harvested. The estimate of future reforestation costs is based on comprehensive analyses for all areas that have been logged, the treatments required for each specific area, the number and size of seedlings to be planted and the expected timing and success rate of the planned activities. We employ forestry experts who have the specialized knowledge required to make such analyses. Actual conditions relating to such factors as weather patterns and forest fires could result in material revisions to our estimates of future costs.

Valuation of Inventory

We value our finished product inventory at the lower of cost and net realizable value. The valuation of inventory is assessed for both pulp and lumber inventories. Net realizable value is determined by reviewing the actual average revenue per unit of transactions occurring in the periods immediately before and after the reporting date. When the net realizable value is below the average cost of inventory, a write down is charged to earnings in the period. The determination of net realizable value is both objective and verifiable; however, downward movement in commodity prices could result in a material write down of inventories in any given period.

Adoption of New Accounting Pronouncements

In 2002, the Canadian Accounting Standards Board issued a new standard on Asset Retirement Obligations. Effective January 1, 2004, we adopted this guideline and retroactively adjusted the carrying value of our reforestation obligations that were previously reported on a non-discounted basis. The impact of adopting the new standard was a net decrease in the liability and an increase in retained earnings of $0.5 million, as described in note 2 to the audited financial statements included elsewhere in this annual report on Form 20-F.

In 2002, the Canadian Accounting Standards Board issued amended accounting guideline 13, "Hedging Relationships". The guideline, which sets strict conditions that must be met before a company can apply hedge accounting, is effective for fiscal years beginning on or after July 1, 2003. We have adopted the guideline effective

January 1, 2004 and have met the conditions so that there is no change to our current accounting policy related to hedge accounting for forward exchange contracts.

In April 2003, the Canadian Accounting Standards Board issued new Canadian Standard 3063, "Impairment of Long-Lived Assets". The section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. It applies to non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The standard is to be applied prospectively for years beginning on or after April 1, 2003. We have adopted the new standard effective January 1, 2004, and determined that there was no indication of impairment to our long-lived assets.

In early 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46, "Consolidation of Variable Interest Entities" ("VIEs"). FASB subsequently issued FIN 46-R, a revised interpretation that supplements FIN 46. For the purpose of determining the effective dates of FIN 46 and FIN 46-R, we are considered a "Non-public Entity". For all VIEs created before January 31, 2003, we are not required to adopt FIN 46 or FIN 46-R but are required to adopt FIN 46-R by January 1, 2005. For VIEs created after January 31, 2003, we must apply the provisions of FIN 46 or FIN 46-R as at the date we first became involved with the VIE. This did not result in the consolidation of any VIE's. We will adopt FIN 46-R effective January 1, 2005.

In June 2003, the Canadian Accounting Standards Board issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"), which is very similar to FIN 46. AcG-15 is effective for years beginning on or after November 1, 2004. We expect to adopt AcG-15 effective January 1, 2005.

FIN 46-R and AcG-15 require the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. We have considered the application of the recommendations of FIN 46-R and AcG-15 with respect to contractual arrangements in existence at January 31, 2003 and do not expect that adoption will have a material impact on our financial statements

     G.   Research and Development

Not applicable.

     H.   Trend Information

Lumber

The lumber division continues to see improvement in its financial performance as a result of strong demand and thus higher average prices. Prices for lumber remained high in the first quarter of 2005 as housing starts have been strong. However, if interest rates rise as some analysts predict, the demand for lumber is likely to decline in the second half of 2005. The lumber segment continues to face uncertainty surrounding the Canada-U.S. softwood lumber dispute and until this issue is resolved it will continue to be difficult to predict future trends in the lumber market. We expect that manufacturing costs will likely increase as a result of higher costs for fiber.

Pulp

The pulp division continues to be negatively impacted by foreign exchange fluctuations. While prices for pulp have been improving, the strong Canadian dollar in relation to the U.S. dollar continues to have a greater negative impact on revenue. Moreover, the benefits of our hedging program are expected to be significantly lower in the second half of 2005 than they have been in the past two years. Price increase announcements were made in January and March, 2005 resulting in an improvement of price of approximately US$60 per tonne since the end of 2004. We expect 2005 production and shipment levels to be close to capacity levels. Manufacturing costs are expected to increase slightly in 2005 as a result of higher costs for chemicals and an increase in repair and maintenance costs. Freight and distribution costs are expected to increase in 2005 as a result of higher fuel costs and a shortage of rail cars.

Recent Developments

In May, 2005 we declared and paid a $15,000,000 dividend to our parent, Industries.

     I.   Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements other than $3.9 million committed for letters of credit under our credit facility.

     J.   Tabular Disclosure of Contractual Obligations

The table below summarizes our contractual obligations as at December 31, 2004.

                                                                                           Payment due by period
                                                                           ---------------------------------------------------------
Contractual Obligations                                                                  Less than   1-3       3-5       More than
(in $ millions)                                                              Total       1 year     years     years      5 years
---------------                                                            --------      ---------  -------   -------   ----------
Long-term debt.........................................................    $  228.8      $   --      $   --    $   --    $ 228.8
Fixed rate interest(1).................................................       157.8        17.7        35.5      35.5       69.1
Power purchase rights(2)...............................................       341.4        22.0        40.7      42.0      236.7
Natural gas purchase contracts.........................................         5.9         3.3         2.6        --         --
Reforestation..........................................................         7.6         4.0         1.5       0.7        1.4
Other..................................................................         3.3         1.0         2.3        --         --
                                                                           --------      ------     -------   -------   --------
Total..................................................................    $  744.8      $ 48.0      $ 82.6    $ 78.2    $ 536.0
                                                                           ========      ======     =======   =======   ========

____________
(1)  Based on annual interest of US$14.7 million converted at a rate of 1.204.

(2) Based on management's reasonable estimate of future maintenance and operating costs. See Item 4B.

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     K.   Directors and Senior Management

The following table sets forth certain information with respect to the directors, executive officers and key employees of the Company.

Name                                      Age         Position
----                                      ---         --------
James B. Millar........................   64          Chairman and Director
H. MacKenzie Millar(2).................   59          President, Chief Executive Officer and Director
J. Craig Armstrong.....................   53          Executive Vice-President
Joseph R. Concini, C.A.................   43          Chief Financial Officer
Carol Cotton, C.A......................   48          Senior Vice-President, Corporate
Joseph Costantino......................   56          Senior Vice-President, Operations
Ronald J. Reis.........................   52          Senior Vice-President, Engineering & Technology
Robert J. Turner, Q.C.(2)..............   58          Secretary, General Counsel and Director
W. Kenneth Davidson....................   54          Director
William D. Grace, F.C.A.(1) (2)........   69          Director
Donald R. Ching(1).....................   64          Director
Douglas G. Hall (1) (2)................   55          Director
--------------

(1)  Member of Audit Committee
(2)  Member of Executive Compensation Committee

James B. Millar has served as our Chairman of the Board and a Director since September 1997. Mr. Millar has also served as President of Industries since 1987. Mr. Millar joined the family business on a full-time basis in 1963, working in the construction and forest products divisions of our parent, Industries. Mr. Millar is a past president of the Alberta Roadbuilders Association and served on the board of trustees of the University of Alberta Hospitals Foundation. Mr. Millar has a B.Sc. in Civil Engineering from the University of Alberta. Mr. Millar is the brother of H. MacKenzie Millar.

H. MacKenzie Millar has served as our President, Chief Executive Officer and a Director since September 1997. Mr. Millar has also served as Senior Vice-President and Treasurer of Industries since 1994. Mr. Millar previously served as President and Chief Executive Officer of Millar Western Pulp (Whitecourt) Ltd. and Millar Western Pulp (Meadow Lake) Ltd. Mr. Millar is a past president of the Alberta Forest Products Association and has served on the boards of Forintek Canada, Canadian Wood Council, Alberta Research Council and the Forest Sector Advisory Council to the Government of Canada. Mr. Millar joined the family business on a full-time basis in 1970. Mr. Millar has a B.A. and a Bachelor of Commerce from the University of Alberta and has served on the Business Advisory Council to the Faculty of Business of the University of Alberta. Mr. Millar is the brother of James B. Millar.

J. Craig Armstrong has served as Executive Vice-President since July 1998. Prior to this, Mr. Armstrong had served as our Senior Vice-President, Marketing, since September 1997. Mr. Armstrong joined Industries in 1987 as Director of Sales and Marketing and was appointed Senior Vice-President, Marketing, in 1994. Prior to 1987, Mr. Armstrong spent eight years with St. Anne Pulp Sales and five years as head of sales for Prince Albert Pulp Co. Mr. Armstrong has a Bachelor of Commerce from the University of Saskatchewan.

Joseph R. Concini, C.A. was appointed Chief Financial Officer in April 2002. Prior to this, Mr. Concini had served as our Vice-President, Finance, since September 1997. Mr. Concini joined Industries in 1992 as Corporate Controller and was appointed Vice-President, Finance, in 1996. Mr. Concini has been a member of the Institute of Chartered Accountants of Alberta since 1988, and prior to 1992, he was a principal with Coopers & Lybrand, chartered accountants, where he was employed for eight years. Mr. Concini has a Bachelor of Commerce from the University of Alberta.

Carol Cotton, C.A. was appointed Senior Vice-President, Corporate, in April 2002. Prior to this, Ms. Cotton had served as our Senior Vice-President and Chief Financial Officer since September 1997. Ms. Cotton joined Industries in 1988 as Vice-President, Finance, and was appointed Senior Vice-President and Chief Financial Officer in 1996. Ms. Cotton has been a member of the Institute of Chartered Accountants of Alberta since 1982 and prior to 1988, she was a manager with Coopers & Lybrand, chartered accountants, where she was employed for nine years. Ms. Cotton has a Bachelor of Commerce from the University of Alberta.

Joseph Costantino has served as Senior Vice-President, Operations, since 1998. Prior to this, he had served as our Vice-President, Operations, since September 1997. Mr. Costantino joined Industries in 1989 as Corporate Technical Director and was appointed Vice-President, Operations, in 1992. Prior to 1989, Mr. Costantino spent 17 years with MacMillan Bloedel Limited. Mr. Costantino is a graduate of the British Columbia Institute of Technology.

Ronald J. Reis has served as Senior Vice-President, Engineering & Technology, since 1998. Prior to this, Mr. Reis had served as our Vice-President, Engineering and Technology, since September 1997. Mr. Reis joined Industries in 1987 as Corporate Technical Director and was appointed Vice President, Engineering and Technology in 1992. Prior to 1987, Mr. Reis spent 12 years with BC Forest Products. Mr. Reis is a graduate of Lakehead University.

Robert J. Turner, Q.C. has served as our Secretary, General Counsel and a Director since September 1997. Since May 1994, Mr. Turner has also served as Secretary and General Counsel of Industries. Mr. Turner is a partner and Vice-Chairman of Fraser Milner Casgrain LLP, a law firm. Mr. Turner has a Bachelor of Commerce from the University of Calgary and an L.L.B. from the University of Alberta. Mr. Turner is also a director of EPCOR Preferred Equity Inc.

W. Kenneth Davidson was appointed a Director in September 1997. He is currently an independent consultant.

William D. Grace, F.C.A. was appointed a Director in September 1997. Mr. Grace also serves as a director of Stantec Inc., the Forzani Group Ltd., and Melcor Developments Ltd.

Donald R. Ching was appointed a Director in September 1997. Mr. Ching is President and Chief Executive Officer of COGEMA Resources Inc.

Douglas G. Hall was appointed a Director in March 1999. Mr. Hall also serves as a director of Nova Scotia Business Inc. and is a member of the Advisory Board for Ajustable Rate MBS Trust. Mr. Hall has an M.B.A. from the University of Western Ontario and a B.A. from Queen's University and is also a Chartered Financial Analyst.

Certain of our directors and officers are also directors and officers of Industries and are therefore in positions involving possible conflicts of interest. Specifically, James B. Millar, Chairman and a Director, is also President and a Director of Industries; H. MacKenzie Millar, President, Chief Executive Officer and a Director, is also the Senior Vice President, Treasurer and a Director of Industries; Carol Cotton, Senior Vice-President, Corporate, is also Senior Vice-President, Corporate, of Industries; Joseph R. Concini, Chief Financial Officer, is also Chief Financial Officer of Industries; and Robert J. Turner, Secretary, General Counsel and a Director, is also Secretary and General Counsel of Industries. Our directors and officers are subject to fiduciary obligations to act in our best interests. Individuals who are directors and officers of both Millar Western and Industries have agreed with us that they will dedicate a substantial majority of their time to us in order to perform their duties as our directors and officers.

     L.   Compensation

Executive officers are appointed annually and serve at the discretion of the Board of Directors. The aggregate amount of compensation paid by us in 2004 to all directors and officers as a group for services in all capacities was $3.9 million.

Our policy provides that each non-employee director is entitled to receive an annual fee of $15,000 and a fee of $1,200 for each board or committee meeting attended. The chair of each committee of the Board of Directors is entitled to an additional $3,500 per annum. The total compensation paid to non-employee directors for the year ended December 31, 2004 was $0.1 million.

We do not have a stock incentive plan and have never granted stock appreciation rights to any of our directors, officers or employees. We maintain a defined contribution pension plan for all of our employees. The aggregate amount which we contributed to the pension plan on behalf of the employees in 2004 was $1.8 million, of which $0.2 million represented contributions on behalf of our officers. All of our employees are entitled to participate on a voluntary basis in a retirement savings plan, or a RSP, under which we match each employee's RSP contribution. The aggregate amount of matching RSP contributions which were paid by us in 2004 was $0.7 million, of which less than $5,000 represented matching contributions on behalf of our officers.

On January 1, 2000, we established a supplementary defined benefit pension plan for our executives and certain key employees. Under this plan, participants will be entitled to a target level of retirement benefits in combination with the Canada Pension Plan and our other Registered Pension Plans. The aggregate amount which we contributed to the supplementary pension plan on behalf of the participants was $0.3 million in 2004.

In 1994, we instituted a performance bonus plan for eleven executives and key employees. Under this plan, participants are entitled to a bonus commencing in December 31, 2003, payable in four equal annual payments. In conjunction with the performance bonus plan, key man life insurance contracts were established which were designed to provide us with recovery of after-tax costs of the performance bonus plan.

All full-time employees participate in a profit sharing plan which distributes to employees on an annual basis a percentage of earnings before income taxes and unusual items, such as unrealized exchange gains or losses on debt. The percentage of such earnings set aside for distribution under the employee profit sharing plan is reviewed annually. For the years ended December 31, 2002, 2003 and 2004, the amount of such earnings set aside for distribution was nil, $0.3 million and $2.5 million, respectively.

     M.   Board Practices

In accordance with its articles of incorporation and by-laws, the Company's Board of Directors may consist of up to ten directors and the Company's current Board of Directors consists of seven directors. Each director holds office until the next annual general shareholders' meeting or until the election of his or her successor, unless the director resigns or the office becomes vacant by reason of the Director's death, removal or other cause. The start of each director's and executive officer's term of service is set forth in Item 6(A) above. No directors have service contracts providing for benefits upon termination of employment.

The Audit Committee of the Board of Directors currently consists of independent directors: William D. Grace, Donald R. Ching and Douglas G. Hall. The Audit Committee is responsible for reviewing the Company's financial statements and its internal controls, reviewing the work of the Company's independent auditors, monitoring other financial matters and making recommendations for approval thereon to the Board of Directors.

The Executive Compensation Committee currently consists of four members: Douglas
G. Hall, William D. Grace, H. MacKenzie Millar and Robert J. Turner. The Executive Compensation Committee is responsible for reviewing compensation levels of senior management and other executive compensation matters.

     N.   Employees

As at December 31, 2004, we employed 636 full-time employees, all of whom are non-unionized.

Location                                                                                                  Employees(1)
-----------                                                                                               ------------
Corporate office (Edmonton)..........................................................................           68
Whitecourt pulp mill.................................................................................          110
Whitecourt sawmill(2)................................................................................          248
Whitecourt woodlands.................................................................................           32
Boyle sawmill and woodlands..........................................................................          178
                                                                                                               ---
Total................................................................................................          636
                                                                                                               ===

____________
(6)  Does not include part-time or seasonal employees.

(7) Whitecourt sawmill includes sawmill, woodroom, log, chip and waste handling employees.

In addition, we employ independent contractors to provide logging, trucking, road building and forest regeneration services.

We believe we have excellent relations with our employees, demonstrated by exceptionally low absenteeism and turnover rates. Further, we have never experienced a labor disruption. Our compensation initiatives have been successful in enhancing employee commitment to our operating strategy, while employee training in technical, leadership and business skills has resulted in ongoing improvements in productivity. Employee safety is a priority at all our operations, which is reflected in our low safety incident rates. For 2003, our Whitecourt and Boyle sawmills received awards as the safest mills in Alberta in their respective size categories. Our Boyle sawmill received the continuing excellence in health and safety awards in their category for their performance over a five year period. Our highly motivated employees are key contributors to the efficiency, productivity and safety that characterize our operations.

     O.   Share Ownership

As the Company is 100% owned by Industries, none of the individuals described above owns shares in the Company or has options to purchase any shares.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     P.   Major Shareholders

Industries holds, directly and of record, 15,000,001 common shares, representing 100% of our outstanding common shares. Industries is a company with operations in construction, chemicals and other businesses. Industries and its affiliate also hold a 50% interest in the Meadow Lake pulp mill. Industries is owned 100% by Hualkeith Investments Ltd., Hualkeith, a corporation indirectly owned 100% by James B. Millar, H. MacKenzie Millar and other members of the Millar family. James B. Millar and H. MacKenzie Millar together control 55.6% of the outstanding equity of Hualkeith. The registered office of Industries is located at 2900 ManuLife Place, 10180 -101 Street, Edmonton, Alberta, T5J 3V5 and its executive offices are located at 16640 -111 Avenue, Edmonton, Alberta, T5M 2S5.

There are no arrangements known to us that may at a subsequent date result in a change in control of us.

By virtue of its ownership of all of our issued and outstanding common shares, Industries acting alone can elect our entire board of directors and can approve any transaction requiring shareholder approval.

     Q.   Related Party Transactions

On May 13, 1998, we, Industries, and certain of our executive officers entered into certain agreements, which are described in greater detail below. Management believes that such agreements are equivalent to those that could have been negotiated with unaffiliated, third parties.

Non-Competition Agreement

Industries, James B. Millar and H. MacKenzie Millar have entered into a non-competition agreement, whereby each agreed not to engage, without our consent, in the operation of or have any financial interest in any business operation in the forest products industry in Canada or the United States for so long as Industries, James B. Millar and H. MacKenzie Millar hold, in the aggregate, at least 10% of our outstanding common shares. The non-competition agreement does not apply to the ownership of any equity interest in the Meadow Lake pulp mill, the purchase of less than a controlling interest of a publicly traded company engaged in the forest products industry, selling goods or products to businesses in the forest products industry (provided that the relationship is strictly supplier-purchaser) or performance under the Corporate Services Agreement described below. In addition, Industries, James B. Millar and
H. MacKenzie Millar have agreed not to disclose any confidential information or trade secrets concerning our present and contemplated business.

Trademark Licensing Agreement

Industries is the registered owner in Canada of the trademark "MILLAR WESTERN", the Millar Western logo and the trademark "WHITECOTE". We and Industries entered into a trademark licensing agreement, which we refer to as the Trademark Licensing Agreement, which grants to us a non-exclusive, non-transferable license to use the trademarks in Canada and, where applicable, in the United States, and wherever else in the world the trademarks are registered, in association with the sale of salt, lumber, wood chips, pulp, construction services, and paper and paper products. Under the license, we will be required to maintain certain quality standards for wares and services set by Industries. In addition, we may only use the trademarks in our business or tradename and not as or in any other corporate, business or tradename. The Trademark Licensing Agreement may be terminated by either party upon six months' notice to the other party or by Industries in the event of a material breach of the Trademark Licensing Agreement by us.

Corporate Services Agreement

We entered into a corporate services agreement, which we refer to as the Corporate Services Agreement, with Industries in 1998, regarding office, managerial and aircraft services. Pursuant to the Corporate Services Agreement, Industries has granted us a non-exclusive license to use and occupy an office building owned by Industries for market rent. We have agreed to supply to Industries, on a non-exclusive basis, management, finance and accounting, information systems, purchasing and human resource services as the needs of Industries dictate. Industries pays us 5% in excess of the costs we incur in providing such services. All of the persons employed by Industries in forest products operations remained employees of Industries until December 31, 1998, at which time they became our employees. Industries agreed to make such employees available to us, continued to pay such employees and did not terminate or alter any terms of employment. We reimbursed Industries for all costs incurred by Industries related to those employees. Industries makes its aircraft available to us on a standby basis and we pay a standby fee equal to 100% of the fixed costs of the aircraft and a proportionate amount of the variable costs equal to the portion of our use of the aircraft in relation to the total use of the aircraft. The Corporate Services Agreement may be terminated by either party upon six months' notice.

The agreements described below were assigned to us by Industries on May 13, 1998. Management believes that such agreements involve the payment of market rates or are on terms that we would have negotiated with unaffiliated, third parties.

Meadow Lake Agreements

Pursuant to a marketing agreement with the Meadow Lake Pulp Limited Partnership, or the Partnership, we must use our best efforts to arrange for sales of the pulp produced by the Meadow Lake pulp mill on terms approved by the Partnership. We are required to distribute sales fairly between the Meadow Lake pulp mill and the Whitecourt pulp mill. We receive 3% of the net sales value of pulp produced by the Meadow Lake pulp mill as a commission. This agreement can be terminated upon two months' notice.

Pursuant to an administrative services agreement with the Partnership, we must make our executive officers, administrative personnel and facilities available to the Partnership on a non-exclusive basis to the extent reasonably required by the Partnership. The Partnership is required to pay the expenses (including a proportional allocation of overhead expenses) we incur in providing such personnel and facilities. This agreement can be terminated upon two months' notice.

Magnesium Sulphate Supply Agreement

Pursuant to a magnesium sulphate supply agreement, Industries produces and supplies, and we purchase, all of the magnesium sulphate requirements of the Whitecourt and Meadow Lake pulp mills at a price based upon the market rate. This agreement may be terminated by either party on two months' notice.

Services Provided by Directors

Robert J. Turner, Secretary, General Counsel and a Director of Millar Western, is a partner at the law firm of Fraser Milner Casgrain LLP, which received fees of $449,140, $318,821 and $329,793 for general corporate legal advice provided to us in 2002, 2003 and 2004, respectively. Such compensation did not exceed 5% of the revenues of Fraser Milner Casgrain LLP during 2002, 2003 or 2004.

Indebtedness of Directors and Officers

     As at December 31, 2004, there was no indebtedness outstanding to us by directors or executive officers.

     R.   Interests of Experts and Counsel

Not applicable.

ITEM 8:  FINANCIAL INFORMATION

     S.   Consolidated Statements and Other Financial Information

See Item 18:  Financial Statements.

Legal Proceedings

We are involved in various legal proceedings arising out of the ordinary course of our business. We believe that the liabilities, if any, arising from all pending legal proceedings in the aggregate will not have a material adverse effect on our financial condition or operations.

     T.   Significant Changes

Not applicable.

ITEM 9:  THE OFFER AND LISTING

     U.   Offer and Listing Details

There is no organized trading market, inside or outside the United States, for the Notes covered by this annual report on Form 20-F.

     V.   Plan of Distribution

Not applicable.

     W.   Markets

The Notes covered by this annual report on Form 20-F are not listed on any stock exchange or other regulated market.

     X.   Selling Shareholders

Not applicable.

     Y.   Dilution

Not applicable.

     Z.   Expenses of the Issue

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

     AA.  Share Capital

Not applicable.

     BB.  Memorandum and Articles of Association

Under the Business Corporations Act (Alberta), a director may vote on a proposal, arrangement or contract in which he or she is interested, if the contract is:

     (a) an arrangement by way of security for money lent to or obligations undertaken by that director, or by a body corporate in which he has an interest, for the benefit of the Company,

     (b) a contract relating primarily to that director's remuneration as a director,

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

The Company's directors are not subject to any age limit requirement, and no shares are required for director's qualification.

The following are the rights, preferences and restrictions attaching to the Company's common shares:

Dividend Rights. The Board of Directors may from time to time declare dividends payable to shareholders according to their respective rights and interests in the Company. Dividends may be paid, in money or property or by issuing fully paid shares of the Company.

Subject to the rights of the holders of any shares of the Company having rights or privileges superior to the common shares with respect to any priority in the payment of dividends:

     (e) each holder of a common share shall be entitled to receive dividends as and when declared and payable, and

     (f) dividends may be declared and paid on the common shares to the complete exclusion of the other classes of shares of the Company.

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

Rights of Retraction. Subject to holders' of shares of a class or series right to vote separately as a class or series, a special resolution is required to change the rights of holders of shares of any class or series of shares of the Company. These are no more significant than required by law.

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

There are currently no limitations on the right of foreign or non-resident owners of Notes to hold or vote such securities imposed by Canadian law or the Company's articles or other constituent documents.

There are no provisions of the Company's articles or other constituent documents that would delay, defer or prevent a change of control and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

The Company's articles and other constituent documents do not contain provisions governing changes in capital that are more stringent than required by law.

     CC.  Material Contracts

Not applicable.

     DD.  Exchange Controls

There are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends, and interest or other payments to nonresident holders of the Company's securities.

     EE.  Taxation

The following is a summary of the principal Canadian federal income tax consequences generally applicable to a holder of Notes who, for the purposes of the Income Tax Act (Canada) (the "Act"), and at all relevant times is a non-resident of Canada, deals at arm's length with the Company and holds the Notes as capital property other than capital property used in carrying on a business in Canada. For the purposes of the Act, related persons (as therein defined) are deemed not to deal at arm's length and it is a question of fact as to whether persons not related to each other deal at arm's length. This summary does not address the special tax consequences which may apply to a holder of Notes who is an insurer carrying on business in Canada for the purposes of the Act.

This summary is based on the current provisions of the Act and the regulations thereunder, counsel's understanding of the current published administrative practices of the Canada Revenue Agency, and all specific proposals to amend the Act and the regulations announced by the Minister of Finance prior to the date hereof. This summary does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative decisions or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

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

     FF.  Dividends and Paying Agents

Not applicable.

     GG.  Statements by Experts

Not applicable.

     HH.  Documents on Display

The Company's registration statement on Form F-4 and its annual and periodic reports filed with the U.S. Securities and Exchange Commission may be inspected and copied at the Commission's public reference facilities in Room 5080, 100F Street, N.E., Washington, D.C., 20549, and at the regional offices of the Commission. The Commission may be reached at 1-800-SEC-0330 for further information on the public reference rooms. These Commission filings are also available to the public from commercial document retrieval services. Reports furnished by the Company with the Commission since November 26, 2002 are also maintained electronically on the Commission's website, www.sec.gov. In addition, if the Company is not required to file such information pursuant to the Exchange Act, it shall provide the Trustee and the holders of Notes with all annual and quarterly financial information that would be required to be contained in a filing with the Commission on Forms 20-F, 40-F and 6-K, as applicable, if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual financial information, a report thereon by the Company's chartered accountants; provided that (x) such quarterly financial information shall be furnished within 60 days following the end of each fiscal quarter of the Company and (y) such annual financial information shall be furnished within 180 days following the end of the fiscal year of the Company. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing).

     II.  Subsidiary Information

Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Prices

The markets for pulp and lumber are highly cyclical and affected by such factors as global economic conditions, demand for pulp and paper, residential and commercial construction in North America and Asia, changes in industry production capacity and inventory levels. In addition, Canadian lumber markets and our results have been significantly impacted by the softwood lumber dispute. These factors all have a significant impact on selling prices and our profitability. The following outlines the sensitivity of our operating earnings over the course of a year to changes in commodity prices.


                                                                                         Change in            Estimated impact on
                                                                                     realized price(1)       operating earnings(2)
                                                                                     ------------------     ----------------------
                                                                                                  (in millions)
Pulp(3)............................................................................  US$50/ADMT                $   16.4
Lumber(4)..........................................................................  US$50/MFBM                $   19.9

____________
(1)  Assumed exchange rate of US$0.80 = $1.00.

(2)  Before impact of profit sharing plan.

(3)  Based on annual shipments of 300,000 ADMT.

(4) Based on annual shipments of 345 MMFBM and combined softwood lumber duties of 20.74%.

Foreign Exchange

We sell the majority of our products outside of Canada in U.S. dollars (72% of 2004 revenue; 76% of 2003 revenue; and 73% of 2002 revenue). Consequently, the value of the Canadian dollar versus the U.S. dollar has a major impact on revenue and profitability. The value of the Canadian dollar was US$0.8310 as at December 31, 2004, compared to US$0.7738 as at December 31, 2003.

The impact on earnings of fluctuations in currency rates is somewhat offset by the corresponding fluctuations in our debt service payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, we have a policy of hedging up to 75% of our anticipated U.S. dollar cash receipts with foreign exchange forward contracts of up to 12 months in duration. Foreign currency derivative financial instruments are not used for speculative purposes. In 2004, we utilized US$96 million of U.S. dollar foreign exchange forward contracts under the hedging program, or approximately 67% of our U.S. dollar revenue, and realized benefits of $6.3 million. As at December 31, 2004, we had US$29 million of foreign exchange forward contracts which expire at various dates to August 31, 2005. The average rate of the contracts is US$0.7437 = $1.00. As at December 31, 2004, these contracts had an unrecognized gain of $4.1 million. Based on sales revenue for the year ended December 31, 2004, the effect of a US$0.01 change in the value of the Canadian dollar over the course of the year would impact operating earnings by approximately $2.4 million.

Interest Rate

The interest rate on our existing US$190.0 million aggregate principal amount of 7.75% Senior Notes due 2013 is fixed. We do not currently use any derivative instruments to manage our exposure to changes in market interest rates, nor do we use any instruments to manage our exposure to changes in foreign currency rates with respect to our U.S. dollar denominated debt, nor do we intend to with respect to the Notes.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II
-------

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of the end of the period covered by this report, have concluded that, as at such date, our disclosure controls and procedures were effective in timely alerting them to material information relating to us required to be disclosed in our reports filed or submitted under the Exchange Act. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures within our company to disclose all material information otherwise required to be set forth in our periodic reports.

Changes in Internal Control Over Financial Reporting. There was no change in our internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

William D. Grace is an "audit committee financial expert" as such term is defined under the rules and regulations of the New York Stock Exchange.

ITEM 16B: CODE OF ETHICS

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and persons fulfilling similar functions. The code of ethics is filed as an exhibit to this annual report on Form 20-F for the year ended December 31, 2004. A copy of the code of ethics will be provided to any person without charge upon such person's request in writing to our Chief Financial Officer at the address set forth on the cover of this annual report on Form 20-F.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

We paid the following fees to PricewaterhouseCoopers LLP fees in each of the years ended December 31, 2003 and 2004 for professional services:

Fees                                                     2003                           2004
Audit Fees(1)                                            $95,500                       $122,570
Audit-Related Fees(2)                                     74,500                          5,000
Tax Fees(3)                                               19,700                              -
All Other Fees(4)                                         11,750                              -
                                             ----------------------------- -------------------------------
Total                                                  $201,450                       $127,570
                                             ============================= ===============================

1 Audit fees comprise professional services for the audit of our annual financial statements, review of our interim financial statements, and services normally provided in connection with our statutory and regulatory filings.

2 Audit-Related Fees comprise amounts paid for the audit of expenditures under our FRIP program, consultations on accounting developments and the accounting for potential corporate transactions.

3    Tax Fees comprise amounts paid for tax compliance and advisory services.

4 All Other Fees in 2003 and 2004 comprise amounts paid relating to benchmarking consultations.

Our audit committee approved 100% of the fees paid to PricewaterhouseCoopers LLP in 2003 and 2004 and has adopted a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax compliance, audit services and tax services may be presented to the Audit Committee for pre-approval as a category of services on an annual or project basis. On an annual basis, management is required to update the audit committee in respect of the actual amount of fees in comparison to the pre-approved estimate. All non-audit services not otherwise pre-approved by the audit committee must be pre-approved by the audit committee on an individual basis.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART II
-------

ITEM 17: FINANCIAL STATEMENTS

Not applicable.

ITEM 18: FINANCIAL STATEMENTS

     The Auditor's Report and Financial Statements for the Company are attached hereto as itemized under Item 19(a) and are incorporated herein by reference. Such Financial Statements have been prepared on the basis of Canadian GAAP. A reconciliation to United States GAAP appears in note 21 thereto.

ITEM 19A:         EXHIBITS

(a)  Financial Statements

     (i)  Auditors' Report.
     (ii) Balance Sheets as at December 31, 2003 and 2004.
     (iii) Statements of Earnings for the years ended December 31, 2002, 2003 and 2004.
     (iv) Statements of Retained Earnings for the years ended December 31, 2002, 2003 and 2004.
     (v) Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004.
     (vi) Notes to the Financial Statements.
     (vii) Financial Statement Schedule s are omitted because they are not applicable, not required or because the required information is included in the Financial Statements filed herein.

(b)  Exhibits
     --------

Exhibit Number                                      Description of Exhibit
1.1*          Certificate, Articles of Incorporation and Articles of Amendment
1.2*          By-laws
2.1****       Indenture dated as of November 25, 2003 between the Company and
              The Bank of New York
2.2****       Registration Rights Agreement between the Company and Goldman,
              Sachs & Co. dated November 25, 2003
2.3****       Form of old note (included in Exhibit 4.1)
2.4****       Form of new note (included in Exhibit 4.1)
4.1****       Purchase Agreement between the Company and Goldman, Sachs & Co.
              dated November 20, 2003.
4.2*          Forest Management Agreement dated May 14, 1997 between the
              Minister of Environmental Protection of Alberta and Millar
              Western Industries Ltd.
4.3*          Corporate Services Agreement dated May 13, 1998 between the
              Registrant and Millar Western Industries Ltd.
4.4*          Form of 1994 Performance Bonus Plan of the Registrant
4.5*          Non-Competition Agreement dated as of May 13, 1998 among the
              Registrant, Millar Western Industries Ltd., James B. Millar and
              H. MacKenzie Millar
4.6*          Marketing Agreement dated as of November 1, 1990 among Millar
              Western Management Ltd. and Meadow Lake Pulp Limited
4.7*          Administrative Services Agreement dated October 31, 1990 among
              Millar Western Management Ltd., Millar Western Pulp (Meadow Lake)
              Ltd. and Meadow Lake Pulp Limited Partnership
4.8*          Trademark Licensing Agreement dated May 13, 1998 between the
              Registrant and Industries

4.9****       Credit Agreement dated as of June 27, 2001, as amended, between the Registrant and Canadian Imperial Bank of Commerce
4.10**        PPA Auction Agreement dated July 14, 2000
4.11***       Power Syndicate Agreement (Battle River) dated January 1, 2001
4.12***       Power Syndicate Agreement (Sundance C) dated January 1, 2001
11.1*****     Code of Ethics
12.1*****     Certification of the Chief Executive Officer, H. MacKenzie Millar
              required by 17 CFR 240.15d-14(a).
12.2*****     Certification of the Chief Financial Officer, Joseph R. Concini
              required by 17 CFR 240.15d-14(a).
13.1*****     Certification of the Chief Executive Officer, H. MacKenzie Millar
              required by 17 CFR 240.15d-14(b) and 18 U.S.C. Section 1350.
13.2*****     Certification of the Chief Financial Officer, Joseph R. Concini
              required by 17 CFR 240.15d-14(b) and 18 U.S.C. Section 1350.
---------------
*             Incorporated by reference from the Registrant's Form F-4 filed with the Securities and Exchange Commission (Commission File No.
              333-8960).
**            Incorporated by reference from the Registrant's Form 20-F filed with the Securities and Exchange Commission on June 27, 2001.
***           Incorporated by reference from the Registrant's Form 20-F filed with the Securities and Exchange Commission on June 4, 2002.
****          Incorporated by reference from the Registrant's Form F-4 filed with the Securities and Exchange Commission (Commission File No.
              333-112898).
*****         Filed herewith.

                                    SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                             MILLAR WESTERN FOREST PRODUCTS LTD.

Dated:  June 24, 2005                        By:   /s/ Joseph R. Concini
                                                   -----------------------------
                                                    Joseph R. Concini
                                                    Chief Financial Officer

                                                      PricewaterhouseCoopers LLP
                                                           Chartered Accountants
                                                            Suite 1501, TD Tower
                                                              10088 - 102 Avenue
                                                               Edmonton, Alberta
                                                                 Canada  T5J 3N5

Auditors' Report

To the Shareholder of
Millar Western Forest Products Ltd.

We have audited the balance sheets of Millar Western Forest Products Ltd. as at December 31, 2004 and 2003 and the statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Millar Western Forest Products Ltd. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

                              /s/ PricewaterhouseCoopers LLP

                                                  Chartered Accountants
                                                    Edmonton, Canada
                                                    February 21, 2005

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                              FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2004


--------------------------------------------------------------------------------

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                                 BALANCE SHEETS

                                                                                                     December 31,
                                                                                         -----------------------------------

                                                                                                2004            2003

                                                                                                           (restated-note 2)
                                                                                         ----------------  -----------------

                                                                                         (in thousands of Canadian dollars)

                                                          ASSETS

Current assets
    Cash and cash equivalents..........................................................  $     95,959      $   72,301
    Accounts receivable................................................................        25,805          34,605
    Inventories (note 3)...............................................................        46,144          47,595
    Prepaid expenses...................................................................        10,854           8,271
    Future income taxes (note 15)......................................................           806           3,526
                                                                                         --------------   ------------
                                                                                              179,568         166,298
Property, plant and equipment (note 4).................................................       157,626         152,446
Other assets (note 5)..................................................................        25,563          26,953
                                                                                         --------------   ------------
                                                                                          $   362,757      $  345,697
                                                                                         ==============   ============



                                       LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities
    Accounts payable and accrued liabilities...........................................   $    45,023      $   47,593


Long-term debt (note 7)................................................................       228,760         244,511
Other obligations (note 8).............................................................         5,642           5,394
Future income taxes (note 15)..........................................................        16,973          10,093
                                                                                         --------------   ------------
                                                                                              296,398         307,591

Shareholder's equity
    Share capital (note 9).............................................................             -               -
    Retained earnings..................................................................        66,359          38,106
                                                                                         --------------   ------------
                                                                                          $   362,757      $  345,697
                                                                                         ==============   ============



On behalf of the Board:



-----------------------------              -------------------------------------
J.B. Millar                                H.M. Millar
Chairman                                   President and Chief Executive Officer


    The accompanying notes are an integral part of the financial statements.

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                             STATEMENTS OF EARNINGS

                                                                                  Year Ended December 31,
                                                                     --------------------------------------------------

                                                                         2004              2003               2002
                                                                     ------------   ----------------   ----------------

                                                                             (in thousands of Canadian dollars)
Revenue (note 1)...................................................  $   345,968        $   317,297      $   277,830
Cost of products sold (note 11)....................................      212,451            197,072          177,354
Freight and other distribution costs...............................       47,856             46,934           40,921
Countervailing and anti-dumping duties (note 10)...................       13,657             11,811            2,944
Depreciation and amortization......................................       15,119             16,601           16,731
General and administration.........................................       11,514             12,978           13,391
Severance costs (note 12)..........................................            -                  -            2,298
Employees' profit sharing..........................................        2,504                325                -
                                                                     ------------       ------------     ------------
Operating earnings.................................................       42,867             31,576           24,191
Financing expenses (note 13).......................................      (20,378)           (28,672)         (26,153)
Refinancing charges (note 14)......................................            -            (14,965)               -
Unrealized exchange gain on long-term debt.........................       15,751             47,768            2,208
Other income (note 18(c))..........................................           45              1,490              707
                                                                     ------------       ------------     ------------
Earnings before income taxes.......................................       38,285             37,197              953
Income taxes (note 15).............................................       10,032              1,635              445
                                                                     ------------       ------------     ------------
Net earnings.......................................................  $    28,253         $   35,562       $      508
                                                                     ============       ============     ============



                         STATEMENTS OF RETAINED EARNINGS

                                                                                  Year Ended December 31,
                                                                     --------------------------------------------------

                                                                         2004              2003               2002
                                                                     ------------   ----------------   ----------------

                                                                             (in thousands of Canadian dollars)
Retained earnings, beginning of year..............................   $    37,566         $    2,004       $   21,878
Adoption of new accounting standards (note 2).....................           540                540          (19,842)
                                                                     ------------       ------------     ------------
Retained earnings, beginning of year as restated..................        38,106              2,544            2,036
Net earnings......................................................        28,253             35,562              508
                                                                     ------------       ------------     ------------
Retained earnings, end of year....................................   $    66,359         $   38,106       $    2,544
                                                                     ============       ============     ============



    The accompanying notes are an integral part of the financial statements.

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                            STATEMENTS OF CASH FLOWS

                                                                         2004              2003               2002
                                                                     ------------   ----------------   ----------------

                                                                             (in thousands of Canadian dollars)
Cash provided from (used in)
Operating activities
 Net earnings.....................................................   $    28,253         $   35,562       $      508
 Items not affecting cash:
 Depreciation and amortization....................................        15,119             16,601           16,731
 Future income taxes (recovery)...................................         9,600              1,046             (130)
 Amortization of deferred financing costs.........................           660              5,034              919
 Unrealized exchange gain on long-term debt.......................       (15,751)           (47,768)          (2,208)
 Reforestation expense............................................         6,069              3,736            4,659
 Provision for duties.............................................             -                  -           (2,268)
 Other............................................................            64             (1,404)          (1,249)
                                                                     ------------       ------------     ------------
                                                                          44,014             12,807           16,962
 Reforestation expenditures.......................................        (5,051)            (4,909)          (4,982)
 Payment of other long-term obligations...........................        (1,044)                 -                -
 Increase in other obligations....................................           500                  -                -
                                                                     ------------       ------------     ------------
                                                                          38,419              7,898           11,980
                                                                     ------------       ------------     ------------

Changes in non-cash components of working capital

 Accounts receivable..............................................         8,800               (674)            (488)
 Inventories......................................................         1,451              7,077              791
 Prepaid expenses.................................................        (2,112)             3,046           (1,422)
 Accounts payable and accrued liabilities.........................        (3,308)             1,623            5,757
 Deferred revenue.................................................             -             (6,518)           6,518
                                                                     ------------       ------------     ------------
                                                                           4,831              4,554           11,156
                                                                     ------------       ------------     ------------
                                                                           43,250            12,452           23,136
                                                                     ------------       ------------     ------------

Investing activities
 Additions to property, plant and equipment.......................       (19,354)            (8,795)          (3,480)
 Proceeds on disposal of property, plant and equipment............            73                368              439
 Increase in other assets.........................................          (311)            (6,416)             (30)
                                                                     ------------       ------------     ------------
                                                                         (19,592)           (14,843)          (3,071)
                                                                     ------------       ------------     ------------

Financing activities
 Increase in long-term debt.......................................             -            249,888                -
 Repayments of long-term debt.....................................             -           (210,201)               -
 Repayment of other obligations...................................             -                  -             (932)
                                                                     ------------       ------------     ------------
                                                                               -             39,687             (932)
                                                                     ------------       ------------     ------------
Increase in cash and cash equivalents.............................        23,658             37,296           19,133
Cash and cash equivalents, beginning of year......................        72,301             35,005           15,872
                                                                     ------------       ------------     ------------
Cash and cash equivalents, end of period..........................   $    95,959         $   72,301       $   35,005
                                                                     ============       ============     ============

Supplemental cash flow information

Interest paid.....................................................   $    18,931         $   22,200       $   25,341
                                                                     ============       ============     ============
                                                                     $       686         $      588       $      590
Income taxes paid.................................................   ============       ============     ============


    The accompanying notes are an integral part of the financial statements.

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          NOTES TO FINANCIAL STATEMENTS
              For the Years Ended December 31, 2004, 2003 and 2002
               (Tabular amounts in thousands of Canadian dollars)

1.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Prior to January 1, 2004, the Company, along with other companies in the forest products industry, presented freight and other distribution costs and countervailing and anti-dumping duties as selling expenses that were deducted from gross revenue in the statement of earnings. Effective January 1, 2004, the Canadian Institute of Chartered Accountants ("CICA") introduced new standards for the application of generally accepted accounting principles ("GAAP") which provide guidance on alternate sources to consult with when an issue is not specifically addressed by Canadian GAAP. As a result of applying the new standards, the Company has presented freight and other distribution costs and countervailing and anti-dumping duties as operating costs in the statement of earnings and reclassified the prior period presentation accordingly.

     The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. Because the precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates and approximations which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

     (a)  Cash and cash equivalents

          Cash and cash equivalents is defined as cash on deposit and money-market instruments with maturity dates of less than three months from the date they are acquired.

     (b)  Inventories

          Pulp, lumber and log inventories are recorded at the lower of cost, determined on a first in, first out or average cost basis, and net realizable value. Operating and maintenance supplies are recorded at the lower of average cost and replacement cost.

     (c)  Property, plant and equipment

          Property, plant and equipment for lumber mills is recorded at cost and is depreciated on a straight-line basis to amortize the cost of these assets, less salvage value, over their estimated useful lives. Property, plant and equipment for lumber mills was previously depreciated on a declining balance basis. This change in accounting policy did not have a significant impact on current or prior year's depreciation. Effective January, 2004, the Company implemented the results of a useful life study of the assets which resulted in the following depreciation rates:

             Buildings............................................            5%
             Process equipment....................................            7%
             Mobile equipment.....................................    13% or 20%
             Furniture, office, and computer equipment............    10% or 20%

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          NOTES TO FINANCIAL STATEMENTS
              For the Years Ended December 31, 2004, 2003 and 2002
               (Tabular amounts in thousands of Canadian dollars)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (c)  Property, plant and equipment - continued

          Property, plant and equipment for the pulp mill is recorded at cost and is depreciated on a straight-line basis to amortize the cost of these assets, less salvage value, over their estimated useful lives. The implementation of a useful life study of the assets resulted in the following depreciation rates:

                Buildings...........................................          3%
                Process equipment...................................          4%

          Timber rights are recorded at cost and are amortized on the basis of the volume of timber harvested.

     (d)  Impairment of long-lived assets

          In the event that facts and circumstances indicate that the carrying value of the Company's long lived assets, which include property, plant and equipment, power purchase rights, and timber rights, may be impaired, the Company performs a recoverability evaluation. If the evaluation indicates that the carrying amount of the asset is not recoverable from the undiscounted cash flows, then an impairment loss is measured by comparing the carrying amount of the asset to its fair value.

     (e)  Deferred financing costs

          Financing costs are deferred and amortized on a straight-line basis over the term of the related debt.

     (f)  Power purchase rights

          Power purchase rights are recorded at cost and are amortized on a straight-line basis over the life of the underlying agreements.

     (g)  Reforestation obligation

          The estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber harvested.

     (h)  Revenue recognition

          Revenue is recognized when goods are shipped, title has passed to the customer, amounts are known and collection is reasonably assured. Revenue received in advance of shipment is deferred and recognized when goods are shipped and title has passed to the customer.

     (i)  Interest capitalization

          Interest on the construction of property, plant and equipment is capitalized on specific borrowings required to finance the construction and interest is charged to earnings over the life of the asset as described in note 1(c).

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

     (k)  Foreign currency translation and related financial instruments

          The Company has no operations outside of Canada, however, the Company does have a significant exposure to foreign currency exchange rate movements as a result of its long-term debt and export sales denominated in U.S. dollars.

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          NOTES TO FINANCIAL STATEMENTS
              For the Years Ended December 31, 2004, 2003 and 2002
               (Tabular amounts in thousands of Canadian dollars)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (k)  Foreign currency translation and related financial instruments
          - continued

          Monetary assets and liabilities denominated in U.S. dollars are translated into Canadian dollars at the year-end exchange rate. Revenues and expenses denominated in U.S. dollars are translated at the average exchange rate of the month during which transactions take place. Gains and losses from translation are included in earnings.

          The Company enters into forward exchange contracts to hedge a portion of its expected foreign currency denominated revenue over periods of up to twelve months into the future. The Company accounts for these contracts as a hedge, with resulting gains or losses included in revenue in the same period as the foreign currency denominated revenue is recorded.

     (1)  Employee benefit plans

          The Company has defined contribution plans providing pension benefits to most of its employees. Effective January 1, 2000, the Company established a supplementary defined benefit pension plan for certain key employees. The Company accrues its obligations under the defined benefit plan and the related costs, net of plan assets. The cost of pensions under this plan is determined using the projected benefit method pro rated on service and management's best estimates of expected plan investment performance, salary increases and retirement ages of employees in the plan. The discount rate used to determine the interest cost on the accrued benefit obligation is a market rate based on the yield of high quality debt instruments at the beginning of the year. Past service costs from plan initiation are amortized on a straight-line basis over the average remaining service period of employees. The expected return on plan assets is based on the fair value of plan assets. Cumulative actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the market value of the plan assets are amortized over the expected average remaining service lifetime of active plan members (13 years).

2.   ADOPTION OF NEW ACCOUNTING STANDARDS

     Effective January 1, 2004, the Company adopted a new standard issued by the CICA with respect to accounting for asset retirement obligations which requires that such obligations be measured at fair value. The result of adopting the new standard was a change in the Company's accounting for reforestation obligations. The Company has retroactively adjusted the carrying value of its reforestation obligations, previously reported on a non-discounted basis, which resulted in a net decrease in the liability and an increase in retained earnings of $0.5 million at January 1, 2002. The cumulative effect of adopting this standard was not material to the Company's 2002 or 2003 statement of earnings.

     Effective January 1, 2002, the Company adopted a new standard issued by the CICA with respect to the recognition of unrealized foreign exchange gains or losses. Under the new standard, exchange gains or losses that arise on translation of long-term debt denominated in a foreign currency are included in the determination of earnings for the current period. The Company has adopted the new recommendations retroactively and restated prior years' financial statements. Prior to this change, gains or losses arising from translation of foreign currency denominated long-term debt were deferred and amortized over the remaining term of the debt. The unamortized balance of the deferred exchange loss was netted against long-term debt in the Company's financial statements. As a result of the adoption of this recommendation, retained earnings decreased by $20.4 million as of January 1, 2002.

3.   INVENTORIES

                                                                         2004              2003
                                                                     ------------      -------------
     Logs........................................................... $     9,998         $   15,015
     Pulp...........................................................      15,962             14,284
     Lumber.........................................................      10,650              9,405
     Operating and maintenance supplies.............................       9,534              8,891
                                                                     ------------       ------------
                                                                     $    46,144         $   47,595
                                                                     ============       ============

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          NOTES TO FINANCIAL STATEMENTS
              For the Years Ended December 31, 2004, 2003 and 2002
               (Tabular amounts in thousands of Canadian dollars)

4.   PROPERTY, PLANT AND EQUIPMENT

                                                                                           2004
                                                                     --------------------------------------------------
                                                                                      Accumulated
                                                                         Cost         Depreciation      Net Book Value
                                                                     ------------   ----------------   ----------------
     Lumber mills
       Buildings...................................................  $    26,477         $   10,551       $   15,926
       Process equipment...........................................       85,297             48,293           37,004
       Mobile equipment............................................        8,815              6,625            2,190
       Furniture, office and computer equipment....................       17,046              8,091            8,955
     Pulp mill
       Buildings...................................................       23,081             11,448           11,633
       Process equipment...........................................      186,308            123,783           62,525
     Land..........................................................        2,086                  -            2,086
     Capital projects in progress..................................        8,603                  -            8,603
                                                                     ------------    ---------------     ------------
                                                                         357,713            208,791          148,922
     Timber rights.................................................       17,428              8,724            8,704
                                                                     ------------    ---------------     ------------
                                                                         375,141            217,515          157,626
                                                                     ============    ===============     ============

                                                                                           2003
                                                                     --------------------------------------------------
                                                                                      Accumulated
                                                                         Cost         Depreciation      Net Book Value
                                                                     ------------   ----------------   ----------------
     Lumber mills
       Buildings...................................................  $    26,451         $    7,904       $   18,547
       Process equipment...........................................       84,939             44,631           40,308
       Mobile equipment............................................        8,080              5,957            2,123
       Furniture, office and computer equipment....................        7,223              5,117            2,106
     Pulp mill
       Buildings...................................................       22,997             10,987           12,010
       Process equipment...........................................      189,583            125,766           63,817
     Land..........................................................        2,086                  -            2,086
     Capital projects in progress..................................        3,210                  -            3,210
                                                                     ------------       ------------     ------------
                                                                         344,569            200,362          144,207
     Timber rights...................................................     16,284              8,045            8,239
                                                                     ------------       ------------     ------------
                                                                     $   360,853         $  208,407       $  152,446
                                                                     ============       ============     ============


5.   OTHER ASSETS

                                                                                           2004               2003
                                                                                        ------------     --------------
     Power purchase rights - at cost..............................................       $   20,837       $   20,837
     Less: accumulated amortization...............................................           (4,167)          (3,126)
                                                                                        ------------     ------------
                                                                                             16,670           17,711
                                                                                        ------------     ------------
     Deferred financing costs - at cost...........................................            6,768            6,519
     Less: accumulated amortization...............................................             (714)             (54)
                                                                                        ------------     ------------
                                                                                              6,054            6,465
                                                                                        ------------     ------------
     Notes receivable (note 17(a))................................................            2,410            2,465
     Other........................................................................              429              312
                                                                                        ------------     ------------
                                                                                         $   25,563       $   26,953
                                                                                        ============     ============

     Amortization of power purchase rights for the year was $1,041,000 (2003 - $1,042,000; 2002 - $1,042,000).

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          NOTES TO FINANCIAL STATEMENTS
              For the Years Ended December 31, 2004, 2003 and 2002
               (Tabular amounts in thousands of Canadian dollars)

5.   OTHER ASSETS (Continued)

     Power purchase rights

     The Company invested $20.8 million in 2000 to acquire the rights to a portion of the electricity to be generated from two power plants in Alberta commencing January 1, 2001. These rights represent the Company's entitlement and obligation to purchase approximately 80 megawatts of electrical power, which represents the Company's estimated electrical power requirements at existing capacity for a period of thirteen years and approximately 80% of its requirements for a further seven years at largely predetermined prices. The Company also has the right to resell any electricity not consumed under this arrangement, at prevailing market prices. The Company has agreed that if the present value of the projected cash flows associated with the Power Purchase Rights fall below a certain level, the Company will provide a letter of credit to make up such shortfall. At December 31, 2004 a letter of credit was not required under this arrangement.

     Deferred financing costs

     In November 2003, the Company expensed $4.1 million of deferred financing costs as a result of repaying U.S. $160 million of Unsecured Senior Notes. The charge of $4.1 million is included in refinancing charges (see note
     14). In 2003, the Company capitalized $6.5 million of financing costs relating to the issuance of U.S. $190 million of Unsecured Senior Notes.

6.   REVOLVING CREDIT FACILITY

     The Company has a $50 million revolving credit facility that expires on November 30, 2005 with an option for the Company to extend the maturity for an additional 364 days. The credit facility was undrawn at December 31, 2004, and December 31, 2003. The facility is subject to a borrowing formula based upon the levels of inventory and accounts receivable. The amount available at December 31, 2004 under the facility was $30.9 million (2003 - $37.9 million) of which $3.9 million (2003 - $4.5 million) was committed for letters of credit. The interest rate on this facility is floating and may, at the Company's option, be based upon the Bank Prime Rate, U.S. Base Rate, Bankers Acceptance rates, or LIBOR. Collateral for the facility is a first charge on all accounts receivable and inventory of the Company.

7.   LONG-TERM DEBT
                                                            2004          2003
                                                        -----------  -----------
     Unsecured Senior Notes - U.S. $190,000.............$  228,760    $  244,511
                                                        ===========  ===========

     In 2003, the Company repaid $210 million (U.S. $160 million) of Unsecured Senior Notes bearing interest at a rate of 9 7/8%. Also in 2003, the Company paid a call premium of $10.8 million (U.S. $8.2 million) that is included in refinancing charges (see note 14).

     On November 25, 2003, the Company issued $250 million (U.S. $190 million) of Unsecured Senior Notes due November 15, 2013 that bear interest at a rate of 7.75%, payable semi-annually on May 15 and November 15 of each year. The notes are unsecured obligations of the Company and rank equally and ratebly with all existing and future unsecured indebtedness of the Company.

     The indenture governing the Unsecured Senior Notes contains restrictions on the ability of the Company to incur additional indebtedness, pay dividends or distributions, make investments, issue or repurchase share capital, create liens, or engage in sale and leaseback transactions, mergers, consolidations and sales of assets and transactions with affiliates.

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          NOTES TO FINANCIAL STATEMENTS
              For the Years Ended December 31, 2004, 2003 and 2002
               (Tabular amounts in thousands of Canadian dollars)

8.   OTHER OBLIGATIONS

                                                                                           2004               2003
                                                                                        ------------     --------------
     Reforestation obligations
          Balance, beginning of year................................................     $    6,247       $    7,113
          Accrual for the year......................................................          6,368            4,043
          Expenditures during the year..............................................         (5,051)          (4,909)
                                                                                        ------------     ------------
          Balance, end of year......................................................     $    7,564            6,247
          Less: current portion, included in accrued liabilities....................         (4,214)          (3,539)
                                                                                        ------------     ------------
                                                                                              3,350            2,708

     Other..........................................................................          3,325            4,002
     Less: current portion, included in accrued liabilities.........................         (1,033)          (1,316)
                                                                                        ------------     ------------
                                                                                              2,292            2,686
                                                                                        ------------     ------------
                                                                                         $    5,642    $       5,394
                                                                                        ============     ============

9.   SHARE CAPITAL

     Authorized

     Unlimited number of common shares.

     Issued and fully paid                                 2004          2003
                                                        -----------  -----------
      15,000,001 common shares (2003 - 15,000,001)       $       -    $       -
                                                        ===========  ===========
10.  COUNTERVAILING AND ANTI-DUMPING DUTIES

     In 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations, which resulted in a countervailing duty ("CVD") rate of 18.79% and an anti-dumping duty ("ADD") rate of 8.43%, both to be posted by cash deposits effective from May 22, 2002.

     Since that date, the Canadian government and affected industry participants have initiated a series of challenges to these findings under the North American Free Trade Agreement ("NAFTA") and before the World Trade Organization (the "WTO").

     On September 10, 2004, the U.S. International Trade Commission ("ITC") issued, in response to a NAFTA remand decision, a determination finding that the U.S. lumber industry was not threatened with material injury by reason of lumber imports from Canada. This determination should have resulted in revocation of the CVD and ADD order by the USDOC and return of the duty deposits. Instead, on November 24, 2004 the U.S. government launched an extraordinary challenge to review the legality of the decision of the NAFTA panel. A decision on that review is expected in 2005.

     The CVD deposit rate was reduced to 17.18% effective December 20, 2004 as a result of the final determination in the first administrative review. Also effective December 20, 2004, the ADD deposit rate was reduced to 4.03%.

     The Company has recorded an expense for CVD and ADD equal to the amount paid as cash deposits throughout applicable periods. A refund of deposits will be recorded as income in the period received. As at December 31, 2004, the total amount on deposit from May 22, 2002 related to CVD and ADD was U.S. $15.2 million and U.S. $6.8 million respectively.

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          NOTES TO FINANCIAL STATEMENTS
              For the Years Ended December 31, 2004, 2003 and 2002
               (Tabular amounts in thousands of Canadian dollars)

10.  COUNTERVAILING AND ANTI-DUMPING DUTIES (Continued)

     The Company and other Canadian forest products companies, the Canadian federal and provincial governments (collectively the "Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and dumping determinations made by the ITC and the USDOC. The Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. Canadian Interests have appealed these decisions to NAFTA panels and the WTO. The final amount of CVD and ADD duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on the results of these appeals. Notwithstanding the cash deposit rates established in the investigations, the final liability for the assessment of CVD and ADD duties will not be determined until each annual administrative review process is complete.

11.  COST OF PRODUCTS SOLD

     Cost of products sold in 2002 include electricity related items of a significant and non-recurring nature. In 2002, the Company recorded $1.6 million in electricity costs related to final rate adjustments for electricity consumed in the 2000 year. The Company continues to appeal the final regulatory ruling on the year 2000 power rates and has disputed approximately $1.9 million of the costs accrued.

12.  SEVERANCE COSTS

     In 2002, as a result of a corporate-wide review of operating requirements and staffing levels, the Company implemented a workforce reduction program and recorded $2.3 million in severance costs. The majority of the position reductions were achieved voluntarily.

13.  FINANCING EXPENSES

                                                                         2004              2003               2002
                                                                     ------------     --------------    ---------------
     Interest expense
          Long-term debt...........................................  $    18,797         $   20,617       $   24,765
          Other....................................................          454                360              545
     Amortization of deferred financing costs......................          660                897              919
     Foreign exchange loss (gains) on U.S. dollar cash
       and working capital.........................................          467              6,798              (76)
                                                                     ------------       ------------     ------------
                                                                     $    20,378         $   28,672       $   26,153
                                                                     ============       ============     ============

14.  REFINANCING CHARGES

     During the year ended December 31, 2003, the Company incurred the following refinancing charges relating to the redemption of U.S. $160 million of Unsecured Senior Notes:

     Premium on redemption of long-term debt.......................  $    10,828
     Amortization of deferred financing costs......................        4,137
                                                                    ------------
                                                                     $    14,965
                                                                    ============

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          NOTES TO FINANCIAL STATEMENTS
              For the Years Ended December 31, 2004, 2003 and 2002
               (Tabular amounts in thousands of Canadian dollars)

15.  INCOME TAXES

     The following analysis describes the difference between the effective tax rate reflected in the provision for income taxes and the statutory rates applicable to the Company.

                                                                         2004              2003               2002
                                                                     ------------      -------------    --------------
     Earnings before income taxes .................................. $    38,285         $   37,197       $      953
                                                                     ============      =============     ============

     Income taxes based on combined
       Federal and Provincial income tax rates of 40.6% ............
         (2003 - 41.7%, 2002 - 42.2%)............................... $    15,551         $   15,511       $      402

     Increase (decrease) resulting from:
       Manufacturing and processing deduction ......................      (2,680)            (2,604)             (67)
       Large corporations tax ......................................         523                589              575
       Non-taxable unrealized gain on debt .........................      (3,047)            (4,417)            (389)
       Non-taxable realized gain on debt ...........................           -             (3,459)               -
       Non-taxable income and other items ..........................         (56)              (452)               -
        Effect of reduction in income tax rate .....................        (259)                46              (25)
        Change in valuation allowance ..............................           -             (3,579)             (51)
                                                                     ------------       ------------     ------------
                                                                          (5,519)           (13,876)              43
                                                                     ------------       ------------     ------------
     Income taxes .................................................   $   10,032         $    1,635       $      445
                                                                     ============      =============     ============

     Income taxes - current .......................................   $      432         $      589       $      575
     Future income taxes (recovery) ...............................        9,600              1,046             (130)
                                                                     ------------       ------------     ------------
     Income taxes..................................................   $   10,032         $    1,635       $      445
                                                                     ============      =============     ============

     Significant components of the Company's future tax assets and liabilities are as follows:

                                                                                           2004               2003
                                                                                        ------------     --------------
     Future income tax assets
          Reforestation costs........................................................    $    1,789       $    1,569
          Premium on redemption of debt..............................................             -            2,590
          Other accrued liabilities..................................................           673            1,175
          Other......................................................................           268              169
                                                                                        ------------     ------------
                                                                                         $    2,730       $    5,503
                                                                                        ------------     ------------
     Future income tax liabilities
          Property, plant and equipment..............................................       (14,662)        (10,645)
          Unrealized foreign exchange gain...........................................        (3,549)           (943)
          Deferred financing costs...................................................          (686)           (482)
                                                                                        ------------     ------------
                                                                                            (18,897)        (12,070)
                                                                                        ------------     ------------

     Net future income lax liability.................................................    $  (16,167)      $  (6,567)
                                                                                        ============     ============
     As reported on the balance sheet:
          Future income tax assets...................................................   $       806       $   3,526
          Future income tax liabilities..............................................       (16,973)        (10,093)
                                                                                        ------------     ------------
          Net future income tax liabilities..........................................   $   (16,167)      $  (6,567)
                                                                                        ============     ============

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          NOTES TO FINANCIAL STATEMENTS
              For the Years Ended December 31, 2004, 2003 and 2002
               (Tabular amounts in thousands of Canadian dollars)

16.  EMPLOYEE BENEFIT PLANS

     Defined contribution plans

     The total expense for the Company's defined contribution plans is as follows:
                                                       2004      2003     2002
                                                     --------  -------- --------

     Plans providing pension benefits................$  2,555  $  2,003 $  1,772
                                                     ========  ======== ========

     Defined benefit plan

     On January 1, 2000 the Company established a supplementary defined benefit pension plan for certain key employees. The Company measures its plans assets and obligations on December 31.

     Information regarding this plan is as follows:

                                                                                           2004               2003
                                                                                        ------------     --------------
     Change in benefit obligation:
          Obligation at beginning of year..............................................  $    1,772       $    1,617
          Actuarial gain (loss)........................................................          63              (33)
          Current service cost.........................................................          84               83
          Interest cost................................................................         106              105
                                                                                        ------------     ------------
          Obligation at end of year....................................................  $    2,025       $    1,772
                                                                                        ============     ============

     Change in plan assets, at fair market value:
          Plan assets at beginning of year.............................................  $    1,046       $      738
          Employer contributions.......................................................         277              271
          Actual return on plan assets.................................................          44               37
                                                                                        ------------     ------------
          Plan assets at end of year...................................................  $    1,367            1,046
                                                                                        ============     ============

     Reconciliation of funds status:
          Plan deficit.................................................................  $     (658)      $     (726)
          Unamortized past service costs...............................................         653              719
          Unamortized actuarial loss...................................................         176              115
                                                                                        ------------     ------------
          Net pension asset............................................................  $      171       $      108
                                                                                        ============     ============

     Components of pension expense:
          Current service costs.......................................................   $       84       $       83
          Interest costs..............................................................          106              105
          Amortization of past service costs...........................................          66               66
          Expected return on plan assets..............................................          (42)             (31)
                                                                                        ------------     ------------
          Net expense..................................................................  $      214       $      223
                                                                                        ============     ============

     Plan assets by asset category:
          Equity securities...........................................................           31%              30%
          Debt securities.............................................................           21%              21%
          Other.......................................................................           48%              49%
                                                                                        ------------     ------------
          Total.......................................................................          100%             100%
                                                                                        ============     ============

     The actuarial assumptions used in measuring the Company's benefit plan obligations are as follows:

                                                                                           2004               2003
                                                                                        ------------     --------------
     Discount rate.......................................................................       5.8%              6.0%
     Rate of compensation increase.......................................................       4.0%              4.0%
     Expected long-term rate of return on plan assets....................................       3.5%              3.5%

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          NOTES TO FINANCIAL STATEMENTS
              For the Years Ended December 31, 2004, 2003 and 2002
               (Tabular amounts in thousands of Canadian dollars)

17.  RELATED PARTY TRANSACTIONS

     Related party transactions are recorded at the transacted amount. Management is unable to determine whether the transacted amounts noted below are different from amounts which would have been recorded on similar transactions with unrelated parties.

     (a) Millar Western Industries Ltd. ("Industries"), the parent of the Company, has significant influence over Meadow Lake Pulp Limited Partnership ("Meadow"). The Company incurred the following transactions with Meadow:

                                                                             2004          2003           2002
                                                                          -----------  ------------  -----------
          Commission revenue.............................................  $   4,050    $   3,789     $   3,754
          Administration fee revenue.....................................  $   1,834    $   1,719     $   1,726
          Other expense..................................................  $     655    $       -     $       -
          Included in accounts receivable related to these transactions..  $     471    $   1,833     $   2,511
          Included in accounts payable related to these transactions.....  $     655    $       -     $       -

          Other assets at December 31, 2004 includes a $2,100,000 (2003 - $2,100,000) note receivable from Meadow. This note bears interest at prime plus 1% (5.25% at December 31, 2004; 5.5% at December 31, 2003; 5.5% at December 31, 2002) and is collateralized by a third charge on the assets of Meadow. Repayment of the loan is dependent upon the future cash flows of Meadow, the timing and amount of which are not certain. As a result, the carrying value of the note receivable could vary by a material amount in the near term. No interest income has been accrued in 2004, 2003 or 2002.

     (b) The Company also earned revenue from other companies controlled by Industries' parent as follows:

                                                                             2004          2003           2002
                                                                          -----------  ------------  -----------
          Administration fees.............................................  $    527     $    663      $    590
                                                                          ===========  ============  ===========
          Included in accounts receivable relating to these transactions..  $    101     $     47      $    254
                                                                          ===========  ============  ===========

     (c)  The Company incurred costs charged by Industries as follows:

                                                                             2004          2003           2002
                                                                          -----------  ------------  -----------
          Chemical purchases and other services........................... $   2,727     $  2,803      $  2,674
                                                                          ===========  ============  ===========
          Included in accounts payable relating to these transactions..... $     188     $    451      $    438
                                                                          ===========  ============  ===========

18.  FINANCIAL INSTRUMENTS

     (a)  Foreign currency risk

          The Company realized approximately 72% of its 2004 revenue (2003 - 76%; 2002 - 73%) in U.S. dollars and at December 31, 2004 the Company had $11,342,000 (2003 - $12,168,000) in U.S. dollar denominated accounts receivable.

          In order to reduce foreign currency risk, the Company borrows primarily in U.S. dollars. The Company also enters into forward exchange contracts to manage its foreign currency risk. The Company does not hold or issue foreign currency financial instruments for trading purposes. At December 31, 2004, the Company held contracts to deliver U.S. $29,000,000 (2003 - U.S. $77,000,000) at an average rate of 1.3447 (2003 - 1.3754) expiring at various dates to August 31, 2005. The market rate at December 31, 2004, was 1.2040 (2003 - 1.2869). As at December 31, 2004, the amount of unrecognized gain on forward exchange contracts was $4,080,000 (2003 - $6,815,000).

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          NOTES TO FINANCIAL STATEMENTS
              For the Years Ended December 31, 2004, 2003 and 2002
               (Tabular amounts in thousands of Canadian dollars)

18.  FINANCIAL INSTRUMENTS (Continued)

     (b)  Credit risk

          The Company does not have a significant exposure to any individual customer or counterparty. On product sales from the pulp and lumber segments, the Company may require payment guarantees, such as letters of credit, and obtains credit insurance coverage on a significant portion of its sales.

     (c)  Commodity and other risks

          The Company operates in the forest products sector which is highly competitive and cyclical in nature. The markets for the Company's commodities of pulp and lumber are affected by the global supply and demand for these products. The Company is exposed to market pricing for its commodities. During the years 2004, 2003 and 2002, the Company did not enter into any material financial instruments to mitigate its exposure to changes in the price of pulp or lumber.

          In 2000, the Company entered into an energy contract for the purchase of power from January 1, 2002 until December 31, 2002 that was surplus to the Company's electricity requirements. In 2001, the Company accrued an unrealized loss on these contracts of $5.0 million based on their fair value at year-end. In 2002, the actual realized loss on these contracts was $4.3 million. The impact of these contracts on earnings is included in other income.

     (d)  Fair value

          The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities is estimated to approximate carrying value due to the immediate or short-term maturity of these financial instruments.

          The fair value of notes receivable have not been estimated as the notes are not marketable and are not subject to terms and conditions that would otherwise be available from arm's length parties.

          The fair value of long-term debt at December 31, 2004, is estimated to be $244,773,000 (2003 - $253,680,000) based upon the price at which the debt was trading.

19.  SEGMENTED INFORMATION

     The Company's operations are located in Canada. The Company's reportable segments are strategic business units that manufacture and sell different products. They are managed separately as each business requires different technology and marketing strategies. The Company has two reportable segments: lumber and pulp. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo-mechanical pulp for sale to paper makers worldwide. Included in corporate and other are the combined results from the Company's management and marketing services, unallocated corporate and other expenses.

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

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          NOTES TO FINANCIAL STATEMENTS
              For the Years Ended December 31, 2004, 2003 and 2002
               (Tabular amounts in thousands of Canadian dollars)

19.  SEGMENTED INFORMATION (Continued)

     Product Segment

                                                                                            Lumber
                                                                        -----------------------------------------------
                                                                             2004            2003            2002
                                                                        --------------  -------------   ---------------
     Revenue.........................................................     $   162,081    $  125,721       $  110,876
     Cost of products sold...........................................         108,551        91,247           84,668
     Freight and other distribution costs............................          12,181        12,384            7,730
     Countervailing and anti-dumping duties..........................          13,657        11,811            2,944
     Depreciation and amortization...................................           7,695         5,379            5,709
     Severance costs.................................................               -             -              681
                                                                        --------------  -------------   ---------------
     Operating earnings..............................................     $    19,997    $    4,900       $    9,144
                                                                        ==============  =============   ===============

                                                                                             Pulp
                                                                        -----------------------------------------------
                                                                             2004            2003            2002
                                                                        --------------  -------------   ---------------
     Revenue..........................................................    $   177,475    $  185,404       $  160,834
     Cost of products sold............................................        103,900       105,825           92,686
     Freight and other distribution costs.............................         35,675        34,550           33,191
     Depreciation and amortization....................................          6,706        10,787           10,708
     Severance costs..................................................              -             -            1,340
                                                                        --------------  -------------   ---------------
     Operating earnings...............................................    $     31,194   $   34,242       $   22,909
                                                                        ==============  =============   ===============

                                                                                      Corporate and Other
                                                                        -----------------------------------------------
                                                                             2004            2003            2002
                                                                        --------------  -------------   ---------------
     Revenue..........................................................    $     6,412   $     6,172       $    6,120
     General and administration.......................................         11,514        12,978           13,391
     Depreciation and amortization....................................            718           435              314
     Severance costs..................................................              -             -              277
     Employees' profit sharing........................................          2,504           325                -
                                                                        --------------  -------------   ---------------
     Operating loss...................................................    $    (8,324)   $   (7,566)      $   (7,862)
                                                                        ==============  =============   ===============

                                                                                            Total
                                                                        -----------------------------------------------
                                                                             2004            2003            2002
                                                                        --------------  -------------   ---------------
     Revenue.........................................................     $   345,968    $  317,297       $  277,830
     Cost of products sold and administration........................         223,965       210,050          190,745
     Freight and other distribution costs............................          47,856        46,934           40,921
     Countervailing and anti-dumping duties..........................          13,657        11,811            2,944
     Depreciation and amortization...................................          15,119        16,601           16,731
     Severance costs.................................................               -             -            2,298
     Employees' profit sharing.......................................           2,504           325                -
                                                                        --------------  -------------   ---------------
     Operating earnings..............................................     $    42,867    $   31,576       $   24,191
                                                                        ==============  =============   ===============

     Cost of sales for the lumber segment are net of chip transfers to the pulp segment of $4,996,000 (2003 - $3,868,000; 2002 - $4,926,000).

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          NOTES TO FINANCIAL STATEMENTS
              For the Years Ended December 31, 2004, 2003 and 2002
               (Tabular amounts in thousands of Canadian dollars)

19.   SEGMENTED INFORMATION (Continued)

                                                                                     Year Ended December 31,
                                                                        -----------------------------------------------
                                                                             2004            2003            2002
                                                                        --------------  -------------   ---------------

     Expenditures on property, plant and equipment
       Lumber.........................................................    $     9,952    $    5,802       $    2,110
       Pulp...........................................................          1,902         1,628              893
       Corporate and other............................................          7,500         1,365              477
                                                                        --------------  -------------   ---------------
                                                                          $    19,354    $    8,795       $    3,480
                                                                        ==============  =============   ===============

                                                                                   December 31,
                                                                        --------------------------------
                                                                             2004            2003
                                                                        --------------  -------------
     Identifiable assets
       Lumber.........................................................    $   117,733    $  112,791
       Pulp...........................................................        127,241       130,970
       Corporate and other............................................        117,783       101,936
                                                                        --------------  -------------
                                                                          $   362,757    $  345,697
                                                                        ==============  =============

     The Company's assets are all located in Canada. Revenue is attributed to geographic locations based on shipping destination as follows:

                                                                                     Year Ended December 31,
                                                                        -----------------------------------------------
                                                                             2004            2003            2002
                                                                        --------------  -------------   ---------------
      Geographic Sales
      Revenue
       Canada.........................................................   $     92,319    $   64,251       $   62,755
       United States..................................................         95,480        86,137           69,394
       Europe.........................................................         34,356        54,445           53,150
       Asia...........................................................        123,367       111,129           91,703
       Other..........................................................            446         1,335              828
                                                                        --------------  -------------   ---------------
                                                                         $    345,968    $  317,297       $  277,830
                                                                        ==============  =============   ===============

20.  COMMITMENTS

     Under long-term purchase contracts, the Company has committed to purchase natural gas at pre-determined pricing in amounts totaling:

     Year                                                                 Amount

     2005.................................................................$3,330
     2006.................................................................$2,605

21. RECONCILIATION OF FINANCIAL STATEMENTS FROM CANADIAN GAAP TO UNITED STATES GAAP

     The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The following adjustments and/or additional disclosures would be required in order to present the financial statements in accordance with U.S. GAAP and with practices prescribed by the United States Securities and Exchange Commission for the three years ended December 31, 2004, 2003, and 2002.

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          NOTES TO FINANCIAL STATEMENTS
              For the Years Ended December 31, 2004, 2003 and 2002
               (Tabular amounts in thousands of Canadian dollars)

21. RECONCILIATION OF FINANCIAL STATEMENTS FROM CANADIAN GAAP TO UNITED STATES GAAP (Continued)

     Net earnings and shareholder's equity

     (a) The following summary sets out the material adjustments to the Company's reported earnings and shareholder's equity which would be made in order to conform to U.S. GAAP:

                                                                             2004            2003            2002
                                                                                                       (re-stated note 2)
                                                                        --------------  -------------   ---------------

          Net earnings for the year under Canadian GAAP...............    $    28,253    $   35,562       $      508
          U.S. GAAP adjustments
            Unrealized gain (loss) on forward exchange contracts (b)           (6,815)        5,995            2,446
            Effect on income taxes (c)..................................        2,393        (2,105)            (867)
                                                                        --------------  -------------   ---------------
          Net earnings for the year under U.S. GAAP...................         23,831        39,452            2,087
            Unrealized gain on forward exchange contracts (d)...........        2,647             -                -
                                                                        --------------  -------------   ---------------
          Comprehensive income (d)....................................         26,478        39,452            2,087
          Shareholder's equity under U.S. GAAP, beginning of year......        42,528         3,076              989
                                                                        --------------  -------------   ---------------
          Shareholder's equity under U.S. GAAP, end of year...........    $    69,006    $   42,528            3,076
                                                                        ==============  =============   ===============
          Shareholder's equity under Canadian GAAP, end of year........   $    66,359    $   38,106       $    2,544
                                                                        ==============  =============   ===============

     (b) Under U.S. GAAP, the unrealized gains or losses on forward exchange contracts at December 31, 2003 and 2002 were recorded in earnings for those years because the requirements for hedge accounting under U.S. GAAP were not met. Effective January 1, 2004, the Company met the conditions of Accounting Guideline 13, "Hedging Relationships". As a result of adopting the guideline, the adjustment necessary to reconcile Canadian and U.S. GAAP earnings in 2004 is the amount of the gain that was recognized in U.S. GAAP earnings in 2003 but deferred at December 31, 2003 under Canadian GAAP and therefore recognized in Canadian GAAP earnings in 2004. After the adjustment, accounts receivable under U.S. GAAP for 2003 would be $41,420,000 (2002 - $34,751,000).

     (c) Under U.S. GAAP, after the adjustments noted above, the future current tax asset would be $1,136,000 for 2003 (2002 - future current tax asset of $1,311,000).

     (d) Under U.S. GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The only component of comprehensive income that currently affects the Company's performance is unrecognized gains on forward exchange contracts (as described in Note 18(a)). The amount of deferred gain on forward exchange contracts at December 31, 2004, in the amount of $4,080,000, is shown as a component of comprehensive income, net of related income tax in the amount of $1,433,000. As a result of applying SFAS No. 130, assets under U.S. GAAP would be $366,837,000 and the future tax liability would be $18,406,000.

     (e) Included in general and administrative expenses are bad debt expenses of $Nil in 2004 (2003 - $Nil; 2002 - $Nil).

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          NOTES TO FINANCIAL STATEMENTS
              For the Years Ended December 31, 2004, 2003 and 2002
               (Tabular amounts in thousands of Canadian dollars)

21. RECONCILIATION OF FINANCIAL STATEMENTS FROM CANADIAN GAAP TO UNITED STATES GAAP (Continued)

     Balance Sheet

          The disclosure of the following amounts is required under U.S. GAAP:

                                                                            2004            2003
                                                                        --------------  -------------
          Trade accounts payable........................................  $    33,297    $   36,739
          Interest payable..............................................  $     2,216    $    1,895
          Salary and benefits payable...................................  $     3,088    $    2,699
          Current portion of reforestation obligation...................  $     4,214    $    3,539
          GSTpayable ...................................................  $     1,175    $    1,174
          Current portion of other obligations..........................  $     1,033    $    1,316
          Severance costs payable.......................................  $         -    $      214
          Other.........................................................  $         -    $       17
                                                                        --------------  -------------
                                                                          $    45,023    $   47,593
                                                                        --------------  -------------


          Trade accounts receivable...................................... $    17,655    $   20,453
          Inter-company accounts receivable.............................. $       695    $    1,935
          GST recoverable................................................ $     2,491    $    2,891
          Other.......................................................... $     4,964    $    9,326
                                                                        --------------  -------------
                                                                          $    25,805    $   34,605
                                                                        --------------  -------------

     Recent accounting pronouncements

     In early 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46, "Consolidation of Variable Interest Entities" ("VIEs"). FASB subsequently issued FIN 46-R, a revision of FIN 46. For the purpose of determining the effective date of FIN 46-R, the Company is considered a "Non-public Entity". For all VIEs created before January 3 1, 2003, the Company is not required to adopt Fin 46-R but is required to adopt FIN 46-R by January 1, 2005. For VIEs created after January 31, 2003, the Company must apply the provisions of FIN 46 or FIN 46-R as of the date the Company first became involved with the VIE. This did not result in the consolidation of any VIE's. The Company will adopt FIN 46-R effective January 1, 2005.

     The Canadian Accounting Standards Board ("AcSB") has issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"), which is very similar to FIN 46-R. ACG-15 is effective for years beginning on or after November 1, 2004. The Company expects to adopt AcG-15 effective January 1, 2005.

     FIN 46-R and AcG-15 require the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The Company has considered the application of the recommendations of FIN 46-R and AcG- 15 with respect to contractual arrangements in existence at January 31, 2004 and does not expect that adoption will have a material impact on the Company's financial statements.

22.  COMPARATIVE FIGURES

     Certain 2003 and 2002 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2004.

Exhibit Number                                      Description of Exhibit
1.1*          Certificate, Articles of Incorporation and Articles of Amendment
1.2*          By-laws
2.1****       Indenture dated as of November 25, 2003 between the Company and
              The Bank of New York
2.2****       Registration Rights Agreement between the Company and Goldman,
              Sachs & Co. dated November 25, 2003
2.3****       Form of old note (included in Exhibit 4.1)
2.4****       Form of new note (included in Exhibit 4.1)
4.1****       Purchase Agreement between the Company and Goldman, Sachs & Co.
              dated November 20, 2003.
4.2*          Forest Management Agreement dated May 14, 1997 between the
              Minister of Environmental Protection of Alberta and Millar
              Western Industries Ltd.
4.3*          Corporate Services Agreement dated May 13, 1998 between the
              Registrant and Millar Western Industries Ltd.
4.4*          Form of 1994 Performance Bonus Plan of the Registrant
4.5*          Non-Competition Agreement dated as of May 13, 1998 among the
              Registrant, Millar Western Industries Ltd., James B. Millar and
              H. MacKenzie Millar
4.6*          Marketing Agreement dated as of November 1, 1990 among Millar
              Western Management Ltd. and Meadow Lake Pulp Limited
4.7*          Administrative Services Agreement dated October 31, 1990 among
              Millar Western Management Ltd., Millar Western Pulp (Meadow Lake)
              Ltd. and Meadow Lake Pulp Limited Partnership
4.8*          Trademark Licensing Agreement dated May 13, 1998 between the
              Registrant and Industries
4.9****       Credit Agreement dated as of June 27, 2001, as amended, between the Registrant and Canadian Imperial Bank of Commerce
4.10**        PPA Auction Agreement dated July 14, 2000
4.11***       Power Syndicate Agreement (Battle River) dated January 1, 2001
4.12***       Power Syndicate Agreement (Sundance C) dated January 1, 2001
11.1*****     Code of Ethics
12.1*****     Certification of the Chief Executive Officer, H. MacKenzie Millar
              required by 17 CFR 240.15d-14(a).
12.2*****     Certification of the Chief Financial Officer, Joseph R. Concini
              required by 17 CFR 240.15d-14(a).
13.1*****     Certification of the Chief Executive Officer, H. MacKenzie Millar
              required by 17 CFR 240.15d-14(b) and 18 U.S.C. Section 1350.
13.2*****     Certification of the Chief Financial Officer, Joseph R. Concini
              required by 17 CFR 240.15d-14(b) and 18 U.S.C. Section 1350.

*             Incorporated by reference from the Registrant's Form F-4 filed with the Securities and Exchange Commission (Commission File No.
              333-8960).
**            Incorporated by reference from the Registrant's Form 20-F filed with the Securities and Exchange Commission on June 27, 2001.
***           Incorporated by reference from the Registrant's Form 20-F filed with the Securities and Exchange Commission on June 4, 2002.
****          Incorporated by reference from the Registrant's Form F-4 filed with the Securities and Exchange Commission (Commission File No.
              333-112898).
*****         Filed herewith.