Form 20-F
period 2012-12-31
MILLAR WESTERN FOREST PRODUCTS LTD
filed 2013-03-05
CIK 1064408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

 FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2012

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission file number 333-179957

MILLAR WESTERN FOREST PRODUCTS LTD.
(Exact Name of the Registrant as Specified in its Charter)

Alberta, Canada
(Jurisdiction of Incorporation or Organization)

16640 - 111 Avenue, Edmonton, Alberta, T5M 2S5
(Address of Principal Executive Offices)

Kevin A. Edgson
Millar Western Forest Products Ltd.
16640 – 111 Avenue
Edmonton, Alberta T5M 2S5
(780) 486-8200
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:	NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:	NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	8.50% Senior Notes due 2021

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	15,000,002 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

YES [   ]                                         NO [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES [   ]                                         NO [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [X]                                         NO [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES [   ]                                         NO [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [   ]
International Financial Reporting Standards as issued by the International Accounting Standards Board [X]
Other [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES [   ]                                         NO [X]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

As used in this annual report on Form 20-F (this “annual report”), unless the context otherwise indicates, the term “we”, “our”, "Millar Western" or the "Company" means Millar Western Forest Products Ltd.

PRESENTATION OF FINANCIAL INFORMATION

We prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which we refer to as IFRS. Our first full year of reporting under IFRS was 2011, with a transition date of January 1, 2010, and comparable periods in 2010 being restated. Prior to January 1, 2011, we prepared our financial statements in accordance with Canadian generally accepted accounting principles, which we refer to as Previous GAAP. As a result of the transition to IFRS, certain of our revenue and cost items have been reclassified, which affected the calculation of Adjusted EBITDA and Cash Adjusted EBITDA (each as defined below) in prior periods. Readers should be aware that financial statements prepared in accordance with IFRS may differ in certain respects from financial statements prepared in accordance with U.S. generally accepted accounting principles, which we refer to as U.S. GAAP.

We present our financial statements in Canadian dollars. Except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” or “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars. See Item 3 for exchange rate information between the Canadian dollar and the United States dollar.

NON-GAAP FINANCIAL MEASURES

We define Adjusted EBITDA as operating income plus unrealized other income or expenses, depreciation and amortization. Other income or expense includes both realized and unrealized gains and losses on foreign exchange or commodity hedging, and foreign-exchange impacts on working capital balances, with only the realized portion of such income or expense being included in Adjusted EBITDA and both the realized and unrealized portion being included in the determination of operating earnings. In addition, we define “Cash Adjusted EBITDA” as Adjusted EBITDA plus gains or minus losses related to non-cash inventory valuation adjustments. Neither Adjusted EBITDA nor Cash Adjusted EBITDA is a measure of operating performance or liquidity under IFRS or U.S. GAAP. Such terms, as used in this prospectus, are not necessarily comparable with similarly titled measures of other companies. Management believes that Adjusted EBITDA and Cash Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA and Cash Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, neither Adjusted EBITDA nor Cash Adjusted EBITDA should be considered in isolation or as an alternative to operating earnings, cash flow from operating activities or other combined income or cash flow data prepared in accordance with IFRS or U.S. GAAP. See Item 3: Selected Financial Data for a reconciliation of Adjusted EBIDTA and Cash Adjusted EBITDA to Net Earnings (Loss).

SPECIAL NOTE REGARDING FORWARD LOOKING-STATEMENTS

Certain statements in this annual report are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but, rather, on our current expectations and our projections about future events, including our current expectations regarding:

  the future demand for, and sales volumes of, our lumber and pulp products;
  future production volumes, efficiencies and operating costs;
  increases or decreases in the prices of our products;
  our future stability and growth prospects;
  our business strategies, the measures to implement those strategies and the benefits to be derived therefrom;

  our future profitability and capital needs, including capital expenditures;
  the outlook for and other future developments in our affairs or in the industries in which we participate; and
  the effect on us of new accounting releases.

These forward-looking statements generally can be identified by the use of statements that include words such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will", "predicts", "estimates", "forecasts" or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. These risks and uncertainties are described under "Risk Factors" in Item 3: Key Information.

Any written or oral forward-looking statements made by us or on our behalf are subject to these factors. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report on Form 20-F may not occur. Actual results could differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this annual report are made only as at the date of this annual report. We do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.

GLOSSARY OF CERTAIN TERMS AND DEFINITIONS

The following terms have the following meanings in this annual report:

“AAC” means annual allowable cut, being the amount of timber that may be harvested in any one year as stipulated in the pertinent forest management plan for a Forest Management Unit as approved by the Minister of Environment and Sustainable Resource Development of Alberta;

“ADMT” means air dried metric tonne, a unit of measurement of pulp volume, and “MADMT” means one thousand air dried metric tonnes;

“BCTMP” means bleached chemi-thermo-mechanical pulp, which is pulp produced in a process that uses mild chemicals, heat and mechanical action to separate cellulose fibers;

“BEK” means bleached eucalyptus kraft pulp;

“coniferous” means a type of tree that is cone-bearing and has needles or scale-like leaves, such as spruce, pine or fir;

“Coniferous Timber Quota” means the right to harvest a percentage share of the AAC of coniferous timber within a Forest Management Unit, as approved by the Alberta Minister of Environment and Sustainable Resource Development, allocated on a 20-year basis and renewable thereafter for additional 20-year periods;

“deciduous ” means a type of tree with broad leaves that usually shed annually, such as aspen;

“Deciduous Timber Allocation” means the right to harvest a specified volume of deciduous timber within a designated area, as approved by the Alberta Minister of Environment and Sustainable Resource Development, allocated on a 20-year basis and renewable thereafter for additional 20-year periods;

“dimension lumber” means standard commodity lumber, ranging, in the case of Millar Western, from 1” x 3”s to 2” x 10”s in varying lengths, usually 8’ to 16’;

“FMA” means a Forest Management Agreement between the Alberta Minister of Environment and Sustainable Resource Development and a forest company, generally having a term of 20 years and renewable thereafter for additional 20-year periods, and providing rights to manage, establish, grow, harvest and remove timber in a specified area;

 “foot board measure” or “fbm” or “board foot” means a measure of lumber volume equivalent to a one-foot square board, one inch thick; “mfbm” is one thousand board feet; and “mmfbm” is one million board feet;

“Forest Management Unit” means an area of forest land designated by the Minister of Environment and Sustainable Resource Development of Alberta as a management unit;

“FSC” means the Forest Stewardship Council. FSC was established in 1993 and is a voluntary, international certification and labeling system that promotes responsible forest management and fiber procurement through its sustainable forest management and chain of custody standards;

“hardwood “ is wood obtained from deciduous species of trees, such as aspen;

“Industries” means Millar Western Industries Ltd., the parent company of Millar Western Forest Products Ltd.;

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

“Millar Western FMA” means the FMA between the Minister of Environment and Sustainable Resource Development of Alberta and Millar Western commencing May 14, 1997, in effect for 20 years and renewable thereafter for additional 20-year periods, pursuant to which the Minister has granted rights to us to manage, establish, grow, harvest and remove timber on a perpetual sustained yield basis in the Millar Western forest management area;

“Millar Western forest management area” means the tract of forested land over which we have been given rights to manage, establish, grow, harvest and remove timber on a perpetual sustained yield basis for the term of the Millar Western FMA;

“MSR” means machine stress rated, which is a rating given to lumber in North America that describes its load bearing capability;

“NBSK” means northern bleached softwood kraft pulp;

“Notes” and “Senior Notes”, unless specified as referring to notes appended to our financial statements or to previously issued Senior Notes, mean the Company’s 8.50% Senior Notes, issued in 2011 and due in 2021;

“PEFC” means the Programme for the Endorsement of Forest Certification. Established in 1999, PEFC is a European-based umbrella organization that endorses national forest certification systems developed through multi-stakeholder processes and tailored to meet local conditions. As well as assessing and endorsing national schemes for their consistency with international standards, PEFC maintains its own chain-of-custody standard;

“perpetual sustained yield” means the yield of timber that a forest can produce continuously at a given intensity of management without impairment of the productivity of the land;

“SFI” means the Sustainable Forestry Initiative, a voluntary, third-party, North America-based forest certification program established in 1994. SFI is based on principles and measures that promote sustainable forest management and consider all forest values. It is managed by SFI Inc., an independent, non-profit organization responsible for maintaining, overseeing and improving the sustainable forestry certification program. SFI is endorsed by PEFC;

“softwood” is wood obtained from coniferous species of trees, such as spruce, pine or fir;

“SPF” means spruce, pine and fir, a major category of softwood lumber; and

“wood chips” means pieces of wood approximately one inch square by one-quarter inch thick resulting from the cutting of logs in chippers, or as a by-product of the lumber manufacturing process, that are typically used as a feedstock in the pulp making process.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

A.	Selected Financial Data

The selected historical financial data presented below as at and for each of the years in the three-year period ended December 31, 2012, have been derived from, and should be read together with, our audited financial statements and the accompanying notes included elsewhere in this annual report. Our audited financial statements are reported in Canadian dollars and have been prepared in accordance with IFRS.

Our earlier audited financial statements were prepared in accordance with Previous GAAP, which differs from IFRS in certain respects. The selected historical financial data presented below as at and for each of the years in the two-year period ended December 31, 2009, have been derived from, and should be read together with, our audited financial statements prepared in accordance with Previous GAAP, which are not included in this annual report.

The selected historical financial data presented below are qualified in their entirety by the more detailed information appearing in our financial statements and the related notes, as well as Item 5, “Operating and Financial Review and Prospects,” and other financial information included elsewhere in this annual report. Historical results are not necessarily indicative of results expected for any future period.

	Year ended December 31,
	2012		2011		2010
Statements of earnings data:			(in thousands)
IFRS
Revenue	$332,401		$284,682		$295,383
Cost of products sold	241,039		207,019		183,863
Freight and other distribution costs	53,222		48,563		49,565
Depreciation and amortization	13,641		11,349		11,029
General and administration	13,781		15,516		12,651
Employees' profit sharing	-		413		1,115
Other expenses (income) (2)	7,650		(25,751)		9,843
Operating earnings	3,068		27,573		27,317
Foreign exchange gain (loss) on borrowings	4,641		(5,518)		10,716
Financing expenses (1)	(20,425)		(20,847)		(17,460)
(Loss) earnings before income taxes	(12,716)		1,208		20,573
Income taxes (recovery) expense	(4,457)		1,437		2,914
Net (loss) earnings for the year	$(8,259)		$(229)		$17,659
Actuarial losses- net of tax recovery	317		220		986
Comprehensive (loss) income for the year	$(8,576)		$(449)		$16,673

Other data:
IFRS
Adjusted EBITDA (3)	$22,755		$39,009		$41,709
Ratio of earnings to fixed charges (4)	0.4	x	1.1	x	2.2	x

Shipments:
Pulp (MADMT)	322		311		287
Lumber (MMFBM)	520		411		404
Average revenue
Pulp ($ per ADMT)	553		577		644
Lumber ($ per MFBM)	296		256		272

Balance sheets data:
	Year ended December 31,
	2012		2011		2010
IFRS	(in thousands)
Cash	$24,674		$31,630		$45,064
Restricted cash	$18,824		$-		$-
Total assets	$382,175		$369,748		$344,482
Financial Liabilities - borrowings	$222,745		$223,554		$202,458
Shareholder's equity	$72 620		$81 526		$84 225

	Year ended December 31,
	2009	2008
Statements of earnings data:	(in thousands)
Previous GAAP
Revenue	$255,010	$329,562
Cost of products sold	186,636	223,450
Freight and other distribution costs	53,391	69,774
Depreciation and amortization	21,011	21,763
General and administration	12,329	13,040
Employees' profit sharing	-	-
Operating (loss) earnings	(18,357)	1,535
Foreign exchange gain (loss) on borrowings	31,730	(43,073)
Financing expenses (1)	(18,097)	(18,210)
Other (expenses) income (5)	(10,156)	33,083
(Loss) before income taxes	(14,880)	(26,665)
Income taxes (recovery)	(7,397)	(5,145)
Net (loss) for the year	$(7,483)	$(21,520)

U.S. GAAP
Operating (loss) earnings	$(18,357)	$1,535
Net loss	$(7,992)	$(22,029)

Other data:
Previous GAAP
Adjusted EBITDA (3)	$(4,910)	$52,112
Ratio of earnings to fixed charges (4)	0.2 x	- x

Shipments:
Pulp (MADMT)	296	285
Lumber (MMFBM)	353	477
Average revenue
Pulp ($ per ADMT)	567	693
Lumber ($ per MFBM)	246	276

Balance sheets data:

	2009	2008
Previous GAAP	(in thousands)
Cash	$61,186	$46,411
Total assets	$336,138	$382,476
Financial Liabilities - borrowings	$215,939	$248,371
Shareholder's equity	$69,764	$77,247

U.S. GAAP
Total assets	$338,055	$385,363
Shareholders' equity	$70 979	$79 332

(1)	Financing expenses consists of interest expense, amortization of deferred financing costs and bank charges. See note 20 to our audited financial statements included elsewhere in this annual report.

(2)

Other (expense) income includes the gain or loss on disposal of property, plant and equipment, foreign exchange gains or losses on U.S. dollar cash and working capital, and realized and unrealized gains or losses on derivative contracts. See note 19 to our audited financial statements included elsewhere in this annual report.

(3)

We define Adjusted EBITDA as operating income plus unrealized other income or expenses, depreciation and amortization. Other income or expense includes both realized and unrealized gains and losses on foreign exchange or commodity hedging, and foreign-exchange impacts on working capital balances, with only the realized portion of such income or expense being included in Adjusted EBITDA and both the realized and unrealized portion being included in the determination of operating earnings. In addition, we define Cash Adjusted EBITDA as Adjusted EBITDA plus gains or minus losses related to non-cash inventory valuation adjustments. Neither Adjusted EBITDA nor Cash Adjusted EBITDA is a measure of operating performance or liquidity under IFRS, Previous GAAP or U.S. GAAP. Adjusted EBITDA, as used in this annual report, is not necessarily comparable with similarly titled measures of other companies. Management believes that Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, Adjusted EBITDA should not be considered in isolation or as an alternative to operating earnings, cash flow from operating activities or other combined income or cash flow data prepared in accordance with IFRS, Previous GAAP or U.S. GAAP.

(4)

We calculate the ratio of earnings to fixed charges by dividing fixed charges into net income (loss) before provision for income tax expense (recovery) plus fixed charges. Fixed charges consist of interest expense – net, plus amortization of deferred financing expense. For the years ended December 31, 2012, 2009 and 2008, the deficiency in the ratio of earnings to fixed charges to achieve a one-to-one ratio was $12.7 million, $14.9 million and $26.7 million, respectively.

(5)	Other (expense) income includes the gain or loss on disposal of property, plant and equipment, foreign exchange gains or losses on U.S. dollar cash and working capital.

Adjusted EBITDA and Cash Adjusted EBITDA are calculated from net earnings as follows:

	Year ended December 31,
	2012	2011	2010
IFRS	(in thousands)
Net (loss) earnings for the year	$(8,259)	$(229)	$17,659
Income taxes (recovery) expense	(4,457)	1,437	2,914
Other expenses	6,046	87	3,363
Foreign exchange gain (loss) on borrowings	4,641	(5,518)	10,716
Financing expenses	20,425	20,847	17,460
Depreciation and amortization	13,641	11,349	11,029
Adjusted EBITDA	$22,755	$39,009	$41,709
Negative (positive) impact of inventory
valuation adjustments	(1,963)	1,242	(2,166)
Cash Adjusted EBITDA	$20,792	$40,251	$39,543

	Year ended December 31,
	2009	2008
Previous GAAP	(in thousands)
Net loss for the year	$(7,483)	$(21,520)
Income taxes recovery	(7,397)	(5,145)
Other expenses (income)	2,592	(4,269)
Foreign exchange gain (loss) on borrowings	31,730	(43,073)
Financing expenses	18,097	18,210
Depreciation and amortization	21,011	21,763
Adjusted EBITDA	$(4,910)	$52,112
Negative (positive) impact of inventory
valuation adjustments	(1,611)	(4,090)
Cash Adjusted EBITDA	$(6,521)	$48,022

EXCHANGE RATE DATA

The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the Bank of Canada’s closing rate on such dates:

	2012	2011	2010	2009	2008
Low	0.9618	0.9480	0.9307	0.7698	0.7731
High	1.0327	1.0607	1.0054	0.9748	1.0241
Period end	1.0051	0.9833	1.0054	0.9515	0.8210
Average	1.0000	1.0110	0.9706	0.8757	0.9381

The following table sets forth, for each of the last six months, for Canadian dollars expressed in U.S. dollars, the low and high exchange rates based on the closing rate as described above:

	Last six months
	February	January	December	November	October	September
Low	0.9696	0.9900	1.0028	0.9943	0.9986	1.0082
High	1.0048	1.0188	1.0178	1.00950	1.0272	1.0371

On March 4th, 2013, the Bank of Canada’s closing rate was US$0.9730 = $1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the following factors in addition to the other information set forth in this annual report. The following risks could materially and adversely affect our business, our financial condition or results of operations, or our ability to make payments under our outstanding indebtedness.

Our business is of a cyclical nature and prices of, and demand for, our products and our results of operations may fluctuate significantly based on market factors.

Our financial performance is principally dependent on the selling prices of, and the demand for, the pulp and lumber products we sell. Prices and demand for such products have fluctuated significantly in the past and may fluctuate significantly in the future. For example, from 2008 to 2012, prices for our pulp and lumber have ranged from a high of US$713 per ADMT and US$381 per mfbm, respectively, to a low of US$422 per ADMT and US$134 per mfbm, respectively. The markets for pulp and lumber are highly cyclical and affected by such factors as global economic conditions, demand for pulp and paper, residential and commercial construction in North America and Asia, changes in industry production capacity and inventory levels and other factors beyond our control. Market conditions, demand and selling prices for our products may decline from current levels. Any prolonged or severe weakness in the market for any of our principal products would adversely affect our business, financial condition, results of operations and cash flows.

The Softwood Lumber Agreement on Canadian softwood lumber shipments to the United States could have a negative effect on our profitability.

The Softwood Lumber Agreement (SLA) was signed on September 12, 2006, to address a longstanding trade dispute between Canada and the United States and, specifically, to resolve litigation arising from, and trade measures imposed following, the expiry of a prior softwood lumber trade agreement between the two countries in March 2001. Effective for a term of seven years commencing October 12, 2006, with an option to renew for two additional years, the SLA brought about the revocation of American countervailing and anti-dumping duties on Canadian lumber shipments to the U.S. On January 23, 2012, Canada and the U.S. announced that the SLA would be extended for two years, to October 2015, without modification to any other agreement terms.

Under the SLA, export charges are imposed on Canadian lumber shipments to the U.S. when the price of lumber is at or below US$355 per thousand board feet, and additional surge penalties are imposed on shipments from certain regions, including Alberta, when shipments from that region exceed a prescribed level in a given month. The export charges vary according to the market price of lumber, and range from 0 to 15%; the additional surge penalties, when applied, are set at 50% of the current export charge and so range from 0 to 7.5% .

Given the monthly average benchmark lumber prices recorded during the period, U.S.-bound Alberta lumber shipments, including our shipments, have been subject to a 15% export charge in all but eight months since the SLA came into effect in October 2006. Because Alberta received a market-share allocation that was less than its historic shipment levels, and because U.S. lumber consumption has been in decline, Alberta lumber exports have frequently exceeded the monthly surge-trigger level during the term of the SLA, thereby also becoming subject to the additional surge penalty.

The charges and penalties imposed under the SLA have had a negative effect on our results of operations. Sales of lumber to the United States represented approximately 10% of our revenue for the year ended December 31, 2012. If the U.S. deems Canada or Canadian regions to be out of compliance with the terms of the SLA, it may refer the matter to a binding dispute-settlement process, and if Canada or such Canadian regions are determined to be out of compliance with the agreement, penalties, including additional export charges, may be imposed. If such a judgment is made affecting Alberta, the imposition of any such penalties could have a negative effect on our profitability.

Intense global competition could limit our ability to effectively market our products, which could have a negative impact on our revenue and profitability.

We compete in North American and overseas export markets with numerous forest products companies, including very large integrated firms that have greater financial resources than we do. Our lumber segment also competes indirectly with firms that manufacture substitutes for wood building materials. While the principal basis for competition is price, we also compete on the basis of customer service, quality and product type. Our competitive position is influenced by the availability, quality and cost of fiber, energy and labor, plant efficiencies and productivity and foreign currency fluctuations. Some of our competitors may have lower fiber, energy, labor or other costs than we do, or less stringent environmental and other governmental regulations to comply with than we do. Other competitors may be less leveraged than we are and, therefore, have greater financial flexibility than we do. In addition, variations in the exchange rates between the Canadian dollar and the U.S. dollar, and between the U.S. dollar and local currencies in each of our export markets, also affect the relative competitive position of our products when compared to our competitors outside of Canada. Our ability to compete in the markets to which we export our products is also dependent upon free access and transportation costs to such markets. If we are unable to compete effectively, our revenue could decline, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not have the capital required to maintain our facilities and grow our operations.

The production of lumber and pulp is capital intensive. We expect capital expenditures to be approximately $12 million in 2013, $6 million of which would be for maintenance of business projects. Capital expenditures to fund maintenance projects at our existing facilities are expected to average between $5 million to $7 million per year for the foreseeable future. However, these annual capital expenditures may vary due to fluctuations in requirements for maintenance, unforeseen events and changes to environmental or other regulations that require capital for compliance. Although we maintain our production equipment with regular periodic and scheduled maintenance, key pieces of equipment in our various production processes may need to be repaired or replaced before such repair or replacement is scheduled. If we do not have sufficient funds or such repairs or replacements are delayed, the costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are exposed to currency exchange risk that could reduce cash flow available to fund our operations and cause our reported earnings to fluctuate materially.

Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, as prices for our products are largely denominated in U.S. dollars or linked to prices quoted in U.S. dollars. In 2012, approximately 64% of our sales were denominated in U.S. dollars (2011, 69%; 2010, 72%), while most of our operating costs were incurred in Canadian dollars. Therefore, an increase in the value of the Canadian dollar relative to the U.S. dollar reduces the amount of revenue we realize, in Canadian dollar terms, from sales made in U.S. dollars, which reduces our operating margin and the cash flow available to fund our operations.

In addition, we are exposed to currency exchange risk on our debt, including the Senior Notes and interest thereon, and assets denominated in U.S. dollars. Since we present our financial statements in Canadian dollars, any change in the value of the Canadian dollar relative to the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of our U.S.-dollar-denominated debt and assets into Canadian dollars. Consequently, our reported earnings could fluctuate materially as a result of foreign-exchange translation gains or losses.

To mitigate the impact of foreign-exchange volatility on our earnings, we typically enter into foreign-exchange forward contracts and/or options to partially hedge our exposure to fluctuations in exchange rates. However, hedging transactions may not be successful in materially reducing our exposure to exchange rate fluctuations.

A reduction in our fiber supply could affect our ability to operate.

Fiber is the primary raw material in our products; therefore, maintaining long-term fiber security is important to our business. We obtain approximately 59% of our fiber requirements, based on full production capacity, from the Millar Western Forest Management Agreement, or Millar Western FMA, Coniferous Timber Quotas and Deciduous Timber Allocations issued by the Alberta Minister of Environment and Sustainable Resource Development, each of which is issued for a period of 20 years and is renewable, provided we have met our obligations under the agreement. Our FMA, representing approximately 23% of our fiber requirements, and one of our Coniferous Timber Quotas, representing less than one percent of our fiber requirements, expire in 2017, and the balance of our quotas and allocations have expiry dates ranging between 2021 and 2031. The FMA, quotas or allocations may not be renewed or extended on acceptable terms. In addition, the Millar Western FMA and such quotas and allocations contain terms or conditions that could, under certain circumstances, result in a reduction in the amount of fiber available to us. Any losses to fiber allocations under our land- and volume-based tenures could affect our ability to maintain current mill operating rates.

In 2005, the Alberta government introduced the Healthy Pine Forest Strategy in response to the then-worsening mountain pine beetle situation in British Columbia. It called for increased harvesting levels in mature and over-mature pine stands to reduce their vulnerability to infestation and improve overall forest health. Subject to the forest management planning process and approval by Alberta Environment and Sustainable Resource Development, companies can harvest volumes in excess of historical annual allowable cut volumes to address the infestation concern; however, to ensure long-term sustainability of the forest resources, companies that employ these surge cuts may experience a reduction in their annual allowable cuts in future years. Our 2007-2016 annual allowable cuts for our tenure areas have been adjusted to reflect the Healthy Pine Forest Strategy and show increases of an average of 42% in our FMA and four of our Coniferous Timber Quotas over annual allowable cut levels stated in our most recent detailed forest management plan. If these surge volumes are fully harvested, then annual allowable cuts could fall by an average of 8.5% below the volumes stated in our detailed forest management plan, for a ten-year period beginning in 2017. The drop-down will begin to take effect in our FMA area in 2017, and in the affected Coniferous Timber Quotas during the period 2024 to 2028. We have implemented a series of intensive forest management practices to improve forest growth and yield, to mitigate these potential annual allowable cut reductions; however, we may have to supplement our existing timber supply with additional open-market timber purchases after 2016, the availability and cost of which are unknown at this time.

The Government of Alberta has initiated the Land-Use Framework process in response to significant land-use pressures arising during a period of rapid economic expansion and population growth in the province. The Alberta government has divided the province into seven regions and intends to develop land-use plans for each of the regions that effectively balance competing economic, environmental and social demands. While we view this process as beneficial in providing long-term certainty regarding resource development, it presents a risk in that the government could increase the amount of land set aside for conservation purposes at the expense of lands currently allocated to the forest products industry for timber production. One regional plan, the Lower Athabasca Regional Plan, is now complete, and called for timber volume losses in areas supplying our Boyle operations to meet conservation objectives. To compensate for these volume losses, the Alberta government allocated to us equivalent timber volumes in other locations, with the result that there was no net impact on Boyle's fiber supply. Two additional plans, one for the Upper Athabasca region and the other for the Upper Peace region, could have volume implications for our Whitecourt and Fox Creek operations; however, the planning processes associated with these plans are yet to begin. The Alberta government may not compensate us for any volume reductions that may result. The loss of fiber supply to this process could have a material adverse effect on our business, financial condition, results of operation and cash flows.

In addition to fiber from government tenures, we also rely on fiber acquired through multi-year fiber exchange and supply contracts to satisfy approximately 29% of our requirements. These multi-year fiber agreements expire between 2019 and 2021. While all are renewable, we may not be able to extend these contracts beyond their expiry. If these contracts are not renewed, we may be without sufficient fiber to maintain current production levels, which could have a material adverse effect on our business, financial condition, results of operation and cash flows. Under the terms of our multi-year fiber exchange and supply contracts, we provide other companies with wood residuals such as chips, shavings, fines and hog, which are by-products of the lumber manufacturing process. These materials, historically considered waste, are converted by third parties into products ranging from pulp and medium density fiberboard to electricity. If the multi-year fiber-exchange contracts are not renewed upon expiry, we could incur revenue reductions and/or additional disposal costs. Fiber availability or manufacturing disruptions could also impair our ability to provide these by-products in specified quantities and put us in breach of contractual obligations. These outcomes could have a material adverse effect on our business, financial condition, results of operations and cash flows.

An increase in our fiber costs could have a negative impact on our earnings.

The availability of an economic fiber supply is one of the most important factors affecting the performance of forest products companies. The costs of our fiber, including fees charged for fiber, logging and transportation, and market prices for purchased fiber, have historically fluctuated and could increase in the future. Any significant increase in the cost of fiber could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The government imposes stumpage fees on all timber harvested on government-owned land and also holds companies responsible for reforestation and reclamation costs. Amendments to government legislation or regulatory regimes may change stumpage-fee structures payable in relation to the harvesting of timber and may increase the costs through the imposition of additional and more stringent reforestation and silvicultural standards. A material increase to the stumpage rates applicable to the Millar Western FMA, our Coniferous Timber Quotas or our Deciduous Timber Allocations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

While approximately 88% of our fiber requirements are met through our government timber allocations and fiber exchange and supply agreements with other companies, we purchase the balance of our fiber requirements on the open market. Accordingly, our operations could be affected by changes in the supply and demand for, and the prices of, purchased fiber.

We rely on independent contractors to harvest timber and haul logs from the forest to our operations. Contractor shortages arising from strong workforce competition in Alberta may require us to increase compensation levels, which could negatively affect costs, and also could impede our ability to maintain sufficient log supplies in our yards to sustain current mill operating rates. Delivered timber costs are also vulnerable to rising fuel prices and also to log-haul distances. Depending on the harvesting rotation, we may be travelling greater distances to access our fiber, which could also contribute to higher costs. These outcomes could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to harvest timber is subject to natural events that are beyond our control and that could have a negative impact on our operations.

Our ability to harvest timber is subject to natural events such as forest fires, adverse weather conditions, insect infestation, disease and prolonged drought. The occurrence of any of these events could adversely affect our ability to harvest timber, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In 2006 and 2009, Alberta experienced major in-flights of mountain pine beetle from British Columbia, firmly establishing the insect in our province and threatening mature pine stands. Learning from British Columbia’s experience, the Alberta government responded swiftly with a multi-level Mountain Pine Beetle Action Plan to curb the beetle’s impact. Key activities include enhanced beetle detection and control, along with harvesting and regeneration of infested pine stands. Building on the provincial plan, we led the development of a regional plan for central Alberta, home to our Whitecourt and Fox Creek operations, which brought greater integration and coordination to industry and government detection, control and harvesting programs.

These efforts, along with an absence of further in-flights from British Columbia and natural mortality during recent winters, have reduced local mountain pine beetle populations within our operating area, as evidenced by surveys conducted by Alberta Environment and Sustainable Resource Development. However, the mountain pine beetle remains present in the forests of Alberta’s central region and an ongoing risk to mature pine stands in the area. Any significant increase in mountain pine beetle populations could negatively affect merchantable pine stands and have a material adverse effect on our business, financial condition, results of operations and cash flows.

Environmental and other government legislation and regulations could increase our cost of doing business or restrict our ability to conduct our business.

We are subject to a wide range of general and industry-specific environmental and other laws and regulations imposed by federal, provincial and local authorities in Canada, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. We are also subject to reforestation requirements and had an accrued liability of $15.2 million at December 31, 2012 (2011, $15.2 million; 2010, $15.8 million), for future reforestation obligations. Our failure to comply with applicable environmental and safety laws and regulations, and the permit requirements related thereto, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of equipment or remedial actions, any of which could result in significant capital expenditures or reduced results of operations. In addition, future events, such as any changes in environmental or other laws and regulations, including any new legislation that might arise or any change in interpretation or enforcement of laws and regulations, may result in additional expenditures or liabilities. These could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In 2009, the Government of Alberta passed the Electrical Statutes Amendment Act that exempts major electrical transmission projects that are deemed to be critical by the Alberta government from the normal needs and cost assessment processes of the Alberta Utilities Commission (AUC). This has led to concerns that the public and stakeholders would not be offered sufficient opportunity to provide input into potential projects and that, as a result, Alberta's transmission infrastructure would be overbuilt, at the expense of ratepayers. As a concession to those concerned about the impacts of the legislation, the Alberta government introduced follow-up legislation in 2012 that returned needs assessment responsibility to the AUC; however, the requirement for AUC oversight is applicable only to future projects and not to several large projects that have already been approved. With industry responsible for 61% of the transmission costs in Alberta, and considering that we are a major electricity consumer, this legislation could have significant cost implications for us going forward.

If environmental or other regulatory approvals, licenses or permits are delayed, restricted or not renewed, a variety of operations on our timberlands or at our facilities could be delayed or restricted.

In connection with a variety of operations on our properties, we are required to make regulatory filings with governmental agencies. Any of these agencies could delay review of or reject any of our filings, which could delay or restrict our manufacturing or logging operations, potentially resulting in an adverse effect on our operating results. For example, while our three sawmills operate, in accordance with provincial legislation, under a code of practice that governs environmental aspects of their activities, our pulp mill operates under an environmental permit that is granted by an agency of the Government of Alberta and is due to expire on November 1, 2014, if not renewed on or before that date. If we are unable to extend or renew this or any other material approval, license or permit, or if there is a delay in renewing such approvals, licenses or permits, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Our ability to sell our products could be compromised if environmental certifications are not achieved or renewed, which could have a negative impact on our business, financial condition, results of operations and cash flows.

Sales of our products, especially pulp, are increasingly dependent upon our ability to achieve and maintain certification under internationally recognized standards for sustainable forest management and wood-fiber chain of custody. Certifications that we currently hold may be terminated for failure to meet the requirements of the certification standard, which could result in lost product sales. As well, existing standards could become more onerous or new certifications may be deemed necessary by customers, resulting in additional costs. Any of these developments could cause our business, financial condition, results of operations and cash flows to be materially adversely affected. For more details regarding our certifications, see Item 4, “Business Overview – Material effects of government regulation – Forest certification”.

Our sole shareholder has the ability to direct our operations, and its interests may conflict with the interests of the noteholders.

Our parent, Industries, holds, directly and of record, all of our outstanding common shares. Millar Western Industries Ltd. is wholly owned by Hualkeith Investments Ltd., a corporation controlled by our co-chairmen of the board of directors, brothers James B. Millar and H. MacKenzie Millar, and other members of the Millar family. James B. Millar and H. MacKenzie Millar together control 55.6% of the outstanding equity of Hualkeith. The Millar family may have interests that differ from those of noteholders and, therefore, may make decisions that are adverse to their interests.

Our business is subject to many operational risks for which we may not be adequately insured.

Our business is subject to the risks associated with operating pulp mills and sawmills and with logging, such as unforeseen equipment breakdowns, power failures, fires, floods, environmental issues, severe weather and other events that could result in a temporary or prolonged shutdown of any of our operations. A shutdown at any of our operations could materially adversely affect our business, financial condition, results of operations and cash flows. Although we maintain insurance, including business interruption insurance, we may incur losses beyond the limits of, or outside the coverage of, such insurance. From time to time, various types of insurance for companies in the pulp and lumber industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. For example, we do not insure and cannot get insurance against losses of standing timber from any cause, including fire, and insurance against certain environmental risks may not be available on commercially acceptable terms. In addition, premiums for our existing coverage may increase substantially, and we may be unable to maintain our current insurance coverage.

Changes to costs and benefits arising from our power purchase rights could adversely affect our profitability. Effective January 1, 2001, we entered into two Power Syndicate Agreements (Battle River and Sundance C, respectively) with an affiliate of Capital Power Corporation (formerly EPCOR Utilities Inc.) and three other industrial participants in Alberta for the purpose of sharing the rights and responsibilities defined in two corresponding Power Purchase Arrangements, which we refer to as our power purchase rights. In May 2006, we consolidated our power purchase rights under the Sundance C Power Syndicate Agreement and the corresponding Power Purchase Arrangement, which we refer to as the PPA, pursuant to a Swap and Purchase Agreement among us, CP Energy Marketing LP (formerly EPCOR Merchant and Capital LP) and Capital Power Corporation. The PPA, which is set to expire on December 31, 2020, gives us, along with all other parties to the Sundance C Power Syndicate Agreement, the right to the generation capacity and substantially all of the associated electricity output from certain existing generating units in the Province of Alberta. We and such other parties are obligated to pay the owner of the generating units the costs of maintaining and operating the units according to cost schedules set out in the PPA.

The power purchase rights effectively reduce our exposure to fluctuations in market electricity rates. In 2012, we estimate that the power purchase rights provided us savings of $14.2 million (2011, $22.9 million; 2010, $9.6 million), compared to what we would have paid for power at market rates and, therefore, comprised a meaningful component of our operating performance. The agreements governing our power purchase rights contain termination provisions that are effective upon the occurrence of a force majeure event. If our power purchase rights were terminated, we would be exposed to fluctuations in market electricity rates, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Although we, along with all other parties to the PPA, have provided financial commitments in relation to the agreement, the other parties to the agreement may fail to perform their obligations over the term of the agreement, which could diminish the benefits we receive from the arrangement. A failure by Capital Power Corporation, in particular, could adversely affect the savings we realize from our power purchase rights.

Under the PPA, our financial commitment requires us to provide a letter of credit covering the shortfall that would occur if the net present value of the cash flows associated with the power purchase rights were to fall below a specified level. There has been no requirement to provide such a letter of credit to date, but we may be required to provide one in the future. If we are required to provide such a letter of credit in a large amount, it would limit the amount of credit available to us under our revolving credit facility, which could have a material adverse effect on our liquidity.

The owner of the Sundance power plant notified us in 2012 of a force majeure claim regarding a plant outage that had occurred in 2011. We have an interest in the PPA for the affected plant units and were thus contractually obligated to pay the plant owner $4.4 million, representing our share of the claimed amount, in advance of a final determination as to whether or not a force majeure situation, as specified in the PPA, occurred. We took a provision of $1.9 million in 2012, and the outstanding balance is $2.6 million. We are of the view that the outage did not meet the PPA-specified tests for such a determination and that we should receive reimbursement upon resolution of the claim. The claim may not be resolved in our favor, however, and we may not receive such reimbursement.

We have significant indebtedness, which could weaken our financial condition and limit our ability to fulfill our obligations under our outstanding indebtedness.

We have a significant amount of indebtedness and significant debt service obligations. The following table sets forth our total indebtedness, total shareholder’s equity, total capitalization and ratio of total indebtedness to total capitalization:

	2012	2011	2010
		(in millions)
Total indebtedness	$309.6	$288.2	$260.3
Total shareholders' equity	$72.6	$81.5	$84.2
Total capitalization	$382.2	$369.7	$344.5

Ratio of total indebtedness to total capitalization	81.0%	78.0%	75.6%

This high degree of leverage could have important consequences. For example, it could:

  make it more difficult for us to satisfy our obligations with respect to our outstanding indebtedness;
  increase our vulnerability to adverse economic and industry conditions;
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

Our ability to make payments on and to refinance our indebtedness, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash in the future. Our cash flow is subject to general economic, industry, financial, competitive, operating, regulatory and other factors that are beyond our control. Our business may not generate cash flow in an amount sufficient to enable us to repay our indebtedness or to fund our other liquidity needs. We estimate that we will need to generate approximately $26.5 million of cash to fund our interest and maintenance capital expenditure requirements in 2013. We may need to refinance all or a portion of our indebtedness on or before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

  our financial condition at the time;
  restrictions in the indenture governing our Senior Notes and the terms governing our revolving credit facility; and
  other factors, including the condition of the financial markets or the forest products industry.

If we do not generate sufficient cash flow from operations, and if additional borrowing, refinancing, or proceeds of asset sales are not available to us, then we may not have sufficient cash to enable us to meet all of our obligations.

We may be able to incur additional indebtedness, which could further exacerbate the risks associated with our substantial indebtedness.

Although the terms governing our revolving credit facility and the indenture governing the Senior Notes (the “indenture”) contain restrictions on the incurrence of additional indebtedness, additional indebtedness incurred in compliance with these restrictions could be substantial. As at December 31, 2012, we would have been permitted to borrow up to $46.5 million under our revolving credit facility. In addition, the indenture does not prevent us from incurring obligations, such as trade payables and operating leases that do not constitute indebtedness. If we incur additional indebtedness or other obligations, the related risks could be magnified.

The agreements governing our indebtedness contain significant restrictions that limit our operating and financial flexibility.

The agreements governing our indebtedness contain covenants that, among other things, limit our ability to:

  incur additional indebtedness;
  pay dividends and make distributions;
  repurchase stock;
  make certain investments;
  transfer or sell assets;
  create liens;
  enter into transactions with affiliates;
  issue or sell stock of subsidiaries;
  create dividend or other payment restrictions affecting restricted subsidiaries; and
  merge, consolidate, amalgamate or sell all or substantially all of our assets to another person.

In addition, our revolving credit facility requires us to maintain specified financial ratios, and we may be unable to meet such ratios. All of these restrictions may limit our ability to execute our business strategy. Moreover, if operating results fall below current levels, we may be unable to comply with these covenants. If that occurs, our lenders could accelerate our indebtedness, in which case, we may not be able to repay all of our indebtedness.

The ability to enforce civil liabilities in Canada under U.S. securities laws may be limited.

We are incorporated under the laws of the Province of Alberta and substantially all of our assets are located in Canada. All of our directors and officers reside in Canada, and most of their assets are located in Canada. It may not be possible, therefore, to effect service of process within the United States upon us or our directors and officers. There is uncertainty as to the enforceability (1) in an original action in Canadian courts, of liabilities predicated solely upon United States federal securities laws and (2) of judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal securities laws in Canadian courts. Therefore, persons in the United States may not be able to secure judgment against us or our directors and officers in a Canadian court or, if successful in securing a judgment against us or them in a U.S. court, may not be able to enforce such judgment in Canada.

ITEM 4: INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated as Millar Western Forest Products Ltd. under the Business Corporations Act (Alberta) on September 8, 1997, and had no operations or cash flows from September 8, 1997, to May 12, 1998. On May 13, 1998, we acquired all of the forest products operations of our parent company, Millar Western Industries Ltd.

(Industries) and its subsidiaries. The predecessor of Industries was first incorporated in 1919 and began logging and sawmilling operations in the Whitecourt area in 1922. Industries completed construction of the Whitecourt pulp mill in 1988 and acquired the Boyle sawmill in 1993. We completed construction of the current Whitecourt sawmill in 2001. We acquired the Fox Creek sawmill in 2007, and rebuilt it in 2010-11 at a cost of approximately $60 million, approximately $38 million of which was provided through an insurance settlement. In 2012, we acquired a 100% interest in a related company, Chickadee Creek Energy Inc. (CCEI), which was immediately wound up and dissolved; prior to such acquisition, CCEI was a wholly owned subsidiary of Industries. In 2012, we commenced construction at our Whitecourt pulp mill of a bio-energy project that is expected to cost $42 million and to be financed through $27.5 million in government grants and $13 million in interim financing. We have no subsidiaries.

Our head office is located at 16640 - 111 Avenue, Edmonton, Alberta, T5M 2S5, and our registered office is located at 2900 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, T5J 3V5. Our telephone and facsimile numbers are (780) 486-8200 and (780) 486-8282, respectively. Our authorized capital consists of an unlimited number of common shares, of which 15,000,002 were issued and outstanding as at December 31, 2012.

Our agent for service of process in the United States is CT Corporation System, 111 8th Avenue, New York, New York 10011 (212) 894-8700.

B.	Business Overview

We are an integrated forest products company active in Alberta, Canada, that produces and markets hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP, and softwood lumber. In the twelve months ended December 31, 2012, we recorded total revenue of $332.4 million, Adjusted EBITDA of $22.7 million and a net loss of $8.3 million.

We own and operate four production facilities in Alberta, including a BCTMP mill and a sawmill at an integrated complex in Whitecourt and a sawmill in Boyle. In 2011, we completed the reconstruction and start-up of a new sawmill at Fox Creek that replaced a mill that had been extensively damaged in a fire in August 2008. In 2012, we began construction of a bio-energy project (BEP) adjacent to the Whitecourt BCTMP mill that will convert organic matter in pulp-mill waste into green energy, for consumption by our pulp operations; completion and startup of the BEP are slated for early 2014.

Our Whitecourt pulp mill produces hardwood, softwood and blended grades of pulp and has an annual production capacity of 320,000 ADMT. Our BCTMP is sold internationally for use in the production of a diverse range of paper products, including coated and uncoated printing and writing papers, paperboard, specialty papers, tissue and toweling.

Our sawmills produce kiln-dried dimension lumber from spruce, pine and fir, or SPF, for the residential and commercial construction industries. We also produce higher-margin grades, such as machine-stress-rated, or MSR, lumber for load-bearing applications, as well as specialty products, such as decking. Our Whitecourt, Boyle and Fox Creek sawmills have annual capacities of 330 mmfbm, 140 mmfbm and 120 mmfbm, respectively. Historically, our lumber has sold principally in Canada and the United States; however, China is now a regular destination for our products, and a small percentage of certain higher-margin grades is shipped to Japan.

Principal markets

Our production of both pulp and lumber provides a diversified revenue base. From 2008 to 2012, 54% of our total revenue came from pulp sales and 46% came from lumber sales. This balance of pulp and lumber production has enabled us to weather cyclical swings in each of the two distinct markets. In addition, the geographic and product-line diversity of our customers mitigates the impact of a downturn in demand in any one region or product category.

The geographic distribution of our revenue for the periods indicated is shown in the following table.

Geographic Sales Revenue

	2012	2011	2010
	(in thousands)
Canada	$110,166	$82,966	$80,926
U.S.	56,342	41,084	52,192
Europe	36,441	43,263	43,019
Asia	119,690	107,924	105,446
Other	9,762	9,445	13,800
	$332,401	$284,682	$295,383

Pulp

Our pulp, BCTMP, is sold for use in a wide variety of applications, including paperboard, coated and uncoated papers, tissue and towels, and specialty and other papers. Our corporate marketing staff, supported by an international network of independent sales agents, markets pulp to all major pulp consuming regions, including Europe, Asia, and North America.

BCTMP is used by papermakers in combination with kraft pulps, primarily to add bulk and opacity to the paper sheet. It is our defined marketing strategy to keep a diversified portfolio of customers, both geographically and by end use, to mitigate pulp market volatility.

The following table shows the approximate distribution of our pulp sales by end-use for the past three years.

Distribution of Pulp Sales, by End Product

	2012	2011	2010
Paperboard	47%	41%	34%
Coated & uncoated papers	31%	36%	42%
Tissue & towel	13%	12%	15%
Specialty & other	9%	11%	9%

As shown in the table above, there has been significant growth in the sale of our pulp for use in multi-ply paperboard, where BCTMP provides a significant functional advantage and is used as the primary source of fiber in the middle plies of the sheet. This increased use of BCTMP in the manufacture of paperboard is also evident in the changing geographic distribution of our pulp sales and, specifically, rising sales to Asia, a region that has seen strong growth in paper-making capacity and, particularly, in paperboard capacity.

The following table shows the approximate distribution of our pulp sales by geographic location.

Distribution of Pulp Sales, by Geographic Market

	2012	2011	2010
Asia	64%	60%	59%
Western Europe	19%	23%	22%
North America	12%	12%	12%
Other	5%	5%	7%

In 2012, our top five pulp customers represented approximately 53% of all the pulp we sold.

Lumber

Our sawmills produce kiln-dried SPF dimension lumber for use in residential and commercial construction, as well as higher-margin grades, such as MSR, J-grade and appearance grade, and specialty products, such as decking and rough fencing. Since 2005, we have focused on developing specialty products that are less subject to commodity price fluctuations. These products represent approximately 14% of our total production and are sold directly to end users. The remainder of our production is sold through a supply chain that includes retail stores, stocking distributors and wholesale companies. As the commodity market has improved, we have steadied our supply into these specialty markets, maintaining a position large enough to manage market risk, but not so significant that it would impair our ability to benefit from the improving commodity market. The following table shows the approximate distribution of our lumber sales by grade.

Distribution of Lumber Sales, by Grade

	2012	2011	2010
Commodity	62%	60%	65%
J-grade & appearance	15%	17%	13%
MSR	9%	9%	10%
Specialties	14%	14%	12%

The principal markets for our lumber products are Canada, the United States, China and Japan. Lumber sales within North America are handled by sales staff located in our Edmonton corporate office. All offshore sales are conducted through an international marketing consortium, Interex Forest Products Ltd. of Vancouver, of which we are a 17% owner. The following charts show the approximate distribution of our lumber sales by geographic region.

Distribution of Lumber Sales, by Geographic Market

	2012	2011	2010
Canada	72%	66%	70%
U.S.	18%	13%	20%
China	7%	18%	8%
Japan	3%	3%	2%

In 2012, our top five lumber customers represented approximately 46% of all the lumber we sold.

Seasonality

We conduct a significant amount of its log harvesting and hauling in the winter months, creating a seasonal build-up of working capital. Harvesting usually begins in the fourth quarter, with the balance of harvesting and most hauling activities occurring in the first quarter of the following year. The build-up of log inventory is typically valued at approximately $40 million, with $5 million to $10 million worth of logs accumulated in the fourth quarter, depending on weather conditions, and the rest realized in the following year’s first quarter. These log inventories are consumed through the year and reach minimum levels in the third quarter. This seasonal working capital build-up and reduction has a significant impact on our liquidity through the year.

Sources and availability of raw materials

Fiber

The availability of a secure and economic fiber supply is one of the most important factors affecting the performance of forest products companies. Fiber supply self-sufficiency is a key competitive element, because direct control and management of timber resources largely insulates an operator from fluctuations in the market price of fiber. Approximately 88% of the fiber requirement for our pulp mill and sawmill facilities is supplied from timber resources held under long-term agreements with the Government of Alberta or supplied through multiple-year agreements with other forest products companies, providing a high level of fiber-supply security and cost stability. We purchase the balance of our fiber requirements on the open market. Our fiber costs are subject to variation depending on factors including the period’s harvesting locations and delivery distances from forest to mill, weather conditions, and normal competitive market pressures related to our harvesting and hauling contractors. We pay fees, referred to as stumpage, to the Alberta government for all fiber harvested from government-owned lands. Stumpage rates are subject to escalation related to the market price of end products, but remained at the base rate throughout 2012.

In May 1997, we entered into an FMA with the Alberta Minister of Environment and Sustainable Resource Development, which we refer to as the Millar Western FMA, pursuant to which the Minister has granted us rights to manage, establish, grow, harvest and remove timber on a perpetual sustained yield basis in a designated area, which we refer to as the Millar Western forest management area. The Millar Western FMA is in effect for 20 years and is renewable every 10 years thereafter for additional 20-year terms. The Millar Western FMA provides that the Alberta Minister of Environment and Sustainable Resource Development may withdraw from the forest management area (i) any land which cannot be harvested without causing substantial harm to the environment, (ii) any land determined to be required for human or physical resource development of the Province of Alberta, (iii) any land required for commercial and industrial facilities and (iv) any land that is not capable of producing timber. In the event of such withdrawal, the government will compensate the holder for certain costs and losses associated with such withdrawal. There have been no material withdrawals of land from the Millar Western FMA since its inception.

Our coniferous annual allowable cut, or AAC, from the Millar Western FMA and Coniferous Timber Quotas is approximately 1,238,000 cubic meters. The deciduous AAC from the Millar Western FMA and Deciduous Timber Allocations is approximately 385,000 cubic meters. We have entered into several multi-year fiber exchange and purchase contracts with other companies, through which we receive up to 665,000 cubic meters of coniferous timber and up to 140,000 cubic meters of deciduous timber annually.

The following table sets out our AAC under our current long-term provincial tenure and fiber available annually under our other fiber agreements:

	Coniferous	Deciduous

	(cubic meters)

Forest Management Agreement (1)	396,000	231,000
Coniferous Timber Quotas (2)	842,000	—
Deciduous Timber Allocations (3)	—	154,000
Exchange agreement and supply contracts (4)	665,000	140,000
Total annual fiber supply:	1,903,000	525,000

(1)	Net of third party allocations. Expires 2017 and is renewable for additional terms of 20 years.
(2)	Expire 2017 to 2026 and are renewable for additional terms of 20 years.
(3)	Expire 2027 and are renewable for additional terms of 20 years.
(4)	Exchange and purchase agreements expire 2019 to 2021.

In addition to deciduous logs, the Whitecourt pulp mill requires approximately 90,000 bone dry units of coniferous chips per year. This requirement is supplied entirely by chip residuals from our Whitecourt sawmill, with surplus chips sent to other manufacturers under multi-year fiber-exchange agreements.

In previous years, we did not harvest our full AAC under the Millar Western FMA, Coniferous Timber Quotas or Deciduous Timber Allocations. With approval from Alberta Environment and Sustainable Resource Development, these non-sustainable volumes can be carried over for harvest in future years. Our coniferous carry-over volume from the Millar Western FMA and Coniferous Timber Quotas is approximately 1.6 million cubic meters. The deciduous carryover from the Millar Western FMA and Deciduous Timber Allocations is approximately 1.3 million cubic meters. Upon approval, these carry-over volumes will be available for use over the next 1 to 15 years, depending upon the disposition.

Energy

We use both electricity and natural gas as sources of energy in our pulp and lumber operations. Fluctuations in the price of electricity can have a significant impact on our cost of products sold. Electricity costs in 2012 represented approximately 28% of our manufacturing costs for pulp and approximately 4% of our manufacturing costs for lumber. In January 2001, we acquired long-term power purchase rights to insulate our pulp and lumber operations from volatility in the electricity market. The benefit of these rights is allocated to each operating segment based on its electricity consumption.

Natural gas is used for heating and in the drying process for both pulp and lumber and, based on 2012 costs, represents approximately 3% of the total manufacturing cost of pulp and 1% of the total manufacturing cost of lumber.

Electricity. Effective January 1, 2001, we entered into two Power Syndicate Agreements with an affiliate of EPCOR Utilities Inc. and three other industrial participants in Alberta for the purpose of sharing the rights and responsibilities defined in two Power Purchase Arrangements, which we refer to as the PPAs. We invested $20.8 million to acquire a 5.83% share in the PPAs, which were previously acquired by EPCOR in accordance with a Power Auction Agreement in 2000 during the deregulation of the electricity market in Alberta. Effective May 1, 2006, we sold our interest in one of the agreements and concurrently acquired a greater interest in the remaining agreement. These transactions were accounted for as a sale and purchase, respectively, to reflect their commercial substance, resulting in a gain of $32.7 million, an increase in long-term debt of $15.6 million and an increase in other assets of $46.9 million. In 2009, EPCOR divested its power generation assets, which included its PPA arrangements, to a new company, Capital Power Corporation.

The PPAs are 20-year agreements that give the holder the right to the generation capacity of, and substantially all the associated electricity output from, certain existing generating units in the Province of Alberta. The PPA holder is obligated to pay the owner of the generating units the costs of maintaining and operating the units, according to cost schedules set out in the PPAs. There are no net settlement provisions in the PPAs.

Through our participation in the syndicate, in 2012 we had indirect control over electrical generating capacity of approximately 592,000 megawatt hours. The PPA expires in 2020. In 2012, the 592,000 megawatt hours represented slightly more than our current electricity requirements. The electrical energy required for our operations and that provided through the PPA are approximately equal. To this extent, our electricity costs are the costs specified in the schedules to the PPAs plus transmission costs, which mitigates our exposure to the fluctuations in market electricity rates.

In 2009, the Government of Alberta passed the Electrical Statutes Amendment Act, which exempts major electrical transmission projects that are deemed to be critical by the Alberta government from the Alberta Utilities Commission's (AUC’s) normal needs and cost assessment processes. As a concession to those concerned about the impacts of the legislation, the government introduced follow-up legislation in 2012 that returned needs assessment responsibility to the AUC; however, the requirement for AUC oversight is applicable only to future projects and not to several large projects that have already been approved. With industry responsible for 61% of the transmission costs in Alberta, and considering that we are a major electricity consumer, this legislation could have significant cost implications for us going forward.

Natural gas. The natural gas used at our facilities is supplied under annual supply contracts that are subject to market prices. From time to time, we manage our gas price exposure by entering into commodity price forward contracts. We also have rights to a natural gas storage facility located in Saskatchewan that enables us to dampen seasonal market price variations by storing gas during periods of low gas pricing and withdrawing gas during periods of higher pricing.

Other Commodities

Water. Water is supplied under contract to our Whitecourt and Boyle facilities by the Town of Whitecourt and the Village of Boyle, respectively. The Fox Creek mill supplies its own water from onsite wells.

Chemicals. Our Whitecourt pulp mill’s requirements for hydrogen peroxide, which is the main chemical used in our pulp bleaching process, are supplied from a plant located in Alberta under an agreement that expires in 2014 and that provides us with relatively stable pricing over its term. Caustic soda, also used in the bleaching process, is provided by a major producer under a contract that provides for market-based pricing and that expires December 31, 2013, but will be automatically renewed on an annual basis unless cancelled by one of the parties. Other bleaching chemicals used in our Whitecourt pulp mill are supplied by third parties under varying contract terms. Magnesium sulphate used in our Whitecourt pulp mill is produced and supplied by Industries, pursuant to a contract. See Item 7, Section B, “Related party transactions”.

Government regulation

Environmental matters

Our operations are regulated primarily by the Environmental Protection and Enhancement Act (Alberta), which we refer to as the AEPEA, and the Fisheries Act (Canada). We have instituted environmental controls to monitor our operations to confirm they are in compliance with regulated parameters of both provincial and federal authorities. Under the AEPEA, the sawmills operate in accordance with the terms of a code of practice that governs environmental aspects of their activities, and the pulp mill operates in accordance with an environmental permit that is due for renewal on or before November 1, 2014.

Our Whitecourt pulp mill does not use chlorine compounds and therefore does not generate any chlorinated by-products such as dioxins or furans. The pulp mill has an extended aeration activated biomass wastewater treatment system. The biomass produced as a waste product from the system is used as a soil conditioner on agricultural lands, and as feedstock at a local biomass-fueled electrical generating station. Wood waste from the Whitecourt pulp mill and sawmill is sent to the same power station, to generate renewable electricity, and wood waste from the Boyle sawmill is sent to a neighboring pulp mill for energy generation. The Fox Creek mill is the only company facility that continues to dispose of its wood waste by incineration; however, we are actively seeking alternatives in advance of the expiry of the mill’s wood waste-burner permit in 2015.

The Whitecourt pulp mill is currently developing a $42 million bio-energy project that will install anaerobic hybrid digesters in advance of the existing aerobic effluent treatment system, to produce a biogas that will be used to generate electricity. Besides reducing purchased energy costs and allowing for pulp production increases, the project is expected to significantly cut greenhouse gas emissions, reduce freshwater intake, improve the quality of treated wastewater discharged to a local river, and reduce the production of biomass and associated impacts of land-spreading.

All forest areas we harvest are reforested to the standards required under the Timber Management Regulations (Alberta). Since 2007, we have spent $34.9 million on reforestation and as at December 31, 2012, had an accrued liability of $15.2 million for future reforestation.

Climate Change and Emissions Management Act

In 2007, the Province of Alberta passed a revision to the “Climate Change and Emissions Management Act” that sets out intensity-based carbon emission reduction targets. Large emitters, defined as those producing more than 100,000 tonnes of CO2 equivalent per year, are required to reduce their emission intensity by 12 percent. In lieu of reductions, organizations can remit to a technology fund the amount of $15 for every tonne of CO2 generated over 100,000 tonnes or buy an equivalent amount of provincially-approved offset credits, which normally trade below $15 per tonne. Our PPA is linked to a coal-fired electricity plant that qualifies as a large emitter, making us responsible for a proportion of penalties associated with its CO2 emissions. In 2012, we were responsible for approximately 79,941 tonnes of CO2 equivalent emissions. To address this obligation, we intend to apply offset credits of 71,967 tonnes of CO2 emitted, earned through energy reduction projects independently verified and registered with provincial authorities, with the balance to be provided either by the purchase of offset credits or through payments into the technology fund.

Forest certification

We have taken a leadership role in the development and implementation of progressive forest management practices aimed at enhancing timber yields while protecting diverse forest values and maintaining healthy forest ecosystems. To provide independent verification of the sustainability of our forest management activities and legality of our timber procurement systems, we have sought certification under several third-party audited, internationally-recognized environmental standards.

In 1995 and 1996, respectively, our Whitecourt and Boyle woodlands operations were certified to FORESTCARE, a comprehensive code of practice developed by the Alberta forest industry and one of North America’s earliest independently-audited forest management standards. In 2005 Whitecourt’s and Boyle’s environmental management systems were certified to the ISO 14001 standard. Our Whitecourt FMA area achieved certification to the Canadian Standards Association’s CSA-Z809 standard for sustainable forest management in 2006. In 2009, rather than renewing its CSA certification, Whitecourt elected instead to seek certification to the Sustainable Forest Initiative (SFI) standard, due to its greater compatibility with our tenure system. Our Boyle woodlands operations achieved SFI certification in 2011. All our volume and land-based tenures are now certified to the SFI standard. To satisfy different customer preferences, our Whitecourt and Boyle operations are certified under two international chain-of-custody standards: the Programme for the Endorsement of Forest Certification (PEFC) and the Forest Stewardship Council. Chain of custody certification assesses wood tracking systems to ensure responsible wood sourcing.

Standard	Type	Expiry
Whitecourt Woodlands
		(includes Fox Creek)	Boyle Woodlands
FORESTCARE	Comprehensive Code of Practices	December 2013	December 2014
ISO 14001	Environmental Management System	January 10, 2015	January 10, 2015
Sustainable Forestry Initiative (SFI)	Sustainable Forest Management	January 10, 2015	January 10, 2015
Programme for the Endorsement of Forest Certification (PEFC)	Chain of Custody	December 2, 2015	December 2, 2015
Forest Stewardship Council	Chain of Custody	April 25, 2014	June 7, 2016

Provincial stumpage fees

The Government of Alberta imposes stumpage fees on all timber harvested on government-owned land. The timber on such land is owned by the Province of Alberta, and stumpage fees are a form of harvest tax that is assessed on a market-based fee structure. Under the stumpage system for coniferous timber, the amount of the stumpage fee increases or decreases, under a formula, with the benchmark lumber price of kiln-dried 2x4 Two and Better Western SPF. This relationship effectively lowers our softwood fiber costs when lumber prices are low. The stumpage system applies to all logs harvested from the Millar Western FMA and Coniferous Timber Quotas. Reduced stumpage rates apply to marginal timber, pulpwood and timber affected by fire or insects. The government’s stumpage system for deciduous timber is also market-based. Stumpage rates do not apply to wood harvested from private lands.

C.	Organizational Structure

Not applicable.

D.	Property, Plants and Equipment

We own and operate four production facilities in Alberta: a BCTMP mill and a sawmill at an integrated complex in Whitecourt, and sawmills in Boyle and Fox Creek.

Pulp

Our BCTMP mill, located at Whitecourt, Alberta, commenced commercial production in July 1988. The pulp mill was constructed at a cost of approximately $205 million and was designed to produce 210,000 ADMT per year. Since start up, we have increased the production capacity of the plant by 52%, to 320,000 ADMT per year, without significant capital investment but, rather, through a focus on mill optimization and continuous improvement.

BCTMP Mill Operating History

Our BCTMP mill is a two-line facility that employs a technologically and environmentally advanced process that uses heat, mild chemicals and mechanical action to produce totally chlorine-free hardwood (aspen), softwood (SPF), and blended pulps for use in the production of coated and uncoated printing and writing papers, paperboard, specialty paper, tissue and toweling.

All hardwood chips used in the pulping process are produced on site, and all the softwood chips are supplied by the Whitecourt sawmill, located on the same site.

We are currently constructing a bio-energy project at our Whitecourt pulp mill. This project will install anaerobic hybrid digesters in advance of the mill’s existing aerobic effluent treatment system, to produce a biogas that will be used to generate electricity. In addition to cutting greenhouse gas emissions, reducing fresh water intake and improving the quality of treated wastewater discharged to a local river, the project is expected to significantly reduce mill operating costs by cutting consumption of purchased energy and other inputs and allowing for pulp production increases. The project is expected to cost $42 million and to be financed through $27.5 million in government grants and $13 million in interim financing. Completion and startup of the project are slated for early 2014.

Lumber

We own and operate three sawmills, located at Whitecourt, Boyle and Fox Creek, Alberta. The sawmills have a combined annual capacity of 590 mmfbm of SPF lumber, produced for North American and offshore markets in dimensions from 1” x 3” to 2” x 10” and lengths from 8’ to 16’. The mills’ products include construction lumber for residential and commercial uses, MSR lumber for engineered roofing and load-bearing applications and other higher-value grades and specialty products, including J-grade for the Japanese housing market.

Sawmill Operating History

The Whitecourt mill site has been home to a series of sawmills since 1926. In June 2001, we completed construction of our current mill, at a total cost of $42.6 million, which was funded from operating cash flow. This project significantly improved the efficiency of the Whitecourt lumber operation, increased the quality of its products and reduced its manufacturing costs. In 2005-6, we invested $16.6 million in the addition of a new drying kiln and installation of a small-log line to further increase the efficiency of processing the smaller-diameter logs that are a significant portion of the mill’s total log supply. In addition to the sawmill, our Whitecourt lumber operations comprise four natural-gas-fired dry kilns and a high-speed planer mill.

We acquired the Boyle sawmill assets and related Coniferous Timber Quotas in September 1993. Our post-acquisition capital expenditure program significantly improved the sawmill’s competitiveness and profitability, including increasing its capacity by approximately 100%. Further capital improvements were made in 2004-5, with the installation of a new drying kiln and a small-log line at a cost of $10.3 million. The Boyle sawmill is a two-line operation that has a 140 mmfbm/year-capacity when operating on two shifts, but is currently running on a single-shift basis. Other major equipment includes two dry kilns and a planer mill.

In June 2007, we entered into an agreement to purchase a sawmill located at Fox Creek, along with related lumber manufacturing and timber assets. The sale closed August 1, 2007, and we took possession of assets including a three-line, 45 mmfbm/year-capacity sawmill, a planer mill, a kiln, log inventory and mobile equipment. The purchase also included 140,000 cubic meters of timber in quotas and 65,000 cubic meters available through third-party agreements. The total purchase price, funded from operating cash flow, was $22 million, which included log inventory valued at $3 million and mobile equipment and a maintenance shop valued at $1 million, for a net price of $18 million. On August 29, 2008, a fire broke out while the sawmill was in operation, destroying most of the sawmill building and its contents. Unaffected by the fire were the mill’s log-handling equipment and other facilities on the mill site, including the planer mill, kiln, mobile shop and log inventory. All assets were covered by a fire insurance policy, which included a replacement cost provision.

In July 2010, we commenced construction of a replacement sawmill at Fox Creek. The new sawmill, comprising two production lines capable of producing 120 mmfbm of lumber annually on a one-shift basis, started operation in late 2011, and was optimized over the course of 2012. As part of the reconstruction project, we also invested in other site upgrades, including the installation of new technology in the planer mill to increase grade yields, reduce trim loss and lower labor costs, which was completed in January 2012. The total cost of the Fox Creek reconstruction project was approximately $60 million, approximately $38 million of which was provided through an insurance settlement.

Capital Expenditures

Our capital expenditures can be categorized as being of two types: maintenance and discretionary. We consider capital expenditures that are required to maintain the production capacity of our facilities at current levels, or expenditures that address safety or environmental matters, to be maintenance capital expenditures. Capital expenditures that enhance the productivity or profitability of our operations are considered to be discretionary capital expenditures. From 2008-2012, maintenance capital expenditures averaged $2.9 million per year. We estimate that maintenance capital expenditures will average approximately $5.0 – $7.0 million per year for the foreseeable future.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This management’s discussion and analysis of our financial condition and results of operations (“MD&A”) is based upon and should be read in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report.

The MD&A contains historical information, descriptions of circumstances and statements about future developments or anticipated financial results. These forward-looking statements are based on certain assumptions or expectations that, in turn, are subject to various risks or uncertainties. Such statements are intended to help readers better understand our financial performance, but readers should exercise caution in relying upon them in anticipating our future financial performance. See “Special Note Regarding Forward-Looking Statements”.

A.	Results of Operations

Year ended December 31, 2012, compared to year ended December 31, 2011

The following table sets out our operating and financial results for the periods indicated.

	Year ended December 31,
	2012	2011
	(in millions)

Statements of earnings data:
Revenue	$332.4	$284.6
Cost of products sold	241.0	207.0
Freight and other distribution costs	53.2	48.6
Depreciation and amortization	13.6	11.4
General and administration	13.8	15.5
Profit sharing	-	0.4
Other expenses (income)	7.7	(25.9)
Operating earnings	$3.1	$27.6
Foreign exchange gain (loss) on borrowings	4.6	(5.5)
Finance expenses	(20.4)	(16.3)
Net (loss) earnings before income taxes	$(12.7)	$1.2
Income taxes (recovery) expense	(4.4)	1.4
Net (loss) for the year	$(8.3)	$(0.2)
Actuarial losses, net of tax recovery	(0.3)	(0.2)
Comprehensive (loss) for the year	$(8.6)	$(0.4)

Other data:
Average exchange rate (US$/C$1.00)[1]	1.000	1.011
Period end exchange rate (US$/C$1.00)	1.005	0.983

(1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Our results reflected the small benefit of a weakening Canadian dollar, which declined 1.1% in value relative to the U.S. dollar year-over-year, helping to boost revenue by a little less than 1%, given that 64% of revenues were denominated in U.S. dollars. The revenue improvement would normally have been mitigated by the offsetting exchange-rate impact of U.S.-dollar-denominated working capital and long-term debt; however, the period-end exchange rate moved in favour of the Canadian dollar, resulting in an exchange gain.

At $332.4 million, our 2012 revenue was up nearly $48 million, or 17%, compared to 2011. Stronger lumber shipments and pricing accounted for the entire increase, as higher pulp shipments were undermined by weaker sales realizations.

Our cost of products sold rose $34.0 million, or just over 16%, year over year, primarily due to additional lumber production at the new Fox Creek facility and, also, to rising fiber costs associated with longer log-haul distances and higher fuel costs. Freight and other distribution costs were $4.6 million, just over 9% higher in comparison to the comparable period, on increased shipments for both segments. Depreciation and amortization rose $2.2 million, or 20%, over 2011 as a result of the completion and start-up of the Fox Creek facility. General and administration decreased to $1.7 million, or 11%, returning costs to more normalized levels after the 2011 spike attributed to expenditures associated with professional and consulting fees, as well as benefit-plan adjustments.

We did not make any provision for profit sharing in the period.

Other expenses were $7.7 million in 2012 and included $6.9 million in unrealized losses on commodity derivative contracts at year end, a significant change from the $25.9 million in other income recorded in 2011, which had reflected gains on commodity derivative contracts and the final settlement of the Fox Creek insurance claim.

Operating earnings for 2012 were $3.1 million, down significantly from the $27.6 million recorded for the previous year, which, again, had reflected significant contributions from commodity hedging and the insurance settlement.

We realized a $4.6 million foreign-exchange gain on our U.S.-dollar-denominated debt due the strengthening of the Canadian dollar at the end of the period.

Finance expenses in 2012 were $4.1 million higher than the previous year, with the difference due in large part to the capitalization of $3.6 million in interest expense associated with the Fox Creek reconstruction in 2011. The difference also reflected our refinancing in the second quarter of 2011 and the higher coupon rate on the newly issued Senior Notes compared to its previous Notes, and to minor impacts, related to changing exchange rates, on U.S.-dollar-denominated interest.

During the period, we acquired a 100% interest in a related company, Chickadee Creek Energy Inc. (CCEI), which was immediately wound up and dissolved. Prior to the acquisition, CCEI was a wholly owned subsidiary of our parent Industries. Immediately prior to the acquisition, CCEI had no active operations but retained rights to a $3.4 million government grant that had been obtained to facilitate the development of a previously considered biomass energy project. Prior to the dissolution of CCEI, the $3.4 million government grant and other assets worth $0.1 million were assigned to us. We assumed CCEI’s liabilities in the amount of $0.5 million. We and Industries received approval from the appropriate government authority to apply the former CCEI grant toward our current bio-energy project at the Whitecourt pulp mill.

We realized a loss before taxes of $12.7 million, which compared unfavorably to income before taxes of $1.2 million in 2011. The year’s results were subject to income tax at a statutory rate of 32%, compared to a rate of 33.5% in 2011. The effective tax rate for the year varied from the statutory rate because of the manufacturing and processing profits deduction, the non-taxable portion of the unrealized exchange loss on debt, the non-taxable portion of capital gains and the effect of future income-tax rate reductions. Tax credits related to Scientific Research and Experimental Development (“SR&ED”) claims contributed $0.2 million to the income tax recovery, compared to $0.4 million in 2011.

After a provision for income tax recovery of $4.4 million, we recorded a net loss of $8.3 million for the year, which compares to a net loss of $0.2 million in 2011.

Adjustments through comprehensive income are actuarial valuation changes that are presented net of income tax provision in accordance with IFRS and result in a comprehensive loss of $8.6 million for the period.

	Year ended December 31,
	2012	2011
	(in millions)
Adjusted EBITDA data:
Net (loss) for the year	$(8.3)	$(0.2)
Add/(subtract)
Income taxes (recovery) expense	(4.4)	1.4
Foreign exchange (loss) gain on borrowings	(4.6)	5.5
Finance expenses	20.4	16.3
Refinance expenses	-	4.6
Operating earnings	$3.1	$27.6
Depreciation & amortization	13.6	11.4
Other unrealized income (expense)	6.0	-
Adjusted EBITDA, as reported	$22.7	$39.0
Negative (positive) impact of inventory valuation adjustments	(1.9)	1.2
Cash Adjusted EBITDA	$20.8	$40.2

We recorded Adjusted EBITDA of $22.7 million for 2012, down from the $39.0 million realized in 2011. Included in this calculation was a $1.9 million benefit from non-cash inventory valuation adjustments associated with the reversal of previous inventory valuation reductions to the lesser market realization. In comparison, the 2011 Adjusted EBITDA was negatively affected by a $1.2 million write-down of inventory values. These non-cash inventory valuation adjustments reflect the lower of the cost to produce and the net realizable value of both finished-product and log inventories, and the lower of cost of purchase or market value of other raw material inventories. In the case of finished-product and log inventories, we forecast the expected timing of sales related to both inventories to arrive at the valuation adjustment; for logs, this can be a considerable period into the future, given the length of time logs may be held prior to their conversion into saleable product. Using independent estimates of pricing in the future periods, the net realizable value is approximated and compared to known or expected costs. As price forecasts are highly volatile, these adjustments may be established and reversed on a regular basis. Since they do not represent a current cash impact, we calculate a Cash Adjusted EBITDA to reflect actual cash operating performance. The Cash Adjusted EBITDA for 2012 was $20.8 million, down from $40.2 million in 2011. At period end, all inventories were valued at the cost to produce.

Lumber

	Year ended December 31,
	2012	2011

Production-SPF-mmfbm	459.8	364.3
Shipments -SPF-mmfbm	519.9	410.6
Benchmark price -SPF#2&Better-US$ per mfbm	$298	$256

Revenue - millions	$153.9	$104.9
Cost of products sold - millions	142.4	107.2
Inventory valuation adjustments - millions	(1.9)	1.8
Other realized expense (income) - millions	0.6	(15.9)
Adjusted EBITDA - millions	$12.8	$11.8
Adjusted EBITDA margin - %	8%	11%

Other unrealized (expense) income - millions	(6.8)	2.0
Depreciation & amortization - millions	(6.6)	(4.2)
Operating (loss) earnings - millions	$(0.6)	$9.6

Capital expenditures - millions	$4.9	$45.1

Improving U.S. housing starts data and continued demand from China resulted in strong improvement in pricing for the lumber segment during the year. The spring seasonal rally saw benchmark pricing peak at roughly US$300/mfbm before declining slightly, then holding fairly steady through the summer months. The fall period, normally characterized by a late-season rise followed by a pricing retreat, instead saw steady improvement in the third quarter followed by a surge through to the end of the year, with prices reaching a 2012 peak of US$385/mfbm. This positive trend carried over into 2013, with prices approaching US$400/mfbm in the first quarter. Current pricing is at levels unseen since the beginning of the downturn some six years ago, and both domestic and overseas demand appears strong, with supply-side responses as yet insufficient to dampen the positive pricing outlook for 2013.

Our lumber segment continued to see excellent operating performance through 2012 at its Whitecourt and Boyle operations and at the newly constructed Fox Creek sawmill. Combined production for the three facilities was 459.8 million foot board measure (mmfbm), up 95.5 mmfbm, or 26%, from the 364.3 mmfbm achieved in 2011. This increase was largely the result of the 120 mmfbm in additional capacity from the Fox Creek sawmill, but was offset in part by unscheduled downtime in the third quarter due to log delivery challenges and scheduled downtime in the fourth quarter related to the Christmas vacation period. Shipments for the segment surged by 109.1 mmfbm, or 26.5%, to 519.7 mmfbm, as inventories were reduced by roughly 10%; the value of inventories, however, increased with the reversal of previous valuation write-downs.

At US$298/mfbm, average benchmark pricing for the year was up US$42/mfbm, or 16%, compared to 2011. With a modest 1% contribution from a weakening Canadian dollar, per-unit sales realizations likewise increased $41/mfbm versus the previous year. The rise in shipments and per-unit pricing combined to increase segment revenue by $49.0 million, or 47%, to $153.9 million for the year.

Lumber segment cost of products sold increased by $35.2 million to $142.4 million in 2012, a 33% rise from 2011. This increase exceeded that attributed to the higher production levels, with per-unit costs climbing nearly 5% due to higher costs associated with log harvesting and hauling, including rising fuel prices and longer haul distances. The cost of manufacturing is likely to increase a further 5% in 2013, due to cost pressures associated with fiber supply.

As the market’s outlook improved, the previously referenced inventory valuation reductions were reversed through the year and contributed $1.9 million in 2012, compared to the write-down of $1.8 million in 2011.

Other realized expense or income represents the cash impact of foreign-exchange and commodity hedging, as well as realized foreign-exchange impacts on working capital changes. In 2012, the lumber segment realized a loss of $0.6 million, primarily on commodity hedging activities, in contrast to the previous year, which had benefitted by $15.9 million from the same activities. The relative stability of foreign-exchange rates meant that neither foreign-exchange hedging nor working capital changes had a significant impact.

The segment reported $12.8 million in Adjusted EBITDA. While these results were comparable to the $11.8 million realized in 2011, the 2011 results were almost entirely attributable to contributions from commodity hedging. Excluding the hedging activities, the segment would have realized a significant improvement year over year. We advise caution in anticipating future hedging program contributions, as the conditions that gave rise to the significant benefits realized in 2011 may not recur in the future.

Capital expenditures for the lumber segment were $4.9 million, $2.0 million of which was for completion of the Fox Creek reconstruction project, with a further $2.9 million allocated to maintenance-of-business and smaller, high-return projects. This compared to capital expenditures of $45.1 million in 2011, $43.3 million of which was dedicated to the Fox Creek project. We expect to spend between $2 million and $3 million on maintenance-of-business projects in the coming year.

Pulp

	Year ended December 31,
	2012	2011

Production-thousands of tonnes	321.1	321.2
Shipments -thousands of tonnes	322.3	311.0
Benchmark price -NBSK, US$ per tonne	$872	$977
Benchmark price -BEK, US$ per tonne	$757	$788

Revenue - millions	$178.1	$179.3
Cost of products sold - millions	153.7	146.9
Inventory valuation adjustments - millions	-	(0.6)
Other realized expense (income) - millions	1.0	(2.3)
Adjusted EBITDA - millions	$23.4	$35.3
Adjusted EBITDA margin - %	13%	20%

Other unrealized income (expense) - millions	0.8	(2.2)
Depreciation & amortization - millions	(6.9)	(7.0)
Operating earnings - millions	$17.3	$26.1

Capital expenditures - millions	$6.5	$1.8

Global pulp markets had an uneven year, as modest improvements in the global economy – usually a reliable indicator for paper and, thus, wood pulp demand – were undermined by continued uncertainty about future economic conditions. On the supply side, the addition of new capacity presented further challenges, especially for hardwood kraft producers. Benchmark pricing for hardwood pulp grades improved at the start the year, while the softwood market showed signs of weakness. After strengthening at midyear, both markets fell off in the third quarter before rebounding modestly to finish the year. Pricing for the benchmark softwood and, especially, hardwood grades was volatile through the year, with the average Northern Bleached Softwood Kraft (NBSK) price falling by more than $100, or over 10%, from 2011, and Bleached Eucalyptus Kraft (BEK) pulp experiencing swings of nearly US$100, or over 10%, during the year and recording an average price US$31, or 7%, lower than 2011.

Pricing for our BCTMP was much more stable, with sales realizations varying by only $25 through the year, contributing to eight straight quarters of largely unchanged pricing. We believe this represents a disengagement from the historic price relationship between BCTMP and the benchmark grades, particularly for the multi-ply paperboard business that dominates the Asian BCTMP market. Our ongoing position in fine paper and tissue/towel applications provides more direct linkage to benchmark grades, but these segments represent less than 40% of sales. The price stability of the multi-ply paperboard market, which constituted 47% of our pulp business in 2012, has a much greater impact on our sales realizations.

Our pulp mill had another high-production year, producing 321.1 thousand ADMT (MADMT), essentially matching the record-setting 321.2 MADMT produced in 2011. At 322.3 MADMT, shipments were significantly improved, slightly exceeding production and up from 311.0 MADMT shipped the previous year. Inventories were largely stable through the year, following a market rebalancing in 2011 that had resulted in increased inventories. We remain committed to well-balanced market distribution, both geographically and in terms of end-use products, while taking into account continued development of the Asian market and declining paper production in the more mature markets of Europe and North America.

At $178.1 million, segment revenue was down slightly on improved shipments, as per-unit sales realizations were approximately 4% lower in 2012 compared to 2011, even after a 1% contribution from the modestly weaker Canadian dollar.

Segment cost of products sold rose by approximately 4.6%, to $153.7 million, due to increases in fiber and energy costs. Included in the pulp segment costs was $1.6 million of a $1.85 million provision related to our share of a force majeure claim by the owner of the Sundance power plant in which we have power purchase rights under our PPA; the balance of the provision was accounted as a product inventory cost. This force majeure claim remains unresolved, pending arbitration expected to commence in early 2014.

In 2012, pulp-segment power costs were reduced by $11.1 million from market rates due to the contribution of our power purchase rights. Based on per-segment consumption, 91% of the benefit of the power purchase rights was allocated to the pulp segment, with the balance used to offset power costs in the lumber segment. The 2012 cost benefit compared unfavorably to the $21.3 million recorded in 2011, which reflected that year’s higher average electricity pool pricing.

With $1 million in other realized expense, primarily associated with foreign-exchange changes to working capital, the segment posted $23.4 million in Adjusted EBITDA. This compared unfavorably to the $35.3 million realized in 2011.

After accounting for other unrealized income of $0.8 million relating to foreign-exchange balances at the year end and $6.9 million in depreciation and amortization, the segment realized operating earnings of $17.3 million in 2012, a reduction from the $26.1 million recorded in 2011.

Capital expenditures of $6.5 million in 2012 included $4.6 million related to our bio-energy project, construction of which began in the third quarter, and $1.9 million for maintenance-of-business and smaller, high-return projects, which was consistent with the $1.8 million spent in 2011.

Corporate and other

	Year ended December 31,
	2012	2011
	(in millions)

Revenue	$0.4	$0.4
General & administration	13.9	15.9
Other realized (income)	-	(7.5)
Adjusted EBITDA	$(13.5)	$(8.0)
Other unrealized (expense) income	-	-
Depreciation & amortization	(0.1)	(0.1)
Operating loss	$(13.6)	$(8.1)

Capital expenditures	$0.3	$0.7

Revenue for the corporate and other segment was generated primarily from fees billed to our parent company for administrative services. Corporate revenue was essentially un-changed from year to year, with $0.4 million recorded in both 2012 and 2011.

The corporate and other segment recorded negative Adjusted EBITDA of $13.5 million as compared to negative $8.0 million posted in 2011. The $5.5 million year over year difference is largely related to our receipt of $7.6 million in final settlement of the Fox creek insurance claim. Without this settlement, the segment’s Adjusted EBITDA in 2011 would have compared unfavorably to the current year, due to the previous period’s provision for profit sharing, higher-than-normal professional and consulting fees and an amendment to the supplementary defined-benefit pension plan.

Year ended December 31, 2011, compared to year ended December 31, 2010

The following table sets out our operating and financial results for the periods indicated.

IFRS Statements

	Year ended December 31,
	2011	2010
	(in millions)

Statements of earnings data:
Revenue	$284.6	$295.4
Cost of products sold	207.0	183.9
Freight and other distribution costs	48.6	49.6
Depreciation and amortization	11.4	11.0
General and administration	15.5	12.7
Profit sharing	0.4	1.1
Other (income) expenses	(25.9)	9.7
Operating earnings	$27.6	$27.4
Foreign exchange (loss) gain on borrowings	(5.5)	10.7
Finance expenses	(16.3)	(17.5)
Net earnings before income taxes	$1.2	$20.6
Income taxes expense	1.4	2.9
Net (loss) earnings for the year	$(0.2)	$17.7
Actuarial losses, net of tax recovery	(0.2)	(1.0)
Comprehensive (loss) income for the year	$(0.4)	$16.7

Other data:
Average exchange rate (US$/C$1.00)[1]	1.011	0.971
Period end exchange rate (US$/C$1.00)	0.983	1.005

(1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Under challenging economic and market conditions, both our financial and operational results remained generally solid in 2011. Despite much weaker pulp markets and increasing cost pressures, felt particularly in the lumber segment, our operating earnings stayed consistent with those recorded in 2010, as contributions from lumber hedging and insurance proceeds offset the year’s negative pricing trends. The small after-tax loss recorded for the year presented a sharp contrast with our profit in the previous year and reflected exchange-rate losses on long-term debt and expenses associated with our refinancing early in the year.

The markets for both lumber and BCTMP struggled in 2011, due to supply-demand imbalances related to general economic weakness, which undermined price levels and stability, and to the relative strength of the Canadian dollar, which further eroded U.S.-dollar-denominated pricing. However, we had a strong year of operations, setting new daily, monthly and annual production records at the pulp mill, successfully rebuilding and restarting the Fox Creek sawmill lost to fire in 2008 and maintaining productivity and managing costs at all sites in the face of inflationary pressures.

With virtually all of our pulp and a significant portion of our lumber products sold outside Canada, the majority of our sales are denominated in U.S. dollars. The geographic distribution of revenue for the periods indicated was as follows:

Geographic Sales Revenue

	Year ended December 31,
	2011	2010
	(in thousands)

Canada	$82,966	$80,926
United States	41,084	52,192
Europe	43,263	43,019
Asia	107,924	105,446
Other	9,445	13,800
	$284,682	$295,383

Our results were adversely affected by the Canadian dollar’s rise in relative value during 2011. An average exchange rate in 2011 of US$1.011/C$ , more than 4% higher than the 2010 average of US$0.971/C$ , put downward pressure on sales realizations. While this would normally have been mitigated by an offsetting exchange-rate impact on long-term debt, a slight weakening of the Canadian dollar at the year-end resulted in a small unrealized foreign-exchange loss on our U.S.-dollar-denominated long-term debt.

At $284.7 million, our revenue for 2011 was down $10.7 million, or 3.6%, from the previous year. Lower pulp pricing more than offset higher shipments in the pulp segment, compared year over year, and there was little change in lumber pricing to mitigate climbing costs in our lumber segment.

Cost of products sold rose for both segments, as a result of increased production and higher energy prices. Freight and other distribution costs declined, as the impact of rising fuel costs was more than offset by a reduced payment of export taxes under the SLA, reflecting a lower volume of lumber shipments to the U.S., and by a minor redistribution of pulp shipments among geographic markets.

General and administrative costs in 2011 were $15.9 million, considerably higher than the $13.8 million recorded in 2010. This change reflected higher-than-normal professional and consulting fees associated with an insurance review and increased industry and government relations activities. It also reflected wage and benefits increases and a one-time amendment made to the supplementary defined-benefit pension plan.

We made provision for the distribution of $0.4 million to our employees under our profit-sharing program for 2011.

Other income provided a significant contribution to our financial results in 2011, reflecting gains on commodity hedges and the receipt of $7.6 million associated with the final settlement of the insurance claim on the 2008 Fox Creek sawmill fire. These gains more than offset losses associated with the foreign-exchange impact on working capital balances seen as the Canadian dollar strengthened through the year.

Despite these individual variances, operating earnings for 2011 were $27.6 million, consistent with the $27.3 million realized in 2010.

We entered 2011 with US$190 million in long-term debt, which had been translated at the exchange rate of US$1.005/C$ on December 31, 2010. We ended the year with US$210 million in long-term debt, following a refinancing that was concluded in April 2011, as described below. The exchange rate at the time of the new debt issuance was US$0.959/C$ . Our US$210 million in long-term debt was translated at the exchange rate of US$0.983/C$ on December 31, 2011. This change in value resulted in an unrealized loss of $5.5 million, compared to an unrealized gain of $10.7 million in 2010.

Financing expenses in 2011 were comparable to those in 2010, as the strong Canadian dollar’s impact on U.S.-dollar-denominated interest and interest capitalization associated with the Fox Creek reconstruction project offset refinancing expenses and a higher coupon rate on our Senior Notes issued in April 2011.

On April 1, 2011, we refinanced our US$190 million in 7.75% Senior Notes, due 2013, with US$210 million in 8.5% Senior Notes, due 2021. Refinancing expenses in the year included the call premium and unamortized balance of expenses associated with the original issuance of the 2013 Notes. The refinancing expenses associated with the offering of the initial Notes will be amortized over the 10-year life of the new bonds.

Operating results for 2011 were subject to income taxes at the statutory rate of 33.5%, compared to a rate of 35.0% in 2010. The effective tax rate for 2011 varied from the statutory rate because of the manufacturing and processing profits deduction, the non-taxable portion of the unrealized exchange loss on debt, the non-taxable portion of capital gains and the effect of future income-tax rate reductions. Tax credits related to Scientific Research and Experimental Development, or SR&ED, claims reduced tax expenses by $0.4 million in 2011, as compared to a tax reduction of $0.9 million for SR&ED claims in 2010.

After provision for income tax expense of $1.4 million, we recorded a net loss of $0.2 million in 2011, down from net earnings of $17.7 million in 2010.

Adjustments through comprehensive income are actuarial valuation changes that are presented net of income tax provision, in accordance with IFRS.

	Year ended December 31,
	2011	2010
	(in millions)
Adjusted EBITDA data:
Net (loss) income for the year	$(0.2)	$17.7
Add/(subtract)
Income taxes expense	1.4	2.9
Foreign exchange gain (loss) on borrowings	5.5	(10.7)
Finance expenses	16.3	17.5
Refinance expenses	4.6	-
Operating earnings	$27.6	$27.4
Depreciation & amortization	11.4	11.0
Other unrealized income (expense)	-	3.3
Adjusted EBITDA, as reported	$39.0	$41.7
Negative (positive) impact of inventory valuation adjustments	1.2	(2.2)
Cash Adjusted EBITDA	$40.2	$39.5

We recorded Adjusted EBITDA of $39.0 million for 2011, comparable to $41.7 million in 2010. Included in this calculation was $1.2 million in non-cash inventory valuation adjustments. In comparison, the 2010 Adjusted EBITDA benefited from a $2.2 million reversal of previous inventory valuation adjustments. These non-cash inventory valuation adjustments reflect the lower of the cost to produce and the net realizable value of both finished-product and log inventories, and the lower of cost of purchase or market value of other raw material inventories. In the case of finished-product and log inventories, we forecast that the expected timing of sales related to both inventories will arrive at the valuation adjustment; for logs, this can be a considerable period into the future, given the length of time logs may be held prior to their conversion into saleable product. Using independent estimates of pricing in the future periods, the net realizable value is approximated and compared to known or expected costs. As price forecasts are highly volatile, these adjustments may be established and reversed on a regular basis. Since they do not represent a current cash impact, we calculate Cash Adjusted EBITDA to reflect actual cash operating performance. For 2011, this amount was $40.2 million, up from $39.5 million in 2010.

Lumber

	Year ended December 31,
	2011	2010

Production-SPF-mmfbm	364.3	370.8
Shipments -SPF-mmfbm	410.6	404.1
Benchmark price -SPF#2&Better-US$ per mfbm	$256	$255

Revenue - millions	$104.9	$110.1
Cost of products sold - millions	107.2	100.1
Inventory valuation adjustments - millions	1.8	(2.8)
Other realized (income) - millions	(15.9)	(5.1)
Adjusted EBITDA - millions	$11.8	$17.9
Adjusted EBITDA margin - %	11%	16%

Other unrealized income (expense) - millions	2.0	(2.6)
Depreciation & amortization - millions	(4.2)	(4.0)
Operating earnings - millions	$9.6	$11.3

Capital expenditures - millions	$45.1	$20.4

The extended downturn in the U.S. housing market continued to affect the North American softwood lumber industry in 2011. Significant production curtailments and a rise in off-shore sales, principally to China, brought some improvement in the supply-demand balance. Resulting optimism, unsupported by any substantial improvement in North American demand, spurred a short-lived price rally early in the year, providing an opportunity for us to hedge against subsequent price declines by entering into futures contracts on the Chicago Mercantile Exchange. As the year progressed, additional supply came on-stream to take advantage of the higher pricing, driving prices back down. The expansion of offshore markets showed its benefit, as prices settled, on relatively flat trading, well above the lows of previous years. The pricing levels established in the second quarter generally held through the balance of 2011 and continued into the early part of 2012, as market fundamentals remained largely stagnant and demand and supply fairly well balanced.

We continued to see strong operating performance through 2011 at our Whitecourt and Boyle sawmills. Combined production at the two facilities was 364.2 million foot board measure, or mmfbm, just 2% lower than the 370.8 mmfbm produced in 2010, when extra planer shifts had been added to reduce work-in-process inventories. Shipments for the year were 410.6 mmfbm, a modest increase over the 404.1 mmfbm shipped in 2010. Despite shipments having exceeded production, as presented, inventories rose slightly. This reflects the fact that production volumes, as reported, exclude lumber sold in rough form; total finished and rough lumber volumes exceeded shipments. The value of the inventory increase was muted by an inventory valuation adjustment of $1.8 million.

Average benchmark pricing was largely consistent year to year, though there was significant volatility throughout each period. The year started with prices rising more than 10%, peaking above $300 per thousand foot board measure, or mfbm, before collapsing, in the second quarter, to lows in the $200/mfbm range. As previously noted, we took an aggressive hedging position during the spring price rally, a strategy that provided a benefit of just over $14 million in realized gains during the year. We recognize the strategic value of defensive hedging on major inputs and, when appropriate, on product sales; however, our hedging activities are limited to our capacity for physical consumption or production of goods and are not entered into for speculative purposes. We advise caution when considering the hedging program contributions in 2011, as they may not recur in the future.

Per-unit sales net realizations generally tracked the direction of benchmark pricing but showed less volatility, reflecting the benefit of our sales into specialty-product and direct-to-end-use markets. Sales realizations declined approximately 6%, as the strengthening Canadian dollar eroded some of the US-dollar-denominated price moves and as we sold a larger-than-usual proportion of lower-grade products in response to Chinese demand. While we shipped only a modest volume of lumber directly into China and Japan, we benefited from the growth of those offshore markets through sales to China via domestic intermediaries and also through reduced competition for North American sales.

Our cost of products sold was adversely affected by the $1.8 million inventory write-down previously noted, which accounted for more than half of the per-unit cost increase over the previous year. Pre-start-up costs associated with the Fox Creek sawmill reconstruction and increased energy costs, especially for log-delivery fuel expenses, accounted for the balance of the year-over-year rise.

The Fox Creek reconstruction was substantially completed in 2011, with the new sawmill starting production by the end of the year and the upgraded planer mill starting production very early in 2012. Of the segment capital expenditures of $45.1 million in 2011 and $20.4 million in 2010, a total of $58.2 million was spent on the rebuilding, upgrading and expansion at Fox Creek, and a further $5.3 million represented capitalized interest and commissioning costs related to the project.

Our lumber segment recorded revenue of $104.9 million for 2011; the unfavorable comparison with segment revenue of $110.1 million in 2010, when shipments were slightly lower, reflected the impact of foreign exchange and grade mix on per-unit sales net realizations in the current period. At $107.2 million, cost of products sold was up $7.1 million over 2010, reflecting the Fox Creek pre-start-up costs and higher fuel costs. The price outlook at the year-end resulted in an inventory valuation write-off of $1.8 million, contrasting with a positive adjustment of $2.8 million in 2010. The combination of these factors would have yielded much weaker segment earnings for the year, but for the significant contribution from our hedging activities, which contributed the majority of the $15.9 million recorded in other realized gains; the balance of this figure reflected foreign-exchange impacts on working capital and a small contribution from foreign-exchange hedges. With these gains, the segment recorded $11.8 million in Adjusted EBITDA and $9.6 million in operating earnings for 2011.

Pulp

	Year ended December 31,
	2011	2010

Production-thousands of tonnes	321.2	297.2
Shipments -thousands of tonnes	311.0	287.2
Benchmark price -NBSK, US$ per tonne	$977	$961
Benchmark price -BEK, US$ per tonne	$788	$848

Revenue - millions	$179.3	$185.0
Cost of products sold - millions	146.9	135.5
Inventory valuation adjustments - millions	(0.6)	0.6
Other realized (income) expense - millions	(2.3)	11.6
Adjusted EBITDA - millions	$35.3	$37.3
Adjusted EBITDA margin - %	20%	20%

Other unrealized (expense) - millions	(2.2)	(0.7)
Depreciation & amortization - millions	(7.0)	(7.0)
Operating earnings - millions	$26.1	$29.6

Capital expenditures - millions	$1.8	$1.6

The pulp market started 2011 on a generally positive footing, though price improvements seen in other market segments did not apply to the BCTMP sector, which continued to suffer from over-capacity reflecting the late-2010 start-up of a new BCTMP mill in China. As a result, the traditional differential in pricing between BCTMP and its comparable benchmark grades widened, with BCTMP prices falling through the early part of 2011 and kraft grades rising. The gap was expected to close in the second half of the year, on continued improvement in demand for BCTMP. As 2011 progressed, however, growing global economic uncertainty, reflecting renewed credit concerns in Europe, began to weigh on pulp and paper markets. The positive market tone seen early in the year was reversed by mid-year, with significant price erosion starting in the second half of 2011. While the gap between BCTMP and benchmark pricing did close to more normal levels by the end of the year, this occurred not as a result of the anticipated increase in demand, but because BCTMP pricing largely held steady as kraft grades fell during the third and fourth quarters.

Our pulp segment had a strong year operationally in 2011, as the Whitecourt mill set daily, monthly, quarterly and annual records on the way to posting year-end production of 321.2 thousand air dried metric tonnes, or ADMT, and shipments of 311.0 thousand ADMT. These figures, up sharply from the 297.2 thousand ADMT produced and 287.2 thousand ADMT shipped in 2010, reflected both the positive impact of mill process enhancements made in late 2010 and a continued commitment to operating excellence on the part of mill personnel.

The inventory rise evident in the difference between production and shipment volumes resulted, in part, from our focus on increasing our sales to the European market, which, unlike sales to Asia, require the maintenance of local site inventory. We consider that our pursuit of well-balanced market distribution, both geographically and in terms of end-use product, will provide for enhanced sales stability and long-term enterprise value.

While year-over-year comparisons show average benchmark bleached eucalyptus kraft, or BEK, pricing declining 7% in 2011, our pulp segment’s per-unit sales net realizations decreased by more than 10%, in part due to the negative impact of a strengthening Canadian dollar on US-dollar-denominated pricing. Despite the steep decrease in per-unit sales net realizations, 2011 segment revenue was off only 3% year over year, as increased shipments helped compensate for lower pricing.

Cost of products sold rose only in proportion to increased production, as continued efficiency improvements offset rising energy and fuel costs. We recognized a $0.6 million positive inventory valuation adjustment in 2011, related to natural gas inventories that had been previously written down in 2010. Other realized gains of $2.3 million were related to foreign-exchange gains on working capital balances and a small contribution from foreign-exchange hedging.

In 2011, pulp segment power costs were reduced by $21.3 million below market rates due to the contribution of our power purchase rights; based on per-segment consumption, 93% of the benefit of the power purchase rights was allocated to the pulp segment, and the balance used to offset power costs in the lumber segment. By comparison, power purchase rights contributed a cost benefit to the pulp segment of $9.0 million in 2010. The greater contribution in 2011 reflected higher power-pool pricing, the result of increased power demand in the province.

The result of all factors was segment Adjusted EBITDA of $35.3 million for 2011, comparable to the $37.3 million achieved in 2010.

Capital expenditures of $1.8 million for 2011, consistent with the $1.6 million recorded in 2010, were restricted to maintenance of business activities.

Corporate and other

	Year ended December 31,
	2011	2010
	(in millions)

Revenue	$0.4	$0.3
General & administration	15.9	13.8
Other realized (income)	(7.5)	(0.1)
Adjusted EBITDA	$(8.0)	$(13.4)
Other unrealized (expense) income	-	-
Depreciation & amortization	(0.1)	(0.1)
Operating loss	$(8.1)	$(13.5)

Capital expenditures	$0.7	$0.2

Revenue for the corporate and other segment was generated primarily from fees billed to our parent company for administrative services. Corporate revenue was little changed from year to year, with $0.4 million recorded in 2011, compared to $0.3 million in 2010.

The corporate and other segment recorded negative Adjusted EBITDA of $8.0 million in 2011. The significant improvement over the negative $13.4 million posted in 2010 reflected our receipt of $7.6 million in final settlement of the Fox Creek insurance claim. Without this amount, the corporate and other segment would have recorded a $15.6 million Adjusted EBITDA loss, comparing unfavorably with 2010, as a result of the current period’s higher-than-normal professional and consulting fees, increase to wages and benefits, and amendment to the supplementary defined-benefit pension plan.

Results of Operations – Fourth Quarter of 2012

The following table sets out our operating and financial results for the periods indicated.

	Three months ended
	Dec. 31/12	Sep. 30/12	Dec. 31/11
	(in millions)

Statements of earnings data:
Revenue	$82.9	$85.0	$71.3
Cost of products sold	60.2	56.7	50.7
Freight and other distribution costs	13.0	13.2	12.3
Depreciation and amortization	3.4	3.4	3.0
General and administration	3.2	3.5	5.1
Profit sharing	-	-	0.1
Other expenses (income)	9.0	(0.3)	(0.3)
Operating (loss) earnings	$(5.9)	$8.5	$0.4
Foreign exchange (loss) gain on borrowings	(2.5)	7.3	6.6
Finance expenses	(5.1)	(5.0)	(4.0)
Net (loss) earnings before income taxes	$(13.5)	$10.8	$3.0
Income taxes (recovery) expense	(2.8)	0.8	(1.2)
Net (loss) earnings for the year	$(10.7)	$10.0	$4.2
Actuarial losses, net of tax recovery	(0.3)	-	(0.2)
Comprehensive (loss) income for the year	$(11.0)	$10.0	$4.0

Other data:
Average exchange rate (US$/C$1.00)[1]	1.009	1.004	0.977
Period end exchange rate (US$/C$1.00)	1.005	1.017	0.983

(1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

We recorded revenue of $82.9 million for the fourth quarter of 2012, down slightly from the $85.0 million reported in the third quarter of 2012, largely on reduced lumber shipments and lower sales realizations from the pulp segment. The quarter’s revenue is, however, much improved over the $71.3 million posted in the fourth quarter of 2011, primarily due to improvements in lumber pricing and shipments that offset weaker pulp pricing. Cost of products sold climbed in the quarter against both comparable periods, as higher energy and transportation costs put pressure on both manufacturing and log harvesting-and-hauling operations.

We recorded a loss of $8.5 million related to unrealized mark-to-market valuation adjustments on our lumber derivative contracts. As lumber prices climbed in the quarter, we began to take a significant hedging position, effectively protecting the stronger pricing into the future. As the position was being established in a rising market, it resulted in unrealized losses at year-end market levels. To safeguard our financial performance, we entered into derivative contracts on our product sales by forward-selling a portion of our output at pricing levels that we believe will return a positive contribution through the coming year.

The result for the quarter was an operating loss of $5.9 million, compared to operating earnings of $8.5 million in the third quarter of 2012 and $0.4 million in the fourth quarter of 2011. We experienced a foreign-exchange loss of $2.5 million on the value our U.S.-dollar-denominated debt, as the period-end exchange rate was weaker than that recorded at the end of the third quarter of 2012. Finance expenses were comparable to the third quarter of 2012 but higher than the fourth quarter of 2011, which had benefitted from the capitalization of interest related to the Fox Creek rebuild.

After a provision for income tax recovery of $2.8 million, we recorded a $10.7 million net loss as compared to net income of $10.0 million for the third quarter of 2012 and $4.2 million in net income for the fourth quarter of 2011.

	Three months ended
	Dec. 31/12	Sep. 30/12	Dec. 31/11
	(in millions)
Adjusted EBITDA data:
Net (loss) earnings for the year	$(10.7)	$10.0	$4.2
Add/(subtract)
Income taxes (recovery) expense	(2.8)	0.8	(1.2)
Foreign exchange gain (loss) on borrowings	2.5	(7.3)	(6.6)
Finance expenses	5.1	5.0	4.0
Operating (loss) earnings	$(5.9)	$8.5	$0.4
Depreciation & amortization	3.4	3.4	3.0
Other unrealized income (expense)	8.5	(1.6)	5.4
Adjusted EBITDA, as reported	$6.0	$10.3	$8.8
Negative (positive) impact of inventory valuation adjustments	-	(0.8)	-
Cash Adjusted EBITDA	$6.0	$9.5	$8.8

Our Adjusted EBITDA of $6.0 million was unaffected by non-cash valuation adjustments during the quarter, as these were entirely reversed in the previous quarter. Such non-cash inventory valuation adjustments are made to reflect the lower of the cost to produce and the net realizable value of both finished product and log inventories. Using independent estimates of pricing in future periods, the net realizable value is approximated and compared to known costs. As price forecasts are highly volatile, the adjustments are established and reversed on a regular basis. Since they do not represent a current cash impact, we calculate a Cash Adjusted EBITDA to reflect actual cash operating performance.

Lumber

	Three months ended
	Dec. 31/12	Sep. 30/12	Dec. 31/11

Production-SPF-mmfbm	109.4	114.7	90.2
Shipments -SPF-mmfbm	120.8	133.6	98.5
Benchmark price -SPF#2&Better-US$ per mfbm	$333	$301	$239

Revenue - millions	$39.3	$41.8	$24.3
Cost of products sold - millions	34.2	36.8	25.0
Inventory valuation adjustments - millions	-	(0.8)	-
Other realized expense (income) - millions	1.1	-	(1.7)
Adjusted EBITDA - millions	$4.0	$5.8	$1.0
Adjusted EBITDA margin - %	10%	14%	4%

Other unrealized (expense) income - millions	(8.0)	0.3	(1.9)
Depreciation & amortization - millions	(1.7)	(1.7)	(1.2)
Operating (loss) earnings - millions	$(5.7)	$4.4	$(2.1)

Capital expenditures - millions	$1.0	$0.3	$7.6

Our lumber segment continued to realize the benefits of a strengthening market, with benchmark pricing climbing over 10%, to $333/mfbm, in the period. Per-unit sales realizations likewise improved, but lagged the market due, in part, to the normal delay between sales and shipments but primarily to reduced shipments toward year end, when we took holiday-related downtime. This affected not only shipments, but also production, which was also down compared to the third quarter of 2012.

Revenue was slightly lower in the period as compared to the third quarter, as stronger sales realizations were not sufficient to offset the drop in shipments. Cost of products sold, though lower on reduced production, actually climbed on a per-unit basis, due to the impact of higher energy costs and longer haul distances, which increased log costs to all facilities. We previously advised of the roughly 5% increase in per-unit costs and expect that log costs will remain at these elevated levels through the coming year.

The other realized loss of $1.1 million in the quarter represented the impact of previous lumber hedging activities on current period sales. Likewise, the unrealized loss of $8.0 million represented primarily the current mark-to-market valuation of existing lumber hedging contracts for settlement in future periods.

Our lumber segment generated $4.0 million in Adjusted EBITDA during the fourth quarter, a significant improvement from the $1.0 million for the same period last year. After accounting for the unrealized losses and the segment’s depreciation and amortization, we recorded an operating loss of $5.7 million, off significantly from both comparable periods.

Capital expenditures were limited to maintenance of business activities largely related to woodlands operations, specifically roads and bridges required to access new operating areas.

Pulp

	Three months ended
	Dec. 31/12	Sep. 30/12	Dec. 31/11

Production-thousands of tonnes	83.4	78.4	83.6
Shipments -thousands of tonnes	81.2	77.0	82.3
Benchmark price -NBSK, US$ per tonne	$863	$853	$920
Benchmark price -BEK, US$ per tonne	$772	$758	$650

Revenue - millions	$43.5	$43.1	$46.9
Cost of products sold - millions	38.9	34.0	37.9
Inventory valuation adjustments - millions	-	-	-
Other realized (income) expense - millions	(0.6)	1.2	(4.0)
Adjusted EBITDA - millions	$5.2	$7.9	$13.0
Adjusted EBITDA margin - %	12%	18%	28%

Other unrealized (expense) income - millions	(0.5)	1.3	(3.5)
Depreciation & amortization - millions	(1.7)	(1.8)	(1.8)
Operating earnings - millions	$3.0	$7.4	$7.7

From an operational perspective, our pulp segment had a very strong quarter, challenging the quarterly, monthly and annual production records set last year. Shipments were also strong in the period, though they modestly lagged the segment’s output, thus resulting in slight increases to inventory levels.

Though benchmark pricing increased 1% to 2% from lows set in the third quarter of 2012, the BCTMP market, specifically, bottomed out in the fourth quarter, with per-unit pricing falling off 4%, or $24/ADMT. This drop marked the first pricing change in seven quarters, and we do not view it as being indicative of a trend, as we expect pricing to remain in the same range seen over the past two years into the foreseeable future.

Revenue increased a modest $0.4 million compared to the third quarter of 2012, as stronger shipments compensated for lower pricing. However, at $43.5 million revenue was 7% lower than the same period in 2011, which had similar shipments and strong pricing. At $38.9 million, cost of products sold was higher than in the third quarter of 2012. This increase reflects the facts that the current quarter included a $1.6 million provision related to the previously noted force majeure claim and that the previous quarter had benefitted from power management activities related to volatility in the electricity market. Cost of products sold in the fourth quarter of 2011 was consistent with the production levels, as compared to the current quarter. Per-unit costs for the current period were within what we would deem a normal range, excluding one-time contributions such as those experienced in the third quarter of 2012.

After a modest $0.6 million realized gain on U.S.-dollar-denominated working capital changes and hedging activities, the segment recorded $5.2 million in Adjusted EBITDA in the fourth quarter of 2012. This is a significant drop from comparable quarters, due to lower pricing and higher costs. Having accounted for unrealized losses, depreciation and amortization, the segment posted operating earnings of $3.0 million in the quarter.

The segment’s capital expenditures of $0.4 million were limited mainly to maintenance of business projects. Most expenditures related to the bio-energy project were covered by government grants and, thus, were not recorded as capital expenditures.

Corporate and other

	Three months ended
	Dec. 31/12	Sep. 30/12	Dec. 31/11
	(in millions)

Revenue	$0.1	$0.1	$0.1
General & administration	3.3	3.5	5.2
Other realized expense (income)	-	-	0.1
Adjusted EBITDA	$(3.2)	$(3.4)	$(5.2)
Other unrealized (expense) income	-	-	-
Depreciation & amortization	-	-	-
Operating loss	$(3.2)	$(3.4)	$(5.2)

Capital expenditures	$-	$0.1	$0.5

Our corporate and other segment recorded negative Adjusted EBITDA of $3.2 million, consistent with the previous quarter but much improved from the same period last year, which had included additional, one-time professional fees and an amendment to our supplementary defined benefit retirement plan.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources for 2012 compared to 2011

Summary of Financial Position

	As at December 31,
	2012		2011

Cash - millions	$24.7		$31.6
Restricted cash - millions	18.8		-
Current assets - millions	159.1		147.1
Current liabilities - millions	70.1		44.0
Ratio of current assets to current liabilities	2.3	x	3.3	x
Financial liabilities - borrowings - millions	221.7		222.6
Shareholder's equity - millions	$72.6		$81.5

We ended 2012 with $43.5 million in cash, $18.8 million of which was restricted cash, for government grants received for the bio-energy project but not yet expended, as well as for deposits to secure unrealized losses on futures contracts. Cash from operations, including changes in working capital, was sufficient to meet our capital investments and financing activities.

In 2012, we renewed our $50 million revolving credit facility, extending the expiration to July 15, 2015. The facility is subject to a borrowing formula based on accounts receivable and inventories. On December 31, 2012, this borrowing base was calculated to be $53.0 million; therefore, all $50.0 million was available under the facility, with $3.6 million committed to standby letters of credit.

	Year ended December 31,
	2012	2011
	(in millions)
Selected cash flow items Operating activities:
Cash provided by operating activities	$21.5	$38.3
Net reforestation	(0.2)	(0.7)
Net change in non-cash working capital items	4.0	(4.5)
	25.3	33.1
Investing activities:
Additions to property plant and equipment	(20.4)	(47.6)
Changes in working capital for investing activities	3.7	4.3
Receipt of government grants	8.7	-
Proceeds on Fox Creek insurance claim	-	7.6
Increase in restricted cash	(6.9)	-
Other	0.2	3.5
	(14.7)	(32.2)
Financing activities:
Increase in borrowings	4.3	201.3
Repayment of borrowings	(0.9)	(189.8)
Finance expenses paid	(20.1)	(24.3)
Dividends	(0.8)	(1.6)
	(17.5)	(14.4)

(Decrease) increase in cash	$(6.9)	$(13.5)

Opening Cash	$31.6	$45.1
Closing Cash	$24.7	$31.6

Cash and cash equivalents	$24.7	$31.6
Restricted cash	18.8	-
Total cash	$43.5	$31.6

We generated $21.5 million in cash from operations in the current year, a significant decline from the $38.3 million provided in 2011, reflecting the impact of rising energy and transportation costs on both our lumber and pulp segments. The impact of improved pricing in the lumber segment in 2012 was more than offset by significant contributions from the segment’s hedging program in 2011, while in 2011 the corporate and other segment benefitted from the receipt of previously referenced insurance proceeds.

Working capital generated $4.0 million in 2012, compared to the $4.5 million used in 2011, as increased inventories (related mainly to our seasonal log inventory build) were more than offset by an increase in cash from lower accounts receivable (in part due to active factoring of long-term, letter-of-credit-backed receivables) and higher accounts payable (due mainly to unrealized losses on derivative contracts and deferred revenue from grant funding).

Investing activities were $14.7 million in 2012, which included $2.3 million for the completion of the Fox Creek planer upgrade and $4.6 million for the bio-energy project. The remaining balance of $4.8 million addressed our requirements for maintenance of business expenditures for the year. Comparatively, the $47.6 million in capital investments made last year was primarily attributable to a $43.2 million expenditure related to the rebuilding of the

Fox Creek sawmill and associated site enhancements, and included $3.6 million in capitalized interest and $1.4 million in capitalized commissioning costs. The remaining $4.4 million in capital expenditures for 2011 was for maintenance of business capital and certain small, but high-return, projects. We expect that, going forward, annual capital spending, outside of major projects, will be in the range of $5 million to $7 million.

Financing activities for the year consisted of $20.1 million related to the servicing of our long-term debt, $0.9 million in principal payments for our power-purchase loans and a first-quarter dividend payment of $0.8 million. This was lower than the previous year’s expenses paid, which included financing activities connected to the redemption of our US$190 million in 7.75% Senior Notes due 2013 and the issuance of US$210 million in 8.50% Notes due 2021.

Based on our current level of operations, we believe that our existing cash balance and availability under our revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next 12 months. However, our future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors beyond our control, including the factors discussed in Item 3D, “Risk Factors”.

Liquidity and Capital Resources for 2011 compared to 2010

Summary of Financial Position

	As at December 31,
	2011		2010

Cash - millions	$31.6		$45.1
Restricted cash - millions	-		-
Current assets - millions	147.1		155.0
Current liabilities - millions	44.0		41.1
Ratio of current assets to current liabilities	3.3	x	3.8	x
Financial liabilities - borrowings - millions	222.6		201.6
Shareholder's equity - millions	$81.5		$84.2

We ended 2011 with $31.6 million in cash, down from $45.1 million in cash held at the end of 2010. With cash from operations more than sufficient to compensate for investments in working capital, the refinancing costs of our long-term debt and normal maintenance of business capital expenditures during the year, the difference in year-over-year cash balances reflected the capital investments associated with the Fox Creek sawmill reconstruction. We also saw working capital needs increase in 2011 due to the restart of the Fox Creek sawmill.

In 2010, we renewed our $50 million revolving credit facility, extending the expiration to November 15, 2013. The facility is subject to a borrowing formula based on accounts receivable and inventory. On December 31, 2011, this borrowing base was calculated to be $55.0 million and, therefore, all $50 million was available under the facility, $3.6 million of which was committed to standby letters of credit.

Selected Cash Flow Items

	Year ended December 31,
	2011	2010
	(in millions)
Selected cash flow items Operating activities:
Cash provided by operating activities	$38.3	$39.9
Net reforestation	(0.7)	2.3
Net change in non-cash working capital items	(4.5)	(20.2)
	33.1	22.0
Investing activities:
Additions to property plant and equipment	(47.6)	(22.1)
Changes in working capital for investing activities	4.3	1.5
Proceeds on Fox Creek insurance claim	7.6	-
Other	3.5	-
	(32.2)	(20.6)
Financing activities:
Increase in borrowings	201.3	-
Repayment of borrowings	(189.8)	(0.8)
Finance expenses paid	(24.3)	(16.7)
Dividends	(1.6)	-
	(14.4)	(17.5)

(Decrease) increase in cash	$(13.5)	$(16.1)

Opening Cash	$45.1	$61.2
Closing Cash	$31.6	$45.1

Cash and cash equivalents	$31.6	$45.1
Total cash	$31.6	$45.1

We generated $37.6 million in cash from operations in 2011, a decline from the $42.2 million provided in 2010, reflecting the weaker markets and higher costs seen in the current period. The balance of cash generated from operations reflected our continued efforts to manage our assets appropriately for the current business conditions.

Working capital used a modest $4.5 million in 2011, despite new requirements associated with the restart of the Fox Creek sawmill. Finished product inventories increased, as shipments, which had largely matched strong production levels throughout the year, lagged late in the period due to both vessel-departure timing and end-of-year order reductions resulting from customer inventory-management efforts. The finished-product inventory increases were partly mitigated by a decrease in log inventories, as unseasonably warm weather hampered harvesting and deliveries, and by a decrease in accounts receivable and increase in accounts payable, both within normal variations for these accounts.

Total capital expenditures were $47.6 million during 2011. Netted against the figure were $4.3 million in non-cash adjustments. The comparable amounts for 2010 were $22.2 million in total capital expenditures, reduced by $1.5 million in non-cash adjustments. Expenditures on the reconstruction of the Fox Creek sawmill amounted to $43.2 million in 2011 and $20.3 million in 2010. Included in both figures was an allowance for capitalized interest associated with the value of the project investment to date and commissioning costs. The amount of capitalized interest was $3.6 million in 2011, as compared to $0.4 million in 2010, and capitalized commissioning costs totaled $1.4 million. The remaining $3.9 million in capital expenditures posted for 2011 represented maintenance-of-business requirements and investments in certain small, high-return projects.

Insurance proceeds of $7.6 million represented final settlement of the claim on the 2008 Fox Creek sawmill fire. Other investing activities of $3.5 million in 2011 reflected the net of proceeds on disposal and increase in other assets and the repayment of loans to certain of our officers; the sale of miscellaneous assets generated the $0.1 million loss in 2010.

Financing activities for the quarter largely reflected the impact of the redemption of our US$190 million in 7.75% Senior Notes due 2013 and issuance of US$210 million in 8.5% Notes due 2021. Associated with this transaction were expenditures related to the refinancing activities, which will be amortized over the ten-year life of the new Senior Notes, and the payment of a call premium. In addition, we declared dividends of $2.25 million, of which $1.5 million was paid in the year, as well as making modest principal repayments on the power- purchase rights loans #1 and #2.

Liquidity and Capital Resources for the Fourth Quarter of 2012

	Three months ended
	Dec. 31/12	Sep. 30/12	Dec. 31/11
		(in millions)
Selected cash flow items Operating activities:
Cash provided by operating activities	$6.1	$9.8	$(3.0)
Net reforestation	0.5	(2.4)	0.6
Net change in non-cash working capital items	(6.2)	10.0	0.3
	0.4	17.4	(2.1)
Investing activities:
Additions to property plant and equipment	(10.1)	(5.7)	(8.7)
Changes in working capital for investing activities	(1.0)	4.4	(0.4)
Receipt of government grants	8.7	-	-
Proceeds on Fox Creek insurance claim	-	-	7.6
Increase in restricted cash	(6.9)	-	-
Other	-	0.1	0.5
	(9.3)	(1.2)	(1.0)
Financing activities:
Increase in borrowings	4.3	-	-
Repayment of borrowings	(0.2)	(0.2)	(0.2)
Finance expenses paid	(0.5)	(9.4)	(0.4)
Dividends	-	-	-
	3.6	(9.6)	(0.6)

(Decrease) increase in cash	$(5.3)	$6.6	$(3.7)

Opening Cash	$30.0	$23.4	$35.3
Closing Cash	$24.7	$30.0	$31.6

Cash and cash equivalents	$24.7	$30.0	$31.6
Restricted cash	18.8	9.5	-
Total cash	$43.5	$39.5	$31.6

We ended the quarter with $43.5 million in cash, $18.8 million of which was restricted cash, for government grants received for the bio-energy project but not yet expended, as well as for deposits to secure unrealized losses on futures contracts.

Operating results were sufficient to cover investments in working capital, which were largely related to the start of the seasonal build-up of log-inventory working-capital. Additions to property, plant and equipment were limited to maintenance of business activities, as expenditures related to the bio-energy project were largely covered by grant funds and, therefore, only minimal amounts were recorded as capital expenditures on a net basis. Changes in working capital for investing activities represented previously-accrued net project expenditures. Financing activities included increased borrowings associated with the bio-energy project for costs incurred in the previous quarter.

Repayment of borrowings was limited to principal payments on our power-purchase rights loans, and finance expenses represent interest payments on these same loans. The previous period included the bi-annual interest payment for our Senior Notes. The net result was a use of cash of $5.3 million, which was higher than the same period last year, due to the inventory build with the start-up of the Fox Creek sawmill.

C.	Research and Development

We did not conduct significant research and development activities in 2012.

D.	Trend Information

The North American lumber market experienced steady improvement through the latter half of 2012 and into the first quarter of 2013, as an increasingly positive outlook for the U.S. housing market, continued Asian demand and a minimal supply response combined to result in one of the strongest price rallies in years. Rising prices resulted in a reduction in export charges imposed under the Softwood Lumber Agreement, with charges reduced to 5% in two months of 2012 and no charges expected in the first quarter of 2013.

Some analysts believe that the end of 2012 represented the early stage of a sustained and substantial price improvement for lumber. This outlook is based, in part, on expectations of steady increases in demand from the U.S., as the American housing market recovers and the renovation and remodeling market maintains a steady pace, as well as on ongoing demand from China. It is also supported on the supply side, given that lumber capacity increases are expected to be constrained by the effects of the mountain pine beetle infestation on available merchantable timber in British Columbia. Though we generally agree with this outlook and expect these demand and supply trends to continue through 2013 and 2014 and into 2015, our forecast is tempered by the following factors: the recovery of the U.S. housing market is likely to be uneven, both geographically and seasonally; Chinese buying patterns can be highly volatile; and the general recovery of the world economy remains fragile in several regions.

Over the past several years, the strength of general pulp markets was undermined by the weakness of the global economy, which reduced paper consumption, and by the start-up of new pulp capacity, which further upset the demand-supply balance. Pulp manufacturing volumes increased over the past five years, including during the period of economic upheaval starting in 2008 in which demand for paper, and therefore pulp, declined significantly. This capacity growth reflected investment decisions made prior to the onset of the credit crisis and ensuing recession.

Demand improved through 2010 and 2011 and, by early 2012, much of the over-capacity had been corrected and shipment-to-capacity ratios had largely reached historical norms. In late 2012, further new capacity additions once again challenged the demand/supply balance, though over-capacity in this period was somewhat mitigated by a stronger global economy.

The pricing outlook for all pulps in the year ahead is expected to be relatively stable, though stronger prices in the first half of 2013 may give way to weaker pricing later in the year, as expected new capacity comes into the market. To the extent our BCTMP output is used in the printing and writing or tissue and towel sectors, we would expect to see our associated pricing following the general trend discussed above. However, a significant and growing portion of our output is used in the Chinese paperboard market, where BCTMP faces competition from domestic alkaline peroxide mechanical pulp mills, whose output has a similar functional profile. When market prices drop below the operating costs of these domestic mills, the mills are shut down and Chinese paperboard producers purchase market BCTMP. When the market rises, the mills are restarted, creating downward pressure on BCTMP prices. This developing competition has resulted in enhanced price stability for market BCTMP producers, as it has created a floor during falling markets and a drag on increases during rising markets. The combination of these influences leads us to expect that 2013 will bring generally stable pricing for our BCTMP, with more downward pressure early in the year, followed by some improvement later in the year. Any significant moves in the broader pulp market will likely be more muted in our own results.

Operationally, we expect our facilities to continue to run at roughly current levels through 2013. The lumber segment output should reach 520 million board feet with a full year of optimized production at the Fox Creek mill. We do not currently plan to re-start the idled second shift at our Boyle operation. The pulp mill should again produce and sell approximately 320,000 ADMT.

We expect to continue seeing upward pressure on our costs, largely related to rising delivered-log costs associated with increasing fuel prices, a lack of contractor availability and longer haul distances. While rising energy costs are also expected to continue to be challenging, increased volatility in market electricity pricing should bring opportunities for energy management initiatives at the pulp mill. The labor market is also expected to be a significant challenge in the year ahead, as our sector faces strong workforce competition in Alberta from the oil and gas sector, especially for positions such as the skilled trades.

E.	Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements, apart from $3.6 million committed for standby letters of credit under our revolving credit facility and $1.7 million for a standby letter of credit for grant funding that is included in restricted cash and is secured by a term deposit.

F.	Tabular Disclosure of Contractual Obligations

The table below summarizes the Company's contractual obligations as at December 31, 2012.

		Payment due by period
	(in millions)
Contractual Obligations (1)		Less than		3-5	More than
	Total	1 year	1-2 years	years	5 years
Long-term debt	$226.9	$1.1	$5.5	$4.6	$215.7
Fixed-rate interest (2)	154.0	19.4	19.2	56.4	59.0
Power purchase rights (3)	185.8	22.0	22.4	68.1	73.3
Total	$566.7	$42.5	$47.1	$129.1	$348.0

(1)

Contractual obligations are agreements related to debt, leases and enforceable agreements to purchase goods or services on specified terms but do not include reforestation obligations, accounts payable in the ordinary course of business or contingent amounts payable.

(2)	Based on annual interest of US$17.9 million converted at a rate of US$1.00/C$.
(3)	Does not include anticipated revenues from the sale of power supplied under the power purchase rights.

G.	Safe Harbor

See “Special Note Regarding Forward-Looking Statements”.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Officers

The following table sets forth certain information with respect to our directors and executive officers.

		Years of
		Industry
Name	Age	Experience	Position
James B. Millar	72	50	Co-Chairman and Director
H. MacKenzie Millar	66	43	Co-Chairman and Director
J. Craig Armstrong	61	39	President, Chief Executive Officer and Director
Kevin Edgson, C.M.A., M.B.A.	49	27	Vice-President, Chief Financial Officer
Carol Cotton, C.A.	55	25	Senior Vice-President, Corporate
Ronald J. Reis, P Eng.	59	38	Senior Vice-President, Pulp
Stefan Demharter	51	30	Vice-President, Wood Products
Brian McConkey	48	24	Vice-President, Human Resources
Robert J. Turner, Q.C. (2)	66		Secretary, General Counsel and
			Director
W. Kenneth Davidson (3)	62		Director
William D. Grace, F.C.A. (1)(2)(3)	77		Director
Donald R. Ching (1)(3)	71		Director
Douglas G. Hall (1)(2)(3)	63		Director

(1)	Member of Audit Committee
(2)	Member of Executive Compensation Committee
(3)	Member of Independent Directors Committee

James B. Millar, has served as our Co-Chairman of the Board and Director since July 2010, and had previously served as Chairman of the Board and a Director since September 1997. Mr. Millar joined the family business on a full-time basis in 1963, working in the construction and forest products divisions of our parent, Industries.  Mr. Millar is a past president of the Alberta Roadbuilders Association and served on the board of trustees of the University of Alberta Hospitals Foundation. Mr. Millar has a B.Sc. in Civil Engineering from the University of Alberta. Mr. Millar is the brother of H. MacKenzie Millar.

H. MacKenzie Millar, has served as our Co-Chairman of the Board and Director since July 2010, and had previously served as President, Chief Executive Officer and a Director since September 1997. Mr. Millar joined the family business on a full-time basis in 1970. Mr. Millar is a past president of the Alberta Forest Products Association and has served on the boards of Forintek Canada, Canadian Wood Council, Alberta Research Council and the Forest Sector Advisory Council to the Government of Canada. In 2010, Mr. Millar was awarded a lifetime honorary membership in the Alberta Forest Products Association. Mr. Millar has Bachelor of Arts and Bachelor of  Commerce degrees from the University of Alberta and has served on the Business Advisory Council to the Faculty of Business of the University of Alberta. Mr. Millar is the brother of James B. Millar.

J. Craig Armstrong, has served as President, Chief Executive Officer and Director since July 2010. Mr. Armstrong had previously served as Executive Vice-President since July 1998. Prior to this, Mr. Armstrong had served as our Senior Vice-President, Marketing, since September 1997. Mr. Armstrong joined Industries in 1987 as Director of Sales and Marketing and was appointed that company’s Senior Vice-President, Marketing, in 1994. Prior to 1987, Mr. Armstrong spent eight years with St. Anne Pulp Sales and five years as head of sales for Prince Albert Pulp Co. Mr. Armstrong has a Bachelor of Commerce degree from the University of Saskatchewan.

Kevin Edgson, C.M.A., M.B.A., was appointed Vice-President and Chief Financial Officer in November, 2006. Prior to this, Mr. Edgson had served as our Director of Sales and Marketing since 1999. Mr. Edgson joined Millar Western in 1991 as an operation accountant, and has held operations, sales/marketing and financial positions in the mills and corporate office. Mr. Edgson has a Bachelor’s degree in Economics from the University of Victoria, a Masters of Business Administration from the University of Alberta, and a Certified Management Accountant designation.

Carol Cotton, C.A., was appointed Senior Vice-President, Corporate, in April 2002. Prior to this, Ms. Cotton had served as our Senior Vice-President and Chief Financial Officer since September 1997. Ms. Cotton joined Industries in 1988 as Vice-President, Finance, and was appointed Senior Vice-President and Chief Financial Officer in 1996. Ms. Cotton has been a member of the Institute of Chartered Accountants of Alberta since 1982 and, prior to 1988, she was a manager with Coopers & Lybrand, chartered accountants. Ms. Cotton has a Bachelor of Commerce degree from the University of Alberta.

Ronald J. Reis, P Eng., has served as Senior Vice-President, Pulp, since 2006. Prior to this, Mr. Reis had served as our Vice-President, Engineering and Technology, since September 1997. Mr. Reis joined Industries in 1987 as Corporate Technical Director and was appointed Vice President, Engineering and Technology in 1992. Prior to 1987, Mr. Reis spent 12 years with BC Forest Products. Mr. Reis has a Chemical Engineering degree from Lakehead University.

Stefan Demharter, has served as Vice-President, Wood Products since July 2012. Prior to this, Mr. Demharter had served as General Manager, Wood Products, since September 2004. Mr. Demharter joined Millar Western in 2001 as Sawmill Manager and previously held positions with another forest products company based in Manitoba. Brian McConkey, has served as Vice-President, Human Resources, since July 2012. Prior to this, Mr. McConkey had served as Director Human Resources since June 2001. Mr. McConkey joined Millar Western in 1999 as Manager, Human Resources, and was previously employed by a British Columbia-based forest products company. He has a Bachelor of Arts degree and a diploma in Human Resource Management.

Robert J. Turner, Q.C., has served as our Secretary, General Counsel and a Director since September 1997. Mr. Turner is Vice-Chair and Consultant of Fraser Milner Casgrain LLP, a law firm. Mr. Turner has a Bachelor of Commerce from the University of Calgary and an L.L.B. from the University of Alberta.

W. Kenneth Davidson, M.B.A., was appointed a Director in September 1997. Mr. Davidson is an independent consultant, and was previously Co-Chief Executive Officer of Gordon Capital Corporation, from 1996 to 2001. Before that, he spent 20 years with the Canadian Imperial Bank of Commerce, serving as Executive Vice-President, Risk Management, for the last five years of his term. Mr. Davidson holds Bachelor of Science degrees in Mathematics and business, both from Concordia University, and a Masters in Business Administration from McMaster University. Mr. Davidson also serves as a director of Vermillion Energy Inc.

William D. Grace, F.C.A., was appointed a Director in September 1997. During his business career, Mr. Grace served as managing partner of the PricewaterhouseCoopers consulting group and as Chief Financial Officer with several Alberta corporations. Mr. Grace also serves as a director of Melcor Developments Ltd. and Covenant Health and is the independent Chairman of the Edmonton Pipe Industry Pension Trust and Health Welfare Funds. Mr. Grace has previously served on numerous other boards of both private and public companies, including Stantec Inc. and The Forzani Group Ltd.

Donald R. Ching, was appointed a Director in September 1997. Mr. Ching is an independent consultant and previously was President and Chief Executive Officer of AREVA Resources Canada Inc., a uranium mining company, from 2005 to 2007. From 1996 to 2004, Mr. Ching was President and Chief Executive Officer of SaskTel, a communications company, and, before that, was President of Crown Investments Corporation of Saskatchewan, and a managing partner in a law firm.

Douglas G. Hall, was appointed a Director in March 1999. Mr. Hall is an independent consultant and previously was Managing Director of RBC Dominion Securities responsible for corporate and investment banking activities in Atlantic Canada. Mr. Hall has an M.B.A. from the University of Western Ontario and a B.A. from Queen’s University and is also a Chartered Financial Analyst. Mr. Hall also serves as a director for the Atlantic Institute of Market Studies, NexC Partners and Southwest Properties.

Certain of our directors and officers are also directors and officers of Industries and are therefore in positions involving possible conflicts of interest. Specifically, James B. Millar, Co-Chairman and a Director, is also Chairman, Chief Executive Officer and a Director of Industries; H. MacKenzie Millar, Co-Chairman and a Director, is also the President and a Director of Industries; Carol Cotton, Senior Vice-President, Corporate, is also Senior Vice-President and Chief Financial Officer of Industries, and Robert J. Turner, Secretary, General Counsel and a Director, is also Secretary and General Counsel of Industries. Our directors and officers are subject to fiduciary obligations to act in our best interests. Individuals who are directors and officers of both Millar Western and Industries have agreed with us that they will dedicate a substantial majority of their time to us in order to perform their duties as our directors and officers.

B.	Compensation

Executive officers are appointed annually and serve at the discretion of the Board of Directors. The aggregate amount of compensation we paid to all directors, officers and key employees as a group, for services in all capacities in 2012, was $4.0 million.

Our policy provides that each non-employee director is entitled to receive an annual fee of $18,000 and a fee of $1,500 for each board or committee meeting attended. The chair of the audit committee of the Board of Directors is entitled to an additional $7,000 per annum, and the chair of each other committee is entitled to an additional fee of $3,500 per annum. The total compensation paid to non-employee directors for the year ended December 31, 2012, was $0.1 million.

We do not have a stock incentive plan and have never granted stock appreciation rights to any of our directors, officers or employees. We maintain a defined contribution pension plan for all of our employees. The aggregate amount that we contributed to the pension plan on behalf of the employees in 2012 was $2.4 million, of which $0.1 million represented contributions on behalf of our officers. All of our employees are entitled to participate on a voluntary basis in a retirement savings plan, or RSP, under which we match each employee’s RSP contribution up to a fixed amount. The aggregate amount of matching RSP contributions paid by us in 2012 was $0.9 million, of which less than $10,000 represented matching contributions on behalf of our officers.

On January 1, 2000, we established a supplementary defined benefit pension plan for our executives and certain key employees. Under this plan, participants will be entitled to a target level of retirement benefits in combination with the Canada Pension Plan and our other Registered Pension Plans. The aggregate amount that we contributed to the supplementary pension plan on behalf of the participants was $0.5 million in 2012.

Employee Profit Sharing Plan

All full-time employees participate in a profit sharing plan that distributes to employees on an annual basis a percentage of earnings before income taxes and unusual items, such as unrealized exchange gains or losses on debt. The percentage of such earnings set aside for distribution under the employee profit sharing plan is reviewed annually. For the years ended December 31, 2012, 2011, 2010, 2009, and 2008, the amount of such earnings set aside for distribution was nil, $0.4 million, $1.1 million, nil, and nil, respectively.

C.	Board Practices

In accordance with our articles of incorporation and by-laws, our Board of Directors may consist of up to ten directors, and our current Board of Directors consists of eight directors. Each director holds office until the next annual general shareholders' meeting or until the election of his or her successor, unless the director resigns or the office becomes vacant by reason of the Director's death, removal or other cause. The start of each director's and executive officer's term of service is set forth in Item 6(A) above. No directors have service contracts providing for benefits upon termination of employment.

The Audit Committee of the Board of Directors currently consists of independent directors: William D. Grace, Donald R. Ching and Douglas G. Hall. The Audit Committee is responsible for reviewing our financial statements and our internal controls, reviewing the work of our independent auditors, monitoring other financial matters and making recommendations for approval in respect thereof to the Board of Directors.

The Executive Compensation Committee currently consists of four members: Douglas G. Hall, William D. Grace, H. MacKenzie Millar and Robert J. Turner. The Executive Compensation Committee is responsible for reviewing compensation levels of senior management and other executive compensation matters.

D.	Employees

As of December 31, 2012, we had 627 full-time employees, all of whom were non-unionized.

Location	Employees (1)
Corporate office (Edmonton)	50
Whitecourt pulp mill	117
Whitecourt sawmill	259
Boyle sawmill	85
Fox Creek sawmill	72
Woodlands (Whitecourt, Fox Creek, Boyle)	44
Total	627

(1) Does not include part-time or seasonal employees.

In addition, we employ independent contractors to provide logging, trucking, road building and forest regeneration services.

E.	Share Ownership

As the Company is 100% owned by Industries, none of the individuals described above owns shares in the Company or has options to purchase any shares.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Principal Shareholder

Industries holds, directly and of record, 15,000,002 common shares, representing 100% of our outstanding common shares. Industries is a company with operations in chemicals and other businesses. Industries is owned 100% by Hualkeith Investments Ltd., or Hualkeith, a corporation indirectly owned 100% by James B. Millar, H. MacKenzie Millar and other members of the Millar family. James B. Millar and H. MacKenzie Millar together control 55.6% of the outstanding equity of Hualkeith. The registered office of Industries is located at 2900 Manulife Place, 10180 -101 Street, Edmonton, Alberta, T5J 3V5, and its executive offices are located at 16640 -111 Avenue, Edmonton, Alberta, T5M 2S5.

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

Non-Competition Agreement

Industries, James B. Millar and H. MacKenzie Millar entered into a non-competition agreement, whereby each agreed not to engage, without our consent, in the operation of or have any financial interest in any business operation in the forest products industry in Canada or the United States for so long as Industries, James B. Millar and H. MacKenzie Millar hold, in the aggregate, at least 10% of our outstanding common shares. The non-competition agreement does not apply to the purchase of less than a controlling interest of a publicly traded company engaged in the forest products industry, selling goods or products to businesses in the forest products industry (provided that the relationship is strictly supplier-purchaser), or performance under the Corporate Services Agreement described below. In addition, Industries, James B. Millar and H. MacKenzie Millar have agreed not to disclose any confidential information or trade secrets concerning our present and contemplated business.

Trademark Licensing Agreement

 Industries is the registered owner in Canada of the trademark “MILLAR WESTERN”, the Millar Western logo and the trademark “a resourceful company”. We and Industries entered into a trademark licensing agreement, which we refer to as the Trademark Licensing Agreement, which grants to us a non-exclusive, non-transferable license to use the trademarks in Canada and, where applicable, in the United States, and wherever else in the world the trademarks are registered, in association with the sale of salt, lumber, wood chips, pulp, and paper and paper products. Under the license, we will be required to maintain certain quality standards for wares and services set by Industries. In addition, we may only use the trademarks in our business or tradename and not as or in any other corporate, business or tradename. The Trademark Licensing Agreement may be terminated by either party upon six months’ notice to the other party or by Industries in the event of a material breach of the Trademark Licensing Agreement by us.

Corporate Services Agreement

We entered into a corporate services agreement, which we refer to as the Corporate Services Agreement, with Industries in 1998, regarding office, managerial and aircraft services. Pursuant to the Corporate Services Agreement, Industries has granted us a non-exclusive license to use and occupy an office building owned by Industries for market rent. We have agreed to supply to Industries, on a non-exclusive basis, management, finance and accounting, information systems, purchasing and human resource services as the needs of Industries dictate. Industries pays us 5% in excess of the costs we incur in providing such services. All of the persons employed by Industries in forest products operations remained employees of Industries until December 31, 1998, at which time they became our employees. Industries agreed to make such employees available to us, continued to pay such employees and did not terminate or alter any terms of employment. We reimbursed Industries for all costs incurred by Industries related to those employees. Industries makes its aircraft available to us on a standby basis, and we pay a standby fee equal to 100% of the fixed costs of the aircraft and a proportionate amount of the variable costs equal to the portion of our use of the aircraft in relation to the total use of the aircraft. The Corporate Services Agreement may be terminated by either party upon six months’ notice.

The agreements described below were assigned to us by Industries on May 13, 1998. Management believes that such agreements involve the payment of market rates or are on terms that we would have negotiated with unaffiliated third parties.

Magnesium Sulphate Supply Agreement

Pursuant to a magnesium sulphate supply agreement, Industries produces and supplies, and we purchase, all of the magnesium sulphate requirements of the Whitecourt pulp mill at a price based upon the market rate. This agreement may be terminated by either party on two months’ notice.

Services Provided by Directors

Robert J. Turner, Secretary, General Counsel and a Director of Millar Western, is a consultant at the law firm of Fraser Milner Casgrain LLP, which received fees of $117,000, $276,000 and $210,000 for general corporate legal advice provided to us in 2010, 2011 and 2012, respectively. Such compensation did not exceed 5% of the revenues of Fraser Milner Casgrain LLP during 2010, 2011 or 2012.

Indebtedness of Directors and Officers

There is no indebtedness outstanding to us by our directors or executive officers.

C.	Interests of experts and counsel

Not applicable.

ITEM 8: FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 17: Financial Statements.

B.	Significant Changes

Not applicable.

ITEM 9: THE OFFER AND LISTING

A.	Offer and Listing Details

There is no organized trading market, inside or outside the United States, for the Notes covered by this annual report.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Notes covered by this annual report are not listed on any stock exchange or other regulated market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

There are no provisions of the Company’s articles or other constituent documents that describe the Company’s objects and purposes.

Under the Business Corporations Act (Alberta), a director may vote on a proposal, arrangement or contract in which he or she is interested, if the contract or transaction is:

a.	an arrangement by way of security for money lent to or obligations undertaken by that director, or by a body corporate in which he has an interest, for the benefit of the Company or an affiliate,

b.	a contract or transaction relating primarily to that director's remuneration as a director, officer, employee or agent of the Company or an affiliate,

c.	a contract or transaction for indemnity or liability insurance, or

d.	a contract or transaction with an affiliate.

In the absence of an independent quorum, a director may not vote compensation to himself or herself. The directors may, without authorization of the shareholders,

a.	borrow money on the credit of the Company,

b.	issue, reissue, sell or pledge debt obligations of the Company,

c.	subject to certain conditions, give a guarantee on behalf of the Company to secure performance of an obligation of any person, and

d.	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

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

Subject to the rights of the holders of any shares of the Company having rights or privileges superior to the common shares with respect to any priority in the payment of dividends:

a.	each holder of a common share shall be entitled to receive dividends as and when declared and payable, and

b.	dividends may be declared and paid on the common shares to the complete exclusion of the other classes of shares of the Company.

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

There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed.

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

E.	Taxation

Not applicable.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

The Company's registration statement on Form F-4 ,its annual and periodic reports and all other filings made with the U.S. Securities and Exchange Commission may be inspected and copied at the Commission's public reference facilities in Room 5080, 100F Street, N.E., Washington, D.C., 20549, and at the regional offices of the Commission. The Commission may be reached at 1-800-SEC-0330 for further information on the public reference rooms. These Commission filings are also available to the public from commercial document retrieval services. Reports furnished by the Company with the Commission since November 26, 2002, are also maintained electronically on the Commission's website, www.sec.gov.

I.	Subsidiary Information

Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.	Commodity Prices

The markets for pulp and lumber are highly cyclical and affected by such factors as global economic conditions, world-wide demand for pulp and paper, residential and commercial construction in North America and Asia, and changes in industry production capacity and inventory levels. All these factors have a significant impact on selling prices for our products and profitability. The following outlines the sensitivity of operating earnings over the course of a year to changes in commodity prices.

	Change in realized price(1)	Estimated impact on operating earnings(2)
		(in millions)
Pulp(3)	US$50/ADMT	$16.1
Lumber(4)	US$50/mfbm	$26.0

(1)	Assumed exchange rate of US$1.00 = $1.00.
(2)	Before impact of profit sharing plan.
(3)	Based on annual shipments of 322,000 ADMT.
(4)	Based on annual shipments of 520 mmfbm.

B.	Foreign Exchange

We sell the majority of our products (64% of 2012 revenue, 69% of 2011 revenue and 72% of 2010 revenue) outside of Canada, in U.S. dollars. Consequently, the value of the Canadian dollar versus the U.S. dollar has a major impact on our revenue and profitability. The value of the Canadian dollar was US$1.0051 at December 31, 2012, compared to US$0.9833 at December 31, 2011 and 1.0054 at December 31, 2010.

The impact on earnings of fluctuations in currency rates is partially offset by the corresponding fluctuations in our debt-service payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, we periodically enter into foreign-exchange forward contracts. We do not use any instruments to manage our exposure to changes in foreign-currency rates with respect to the principal value of our U.S.-dollar-denominated debt. We do not hold or issue foreign-currency financial instruments for trading purposes. Based on sales revenue for the year ended December 31, 2012, the effect of a US$0.01 change in the value of the Canadian dollar over the course of the year would affect operating earnings by approximately $2.0 million.

C.	Interest Rates

The interest rate on the majority of our existing long-term debt, specifically the US$210.0 million aggregate principal amount of 8.50% Senior Notes, due 2021, as well as our two power purchase rights loans are all fixed. The interest rate on our existing revolving credit facility varies with the prevailing prime rate of the facility’s provider. We do not currently use any derivative instruments to manage our exposure to changes in market interest rates.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report, have concluded that, as at such date, our disclosure controls and procedures were effective in timely alerting them to material information relating to us required to be disclosed in our reports filed or submitted under the Exchange Act. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures within our company to disclose all material information otherwise required to be set forth in our periodic reports.

Changes in Internal Control Over Financial Reporting. There was no change in our internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

William D. Grace is an audit committee financial expert and is independent (as defined under the rules and regulations of the New York Stock Exchange).

The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Company’s Board of Directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or the Board of Directors.

ITEM 16B: CODE OF ETHICS

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and persons fulfilling similar functions. The code of ethics is filed as an exhibit to this annual report for the year ended December 31, 2012. A copy of the code of ethics will be provided to any person without charge upon such person's request in writing to our Chief Financial Officer at the address set forth on the cover of this annual report.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

We paid the following fees to PricewaterhouseCoopers LLP in each of the years ended December 31, 2010, 2011 and 2012 for professional services:

	2010	2011	2012
	(in thousands)
Audit fees (1)	$233	$224	$279
Audit-related fees	-	-	-
Tax fees (2)	24	24	25
All other fees (3)	110	189	28
	$367	$437	$332

(1)

Audit fees comprise professional services for the audit of our annual financial statements, review of our interim financial statements, and services normally provided in connection with our statutory and regulatory filings.

(2)	Tax fees comprise amounts paid for tax compliance and advisory services.
(3)

All other fees comprise amounts paid for the audit of expenditures under the Alberta government’s Forest Resource Improvement Program, consultations on accounting developments and the accounting for potential corporate transactions.

Our audit committee approved 100% of the fees paid to PricewaterhouseCoopers LLP in 2010, 2011 and 2012 and has a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax compliance, audit services and tax services may be presented to the Audit Committee for pre-approval as a category of services on an annual or project basis. On an annual basis, management is required to update the audit committee in respect of the actual amount of fees in comparison to the pre-approved estimate. All non-audit services not otherwise pre-approved by the audit committee must be pre-approved by the audit committee on an individual basis.

No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G: CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H: MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17: FINANCIAL STATEMENTS

The Auditor's Report and Financial Statements for the Company are attached hereto as itemized under Item 19(a) and are incorporated herein by reference. Such Financial Statements have been prepared on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board.

ITEM 18: FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19: EXHIBITS

(a)	Financial Statements

(i) Auditors' Report.

(ii) Balance Sheets as at December 31, 2011 and 2012.
(iii) Statements of Earnings for the years ended December 31, 2010, 2011 and 2012.
(iv) Statements of Retained Earnings for the years ended December 31, 2010, 2011 and 2012.
(v) Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012.
(vi) Notes to the Financial Statements.
(vii) Financial Statement Schedules are omitted because they are not applicable, not required or because the required information is included in the Financial Statements filed herein.

(b) Exhibits
--------

Exhibit Number	Description of Exhibit
1.1*	Certificate, Articles of Incorporation and Articles of Amendment.
1.2*	By-laws.
2.1***	Indenture dated as of April 7, 2011, among the Company, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada as co-trustee.
2.2***	Registration Rights Agreement, dated as of April 7, 2011, among the Company and Goldman, Sachs & Co., HSBC Securities & Co., HSBC Securities (USA) Inc. and KKR Capital Markets LLC.
2.3***	Form of Exchange Note (included in Exhibit 2.1).
2.4***	Credit Facility Letter dated as of December 29, 2006, from HSBC Bank Canada to the Registrant.
2.5***	First Supplemental Credit Facility Letter dated as of September 12, 2007, from HSBC Bank Canada to the Registrant.
2.6***	Second Supplemental Credit Facility Letter dated as of March 26, 2008, from HSBC Bank Canada to the Registrant.
2.7***	Third Supplemental Credit Facility Letter dated as of April 22, 2008, from HSBC Bank Canada to the Registrant.

2.8***	Fourth Supplemental Credit Facility Letter dated as of August 13, 2009, from HSBC Bank Canada to the Registrant.
2.9***	Fifth Supplemental Credit Facility Letter dated as of May 25, 2010, from HSBC Bank Canada to the Registrant.
2.10***	Sixth Supplemental Credit Facility Letter dated as of September 17, 2010, from HSBC Bank Canada to the Registrant.
2.11***	Seventh Supplemental Credit Facility Letter dated as of April 6, 2011, from HSBC Bank Canada to the Registrant.
2.12***	SD Extension Loan Agreement dated as of June 5, 2006, between the Registrant and CP Energy Marketing LP (formerly known as EPCOR Merchant and Capital LP).
2.13***	Tax Loan Agreement dated as of February 22, 2007, between the Registrant and CP Energy Marketing LP (formerly known as EPCOR Merchant and Capital LP).
2.14***	Letter of Understanding dated June 5, 2006, among the Registrant, CP Energy Marketing LP (formerly known as EPCOR Merchant and Capital LP) and Capital Power PPA Management Inc. (formerly known as EPCOR PPA Management Inc.).
4.1*	Forest Management Agreement dated May 14, 1997, between the Minister of Environmental Protection of Alberta and the Registrant.
4.2*	Corporate Services Agreement dated May 13, 1998, between the Registrant and Millar Western Industries Ltd.
4.3*	Non-Competition Agreement dated as of May 13, 1998, among the Registrant, Millar Western Industries Ltd., James B. Millar and H. MacKenzie Millar.
4.4***	Trademark Licensing Agreement dated May 13, 1998, between the Registrant and Millar Western Industries Ltd.
4.5***	Fox Creek Site Land Lease dated as of December 10, 2010, between the Registrant and the Province of Alberta.
4.6**	Power Syndicate Agreement (Sundance C) dated January 1, 2001, among the Registrant, Capital Power Corporation (formerly known as EPCOR Utilities Inc.) and certain industry participants.
4.7***	Power Purchase Arrangement (Sundance C).
4.8***	Millar Western PPI Swap and Purchase Agreement dated as of May 19, 2006, among the Registrant, CP Energy Marketing LP (formerly EPCOR Merchant and Capital LP) and Capital Power Corporation (formerly known as EPCOR Utilities Inc.).
7.1****	Computation of Ratio of Earnings to Fixed Charges.
11.1****	Code of Ethics.
12.1****	Certification of the Chief Executive Officer, J. Craig Armstrong required by 17 CFR 240.15d-14(a).
12.2****	Certification of the Chief Financial Officer, Kevin A. Edgson required by 17 CFR 240.15d-14(a).
13.1****	Certification of the Chief Executive Officer, J. Craig Armstrong required by 17 CFR 240.15d-14(b) and 18 U.S.C. Section 1350.
13.2****	Certification of the Chief Financial Officer, Kevin A. Edgson required by 17 CFR 240.15d-14(b) and 18 U.S.C. Section 1350.
---------------

*	Incorporated by reference from the Registrant's Form F-4 filed with the Securities and Exchange Commission (Commission File No. 333-8960).
**	Incorporated by reference from the Registrant's Form 20-F filed with the Securities and Exchange Commission on June 4, 2002 (Commission File No. 333-08960).
***	Incorporated by reference from the Registrant's Form F-4 filed with the Securities and Exchange Commission (Commission File No. 333-179957).
****	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MILLAR WESTERN FOREST PRODUCTS LTD.

Dated: March 5, 2013	By: /s/ Kevin A. Edgson
Kevin A. Edgson
Chief Financial Officer

Millar Western Forest
Products Ltd.

Financial Statements
December 31, 2012 and 2011

March 4, 2013

Independent Auditor’s Report

To the Shareholder of Millar Western Forest Products Ltd.

We have audited the accompanying financial statements of Millar Western Forest Products Ltd., which comprise the statements of financial position as at December 31, 2012 and 2011 and the statements of operations and comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Millar Western Forest Products Ltd. as at December 31, 2012 and 2011 and its financial performance and its cash flows for each of the three years in the period ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Edmonton, Alberta

Millar Western Forest Products Ltd.
Statement of Financial Positions
As at December 31, 2012 and 2011

(expressed in thousands of Canadian dollars)

	2012	2011
	$	$

Assets

Current assets
Cash and cash equivalents (note 5)	24,674	31,630
Restricted cash (note 5)	18,824	-
Accounts and other receivables (note 6)	26,006	37,783
Inventories (note 7)	77,588	67,968
Prepaid expenses	12,018	9,746

	159,110	147,127
Property, plant and equipment (note 8)	175,295	172,818
Intangible assets (note 10)	44,860	49,488
Other assets (note 11)	2,910	315

	382,175	369,748

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 13)	63,960	37,855
Reforestation obligations (note 15)	5,070	5,205
Financial liabilities – borrowings (note 14)	1,092	978

	70,122	44,038
Financial liabilities – borrowings (note 14)	221,653	222,576
Asset retirement obligations (note 15)	2,206	2,002
Other obligations	331	260
Reforestation obligations (note 15)	10,163	9,986
Deferred income taxes (note 21)	1,893	6,440
Post-employment benefit obligation (note 22)	3,187	2,920

	309,555	288,222

Shareholder’s equity

Share capital (note 16)	65,500	61,500
Retained earnings	7,120	20,026

	72,620	81,526

	382,175	369,748

Approved by the Board of Directors

The accompanying notes are an integral part of these financial statements.

Millar Western Forest Products Ltd.
Statements of Changes in Equity
For the years ended December 31, 2012 and 2011

(expressed in thousands of Canadian dollars)

	Share	Retained	Total
	capital	earnings	equity
	$	$	$

Balance – January 1, 2010	-	67,552	67,552

Net income for the year	-	17,659	17,659

Actuarial losses	-	(986)	(986)

Balance – December 31, 2010	-	84,225	84,225

Net loss for the year	-	(229)	(229)

Actuarial losses	-	(220)	(220)

Adjustment to stated capital (note 16)	61,500	(61,500)	-

Dividends (note 16)	-	(2,250)	(2,250)

Balance – December 31, 2011	61,500	20,026	81,526

Net loss for the year	-	(8,259)	(8,259)

Acquisition of Chickadee Creek Energy Inc. (note 17)	-	(330)	(330)

Actuarial losses	-	(317)	(317)

Adjustment to stated capital (note 16)	4,000	(4,000)	-

Balance – December 31, 2012	65,500	7,120	72,620

The accompanying notes are an integral part of these financial statements.

Millar Western Forest Products Ltd.
Statements of Operations and Comprehensive (Loss) Income
For the years ended December 31, 2012 and 2011

(expressed in thousands of Canadian dollars)

	2012	2011	2010
	$	$	$

Revenue	332,401	284,682	295,383

Cost of products sold (excluding depreciation and amortization)	241,039	207,019	183,863
Freight and other distribution costs	53,222	48,563	49,565
Depreciation and amortization	13,641	11,349	11,029
General and administration	13,781	15,929	13,766
Other expenses (income) (note 19)	7,650	(25,751)	9,843

	329,333	257,109	268,066

Operating earnings	3,068	27,573	27,317

Foreign exchange gain (loss) on borrowings	4,641	(5,518)	10,716

Financing expenses (note 20)	(20,425)	(20,847)	(17,460)

(Loss) earnings before income taxes	(12,716)	1,208	20,573

Income taxes (recovery) expense (note 21)	(4,457)	1,437	2,914

Net (loss) earnings for the year	(8,259)	(229)	17,659

Actuarial losses – (net of tax recovery 2012-$106, 2011- $74 and 2010-$330)	(317)	(220)	(986)

Comprehensive (loss) income for the year	(8,576)	(449)	16,673

The accompanying notes are an integral part of these financial statements.

Millar Western Forest Products Ltd.
Statements of Cash Flows
For the years ended December 31, 2012 and 2011

(expressed in thousands of Canadian dollars)

	2012	2011	2010
	$	$	$

Cash provided by (used in)

Operating activities
Net (loss) earnings for the year	(8,259)	(229)	17,659
Adjustments for
Finance expenses	20,425	20,847	16,842
Depreciation and amortization	13,641	11,349	11,029
Deferred income tax expense (recovery)	(4,325)	1,685	2,994
Unrealized exchange (gain) loss on borrowings	(4,641)	12,222	(10,716)
Unrealized loss (gain) on derivative contracts	6,612	(2,594)	3,126
Reforestation expense	7,077	6,549	7,001
(Gain) loss on disposal of property, plant and equipment	(45)	(436)	1,119
Fox Creek insurance claim	-	(7,600)	-
Inventory valuation	(1,963)	1,242	(2,166)
Other	120	1,872	49
Reforestation expenditures	(7,256)	(7,325)	(4,693)

	21,386	37,582	42,244
Net change in non-cash working capital items (note 27)	3,895	(4,499)	(20,245)

	25,281	33,083	21,999

Investing activities
Additions to property, plant and equipment (note 27)	(16,598)	(43,324)	(20,620)
Receipt of government grants (note 9)	8,655	-	-
Proceeds on disposal of property, plant and equipment	205	1,358	330
Proceeds on Fox Creek insurance claim	-	7,600	-
Increase in restricted cash (note 5)	(6,952)	-	-
Acquisition of Chickadee Creek Energy Inc. (note 17)	36	-	-
(Increase) decrease in other assets	(46)	2,186	(384)

	(14,700)	(32,180)	(20,674)

Financing activities
Increase in borrowings	4,312	201,348	-
Repayment of borrowings	(978)	(189,850)	(784)
Finance expenses paid	(20,121)	(24,335)	(16,663)
Dividends	(750)	(1,500)	-

	(17,537)	(14,337)	(17,447)

Decrease in cash and cash equivalents	(6,956)	(13,434)	(16,122)

Cash and cash equivalents – Beginning of year	31,630	45,064	61,186

Cash and cash equivalents – End of year	24,674	31,630	45,064

The accompanying notes are an integral part of these financial statements.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

1		General information

Millar Western Forest Products Ltd. (the Company) is incorporated and located in Canada. The address of the Company’s corporate office is 16640 – 111 Avenue, Edmonton, Alberta, Canada T5M 2S5.

The Company is a subsidiary of Millar Western Industries Ltd. and the ultimate parent is Hualkeith Investments Ltd.

The Company is an integrated forest products company with facilities in Canada producing lumber and pulp. The lumber segment consists of three sawmill operations that produce and market dimension lumber. The pulp segment consists of a pulp operation that manufactures and markets a number of different grades of bleached chemi-thermo-mechanical pulp, (BCTMP).

2		Summary of significant accounting policies

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP) as defined in the Handbook of the Canadian Institute of Chartered Accountants (CICA Handbook). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (IFRS) as issued by the International Accounts Standards Board (IASB) and required publicly accountable enterprises to apply these standards effective for years beginning on or after January 1, 2011.

These financial statements were approved by the Company’s board of directors on March 4, 2013.

The significant accounting policies used in the preparation of these financial statements are as follows:

Basis of measurement

These financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and liabilities to fair value.

Foreign currency translation

	i)	Functional and presentation currency

Items included in the financial statements of the Company are measured using the Canadian dollar as the functional currency.

The Company has no operations outside of Canada; however, the Company does have a significant exposure to foreign-currency exchange-rate movements as a result of its long-term debt being denominated in U.S. dollars and its export sales being denominated primarily in U.S. dollars.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

ii)	Transactions and balances

Foreign currency transactions are translated into Canadian dollars by applying exchange rates in effect at the transaction date. At each reporting period end, monetary assets and liabilities denominated in foreign currencies are converted to Canadian dollars at rates of exchange prevailing on that date. Gains and losses on exchange differences are recognized in the statement of operations and comprehensive (loss) income.

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, deposits held with banks and money-market instruments with maturity dates of less than three months from the date they are acquired.

Financial instruments

i)	Financial assets

The Company classifies its financial assets in the following categories: at fair value through earnings, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Financial assets at fair value through earnings are financial assets held for trading and include derivative instruments for which cash-flow hedging has not been applied. Financial assets at fair value through earnings are carried at fair value, with changes in fair value generally recorded in other income (expense).

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, and include cash and cash equivalents, and accounts and notes receivable. Loans and receivables are recognized initially at face amount, except when fair value is materially different, and are subsequently measured at amortized cost using the effective-interest method, less a provision for impairment. A provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due, according to the original terms of the instrument.

The Company may enter into transactions to sell trade receivables to third parties. If the risks and rewards of ownership of the receivables are transferred to the purchaser, the transaction is accounted for as a sale and the receivables are derecognized. If the risks and rewards of ownership of the receivables are neither transferred nor retained, the transaction is accounted for as a sale if control is not retained over the receivables.

ii)	Financial liabilities

Accounts payable and accrued liabilities are non-interest bearing and are recognized initially at face amount, except when fair value is materially different, and are subsequently measured at amortized cost using the effective-interest method. Borrowings are recognized initially at fair value, net of any directly attributable transaction costs, and are subsequently measured at amortized cost using the effective-interest method.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

iii)	Derivative financial instruments

From time to time, the Company enters into forward-exchange contracts to hedge a portion of its expected foreign-currency-denominated revenue over periods of up to 12 months into the future. The Company also enters into forward-sales contracts for pulp or lumber, in order to reduce the impact of market volatility on its product sales, and enters into forward-purchase contracts for natural gas, in order to reduce the impact of market volatility on its gas purchases. These contracts are classified as derivative instruments.

Derivatives are recognized at fair value on the date the Company becomes a party to the contract and are subsequently re-measured at fair value. The Company does not enter into speculative contracts and does not apply hedge accounting; therefore, unrealized gains and losses on derivatives are recorded in earnings at each period end.

The Company has reviewed all significant contractual agreements and determined that there are no material embedded derivatives that must be separated from the host contract and recorded at fair value.

Details of the Company’s classification of financial instruments are provided in note 24.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset carried at amortized cost is impaired. If such evidence exists, the Company recognizes an impairment loss, with the loss being the difference between the amortized cost of the asset and the value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Inventories

The Company’s inventories include pulp, lumber, logs, processing materials and supplies.

Pulp, lumber, and log inventories are recorded at the lower of cost and net realizable value (NRV). Cost is determined using average cost and comprises raw-materials, direct-labour and other direct costs, and related production overheads consistent with the normal level of production. NRV represents the estimated selling price for inventories in the ordinary course of business, less the estimated costs of completion and selling expenses.

Processing materials and supplies are recorded at weighted average cost, recalculated at each transaction date.

Cost of products sold, as presented in the statement of comprehensive income, includes all inventories expensed in the period, as well as changes in inventory valuation provisions. When reasons for a write-down of inventory have ceased to exist, the write-down is reversed.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition or construction of the asset including commissioning costs and borrowing costs. Subsequent costs are included in the asset’s carrying value or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is removed when the item is replaced. Repair and maintenance costs are charged to the statement of operations and comprehensive (loss) income during the period in which they are incurred. Depreciation is recognized on a straight-line basis.

The estimated useful lives of the various components of the Company’s major assets classes are as follows:

Buildings – Sawmill	40 – 60 years
Buildings – Pulp mill	40 – 60 years
Buildings – Other	15 – 30 years
Process equipment - Sawmill	25 – 40 years
Process equipment – Pulp mill	20 – 50 years
Mobile equipment	5 – 10 years
Ancillary equipment	10 – 25 years
Furniture, office and computer equipment	5 – 20 years
Bridges	20 – 30 years
Roads and yards	30 – 50 years

The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant components and depreciates each component separately. Residual values and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying amount of the assets and are included as part of Other (income) expenses in the statement of operations and comprehensive (loss) income.

Intangible assets

The Company’s intangible assets include timber rights, computer software and power purchase rights. These assets are capitalized and amortized in the statement of operations and comprehensive (loss) income, on a straight-line basis over the period of their expected useful lives, as follows:

Timber rights	10 – 60 years
Computer software	5 – 15 years
Power purchase rights	20 years

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

Impairment of non-financial assets

Property, plant and equipment and intangible assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. For the purposes of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The recoverable amount is the higher of an asset’s fair value, less costs to sell, and its value in use, which is defined as the present value of the expected future cash flows of the relevant assets or CGU. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as finance expenses in the statement of operations and comprehensive (loss) income in the period in which they are incurred.

Employee benefits

i)	Pension obligations

The Company has defined-contribution plans providing pension benefits to most of its employees, and for certain key employees the Company has a supplementary defined-benefit pension plan.

The cost of defined-contribution pension plans is charged to expense as the contributions become payable.

The cost of defined-benefit plans is determined using the projected-benefit method, prorated on service and management’s best estimates of expected plan investment performance, salary increases and retirement ages of employees in the plan. The related pension liability recognized in the statement of financial position is the present value of the defined-benefit obligation at the period-end date, less the fair value of the plan assets.

Actuarial valuations for defined-benefit plans are carried out annually, or when any significant changes to the plan or membership may require a revaluation to be completed.

Actuarial gains and losses are recognized in the period in which they occur, in other comprehensive income (OCI), without recycling through earnings in subsequent periods. The costs of past-service benefits are recognized as an expense in the statement of operations and comprehensive (loss) income.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

ii)	Profit sharing

The Company recognises a liability and an expense for profit sharing, based on a formula that takes into consideration the net income before taxes of the Company after certain adjustments.

iii)	Other obligations

The Company offers a supplemental vacation program for select employees. The employees can use the vacation at their discretion, and the vacation can be carried forward until the end of employment. The Company accrues for unused vacation at each period end.

Provisions

Provisions for environmental reclamation, restructuring costs and legal claims, where applicable, are recognized when the Company has a present legal or constructive obligation as a result of past events, when it is more likely than not that an outflow of resources will be required to settle the obligation, and when the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material using a risk-free rate. The Company performs evaluations to identify onerous contracts and, where applicable, records provision for such contracts.

Forestry legislation in Alberta requires the Company to incur the cost of reforestation of areas of land on which timber is harvested under the terms of its quotas and forest management agreement. Accordingly, the Company records a liability for the costs of reforestation in the period in which the timber is harvested. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and work performed and revisions to reforestation estimates are recognized in the statement of operations and comprehensive (loss) income as they occur.

Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations and comprehensive (loss) income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax liabilities or assets are measured using substantively enacted rates anticipated to apply in the periods in which the differences are expected to reverse. Deferred income tax assets are recorded in the financial statements if realization is considered more likely than not.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

Deferred income tax assets and liabilities are presented as non-current.

Investment tax credits are recognized through income-tax expense/recovery when it is considered probable that the tax credit will be utilized against taxable earnings.

Revenue

Revenue is derived from the sale of pulp and lumber and from administrative services provided to related parties. It is measured at the fair value of the consideration received or receivable, net of claims, rebates, returns and discounts, for the sale of goods and services in the ordinary course of the Company’s business. Historical experience is used to estimate and provide for discounts and returns. Volume discounts are assessed based on anticipated annual purchases.

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the customer, the sales price and costs can be measured reliably, and it is probable that the economic benefits will flow to the Company. These criteria are generally met at the time the product is shipped to the customer; title and risk have passed to the customer; and acceptance of the product, when contractually required, has been obtained.

Government grants

Grants received under government incentive programs are recognized initially as deferred revenue at fair value when there is reasonable assurance that they will be received and the Company will comply with the conditions associated with the grant. Grants that compensate the Company for the cost of an asset are deducted against the carrying amount of the asset.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Company’s senior executive team, which collectively makes strategic decisions for the segments.

3	Critical accounting estimates and judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continually evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the company has made in the preparation of the financial statements:

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

Power purchase rights

The Company’s power purchase rights arise from a long-term contract for the purchase of power. The underlying contract that determines the amount the Company pays for power contains many variables and meets the definition of a derivative contract. However, since the Company expects to use substantially all of the power supplied under the contract in its normal operations, the derivative contract is not carried at fair value in the financial statements. The most difficult and subjective judgement in the application of this policy is in the determination of normal usage. Since the contract is for a period of twenty years, management considers all appropriate facts and circumstances in making this assessment, including historical experience and long-term expected power usage in its facilities based on normal production levels. If management determines in the future that the contract does not meet the exception for normal purchases, the contract would be carried on the balance sheet at fair value, and since an active market does not exist for these types of contracts, valuation techniques would be required to determine fair value.

Useful lives of timber rights

The Company’s timber rights comprise various agreements and contracts that have fixed terms but contain renewal provisions that could extend the lives of the rights indefinitely. In estimating the useful lives of timber rights, management has generally assumed that renewals will occur in the normal course of business, with useful lives not to exceed 60 years. If the Company was unable to obtain a renewal in the future for a material agreement, this would have an impact on amortization, as well as in the determination of discounted cash flows used in impairment tests for other long-lived assets.

Impairment of long-lived assets

In assessing the impairment of long-lived assets, the Company generally has determined its recoverable amount by calculating value in use for its cash generating units using a discounted cash flow analysis. Key assumptions that have a significant impact on the value-in-use calculation are the discount rate used for future cash flows and the forecasted pricing and sales volumes for the products sold by the Company during the forecast period. Changes in these key assumptions could cause a material adjustment to the carrying amounts of long-lived assets within the next financial year.

Recovery of amounts relating to the Power Purchase Arrangement

The Company made payments of $4.4 million relating to a claim as described in note 11. In estimating the amount to record as a recoverable asset, the Company considered several possible outcomes for settlement, the insurance it has available, and the legal and technical arguments related to each possible settlement scenario. Given the uncertainty around settlement in the future, the Company assigned equal probability to all scenarios and recorded an asset for $2.6 million. Where the final outcome of this matter is different from the recorded amount, any difference will be reflected in the statement of operations and comprehensive (loss) income in that period.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

4	Changes in accounting policies and estimates

The IASB periodically issues new standards and amendments or interpretations to existing standards. The new pronouncements listed below are those that the Company considers relevant to its financial reporting.

•

IFRS 9, Financial Instruments – In November 2009 IFRS 9 was issued and in October 2010 was further amended. IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive earnings. IFRS 9 is effective for annual periods beginning on or after January 1, 2015 with earlier application permitted. The Company has not assessed the impact of IRFS 9.

•

IFRS 13, Fair Value Measurement – In May 2011 IFRS 13 was issued which defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. Prior to the introduction of the standard there was no single source of guidance on fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company has not assessed the impact of the standard.

•

IAS 1, Presentation of Financial Statements – Presentation of financial statements was amended and requires companies to group items presented within OCI based on whether they may be subsequently reclassified to profit or loss. This amendment to IAS 1 is effective for annual periods beginning on or after July 1, 2012 with full retrospective application. Early adoption is permitted. The Company does not expect this amendment to have a significant effect on its financial statements.

•

IAS 19, Amendment, Employee Benefits – In June 2011 IAS 19 was amended. The amendment will result in changes to the recognition and measurement of defined benefit pension expense and termination benefits, the most significant impact to the Company being the replacement of interest cost and expected return on plan assets with a net interest amount that is calculated by applying a single discount rate to the net defined liability (asset). The amendment is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company does not expect the impact of the amendment to be material to operations.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

5	Cash and cash equivalents and restricted cash

	2012	2011
	$	$

Deposits at banks and cash on hand	24,674	31,574
Short-term deposits	-	56

	24,674	31,630

Deposits at banks earn interest at Canadian bank’s prime rate minus 1.95% . Short-term deposits with maturities of three months or less from the date they were acquired earn interest at the respective short-term deposit rate. Canadian bank’s prime rate at December 31, 2012 is 3%.

	2012	2011
	$	$
Restricted Cash
Government grant funds	11,872	-
Cash collateral for unrealized derivative contracts	6,952	-

	18,824	-

The Company received grant funding for the bioenergy effluent project (note 9) that has specific restrictions under the terms of the grant agreements, thereby limiting the Company’s ability to use the funds other than for the project. As various conditions are met, or project payments are made, funds will be released or used by the Company to satisfy project costs incurred. Of the $11.9 million of funds held at December 31, 2012, $10.2 million earns interest at Canadian bank’s prime rate minus 1.95%, while the remainder is non-interest bearing. In addition, a letter of credit of $1.7 million has been committed as collateral for a portion of the funds in favor or the Province of Alberta. Restrictions related to all funds are expected to be met in 2013.

The Company has funds on deposit to cover unrealized losses on derivative contracts. Deposits are returned to the Company when the derivative contracts expire or the unrealized loss is reduced. These funds are non- interest bearing.

6	Accounts and other receivables

	2012	2011
	$	$

Trade receivables	17,364	31,184
Allowance for doubtful accounts	(43)	(124)
Intercompany receivables (note 23)	39	40
Other receivables	8,646	6,485
Income tax recoverable	-	198

	26,006	37,783

Current trade and other receivables are unsecured and non-interest bearing. Normal payment terms for the Company are 30 days (see also note 24).

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

7	Inventories

	2012	2011
	$	$

Logs	23,757	16,223
Pulp	21,182	21,418
Lumber	18,632	17,213
Operating and maintenance supplies	14,017	13,114

	77,588	67,968

In 2011, the Company recognized write-downs of inventories to net realizable value of $1.9 million, which was included in cost of products sold. There were no similar write-downs in 2012.

8	Property, plant and equipment

			Process
	Land	Buildings	equipment	Other	Total
	$	$	$	$	$

Year ended December 31, 2011
At January 1, 2011	1,799	28,786	96,356	5,788	132,729
Additions	1,262	19,082	25,622	1,584	47,550
Disposals	(798)	(55)	(1)	(68)	(922)
Depreciation for the year	-	(3,375)	(2,074)	(1,090)	(6,539)

At December 31, 2011	2,263	44,438	119,903	6,214	172,818

At December 31, 2011
Cost	2,263	81,221	321,101	17,186	421,771
Accumulated depreciation	-	(36,783)	(201,198)	(10,972)	(248,953)

Net book value	2,263	44,438	119,903	6,214	172,818

Year ended December 31, 2012
At January 1, 2012	2,263	44,438	119,903	6,214	172,818
Additions	-	1,177	8,746	1,577	11,500
Disposals	-	(7)	(94)	(113)	(214)
Depreciation for the year	-	(1,525)	(6,073)	(1,211)	(8,809)

Net book value	2,263	44,083	122,482	6,467	175,295

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

Assets under construction included			Process
in net book value above	Land	Buildings	equipment	Other	Total
	$	$	$	$	$

At December 31, 2012	-	36	6,743	177	6,956
At December 31, 2011	-	475	5,909	173	6,557

In 2012, depreciation of $8.8 million (2011 – $6.5 million) was presented in depreciation and amortization expense on the statement of operations and comprehensive (loss) income.

Borrowing costs of $0.1 million (2011 – $3.6 million) were capitalized for the Fox Creek sawmill rebuild based on an average annual capitalization rate of 8.2% (2011 – 8.4%).

9	Bioenergy effluent project

In 2012, the Company commenced a bioenergy effluent project (BEP) at its BCTMP mill at Whitecourt, Alberta. The project involves construction and integration of two anaerobic hybrid digesters into the BCTMP mill’s existing aerobic effluent treatment system. Construction commenced in the third quarter of 2012, with substantial completion expected by the first quarter of 2014.

The project qualified for a total of $27.5 million in government grants, of which $20.5 million had been received by the Company at December 31, 2012. Of the amounts received, $11.9 million is presented in restricted cash (note 5), with the offset recorded in deferred grants (note 13), and $8.6 million is recorded against total project expenditures of $13.6 million incurred to December 31, 2012.

10	Intangible assets

			Power
	Timber	Computer	purchase
	rights	software	rights	Total
	$	$	$	$

Year ended December 31, 2011
At January 1, 2011	10,558	293	43,409	54,260
Additions	-	38	-	38
Amortization for the period	(426)	(43)	(4,341)	(4,810)

At December 31, 2011	10,132	288	39,068	49,488

At December 31, 2011
Cost	15,732	9,590	67,783	93,105
Accumulated amortization	(5,600)	(9,302)	(28,715)	(43,617)

Net book value	10,132	288	39,068	49,488

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

			Power
	Timber	Computer	purchase
	rights	software	rights	Total
	$	$	$	$

Year ended December 31, 2012
At January 1, 2012	10,132	288	39,068	49,488
Additions	-	204	-	204
Amortization for the period	(426)	(65)	(4,341)	(4,832)

Closing net book value	9,706	427	34,727	44,860

At December 31, 2012
Cost	15,732	9,639	67,783	93,154
Accumulated amortization	(6,026)	(9,212)	(33,056)	(48,294)

Net book value	9,706	427	34,727	44,860

Power purchase rights

In 2001 and 2006, the Company entered into agreements to acquire the rights to a portion of the electricity generated from certain power plants in Alberta. These 20-year agreements give the Company the entitlement and obligation to purchase, at largely predetermined prices, approximately 80 megawatts of electricity.

In 2012, amortization of $4.31 million (2011 – $4.31 million) was presented in depreciation and amortization expense on the statement of operations and comprehensive (loss) income.

11	Other assets

	2012	2011
	$	$

Recovery from PPA	2,549	-
Other	361	315

	2,910	315

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

Recovery of amounts relating to the Power Purchase Arrangement

The Company was notified on July 26, 2012, that TransAlta Generation Partnership, owner of the Sundance power plant, would be making a force majeure claim against participants in the Sundance Power Purchase Arrangement (PPA), with respect to the 2011 third quarter outage of the plant’s Unit 6 due to a transformer failure. The Company has an 11.27% interest in the Sundance PPA for Units 5 and 6 and thus is contractually responsible for paying its share of the claimed amount in advance of final determination as to whether or not a force majeure situation, as specified in the PPA, occurred. Based on legal and technical arguments, we do not believe it meets the PPA-specified tests for such a determination. However, the Company paid its share of the claim in the third quarter of 2012 of $4.4 million to meet contractual obligations and set up a receivable for the full amount. The Company reviewed all possible outcomes for settlement of the claim and has set up a provision of $1.9 million before tax (see note 3). This leaves a balance of $2.6 million recoverable, pending final resolution of the claim. This amount is included in other assets on the balance sheet.

12	Revolving credit facility

The Company has a $50 million revolving credit facility maturing July 15, 2015. The credit facility was undrawn at December 31, 2012, and December 31, 2011. The facility is subject to a borrowing formula based upon the Company’s levels of inventory and accounts receivable. The amount available at December 31, 2012, under the facility was $50.0 million (2011 – $50.0 million), of which $3.6 million (2011 – $3.6 million) was committed to letters of credit. The interest rate on this facility is floating and may, at the Company’s option, be based upon the Bank Prime Rate or U.S. Base Rate, plus a spread of 2.00%. The Company has the option of basing the rate on LIBOR plus a spread of 3.25%. Collateral pledged for the facility is a first charge on all accounts receivable and domestic inventory of the Company.

13	Accounts payable and accrued liabilities

	2012	2011
	$	$

Trade payables	20,961	16,561
Payable to related parties (note 23(b))	650	898
Accrued expenses	23,525	20,396
Deferred grants (note 9)	11,872	-
Derivative contracts	6,952	-

	63,960	37,855

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

14	Financial liabilities – borrowings

	2012	2011
	$	$

Unsecured senior notes – US$210,000	208,929	213,570
Less: Financing expenses	(4,107)	(4,604)
Power purchase rights loan #1	11,500	12,334
Power purchase rights loan #2	2,111	2,254
BEP Loan	4,312	-

	222,745	223,554
Less: Current portion	1,092	978

	221,653	222,576

Principal repayments required are as follows:

$

2013	1,092
2014	5,531
2015	1,362
2016	1,521
2017	1,699
Thereafter	215,646

On April 1, 2011, the Company redeemed its US$190 million in senior notes due November 2013 and issued US$210 million in senior notes due April 1, 2021, bearing interest at 8.5%, payable semi-annually, on April 1 and October 1 of each year. The new notes are unsecured obligations of the Company and rank equally and rateably with all existing and future unsecured indebtedness of the Company.

The Company incurred $5.0 million of financing costs relating to the issuance of US$210 million of unsecured senior notes. The financing costs are offset against the borrowings and are amortized over the ten-year life of the notes.

The indenture governing the unsecured senior notes contains certain restrictions on the ability of the Company to incur additional indebtedness, pay dividends or distributions, make investments, issue or repurchase share capital, create liens, or engage in sale and leaseback transactions, mergers, consolidations and sales of assets and transactions with affiliates. At December 31, 2012, the Company is not in violation of any of these restrictions.

In 2006, the Company was provided with a $15.6 million loan to acquire additional power purchase rights as described in note 10. The loan is repayable in equal monthly payments of $0.2 million, including principal and interest, from May 31, 2006, to December 31, 2020. Interest is accrued on the loan at an effective annual rate of 12%.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

In 2007, the Company was provided with a further $5.1 million loan in connection with the power purchase rights. The loan is non-interest bearing and is repayable in equal annual payments of $0.4 million from February 23, 2008, to December 31, 2020. The loan is being amortized using an effective annual interest rate of 9.75%.

Collateral for both of the power purchase rights loans consists of a first charge on the additional interest acquired in 2006 and an obligation to provide a letter of credit to the lender if the net present value of the Company’s power purchase rights falls below a predetermined level. As at December 31, 2012, a letter of credit was not required.

The Company has obtained interim financing in the amount of $13.2 million, bearing interest at Canadian Bank’s Prime Rate plus 2%, to procure the biogas scrubber and power island, key project components for the BEP (note 9), of which $4.3 million was advanced at December 31, 2012.

15	Other obligations

		Asset
	Reforestation	retirement
	obligation	obligations	Total
	$	$	$

At December 31, 2010	15,808	1,046	16,854
Additional provisions	6,708	956	7,664
Expenditures during the year	(7,325)	-	(7,325)

At December 31, 2011	15,191	2,002	17,193
Less: Current portion	5,205	-	5,205

At December 31, 2011	9,986	2,002	11,988

At December 31, 2011	15,191	2,002	17,193
Additional provisions	7,298	204	7,502
Expenditures during the year	(7,256)	-	(7,256)

At December 31, 2012	15,233	2,206	17,439
Less: Current portion	5,070	-	5,070

At December 31, 2012	10,163	2,206	12,369

The estimated undiscounted cash flows required to settle the reforestation obligations at December 31, 2012, were $15.6 million (2011 – $15.6 million), with payments spread over 14 years. The most significant area of uncertainty is the estimate of future costs to be incurred. The estimated cash flows have been adjusted for inflation and discounted using the risk-free rates ranging from 1.1% to 2.3% at December 31, 2012.

The asset retirement obligations are to reclaim land leased from the Province of Alberta. These obligations represent estimated undiscounted future payments of $8.3 million to reclaim the land. The payments are expected to occur at least 40 years into the future and have been discounted at a risk-free rate of 2.4% .

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

16	Share capital

Authorized

Unlimited number of no-par value common shares

Issued and fully paid

	2012	2011
	$	$

15,000,002 common shares	65,500	61,500

On March 31, 2011, the shareholder passed a resolution to increase the stated capital of the Company to $27.5 million, and on May 31, 2011, the shareholder passed a resolution to increase the stated capital by an additional $34.0 million. On December 17, 2012, the shareholder passed a resolution to increase the stated capital by $4.0 million.

The shareholder declared dividends of $2.25 million in 2011, of which $1.5 million was paid in 2011 and the balance of $0.75 million in 2012.

17	Acquisition of Chickadee Creek Energy Inc.

Effective September 12, 2012, the Company acquired a 100% interest in a related company, Chickadee Creek Energy Inc. (CCEI), and simultaneously wound CCEI up into the Company. Prior to the acquisition, CCEI was a wholly owned subsidiary of the Company’s parent, Millar Western Industries Ltd. . At the time of the transaction, CCEI had no active operations; however, it had previously secured a government grant and had recently obtained approval from the appropriate government authority to direct the grant proceeds to the BEP, as described in note 9. Since the transaction was between companies under common control, and since CCEI had no active operations, it has been accounted for as an asset acquisition at predecessor carrying amounts. The following table summarizes the assets acquired and liabilities assumed in the transaction.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

$

Assets acquired
Cash	36
Restricted cash	3,445
Deferred income taxes	116

3,597

Liabilities assumed
Accounts payable	51
Deferred grant revenue	3,445
Payable to parent (unsecured, non-interest bearing)	431

3,927

Net deficiency in assets acquired	(330)

The net deficiency in assets acquired has been presented as a reduction of the Company’s retained earnings in the statement of shareholder’s equity, reflecting the net transfer of resources to the parent.

18	Expenses by nature

	2012	2011	2010
	$	$	$

Changes in inventories of finished goods and work in progress	(2,959)	(5,423)	(6,524)
Raw materials and consumables used	155,817	136,605	121,793
Depreciation and amortization	13,641	11,349	11,029
Wages and employee benefits expense	60,211	56,424	49,861
Transportation	53,221	48,563	49,565
Other expenses	49,402	9,591	42,342

	329,333	257,109	268,066

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

19	Other (expenses) income

	2012	2011	2010
	$	$	$

Gain (loss) on disposal of property, plant and equipment	45	436	(1,119)
Foreign exchange (loss) gain	(839)	963	(2,593)
Fox Creek insurance claim	-	7,600	-
Change in unrealized (loss) gain on derivative contracts	(6,612)	2,594	(3,125)
Realized (loss) gain on derivative contracts	(244)	14,158	(3,006)

	(7,650)	25,751	(9,843)

In November 2011, the insurer of the Fox Creek facility paid the remaining $7.6 million payable from the 2008 fire damage to the sawmill.

20	Financing expenses

	2012	2011	2010
	$	$	$

Interest expense on borrowings	19,694	19,400	17,223
Less: Interest capitalized on qualifying assets	106	3,555	381

Net interest expense on borrowings	19,588	15,845	16,842
Refinancing charges	-	4,590	-
Other interest and bank charges	1,027	775	991
Interest income	(190)	(363)	(373)

	20,425	20,847	17,460

In April 2011, the Company incurred refinancing charges relating to the redemption of US$190 million of unsecured senior notes that included a premium on redemption of borrowings of $2.78 million and amortization of deferred financing costs of $1.81 million.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

21	Income tax expense

The following analysis describes the difference between the effective tax rate reflected in the provision for income taxes and the statutory rates applicable to the Company.

	2012	2011	2010
	$	$	$

(Loss) income before income taxes	(12,716)	1,208	20,573

Income taxes based on combined federal and provincial income tax rates of 32.0% (2011 – 33.5%; 2010 – 35%)	(4,069)	405	7,262

Increase (decrease) resulting from
Manufacturing and processing deduction of 7%	890	(85)	(1,452)
Non-taxable portion of unrealized (gain) loss on debt	(580)	1,619	(1,500)
Non-taxable portion of capital gains	(25)	(1,620)	(10)
Non-deductible(taxable) income and other items	173	181	(44)
SRED investment tax credits - net	(266)	(638)	(910)
Impact of enacted rates	-	47	(432)
Change in unrealized tax capital losses for which no deferred tax asset was recognized	(580)	1,528	-

Income tax (recovery) expense	(4,457)	1,437	2,914

Current income tax recovery	(132)	(248)	(80)
Deferred income tax (recovery) expense	(4,325)	1,685	2,994

Income tax (recovery) expense	(4,457)	1,437	2,914

The weighted average applicable tax rate was 32.0% (2011 – 33.5%; 2010 – 35%). The decrease in rate is due to a previously legislated decrease in the federal statutory corporate income tax rate from fiscal 2011 to fiscal 2012.

Current income tax recovery includes a $0.132 million recovery in respect to prior year adjustments.

The Company did not recognize a deferred income tax asset of $0.95 million (2011 - $1.5 million; 2010 – $nil) in respect of unrealized foreign exchange losses on long-term debt.

At December 31, 2012, the Company had approximately $43.1 million of federal and $43.2 million of provincial non-capital losses available to reduce future years’ income for tax purposes, subject to confirmation by taxation authorities. The losses for both jurisdictions commence expiry in the December 31, 2029, taxation year.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

The movement of the deferred income tax account is as follows:

	2012	2011
	$	$

At January 1	6,440	4,829
(Credit) charge to the statement of income	(4,325)	1,685
Tax credit related to acquisition of Chickadee Creek Energy Inc. – note 17	(116)	-
Tax credit relating to components of other comprehensive income	(106)	(74)

At December 31	1,893	6,440

Significant components of the Company’s deferred income tax assets and liabilities are as follows:

	2012	2011
	$	$

Deferred income tax assets
Reforestation costs	3,256	3,301
Research and development expenditures	962	924
Non-capital loss available for carry forward	10,905	4,392
Investment tax credits	1,874	1,740
Other accrued liabilities	2,876	1,234

	19,873	11,591

Deferred income tax liabilities
Property, plant and equipment	(21,132)	(17,150)
Long-term debt	(634)	(881)

	(21,766)	(18,031)

Net deferred income tax liability	(1,893)	(6,440)

The Company has recognized a deferred tax asset of $0.023 million in regards to non-refundable and refundable investment tax credits derived from research and development expenditures incurred in 2012.

	2012	2011
	$	$

Deferred income tax assets
To be recovered after more than 12 months	19,157	10,787
To be recovered within 12 months	716	804

Deferred income tax liabilities
To be recovered after more than 12 months	(21,766)	(18,031)

Net deferred income tax liability	(1,893)	(6,440)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

22	Employee benefit plans

	2012	2011
	$	$

Balance sheet obligations for
Defined-benefit pension plan	3,187	2,920
Post-employment benefits	303	423
Supplemental vacations	1,333	1,316
Income statement charges (recovery)
Defined-benefit pension plan	370	1,873
Post-employment medical benefits	(120)	214
Supplemental vacations	17	(11)

Defined-contribution plans

The total expense for the Company’s pension benefits are as follows:

	2012	2011
	$	$

Plans providing defined contribution pension benefits	3,278	2,964

Defined-benefit pension plan

On January 1, 2000, the Company established a supplementary defined-benefit pension plan for certain key employees. Contributions by the Company are made in accordance with independent actuarial valuations. The effective date for the last actuarial valuation was December 31, 2012.

Information regarding this plan is as follows:

	2012	2011
	$	$

Change in benefit obligation
Obligation – Beginning of year	6,669	4,682
Actuarial loss (gain)	493	165
Current service cost	176	138
Benefits paid	(225)	(141)
Interest cost	283	245
Amendments	-	1,580

Obligation – End of year	7,396	6,669

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

	2012	2011
	$	$
Change in plan assets at fair value
Plan assets – Beginning of year	3,749	3,402
Employer contributions	526	526
Actual return on plan assets	159	(38)
Benefits paid	(225)	(141)

Plan assets – End of year	4,209	3,749

Net plan liability	3,187	2,920

	2012	2011	2010
	$	$	$
Components of pension expense
Interest costs	283	245	193
Expected return on plan assets	(89)	(90)	(77)
Current service costs	176	138	78
Plan amendments	-	1,580	-

Net expense	370	1,873	194

	2012	2011	2010
	%	%	%

Plan assets by asset category
Equity securities	27	28	28
Debt securities	13	20	20
Other	60	52	52

Total	100	100	100

The overall expected rate of return is based on the actuary’s median annualized future return based on the target asset mix and equity risk premium, less allowances for investment expenses and active equity management.

The significant actuarial assumptions used are as follows:

	2012	2011
	%	%

To determine benefit obligation at end of year
Discount rate	3.8	4.3
Rate of compensation increase	3.7	3.5
Expected long-term rate of return on plan assets	2.25	2.5

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

23	Related-party transactions

The Company enters into transactions with Millar Western Industries Ltd. (Industries), its parent company.

a)	The Company earned revenue from Industries as follows:

	2012	2011	2010
	$	$	$

Administration fees	367	373	295

Included in accounts receivable relating to these transactions	39	40	31

Fees are established at the cost to the Company plus a 5% mark-up.

b)	The Company incurred costs charged by Industries as follows:

	2012	2011	2010
	$	$	$

Chemical purchases	922	891	735

Other services	1,862	1,751	1,691

Accounts payable to Industries	650	898	152

Chemical purchases are charged to the Company at the same prices used for arms-length parties; facility and equipment transactions are charged at the cost of the parent company. Included in accounts payable is $431 thousand assumed in the CCEI purchase (note 17).

c)	Key management compensation

Key management includes members of the executive and officers of the Company. The compensation for key management for services is as follows:

	2012	2011	2010
	$	$	$

Short-term benefits	3,294	3,359	2,880
Post-employment benefits	703	713	719

	3,997	4,072	3,599

Short-term benefits include salaries, current benefits and profit share paid or payable.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

24	Financial instruments and financial risk factors

Carrying and fair value of financial instruments by category:

				December 31, 2012

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	-	43,498	-	43,498	43,498
Accounts receivable
Trade and other	-	28,556	-	28,556	28,556
Other assets	-	361	-	361	361

	-	72,415	-	72,415	72,415

Financial liabilities
Accounts payable
Trade and other	-	-	45,006	45,006	45,006
Derivatives	6,952	-	-	6,952	6,952
Borrowings	-	-	222,745	222,745	210,631

	6,952	-	267,751	274,703	262,589

				December 31, 2011

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	-	31,630	-	31,630	31,630
Accounts receivable
Trade and other	-	36,599	-	36,599	36,599
Other assets	-	118	-	118	118

	-	68,347	-	68,347	68,347

Financial liabilities
Accounts payable
Trade and other	-	-	37,515	37,515	37,515
Derivatives	340	-	-	340	340
Borrowings	-	-	223,554	223,554	175,526

	340	-	261,069	261,409	213,381

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

The estimated fair value of financial instruments is based on relevant market prices and information available at the period end.

The fair value of short-term financial assets and liabilities, which include cash and cash equivalents, restricted cash, accounts and other receivables, accounts payable and accrued liabilities, approximates their carrying value, due to the short-term nature of these financial assets and liabilities.

The fair value of the senior notes included in borrowings at December 31, 2012, was estimated to be US$197.4 million (2011 – US$158.6 million) based upon the most recent bid price. The fair value of the power purchase rights loans, included in borrowings, at December 31, 2012, was estimated to be $14.2 million, based on a market interest rate assumption of 9.52% .

Financial assets and liabilities that are recognized on the balance sheet at fair value are classified in a hierarchy that is based on significance of the inputs used in making the measurements. The three levels of the hierarchy are:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, as derived from prices); and

Level 3 – inputs that are not based on observable market data.

Derivative instruments are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible.

The fair value of fixed commodity forward sale and purchase contracts is calculated using a discounted cash flow method based on forward commodity prices. The fair value of forward exchange contracts is calculated using a forward pricing model.

Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk, foreign-currency risk, interest-rate risk, liquidity risk and credit risk. The Company’s risk-management strategy focuses on the unpredictability of financial and commodity markets and seeks to reduce related potential adverse effects on the Company’s financial performance.

The Company’s risk-management policies require that significant risks are reviewed with the Company’s board of directors. The Company’s methods for managing financial risks, outlined below, remain unchanged in the year ended December 31, 2012.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

i)	Market risk

From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative or trading purposes. These contracts are generally settled financially but may, at the Company’s discretion, be settled by physical delivery of the finished product. Contracts outstanding at the end of the period are recorded at their fair value, and any unrealized gains or losses are included in other income (expenses). At December 31, 2012, the Company had $59.4 million in U.S.-dollar denominated forward lumber commodity contracts outstanding (2011 – $nil; 2010 – US$38.8 million), resulting in an unrealized loss of $7.0 million (2011 – $nil; 2010 – loss of $3.3 million) in other income. At December 31, 2012, the average contract price was $334 per one thousand board feet and all contracts mature in 2013. In 2012, the Company had a realized loss on commodity contracts of $0.7 million (2011 – gain of $14.3 million; 2010 – loss of $3.8 million) in other income. A US$10 change in the contract pricing on the outstanding commodity contracts would result in a financial impact of $1.8 million.

ii)	Foreign-currency risk

A foreign-currency risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the Company’s functional currency. The Company is exposed to foreign-currency risk arising primarily with respect to U.S.-dollar-denominated sales and long-term debt.

A significant portion of the Company’s sales, approximately 64% of its 2012 revenue (2011 – 69%; 2010 – 72%), were denominated in U.S. currency, and at December 31, 2012, the Company had $16.0 million (2011 – $29.0 million; 2010 – $28.0 million) in U.S.-dollar-denominated accounts receivable. Consequently, the Company is exposed to foreign-currency-exchange risk, as changes in foreign-currency rates affect the future cash flows of accounts receivable.

The impact on earnings of fluctuations in currency rates is somewhat offset by the corresponding fluctuations in interest payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into forward- exchange contracts to sell U.S. dollars but does not hold or issue foreign-currency financial instruments for speculative or trading purposes. At December 31, 2012, the Company had $nil (2011 – $19.0 million; 2010 – $6.0 million) in outstanding forward-exchange contracts, with an average contract rate of $nil (2011 – $0.9991; 2010 – $1.05) and recorded the amount of unrealized loss on these forward-exchange contracts in 2012 of $nil million (2011 – $0.3 million; 2010 – gain of $0.3 million) in other income.

The Company is exposed to a foreign-currency risk on the maturity of its US$210 million in long-term debt; it has not entered into any financial instruments to mitigate this risk.

If the value of the Canadian dollar was different than the rates used by the Company to determine the carrying amount of its U.S.-dollar-denominated financial instruments at December 31, 2012 by $0.01/US, the impact on net income before taxes would be $2.1 million.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

iii)	Interest-rate risk

The interest rates on the majority of the Company’s long-term debt are fixed; consequently, the Company is not significantly exposed to fair-value changes on long-term debt when the market rate of interest changes. The interest rate on the Company’s revolving credit facility does fluctuate with the market; however, there was no balance drawn on the facility at December 31, 2012. The Company does not currently use any derivative instruments to manage its exposure to changes in market interest rates.

iv)	Credit risk

Credit risk is the risk that customers or counterparties to certain financial contracts will fail to pay amounts due or perform their obligations under a contract. The Company is exposed to credit risk primarily through its accounts receivable. The Company manages this risk through the establishment of credit policies and limits that are applied in the selection of counterparties and through ongoing management review of all receivable balances past due, with the objective of identifying at an early stage matters that could potentially delay the collection of funds.

To mitigate the risk associated with customer or counterparty failure to meet obligations, the Company insures most trade receivables to 90% of the value of the invoice. The proportion of accounts thus insured amounted, at December 31, 2012, to 90% of the Company’s total trade receivables; the remaining balance was predominantly represented by receivables with other forest products companies relating to fibre agreements, for which the Company held outstanding payables in similar amounts. The maximum exposure to credit risk for receivables at the reporting date was $26.0 million. The Company and the insurer work in concert to regularly review the creditworthiness of existing and future customers and ensure credit limits are commensurate with credit risk. All new trade customers must be insurable under the terms of the policy.

The concentration of credit risk of accounts receivable is limited, as accounts receivable are widely distributed among customers and geographic locations.

	2012	2011
As at	$	$

Current	16,718	31,012
30-60 days	595	-
61-90 days	2	-
91-120 days	6	-
Greater than 120 days	43	172

Total trade receivables	17,364	31,184
Other receivables	8,685	6,723
Allowance for doubtful accounts	(43)	(124)

Total accounts receivable	26,006	37,783

During 2012, the Company recorded bad debt expense of $0.1 million (2011 – $0.1 million).

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

In 2012, the Company entered into agreements with third-parties for the sale of certain trade receivables arising from pulp export sales to China. Total receivables sold during the year were US$48.4 million (2011 – $nil). The 2012 transactions were recorded as a sale since the risks and rewards of ownership over the receivables were transferred. Accordingly, the receivables were derecognized at the date of the transaction and no gain or loss was recognized.

v)	Liquidity risk

Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows to identify potential financing requirements, and by maintaining access to additional financing in the form of a working- capital-supported revolving credit facility in the amount of $50 million, which is due July 15, 2015. This credit facility requires the Company to meet certain covenants. The Company was in compliance with these covenants at December 31, 2012.

The following are contractual cash-flow maturities (including interest) of financial liabilities:

	<1 year	1-2 years	3-5 years	>5 years	Total
	$	$	$	$	$

Borrowings	20,534	24,683	60,955	274,687	380,859

Accounts payable and accrued liabilities	45,006	-	-	-	45,006

	65,540	24,683	60,955	274,687	425,865

25	Capital management

The Company is privately owned and, accordingly, management defines capital as cash and shareholder’s equity, with the source of its capital being operations. It is the Company’s objective to manage its capital to ensure adequate resources exist to support operations while maintaining business growth. The Company’s financial results are primarily influenced by the prevailing market prices for pulp and lumber and the relative value of the Canadian and U.S. dollars; therefore, it manages and adjusts its capital structure as needed, in light of the economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new debt to replace existing debt with different characteristics.

The Company does not have any externally imposed capital requirements.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

26	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has three reportable segments: lumber, pulp and corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo- mechanical pulp for sale to papermakers worldwide. Included in corporate and other are the combined results from the Company’s management fees and unallocated corporate and other expenses.

The accounting policies applied to the reporting segments are as described in note 2. The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses or income taxes to its business segments. The Company accounts for inter-segment revenue and transfers as if the transfers were to third parties at current market prices.

Product segments

	2012	2011	2010
Lumber	$	$	$

Revenue from external customers	153,839	104,902	110,074
Cost of products sold	(129,374)	(101,913)	(87,523)
Freight and other distribution costs	(11,071)	(7,145)	(9,810)
Depreciation and amortization	(6,565)	(4,219)	(3,985)
Other (expense) income	(7,446)	17,935	2,498

Operating (loss) earnings	(617)	9,560	11,254

	2012	2011	2010
Pulp	$	$	$

Revenue from external customers	178,195	179,407	185,013
Cost of products sold	(111,626)	(105,084)	(96,317)
Freight and other distribution costs	(42,151)	(41,418)	(39,755)
Depreciation and amortization	(6,950)	(7,031)	(6,965)
Other (expense) income	(200)	268	(12,403)

Operating earnings	17,268	26,142	29,573

	2012	2011	2010
Corporate and other	$	$	$

Revenue from related parties	367	373	296
Cost of products sold	(39)	(22)	(23)
General and administration	(13,781)	(15,929)	(13,766)
Depreciation and amortization	(126)	(99)	(79)
Other (expense) income	(4)	7,548	62

Operating loss	(13,583)	(8,129)	(13,510)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

	2012	2011	2010
Total	$	$	$

Revenue from external customers and related parties	332,401	284,682	295,383
Cost of products sold and general and administration	(254,820)	(222,948)	(197,629)
Freight and other distribution costs	(53,222)	(48,563)	(49,565)
Depreciation and amortization	(13,641)	(11,349)	(11,029)
Other (expense) income	(7,650)	25,751	(9,843)

Operating earnings	3,068	27,573	27,317

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment of $6.6 million (2011 - $5.8 million; 2011 – $6.1 million).

Expenditures on property, plant and equipment and intangibles

	2012	2011
	$	$

Lumber	4,902	45,088
Pulp	6,455	1,789
Corporate and other	347	712

	11,704	47,589

Identifiable assets

	2012	2011
	$	$

Lumber	207,136	191,105
Pulp	123,705	144,503
Corporate and other	51,334	34,140

	382,175	369,748

The Company’s assets are all located in Canada. Revenue is attributed to geographic locations based on shipping destination as follows:

Geographic sales revenue

	2012	2011	2010
	$	$	$

Canada	110,166	82,966	80,926
United States	56,342	41,084	52,192
Europe	36,441	43,263	43,019
Asia	119,690	107,924	105,446
Other	9,762	9,445	13,800

	332,401	284,682	295,383

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2012 and 2011

(tabular amounts expressed in thousands of Canadian dollars)

27	Supplementary cash-flow information Net change in non-cash working capital items

	2012	2011	2010
	$	$	$

Accounts receivable and other	9,227	4,013	(10,230)
Inventories	(7,657)	(7,099)	(6,003)
Prepaid expenses	(2,052)	(973)	(3,070)
Accounts payable and accrued liabilities	4,377	(440)	(942)

	3,895	(4,499)	(20,245)

	2012	2011	2010
	$	$	$

Additions to property, plant and equipment and intangible assets	(20,389)	(47,589)	(22,156)
Changes in working capital for investing activities	3,685	710	1,154
Interest capitalized on qualifying assets	106	3,555	382

	(16,598)	(43,324)	(20,620)

	2012	2011	2010
	$	$	$
Interest paid	19,284	15,390	16,283

Income taxes refunded	(330)	(50)	(80)

