Form 20-F
period 2013-12-31
MILLAR WESTERN FOREST PRODUCTS LTD
filed 2014-03-05
CIK 1064408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2013

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

Carol Cotton
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

NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

15,000,002 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

YES [   ]     NO [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES [X]     NO [   ]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.*

YES [   ]     NO [   ]

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

NOT APPLICABLE

* Millar Western Forest Products Ltd. is a “voluntary filer” and is submitting this Form 20-F to satisfy its reporting obligations under the indenture relating to its 8.50% Senior Notes due 2021.

i

ii

As used in this annual report on Form 20-F (this “annual report”), unless the context otherwise indicates, the term “we”, “our”, “Millar Western” or the “Company” means Millar Western Forest Products Ltd.

PRESENTATION OF FINANCIAL INFORMATION

We prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which we refer to as IFRS. Our first full year of reporting under IFRS was 2011, with a transition date of January 1, 2010, and comparable periods in 2010 being restated. Prior to January 1, 2011, we prepared our financial statements in accordance with Canadian generally accepted accounting principles, which we refer to as Previous GAAP. As a result of the transition to IFRS, certain of our revenue and cost items have been reclassified, which affected the calculation of Adjusted EBITDA (defined below) in prior periods. Readers should be aware that financial statements prepared in accordance with IFRS may differ in certain respects from financial statements prepared in accordance with U.S. generally accepted accounting principles, which we refer to as U.S. GAAP.

We present our financial statements in Canadian dollars. Except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” or “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars. See Item 3 for exchange rate information between the Canadian dollar and the United States dollar.

Refer to the audited financial statements and the accompanying notes included elsewhere in this annual report for disclosure of matters in response to changes in significant accounting policies inclusive of future pronouncements and measurement assumptions, subsequent events, related party transactions, financial instruments and material changes in in estimates and accounting methods.

NON-GAAP FINANCIAL MEASURES

We define Adjusted EBITDA as operating earnings plus unrealized other income or expenses, depreciation and amortization. Other income or expense includes both realized and unrealized gains and losses on foreign exchange or commodity hedging, and foreign-exchange impacts on working capital balances, with only the realized portion of such income or expense being included in Adjusted EBITDA and both the realized and unrealized portion being included in the determination of operating earnings. Adjusted EBITDA is not a measure of operating performance or liquidity under IFRS or U.S. GAAP. Such terms, as used in this annual report, are not necessarily comparable with similarly titled measures of other companies. Management believes that Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, Adjusted EBITDA should not be considered in isolation or as an alternative to operating earnings, cash flow from operating activities or other combined income or cash flow data prepared in accordance with IFRS or U.S. GAAP. See Item 3: Selected Financial Data for a reconciliation of Adjusted EBITDA to Net Earnings (Loss).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this annual report are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but, rather, on our current expectations and our projections about future events, including our current expectations regarding:

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

These forward-looking statements generally can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will”, “predicts”, “estimates”, “forecasts” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. These risks and uncertainties are described under “Risk Factors” in Item 3: Key Information.

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

“BEP” means Bioenergy Effluent Project;

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

“dressed lumber” means lumber that has been planed smooth on four sides and trimmed for length in a planer mill, after being produced as “rough lumber” in a sawmill; the majority of rough lumber output from our three sawmill operations is processed as dressed lumber in each operation’s planer mill, though we do sell volumes of rough lumber in addition to dressed product.

“EPC” means Engineering, Procurement and Construction, a form of contracting agreement; an EPC contractor will typically carry out the detailed engineering design of a project, procure all necessary equipment and materials, and construct to deliver a functioning facility to the client;

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

“FSC” means the Forest Stewardship Council, a voluntary, international certification and labeling system that promotes responsible forest management and fiber procurement through its sustainable forest management and chain of custody standards;

“hardwood” is wood obtained from deciduous species of trees, such as aspen;

“Industries” means Millar Western Industries Ltd., the parent company of Millar Western Forest Products Ltd.;

“ISO” means the International Organization for Standardization, a worldwide federation of national standards bodies from approximately 120 countries; “ISO 14001” is an international set of standards that provide a common approach for documenting and maintaining an environmental management system;

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

“PEFC” means the Programme for the Endorsement of Forest Certification, a Europe-based umbrella organization that assesses and endorses national forest certification systems for their consistency with international standards, as well as maintaining its own chain-of-custody standard;

“perpetual sustained yield” means the yield of timber that a forest can produce continuously at a given intensity of management without impairment of the productivity of the land;

“rough lumber” means timber sawn into boards and constitutes the output of a sawmill; the majority of rough lumber output from our three sawmill operations is further processed as “dressed lumber” in each operation’s planer mill, though we do sell volumes of rough lumber in addition to dressed product.

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

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

A.          Selected Financial Data

The selected historical financial data presented below as at and for each of the years in the three-year period ended December 31, 2013, have been derived from, and should be read together with, our audited financial statements and the accompanying notes included elsewhere in this annual report. Our audited financial statements are reported in Canadian dollars and have been prepared in accordance with IFRS. The selected historical financial data presented below as at and for the year ended December 31, 2010, are also presented in accordance with IFRS and have been derived from, and should be read together with, our audited financial statements corresponding to such period, which are not included in this annual report.

Our earlier audited financial statements were prepared in accordance with Previous GAAP, which differs from IFRS in certain respects. The selected historical financial data presented below as at and for the year ended December 31, 2009, have been derived from, and should be read together with, our audited financial statements prepared in accordance with Previous GAAP, which are not included in this annual report.

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

	Year ended December 31,
	2013	2012	2011	2010
Statements of earnings data:		(in thousands)
IFRS
Revenue	$382,938	$332,401	$284,682	$295,383
Cost of products sold	259,155	241,039	207,019	183,863
Freight and other distribution costs	53,438	53,222	48,563	49,565
Depreciation and amortization	13,996	13,641	11,349	11,029
General and administration	19,061	13,781	15,929	13,766
Other (income) expenses (1)	(11,869)	7,650	(25,751)	9,843
Operating earnings	49,157	3,068	27,573	27,317
Foreign exchange (loss) gain on borrowings	(14,425)	4,641	(5,518)	10,716
Finance expenses (2)	(20,892)	(20,425)	(20,847)	(17,460)
Earnings (loss) before income taxes	13,840	(12,716)	1,208	20,573
Income taxes expense (recovery)	7,220	(4,457)	1,437	2,914
Net earnings (loss) for the year	$6,620	$(8,259)	$(229)	$17,659
Actuarial (gains) losses- net of tax	(577)	317	220	986
Comprehensive income (loss) for the year	$7,197	$(8,576)	$(449)	$16,673

Other data:
Shipments:
Lumber (mmfbm)	524	520	411	404
Pulp (madmt)	331	322	311	287
Average revenue:
Lumber ($ per mfbm)	366	296	256	272
Pulp ($ per admt)	577	553	577	644

	Year ended December 31,
	2013	2012	2011	2010
Balance sheets data:	(in thousands)
IFRS
Cash	$47,219	$24,674	$31,630	$45,064
Restricted cash	$7,977	$18,824	$-	$-
Total assets	$396,274	$382,175	$369,748	$344,482
Financial liabilities - borrowings	$240,181	$222,745	$223,554	$202,458
Shareholder's equity	$78,317	$72,620	$81,526	$84,225

(1)

Other (income) expenses includes the gain or loss on disposal of property, plant and equipment, insurance proceeds, foreign exchange gains or losses on U.S. dollar cash and working capital, and realized and unrealized gains or losses on derivative contracts. See note 19 to our audited financial statements included elsewhere in this annual report, referring to the three-year period ended December 31, 2013.

(2)

Finance expenses consists of interest expense, net of interest income. See note 20 to our audited financial statements included elsewhere in this annual report, referring to the three-year period ended December 31, 2013.

Year ended December 31,
2009
Statement of earnings data:	(in thousands)
Previous GAAP
Revenue	$255,010
Cost of products sold	186,636
Freight and other distribution costs	53,391
Depreciation and amortization	21,011
General and administration	12,329
Operating (loss)	(18,357)
Foreign exchange gain on borrowings	31,730
Other expenses (1)	10,156
Finance expenses (2)	(18,097)
(Loss) before income taxes	(14,880)
Income taxes (recovery)	(7,397)
Net (loss) for the year	$(7,483)

Other data:
Shipments:
Lumber (mmfbm)	353
Pulp (madmt)	296
Average revenue:
Lumber ($ per mfbm)	246
Pulp ($ per admt)	567

2009
Balance sheets data:	(in thousands)
Previous GAAP
Cash	$61,186
Total assets	$336,138
Financial liabilities - borrowings	$215,939
Shareholder's equity	$69,764

(1)

Other (income) expenses includes the gain or loss on disposal of property, plant and equipment, insurance proceeds, foreign exchange gains or losses on U.S. dollar cash and working capital, and realized and unrealized gains or losses on derivative contracts.

(2)	Finance expenses consists of interest expense, net of interest income.

Adjusted EBITDA:

	Year ended December 31,
	2013	2012	2011	2010
IFRS		(in thousands)
Net earnings (loss) for the year	$6,620	$(8,259)	$(229)	$17,659
Income taxes expense (recovery)	7,220	(4,457)	1,437	2,914
Foreign exchange loss (gain) on borrowings	14,425	(4,641)	5,518	(10,716)
Finance expenses	20,892	20,425	20,847	17,460
Operating earnings	49,157	3,068	27,573	27,317
Other unrealized (income) expense	(6,853)	6,046	87	3,363
Depreciation and amortization	13,996	13,641	11,349	11,029
Adjusted EBITDA(1)	$56,300	$22,755	$39,009	$41,709

Year ended December 31,
2009
Previous GAAP	(in thousands)
Net loss for the year	$(7,483)
Income taxes recovery	(7,397)
Other expenses (income)	2,592
Foreign exchange (gain) loss on borrowings	(31,730)
Finance expenses	18,097
Depreciation and amortization	21,011
Adjusted EBITDA (1)	$(4,910)

(1)

We define Adjusted EBITDA as operating earnings plus other unrealized income or expenses, depreciation and amortization. Other income or expense includes both realized and unrealized gains and losses on foreign exchange or commodity hedging, and foreign-exchange impacts on working capital balances, with only the realized portion of such income or expense being included in Adjusted EBITDA and both the realized and unrealized portion being included in the determination of operating earnings.

EXCHANGE RATE DATA

The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the Bank of Canada’s closing rate on such dates:

	2013	2012	2011	2010	2009
Low	0.9314	0.9576	0.9383	0.9218	0.7633
High	1.0188	1.0377	1.0630	1.0069	0.9755
Period End	0.9402	1.0051	0.9833	1.0054	0.9515
Average	0.9710	1.0004	1.0110	0.9709	0.8757

The following table sets forth, for each of the last six months, for Canadian dollars expressed in U.S. dollars, the low and high exchange rates based on the closing rate as described above:

	Last six months
	February	January	December	November	October	September
Low	0.8932	0.8909	0.9314	0.9391	0.9527	0.9471
High	0.9141	0.9444	0.9471	0.9617	0.9736	0.9803

On March 4th, 2014, the Bank of Canada’s closing rate was US$0.9009 = $1.00.

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

Our business is of a cyclical nature, and prices of and demand for our products, and our results of operations, may fluctuate significantly based on market factors.

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

Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, as prices for our products are largely denominated in U.S. dollars or linked to prices quoted in U.S. dollars, while most of our operating costs are incurred in Canadian dollars. Therefore, an increase in the value of the Canadian dollar relative to the U.S. dollar reduces the amount of revenue we realize, in Canadian dollar terms, from sales made in U.S. dollars, which reduces our operating margin and the cash flow available to fund our operations.

In addition, we are exposed to currency exchange risk on our debt, including the Senior Notes and interest thereon, and current assets denominated in U.S. dollars. Since we present our financial statements in Canadian dollars, any change in the value of the Canadian dollar relative to the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of our U.S.-dollar-denominated debt and assets into Canadian dollars. Consequently, our reported earnings could fluctuate materially as a result of foreign-exchange translation gains or losses.

To mitigate the impact of foreign-exchange volatility on our earnings, we may enter into currency contracts to partially hedge our exposure to fluctuations in exchange rates. However, hedging transactions may not be successful in materially reducing our exposure to exchange rate fluctuations.

We may not have the capital required to maintain our facilities and grow our operations.

Our facilities for producing lumber and pulp are capital intensive. Annual capital expenditures may increase due to changes in requirements for maintenance, unforeseen events and changes to environmental or other regulations that require capital for compliance. Although we maintain our production equipment with regular periodic and scheduled maintenance, key pieces of equipment in our various production processes may need to be repaired or replaced before such repair or replacement is scheduled. If we do not have sufficient funds or such repairs or replacements are delayed, the costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may require additional capital to complete our bioenergy project, and we may not realize all savings and revenues expected to result from the project.

Our Whitecourt pulp mill is currently constructing a project (the Bioenergy Effluent Project, or BEP) to install new technology that will produce a biogas used to generate renewable energy, which will displace purchased electricity and natural gas in our mill operations. The project is expected to enhance pulp mill environmental performance by reducing greenhouse gas emissions and to strengthen mill economic performance by cutting operating costs and increasing revenues. The BEP has not progressed according to plan, experiencing delays and cost overruns while under the management of an Engineering, Procurement and Construction (EPC) contractor hired to design and build the facility. We therefore terminated the EPC contract, effective November 6, 2013, and at year-end were in the process of assessing project status and preparing new plans for project completion. See note 28 to our audited financial statements included elsewhere in this annual report.

While final costs for the BEP are not currently known, they will be higher than originally budgeted. Furthermore, while the completion date is not currently known, it will be later than originally scheduled. Government departments providing grant funding have been advised of project delays and we have no reason to expect the delays to affect our receipt of the full amount of grant funding committed; bank financing is likewise expected to be unaffected. Additional capital required to complete the project will be provided from our operations, cash on hand, additional loans and/or additional government grants. If we do not generate sufficient cash flow from operations, and if additional borrowing or refinancing is not available to us, we may not have sufficient cash to enable us to complete the project. Furthermore, the project involves the adaptation of proven technology to a new application and may not function as intended, which could reduce the operating cost savings and/or revenue enhancements expected to result from the project. Higher capital and financing costs and delays or reductions in expected contributions from the completed project could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The Softwood Lumber Agreement on Canadian softwood lumber shipments to the United States could have a negative effect on our profitability.

The Softwood Lumber Agreement (SLA) was signed on September 12, 2006, to address a longstanding trade dispute between Canada and the United States and, specifically, to resolve litigation arising from, and trade measures imposed following, the March 2001 expiry of a prior softwood lumber trade agreement between the two countries. Effective for a term of seven years commencing October 12, 2006, with an option to renew for two additional years, the SLA brought about the revocation of American countervailing and anti-dumping duties on Canadian lumber shipments to the U.S. In January 2012, Canada and the U.S. announced that the SLA would be extended for two years, to October 2015, without modification to any other agreement terms.

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

Given the monthly average benchmark lumber prices recorded during the period, U.S.-bound Alberta lumber shipments, including our shipments, were subject to export charges of up to 15% in all but eight months from the time of the SLA’s commencement in October 2006 through to the end of 2012. As a result of increased lumber pricing in 2013, our shipments were subject to export charges in only three months of the year. Alberta lumber exports have frequently exceeded the surge-trigger level during months when export charges were in effect, thereby also becoming subject to the additional surge penalty.

Sales of lumber to the United States represent a significant source of our revenue, accounting for approximately 14% of our revenue in 2013. The charges and penalties imposed under the SLA can therefore have a negative effect on our results of operations. Furthermore, if the U.S. deems Canada or Canadian regions to be out of compliance with the terms of the SLA, it may refer the matter to a binding dispute-settlement process, and if Canada or such Canadian regions are determined to be out of compliance with the agreement, penalties, including additional export charges, may be imposed. If such a judgment is made affecting Alberta, the imposition of any such penalties could have a negative effect on our profitability.

A reduction in our fiber supply could affect our ability to operate.

Fiber is the primary raw material in our products; therefore, maintaining long-term fiber security is important to our business. We obtain approximately 61% of our fiber requirements, based on current production capacity, from the Millar Western Forest Management Agreement, or Millar Western FMA, Coniferous Timber Quotas and Deciduous Timber Allocations issued by the Alberta Minister of Environment and Sustainable Resource Development, each of which is issued for a period of 20 years and is renewable, provided we have met our obligations under the agreement. Our FMA, representing approximately 25% of our fiber requirements, and one of our Coniferous Timber Quotas, representing less than one percent of our fiber requirements, expire in 2017, and the balance of our quotas and allocations have expiry dates ranging between 2021 and 2031. The FMA, quotas or allocations may not be renewed or extended on acceptable terms. In addition, the Millar Western FMA and such quotas and allocations contain terms or conditions that could, under certain circumstances, result in a reduction in the amount of fiber available to us. Any significant reductions to fiber allocations under our land- and volume-based tenures could affect our ability to maintain current mill operating rates.

In 2005, the Alberta government introduced the Healthy Pine Strategy in response to the then-worsening mountain pine beetle situation in British Columbia. It called for increased harvesting levels in mature and over-mature pine stands to reduce their vulnerability to infestation and improve overall forest health. Subject to the forest management planning process and approval by Alberta Environment and Sustainable Resource Development, companies can harvest volumes in excess of historical annual allowable cut volumes to address the infestation concern; however, to ensure long-term sustainability of the forest resources, companies that employ these surge cuts may experience a reduction in their annual allowable cuts in future years. Our 2007-2016 annual allowable cuts for our Whitecourt and Fox Creek tenure areas have been adjusted to reflect the Healthy Pine Strategy and show increases of an average of 41% in our FMA and four of our Coniferous Timber Quotas over annual allowable cut levels stated in our most recent detailed forest management plan. If these surge volumes are fully harvested, annual allowable cuts could fall by an average of 15% below the volumes stated in our detailed forest management plan, for a ten-year period beginning in 2017. The drop-down is expected to begin taking effect in our FMA area in 2017 and in the affected Coniferous Timber Quotas during the period 2024 to 2028. We have implemented a series of intensive forest management practices to improve forest growth and yield, to mitigate these potential annual allowable cut reductions; however, we may have to supplement our existing timber supply with additional open-market timber purchases after 2016, the availability and cost of which are unknown at this time.

The Government of Alberta has initiated the Land-Use Framework process in response to significant land-use pressures arising during a period of rapid economic expansion and population growth in the province. The Alberta government has divided the province into seven regions and intends to develop land-use plans for each of the regions that effectively balance competing economic, environmental and social demands. While we view this process as beneficial in providing long-term certainty regarding resource development, it presents a risk in that the government could increase the amount of land set aside for conservation purposes at the expense of lands currently allocated to the forest products industry for timber production. One regional plan, the Lower Athabasca Regional Plan, is now complete, and called for timber volume losses in areas supplying our Boyle operations to meet conservation objectives. To compensate for these volume losses, the Alberta government allocated to us equivalent timber volumes in other locations, with the result that there was no net impact on Boyle’s tenured fiber supply; however, the plan did affect overall fiber supply in the region, which could affect our ability to secure sufficient volumes of fiber to allow the future addition of a second operating shift at our Boyle sawmill. Two additional plans, one for the Upper Athabasca region and the other for the Upper Peace region, could have volume implications for our Whitecourt and Fox Creek operations; however, the planning processes associated with these plans are yet to begin. The Alberta government may not compensate us for any volume reductions that may result. A significant loss of fiber supply to this process could have a material adverse effect on our business, financial condition, results of operation and cash flows.

The Government of Canada has enacted legislation aimed at protecting species at risk, including woodland caribou. Woodland caribou ranges overlap forest management areas in which some of our Coniferous Timber Quotas are embedded. Caribou range planning processes currently being undertaken by the provincial government, in consultation with industry and other stakeholders, have the potential to reduce the supply of timber available from these areas. Any significant resulting loss of fiber supply could have a material adverse effect on our business, financial condition, results of operation and cash flows.

In addition to fiber from government tenures, we also rely on fiber acquired through multi-year exchange and supply contracts to satisfy approximately 30% of our requirements. These multi-year fiber agreements expire between 2019 and 2021. While all are renewable, we may not be able to extend these contracts beyond their expiry. If these contracts are not renewed, we may be without sufficient fiber to maintain current production levels, which could have a material adverse effect on our business, financial condition, results of operation and cash flows. Under the terms of the multi-year fiber exchange and supply contracts, we provide other companies with wood residuals. If these contracts are not renewed upon expiry, we could incur revenue reductions and/or additional disposal costs. Fiber availability or manufacturing disruptions could also impair our ability to provide these residuals in specified quantities and put us in breach of contractual obligations. These outcomes could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

While approximately 91% of our fiber requirements are met through our government timber allocations and fiber exchange and supply agreements with other companies, we purchase the balance of our fiber requirements on the open market. Accordingly, our operations could be affected by changes in the supply and demand for, and the prices of, purchased fiber.

We rely on independent contractors to harvest timber and haul logs from the forest to our operations. Contractor shortages arising from strong workforce competition in Alberta may require us to increase compensation levels, which could negatively affect costs, and also could impede our ability to maintain sufficient log supplies in our yards to sustain current mill operating rates. Delivered timber costs are also vulnerable to rising fuel prices and to log-haul distances. Depending on the harvesting rotation, we may be travelling greater distances to access our fiber, which could also contribute to higher costs. These outcomes could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

In 2006 and 2009, Alberta experienced major in-flights of mountain pine beetle from British Columbia, firmly establishing the insect in our province and threatening mature pine stands. The Alberta government and forest industry responded with a mountain pine beetle action plan that has been effective to date in curbing beetle spread and mitigating associated damage. However, the mountain pine beetle remains present in the forests of Alberta’s central region and an ongoing risk to mature pine stands in our operating area. Any significant increase in mountain pine beetle populations could negatively affect merchantable pine stands and have a material adverse effect on our business, financial condition, results of operations and cash flows.

Changes to costs and benefits arising from our power purchase rights could adversely affect our profitability.

Effective January 1, 2001, we entered into two Power Syndicate Agreements (Battle River and Sundance C, respectively) with an affiliate of Capital Power Corporation (formerly EPCOR Utilities Inc.) and three other industrial participants in Alberta for the purpose of sharing the rights and responsibilities defined in two corresponding Power Purchase Arrangements, which we refer to as our power purchase rights. In May 2006, we consolidated our power purchase rights by swapping our interest in the Battle River agreement for an increased interest in the Sundance C agreement and the corresponding Power Purchase Arrangement, which we refer to as the PPA. The PPA, which is set to expire on December 31, 2020, gives us, along with all other parties to the Sundance C Power Syndicate Agreement, the right to the generation capacity and substantially all of the associated electricity output from certain existing generating units in the Province of Alberta. We and such other parties are obligated to pay the owner of the generating units the costs of maintaining and operating the units according to cost schedules set out in the PPA.

The power purchase rights effectively reduce our exposure to fluctuations in market electricity rates. In 2013, we estimate that the power purchase rights provided us savings of $22.5 million (2012, $14.2 million; 2011, $22.9 million), compared to what we would have paid for power at market rates and, therefore, comprised a meaningful component of our operating performance. The agreements governing our power purchase rights contain termination provisions that are effective upon the occurrence of a force majeure event. If our power purchase rights were terminated, we would be exposed to fluctuations in market electricity rates, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We are subject to a wide range of general and industry-specific environmental and other laws and regulations imposed by federal, provincial and local authorities in Canada, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. We are also subject to reforestation requirements and had an accrued liability of $13.1 million at December 31, 2013 (2012 – $15.2 million, 2011 – $15.2 million), for future reforestation obligations.

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

In the Province of Alberta, power consumers are responsible for electricity distribution and transmission costs. Given that we are a major electricity consumer, recent and projected investments in transmission infrastructure could result in significant escalation of our transmission costs.

Under the “Climate Change and Emissions Management Act”, the Province of Alberta has set out intensity-based carbon emission reduction targets. Facilities that release over 50,000 tonnes of CO2 equivalent (CO2e) per year are required to report their emissions but are not currently subject to reduction requirements. Large emitters, defined as those producing more than 100,000 tonnes of CO2e per year, are required to reduce their emission intensity by 12 percent. In lieu of reductions, organizations can remit to a technology fund the amount of $15 for every tonne of CO2e generated over a specified limit or buy an equivalent amount of provincially-approved offset credits, which normally trade below $15 per tonne.

In recent years, our Whitecourt pulp mill has released approximately 70,200 tonnes of CO2e per year, making us responsible for reporting our emissions, though not currently subject to a requirement to reduce the emissions or to pay penalties or purchase offsets in association with them. Our PPA is linked to a coal-fired electricity plant that qualifies as a large emitter, making us responsible for a portion of penalties associated with its CO2e emissions. In 2013, we were responsible for approximately 64,200 tonnes of CO2e emissions associated with the PPA. To address this obligation, we intend to apply offset credits of 64,200 tonnes of CO2e emitted, earned through energy reduction projects conducted in our mill operations and independently verified and registered with provincial authorities.

The Government of Alberta may introduce a regulatory change that lowers the emissions threshold defining “large emitters”, which could result in a change of status for our pulp mill that would require us not only to report but either to reduce, to pay for or to offset our emissions over a specified threshold. The government may also increase the penalties that apply to these emissions. Either or both such regulatory changes could increase our costs and have a material adverse effect on our business, financial condition, results of operations and cash flows.

If environmental or other regulatory approvals, licenses or permits are delayed, restricted or not renewed, a variety of operations on our timberlands or at our facilities could be delayed or restricted.

In connection with a variety of operations on our properties, we are required to make regulatory filings with governmental agencies. Any of these agencies could delay review of or reject any of our filings, which could delay or restrict our manufacturing or logging operations, potentially resulting in an adverse effect on our operating results. For example, our pulp mill operates under an environmental permit that is due to expire on November 1, 2014, if not renewed on or before that date, and our Fox Creek sawmill operates a wood-waste incinerator under a permit that will expire January 1, 2015, if not renewed on or before that date. We have initiated the normal renewal procedure for our pulp mill operating permit, and we have applied for a certificate of variance for the Fox Creek burner permit to allow us time to complete and implement a plan to have all wood residuals now incinerated put instead to commercial uses, consistent with current practice at our Whitecourt and Boyle operations. We currently expect to obtain the pulp mill operating permit renewal and the burner certificate of variance on a timely basis. If we are unable to renew or extend these or any other material approvals, licenses, permits or certificates, however, or if there is a delay in renewing such approvals, licenses, permits or certificates, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Our ability to sell our products could be compromised if environmental certifications are not achieved or renewed, which could have a negative impact on our business, financial condition, results of operations and cash flows.

Sales of our products, especially pulp, are increasingly dependent upon our ability to achieve and maintain certification under internationally recognized standards for sustainable forest management and wood-fiber chain of custody. Certifications that we currently hold may be terminated for failure to meet the requirements of the certification standard, which could result in lost product sales. As well, existing standards could become more onerous or new certifications may be deemed necessary by customers, resulting in additional costs. Any of these developments could cause our business, financial condition, results of operations and cash flows to be materially adversely affected. For more details regarding our certifications, see Item 4, “Business Overview – Government regulation – Forest certification”.

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

Although the terms governing our revolving credit facility and the indenture governing the Senior Notes (the “indenture”) contain restrictions on the incurrence of additional indebtedness, additional indebtedness incurred in compliance with these restrictions could be substantial. As at December 31, 2013, we would have been permitted to borrow up to $46.3 million under our revolving credit facility. In addition, the indenture does not prevent us from incurring obligations, such as trade payables and operating leases that do not constitute indebtedness. If we incur additional indebtedness or other obligations, the related risks could be magnified.

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

In addition, our revolving credit facility requires us to maintain specified financial ratios, and we may be unable to meet such ratios. All of these covenants may limit our ability to execute our business strategy. Moreover, we may be unable to comply with these covenants. If that occurs, our lenders could accelerate our indebtedness, in which case, we may not be able to repay all of our indebtedness.

Our sole shareholder has the ability to direct our operations, and its interests may conflict with the interests of the Senior Noteholders.

Our parent, Industries, holds, directly and of record, all of our outstanding common shares. Millar Western Industries Ltd. is wholly owned by Hualkeith Investments Ltd., a corporation controlled by our co-chairmen of the board of directors, brothers James B. Millar and H. MacKenzie Millar, and other members of the Millar family. James B. Millar and H. MacKenzie Millar together control 55.6% of the outstanding equity of Hualkeith. The Millar family may have interests that differ from those of the Senior Noteholders and, therefore, may make decisions that are adverse to their interests.

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

ITEM 4: INFORMATION ON THE COMPANY

A.          History and Development of the Company

We were incorporated as Millar Western Forest Products Ltd. under the Business Corporations Act (Alberta) on September 8, 1997, and had no operations or cash flows from September 8, 1997, to May 12, 1998. We have no subsidiaries. On May 13, 1998, we acquired all of the forest products operations of our parent company, Millar Western Industries Ltd. (Industries) and its subsidiaries. The predecessor of Industries was first incorporated in 1919 and began logging and sawmilling operations in the Whitecourt area in 1922. Industries completed construction of the Whitecourt pulp mill in 1988 and acquired the Boyle sawmill in 1993. We completed construction of the current Whitecourt sawmill in 2001. We acquired the Fox Creek sawmill in 2007, and rebuilt it in 2010-11 at a cost of approximately $60 million, approximately $38 million of which was provided through an insurance settlement. In 2012, we acquired a 100% interest in a related company, Chickadee Creek Energy Inc. (CCEI), which was immediately wound up and dissolved; prior to such acquisition, CCEI was a wholly owned subsidiary of Industries. In 2012, we commenced construction at our Whitecourt pulp mill of a bioenergy project initially expected to cost $42 million and be financed in part through $27.5 million in government grants and $13 million in interim financing. We were advised in the third quarter of 2013 by the project’s EPC contractor that the project would exceed the agreed budget and schedule, and, as a result, we have terminated the EPC contract and are in the process of developing a new budget, schedule and plan to complete the project.

Our head office is located at 16640 - 111 Avenue, Edmonton, Alberta, T5M 2S5, and our registered office is located at 2900 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, T5J 3V5. Our telephone and facsimile numbers are (780) 486-8200 and (780) 486-8282, respectively. Our authorized capital consists of an unlimited number of common shares, of which 15,000,002 were issued and outstanding as at December 31, 2013.

Our agent for service of process in the United States is CT Corporation System, 111 8th Avenue, New York, New York 10011, (212) 894-8700.

B.          Business Overview

We are an integrated forest products company active in Alberta, Canada, that produces and markets hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP, and softwood lumber. In the twelve months ended December 31, 2013, we recorded total revenue of $382.9 million, Adjusted EBITDA of $56.3 million and net income of $6.6 million.

We own and operate four production facilities in Alberta, including a sawmill and a BCTMP mill at an integrated complex in Whitecourt, a sawmill in Boyle, and a sawmill in Fox Creek that was completed in 2011 to replace a mill extensively damaged in a 2008 fire. In 2012, we began construction of a bioenergy project (the BEP) adjacent to the Whitecourt BCTMP mill that will convert organic matter in pulp-mill waste into renewable energy, for consumption by our pulp operations; completion and startup of the BEP are currently scheduled for late 2014, subject to finalization of a new budget and plan to complete the project.

Our sawmills produce kiln-dried dimension lumber from spruce, pine and fir, or SPF, for the residential and commercial construction industries. We also produce higher-margin grades, such as machine-stress-rated, or MSR, lumber for load-bearing applications, as well as specialty products, such as decking. Under our current operating strategy, our sawmills have a combined annual capacity of 530 million foot board measure (mmfbm), with the Whitecourt, Boyle and Fox Creek facilities having individual annual capacities of 330 mmfbm, 80 mmfbm and 120 mmfbm, respectively. Historically, our lumber has sold principally in Canada and the United States; however, China is now a regular destination for our products, and a small percentage of certain higher-margin grades is shipped to Japan.

Our Whitecourt pulp mill produces hardwood, softwood and blended grades of pulp and has an annual production capacity of 320,000 ADMT. Our BCTMP is sold internationally for use in the production of a diverse range of paper products, including coated and uncoated printing and writing papers, paperboard, specialty papers, tissue and toweling.

Principal markets

Our production of both pulp and lumber provides a diversified revenue base. From 2009 to 2013, 58% of our total revenue came from pulp sales and 42% came from lumber sales. This balance of pulp and lumber production has enabled us to weather cyclical swings in each of the two distinct markets. In addition, the geographic and product-line diversity of our customers mitigates the impact of a downturn in demand in any one region or product category.

The geographic distribution of our revenue for the periods indicated is shown in the following table.

Distribution of Sales Revenue, by Geographic Region

	2013	2012	2011

Canada	34%	33%	29%
United States	18%	17%	15%
Europe	9%	11%	15%
Asia	38%	36%	38%
Other	1%	3%	3%

Lumber

Our sawmills produce kiln-dried SPF dimension lumber for use in residential and commercial construction, as well as higher-margin grades, such as MSR, J-grade and appearance grade, and specialty products, such as rough decking and fencing. Since 2005, we have focused on developing specialty products that are less subject to commodity price fluctuations. These products represent approximately 12% of our total production and are sold directly to end users. The remainder of our production is sold through a supply chain that includes retail stores, stocking distributors and wholesale companies. As the commodity market has improved, we have limited our supply into these specialty markets, maintaining a position large enough to manage market risk, but not so significant that it would impair our ability to benefit from the improving commodity market.

The following table shows the approximate distribution of our lumber sales by grade.

Distribution of Lumber Sales, by Grade

	2013	2012	2011

Commodity	64%	62%	60%
J-grade & appearance	16%	15%	17%
MSR	8%	9%	9%
Specialties	12%	14%	14%

The principal markets for our lumber products are Canada, the United States, China and Japan. Lumber sales within North America are handled by sales staff located in our Edmonton corporate office. All offshore sales are conducted through an international marketing consortium, Interex Forest Products Ltd. of Vancouver, of which we are a 17% owner.

The following table shows the approximate distribution of our lumber sales by geographic region.

Distribution of Lumber Sales, by Geographic Region

	2013	2012	2011

Canada	65%	72%	66%
U.S.	23%	18%	13%
China	9%	7%	18%
Japan	3%	3%	3%

In 2013, our top five lumber customers represented approximately 47% of all the lumber we sold.

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

The following table shows the approximate distribution of our pulp sales by end product.

Distribution of Pulp Sales, by End Product

	2013	2012	2011

Paperboard	52%	47%	41%
Coated & uncoated papers	33%	31%	36%
Tissue & towel	6%	13%	12%
Specialty & other	9%	9%	11%

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

The following table shows the approximate distribution of our pulp sales by geographic region.

Distribution of Pulp Sales, by Geographic Region

	2013	2012	2011

Asia	73%	64%	60%
Western Europe	17%	19%	23%
North America	7%	12%	12%
Other	3%	5%	5%

In 2013, our top five pulp customers represented approximately 49% of all the pulp we sold.

Seasonality

We conduct a significant amount of our log harvesting and hauling in the winter months, creating a seasonal build-up of working capital. Harvesting usually begins in the fourth quarter, with the balance of harvesting and most hauling activities occurring in the first quarter of the following year. The build-up of log inventory over this period is typically valued at $40-45 million, with $5 million to $10 million worth of logs accumulated in the fourth quarter, depending on weather conditions, and the rest realized in the following year’s first quarter. These log inventories are consumed through the year and reach minimum levels in the third quarter. This seasonal working capital build-up and reduction has a significant impact on our liquidity through the year.

Sources and availability of raw materials

Fiber

The availability of a secure and economic fiber supply is one of the most important factors affecting the performance of forest products companies. Fiber supply self-sufficiency is a key competitive element, because direct control and management of timber resources largely insulates an operator from fluctuations in the market price of fiber. Approximately 91% of the fiber requirement for our pulp mill and sawmill facilities is supplied from timber resources held under long-term agreements with the Government of Alberta or supplied through multiple-year agreements with other forest products companies, providing a high level of fiber supply security and cost stability. Our agreements with the Alberta government include a Forest Management Agreement (FMA), Coniferous Timber Quotas and Deciduous Timber Allocations; our agreements with other forest companies include a variety of fiber exchange and supply contracts. We purchase the balance of our fiber requirements on the open market. Our fiber costs are subject to variation depending on factors including the period’s harvesting locations and delivery distances from forest to mill, weather conditions, and normal competitive market pressures related to our harvesting and hauling contractors. We pay fees, referred to as stumpage, to the Alberta government for all fiber harvested from government-owned lands. Stumpage is applied at a base rate of $1.90 per cubic meter of coniferous timber and $0.20 per cubic meter of deciduous timber, and is subject to escalation related to the market price of end products. In 2013, we paid a 12-month average stumpage fee of $2.50 per coniferous cubic meter, an increase of 32% over the base rate applied in 2012; there was no change from the base rate of $0.20 per deciduous cubic meter.

In May 1997, we entered into an FMA with the Alberta Minister of Environment and Sustainable Resource Development, which we refer to as the Millar Western FMA, pursuant to which the Minister has granted us rights to manage, establish, grow, harvest and remove timber on a perpetual sustained yield basis in a designated area, which we refer to as the Millar Western forest management area. The Millar Western FMA is in effect for 20 years and is renewable every 10 years thereafter for additional 20-year terms. The Millar Western FMA provides that the Minister may withdraw from the forest management area (i) any land which cannot be harvested without causing substantial harm to the environment, (ii) any land determined to be required for human or physical resource development of the Province of Alberta, (iii) any land required for commercial and industrial facilities and (iv) any land that is not capable of producing timber. In the event of such withdrawal, the government will compensate the holder for certain costs and losses associated with such withdrawal. There have been no material withdrawals of land from the Millar Western FMA since its inception.

The following table sets out our annual allowable cut (AAC) under our current long-term provincial tenure and fiber available annually under our other fiber agreements:

	Coniferous	Deciduous

	(cubic meters)

Forest Management Agreement (1)	396,000	273,000
Coniferous Timber Quotas (2)	830,000	—
Deciduous Timber Allocations (3)	—	154,000
Exchange agreement and supply contracts (4)	665,000	140,000
Total annual fiber supply:	1,891,000	567,000

(1)	Net of third party allocations. Expires 2017 and is renewable for additional terms of 20 years.
(2)	Expire 2017 to 2026 and are renewable for additional terms of 20 years.
(3)	Expire 2027 and are renewable for additional terms of 20 years.
(4)	Exchange and purchase agreements expire 2019 to 2021.

In addition to deciduous logs, the Whitecourt pulp mill requires approximately 90,000 bone dry units of coniferous chips per year. This requirement is supplied entirely by chip residuals from our Whitecourt sawmill, with surplus chips sent to other manufacturers under multi-year fiber-exchange agreements.

In previous years, we did not harvest our full AAC under the Millar Western FMA, Coniferous Timber Quotas or Deciduous Timber Allocations. Upon approval from Alberta Environment and Sustainable Resource Development, these non-sustainable volumes, representing the unused portion of AAC, can be carried over for harvest in future years. Our coniferous carry-over volume from the Millar Western FMA and Coniferous Timber Quotas is approximately 1.6 million cubic meters. The deciduous carry-over volume from the Millar Western FMA and Deciduous Timber Allocations is approximately 1.3 million cubic meters.

Electricity

Volatility in the deregulated Alberta electricity market results in significant fluctuations in market power pricing. Because electricity represents a significant portion of our input costs, we took steps at the time of deregulation to acquire long-term power purchase rights in order to insulate our pulp and lumber operations from the anticipated market volatility. Effective January 1, 2001, we entered into two Power Syndicate Agreements with an affiliate of EPCOR Utilities Inc. and three other industrial participants in Alberta for the purpose of sharing the rights and responsibilities defined in two Power Purchase Arrangements, which we refer to as the PPAs. We invested $20.8 million to acquire a 5.83% share in the PPAs, which were previously acquired by EPCOR in accordance with a Power Auction Agreement in 2000 during the deregulation of the electricity market in Alberta. Effective May 1, 2006, we sold our interest in one of the agreements and concurrently acquired a greater interest in the remaining agreement. These transactions were accounted for as a sale and purchase, respectively, to reflect their commercial substance, resulting in a gain of $32.7 million, an increase in long-term debt of $15.6 million and an increase in other assets of $46.9 million. In 2009, EPCOR divested its power generation assets, which included its PPA arrangements, to a new company, Capital Power Corporation.

The PPAs are 20-year agreements that give the holder the right to the generation capacity of, and substantially all the associated electricity output from, certain existing generating units in the Province of Alberta. Our PPA expires in 2020. The PPA holder is obligated to pay the owner of the generating units the costs of maintaining and operating the units, according to cost schedules set out in the PPAs. There are no net settlement provisions in the PPAs.

Through our participation in the syndicate, in 2013 we had indirect control over electrical generating capacity of approximately 602,000 megawatt hours. The electrical energy required for our operations and that provided through the PPA are approximately equal. To this extent, our electricity costs are the costs specified in the schedules to the PPAs plus transmission costs, which mitigates our exposure to the fluctuations in market electricity rates. The benefit of these rights is allocated to each operating segment based on its electricity consumption.

Other Commodities

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

Chemicals. Our Whitecourt pulp mill’s requirements for hydrogen peroxide, which is the main chemical used in our pulp bleaching process, are supplied from a plant located in Alberta under an agreement that provides us with relatively stable pricing over its term, and that will expire December 31, 2014; this agreement will be renegotiated during the year, in accordance with past practice. Caustic soda, also used in the bleaching process, is provided by a major producer under a contract that provides for market-based pricing and that expires December 31, 2014, but will be automatically renewed on an annual basis unless cancelled by one of the parties. Other bleaching chemicals used in our Whitecourt pulp mill are supplied by third parties under varying contract terms. Magnesium sulphate used in our Whitecourt pulp mill is produced and supplied by Industries, pursuant to a contract. See Item 7, Section B, “Related party transactions”.

Government regulation

Environmental matters

Our operations are regulated primarily by the Environmental Protection and Enhancement Act (Alberta), which we refer to as the AEPEA, and the Pulp and Paper Effluent Regulations included within the Fisheries Act (Canada). We have instituted environmental controls to monitor our operations to confirm they are in compliance with regulated parameters of both provincial and federal authorities. Under the AEPEA, the sawmills operate in accordance with the terms of a code of practice that governs environmental aspects of their activities, and the pulp mill operates in accordance with an environmental permit that is due for renewal on or before November 1, 2014. We have initiated the normal renewal procedure for the pulp mill operating permit and expect to obtain the renewal on a timely basis.

Our Whitecourt pulp mill does not use chlorine compounds and therefore does not generate any chlorinated byproducts such as dioxins or furans. The pulp mill has an extended aeration activated biomass wastewater treatment system. The biomass produced as a waste product from the system is used as a soil conditioner on agricultural lands, and as feedstock at a local biomass-fueled electrical generating station. Wood waste from the Whitecourt pulp mill and sawmill is sent to the same power station, to generate renewable electricity, and wood waste from the Boyle sawmill is sent to a neighboring pulp mill for energy generation. The Fox Creek mill is the only company facility that continues to dispose of its wood waste by incineration; however, we are actively seeking alternatives.

As described above, the Whitecourt pulp mill is currently developing a bioenergy project that will install anaerobic hybrid digesters in advance of the existing aerobic effluent treatment system, to produce a biogas that will be used to generate renewable energy. In addition to reducing purchased energy costs and allowing for pulp production increases, the project is expected to cut greenhouse gas emissions, reduce freshwater intake and improve the quality of treated wastewater discharged to a local river.

All forest areas we harvest are reforested to the standards required under the Timber Management Regulations (Alberta). Since 2007, we have spent $41.7 million on reforestation and as at December 31, 2013, had an accrued liability of $13.1 million for future reforestation.

Climate Change and Emissions Management Act

In 2007, the Province of Alberta passed a revision to the “Climate Change and Emissions Management Act” that sets out intensity-based carbon emission reduction targets. Facilities that release over 50,000 tonnes of CO2 equivalent (CO2e) per year are required to report their emissions but are not currently subject to reduction requirements. Large emitters, defined as those producing more than 100,000 tonnes of CO2e per year, are required to reduce their emission intensity by 12 percent. In lieu of reductions, organizations can remit to a technology fund the amount of $15 for every tonne of CO2e generated over a specified limit or buy an equivalent amount of provincially-approved offset credits, which normally trade below $15 per tonne.

Our Whitecourt pulp mill releases approximately 70,200 tonnes of CO2e per year, making us responsible for reporting our emissions, though not currently subject to a requirement to reduce the emissions or to pay penalties or purchase offsets in association with them. Our PPA is linked to a coal-fired electricity plant that qualifies as a large emitter, making us responsible for a portion of penalties associated with its CO2e emissions. In 2013, we were responsible for approximately 64,200 tonnes of CO2e emissions associated with the PPA. To address this obligation, we intend to apply offset credits of 64,200 tonnes of CO2e emitted, earned through energy reduction projects independently verified and registered with provincial authorities.

Forest certification

To provide independent verification of the sustainability of our forest management activities and legality of our timber procurement systems, we have sought certification under several third-party audited, internationally-recognized environmental standards.

In 1995 and 1996, respectively, our Whitecourt and Boyle woodlands operations were certified to FORESTCARE, a comprehensive code of practice developed by the Alberta forest industry and one of North America’s earliest independently-audited forest management standards. In 2005, Whitecourt’s and Boyle’s environmental management systems were certified to the ISO 14001 standard. Our Whitecourt FMA area achieved certification to the Canadian Standards Association’s CSA-Z809 standard for sustainable forest management in 2006. In 2009, rather than renewing its CSA certification, Whitecourt elected instead to seek certification to the Sustainable Forest Initiative (SFI) standard, due to its greater compatibility with our tenure system. Our Boyle woodlands operations achieved SFI certification in 2011. All our volume and land-based tenures are now certified to the SFI standard. To satisfy different customer preferences, our Whitecourt and Boyle operations are certified under two international chain-of-custody standards: the Programme for the Endorsement of Forest Certification (PEFC) and the Forest Stewardship Council (FSC). Chain of custody certification assesses wood tracking systems to ensure responsible wood sourcing.

Standard	Type	Expiry
Whitecourt
Woodlands
		(includes Fox Creek)	Boyle Woodlands
FORESTCARE	Comprehensive Code of Practices	December 2016	December 2014
ISO 14001	Environmental Management System	January 10, 2015	January 10, 2015
Sustainable Forestry Initiative (SFI)	Sustainable Forest Management	January 10, 2015	January 10, 2015
Programme for the Endorsement of Forest Certification (PEFC)	Chain of Custody	December 2, 2015	December 2, 2015
Forest Stewardship Council (FSC)	Chain of Custody	April 25, 2014	June 7, 2016

Provincial stumpage fees

The Government of Alberta imposes stumpage fees on all timber harvested on government-owned land. The timber on such land is owned by the Province of Alberta, and stumpage fees are a form of harvest tax that is assessed on a market-based fee structure. Under the stumpage system for coniferous timber, the amount of the stumpage fee increases or decreases with the benchmark lumber price of kiln-dried 2x4 Two and Better Western SPF. This relationship effectively lowers our softwood fiber costs when lumber prices are low. The stumpage system applies to all logs harvested from the Millar Western FMA and Coniferous Timber Quotas. Reduced stumpage rates apply to marginal timber, pulpwood and timber affected by fire or insects. The government’s stumpage system for deciduous timber is also market-based. Stumpage rates do not apply to wood harvested from private lands.

C.          Organizational Structure

Not applicable.

D.          Property, Plants and Equipment

We own and operate four production facilities in Alberta: a sawmill and a BCTMP mill at an integrated complex in Whitecourt, and sawmills in Boyle and Fox Creek.

Lumber

We own and operate three sawmills, located at Whitecourt, Boyle and Fox Creek, Alberta. The sawmills have a combined annual capacity of 530 mmfbm of SPF lumber, produced for North American and offshore markets in dimensions from 1” x 3” to 2” x 10” and lengths from 8’ to 16’. The mills’ products include construction lumber for residential and commercial uses, MSR lumber for engineered roofing and load-bearing applications and other higher-value grades, including J-grade for the Japanese housing market, all sold in dressed form. We also sell specialty products, including decking, fencing and timbers, in rough form.

Sawmill Operating History

The Whitecourt mill site has been home to a series of sawmills since 1926. In June 2001, we completed construction of our current mill, at a total cost of $42.6 million, which was funded from operating cash flow. This project significantly improved the efficiency of the Whitecourt lumber operation, increased the quality of its products and reduced its manufacturing costs. In 2005-6, we invested $16.6 million in the addition of a new drying kiln and installation of a small-log line to further increase the efficiency of processing the smaller-diameter logs that are a significant portion of the mill’s total log supply. In addition to the sawmill, our Whitecourt lumber operations comprise four natural-gas-fired drying kilns and a high-speed planer mill.

We acquired the Boyle sawmill assets and related Coniferous Timber Quotas in September 1993. Our post-acquisition capital expenditure program significantly improved the sawmill’s competitiveness and profitability, including increasing its capacity by approximately 100%. Further capital improvements were made in 2004-5, with the installation of a new drying kiln and a small-log line at a cost of $10.3 million. The Boyle sawmill is a two-line operation that has a 140 mmfbm/year-capacity when operating on two shifts, but is currently running on a single-shift basis. Other major equipment includes two drying kilns and a planer mill.

In June 2007, we entered into an agreement to purchase a sawmill located at Fox Creek, along with related lumber manufacturing and timber assets. The sale closed August 1, 2007, and we took possession of assets including a three-line, 45 mmfbm/year-capacity sawmill, a planer mill, a kiln, log inventory and mobile equipment. The purchase also included 140,000 cubic meters of timber in quotas and 65,000 cubic meters of timber available through third-party agreements. The total purchase price, funded from operating cash flow, was $22 million, which included log inventory valued at $3 million and mobile equipment and a maintenance shop valued at $1 million, for a net price of $18 million. On August 29, 2008, a fire broke out while the sawmill was in operation, destroying most of the sawmill building and its contents. Unaffected by the fire were the mill’s log-handling equipment and other facilities on the mill site, including the planer mill, drying kiln, mobile shop and log inventory. All assets were covered by a fire insurance policy, which included a replacement cost provision.

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

BCTMP Mill Operating History

Our BCTMP mill is a two-line facility that uses heat, mild chemicals and mechanical action to produce totally chlorine-free hardwood (aspen), softwood (SPF), and blended pulps for use in the production of coated and uncoated printing and writing papers, paperboard, specialty paper, tissue and toweling.

All hardwood chips used in the pulping process are produced on site, and all the softwood chips are supplied by the Whitecourt sawmill, located on the same site.

We are currently constructing a bioenergy project at our Whitecourt pulp mill. This project will install anaerobic hybrid digesters in advance of the mill’s existing aerobic effluent treatment system, to produce a biogas that will be used to generate renewable energy. In addition to reducing purchased energy costs and allowing for pulp production increases, the project is expected to cut greenhouse gas emissions, reduce freshwater intake and improve the quality of treated wastewater discharged to a local river. At the time of commencement in 2012, the project was expected to cost $42 million, financed in part through $27.5 million in government grants and $13 million in interim financing, and project completion was scheduled for early 2014. We were advised in the third quarter of 2013 by the project’s EPC contractor that the project would exceed the agreed budget and schedule, and, as a result, we terminated the EPC contract and are in the process of developing a new budget, schedule and plan to complete the project. See note 28 to our audited financial statements included elsewhere in this annual report.

Capital expenditures

Our capital expenditures can be categorized as being of two types: maintenance and discretionary. We consider capital expenditures that are required to maintain the production capacity of our facilities at current levels, or expenditures that address safety or environmental matters, to be maintenance capital expenditures. Capital expenditures that enhance the productivity or profitability of our operations are considered to be discretionary capital expenditures. From 2009-2013, maintenance capital expenditures averaged $3.5 million per year.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Management’s Discussion and Analysis of our financial condition and results of operations (“MD&A”), prepared as of March 4, 2014, is based upon and should be read in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report.

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

A.          Results of Operations

Year ended December 31, 2013, compared to year ended December 31, 2012

The following table sets out our operating and financial results for the periods indicated.

	Year ended December 31,
	2013	2012
	(in millions)

Statements of earnings data:
Revenue	$382.9	$332.4
Cost of products sold	259.2	241.0
Freight and other distribution costs	53.4	53.2
Depreciation and amortization	14.0	13.6
General and administration	19.1	13.8
Other (income) expenses	(11.9)	7.7
Operating earnings	$49.1	$3.1
Foreign exchange (loss) gain on borrowings	(14.4)	4.6
Finance expenses	(20.9)	(20.4)
Net (loss) income before income taxes	$13.8	$(12.7)
Income taxes expense (recovery)	7.2	(4.4)
Net income (loss)	$6.6	$(8.3)
Actuarial gains (losses), net of tax	0.6	(0.3)
Comprehensive income (loss)	$7.2	$(8.6)

Adjusted EBITDA data:
Net income (loss)	$6.6	$(8.3)
Add (subtract)
Income taxes expense (recovery)	7.2	(4.4)
Foreign exchange loss (gain) on borrowings	14.4	(4.6)
Finance expenses	20.9	20.4
Operating earnings	$49.1	$3.1
Depreciation and amortization	14.0	13.6
Other unrealized (income) expense	(6.8)	6.0
Adjusted EBITDA	$56.3	$22.7

Other data:
Average exchange rate (US$ per C$1.00) (1)	0.971	1.000
Period end exchange rate (US$ per C$1.00)	0.940	1.005

(1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Improved economic and market conditions and a weaker Canadian dollar were reflected in our results for 2013, our strongest in years. At $382.9 million, revenue was up $50.5 million, or 15.2%, from the previous year, driven primarily by strong gains in lumber prices and shipment volumes, but also reflecting improved pricing and higher shipments in the pulp segment. With the majority of our sales conducted in U.S. dollars, revenue was also positively affected by the Canadian dollar’s 3% year-to-year decline in relative value, though this benefit was partially offset by an exchange loss on long-term debt, reflecting a sharp dip in the dollar’s value at the period end.

Cost of products sold rose in 2013, primarily due to increased lumber production, but also reflecting higher fiber costs. Freight and other distribution costs were consistent, year over year.

At $19.1 million, general and administration costs were considerably higher than the $13.8 million recorded in 2012, due mainly to a provision for the distribution of $3.2 million under our profit-sharing program and to an increase in wages and benefits, year over year. In addition, we had higher-than-normal professional and consulting fees, associated with items such as management services, management development programs and software reviews.

Other income provided a significant contribution to our financial results in 2013, primarily reflecting unrealized gains of $6.9 million on commodity derivative contracts, which contrasted with the unrealized loss on derivative contracts in 2012. We also had realized gains of $3.0 million on the commodity derivative contracts in 2013. The depreciation of the Canadian dollar contributed a $2.0 million foreign-exchange gain on working capital balances during the period.

We posted operating earnings of $49.1 million for 2013, a considerable improvement over earnings of $3.1 million in 2012.

Our US$210 million in long-term debt was translated at the exchange rate of US$0.940/C$ 1.00 on December 31, 2013, compared to US$1.005/C$ 1.00 at December 31, 2012, resulting in a foreign exchange loss of $14.4 million in the period. A modest increase in financing expenses for 2013 was also attributable to the Canadian dollar’s decline.

We realized net income before taxes of $13.8 million, comparing very favorably with a net loss of $12.7 million in the previous year. The year’s results were subject to income tax at a statutory rate of 32%, consistent with the rate applied in 2012. The effective tax rate for 2013 varied from the statutory rate because of the manufacturing and processing deduction, the non-taxable portion of the unrealized exchange loss on debt, the non-taxable portion of capital gains and the effect of future income-tax rate reductions. Tax credits related to Scientific Research and Experimental Development (SR&ED) claims reduced tax expenses by $0.3 million in 2013, consistent with the SR&ED contribution in 2012.

After a provision for income tax expense of $7.2 million, we recorded net income of $6.6 million in 2013, a significant improvement over the net loss of $8.3 million recorded in 2012.

Adjustments through comprehensive income are actuarial valuation changes that are presented net of income tax provision in accordance with IAS 19R. These adjustments resulted in comprehensive income of $7.2 million for the year.

Lumber

	Year ended December 31,
	2013	2012

Production (total sawmill) - SPF - mmfbm	530.2	515.1
Production (dressed lumber) - SPF - mmfbm	468.0	459.8
Shipments - SPF - mmfbm	524.2	519.9
Benchmark price - SPF#2&Better - US$ per mfbm	$356	$298

Revenue - millions	$191.6	$153.9
Cost of products sold - millions	153.4	142.4
Inventory valuation adjustments - millions	-	(1.9)
Other realized (income) expense - millions	(3.8)	0.6
Adjusted EBITDA - millions	$42.0	$12.8
Adjusted EBITDA margin - %	22%	8%

Other unrealized income (expense) - millions	7.1	(6.8)
Depreciation & amortization - millions	(6.7)	(6.6)
Operating earnings (loss) - millions	$42.4	$(0.6)

Capital expenditures - millions	$2.1	$4.9

General economic improvement was reflected in stronger markets for lumber in 2013, with the continued recovery in U.S. housing starts, stable Canadian demand and strong exports to China and Japan helping to boost the average benchmark price, which rose by 19% over 2012 levels. Lumber pricing showed significant volatility through the year, climbing to a high of $408/mfbm late in the first quarter before falling sharply to a low of $295/mfbm in the second, then improving gradually through the third and fourth quarters to end the year at $372/mfbm. While the peaks and valleys were particularly steep in 2013, pricing generally moved in line with normal, seasonal building cycles and market expectations.

We continued to see strong operating performance at all three of our sawmills through 2013. In its second full year of operation, the Fox Creek mill made further gains in productivity, contributing to total sawmill production (including rough and dressed lumber) of 530.3 mmfbm, up from 515.1 mmfbm in 2012. Shipments increased to 524.2 mmfbm for the year, a new Company record.

On the stronger average pricing and higher shipment volumes, the lumber segment recorded revenue of $191.6 million for the period, an increase of 24% over 2012. Our per-unit sales net realizations tracked the direction of benchmark pricing but were less volatile, demonstrating the benefit of our sales into specialty-product and direct-to-end-use markets, which help to insulate a portion of our sales from market fluctuations. As a result of the stronger market pricing, softwood lumber export taxes were applied in only the months of August, September and October, in contrast to 2012, in which export taxes affected our net sales realizations in all months.

At $153.4 million, segment cost of products sold rose $11.0 million, or 7%, from 2012. This increase was the result of both higher production levels and higher fiber costs, which in turn reflected rising fuel prices and longer hauling distances associated with both our normal harvest-area rotation and Alberta’s mountain pine beetle management strategy.

As lumber prices began their sharp rise in late 2012, we took the opportunity to enter into commodity derivative contracts as a hedge against expected price declines in early 2013. These lumber hedges provided a benefit of just over $3 million in realized gains in 2013, recorded in other realized income. The large year-to-year shift in other unrealized income primarily reflected the gains in 2013 on commodity derivative contracts, compared against the losses incurred in 2012. We recognize the strategic value of defensive hedging on major inputs and, when appropriate, on product sales; however, our hedging activities are limited to our capacity for physical consumption or production of goods and are not entered into for speculative purposes.

The lumber segment posted Adjusted EBITDA of $42.0 million and operating earnings of $42.4 million in the period, comparing very favorably with the Adjusted EBITDA of $12.8 million and operating loss of $0.6 million recorded in 2012.

The $2.1 million in capital expenditures recorded by the lumber segment in 2013 were restricted to maintenance-of-business spending, contrasting with 2012 expenditures of $4.9 million, which included $2.3 million for completion of the planer-mill component of the Fox Creek reconstruction project. Excluding this amount, maintenance-of-business expenditures were similar, year to year.

Pulp

	Year ended December 31,
	2013	2012

Production - madmt	321.0	321.1
Shipments - madmt	330.7	322.3
Benchmark price - NBSK, US$ per admt	$941	$872
Benchmark price - BEK, US$ per admt	$793	$757

Revenue - millions	$190.9	$178.1
Cost of products sold - millions	159.1	153.7
Other realized (income) expense - millions	(0.9)	1.0
Adjusted EBITDA - millions	$32.7	$23.4
Adjusted EBITDA margin - %	17%	13%

Other unrealized (expense) income - millions	(0.2)	0.8
Depreciation & amortization - millions	(7.1)	(7.0)
Operating earnings - millions	$25.4	$17.2

Capital expenditures - millions	$6.7	$6.5

The general pulp market got off to a weak start in 2013 as it adjusted to previous capacity additions, but pricing strengthened through the year. BCTMP prices generally tracked the benchmark BEK, though that relationship varied from region to region, with the strongest markets for our sector seen in China, where higher paperboard production brought increased demand for BCTMP.

Our pulp segment had a strong year operationally, with the Whitecourt pulp mill producing 321.0 thousand admt, nearly reaching the record output recorded in 2011. At 330.7 thousand admt, shipments exceeded production, with the resulting inventory reduction reflecting, in part, our focus on increasing sales to the Asian market, where differing logistical requirements than those for Europe reduce our need for local market inventory. With shipments up and per-unit sales net realizations rising consistently with average BEK pricing, pulp segment revenue increased 7.2% year over year, to $190.9 million.

Segment cost of products sold rose by $5.4 million from 2012, largely due to the higher sales volumes, and per-unit operating costs rose 3% in the period, reflecting increased fiber costs.

Other realized income of $0.9 million for the period reflected foreign-exchange gains on working capital balances, and contrasted with an expense of $1.0 million in 2012.

In 2013, our PPA contributed $20.5 million in power-cost-savings benefit to the pulp segment, a significant increase over the PPA contribution of $11.1 million in 2012, reflecting the higher Alberta power demand levels and power-pool pricing in 2013.

The result of all factors was segment Adjusted EBITDA of $32.7 million, which compared favorably to the $23.4 million achieved in 2012. After recording an unrealized expense of $0.2 million related to losses on forward exchange contracts, and depreciation and amortization of $7.1 million, the segment recorded operating earnings of $25.4 million in 2013, up from $17.2 million in the previous year.

Capital expenditures of $6.7 million were consistent with the $6.5 million recorded in 2012; these figures included $2.1 million and $1.9 million, respectively, for maintenance-of-business activities, with the balance in both years attributed to the mill’s bioenergy project.

Corporate and other

	Year ended December 31,
	2013	2012
	(in millions)

Revenue	$0.4	$0.4
General & administration	19.1	13.9
Other realized income	(0.2)	-
Adjusted EBITDA	$(18.5)	$(13.5)
Depreciation & amortization	(0.2)	(0.1)
Operating loss	$(18.7)	$(13.6)

Capital expenditures	$1.0	$0.3

Revenue for the corporate and other segment was generated primarily from fees billed to our parent company for administrative services. Corporate revenue was unchanged, year to year, at $0.4 million.

The corporate and other segment recorded negative Adjusted EBITDA of $18.5 million in 2013, compared to the $13.5 million loss posted in 2012. This change was due mainly to a provision for the distribution of $3.2 million under our profit-sharing program for 2013; no such provision was made the previous year. In addition, the increase reflected a year-to-year rise in wages and benefits, as well as higher-than-normal professional and consulting fees associated with items such as management services, management development programs and software reviews.

Segment capital expenditures of $1.0 million included the purchase of property in Whitecourt required for temporary accommodation of new employees.

Year ended December 31, 2012, compared to year ended December 31, 2011

The following table sets out our operating and financial results for the periods indicated.

	Year ended December 31,
	2012	2011
	(in millions)

Statements of earnings data:
Revenue	$332.4	$284.6
Cost of products sold	241.0	207.0
Freight and other distribution costs	53.2	48.6
Depreciation and amortization	13.6	11.4
General and administration	13.8	15.5
Other expense (income)	7.7	(25.9)
Operating earnings	$3.1	$27.6
Foreign exchange gain (loss) on borrowings	4.6	(5.5)
Finance expenses	(20.4)	(20.9)
Net (loss) income before income taxes	$(12.7)	$1.2
Income taxes (recovery) expense	(4.4)	1.4
Net (loss) income for the year	$(8.3)	$(0.2)
Actuarial (losses) gains, net of tax	(0.3)	(0.2)
Comprehensive (loss) income for the year	$(8.6)	$(0.4)

Adjusted EBITDA data:
Net (loss) income for the year	$(8.3)	$(0.2)
Add/(subtract)
Income taxes (recovery) expense	(4.4)	1.4
Foreign exchange (gain) loss on borrowings	(4.6)	5.5
Finance expenses	20.4	20.9
Operating earnings	$3.1	$27.6
Depreciation & amortization	13.6	11.4
Other unrealized expense	6.0	-
Adjusted EBITDA, as reported	$22.7	$39.0

Other data:
Average exchange rate (US$ per C$1.00) (1)	1.000	1.011
Period end exchange rate (US$ per C$1.00)	1.005	0.983

(1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Our results reflected the small benefit of a weakening Canadian dollar, which declined 1.1% in value relative to the U.S. dollar year-over-year, helping to boost revenue by a little less than 1%, given that 64% of revenues were denominated in U.S. dollars. The revenue improvement would normally have been mitigated by the offsetting exchange-rate impact of U.S.-dollar-denominated working capital and long-term debt; however, the period-end exchange rate moved in favor of the Canadian dollar, resulting in an exchange gain.

At $332.4 million, our 2012 revenue was up nearly $48 million, or 17%, compared to 2011. Stronger lumber shipments and pricing accounted for the entire increase, as higher pulp shipments were undermined by weaker sales realizations.

Our cost of products sold rose $34.0 million, or just over 16%, year over year, primarily due to additional lumber production at the new Fox Creek facility and, also, to rising fiber costs associated with longer log-haul distances and higher fuel costs. Freight and other distribution costs were $4.6 million, just over 9% higher in comparison to the comparable period, on increased shipments for both segments. Depreciation and amortization rose $2.2 million, or about 20%, over 2011 as a result of the completion and start-up of the Fox Creek facility. General and administration decreased to $1.7 million, or 11%, returning costs to more normalized levels after the 2011 spike attributed to expenditures associated with professional and consulting fees, as well as benefit-plan adjustments.

We did not make any provision for profit sharing in the period.

Other expenses were $7.7 million in 2012 and included $6.9 million in unrealized losses on commodity derivative contracts at year-end, a significant change from the $25.9 million in other income recorded in 2011, which had reflected gains on commodity derivative contracts and the final settlement of the Fox Creek insurance claim.

Operating earnings for 2012 were $3.1 million, down significantly from the $27.6 million recorded for the previous year, which, again, had reflected significant contributions from commodity hedging and the insurance settlement.

We realized a $4.6 million foreign-exchange gain on our U.S.-dollar-denominated debt due the strengthening of the Canadian dollar at the end of the period.

Finance expenses in 2012 were $4.1 million higher than the previous year, with the difference due in large part to the capitalization of $3.6 million in interest expense associated with the Fox Creek reconstruction in 2011. The difference also reflected our refinancing in the second quarter of 2011 and the higher coupon rate on the newly issued Senior Notes compared to our previous Notes, and to minor impacts, related to changing exchange rates, on U.S.-dollar-denominated interest.

During the period, we acquired a 100% interest in a related company, Chickadee Creek Energy Inc. (CCEI), which was immediately wound up and dissolved. Prior to the acquisition, CCEI was a wholly owned subsidiary of our parent Industries. Immediately prior to the acquisition, CCEI had no active operations but retained rights to a $3.4 million government grant that had been obtained to facilitate the development of a previously considered biomass energy project. Prior to the dissolution of CCEI, the $3.4 million government grant and other assets worth $0.1 million were assigned to us. We assumed CCEI’s liabilities in the amount of $0.5 million. We and Industries received approval from the appropriate government authority to apply the former CCEI grant toward our current bioenergy project at the Whitecourt pulp mill.

We realized a loss before taxes of $12.7 million, which compared unfavorably to income before taxes of $1.2 million in 2011. The year’s results were subject to income tax at a statutory rate of 32%, compared to a rate of 33.5% in 2011. The effective tax rate for the year varied from the statutory rate because of the manufacturing and processing deduction, the non-taxable portion of the unrealized exchange loss on debt, the non-taxable portion of capital gains and the effect of future income-tax rate reductions. Tax credits related to Scientific Research and Experimental Development (“SR&ED”) claims contributed $0.2 million to the income tax recovery, compared to $0.4 million in 2011.

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

Our lumber segment continued to see excellent operating performance through 2012 at our Whitecourt and Boyle operations and at the newly constructed Fox Creek sawmill. Combined production for the three facilities was 459.8 million foot board measure (mmfbm), up 95.5 mmfbm, or 26%, from the 364.3 mmfbm achieved in 2011. This increase was largely the result of the 120 mmfbm in additional capacity from the Fox Creek sawmill, but was offset in part by unscheduled downtime in the third quarter due to log delivery challenges and scheduled downtime in the fourth quarter related to the Christmas vacation period. Shipments for the segment surged by 109.3 mmfbm, or 26.6%, to 519.9 mmfbm, as inventories were reduced by roughly 10%; the value of inventories, however, increased with the reversal of previous valuation write-downs.

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

Pulp

	Year ended December 31,
	2012	2011

Production-madmt	321.1	321.2
Shipments -madmt	322.3	311.0
Benchmark price -NBSK, US$ per admt	$872	$977
Benchmark price -BEK, US$ per admt	$757	$788

Revenue - millions	$178.1	$179.4
Cost of products sold - millions	153.7	146.9
Inventory valuation adjustments - millions	-	(0.6)
Other realized expense (income) - millions	1.0	(2.4)
Adjusted EBITDA - millions	$23.4	$35.3
Adjusted EBITDA margin - %	13%	20%

Other unrealized income (expense) - millions	0.8	(2.2)
Depreciation & amortization - millions	(6.9)	(7.0)
Operating earnings - millions	$17.3	$26.1

Capital expenditures - millions	$6.5	$1.8

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

After accounting for other unrealized income of $0.8 million relating to foreign-exchange balances at the year-end and $6.9 million in depreciation and amortization, the segment realized operating earnings of $17.3 million in 2012, a reduction from the $26.1 million recorded in 2011.

Capital expenditures of $6.5 million in 2012 included $4.6 million related to our bioenergy project, construction of which began in the third quarter, and $1.9 million for maintenance-of-business and smaller, high-return projects, which was consistent with the $1.8 million spent in 2011.

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

The corporate and other segment recorded negative Adjusted EBITDA of $13.5 million as compared to negative $8.0 million posted in 2011. The $5.5 million year over year difference is largely related to our receipt of $7.6 million in final settlement of the Fox creek insurance claim. Without this settlement, the segment’s Adjusted EBITDA in 2011 would have compared unfavorably to 2012, due to the previous period’s provision for profit sharing, higher-than-normal professional and consulting fees and an amendment to the supplementary defined-benefit pension plan.

Results of Operations – Fourth Quarter of 2013

The following table sets out our operating and financial results for the periods indicated.

		Three months ended
	Dec. 31/13	Sep. 30/13	Dec. 31/12
		(in millions)

Statements of earnings data:
Revenue	$91.3	$94.3	$82.9
Cost of products sold	62.3	65.0	60.2
Freight and other distribution costs	13.0	13.1	13.0
Depreciation and amortization	3.5	3.5	3.4
General and administration	5.7	3.6	3.2
Other (income) expenses	(0.9)	1.5	9.0
Operating earnings (loss)	$7.7	$7.6	$(5.9)
Foreign exchange (loss) gain on borrowings	(7.0)	4.5	(2.5)
Finance expenses	(5.2)	(5.0)	(5.1)
Net (loss) income before income taxes	$(4.5)	$7.1	$(13.5)
Income taxes expense (recovery)	0.8	0.6	(2.8)
Net (loss) income	$(5.3)	$6.5	$(10.7)
Actuarial gains (losses), net of tax	0.6	-	(0.3)
Comprehensive (loss) income	$(4.7)	$6.5	$(11.0)

Adjusted EBITDA data:
Net (loss) income	$(5.3)	$6.5	$(10.7)
Add (subtract)
Income taxes (recovery) expense	0.8	0.6	(2.8)
Foreign exchange loss on borrowings	7.0	(4.5)	2.5
Finance expenses	5.2	5.0	5.1
Operating earnings (loss)	$7.7	$7.6	$(5.9)
Depreciation and amortization	3.5	3.5	3.4
Other unrealized (income) expense	(0.2)	3.9	8.5
Adjusted EBITDA	$11.0	$15.0	$6.0

Other data:
Average exchange rate (US$ per C$1.00) (1)	0.953	0.963	1.009
Period end exchange rate (US$ per C$1.00)	0.940	0.971	1.005

(1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

We recorded revenue of $91.3 million for the fourth quarter of 2013, down slightly from the $94.3 million reported in the third quarter of 2013, as lower lumber and pulp shipments more than offset higher net sales realizations for lumber. The quarter’s revenue represented a significant improvement over the $82.9 million posted in the fourth quarter of 2012, however, primarily due to higher pricing and shipments in both segments.

Cost of products sold was down from the previous quarter, reflecting lower shipments, but up from the same period of 2012, due primarily to increased fiber costs. General and administration cost of $5.7 million for the quarter was considerably higher than comparable quarters, largely reflecting a profit-sharing provision, increased wages and benefits and higher-than-normal professional and consulting fees.

We recorded $0.9 million in other income in the quarter, due mainly to gains in foreign-exchange impacts on working capital, compared to other expense of $1.5 million in the third quarter of 2013 and other expense of $9.0 million in the fourth quarter of 2012.

The result for the quarter was operating earnings of $7.7 million, which was consistent with operating earnings of $7.6 million in the third quarter of 2013 and significantly better than the operating loss of $5.9 million in the fourth quarter of 2012. We recorded a foreign-exchange loss of $7.0 million on the value our U.S.-dollar-denominated debt, as the period-end exchange rate was weaker than that recorded at the end of the third quarter of 2013. The slight increase in finance expenses in the fourth quarter over the comparable quarters also reflected the impact of the weaker Canadian dollar.

After a provision for income tax expense of $0.8 million, we recorded a $5.3 million net loss for the quarter, due primarily to the $7.0 million foreign-exchange loss, as compared to net income of $6.5 million in the third quarter of 2013 and a net loss of $10.7 million in the fourth quarter of 2012.

Adjustments through comprehensive income are actuarial valuation changes that are presented net of income tax provision in accordance with IAS 19R. These adjustments resulted in a comprehensive loss of $4.7 million for the quarter.

Lumber

		Three months ended
	Dec. 31/13	Sep. 30/13	Dec. 31/12

Production (total sawmill) - SPF - mmfbm	129.8	135.5	122.8
Production (dressed lumber) - SPF - mmfbm	116.9	113.7	109.4
Shipments - SPF - mmfbm	121.3	134.5	120.8
Benchmark price - SPF#2&Better - US$ per mfbm	$370	$328	$333

Revenue - millions	$46.1	$45.2	$39.3
Cost of products sold - millions	37.5	38.7	34.2
Other realized (income) expense - millions	(0.2)	(2.9)	1.1
Adjusted EBITDA - millions	$8.8	$9.4	$4.0
Adjusted EBITDA margin - %	19%	21%	10%

Other unrealized expense - millions	-	(4.0)	(8.0)
Depreciation and amortization - millions	(1.6)	(1.7)	(1.7)
Operating earnings (loss) - millions	$7.2	$3.7	$(5.7)

Capital expenditures - millions	$0.3	$0.7	$1.0

Our lumber segment continued to benefit from stronger market conditions in the U.S., as well as increased lumber exports to China, with the benchmark price rising 13% quarter-to-quarter, to an average of US$370/mfbm, and per-unit net sales realizations improving similarly. Shipments fell compared to the third quarter, due largely to railcar and truck shortages and to the normal, seasonal reduction in sales activity toward year-end, but were consistent with the same period in 2012. Reflecting the higher pricing year-over-year, softwood lumber export tax was applied only in the month of October, whereas export taxes were applied in all three months of the 2012 fourth quarter.

Production of 129.8 mmfbm was lower than third-quarter output of 135.5 mmfbm, reflecting a reduced number of operating days due to the holiday season, but was higher than in the same quarter last year, due to increased production from the Fox Creek mill.

Revenue was slightly higher in the period compared to the third quarter, as stronger per-unit sales realizations more than offset the drop in shipments resulting from transportation issues. Cost of products sold, though lower overall on reduced production, increased on a per-unit basis, due to the impact of higher energy and fiber costs at all facilities. Increased fiber costs reflected longer log-hauling distances associated with both our normal harvest-area rotation and Alberta’s mountain pine beetle management strategy.

Other realized income of $0.2 million in the quarter represented an exchange gain on working capital associated with the weakening Canadian dollar. This compared to other realized income of $2.9 million in the third quarter of 2013, which largely reflected gains on commodity derivative contracts.

Our lumber segment generated $8.8 million in Adjusted EBITDA during the fourth quarter, down slightly from the previous period, but a significant improvement from the $4.0 million recorded in the same period last year. The segment had no unrealized expenses in the quarter, in contrast to the unrealized losses of $4.0 million and $8.0 million recorded in the comparable quarters, with the difference primarily reflecting mark-to-market re-valuations of our hedging positions made in those prior periods.

After accounting for the segment’s depreciation and amortization, we recorded operating earnings of $7.2 million, significantly higher than both comparable periods.

Capital expenditures of $0.3 million in the quarter were limited to maintenance-of-business activities.

Pulp

		Three months ended
	Dec. 31/13	Sep. 30/13	Dec. 31/12

Production-madmt	81.1	75.4	83.4
Shipments -madmt	77.0	83.4	81.2
Benchmark price - NBSK, US$ per admt	$983	$947	$863
Benchmark price - BEK, US$ per admt	$772	$785	$772

Revenue - millions	$45.1	$49.0	$43.5
Cost of products sold - millions	37.8	39.3	38.9
Other realized (income) expense - millions	(0.4)	0.7	(0.6)
Adjusted EBITDA - millions	$7.7	$9.0	$5.2
Adjusted EBITDA margin - %	17%	18%	12%

Other unrealized income (expense) - millions	0.2	0.1	(0.5)
Depreciation and amortization - millions	(1.8)	(1.8)	(1.7)
Operating earnings - millions	$6.1	$7.3	$3.0

Capital expenditures - millions	$0.1	$1.1	$0.4

Our pulp segment had a strong quarter, with production up from the third quarter, when the mill conducted its annual maintenance shutdown, and consistent with the high levels achieved in the same period of 2012. Shipments declined in the quarter compared to both prior periods, due primarily to delayed vessel departures resulting from congestion at the Vancouver port.

Benchmark BEK pricing declined slightly from the third quarter but was consistent with the fourth quarter of 2012. Our net sales realizations fared better than benchmark pricing, up 4.5% year-to-year on a weaker Canadian dollar and a higher proportion of sales into China. Demand for both hardwood and softwood BCTMP rose in China, resulting in stronger pricing that contributed to an increase in revenue, year-over-year, despite a drop in shipments. Compared to the third quarter, revenue declined due to the lower shipments caused by transportation issues.

At $37.8 million, cost of products sold was fairly consistent with the comparable quarters, with changes largely reflecting the third quarter’s annual maintenance shutdown costs, as well as provisions of $0.4 million in the fourth quarter of 2013 and $1.8 million in the fourth quarter of 2012, related to the previously noted force majeure claim.

After a modest $0.4 million realized gain on U.S.-dollar-denominated working-capital changes, the segment recorded $7.7 million in Adjusted EBITDA in the fourth quarter of 2013. This was down from the previous quarter’s earnings, due to lower shipments, but up from the fourth quarter of 2012, due to higher sales realizations. Having accounted for unrealized losses, depreciation and amortization, the segment posted operating earnings of $6.1 million in the quarter.

The segment’s capital expenditures of $0.1 million were limited to maintenance-of-business activities, as there was little activity on the bioenergy project during the quarter.

Corporate and other

		Three months ended
	Dec. 31/13	Sep. 30/13	Dec. 31/12
			(in millions)

Revenue	$0.1	$0.1	$0.1
General and administration	5.7	3.6	3.3
Other realized (income) expense	(0.1)	(0.1)	-
Adjusted EBITDA	$(5.5)	$(3.4)	$(3.2)
Depreciation and amortization	(0.1)	-	-
Operating loss	$(5.6)	$(3.4)	$(3.2)

Capital expenditures	$-	$0.8	$-

Our corporate and other segment recorded negative Adjusted EBITDA of $5.5 million for the quarter, with the change from comparable quarters primarily reflecting a year-over-year wage and benefit increase, profit sharing and higher-than-normal professional and consulting fees.

B.          Liquidity and Capital Resources

Liquidity and Capital Resources for 2013 compared to 2012

Summary of Financial Position

	As at December 31,
	2013		2012
	(in millions)

Cash	$47.2		$24.7
Restricted cash	8.0		18.8
Current assets	178.6		159.1
Current liabilities	59.3		70.1
Ratio of current assets to current liabilities	3.0	X	2.3	X
Financial liabilities - borrowings	$237.4		$221.7
Shareholder's equity	78.3		72.6

We ended 2013 with $47.2 million in cash, up significantly from $24.7 million in cash held at the end of 2012. Restricted cash dropped to $8 million in 2013, as the bioenergy project (BEP) progressed and capital expenditures were made with grant funds received in 2012. The change in restricted cash also reflected the fact that, in 2013, we did not have any unrealized losses on futures contracts that required deposits to offset. The restriction on the $8 million at December 31, 2013, was removed in February 2014.

Cash from operations was more than sufficient to meet required investments in working capital, the interest payments on our long-term debt and normal capital expenditures during the year, which included $4.5 million for the BEP. We increased our borrowings for the year by $3.6 million, for financing related to the BEP.

In 2012, we renewed our $50 million revolving credit facility, extending the expiration to July 15, 2015. The facility is subject to a borrowing formula based on our levels of inventory and accounts receivable. On December 31, 2013, this borrowing base was calculated to be $64.9 million, and the facility was undrawn; the amount available at that date was therefore $50.0 million (2012 – $50.0 million), of which $3.7 million (2012 – $3.6 million) was committed to letters of credit.

Selected Cash Flow Items

	Year ended December 31,
	2013	2012
	(in millions)
Selected cash flow items
Operating activities:
Cash provided by operating activities	$55.1	$21.5
Net reforestation	(1.8)	(0.2)
Net change in non-cash working capital items	(12.1)	4.0
	41.2	25.3
Investing activities:
Additions to property plant and equipment	(21.5)	(16.5)
Receipt of government grants	15.3	8.7
Increase in restricted cash	7.0	(6.9)
	0.8	(14.7)
Financing activities:
Increase in borrowings	11.6	4.3
Repayment of borrowings	(9.1)	(1.0)
Finance expenses paid	(20.5)	(20.1)
Dividends	(1.5)	(0.7)
	(19.5)	(17.5)

Increase (decrease) increase in cash	$22.5	$(6.9)

Opening Cash	$24.7	$31.6
Closing Cash	$47.2	$24.7

Cash and cash equivalents	$47.2	$24.7
Restricted cash	8.0	18.8
Total cash	$55.2	$43.5

We generated $41.2 million in cash from operations in 2013, an increase from the $25.3 million provided in 2012, reflecting the stronger markets and increased shipments seen in the fourth quarter. As a result, total cash increased to $55.2 million, despite a year-to-year reduction in restricted cash related to the previously mentioned BEP expenditures.

Working capital used $12.1 million in 2013, contrasting with a positive contribution of $4.0 million in 2012, with the difference attributed to our discontinuation of the sale of letter-of-credit-backed trade receivables at the end of the third quarter and to lower accounts payable reflecting the reduction in restricted cash.

Capital expenditures for 2013 totaled $24.8 million, which included $21.5 million in cash expenditures and $3.3 million in non-cash items recorded as accounts payable, and which was offset by $15.3 million in grant funds used for the BEP. Excluding that amount, we had net capital expenditures of $9.5 million, of which BEP expenditures accounted for $4.5 million, and the $5.0 million balance represented maintenance-of-business activities. In 2012, we recorded capital expenditures of $16.5 million, which was offset by $0.2 million in disposals, plus $3.7 million in non-cash adjustments; excluding an offset for $8.7 in grant funds used for BEP expenditures, we had net capital expenditures of $11.6 million, of which $4.9 million was spent on the BEP and the Fox Creek sawmill project, and $6.1 million was spent on maintenance of business.

Financing activities in 2013 reflected the first-quarter draw of $8.0 million against our revolving credit facility and the receipt of interim BEP financing of $3.6 million. Repayment of borrowings reflects full repayment of the revolving credit facility and payments on the power purchase loans. Borrowings in 2012 were solely related to the interim financing on the BEP, and repayments were limited to the power purchase right loans.

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

Liquidity and Capital Resources for 2012 compared to 2011

Summary of Financial Position

	As at December 31,
	2012		2011
	(in millions)

Cash	$24.7		$31.6
Restricted cash	18.8		-
Current assets	159.1		147.1
Current liabilities	70.1		44.0
Ratio of current assets to current liabilities	2.3	X	3.3	X
Financial liabilities - borrowings	$221.7		$222.6
Shareholder's equity	72.6		81.5

We ended 2012 with $43.5 million in cash, $18.8 million of which was restricted cash, for government grants received for the BEP but not yet expended, as well as for deposits to secure unrealized losses on futures contracts. Cash from operations, including changes in working capital, was sufficient to meet our capital investments and financing activities.

In 2012, we renewed our $50 million revolving credit facility, extending the expiration to July 15, 2015. The facility is subject to a borrowing formula based on accounts receivable and inventories. On December 31, 2012, this borrowing base was calculated to be $53.0 million; therefore, all $50.0 million was available under the facility, with $3.6 million committed to standby letters of credit.

	Year ended December 31,
	2012	2011
	(in millions)
Selected cash flow items
Operating activities:
Cash provided by operating activities	$21.5	$38.3
Net reforestation	(0.2)	(0.7)
Net change in non-cash working capital items	4.0	(4.5)
	25.3	33.1
Investing activities:
Additions to property plant and equipment	(16.5)	(43.3)
Receipt of government grants	8.7	-
Proceeds on Fox Creek insurance claim	-	7.6
Increase in restricted cash	(6.9)	-
Other	-	3.5
	(14.7)	(32.2)
Financing activities:
Increase in borrowings	4.3	201.3
Repayment of borrowings	(1.0)	(189.8)
Finance expenses paid	(20.1)	(24.3)
Dividends	(0.7)	(1.5)
	(17.5)	(14.4)

Increase (decrease) increase in cash	$(6.9)	$(13.5)

Opening Cash	$31.6	$45.1
Closing Cash	$24.7	$31.6

Cash and cash equivalents	$24.7	$31.6
Restricted cash	18.8	0.0
Total cash	$43.5	$31.6

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

Investing activities were $14.7 million in 2012, which included $2.3 million for the completion of the Fox Creek planer upgrade and $4.6 million for the BEP. The remaining balance of $4.8 million addressed our requirements for maintenance-of-business expenditures for the year. Comparatively, the $43.3 million in capital investments made in 2011, net of $4.3 million in non-cash working capital, was primarily attributable to a $43.2 million expenditure related to the rebuilding of the Fox Creek sawmill and associated site enhancements, and included $3.6 million in capitalized interest and $1.4 million in capitalized commissioning costs. The remaining $4.4 million in capital expenditures for 2011 was for maintenance-of-business capital and certain small, but high-return, projects.

Financing activities for the year consisted of $20.1 million related to the servicing of our long-term debt, $0.9 million in principal payments for our power-purchase loans and a first-quarter dividend payment of $0.8 million. This was lower than the previous year’s expenses paid, which included financing activities connected to the redemption of our US$190 million in 7.75% Senior Notes due 2013 and the issuance of US$210 million in 8.50% Senior Notes due 2021.

C.          Research and Development

We did not conduct significant research and development activities in 2013.

D.          Trend Information

The North American lumber market, while volatile, experienced significant improvement through most of 2013, as continued recovery in the U.S. housing market, solid Asian demand and a moderate supply response combined to strengthen pricing. Rising prices resulted in a reduction in export charges imposed under the Softwood Lumber Agreement in 2013, with only one month seeing charges at 10% and two months at 5%. Given pricing trends, SLA export charges are not expected to have a significant impact on revenues in 2014.

The beginning of 2013 marked the first phase of what some analysts believe will be a sustained period of price improvement for lumber. This outlook is based, in part, on expectations of increased demand from the U.S., as the American housing market recovers and the renovation and remodeling market maintains a steady pace, as well as on continued demand from China. It is also supported on the supply side, given that lumber capacity increases are expected to be constrained by the effects of the mountain pine beetle infestation on available merchantable timber in British Columbia. Though we generally agree with this outlook and expect these demand and supply trends to continue through 2014 and into 2015, our forecast is tempered by regional variations in the U.S. housing recovery, the lack of predictability in Chinese buying patterns, and the unsteady nature of current global economic conditions.

In recent years, the strength of general pulp markets has been undermined by the weakness of the global economy, which reduced paper consumption, and by the start-up of new pulp capacity, which further upset the supply/demand balance. Market pulp production volumes have increased over the past five years, including during the period of economic upheaval starting in 2008, in which demand for paper, and therefore pulp, declined significantly. This capacity growth reflected investment decisions made prior to the onset of the credit crisis and ensuing recession. Demand improved in 2010, and through 2011 and 2012; however, new hardwood kraft mill production in South America entered the market in mid-2012, reaching full mill-design capacity volumes by early 2013. Though this new production challenged pricing, its impact was partially offset by rising demand, reflecting a strengthening global economy. Softwood kraft supply also increased in 2013, with the startup of new capacity in Russia. Hardwood BCTMP market pulp supply was relatively static during 2013, although the shutdown of a Canadian mill contributed to a tightened supply/demand balance by mid-year. Softwood BCTMP markets remained weak through most of 2013, reflecting the impact of new capacity in New Zealand.

The pricing outlook for all pulps in the year ahead is expected to be relatively stable in the first half of 2014, but it is likely that weaker pricing will be seen later in the year, as new hardwood kraft capacity, primarily from South America, comes into the market, eventually affecting prices for all grades. To the extent our BCTMP output is used in the printing and writing or tissue and towel sectors, we would expect to see our associated pricing follow the general downward trend. The current strength of the containerboard market in China, and to a lesser extent in India, is creating a distinct pricing trend for market BCTMP, in both hardwood and softwood grades; however, even with strong demand and limited new capacity, it is expected that pricing for BCTMP grades used in board products will be negatively affected by the oversupply of hardwood kraft in the last half of the year.

Operationally, we expect our facilities to continue to run at operating rates similar to those achieved in 2013. In 2014, the lumber segment is expected to produce approximately 530 million board feet of sawmill production, and the pulp segment should again produce and sell approximately 320,000 tonnes.

We expect to continue seeing upward pressure on our costs, with the major factors in the foreseeable future being increased stumpage fees associated with higher lumber pricing, and rising consumer costs for power transmission related to infrastructure expansion. The labor market is also expected to be a significant challenge in the future, as our sector faces strong workforce competition in Alberta from the oil and gas sector, especially for trades positions.

E.          Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements, apart from $3.7 million committed for standby letters of credit under our revolving credit facility.

F.          Tabular Disclosure of Contractual Obligations

The table below summarizes the Company’s contractual obligations (1) as at December 31, 2013.

	Payments due by period
	(in millions)
					More
			1-2	3-5	than
	Total	1 year	years	years	5 years

Long-term debt	$243.8	$2.8	$3.0	$9.8	$228.2
Fixed-rate interest (2)	$136.2	$19.6	$19.3	$56.5	$40.8
Power purchase rights (3)	$165.5	$19.4	$21.9	$71.7	$52.5

Total	$545.5	$41.8	$44.2	$138.0	$321.5

(1)

Contractual obligations are agreements related to debt, leases and enforceable agreements to purchase goods or services on specified terms but do not include reforestation obligations, accounts payable in the ordinary course of business or contingent amounts payable.

(2)	Based on annual interest of US$17.9 million converted at a rate of US$1.00/C$1.00.
(3)	Does not include anticipated revenues from the sale of power supplied under the power purchase rights.

G.          Safe Harbor

See “Special Note Regarding Forward-Looking Statements”.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Officers

The following table sets forth certain information with respect to our directors and executive officers.

		Years of
		Industry
Name	Age	Experience	Position
James B. Millar	73	51	Co-Chairman and Director
H. MacKenzie Millar	67	44	Co-Chairman and Director
J. Craig Armstrong	62	40	President, Chief Executive Officer and Director
Carol Cotton, CA	56	26	Senior Vice- President
Ronald J. Reis, PEng	60	39	Senior Vice- President, Pulp
Stefan Demharter	52	31	Vice-President, Wood Products
Brian McConkey	49	25	Vice-President, Human Resources
Robert J. Turner, QC (2)	67		Secretary, General Counsel and Director
W. Kenneth Davidson (3)	63		Director
William D. Grace, FCA (1)(2)(3)	78		Director
Donald R. Ching (1)(3)	72		Director
Douglas G. Hall (1)(2)(3)	64		Director

(1)	Member of Audit Committee
(2)	Member of Executive Compensation Committee
(3)	Member of Independent Directors Committee

James B. Millar has served as our Co-Chairman of the Board and Director since July 2010, and had previously served as Chairman of the Board and a Director since September 1997. Mr. Millar joined the family business on a full-time basis in 1963, working in the construction and forest products divisions of our parent, Industries. Mr. Millar is a past president of the Alberta Roadbuilders Association and served on the board of trustees of the University of Alberta Hospitals Foundation. Mr. Millar has a B.Sc. in Civil Engineering from the University of Alberta. Mr. Millar is the brother of H. MacKenzie Millar.

H. MacKenzie Millar has served as our Co-Chairman of the Board and Director since July 2010, and had previously served as President and Chief Executive Officer and a Director since September 1997. Mr. Millar joined the family business on a full-time basis in 1970. Mr. Millar is a past president of the Alberta Forest Products Association and has served on the boards of Forintek Canada, Canadian Wood Council, Alberta Research Council and the Forest Sector Advisory Council to the Government of Canada. In 2010, Mr. Millar was awarded a lifetime honorary membership in the Alberta Forest Products Association. Mr. Millar has Bachelor of Arts and Bachelor of Commerce degrees from the University of Alberta and has served on the Business Advisory Council to the Faculty of Business of the University of Alberta. Mr. Millar is the brother of James B. Millar.

J. Craig Armstrong has served as President, Chief Executive Officer and Director since July 2010. Mr. Armstrong had previously served as Executive Vice-President since July 1998. Prior to this, Mr. Armstrong had served as our Senior Vice-President, Marketing, since September 1997. Mr. Armstrong joined Industries in 1987 as Director of Sales and Marketing and was appointed that company’s Senior Vice-President, Marketing, in 1994. Prior to 1987, Mr. Armstrong spent 13years with other forest products companies. Mr. Armstrong has a Bachelor of Commerce degree from the University of Saskatchewan.

Carol Cotton, CA, was appointed Senior Vice-President in April 2002. Prior to this, Ms. Cotton had served as our Senior Vice-President and Chief Financial Officer since September 1997. Ms. Cotton joined Industries in 1988 as Vice-President, Finance, and was appointed Senior Vice-President and Chief Financial Officer in 1996. Ms. Cotton has been a member of the Institute of Chartered Accountants of Alberta since 1982 and, prior to 1988, she was a manager with Coopers & Lybrand, chartered accountants. Ms. Cotton has a Bachelor of Commerce degree from the University of Alberta.

Ronald J. Reis, PEng, has served as Senior Vice-President, Pulp, since 2006. Prior to this, Mr. Reis had served as our Vice-President, Engineering and Technology, since September 1997. Mr. Reis joined Industries in 1987 as Corporate Technical Director and was appointed Vice President, Engineering and Technology in 1992. Prior to 1987, Mr. Reis spent 12 years with another forest products company. Mr. Reis has a Chemical Engineering degree from Lakehead University.

Stefan Demharter has served as Vice-President, Wood Products since July 2012. Prior to this, Mr. Demharter had served as General Manager, Wood Products, since September 2004. Mr. Demharter joined Millar Western in 2001 as Sawmill Manager and previously held positions with another forest products company.

Brian McConkey has served as Vice-President, Human Resources, since July 2012. Prior to this, Mr. McConkey had served as Director Human Resources since June 2001. Mr. McConkey joined Millar Western in 1999 as Manager, Human Resources, and was previously employed by another forest products company. He has a Bachelor of Arts degree and a diploma in Human Resource Management.

Robert J. Turner, QC, has served as our Secretary, General Counsel and a Director since September 1997. Mr. Turner is Vice-Chair and Consultant of Dentons Canada LLP, a law firm. Mr. Turner has a Bachelor of Commerce from the University of Calgary and a Bachelor of Laws from the University of Alberta.

W. Kenneth Davidson, MBA, was appointed a Director in September 1997. Mr. Davidson is an independent consultant, and was previously Co-Chief Executive Officer of Gordon Capital Corporation, from 1996 to 2001. Before that, he spent 20 years with the Canadian Imperial Bank of Commerce, serving as Executive Vice-President, Risk Management, for the last five years of his term. Mr. Davidson holds Bachelor of Science degrees in Mathematics and Business, both from Concordia University, and a Masters in Business Administration from McMaster University. Mr. Davidson also serves as a director of Vermillion Energy Inc.

William D. Grace, FCA, was appointed a Director in September 1997. During his business career, Mr. Grace served as managing partner of the PricewaterhouseCoopers consulting group and as Chief Financial Officer with several Alberta corporations. Mr. Grace also serves as a director of Melcor Developments Ltd. Mr. Grace has previously served on numerous other boards of both private and public companies, including Stantec Inc. and The Forzani Group Ltd.

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

Douglas G. Hall was appointed a Director in March 1999. Mr. Hall, a corporate director, was a Managing Director of RBC Dominion Securities for 25 years. Mr. Hall has an M.B.A. from the University of Western Ontario and a B.A. from Queen’s University and is also a Chartered Financial Analyst. Mr. Hall also serves as a director of Pattern Energy Group, NexC Partners, Purpose Investments and Southwest Properties.

Certain of our directors and officers are also directors and officers of Industries and are therefore in positions involving possible conflicts of interest. Specifically, James B. Millar, Co-Chairman and a Director, is also Chairman, Chief Executive Officer and a Director of Industries; H. MacKenzie Millar, Co-Chairman and a Director, is also the President and a Director of Industries; Carol Cotton, Senior Vice-President, is also Senior Vice-President and Chief Financial Officer of Industries, and Robert J. Turner, Secretary, General Counsel and a Director, is also Secretary and General Counsel of Industries. Our directors and officers are subject to fiduciary obligations to act in our best interests. Individuals who are directors and officers of both Millar Western and Industries have agreed with us that they will dedicate a substantial majority of their time to us in order to perform their duties as our directors and officers.

B.          Compensation

Executive officers are appointed annually and serve at the discretion of the Board of Directors. The aggregate amount of compensation we paid to all directors, officers and key employees as a group, for services in all capacities in 2013, was $5.3 million.

Our policy provides that each non-employee director is entitled to receive an annual fee of $18,000 and a fee of $1,500 for each board or committee meeting attended. The chair of the Audit Committee of the Board of Directors is entitled to an additional $7,000 per annum, and the chair of each other committee is entitled to an additional fee of $3,500 per annum. The total compensation paid to non-employee directors for the year ended December 31, 2013, was $0.1 million.

We do not have a stock incentive plan and have never granted stock appreciation rights to any of our directors, officers or employees. We maintain a defined contribution pension plan for all of our employees. The aggregate amount that we contributed to the pension plan on behalf of the employees in 2013 was $3.5 million, of which $0.1 million represented contributions on behalf of our officers. All of our employees are entitled to participate on a voluntary basis in a retirement savings plan, or RSP, under which we match each employee’s RSP contribution up to a fixed amount. The aggregate amount of matching RSP contributions paid by us in 2013 was $0.9 million, of which less than $10,000 represented matching contributions on behalf of our officers.

On January 1, 2000, we established a supplementary defined benefit pension plan for our executives and certain key employees. Under this plan, participants will be entitled to a target level of retirement benefits in combination with the Canada Pension Plan and our other Registered Pension Plans. The aggregate amount that we contributed to the supplementary pension plan on behalf of the participants was $1.0 million in 2013.

Employee Profit Sharing Plan

All full-time employees participate in a profit sharing plan that distributes to employees on an annual basis a percentage of earnings before income taxes and unusual items, such as unrealized exchange gains or losses on debt. The percentage of such earnings set aside for distribution under the employee profit sharing plan is reviewed annually. For the years ended December 31, 2013, 2012, 2011, 2010 and 2009, the amount of such earnings set aside for distribution was $3.2 million, nil, $0.4 million, $1.1 million and nil, respectively.

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

D.          Employees

As of December 31, 2013, we had 628 full-time employees, all of whom were non-unionized.

Location	Employees (1)
Corporate office (Edmonton)	51
Whitecourt pulp mill	112
Whitecourt sawmill	260
Boyle sawmill	88
Fox Creek sawmill	77
Woodlands (Whitecourt, Fox Creek, Boyle)	40
Total	628

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

Services Provided by Directors

Robert J. Turner, Secretary, General Counsel and a Director of Millar Western, is a consultant at the law firm of Dentons LLP (formerly Fraser Milner Casgrain LLP), which received fees of $226,000, $210,000 and $276,000 for general corporate legal advice provided to us in 2013, 2012 and 2011, respectively. Such compensation did not exceed 5% of the revenues of Dentons during 2013, 2012 or 2011.

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

b.	a contract or transaction relating primarily to that director’s remuneration as a director, officer, employee or agent of the Company or an affiliate,

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

E.          Taxation

Not applicable.

F.          Dividends and Paying Agents

Not applicable.

G.          Statements by Experts

Not applicable.

H.          Documents on Display

The Company’s registration statement on Form F-4, its annual and periodic reports and all other filings made with the U.S. Securities and Exchange Commission may be inspected and copied at the Commission’s public reference facilities in Room 5080, 100F Street, N.E., Washington, D.C., 20549, and at the regional offices of the Commission. The Commission may be reached at 1-800-SEC-0330 for further information on the public reference rooms. These Commission filings are also available to the public from commercial document retrieval services. Reports furnished by the Company with the Commission since November 26, 2002, are also maintained electronically on the Commission’s website, www.sec.gov.

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

	Changes in realized	Estimated impact on
	price (1)	operating earnings (2)
(millions)

Pulp (3)	US$50/admt	$ 16.0
Lumber (4)	US$50/mfbm	$ 26.0

(1)	Assumed exchange rate of US$1.00 = C$1.00.
(2)	Before impact of profit sharing plan.
(3)	Based on annual shipments of 320 madmt.
(4)	Based on annual shipments of 520 mmfbm.

B.          Foreign Exchange

We sell the majority of our products (66% of 2013 revenue, 67% of 2012 revenue and 71% of 2011 revenue) in U.S. dollars. Consequently, the value of the Canadian dollar versus the U.S. dollar has a major impact on our revenue and profitability. The value of the Canadian dollar was US$0.9402 at December 31, 2013, compared to US$1.0051 at December 31, 2012, and US$0.9833 at December 31, 2011.

The impact on earnings of fluctuations in currency rates is partially offset by the corresponding fluctuations in our debt-service payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, we periodically enter into foreign-exchange forward contracts. We do not use any instruments to manage our exposure to changes in foreign-currency rates with respect to the principal value of our U.S.-dollar-denominated debt. We do not hold or issue foreign-currency financial instruments for trading purposes. Based on sales revenue for the year ended December 31, 2013, the effect of a US$0.01 change in the value of the Canadian dollar over the course of the year would affect operating earnings by approximately $2.4 million.

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

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report, have concluded that, as at such date, our disclosure controls and procedures were effective in timely alerting them to material information relating to us required to be disclosed in our reports filed or submitted under the Exchange Act. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures within our company to disclose all material information otherwise required to be set forth in our periodic reports.

Management’s Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013, based on the criteria set forth in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

Attestation Report of the Registered Public Accounting Firm. This annual report does not include a report of our registered public accounting firm regarding our internal control over financial reporting due to our not being an “accelerated filer” or a “large accelerated filer”, as such terms are defined in Rule 12b-2 under the Exchange Act.

Changes in Internal Control Over Financial Reporting. There was no change in our internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16

A.          AUDIT COMMITTEE FINANCIAL EXPERT

William D. Grace is an audit committee financial expert and is independent (as defined under the rules and regulations of the New York Stock Exchange).

The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Company’s Audit Committee and Board of Directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors.

B.          CODE OF ETHICS

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and persons fulfilling similar functions. The code of ethics is filed as an exhibit to this annual report for the year ended December 31, 2013. A copy of the code of ethics will be provided to any person without charge upon such person’s request in writing at the address set forth on the cover of this annual report.

C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

We paid the following fees to PricewaterhouseCoopers LLP in each of the years ended December 31, 2013, 2012 and 2011, for professional services:

	2013	2012	2011
		(in thousands)
Audit Fees (1)	253.0	279.2	224.1
Audit-Related Fees	-	-	-
Tax Fees (2)	18.7	25.1	24.0
All Other Fees (3)	123.0	28.0	189.1
	394.7	332.3	437.2

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

D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

F.          CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

G.          CORPORATE GOVERNANCE

Not Applicable.

H.          MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17: FINANCIAL STATEMENTS

The Auditor’s Report and Financial Statements for the Company are attached hereto as itemized under Item 19(a) and are incorporated herein by reference. Such Financial Statements have been prepared on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board.

ITEM 18: FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19: EXHIBITS

(a)      Financial Statements

(i) Auditor’s Report.
(ii) Statements of Financial Position as at December 31, 2012 and 2013.

(iii) Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2011, 2012 and 2013.
(iv) Statements of Changes in Equity for the years ended December 31, 2011, 2012 and 2013.
(v) Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013.
(vi) Notes to the Financial Statements.
(vii) Financial Statement Schedules are omitted because they are not applicable, not required or because the required information is included in the Financial Statements filed herein.

(b) Exhibits
--------

Exhibit	Description of Exhibit
Number
1.1*	Certificate, Articles of Incorporation and Articles of Amendment.
1.2*	By-laws.
2.1***	Indenture dated as of April 7, 2011, among the Company, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada as co-trustee.
2.2***	Registration Rights Agreement, dated as of April 7, 2011, among the Company and Goldman, Sachs & Co., HSBC Securities & Co., HSBC Securities (USA) Inc. and KKR Capital Markets LLC.
2.3***	Form of Exchange Note (included in Exhibit 2.1).
2.4***	Credit Facility Letter dated as of December 29, 2006, from HSBC Bank Canada to the Registrant.
2.5***	First Supplemental Credit Facility Letter dated as of September 12, 2007, from HSBC Bank Canada to the Registrant.
2.6***	Second Supplemental Credit Facility Letter dated as of March 26, 2008, from HSBC Bank Canada to the Registrant.
2.7***	Third Supplemental Credit Facility Letter dated as of April 22, 2008, from HSBC Bank Canada to the Registrant.
2.8***	Fourth Supplemental Credit Facility Letter dated as of August 13, 2009, from HSBC Bank Canada to the Registrant.
2.9***	Fifth Supplemental Credit Facility Letter dated as of May 25, 2010, from HSBC Bank Canada to the Registrant.
2.10***	Sixth Supplemental Credit Facility Letter dated as of September 17, 2010, from HSBC Bank Canada to the Registrant.
2.11***	Seventh Supplemental Credit Facility Letter dated as of April 6, 2011, from HSBC Bank Canada to the Registrant.
2.12†	Credit Facility Letter dated as of April 16, 2012, from HSBC Bank Canada to the Registrant.
2.13†	First Supplemental Credit Facility Letter dated as of August 27, 2012, from HSBC Bank Canada to the Registrant.
2.14***	SD Extension Loan Agreement dated as of June 5, 2006, between the Registrant and CP Energy Marketing LP (formerly known as EPCOR Merchant and Capital LP).
2.15***	Tax Loan Agreement dated as of February 22, 2007, between the Registrant and CP Energy Marketing LP (formerly known as EPCOR Merchant and Capital LP).
2.16***

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

11.1****	Code of Ethics.
12.1†	Certification of the Chief Executive Officer, J. Craig Armstrong, required by 17 CFR 240.15d-14(a).
12.2†	Certification of the Senior Vice President, Carol Cotton, required by 17 CFR 240.15d-14(a).
13.1†	Certification of the Chief Executive Officer, J. Craig Armstrong, required by 17 CFR 240.15d-14(b) and 18 U.S.C. Section 1350.
13.2†	Certification of the Senior Vice President, Carol Cotton, required by 17 CFR 240.15d-14(b) and 18 U.S.C. Section 1350.
---------------

*	Incorporated by reference from the Registrant’s Form F-4 filed with the Securities and Exchange Commission (Commission File No. 333-8960).
**	Incorporated by reference from the Registrant’s Form 20-F filed with the Securities and Exchange Commission on June 4, 2002 (Commission File No. 333-08960).
***	Incorporated by reference from the Registrant’s Form F-4 filed with the Securities and Exchange Commission (Commission File No. 333-179957).
****	Incorporated by reference from the Registrant’s Form 20-F filed with the Securities and Exchange Commission on March 5, 2013 (Commission File No. 333-112898).
†	Filed herewith.

SIGNATURE

            The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MILLAR WESTERN FOREST PRODUCTS LTD.

Dated: March 5, 2014	By:	/s/ Carol Cotton
Carol Cotton
Senior Vice-President

Millar Western Forest
Products Ltd.

Financial Statements
December 31, 2013 and 2012

March 4, 2014

Independent Auditor’s Report

To the Shareholder of Millar Western Forest Products Ltd.

We have audited the accompanying financial statements of Millar Western Forest Products Ltd., which comprise the statements of financial position as at December 31, 2013 and 2012 and the statements of operations and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2013, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Auditor’s responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

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

PricewaterhouseCoopers LLP TD Tower, 10088 102 Avenue NW, Suite 1501, Edmonton, Alberta, Canada T5J 3N5 T: +1 780 441 6700, F: +1 780 441 6776

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Millar Western Forest Products Ltd. as at December 31, 2013 and 2012 and its financial performance and its cash flows for each of the three years in the period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants

Edmonton, Alberta

Millar Western Forest Products Ltd.
Statements of Financial Position
As at December 31

	2013	2012
	$	$

Assets

Current assets
Cash and cash equivalents (note 5)	47,219	24,674
Restricted cash (note 5)	7,977	18,824
Accounts and other receivables (note 6)	37,981	26,006
Inventories (note 7)	75,562	77,588
Prepaid expenses	9,868	12,018

	178,607	159,110
Property, plant and equipment (note 8)	175,033	175,295
Intangible assets (note 10)	40,100	44,860
Other assets (note 11)	2,534	2,910

	396,274	382,175

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 13)	52,227	63,960
Financial liabilities – borrowings (note 14)	2,810	1,092
Reforestation obligations (note 15)	4,257	5,070

	59,294	70,122
Financial liabilities – borrowings (note 14)	237,371	221,653
Asset retirement obligations (note 15)	1,217	2,206
Other obligations	103	331
Reforestation obligations (note 15)	8,863	10,163
Deferred income taxes (note 21)	9,429	1,893
Post-employment benefit obligation (note 22)	1,680	3,187

	317,957	309,555

Shareholder’s equity

Share capital (note 16)	65,500	65,500
Retained earnings	12,817	7,120

	78,317	72,620

	396,274	382,175

Approved by the Board of Directors

The accompanying notes are an integral part of these financial statements.

Millar Western Forest Products Ltd.
Statements of Changes in Equity
For the years ended December 31

	Share	Retained	Total
	capital	earnings	equity
	$	$	$

Balance – January 1, 2011	-	84,225	84,225

Net loss for the year	-	(229)	(229)

Actuarial losses	-	(220)	(220)

Adjustment to stated capital (note 16)	61,500	(61,500)	-

Dividends (note 16)	-	(2,250)	(2,250)

Balance – December 31, 2011	61,500	20,026	81,526

Net loss for the year	-	(8,259)	(8,259)

Acquisition of Chickadee Creek Energy Inc. (note 17)	-	(330)	(330)

Actuarial losses	-	(317)	(317)

Adjustment to stated capital (note 16)	4,000	(4,000)	-

Balance – December 31, 2012	65,500	7,120	72,620

Net income for the year	-	6,620	6,620

Actuarial gains	-	577	577

Dividends (note 16)	-	(1,500)	(1,500)

Balance – December 31, 2013	65,500	12,817	78,317

The accompanying notes are an integral part of these financial statements.

Millar Western Forests Product Ltd.
Statements of Operations and Comprehensive Income (Loss)
For the years ended December 31

	2013	2012	2011
	$	$	$

Revenue	382,938	332,401	284,682

Cost of products sold (excluding depreciation and amortization)	259,155	241,039	207,019
Freight and other distribution costs	53,438	53,222	48,563
Depreciation and amortization	13,996	13,641	11,349
General and administration	19,061	13,781	15,929
Other (income) expenses (note 19)	(11,869)	7,650	(25,751)

	333,781	329,333	257,109

Operating earnings	49,157	3,068	27,573

Foreign exchange (loss) gain on borrowings	(14,425)	4,641	(5,518)

Finance expenses (note 20)	(20,892)	(20,425)	(20,847)

Net income (loss) before income taxes	13,840	(12,716)	1,208

Income taxes expense (recovery) (note 21)	7,220	(4,457)	1,437

Net income (loss) for the year	6,620	(8,259)	(229)

Actuarial gains (losses) – (net of tax 2013 – $192; 2012 – $106; 2011 – $74)	577	(317)	(220)

Comprehensive income (loss) for the year	7,197	(8,576)	(449)

The accompanying notes are an integral part of these financial statements.

Millar Western Forest Products Ltd.
Statements of Cash Flows
For the years ended December 31

	2013	2012	2011
	$	$	$

Cash provided by (used in)

Operating activities
Net income (loss) for the year	6,620	(8,259)	(229)
Adjustments for
Finance expenses	20,892	20,425	20,847
Depreciation and amortization	13,996	13,641	11,349
Deferred income tax expense (recovery)	7,344	(4,325)	1,685
Unrealized exchange loss (gain) on borrowings	14,425	(4,641)	12,222
Unrealized (gain) loss on derivative contracts	(6,970)	6,612	(2,594)
Reforestation expense	5,018	7,077	6,549
Loss (gain) on disposal of property, plant and equipment	832	(45)	(436)
Fox Creek insurance claim	-	-	(7,600)
Inventory valuation	-	(1,963)	1,242
Other	(1,954)	120	1,872
Reforestation expenditures	(6,817)	(7,256)	(7,325)

	53,386	21,386	37,582
Net change in non-cash working capital items (note 27)	(12,170)	3,895	(4,499)

	41,216	25,281	33,083

Investing activities
Additions to property, plant and equipment (note 27)	(21,655)	(16,598)	(43,324)
Receipt of government grants (note 9)	15,377	8,655	-
Proceeds on disposal of property, plant and equipment	136	205	1,358
Proceeds on Fox Creek insurance claim	-	-	7,600
Cash collateral on derivative contracts (note 5)	6,952	(6,952)	-
Acquisition of Chickadee Creek Energy Inc. (note 17)	-	36	-
(Increase) decrease in other assets	(4)	(46)	2,186

	806	(14,700)	(32,180)

Financing activities
Increase in borrowings	11,603	4,312	201,348
Repayment of borrowings	(9,092)	(978)	(189,850)
Finance expenses paid	(20,488)	(20,121)	(24,335)
Dividends	(1,500)	(750)	(1,500)

	(19,477)	(17,537)	(14,337)

Increase (decrease) in cash and cash equivalents	22,545	(6,956)	(13,434)

Cash and cash equivalents – beginning of year	24,674	31,630	45,064

Cash and cash equivalents – end of year	47,219	24,674	31,630

The accompanying notes are an integral part of these financial statements.

Millar Western Forest Products Ltd.
Notes to Financial Statement

1		General information

Millar Western Forest Products Ltd. (the Company) is incorporated and located in Canada. The address of the Company’s corporate office is 16640 – 111 Avenue, Edmonton, Alberta, Canada T5M 2S5.

The Company is a subsidiary of Millar Western Industries Ltd. and the ultimate parent is Hualkeith Investments Ltd.

The Company is an integrated forest products company with facilities in Canada producing lumber and pulp. The lumber segment consists of three sawmill operations that produce and market dimension lumber. The pulp segment consists of a pulp operation that manufactures and markets a number of different grades of bleached chemi-thermo-mechanical pulp (BCTMP).

2		Summary of significant accounting policies

Statement of compliance

These audited financial statements and the notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounts Standards Board (IASB).

These financial statements were approved by the Company’s board of directors on March 4, 2014.

The significant accounting policies used in the preparation of these financial statements are as follows:

Basis of measurement

These financial statements have been prepared on the historical cost basis, except for derivative financial instruments which are measured at fair value.

Foreign currency

	i)	Functional and presentation currency

Items included in the financial statements of the Company are measured using the Canadian dollar which is the Company’s functional currency.

The Company has no operations outside of Canada; however, the Company does have a significant exposure to foreign currency exchange rate movements as a result of its long-term debt being denominated in U.S. dollars and its export sales being denominated primarily in U.S. dollars (note 24).

(1)

Millar Western Forest Products Ltd.
Notes to Financial Statement

ii)	Transactions and balances

Foreign currency transactions are translated into Canadian dollars by applying exchange rates in effect at the transaction date. At each reporting period end, monetary assets and liabilities denominated in foreign currencies are converted to Canadian dollars at rates of exchange prevailing on that date. Gains and losses on exchange differences are recognized in the statement of operations and comprehensive income (loss).

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, deposits held with banks and money-market instruments with maturity dates of less than three months from the date they are acquired.

Restricted cash

Restricted cash is cash and cash equivalents received for which external restrictions over the use and/or purpose of the amounts has been imposed.

Financial instruments

i)	Financial assets

The Company classifies its financial assets either at fair value through earnings or as loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Financial assets at fair value through earnings are financial assets held for trading and include derivative instruments for which cash-flow hedging has not been applied. Financial assets at fair value through earnings are carried at fair value, with changes in fair value generally recorded in other income (expense).

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, and include cash and cash equivalents, and accounts and other receivables. Loans and receivables are recognized initially at face amount, except when fair value is materially different, and are subsequently measured at amortized cost using the effective-interest method, less a provision for impairment. A provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due, according to the original terms of the instrument.

The Company may enter into transactions to sell trade receivables to third parties. If the risks and rewards of ownership of the receivables are transferred to the purchaser, the transaction is accounted for as a sale, and the receivables are derecognized. If the risks and rewards of ownership of the receivables are neither transferred nor retained and if control is not retained over the receivables, the transaction is accounted for as a sale.

(2)

Millar Western Forest Products Ltd.
Notes to Financial Statement

ii)	Financial liabilities

Accounts payable and accrued liabilities are non-interest-bearing and are recognized initially at face amount, except when fair value is materially different, and are subsequently measured at amortized cost using the effective-interest method. Borrowings are recognized initially at fair value, net of any directly attributable transaction costs, and are subsequently measured at amortized cost using the effective-interest method.

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

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset carried at amortized cost is impaired. If such evidence exists, the Company recognizes an impairment loss, with the loss being the difference between the amortized cost of the asset and the value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount, either directly or indirectly, through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(3)

Millar Western Forest Products Ltd.
Notes to Financial Statement

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

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition or construction of the asset, including commissioning costs and borrowing costs. Subsequent costs are included in the asset’s carrying value or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is removed when the item is replaced. Repair and maintenance costs are charged to the statement of operations and comprehensive income (loss) during the period in which they are incurred. Depreciation is recognized on a straight-line basis.

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

The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant components and depreciates each component separately. Assets under construction are recognized at cost and not depreciated until the assets are available for use. Residual values and useful lives of the assets are reviewed annually and adjusted if appropriate.

(4)

Millar Western Forest Products Ltd.
Notes to Financial Statement

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying amount of the assets and are included as part of other (income) expenses in the statement of operations and comprehensive income (loss).

Intangible assets

The Company’s intangible assets include timber rights, computer software and power purchase rights. These assets are capitalized and amortized in the statement of operations and comprehensive income (loss), on a straight-line basis over the period of their expected useful lives, as follows:

Timber rights	10 – 60 years
Computer software	5 – 15 years
Power purchase rights	20 years

Assets under construction are recognized at cost and not depreciated until the assets are available for use.

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

Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as finance expenses in the statement of operations and comprehensive income (loss) in the period in which they are incurred.

Employee benefits

i)	Pension obligations

The Company has defined-contribution plans providing pension benefits to most of its employees, and for certain key employees the Company has a supplementary defined-benefit pension plan.

The cost of defined-contribution pension plans is charged to expense as the contributions become payable.

(5)

Millar Western Forest Products Ltd.
Notes to Financial Statement

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

Actuarial gains and losses are recognized in the period in which they occur, in other comprehensive income (OCI), without recycling through earnings in subsequent periods. The costs of past-service benefits are recognized as an expense in the statement of operations and comprehensive income (loss).

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

Forestry legislation in Alberta requires the Company to incur the cost of reforestation of areas of land on which timber is harvested under the terms of its quotas and forest management agreement. Accordingly, the Company records a liability for the costs of reforestation in the period in which the timber is harvested. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and work performed and revisions to reforestation estimates are recognized in the statement of operations and comprehensive income (loss) as they occur.

(6)

Millar Western Forest Products Ltd.
Notes to Financial Statement

Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations and comprehensive income (loss).

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

(7)

Millar Western Forest Products Ltd.
Notes to Financial Statement

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

(8)

Millar Western Forest Products Ltd.
Notes to Financial Statement

Reforestation obligation

The Company is required to reforest the areas of land on which timber is harvested under the terms of its quotas and forest management agreements. Accordingly, the Company records a liability for the estimated costs of reforestation in the period in which the timber is harvested (note 15) with any changes in initial measurement being recognized in the statement of operations and comprehensive income (loss) as they occur. The timing of the reforestation payments is based on the estimated period required to attain free-to-grow status in a given area, which is generally between 12 –15 years. Due to the general, long-term nature of the liability, the most significant areas of uncertainty in estimating the provision are the amount and timing of future costs that will be incurred as, depending on the location and environment of land, the reforestation costs can vary significantly.

4	Changes in accounting policies

The IASB periodically issues new standards and amendments or interpretations to existing standards. The new pronouncements listed below are those that the Company considers relevant to its financial reporting.

We have adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

•

IFRS 13, Fair Value Measurement – In May 2011, IFRS 13 was issued which defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. Prior to the introduction of the standard there was no single source of guidance on fair value measurement. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used to measure fair value and did not result in any measurement adjustments.

•

IAS 1, Presentation of Financial Statements – IAS 1 was amended and requires companies to group items presented within OCI based on whether they may be subsequently reclassified to profit or loss. This amendment to IAS 1 was effective for annual periods beginning on or after July 1, 2012, with full retrospective application. The adoption of IAS 1 did not have any effect on the financial statements.

•

IAS 19, Amendment, Employee Benefits – In June 2011, IAS 19 was amended. The amendment required changes to the recognition and measurement of defined benefit pension expense and termination benefits, the most significant impact being the replacement of interest cost and expected return on plan assets with a net interest amount that is calculated by applying a single discount rate to the net defined liability (asset). The impact of the adoption of the amended standard was not material to the financial statements.

(9)

Millar Western Forest Products Ltd.
Notes to Financial Statement

The following standards have been issued but not yet applied.

•

IFRIC 21, Levies – Released in May 2013, this standard provides guidance on when to recognise a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of IFRIC 21.

•

IFRS 9, Financial Instruments – In November 2009, IFRS 9 was issued and, in October 2010 and November, 2013 further amended. IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive earnings. IFRS 9 was further amended to include guidance on hedge accounting and to allow entities to early adopt the requirement to recognize changes in fair value attributable to a change in an entity’s own credit risk, from financial liabilities designated under the fair value option, in OCI (without having to adopt the remainder of IFRS 9). IFRS 9 was originally deemed to be effective for annual periods beginning on or after January 1, 2015, with earlier application permitted, but in July, 2013 the effective date was determined to be left open pending the finalization of the impairment and classification and measurement requirements. The Company has not assessed the impact of IFRS 9.

5	Cash and cash equivalents and restricted cash

Cash on deposit at Canadian banks earn interest at the bank’s prime rate minus 1.95%. The bank’s prime rate at December 31, 2013, was 3%.

	2013	2012
	$	$
Restricted Cash
Government grant funds	-	11,872
Deposits – US$7.5 million (note 28)	7,977	-
Cash collateral for unrealized derivative contracts	-	6,952

	7,977	18,824

In 2012, the Company received grant funding for the bioenergy effluent project (note 9) that has specific restrictions under the terms of the grant agreements, thereby limiting the Company’s ability to use the funds other than for the project. As various conditions were met, or project payments were made, funds were released or used by the Company to satisfy project costs incurred. As of December 31, 2013, all government grant funds were used towards the project.

(10)

Millar Western Forest Products Ltd.
Notes to Financial Statement

In 2012, the Company had funds on deposit to cover unrealized losses on derivative contracts. Deposits were returned to the Company when the derivative contracts expired or the unrealized loss was reduced. These funds were non-interest bearing.

6	Accounts and other receivables

	2013	2012
	$	$

Trade receivables	31,958	17,364
Allowance for doubtful accounts	-	(43)
Intercompany receivables (note 23)	43	39
Other receivables	5,980	8,646

	37,981	26,006

Current trade and other receivables are unsecured and non-interest bearing. Normal payment terms for the Company are 30 days (see also note 24).

7	Inventories

	2013	2012
	$	$

Logs	24,146	23,757
Pulp	16,917	21,182
Lumber	20,378	18,632
Operating and maintenance supplies	14,121	14,017

	75,562	77,588

There were no write-downs relating to inventories in the years ended December 31, 2013, and 2012.

8	Property, plant and equipment

			Process
	Land	Buildings	equipment	Other	Total
	$	$	$	$	$

Year ended December 31, 2012
At January 1, 2012	2,263	44,438	119,903	6,214	172,818
Additions	-	1,177	8,746	1,577	11,500
Disposals	-	(7)	(94)	(113)	(214)
Depreciation for the year	-	(1,525)	(6,073)	(1,211)	(8,809)

At December 31, 2012	2,263	44,083	122,482	6,467	175,295

(11)

Millar Western Forest Products Ltd.
Notes to Financial Statement

			Process
	Land	Buildings	equipment	Other	Total
	$	$	$	$	$

At December 31, 2012
Cost	2,263	82,386	329,690	17,609	431,948
Accumulated depreciation	-	(38,303)	(207,208)	(11,142)	(256,653)

Net book value	2,263	44,083	122,482	6,467	175,295

Year ended December 31, 2013
At January 1, 2013	2,263	44,083	122,482	6,467	175,295
Additions	200	1,417	6,075	2,152	9,844
Disposals	-	-	(636)	(330)	(966)
Depreciation for the year	-	(1,591)	(6,278)	(1,271)	(9,140)

As at December 31, 2013	2,463	43,909	121,643	7,018	175,033

At December 31, 2013
Cost	2,463	83,803	333,999	18,360	438,625
Accumulated depreciation	-	(39,894)	(212,356)	(11,342)	(263,592)

Net book value	2,463	43,909	121,643	7,018	175,033

Included in the above net book value are assets under construction, and therefore are not being depreciated, in the amount of $10.7 million at December 31, 2013 (2012 – $7.0 million).

In 2013, depreciation of $9.1 million (2012 – $8.8 million) was presented in depreciation and amortization expense on the statement of operations and comprehensive income (loss).

In 2013, borrowing costs of $0.4 million (2012 – nil) were capitalized for the interim financing received exclusively to help fund the construction of the BEP project (note 14).

In 2012, borrowing costs of $0.1 million were capitalized for the Fox Creek sawmill rebuild based on an average annual capitalization rate of 8.2%.

9	Bioenergy effluent project

In 2012, the Company commenced a bioenergy effluent project (BEP) at its BCTMP mill at Whitecourt, Alberta. The project involves construction and integration of three anaerobic hybrid digesters into the BCTMP mill’s existing aerobic effluent treatment system. Construction commenced in the third quarter of 2012, with substantial completion expected by the end of 2014 (note 28).

The project qualified for a total of $27.5 million in government grants, of which $24.0 million had been received by the Company at December 31, 2013. At the end of 2013, all grant funds received had been expended on the project. Additional costs incurred by the Company in the amount of $10.1 million (2012 – $4.6 million) are included in assets under construction within property, plant and equipment (note 8). Of the $10.1 million, the Company had received $7.9 million in interim financing from HSBC (note 14).

(12)

Millar Western Forest Products Ltd.
Notes to Financial Statement

10	Intangible assets

	Timber	Computer	purchase
	rights	software	rights	Total
	$	$	$	$

Year ended December 31, 2012
At January 1, 2012	10,132	288	39,068	49,488
Additions	-	204	-	204
Amortization for the period	(426)	(65)	(4,341)	(4,832)

At December 31, 2012	9,706	427	34,727	44,860

At December 31, 2012
Cost	15,732	9,639	67,783	93,154
Accumulated amortization	(6,026)	(9,212)	(33,056)	(48,294)

Net book value	9,706	427	34,727	44,860

Year ended December 31, 2013
At January 1, 2013	9,706	427	34,727	44,860
Additions	78	19	-	97
Disposals	-	(2)	-	(2)
Amortization for the period	(425)	(89)	(4,341)	(4,855)

Closing net book value	9,359	355	30,386	40,100

At December 31, 2013
Cost	15,810	9,634	67,783	93,227
Accumulated amortization	(6,451)	(9,279)	(37,397)	(53,127)

Net book value	9,359	355	30,386	40,100

Included in the above net book value are assets under construction, and therefore are not being amortized, in the amount of $0.1 million at December 31, 2013 (2012 – $nil).

Power purchase rights

In 2001 and 2006, the Company entered into agreements to acquire the rights to a portion of the electricity generated from certain power plants in Alberta. These 20-year agreements give the Company the entitlement and obligation to purchase, at largely predetermined prices, approximately 80 megawatts of electricity.

In 2013, amortization of $4.3 million (2012 – $4.3 million) was presented in depreciation and amortization expense on the statement of operations and comprehensive income (loss).

(13)

Millar Western Forest Products Ltd.
Notes to Financial Statement

11	Other assets

	2013	2012
	$	$

Recovery from PPA	2,169	2,549
Other	365	361

	2,534	2,910

Recovery of amounts relating to the Power Purchase Arrangement

The Company was notified on July 26, 2012, that TransAlta Generation Partnership, owner of the Sundance power plant, would be making a force majeure claim against participants in the Sundance Power Purchase Arrangement (PPA) with respect to a 2011 third quarter outage of the plant’s Unit 6, which had occurred due to a transformer failure. The Company has an 11.27% interest in the Sundance PPA for Units 5 and 6 and thus was contractually responsible for paying its share of the claimed amount in advance of a final determination as to whether or not a force majeure situation, as specified in the PPA, occurred. Based on legal and technical arguments, the Company does not believe the event meets the PPA-specified tests for such a force majeure determination. However, to meet its contractual obligation, the Company paid $4.4 million, its share of the claim, in the third quarter of 2012 and set up a receivable for the full amount. The Company has reviewed all possible outcomes for settlement of the claim and has set up a provision of $2.2 million (2012 – $1.9 million) before tax. This leaves a balance of $2.2 million recoverable, pending final resolution of the claim (note 28). This amount is included in other assets on the balance sheet.

12	Revolving credit facility

The Company has a $50 million revolving credit facility maturing July 15, 2015. The credit facility was undrawn at December 31, 2013, and December 31, 2012. The facility is subject to a borrowing formula based upon the Company’s levels of inventory and accounts receivable. The amount available at December 31, 2013, under the facility was $50.0 million (2012 – $50.0 million), of which $3.7 million (2012 – $3.6 million) was committed to letters of credit. The interest rate on this facility is floating and may, at the Company’s option, be based upon the Canada Bank Prime Rate or U.S. Base Rate, plus a spread of 2.00%. The Company has the option of basing the rate on LIBOR plus a spread of 3.25%. Collateral pledged for the facility is a first charge on all accounts receivable and domestic inventory of the Company.

(14)

Millar Western Forest Products Ltd.
Notes to Financial Statement

13	Accounts payable and accrued liabilities

	2013	2012
	$	$

Trade payables	20,086	20,961
Payable to related parties (note 23(b))	246	650
Accrued expenses	23,918	23,525
Deposits US$7.5 million (note 28)	7,977	-
Deferred grants (note 9)	-	11,872
Derivative contracts	-	6,952

	52,227	63,960

14	Financial liabilities – borrowings

	2013	2012
	$	$

Unsecured Senior Notes – US$210 million	223,356	208,929
Less: Financing expenses	(3,609)	(4,107)
Power purchase rights loan #1	10,565	11,500
Power purchase rights loan #2	1,954	2,111
BEP loan	7,915	4,312

	240,181	222,745
Less: Current portion	2,810	1,092

	237,371	221,653

Principal repayments required are as follows:

$

2014	2,810
2015	2,952
2016	3,111
2017	3,289
2018	3,455
Thereafter	228,173

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

(15)

Millar Western Forest Products Ltd.
Notes to Financial Statement

The indenture governing the unsecured Senior Notes contains certain restrictions on the ability of the Company to incur additional indebtedness, pay dividends or distributions, make investments, issue or repurchase share capital, create liens, or engage in sale and leaseback transactions, mergers, consolidations and sales of assets and transactions with affiliates. At December 31, 2013, the Company is not in violation of any of these restrictions.

In 2006, the Company was provided with a $15.6 million loan to acquire additional power purchase rights as described in note 10. The loan is repayable in equal monthly payments of $0.2 million, including principal and interest, from May 31, 2006, to December 31, 2020. Interest is accrued on the loan at an effective annual rate of 12%.

In 2007, the Company was provided with a further $5.1 million loan in connection with the power purchase rights. The loan is non-interest bearing and is repayable in equal annual payments of $0.4 million from February 23, 2008 to December 31, 2020. The loan is being amortized using an effective annual interest rate of 9.75%.

Collateral for both of the power purchase rights loans consists of a first charge on the additional interest acquired in 2006 and an obligation to provide a letter of credit to the lender if the net present value of the Company’s power purchase rights falls below a predetermined level. As at December 31, 2013, a letter of credit was not required.

The Company has obtained interim financing in the amount of $13.2 million, bearing interest at the Canada Bank Prime Rate plus 2%, to procure the biogas scrubber and power island, key project components for the BEP (note 9). Of this amount, $7.9 million was advanced at December 31, 2013. In 2014, the interim financing converts to a lease bearing interest at 5.25% over a 42-month period, with a residual of 25% of the purchase price. The lease period can be extended to 61 months with no residual.

15	Reforestation and asset retirement obligations

		Asset
	Reforestation	retirement
	obligation	obligations	Total
	$	$	$

At December 31, 2011	15,191	2,002	17,193
Change in provision	7,298	204	7,502
Expenditures during the year	(7,256)	-	(7,256)

At December 31, 2012	15,233	2,206	17,439
Less: Current portion	5,070	-	5,070

At December 31, 2012	10,163	2,206	12,369

(16)

Millar Western Forest Products Ltd.
Notes to Financial Statement

		Asset
	Reforestation	retirement
	obligation	obligations	Total
	$	$	$

At December 31, 2012	15,233	2,206	17,439
Change in provision	4,704	(989)	3,715
Expenditures during the year	(6,817)	-	(6,817)

At December 31, 2013	13,120	1,217	14,337
Less: Current portion	4,257	-	4,257

At December 31, 2013	8,863	1,217	10,080

The estimated undiscounted cash flows required to settle the reforestation obligations at December 31, 2013, were $13.5 million (2012 – $15.6 million), with payments spread over 14 years. The most significant area of uncertainty is the estimate of future costs to be incurred. The estimated cash flows have been adjusted for inflation and discounted using the risk-free rates, ranging from 1.1% to 3.1% at December 31, 2013.

The asset retirement obligations are to reclaim land leased from the Province of Alberta. These obligations represent estimated undiscounted future payments of $8.2 million to reclaim the land. The payments are expected to occur at least 60 years into the future and have been discounted at a risk-free rate of 3.2%.

16	Share capital

Authorized
Unlimited number of no-par value common shares

Issued and fully paid

	2013	2012
	$	$

15,000,002 common shares	65,500	65,500

On March 31, 2011, the shareholder passed a resolution to adjust the stated capital of the Company to $27.5 million, on May 31, 2011, the shareholder passed a resolution to adjust the stated capital by an additional $34.0 million, and on December 17, 2012, the shareholder passed a resolution to increase the stated capital by $4.0 million.

The shareholder declared and paid dividends of $1.50 million in 2013. The shareholder declared dividends of $2.25 million in 2011, of which $1.5 million was paid in 2011 and the balance of $0.75 million in 2012.

(17)

Millar Western Forest Products Ltd.
Notes to Financial Statement

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

18	Expenses by nature

	2013	2012	2011
	$	$	$

Changes in inventories of finished goods and work in progress	1,575	(2,959)	(5,423)
Raw materials and consumables used	165,514	155,817	136,605
Depreciation and amortization	13,995	13,641	11,349
Wages and employee benefits expense	64,645	60,211	56,424
Transportation	53,438	53,221	48,563
Other expenses	34,614	49,402	9,591

	333,781	329,333	257,109

(18)

Millar Western Forest Products Ltd.
Notes to Financial Statement

19	Other income (expenses)

	2013	2012	2011
	$	$	$

(Loss) gain on disposal of property, plant and equipment	(832)	45	436
Foreign exchange gain (loss)	1,987	(839)	963
Insurance proceeds	482	-	7,600
Change in unrealized gain (loss) on derivative contracts	7,194	(6,612)	2,594
Realized gain (loss) on derivative contracts	3,038	(244)	14,158

	11,869	(7,650)	25,751

20	Finance expenses

	2013	2012	2011
	$	$	$

Interest expense on borrowings	20,930	19,694	19,400
Less: Interest capitalized on qualifying assets	395	106	3,555

Net interest expense on borrowings	20,535	19,588	15,845
Refinancing charges	-	-	4,590
Other interest and bank charges	673	1,027	775
Interest income	(316)	(190)	(363)

	20,892	20,425	20,847

In April 2011, the Company incurred refinancing charges relating to the redemption of US$190 million of unsecured Senior Notes that included a premium on redemption of borrowings of $2.78 million and amortization of deferred financing costs of $1.81 million.

(19)

Millar Western Forest Products Ltd.
Notes to Financial Statement

21	Income tax expense

The following analysis describes the difference between the effective tax rate reflected in the provision for income taxes and the statutory rates applicable to the Company.

	2013	2012	2011
	$	$	$

Income (loss) before income taxes	13,840	(12,716)	1,208

Income taxes based on combined federal and provincial income tax rates of 32.0% (2012 – 32.0%; 2011 – 33.5%)	4,429	(4,069)	405

(Decrease) increase resulting from
Manufacturing and processing deduction of 7%	(969)	890	(85)
Non-taxable portion of unrealized loss (gain) on debt	1,803	(580)	1,619
Non-taxable portion of capital gains	11	(25)	(1,620)
Non-deductible (taxable) income and other items	490	173	181
SRED investment tax credits - net	(347)	(266)	(638)
Impact of enacted rates	-	-	47
Change in unrealized tax capital losses for which no deferred tax asset was recognized	1,803	(580)	1,528

Income tax expense (recovery)	7,220	(4,457)	1,437

Current income tax recovery	(124)	(132)	(248)
Deferred income tax expense (recovery)	7,344	(4,325)	1,685

Income tax expense (recovery)	7,220	(4,457)	1,437

The weighted average applicable tax rate was 32.0% (2012 – 32.0%; 2011 – 33.5%) .

Current income tax recovery includes a $0.124 million recovery in respect to prior-year adjustments.

The Company did not recognize a deferred income tax asset of $2.8 million (2012 – $0.95 million; 2011 – $1.5 million) in respect of unrealized foreign exchange losses on long-term debt.

At December 31, 2013, the Company had approximately $40.6 million of federal and $45.6 million of provincial non-capital losses available to reduce future years’ income for tax purposes, subject to confirmation by taxation authorities. The losses for both jurisdictions commence expiry in the December 31, 2029, taxation year.

(20)

Millar Western Forest Products Ltd.
Notes to Financial Statement

The movement of the deferred income tax account is as follows:

	2013	2012
	$	$

At January 1	1,893	6,440
Charge (credit) to the statement of income	7,344	(4,325)
Tax credit related to acquisition of CCEI – note 17	-	(116)
Tax credit relating to components of other comprehensive income	192	(106)

At December 31	9,429	1,893

Significant components of the Company’s deferred income tax assets and liabilities are as follows:

	2013	2012
	$	$

Deferred income tax assets
Reforestation costs	2,807	3,256
Research and development expenditures	882	962
Non-capital loss available for carry forward	10,648	10,905
Investment tax credits	2,098	1,874
Other accrued liabilities	838	2,876

	17,273	19,873

Deferred income tax liabilities
Property, plant and equipment	(25,759)	(21,132)
Long-term debt	(401)	(634)
Force majeure (note 11)	(542)	-

	(26,702)	(21,766)

Net deferred income tax liability	(9,429)	(1,893)

	2013	2012
	$	$

Deferred income tax assets
To be recovered after more than 12 months	16,682	19,157
To be recovered within 12 months	591	716

Deferred income tax liabilities
To be recovered after more than 12 months	(26,702)	(21,766)

Net deferred income tax liability	(9,429)	(1,893)

(21)

Millar Western Forest Products Ltd.
Notes to Financial Statement

22	Employee benefit plans

	2013	2012
	$	$

Balance sheet obligations for
Defined-benefit pension plan	1,680	3,187
Post-employment benefits	199	303
Supplemental vacations	1,508	1,333
Income statement charges (recovery)
Defined-benefit pension plan	262	370
Post-employment medical benefits	(104)	(120)
Supplemental vacations	175	17

Defined-contribution plans

The total expense for the Company’s pension benefits is as follows:

	2013	2012
	$	$

Plans providing defined contribution pension benefits	3,460	3,278

Defined-benefit pension plan

On January 1, 2000, the Company established a supplementary defined-benefit pension plan for certain key employees. Contributions by the Company are made in accordance with independent actuarial valuations. The effective date for the last actuarial valuation was December 31, 2013.

Information regarding this plan is as follows:

	2013	2012
	$	$

Change in benefit obligation
Obligation – beginning of year	7,396	6,669
Actuarial (gain) loss	(592)	493
Current service cost	129	176
Benefits paid	(305)	(225)
Interest cost	275	283
Amendments	-	-

Obligation – end of year	6,903	7,396

Change in plan assets at fair value
Plan assets – beginning of year	4,209	3,749
Employer contributions	1,000	526
Actual return on plan assets	319	159
Benefits paid	(305)	(225)

Plan assets – end of year	5,223	4,209

Net plan liability	1,680	3,187

(22)

Millar Western Forest Products Ltd.
Notes to Financial Statement

	2013	2012	2011
	$	$	$
Components of pension expense
Interest costs	275	283	245
Expected return on plan assets	(142)	(89)	(90)
Current service costs	129	176	138
Plan amendments	-	-	1,580

Net expense	262	370	1,873

	2013	2012	2011
	%	%	%

Plan assets by asset category
Equity securities	31	27	28
Debt securities	13	13	20
Other	56	60	52

Total	100	100	100

The overall expected rate of return is based on the actuary’s median annualized future return, which is in turn based on the target asset mix and equity risk premium, less allowances for investment expenses and active equity management.

The significant actuarial assumptions used are as follows:

	2013	2012
	$	$

To determine benefit obligation at end of year
Discount rate	4.70	3.80
Rate of compensation increase	3.50	3.70
Rate of price inflation	2.00	2.25

23	Related-party transactions

The Company enters into transactions with Millar Western Industries Ltd. (Industries), its parent company.

a)	The Company earned revenue from Industries as follows:

	2013	2012	2011
	$	$	$

Administration fees	373	367	373

Included in accounts receivable relating to these transactions	43	39	40

Fees are established at the cost to the Company plus a 5% mark-up.

(23)

Millar Western Forest Products Ltd.
Notes to Financial Statement

b)	The Company incurred costs charged by Industries as follows:

	2013	2012	2011
	$	$	$

Chemical purchases	1,109	922	891

Other services	2,036	1,862	1,751

Accounts payable to Industries	246	650	898

Chemical purchases are charged to the Company at the same prices used for arms-length parties; facility and equipment transactions are charged at the cost to Industries. Included in the December 31, 2012 accounts payable is $431 thousand assumed in the CCEI purchase (note 17).

c)	Key management compensation

Key management includes members of the executive and officers of the Company. The compensation for key management for services is as follows:

	2013	2012	2011
	$	$	$

Short-term benefits	4,175	3,294	3,359
Post-employment benefits	1,165	703	713

	5,340	3,997	4,072

Short-term benefits include salaries, current benefits and profit share paid or payable.

24	Financial instruments and financial risk factors

Carrying and fair value of financial instruments by category:

				December 31, 2013

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	212	54,984	-	55,196	55,196
Accounts receivable
Trade and other	18	40,132	-	40,150	40,150
Other assets	-	365	-	365	365

	230	95,481	-	95,711	95,711

(24)

Millar Western Forest Products Ltd.
Notes to Financial Statement

				December 31, 2013

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial liabilities
Accounts payable
Trade and other	-	-	52,096	52,096	52,096
Borrowings	-	-	240,181	240,181	242,220

	-	-	292,277	292,277	294,316

				December 31, 2012

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	-	43,498	-	43,498	43,498
Accounts receivable
Trade and other	-	28,556	-	28,556	28,556
Other assets	-	361	-	361	361

	-	72,415	-	72,415	72,415

Financial liabilities
Accounts payable
Trade and other	-	-	45,006	45,006	45,006
Derivatives	6,952	-	-	6,952	6,952
Borrowings	-	-	222,745	222,745	210,631

	6,952	-	267,751	274,703	262,589

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

The fair value of the Senior Notes included in borrowings at December 31, 2013, was estimated to be US$228.9 million (2012 – US$197.4 million) based upon the most recent bid price. The fair value of the power purchase rights loans, included in borrowings, at December 31, 2013, was estimated to be $13.3 million, based on a market interest rate assumption of 8.82% .

(25)

Millar Western Forest Products Ltd.
Notes to Financial Statement

Financial assets and liabilities that are recognized on the balance sheet at fair value are classified in a hierarchy that is based on the significance of the inputs used in making the measurements. The three levels of the hierarchy are:

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

The Company’s risk-management policies require that significant risks are reviewed with the Company’s board of directors. The Company’s methods for managing financial risks, outlined below, remain unchanged in the year ended December 31, 2013.

i)	Market risk

From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative or trading purposes. These contracts are generally settled financially but may, at the Company’s discretion, be settled by physical delivery of the finished product. Contracts outstanding at the end of the period are recorded at their fair value, and any unrealized gains or losses are included in other income (expense). At December 31, 2013, the Company had $8.5 million in U.S.-dollar denominated forward lumber commodity contracts outstanding (2012 – US$59.4 million; 2011 –$nil), resulting in an unrealized gain of $0.2 million (2012 – loss of $7.0 million; 2011 – $nil) in other income (expense). At December 31, 2013, the average 2012 price was $379 per one thousand board feet and all contracts mature in 2014. In 2013, the Company had a realized gain on commodity contracts of $3.1 million (2012 – loss of $0.7 million; 2011 – gain of $14.3 million) in other income (expense). A US$10 change in the contract pricing on the outstanding commodity contracts would result in a financial impact of $0.2 million.

(26)

Millar Western Forest Products Ltd.
Notes to Financial Statement

ii)	Foreign-currency risk

A foreign-currency risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the Company’s functional currency. The Company is exposed to foreign-currency risk on sales, purchases and the maturity of its $210 million in long-term debt that are denominated in U.S. dollars.

A significant portion of the Company’s sales, approximately 64% of its 2013 revenue (2012 – 64%; 2011 – 69%), were denominated in U.S. currency, and at December 31, 2013, the Company had $29.9 million (2012 – $16.0 million; 2011 – $29.0 million) in U.S. dollar-denominated accounts receivable. Consequently, the Company is exposed to foreign-currency-exchange risk, as changes in foreign-currency rates affect the future cash flows of accounts receivable.

The impact on earnings of fluctuations in currency rates related to sales is partially offset by fluctuations in interest payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into currency contracts to hedge U.S. dollar positions but does not hold or issue foreign currency financial instruments for speculative or trading purposes. At December 31, 2013, the Company had US$45.0 million (2012 – $nil; 2011 – $nil) in outstanding collar options contracts, with a call option range of C$0.9602 – C$0.9524 per US$1.00 and put option range of C$0.9200 – C$0.9091 per US$1.00 with expiration dates ranging from January 15, 2014 to June 20, 2014. The Company also had US$5.0 million (2012 – $nil; 2011 – $19.0 million) in outstanding forward-exchange contracts, with a contract rate of US$0.9337/C$1.00 (2012 – $nil; 2011 – US$1.0009/C$1.00) and recorded the amount of unrealized gain on these forward-exchange contracts in 2013 of $0.02 million (2012 – $nil; 2011 – loss of $0.3 million) in other income.

A significant portion of the Company’s products are sold at prices denominated in U.S. dollars or based on prevailing U.S. dollar prices, and a significant portion of operational costs and expenses incurred in Canadian dollars. Therefore, an increase in the value of the Canadian dollar relative to the U.S. dollar reduces the revenue in Canadian dollar terms realized by the Company from sales made in U.S. dollars, which reduces operating margin and the cash flow available to fund operations. U.S. dollar denominated debt provides a partial offset to exchange exposure. The Company has not entered into any financial instruments to mitigate the foreign currency risk associated with the long-term debt.

The U.S. dollar financial position exposure at December 31 was US$32.5 million (2012 – US$24.2 million) in net working capital and US$210.0 million (2012 – US$210.0 million) in long-term debt. Based on these balances, with other variables unchanged, a $0.01 change in the exchange rate for one U.S. dollar into Canadian currency would have resulted in a $1.8 million (2012 – $1.9 million) change in earnings.

(27)

Millar Western Forest Products Ltd.
Notes to Financial Statement

iii)	Interest-rate risk

The interest rates on the majority of the Company’s long-term debt are fixed; consequently, the Company is not significantly exposed to fair-value changes on long-term debt when the market rate of interest changes. The interest rate on the Company’s revolving credit facility does fluctuate with the market; however, there was no balance drawn on the facility at December 31, 2013. Interest rate exposure mainly relates to interest receipts on the Company’s cash balance of $47.2 at the end of the year. The Company does not currently use any derivative instruments to manage its exposure to changes in market interest rates.

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

To mitigate the risk associated with customer or counterparty failure to meet obligations, the Company insures most trade receivables to 90% of the value of the invoice. The proportion of accounts thus insured amounted, at December 31, 2013, to 90% of the Company’s total trade receivables; the remaining balance was predominantly represented by receivables with other forest products companies relating to fibre agreements, for which the Company held outstanding payables in similar amounts. The maximum exposure to credit risk for receivables at the reporting date was $38 million. The Company and the insurer work in concert to regularly review the creditworthiness of existing and future customers and establish that credit limits are commensurate with credit risk. All new trade customers must be insurable under the terms of the policy.

The concentration of credit risk of accounts receivable is limited, as accounts receivable are widely distributed among customers and geographic locations.

	2013	2012
As at	$	$

Current	31,954	16,718
30-60 days	-	595
61-90 days	-	2
91-120 days	4	6
Greater than 120 days	-	43

Total trade receivables	31,958	17,364
Other receivables	6,023	8,685
Allowance for doubtful accounts	-	(43)

Total accounts receivable	37,981	26,006

(28)

Millar Western Forest Products Ltd.
Notes to Financial Statement

During 2013, the Company recorded no bad debt expense (2012 – $0.1 million).

Periodically, the Company enters into agreements with third parties for the sale of certain trade receivables arising from pulp export sales to China. Total receivables sold during the year ended December 31, 2013, were US$33.0 million (2012 – US$48.4). As the risks and rewards of ownership over the receivables were transferred, the receivables were derecognized at the date of the transaction and no gain or loss was recognized. Related fees in the amount of $0.1 million (2012 – $0.2 million) were shown as a reduction in revenue. No receivables were sold subsequent to August 2013.

v)	Liquidity risk

Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows to identify potential financing requirements, and by maintaining access to additional financing in the form of a working- capital-supported revolving credit facility in the amount of $50 million, which is due July 15, 2015. This credit facility requires the Company to meet certain covenants. The Company was in compliance with these covenants at December 31, 2013.

The following are contractual cash-flow maturities (including interest) of financial liabilities:

	<1 year	1-2 years	3-5 years	>5 years	Total
	$	$	$	$	$

Borrowings	23,515	23,432	69,762	271,555	388,264
Accounts payable and accrued liabilities	52,096	-	-	-	52,096

	75,611	23,432	69,762	271,555	440,360

(29)

Millar Western Forest Products Ltd.
Notes to Financial Statement

25	Capital management

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

Product segments

Lumber	2013	2012	2011
	$	$	$

Revenue from external customers	191,639	153,839	104,902
Cost of products sold	(141,853)	(129,374)	(101,913)
Freight and other distribution costs	(11,552)	(11,071)	(7,145)
Depreciation and amortization	(6,756)	(6,565)	(4,219)
Other income (expense)	10,931	(7,446)	17,935

Operating earnings (loss)	42,409	(617)	9,560

(30)

Millar Western Forest Products Ltd.
Notes to Financial Statement

Pulp	2013	2012	2011
	$	$	$

Revenue from external customers	190,926	178,195	179,407
Cost of products sold	(117,255)	(111,626)	(105,084)
Freight and other distribution costs	(41,886)	(42,151)	(41,418)
Depreciation and amortization	(7,083)	(6,950)	(7,031)
Other income (expense)	693	(200)	268

Operating earnings	25,395	17,268	26,142

Corporate and other	2013	2012	2011
	$	$	$

Revenue from related parties	373	367	373
Cost of products sold	(47)	(39)	(22)
General and administration	(19,061)	(13,781)	(15,929)
Depreciation and amortization	(157)	(126)	(99)
Other income (expense)	245	(4)	7,548

Operating loss	(18,647)	(13,583)	(8,129)

	2013	2012	2011
	$	$	$

Revenue from external customers and related parties	382,938	332,401	284,682
Cost of products sold and general and administration	(278,216)	(254,820)	(222,948)
Freight and other distribution costs	(53,438)	(53,222)	(48,563)
Depreciation and amortization	(13,996)	(13,641)	(11,349)
Other income (expense)	11,869	(7,650)	25,751

Operating earnings	49,157	3,068	27,573

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment of $6.2 million (2012 – $6.6 million; 2011 – $5.8 million).

Expenditures on property, plant and equipment and intangibles

	2013	2012
	$	$

Lumber	2,105	4,902
Pulp	6,713	6,455
Corporate and other	1,026	347

	9,844	11,704

Expenditures on property, plant and equipment and intangibles are net of government grant funding.

(31)

Millar Western Forest Products Ltd.
Notes to Financial Statement

Identifiable assets

	2013	2012
	$	$

Lumber	198,331	207,136
Pulp	137,878	123,705
Corporate and other	60,065	51,334

	396,274	382,175

The Company’s assets are all located in Canada. Revenue is attributed to geographic locations based on shipping destination as follows:

Geographic sales revenue

	2013	2012	2011
	$	$	$

Canada	130,333	110,166	82,966
United States	67,628	56,342	41,084
Europe	34,728	36,441	43,263
Asia	144,840	119,690	107,924
Other	5,409	9,762	9,445

	382,938	332,401	284,682

27	Supplementary cash-flow information Net change in non-cash working capital items

	2013	2012	2011
	$	$	$

Accounts receivable and other	(11,578)	9,227	4,013
Inventories	2,027	(7,657)	(7,099)
Prepaid expenses	1,835	(2,052)	(973)
Accounts payable and accrued liabilities	(4,454)	4,377	(440)

	(12,170)	3,895	(4,499)

(32)

Millar Western Forest Products Ltd.
Notes to Financial Statement

	2013	2012	2011
	$	$	$

Additions to property, plant and equipment and intangible assets	(25,319)	(20,389)	(47,589)
Changes in working capital for investing activities	3,269	3,685	710
Interest capitalized on qualifying assets	395	106	3,555

	(21,655)	(16,598)	(43,324)

	2013	2012	2011
	$	$	$
Interest paid	20,131	19,284	15,390

Income taxes refunded	(124)	(330)	(50)

28	Subsequent events

	i)	Bioenergy Effluent Project

On November 6, 2013, the Company terminated the contract with the Engineering, Procurement and Construction (EPC) contractor hired to construct the BEP. Upon the termination of the agreement, the Company was able to recover US$7.5 million (note 5) in Letters of Credit put in place by the EPC Contractor. With the contract termination, holdbacks related to performance of the EPC contractor were derecognized.

In January 2014, the Company concluded arrangements with the EPC contractor, including assumption by the Company of the remaining liabilities due by EPC to subcontractors. The Company has since finalized arrangements with the subcontractors, and the subcontractors have removed their liens and terminated all legal actions against the Company. The Company retained the US$7.5 million claimed from the EPC contractor.

The Company is putting in place agreements with engineering, construction and project management service providers to assist with development of a budget, schedule and plan for completion of the BEP. Substantial completion of the BEP is expected by the end of 2014.

	ii)	Force Majeure

In February 2014, there was a final resolution on the force majeure claim against the participants in the PPA (note 11). It was determined that the Company will be recovering $2.4 million related to the $2.2 million that was recorded in other assets as of December 31, 2013. The refund will be split in equal payments of $1.2 million over the first quarters of 2014 and 2015.

(33)