Form 20-F
period 2014-12-31
MILLAR WESTERN FOREST PRODUCTS LTD
filed 2015-03-04
CIK 1064408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2014

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

David Anderson
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

NON-GAAP FINANCIAL MEASURES

We define Adjusted EBITDA as operating earnings plus unrealized other income or expense, depreciation and amortization. Operating earnings is net income plus finance expenses, income tax expense or recovery and the foreign exchange gain or loss on debt. Other income or expense includes both realized and unrealized gains and losses on foreign exchange and/or commodity hedging and the foreign-exchange impact on working capital balances. Only the realized portion of such income or expense is included in Adjusted EBITDA, whereas both the realized and unrealized portions are included in the determination of operating earnings.

Adjusted EBITDA is not a measure of operating performance or liquidity under IFRS or U.S. GAAP. Such terms, as used in this annual report, are not necessarily comparable with similarly titled measures of other companies. Management believes that Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, Adjusted EBITDA should not be considered in isolation or as an alternative to operating earnings, cash flow from operating activities or other combined income or cash flow data prepared in accordance with IFRS or U.S. GAAP. See Item 5, “Operating and Financial Review and Prospects,” for a reconciliation of Adjusted EBITDA to Net Earnings (Loss).

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

These forward-looking statements generally can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will”, “predicts”, “estimates”, “forecasts” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. These risks and uncertainties are described under “Risk Factors” in Item 3, “Key Information.”

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

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

A.           Selected Financial Data

The selected historical financial data presented below as at December 31, 2014, and 2013, and for each of the years in the three-year period ended December 31, 2014, have been derived from, and should be read together with, our audited financial statements and the accompanying notes included elsewhere in this annual report. Our audited financial statements are presented in Canadian dollars and have been prepared in accordance with IFRS. The selected historical financial data presented below as at December 31, 2012, 2011, and 2010, and for the years ended December 31, 2011 and 2010, are also presented in accordance with IFRS and have been derived from, and should be read together with, our audited financial statements corresponding to such periods, which are not included in this annual report.

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

	Year ended December 31,
	2014	2013	2012	2011	2010
Statements of earnings data:			(in thousands)
IFRS
Revenue	$405,123	$382,938	$332,401	$284,682	$295,383
Cost of products sold	273,852	259,155	241,039	207,019	183,863
Freight and other distribution costs	59,767	53,438	53,222	48,563	49,565
Depreciation and amortization	14,272	13,996	13,641	11,349	11,029
General and administration	18,748	19,061	13,781	15,929	13,766
Other (income) expenses (1)	(2,679)	(11,869)	7,650	(25,751)	9,843
Operating earnings	41,163	49,157	3,068	27,573	27,317
Foreign exchange gain (loss) on borrowings	(20,265)	(14,425)	4,641	(5,518)	10,716
Finance expenses (2)	(22,086)	(20,892)	(20,425)	(20,847)	(17,460)
(Loss) earnings before income taxes	(1,188)	13,840	(12,716)	1,208	20,573
Income taxes expense (recovery)	3,993	7,220	(4,457)	1,437	2,914
Net (loss) income	$(5,181)	$6,620	$(8,259)	$(229)	$17,659
Actuarial losses (gains) - net of tax	1,455	(577)	317	220	986
Comprehensive (loss) income	$(6,636)	$7,197	$(8,576)	$(449)	$16,673

	Year ended December 31,
	2014	2013	2012	2011	2010
Balance sheets data:			(in thousands)
IFRS
Cash	$47,425	$47,219	$24,674	$31,630	$45,064
Restricted cash	$-	$7,977	$18,824	$-	$-
Total assets	$420,112	$396,274	$382,175	$369,748	$344,482
Financial liabilities - borrowings	$263,761	$240,181	$222,745	$223,554	$202,458
Shareholder's equity	$69,431	$78,317	$72,620	$81,526	$84,225

(1)

Other (income) expenses includes the gain or loss on disposal of property, plant and equipment, insurance proceeds, foreign exchange gains or losses on U.S. dollar cash and working capital, and realized and unrealized gains or losses on derivative contracts. See note 17 to our audited financial statements included elsewhere in this annual report, referring to the three-year period ended December 31, 2014.

(2)

Finance expenses consists of interest expense, net of interest income. See note 18 to our audited financial statements included elsewhere in this annual report, referring to the three-year period ended December 31, 2014.

EXCHANGE RATE DATA

The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the Bank of Canada’s closing rate on such dates:

	2014	2013	2012	2011	2010
Low	0.8568	0.9314	0.9576	0.9383	0.9218
High	0.9444	1.0188	1.0377	1.0630	1.0069
Period End	0.8620	0.9402	1.0051	0.9833	1.0054
Average	0.9053	0.9710	1.0004	1.0110	0.9709

The following table sets forth, for each of the last six months, for Canadian dollars expressed in U.S. dollars, the low and high exchange rates based on the closing rate as described above:

			Last six months
	February	January	December	November	October	September
Low	0.7813	0.7867	0.8579	0.8741	0.8845	0.8929
High	0.8095	0.8511	0.8828	0.8900	0.9006	0.9196

On March 4th, 2015, the Bank of Canada’s noon rate was US$0.8039= $1.00.

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

You should carefully consider the following factors in addition to the other information set forth in this annual report. The following risks, including both those common within our industry and those specific to our company, could materially and adversely affect our business, our financial condition or results of operations, or our ability to make payments under our outstanding indebtedness.

Industry-related Risks

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

We compete in North American and overseas export markets with numerous forest products companies, including very large integrated firms that have greater financial resources than we do. Our lumber segment also competes indirectly with firms that manufacture substitutes for wood building materials. While the principal basis for competition is price, we also compete on the basis of customer service, quality and product type. Our competitive position is influenced by the availability, quality and cost of fiber, energy and labor, plant efficiencies and productivity and foreign currency fluctuations. Some of our competitors may have lower costs, or less stringent environmental and other governmental regulations to comply with, than we do. Some competitors may be less leveraged than we are and, therefore, have greater financial flexibility than we do. In addition, variations in the exchange rates between the Canadian dollar and the U.S. dollar, and between the U.S. dollar and local currencies in each of our export markets, also affect the relative competitive position of our products when compared to our competitors outside of Canada. Our ability to compete in the markets to which we export our products is also dependent upon free access and transportation costs to such markets. If we are unable to compete effectively, our revenue could decline, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

The Softwood Lumber Agreement (SLA) was signed on September 12, 2006, to address a longstanding trade dispute between Canada and the United States and, specifically, to resolve litigation arising from, and trade measures imposed following, the March 2001 expiry of a prior softwood lumber trade agreement between the two countries. Effective for a term of seven years commencing October 12, 2006, with an option to renew for two additional years, the SLA brought about the revocation of American countervailing and anti-dumping duties on Canadian lumber shipments to the U.S. In January 2012, Canada and the U.S. announced that the SLA would be extended for two years, to October 2015.

Under the SLA, export charges are imposed on Canadian lumber shipments to the U.S. when the market price of lumber is at or below US$355 per thousand board feet, and additional surge penalties are imposed on shipments from certain regions, including Alberta, when shipments from that region exceed a prescribed level in a given month. The export charges vary according to the market price of lumber, and range from 0 to 15%; the additional surge penalties, when applied, are set at 50% of the current export charge and so range from 0 to 7.5%.

Given prevailing monthly average benchmark lumber prices, U.S.-bound Alberta lumber shipments, including our shipments, were subject to export charges of up to 15% in all but eight months from the time of the SLA’s commencement in October 2006 through to the end of 2012. As a result of increased lumber pricing, our shipments were subject to export charges in only three months of 2013 and at no time in 2014. Alberta lumber exports have frequently exceeded the surge-trigger level during months when export charges were in effect, thereby also becoming subject to the additional surge penalty.

Sales of lumber to the United States represent a significant source of our revenue, accounting for approximately 36% of our revenue in 2014. The charges and penalties imposed under the SLA can therefore have a negative effect on our results of operations. Furthermore, if the U.S. deems Canada or Canadian regions to be out of compliance with the terms of the SLA, it may refer the matter to a binding dispute-settlement process, and if Canada or such Canadian regions are determined to be out of compliance with the agreement, penalties, including additional export charges, may be imposed. If such a judgment is made affecting Alberta, the imposition of any such penalties could have a negative effect on our profitability.

The SLA is currently scheduled to expire in October 2015. Under the terms of the agreement, no trade measures may be imposed during the 12-month period following the agreement’s expiry. Canada’s position with respect to the approaching expiry date is that the current SLA should be extended in its current form. The United States has not to date stated an official position with respect to the agreement’s expiry.

An increase in our fiber costs could have a negative impact on our earnings.

The availability of an economic fiber supply is one of the most important factors affecting the performance of forest products companies. The costs of our fiber, including fees charged by government, logging and transportation costs, and market prices for purchased fiber, have historically fluctuated and could increase in the future. Any significant increase in the cost of fiber could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The government imposes fees, referred to as “stumpage,” on all timber harvested on government-owned land and also holds companies responsible for reforestation and reclamation costs. Amendments to government legislation or regulatory regimes may change stumpage-fee structures payable in relation to the harvesting of timber and could increase costs through the imposition of additional or more stringent reforestation and silvicultural standards. A material increase to the stumpage rates applicable to the Millar Western FMA, our Coniferous Timber Quotas or our Deciduous Timber Allocations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

While approximately 90% of our fiber requirements are met through our government timber allocations and fiber exchange and supply agreements with other companies, we purchase the balance of our fiber requirements on the open market. Accordingly, our operations could be affected by changes in the supply and demand for, and the prices of, purchased fiber.

We rely on independent contractors to harvest timber and haul logs from the forest to our operations. Contractor shortages arising from workforce competition in Alberta may require us to increase compensation levels, which could negatively affect costs, and also could impede our ability to maintain sufficient log supplies in our yards to sustain current mill operating rates. Delivered timber costs are also affected by variable fuel prices and log-haul distances. Higher fiber costs could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

In response to a mountain pine beetle infestation, the Alberta government and forest industry have implemented an action plan that has been effective to date in curbing beetle spread and mitigating associated damage. However, the infestation remains an ongoing risk to the health of mature pine stands in our operating area. Any significant impacts on merchantable pine stands in our area could affect our fiber supply and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

If environmental or other regulatory approvals, licenses or permits are delayed, restricted or not renewed, a variety of operations on our timberlands or at our facilities could be delayed or restricted.

In connection with a variety of operations on our properties, we are required to make regulatory filings with governmental agencies. Any of these agencies could delay review of or reject any of our filings, which could delay or restrict our manufacturing or logging operations, potentially resulting in an adverse effect on our operating results. For example, our pulp mill operates under an environmental permit that is due to expire on November 1, 2015, if not renewed on or before that date. We have initiated the renewal procedure for our pulp mill operating permit and expect to obtain the renewal on a timely basis, but if we are unable to renew or extend this or any other material approval, license, permit or certificate, or if we are delayed in doing so, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Our ability to sell our products could be compromised if environmental certifications are not achieved or renewed, which could have a negative impact on our business, financial condition, results of operations and cash flows.

Sales of our products, especially pulp, are increasingly dependent upon our ability to achieve and maintain certification under internationally recognized standards for sustainable forest management and wood-fiber chain of custody. Certifications that we currently hold may be terminated for failure to meet the requirements of the certification standard, which could result in lost product sales. As well, existing standards could become more onerous or new certifications may be deemed necessary in order to meet customer requirements, resulting in additional costs. Any of these developments could cause our business, financial condition, results of operations and cash flows to be materially adversely affected. For more details regarding our certifications, see Item 4, “Business Overview – Government regulation – Forest certification”.

Company-specific Risks

We may not have the capital required to maintain our facilities and grow our operations.

Facilities for producing lumber and pulp are capital intensive. Our annual capital expenditures may increase due to changes in requirements for maintenance, unforeseen events and changes to environmental or other regulations that require capital for compliance. Although we maintain our production equipment with regular periodic and scheduled maintenance, key pieces of equipment in our various production processes may need to be repaired or replaced before such repair or replacement is scheduled. If we do not have sufficient funds or such repairs or replacements are delayed, the costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may require additional capital to complete our bioenergy project, and we may not realize all savings and revenues expected to result from the project.

Our Whitecourt pulp mill is currently constructing a project (the Bioenergy Effluent Project, or BEP) to install new technology that will produce a biogas used to generate renewable energy, which will displace purchased electricity and natural gas in our mill operations. The project is expected to enhance pulp mill environmental performance by reducing greenhouse gas emissions and to strengthen mill economic performance by cutting operating costs and increasing revenues. Project costs, net of $27.5 million in government grants and a $7.9 million letter of credit recovered from the original EPC contractor, are expected to amount to approximately $70 million, which we expect to fund through cash from operations and an interim financing arrangement in the amount of $20.2 million. Of the net project costs, $31 million had been spent at December 31, 2014, leaving a balance of approximately $39 million to be funded through cash from operations and interim financing.

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

Fiber is the primary raw material in our products, and maintaining long-term fiber security is therefore important to our business. We obtain approximately 61% of our fiber requirements, based on current production capacity, from a Forest Management Agreement (FMA), Coniferous Timber Quotas and Deciduous Timber Allocations issued by the Alberta Minister of Environment and Sustainable Resource Development, each of which is issued for a period of 20 years and is renewable, provided agreement obligations are met. Our FMA, representing approximately 25% of our fiber requirements, was renewed in 2014 and is now in effect until 2034. Our quotas and allocations have expiry dates ranging between 2021 and 2031. The FMA, quotas and allocations may not be renewed or extended on acceptable terms. In addition, the Millar Western FMA, quotas and allocations contain terms or conditions that could, under certain circumstances, result in a reduction in the amount of fiber available to us. Any significant reductions to fiber allocations under our FMA, quotas and allocations could affect our ability to maintain current mill operating rates.

The Millar Western FMA provides that the Minister may withdraw from the forest management area (i) any land which cannot be harvested without causing substantial harm to the environment, (ii) any land determined to be required for human or physical resource development of the Province of Alberta, (iii) any land required for commercial and industrial facilities and (iv) any land that is not capable of producing timber. In the event of such withdrawal, the government may compensate the holder for certain costs and losses associated with such withdrawal. There have been no material withdrawals of land from the Millar Western FMA since its inception.

In 2005, the Alberta government introduced the Healthy Pine Strategy in response to the then-worsening mountain pine beetle infestation in British Columbia. It called for increased harvesting levels in mature and over-mature pine stands to reduce their vulnerability to infestation and improve overall forest health. Subject to approval by Alberta Environment and Sustainable Resource Development, companies have been permitted to harvest volumes in excess of historical annual allowable cut volumes to address the infestation concern; however, to ensure long-term sustainability of the forest resources, companies employing these surge cuts will experience a reduction in their annual allowable cuts in future years. Our 2007-2016 annual allowable cuts for our Whitecourt and Fox Creek tenure areas have been adjusted to reflect the Healthy Pine Strategy and show increases of an average of 40% in our FMA and four of our Coniferous Timber Quotas. If these surge volumes are fully harvested, annual allowable cuts could fall by an average of 15% below the volumes stated in the detailed forest management plan for our FMA and in the quota agreements, for a seven-year period beginning in 2017. The reduction is expected to begin taking effect in our FMA area in 2017 and in the affected Coniferous Timber Quotas during the period 2024 to 2028. To mitigate these potential reductions, we have implemented a series of intensive forest management practices to improve forest growth and yield; however, we expect to have to supplement our existing timber supply with additional open-market timber purchases after 2016, the availability and cost of which are unknown at this time.

The Government of Alberta has initiated the Land-Use Framework process to manage competing land-use pressures. The government has divided the province into seven regions and intends to develop land-use plans for each, with the aim of balancing economic, environmental and social demands. While we view this process as potentially beneficial in providing greater long-term certainty regarding resource development, it presents a risk in that the government could reduce the amount of land allocated to the forest products industry for timber production. One regional plan, the Lower Athabasca Regional Plan, is now complete, and called for timber volume losses in areas supplying our Boyle operations. To compensate for these volume losses, the Alberta government allocated to us equivalent timber volumes in other locations, with the result that there was no net impact on Boyle’s tenured fiber supply; however, the plan did affect overall fiber supply in the region, which could limit our ability to secure additional volumes of fiber in the future. Two additional plans, one for the Upper Athabasca region and the other for the Upper Peace region, could have volume implications for our Whitecourt and Fox Creek operations; however, the planning processes associated with these plans are yet to begin. The Alberta government may not compensate us for any volume reductions that may result. A significant loss of fiber supply resulting from this process could have a material adverse effect on our business, financial condition, results of operation and cash flows.

The Government of Canada has enacted legislation aimed at protecting species at risk, including woodland caribou. Woodland caribou ranges overlap forest management areas in which some of our Coniferous Timber Quotas are embedded. Caribou range planning processes currently being undertaken by the Alberta government, in consultation with industry and other stakeholders and in consideration of both federal and provincial legislative requirements, have the potential to reduce the supply of timber available from these areas. Any significant resulting loss of fiber supply could have a material adverse effect on our business, financial condition, results of operation and cash flows.

In addition to fiber from government tenures, we also rely on fiber acquired through multi-year exchange and supply contracts to satisfy approximately 29% of our requirements. These multi-year fiber agreements expire between 2019 and 2021. While all are renewable, we may not be able to extend these contracts beyond their expiry. If these contracts are not renewed, we may be without sufficient fiber to maintain current production levels, which could have a material adverse effect on our business, financial condition, results of operation and cash flows. Under the terms of the multi-year fiber exchange and supply contracts, we provide other companies with wood residuals. If these contracts are not renewed upon expiry, we could incur revenue reductions and/or additional disposal costs. Fiber availability or manufacturing disruptions could also impair our ability to provide these residuals in specified quantities and put us in breach of contractual obligations. These outcomes could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Changes to costs and benefits arising from our power purchase rights could adversely affect our profitability.

Effective January 1, 2001, we entered into two Power Syndicate Agreements (Battle River and Sundance C, respectively) with an affiliate of Capital Power Corporation (formerly EPCOR Utilities Inc.) and three other industrial participants in Alberta for the purpose of sharing the rights and responsibilities defined in two corresponding Power Purchase Arrangements, which we refer to as our power purchase rights. In May 2006, we consolidated our power purchase rights by swapping our interest in the Battle River agreement for an increased interest in the Sundance C agreement and the corresponding Power Purchase Arrangement, which we refer to as the PPA. The PPA, which is set to expire on December 31, 2020, gives us, along with all other parties to the Sundance C Power Syndicate Agreement, the right to the generation capacity and substantially all of the associated electricity output from certain existing generating units in the province of Alberta. We and such other parties are obligated to pay the owner of the generating units the costs of maintaining and operating the units, according to cost schedules set out in the PPA.

The power purchase rights effectively reduce our exposure to fluctuations in market electricity rates. In 2014, we estimate that the power purchase rights provided us savings of $6.1 million (2013 – $22.5 million; 2012 – $14.2 million), compared to what we would have paid for power at market rates and, therefore, comprised a meaningful component of our operating performance. The agreements governing our power purchase rights contain termination provisions that are effective upon the occurrence of a force majeure event. If our power purchase rights were terminated, we would be exposed to fluctuations in market electricity rates, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We are subject to a wide range of general and industry-specific environmental and other laws and regulations imposed by federal, provincial and local authorities in Canada, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. We are also subject to reforestation requirements and had an accrued liability of $14.6 million at December 31, 2014 (2013 – $13.1 million, 2012 – $15.2 million), for future reforestation obligations.

Our failure to comply with applicable environmental and safety laws and regulations, and associated permit requirements, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of equipment or remedial actions, any of which could result in significant capital expenditures or reduced results of operations. In addition, future events, such as any changes in environmental or other laws and regulations, including any new legislation that might arise or any change in interpretation or enforcement of laws and regulations, may result in additional expenditures or liabilities. These could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In the province of Alberta, power consumers are responsible for electricity distribution and transmission costs. Given that we are a major electricity consumer, recent and projected investments in transmission infrastructure could result in significant escalation of our transmission costs.

Under the “Climate Change and Emissions Management Act”, the Government of Alberta has set out intensity-based carbon emission reduction targets. Facilities that release more than 50,000 tonnes of CO2 equivalent (CO2e) per year are required to report their emissions but are not currently subject to reduction requirements. Large emitters, defined as those producing more than 100,000 tonnes of CO2e per year, are required to reduce their emission intensity by 12%. In lieu of reductions, organizations can remit to a technology fund the amount of $15 for every tonne of CO2e generated over a specified limit or buy an equivalent amount of provincially-approved offset credits, which normally trade below $15 per tonne. In recent years, our Whitecourt pulp mill has released approximately 75,800 tonnes of CO2e per year, making us responsible for reporting our emissions, though not currently subject to a requirement to reduce the emissions or to pay penalties or purchase offsets in association with them.

Our PPA is linked to a coal-fired electricity plant that qualifies as a large emitter, making us responsible for a portion of penalties associated with its CO2e emissions. In 2014, we were responsible for approximately 54,600 tonnes of CO2e emissions associated with the PPA. To address this obligation, we intend to apply offset credits of 54,600 tonnes of CO2e emitted, earned through an energy reduction project conducted in our mill operations and independently verified and registered with provincial authorities.

The Alberta government may introduce a regulatory change that lowers the emissions threshold defining “large emitters”, which could result in a change of status for our pulp mill that would require us not only to report but either to reduce, to pay for or to offset our emissions over a specified threshold. The government may also increase the penalties that apply to these emissions. Either or both such regulatory changes could increase our costs and have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business is subject to many operational risks for which we may not be adequately insured.

Our business is subject to the risks associated with operating pulp mills and sawmills and with logging, such as unforeseen equipment breakdowns, power failures, fires, floods, environmental issues, severe weather and other events that could result in a temporary or prolonged shutdown of any of our operations. A shutdown at any of our operations could materially adversely affect our business, financial condition, results of operations and cash flows. Although we maintain insurance, including business interruption insurance, we may incur losses beyond the limits of, or outside the coverage of, such insurance. From time to time, various types of insurance for companies in the pulp and lumber industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. For example, we cannot insure against losses of standing timber from any cause, including fire, and insurance against certain environmental risks may not be available on commercially acceptable terms. In addition, premiums for our existing coverage may increase substantially, and we may be unable to maintain our current insurance coverage.

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

Although the terms governing our revolving credit facility and the indenture governing the Senior Notes (the “indenture”) contain restrictions on the incurrence of additional indebtedness, additional indebtedness incurred in compliance with these restrictions could be substantial. As at December 31, 2014, we would have been permitted to borrow up to $46.2 million under our revolving credit facility. In addition, the indenture does not prevent us from incurring obligations, such as trade payables and operating leases, that do not constitute indebtedness. If we incur additional indebtedness or other obligations, the related risks could be magnified.

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

Our parent, Industries, holds, directly and of record, all of our outstanding common shares. Millar Western Industries Ltd. is wholly owned by Hualkeith Investments Ltd., a corporation owned by our co-chairmen of the board of directors, brothers James B. Millar and H. MacKenzie Millar, and other members of the Millar family. James B. Millar and H. MacKenzie Millar together control 55.6% of the outstanding equity of Hualkeith. The Millar family may have interests that differ from those of the Senior Noteholders and, therefore, may make decisions that are adverse to their interests.

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

ITEM 4: INFORMATION ON THE COMPANY

A.           History and Development of the Company

We were incorporated as Millar Western Forest Products Ltd. under the Business Corporations Act (Alberta) on September 8, 1997. We have no subsidiaries. On May 13, 1998, we acquired all of the forest products operations of our parent company, Millar Western Industries Ltd. (Industries) and its subsidiaries. The predecessor of Industries was first incorporated in 1919 and began lumber operations in the Whitecourt area in 1922. Industries completed construction of the Whitecourt pulp mill in 1988 and acquired the Boyle sawmill in 1993. We completed construction of the current Whitecourt sawmill in 2001. We acquired the Fox Creek sawmill in 2007, and rebuilt it in 2010-11 at a cost of approximately $60 million, $38 million of which was provided through an insurance settlement. We are currently constructing a bioenergy facility at our Whitecourt pulp mill at an expected cost, net of government grants, of approximately $70 million, to be funded through cash from operations and $20.2 million in interim financing.

Our head office is located at 16640 - 111 Avenue, Edmonton, Alberta, T5M 2S5, and our registered office is located at 2900 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, T5J 3V5. Our telephone and facsimile numbers are (780) 486-8200 and (780) 486-8282, respectively. Our authorized capital consists of an unlimited number of common shares, of which 15,000,002 were issued and outstanding as at December 31, 2014.

Our agent for service of process in the United States is CT Corporation System, 111 8th Avenue, New York, New York 10011, (212) 894-8700.

B.           Business Overview

We are an integrated forest products company active in Alberta, Canada, that produces and markets softwood lumber and hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP. We own and operate four production facilities in Alberta, including a sawmill and a BCTMP mill at an integrated complex in Whitecourt, a sawmill in Boyle, and a sawmill in Fox Creek. We are constructing a bioenergy project (the BEP) at the Whitecourt BCTMP mill that will convert organic matter in pulp-mill waste into renewable energy, for consumption by our pulp operations; substantial completion of the BEP is scheduled for late 2015.

Our sawmills produce kiln-dried dimension lumber from spruce, pine and fir, or SPF, timber for the residential and commercial construction industries. We also produce higher-margin grades, such as machine-stress-rated, or MSR, lumber for load-bearing applications, as well as specialty products, such as decking. Under our current operating strategy, our sawmills have a combined annual capacity of 530 million foot board measure (mmfbm), with the Whitecourt, Boyle and Fox Creek facilities having individual annual capacities of 330 mmfbm, 80 mmfbm and 120 mmfbm, respectively. Our lumber is sold principally in Canada and the United States; China is also a regular destination for our products, and a small percentage of certain higher-margin grades is shipped to Japan.

Our Whitecourt pulp mill produces hardwood, softwood and blended grades of pulp and has an annual production capacity of 320,000 air dried metric tonnes (admt). Our BCTMP is sold internationally for use in the production of a diverse range of paper products, including coated and uncoated printing and writing papers, paperboard, specialty papers, tissue and toweling.

Principal markets

Our production of both pulp and lumber provides a diversified revenue base. From 2010 to 2014, 55% of our total revenue came from pulp sales and 45% came from lumber sales. This balance of pulp and lumber production has enabled us to weather cyclical swings in each of the two distinct markets. In addition, the geographic and product-line diversity of our customers mitigates the impact of a downturn in demand in any one region or product category.

The geographic distribution of our revenue for the periods indicated is shown in the following table.

Distribution of Sales Revenue, by Geographic Region

	2014	2013	2012

Canada	30%	34%	33%
China	25%	17%	19%
United States	22%	18%	17%
Other Asia	14%	21%	17%
Europe	7%	9%	11%
Other	2%	1%	3%

Lumber

Our sawmills produce kiln-dried SPF dimension lumber for use in residential and commercial construction, as well as higher-margin grades, such as MSR, J-grade and appearance grade, and specialty products, such as rough decking and fencing. Since 2005, we have focused on developing specialty products that are less subject to commodity price fluctuations. These products currently represent approximately 11% of our total production and are sold directly to end users. The remainder of our production is sold through a supply chain that includes retail stores, stocking distributors and wholesale companies.

The following table shows the approximate distribution of our lumber sales by grade.

Distribution of Lumber Sales, by Grade

	2014	2013	2012

Commodity	74%	64%	62%
J-grade & appearance	10%	16%	15%
MSR	3%	8%	9%
Specialties	13%	12%	14%

The principal markets for our lumber products are Canada, the United States, China and Japan. Lumber sales within North America are handled by sales staff located in our Edmonton corporate office. All offshore sales are conducted through an international marketing consortium, Interex Forest Products Ltd. of Vancouver, of which we are a 25% owner.

The following table shows the approximate distribution of our lumber sales by geographic region.

Distribution of Lumber Sales, by Geographic Region

	2014	2013	2012

Canada	56%	65%	72%
U.S.	36%	23%	18%
China	6%	9%	7%
Japan	2%	3%	3%

In 2014, our five largest lumber customers represented approximately 41% of all the lumber we sold.

Pulp

Our pulp, BCTMP, is sold for use in a wide variety of applications, including paperboard, coated and uncoated papers, tissue and towels, and specialty and other papers. Our corporate marketing staff, supported by an international network of independent sales agents, market pulp to all major pulp consuming regions, including Europe, Asia, and North America.

BCTMP is used by papermakers in combination with kraft pulps, primarily to add bulk and opacity to the paper sheet. It is our defined marketing strategy to keep a diversified portfolio of customers, both geographically and by end use, to mitigate pulp market volatility.

The following table shows the approximate distribution of our pulp sales by end product.

Distribution of Pulp Sales, by End Product

	2014	2013	2012

Paperboard	61%	52%	47%
Coated & uncoated papers	26%	33%	31%
Tissue & towel	6%	6%	13%
Specialty & other	7%	9%	9%

In recent years, there has been significant growth in the sale of our pulp for use in multi-ply paperboard. This increased use of BCTMP in the manufacture of paperboard is also evident in the changing geographic distribution of our pulp sales and, specifically, rising sales to Asia, a region that has seen strong growth in paper-making capacity and, particularly, in paperboard capacity.

The following table shows the approximate distribution of our pulp sales by geographic region.

Distribution of Pulp Sales, by Geographic Region

	2014	2013	2012

China	49%	37%	37%
Other Asia	22%	36%	26%
Europe	13%	17%	19%
North America	7%	7%	12%
Other	9%	3%	5%

In 2014, our five largest pulp customers represented approximately 55% of all the pulp we sold.

Seasonality

We conduct a significant amount of our log harvesting and hauling in the winter months, creating a seasonal buildup of working capital. Harvesting usually begins in the fourth quarter, with the balance of harvesting and most hauling activities occurring in the first quarter of the following year. The build-up of log inventory over this period is typically valued at $40-$45 million, with $5-$10 million worth of logs accumulated in the fourth quarter, depending on weather conditions, and the rest realized in the following year’s first quarter. These log inventories are consumed through the year and reach minimum levels in the third quarter. This seasonal working capital build-up and reduction has a significant impact on our liquidity through the year.

Sources and availability of raw materials

Fiber

The availability of a secure and economic fiber supply is one of the most important factors affecting the performance of forest products companies. Fiber supply self-sufficiency is a key competitive element, because direct control and management of timber resources largely insulates an operator from fluctuations in the market price of fiber. Approximately 90% of the fiber requirement for our pulp mill and sawmill facilities is supplied under long-term agreements with the Government of Alberta and multiple-year agreements with other forest products companies. Our agreements with the Alberta government include a Forest Management Agreement (FMA), Coniferous Timber Quotas and Deciduous Timber Allocations; our agreements with other forest companies include a variety of fiber exchange and supply contracts. We purchase the balance of our fiber requirements on the open market. Our fiber costs are subject to variation depending on factors including the period’s harvesting locations and delivery distances from forest to mill, weather conditions, and normal competitive market pressures related to our harvesting and hauling contractors. We pay fees, referred to as stumpage, to the Alberta government for all fiber harvested from government-owned lands.

In May 1997, we entered into an FMA with the Alberta Minister of Environment and Sustainable Resource Development, which we refer to as the Millar Western FMA, pursuant to which the Minister has granted us rights to manage, establish, grow, harvest and remove timber on a perpetual sustained yield basis in a designated area, which we refer to as the Millar Western forest management area. The Millar Western FMA is in effect for 20 years and is renewable every 10 years thereafter for additional 20-year terms; the FMA was renewed in 2014 and is currently in effect until April 30, 2034. The following table sets out our annual allowable cut (AAC) under our current long-term provincial tenure and fiber available annually under our other fiber agreements:

	Coniferous	Deciduous

	(cubic meters)

Forest Management Agreement (1)	396,000	273,000
Coniferous Timber Quotas (2)	840,000	—
Deciduous Timber Allocations (3)	—	154,000
Exchange agreement and supply contracts (4)	665,000	140,000
Total annual fiber supply:	1,901,000	567,000

(1)	Net of third-party allocations. Expires 2034 and is renewable every 10 years for additional terms of 20 years.
(2)	Expire 2017 to 2031 and are renewable for additional terms of 20 years.
(3)	Expire 2027 and are renewable for additional terms of 20 years.
(4)	Exchange and purchase agreements expire 2019 to 2021.

In addition to deciduous logs, the Whitecourt pulp mill requires approximately 90,000 bone dry units of coniferous chips per year. This requirement is supplied entirely by chip residuals from our Whitecourt sawmill, and the sawmill’s surplus chips are sent to other manufacturers under multi-year fiber-exchange agreements.

In previous years, we did not harvest our full AAC under the Millar Western FMA, Coniferous Timber Quotas and Deciduous Timber Allocations. Upon approval from Alberta Environment and Sustainable Resource Development, these non-sustainable volumes, representing the unused portion of AAC, can be carried over for harvest in future years. Our coniferous carry-over volume from the Millar Western FMA and Coniferous Timber Quotas is approximately 1.6 million cubic meters. The deciduous carry-over volume from the Millar Western FMA and Deciduous Timber Allocations is approximately 1.3 million cubic meters.

Electricity

Volatility in the deregulated Alberta electricity market can result in significant fluctuations in market power pricing. Because electricity represents a significant portion of our input costs, we took steps at the time of deregulation to acquire long-term power purchase rights in order to insulate our pulp and lumber operations from the anticipated market volatility. We currently hold an 11.27% share in a Power Purchase Arrangement (PPA), which is a 20-year agreement that gives the holders the right to the generation capacity of, and substantially all the associated electricity output from, certain existing generating units in the Province of Alberta. Our PPA expires in 2020. The PPA holder is obligated to pay the owner of the generating units the costs of maintaining and operating the units, according to cost schedules set out in the PPAs. There are no net settlement provisions in the PPAs.

Through our share of the PPA, in 2014 we had indirect control over electrical generating capacity of approximately 601,000 megawatt hours. The electrical energy required for our operations and that provided through the PPA are approximately equal. To this extent, our electricity costs are the costs specified in the schedules to the PPAs plus transmission costs, which mitigates our exposure to the fluctuations in market electricity rates. The benefit of these rights is allocated to each operating segment based on its electricity consumption.

Other Commodities

Natural gas. The natural gas used at our facilities is supplied under annual supply contracts that are subject to market prices. From time to time, we manage our gas price exposure by entering into commodity price forward contracts. We also have rights to a natural gas storage facility located in Saskatchewan that enable us to manage seasonal market price variations.

Water. Water is supplied under contract to our Whitecourt and Boyle facilities by the Town of Whitecourt and the Village of Boyle, respectively. The Fox Creek mill supplies its own water from onsite wells.

Chemicals. Our Whitecourt pulp mill’s requirements for hydrogen peroxide, which is the main chemical used in our pulp bleaching process, are supplied from a plant located in Alberta under an agreement that provides us with relatively stable pricing over its term, and that will expire December 31, 2020. Caustic soda, also used in the bleaching process, is provided by a major producer under a contract that provides for market-based pricing and that will expire December 31, 2015, but will be automatically renewed on an annual basis unless cancelled by one of the parties. Other bleaching chemicals used in our Whitecourt pulp mill are supplied by third parties under varying contract terms. Magnesium sulphate used in our Whitecourt pulp mill is produced and supplied by Industries, pursuant to a contract. See Item 7, Section B, “Related party transactions”.

Government regulation

Environmental matters

Our operations are regulated primarily by the Environmental Protection and Enhancement Act (Alberta), which we refer to as the AEPEA, and the Pulp and Paper Effluent Regulations included within the Fisheries Act (Canada). We have instituted environmental controls to monitor our operations to confirm they are in compliance with regulated parameters of both provincial and federal authorities. Under the AEPEA, the sawmills operate in accordance with the terms of a code of practice that governs environmental aspects of their activities, and the pulp mill operates in accordance with an environmental permit that is due for renewal on or before November 1, 2015. We have initiated the renewal procedure for the pulp mill operating permit and expect to obtain the renewal on a timely basis.

The pulp mill has an extended aeration activated biomass wastewater treatment system. The biomass produced as a waste product from the system is used as a soil conditioner on agricultural lands, and as feedstock at a local biomass-fueled electrical generating station. Wood waste from the Whitecourt pulp mill and sawmill is sent to the same power station, to generate renewable electricity, and wood waste from the Boyle sawmill is sent to a neighboring pulp mill for energy generation. The Fox Creek mill is the only company facility that continues to dispose of its wood waste by incineration; however, we are in the process of implementing a plan for alternative uses of these byproducts and expect to decommission the incinerator in 2016.

The Whitecourt pulp mill is currently developing a bioenergy project that will install anaerobic hybrid digesters in advance of the existing aerobic effluent treatment system, to produce a biogas that will be used to generate renewable energy. In addition to reducing purchased energy costs and allowing for pulp production increases, the project is expected to reduce greenhouse gas emissions, freshwater intake and chemical usage, and improve the quality of treated wastewater discharged to a local river, among other benefits.

All forest areas we harvest are reforested to the standards required under the Timber Management Regulations (Alberta). In the five-year period 2010-2014, we spent $32.6 million on reforestation and as at December 31, 2014, had an accrued liability of $14.6 million for future reforestation.

Climate Change and Emissions Management Act

In 2007, the Province of Alberta passed a revision to the “Climate Change and Emissions Management Act” that sets out intensity-based carbon emission reduction targets. Facilities that release over 50,000 tonnes of CO2 equivalent (CO2e) per year are required to report their emissions but are not currently subject to reduction requirements. Large emitters, defined as those producing more than 100,000 tonnes of CO2e per year, are required to reduce their emission intensity by 12%. In lieu of reductions, organizations can remit to a technology fund the amount of $15 for every tonne of CO2e generated over a specified limit or buy an equivalent amount of provincially-approved offset credits, which normally trade below $15 per tonne.

Our Whitecourt pulp mill releases approximately 75,800 tonnes of CO2e per year, making us responsible for reporting our emissions, though not currently subject to a requirement to reduce the emissions or to pay penalties or purchase offsets in association with them. Our PPA is linked to a coal-fired electricity plant that qualifies as a large emitter, making us responsible for a portion of penalties associated with its CO2e emissions. In 2014, we were responsible for approximately 54,600 tonnes of CO2e emissions associated with the PPA. To address this obligation, we intend to apply offset credits of 54,600 tonnes of CO2e emitted, earned through an energy reduction project conducted in our mill operations and independently verified and registered with provincial authorities.

Forest certification

To provide independent verification of the sustainability of our forest management activities and legality of our timber procurement systems, we have sought certification under several third-party audited, internationally-recognized environmental standards.

In 1995 and 1996, respectively, our Whitecourt and Boyle woodlands operations were certified to FORESTCARE, a comprehensive code of practice developed by the Alberta forest industry and one of North America’s earliest independently-audited forest management standards. In 2005, Whitecourt’s and Boyle’s environmental management systems were certified to the ISO 14001 standard. Our Whitecourt FMA area was certified to the Canadian Standards Association’s CSA-Z809 standard for sustainable forest management in 2006. In 2009, rather than renewing its CSA certification, Whitecourt elected to seek certification to the Sustainable Forest Initiative (SFI) standard, due to its greater compatibility with our tenure system. Our Boyle woodlands operations achieved SFI certification in 2011. All our volume and land-based tenures are now certified to the SFI standard. To satisfy different customer preferences, our Whitecourt and Boyle operations are certified under two international chain-of-custody standards: the Programme for the Endorsement of Forest Certification (PEFC) and the Forest Stewardship Council (FSC). Chain-of-custody certification assesses wood tracking systems to ensure responsible timber sourcing.

Standard	Type	Expiry
Whitecourt
Woodlands
		(includes Fox Creek)	Boyle Woodlands
FORESTCARE	Comprehensive Code of Practices	December 2016	December 2017
ISO 14001	Environmental Management System	January 8, 2018	January 8, 2018
Sustainable Forestry Initiative (SFI)	Sustainable Forest Management	January 8, 2018	January 8, 2018
Programme for the Endorsement of Forest Certification (PEFC)	Chain of Custody	December 2, 2015	December 2, 2015
Forest Stewardship Council (FSC)	Chain of Custody	March 27, 2019	June 7, 2016

Provincial stumpage fees

The Government of Alberta imposes stumpage fees on all timber harvested on government-owned land. The timber on such land is owned by the Province of Alberta, and stumpage fees are a form of harvest tax that is assessed on a market-based fee structure. Under the stumpage system for coniferous timber, the amount of the stumpage fee increases or decreases with the benchmark lumber price of kiln-dried, 2x4, Two-and-Better grade Western SPF. The stumpage system applies to all logs harvested from the Millar Western FMA and Coniferous Timber Quotas. Reduced stumpage rates apply to marginal timber, pulpwood and timber affected by fire or insects. The government’s stumpage system for deciduous timber is also market-based. Stumpage rates do not apply to wood harvested from private lands.

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

Sawmill Operating History

The Whitecourt mill site has been home to a series of sawmills since 1926. In June 2001, we completed construction of our current mill, at a total cost of $42.6 million, which was funded from operating cash flow. This project significantly improved the efficiency of the Whitecourt lumber operation, increased the quality of its products and reduced its manufacturing costs. In 2005-2006, we invested $16.6 million in the addition of a new drying kiln and installation of a small-log line to further increase the efficiency of processing the smaller-diameter logs that are a significant portion of the mill’s total log supply. In addition to the sawmill, our Whitecourt lumber operations comprise four natural-gas-fired drying kilns and a high-speed planer mill.

We acquired the Boyle sawmill assets and related Coniferous Timber Quotas in September 1993. Our post-acquisition capital expenditure program significantly improved the sawmill’s competitiveness and profitability, including doubling its production capacity. Further capital improvements were made in 2004-2005, with the installation of a new drying kiln and a small-log line at a cost of $10.3 million. The Boyle sawmill is a two-line operation that has a 140 mmfbm/year-capacity when operating on two shifts, but is currently running on a single-shift basis. Other major equipment includes two drying kilns and a planer mill.

In August 2007, we purchased lumber manufacturing and timber assets at Fox Creek, including a three-line, 45 mmfbm/year-capacity sawmill, a planer mill, a kiln, log inventory, mobile equipment and 140,000 cubic meters/year of timber in quotas and 65,000 cubic meters/year of timber available through third-party agreements. The total purchase price, funded from operating cash flow, was $22 million, which included log inventory valued at $3 million and mobile equipment and a maintenance shop valued at $1 million, for a net price of $18 million. On August 29, 2008, a fire destroyed most of the sawmill building and its contents, leaving unaffected the mill’s log-handling equipment and other facilities on the mill site, including the planer mill, drying kiln, mobile shop and log inventory. All assets were covered by a fire insurance policy, which included a replacement cost provision.

In July 2010, we commenced construction of a replacement sawmill at Fox Creek. The new sawmill, comprising two production lines capable of producing 120 mmfbm of lumber annually on a one-shift basis, started operation in late 2011, and was optimized over the course of 2012. We also invested in other site upgrades, including new technology in the planer mill to increase yields and lower costs. The total cost of the Fox Creek reconstruction project was approximately $60 million, of which approximately $38 million was provided through an insurance settlement.

Pulp

Our BCTMP mill, located at Whitecourt, Alberta, commenced commercial production in July 1988. The pulp mill was constructed at a cost of approximately $205 million and was designed to produce 210,000 admt per year. Since start up, we have increased the production capacity of the plant by 52%, to 320,000 admt per year, without significant capital investment but through a focus on mill optimization and continuous improvement.

BCTMP Mill Operating History

The mill is a two-line facility that uses heat, mild chemicals and mechanical action to produce totally chlorine-free hardwood (aspen), softwood (SPF), and blended pulps for use in the production of coated and uncoated printing and writing papers, paperboard, specialty paper, tissue and toweling. All hardwood chips used in the pulping process are produced on site, and all the softwood chips are supplied by the Whitecourt sawmill, located on the same site.

We are currently constructing a bioenergy project at the pulp mill. This project will install anaerobic hybrid digesters in advance of the mill’s existing aerobic effluent treatment system, to produce a biogas that will be used to generate renewable energy. In addition to reducing purchased energy costs and allowing for pulp production increases, the project is expected to cut greenhouse gas emissions, reduce freshwater intake and chemical consumption and improve the quality of treated wastewater discharged to a local river, among other benefits. The cost of the project, net of $27.5 million in government grants and a $7.9 million letter of credit recovered from the initial EPC contractor, is expected to be approximately $70.0 million, which we expect to fund through cash from operations and an interim financing arrangement in the amount of $20.2 million. Of the net project costs, $31 million had been spent at December 31, 2014, leaving a balance of approximately $39 million to be funded through cash from operations and interim financing.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Management’s Discussion and Analysis of our financial condition and results of operations (“MD&A”), prepared as of March 4, 2015, is based upon and should be read in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report.

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

A.           Results of Operations

Year ended December 31, 2014, compared to year ended December 31, 2013

The following table sets out our operating and financial results for the periods indicated.

	Year ended December 31,
	2014	2013
	(in millions)

Statements of earnings data:
Revenue	$405.1	$382.9
Cost of products sold	273.9	259.2
Freight and other distribution costs	59.7	53.4
Depreciation and amortization	14.3	14.0
General and administration	18.8	19.1
Other income	(2.7)	(11.9)
Operating earnings	$41.1	$49.1
Foreign exchange loss on borrowings	(20.2)	(14.4)
Finance expenses	(22.1)	(20.9)
Net (loss) income before income taxes	$(1.2)	$13.8
Income taxes expense	4.0	7.2
Net (loss) income	$(5.2)	$6.6
Actuarial (losses) gains, net of tax recovery	(1.4)	0.6
Comprehensive (loss) income	$(6.6)	$7.2

Reconciliation of adjusted EBITDA data:
Net (loss) income for the year	$(5.2)	$6.6
Add/(subtract)
Income taxes expense	4.0	7.2
Foreign exchange loss on borrowings	20.2	14.4
Finance expenses	22.1	20.9
Operating earnings	$41.1	$49.1
Depreciation & amortization	14.3	14.0
Other unrealized expense (income)	2.0	(6.8)
Adjusted EBITDA	$57.4	$56.3

Other data:
Average exchange rate (US$/C$1.00)[1]	0.906	0.971
Period end exchange rate (US$/C$1.00)	0.862	0.940

(1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Improved economic and market conditions, strong operational performance and the impacts of a weaker Canadian dollar were reflected in our results for 2014. At $405.1 million, revenue was up $22.2 million, or 5.8%, from the previous year, driven by a 6.7% decline in average value of the Canadian dollar relative to the U.S. currency in which the majority of our lumber and pulp sales are denominated.

Cost of products sold rose in 2014, primarily due to higher fiber costs in our lumber segment and higher net power costs in our pulp segment. Freight and other distribution costs were also higher, reflecting increased rail and ocean transport charges, as well as a change to the transaction terms on a portion of our lumber sales. In 2014, we initiated a program to sell more lumber on a delivered basis, as opposed to a mill basis, resulting in a sharp increase in freight costs that was offset by a corresponding increase in revenue.

The contribution made by other income declined in 2014, reflecting smaller gains on commodity derivative contracts in the period. The depreciation of the Canadian dollar contributed to a foreign-exchange gain on working capital balances, which was partially offset by losses on foreign-exchange hedge contracts.

The net effect of these variances, and particularly the difference in contribution from commodity derivative contracts, was a decrease in operating earnings to $41.1 million from $49.1 million in 2013.

Our US$210 million in long-term debt was translated at the exchange rate of US$0.862/C$ 1.00 on December 31, 2014, compared to US$0.940/C$ 1.00 at December 31, 2013, resulting in a foreign-exchange loss of $20.2 million in the period. A $1.2 million increase in financing expenses for 2014 was also attributable to the Canadian dollar’s decline.

We realized a net loss before taxes of $1.2 million, compared to net income of $13.8 million in the previous year. The year’s results were subject to income tax at a statutory rate of 32%, consistent with the rate applied in 2013. The effective tax rate for 2014 varied from the statutory rate because of the manufacturing and processing profits deduction, the non-taxable portion of the unrealized exchange loss on debt, the non-taxable portion of capital gains and the effect of future income-tax rate reductions.

After a provision for income tax expense of $4.0 million, we recorded a net loss of $5.2 million in 2014, compared to net income of $6.6 million recorded in 2013.

Adjustments through comprehensive income are actuarial valuation changes that are presented net of income tax provision in accordance with IAS 19R. These adjustments resulted in a comprehensive loss of $6.6 million for the current year, compared to comprehensive earnings of $7.2 million in 2013.

Lumber

	Year ended December 31,
	2014	2013

Production (total sawmill)-SPF-mmfbm	533.9	530.2
Production (dressed lumber)-SPF-mmfbm	463.3	468.0
Shipments -SPF-mmfbm	529.1	524.2
Benchmark price -SPF#2&Better-US$ per mfbm	$350	$356

Revenue - millions	$207.2	$191.6
Cost of products sold - millions	152.1	141.9
Freight and other distribution costs - millions	15.8	11.5
Other realized income - millions	(2.4)	(3.8)
Adjusted EBITDA - millions	$41.7	$42.0
Adjusted EBITDA margin - %	20%	22%

Other unrealized (expense) income - millions	(0.8)	7.1
Depreciation & amortization - millions	(6.8)	(6.7)
Operating earnings - millions	$34.1	$42.4

Capital expenditures - millions	$5.0	$2.1

The U.S. housing market continued its slow recovery in 2014, with housing starts averaging just over 1 million units per year. Despite a modest 1.7% drop in the U.S.-dollar-denominated average benchmark price, lumber segment revenue rose 8.1% year-over-year, reflecting the impacts of the decrease in the relative value of the Canadian dollar and a change in sales terms on a portion of sales. Lumber pricing peaked in the first quarter, in line with normal, seasonal demand, before falling in the second quarter, as transportation issues related to rail service and a disruption at the Port of Vancouver were resolved and higher volumes were shipped to the market. Supply and demand came back into balance early in the third quarter, and prices recovered steadily through the remainder of the year. Lumber pricing was much less volatile in 2014 than in the previous year, ranging from a high of US$376/mfbm to a low of US$310/mfbm, compared to a range of US$408-US$295/mfbm in 2013.

We continued to see strong operating performance at all three sawmills through 2014, with lumber production up 3.7 mmfbm compared to 2013 and shipments rising to 529.1 mmfbm, a new company record. At $152.1 million, segment cost of products sold rose $10.2 million, or 7.2%, from 2013. This increase was the result of both higher shipment volumes and pressure on fiber costs, which in turn reflected longer hauling distances associated with both our normal harvest-area rotation and Alberta’s mountain pine beetle management strategy.

Freight and other distribution costs were up sharply in 2014. While also reflecting higher rail and trucking fees, the rise was primarily due to our shift from mill-basis to delivered-basis terms of sale on a portion of our output, and was therefore largely offset by higher revenues.

Strong lumber prices in the first quarter provided us an opportunity to enter into commodity derivative contracts as a hedge against price exposure through the balance of the year. These lumber hedges provided a benefit of just over $1.5 million in realized gains in 2014, recorded in other realized income, which was lower than the $3.0 million realized in 2013. We continue to recognize the strategic value of defensive hedging on major inputs and, when appropriate, on product sales; however, our hedging activities are limited to our capacity for physical consumption or production of goods and are not entered into for speculative purposes.

The lumber segment posted Adjusted EBITDA of $41.7 million in 2014, compared to $42.0 million in 2013. Operating earnings of $34.1 million were $8.3 million lower than the prior year’s, with the difference due to an unrealized gain associated with commodity derivative contracts in 2013.

Segment capital expenditures of $5.0 million in 2014 included $1.5 million spent to acquire timber quotas. The balance of $3.5 million was limited to maintenance-of-business spending, which was higher than 2013 maintenance-of-business expenditures of $2.1 million.

Pulp

	Year ended December 31,
	2014	2013

Production-madmt	329.7	321.0
Shipments -madmt	319.4	330.7
Benchmark price - NBSK, US$ per admt	$1,024	$941
Benchmark price - BEK, US$ per admt	$744	$793

Revenue - millions	$197.5	$190.9
Cost of products sold - millions	121.8	117.3
Freight and other distribution costs - millions	43.9	41.8
Other realized income - millions	(2.3)	(0.9)
Adjusted EBITDA - millions	$34.1	$32.7
Adjusted EBITDA margin - %	17%	17%

Other unrealized expense - millions	(1.2)	(0.2)
Depreciation & amortization - millions	(7.3)	(7.1)
Operating earnings - millions	$25.6	$25.4

Capital expenditures - millions	$23.6	$6.7

The general pulp market got off to a cautious start in 2014, as new hardwood kraft mills in South America started producing and shipping pulp in the first quarter. As expected, hardwood kraft prices were under pressure in the first half of the year before starting to recover in the second half. Softwood kraft pricing was better than expected in 2014, rising on strong demand and no significant increases in supply. BCTMP prices were strong in the first half, as Chinese board producers built inventory, but weakened in the second half, as board producers curtailed production in response to reduced demand and falling domestic prices for their product. Prices continue to be under pressure in the first quarter of 2015 as demand remains weak and customers draw down inventories.

Our pulp segment had an exceptional year operationally, with the Whitecourt pulp mill producing 329.7 madmt, easily surpassing its previous record of 321.2 madmt, recorded in 2011. At 319.4 madmt, shipments lagged production, with the resulting inventory increase reflecting weakening demand and delayed vessel departures in the fourth quarter. While shipments were down, per-unit sales realizations rose 7.1% on exchange impacts, and revenue of $197.5 million was 3.5% higher than the previous year.

Segment cost of products sold increased by $4.5 million, or 3.8%, from 2013 on higher net power costs, which reflect a combination of power pool pricing, transmission costs, and contributions from our power management program. Although average power pool pricing in Alberta was lower in 2014, decreased volatility in the market price limited the contribution made by our pulp mill’s energy management program, which was down 58% compared to 2013. The pulp segment continued to focus on operating efficiency and, as a result of increased production volumes, reduced per-unit operating costs by 3.8%.

Freight and other distribution costs were 5.0% higher in the period, due to higher rail and ocean freight rates, as well as costs associated with the first-quarter service disruption at the Port of Vancouver.

Other realized income of $2.3 million for the period reflected foreign-exchange gains on working capital balances, and was higher than the income of $0.9 million in 2013.

In 2014, pulp segment power costs were reduced by $5.8 million below market rates, due to the contribution of our power purchase rights. Based on per-segment consumption, 94% of the benefit of the power purchase rights was allocated to the pulp segment, and the balance used to offset power costs in the lumber segment. By comparison, power purchase rights reduced costs by $20.5 million to the pulp segment in 2013, with the greater contribution in 2013 reflecting higher power-pool pricing and volatility.

The result of all contributing factors was segment Adjusted EBITDA of $34.1 million, 4.3% higher than the $32.7 million achieved in 2013. After recording an unrealized expense of $1.2 million related to losses on forward-exchange contracts, and depreciation and amortization of $7.3 million, the segment recorded operating earnings of $25.6 million in 2014, consistent with earnings of $25.4 million in 2013.

Capital expenditures of $23.6 million were higher than the $6.7 million recorded in 2013; these figures included $21.6 million and $4.6 million, respectively, for the mill’s bioenergy effluent project (BEP), with the balance in both years representing maintenance-of-business activities. We expect BEP expenditures in 2015 to be $39.2 million, funded through $31.0 million in cash from operations and $8.2 million in interim financing.

Corporate and other

	Year ended December 31,
	2014	2013
	(in millions)

Revenue	$0.4	$0.4
General & administration	18.8	19.1
Other realized income	-	(0.2)
Adjusted EBITDA	$(18.4)	$(18.5)
Depreciation & amortization	(0.2)	(0.2)
Operating loss	$(18.6)	$(18.7)

Capital expenditures	$0.4	$1.0

Revenue for the corporate and other segment was generated primarily from fees billed to our parent company for administrative services. Corporate revenue was unchanged, year to year, at $0.4 million.

The corporate and other segment recorded negative Adjusted EBITDA of $18.4 million in 2014, compared to the $18.5 million loss posted in 2013.

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

Lumber

	Year ended December 31,
	2013	2012

Production (total sawmill) - SPF – mmfbm	530.2	515.1
Production (dressed lumber) - SPF - mmfbm	468.0	459.8
Shipments - SPF - mmfbm	524.2	519.9
Benchmark price - SPF#2&Better - US$ per mfbm	$356	$298

Revenue - millions	$191.6	$153.9
Cost of products sold - millions	153.4	142.4
Inventory valuation adjustments - millions	-	(1.9)
Other realized (income) expense - millions	(3.8)	0.6
Adjusted EBITDA - millions	$42.0	$12.8
Adjusted EBITDA margin - %	22%	8%

Other unrealized income (expense) - millions	7.1	(6.8)
Depreciation & amortization - millions	(6.7)	(6.6)
Operating earnings (loss) - millions	$42.4	$(0.6)

Capital expenditures - millions	$2.1	$4.9

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

Results of Operations – Fourth Quarter of 2014

The following table sets out our operating and financial results for the periods indicated.

	Three months ended
	Dec. 31/14	Sep. 30/14	Dec. 31/13
	(in millions)

Statements of earnings data:
Revenue	$93.5	$104.0	$91.3
Cost of products sold	63.3	74.2	62.3
Freight and other distribution costs	14.2	15.5	13.0
Depreciation and amortization	3.6	3.6	3.5
General and administration	5.1	4.0	5.7
Other expense (income)	0.8	(2.6)	(0.9)
Operating earnings	$6.5	$9.3	$7.7
Foreign exchange loss on borrowings	(8.4)	(11.1)	(7.0)
Finance expenses	(5.4)	(5.7)	(5.2)
Net loss before income taxes	$(7.3)	$(7.5)	$(4.5)
Income taxes (recovery) expense	(0.3)	0.7	0.8
Net loss	$(7.0)	$(8.2)	$(5.3)
Actuarial (losses) gains, net of tax recovery	(1.4)	-	0.6
Comprehensive loss	$(8.4)	$(8.2)	$(4.7)

Reconciliation of adjusted EBITDA data:
Net loss	$(7.0)	$(8.2)	$(5.3)
Add (subtract)
Income taxes expense (recovery)	(0.3)	0.7	0.8
Foreign exchange loss on borrowings	8.4	11.1	7.0
Finance expenses	5.4	5.7	5.2
Operating earnings	$6.5	$9.3	$7.7
Depreciation and amortization	3.6	3.6	3.5
Unrealized other expense (income)	3.4	(2.1)	(0.2)
Adjusted EBITDA	$13.5	$10.8	$11.0

Other data:
Average exchange rate (US$ per C$1.00)[1]	0.881	0.918	0.953
Period end exchange rate (US$ per C$1.00)	0.862	0.893	0.940

(1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

We recorded revenue of $93.5 million for the fourth quarter of 2014, down from the $104.0 million reported in the third quarter, as lower lumber and pulp shipments more than offset higher per-unit sales realizations in both segments. The quarter’s revenue was slightly improved over the $91.3 million posted in the fourth quarter of 2013, however, primarily due to exchange-rate effects and higher lumber shipment volumes.

Cost of products sold was down from the previous quarter, reflecting lower shipments, but up from the same period of 2013, due primarily to increased fiber costs. General and administration cost of $5.1 million for the quarter was higher than the previous quarter, but down from the fourth quarter of 2013, largely reflecting differences in the profit-sharing provision.

We recorded $0.8 million in other expense in the quarter, due mainly to losses on currency hedges; this compared to other income of $2.6 million in the third quarter of 2014 and $0.9 million in the fourth quarter of 2013, which had included foreign-exchange gains on working-capital balances and commodity-derivative contracts.

The result for the quarter was operating earnings of $6.5 million, which was lower than both comparable periods. We recorded a foreign-exchange loss of $8.4 million on the value of our U.S.-dollar-denominated debt, reflecting the continued weakening of the Canadian dollar.

After a provision for income-tax expense of $0.3 million, we recorded a net loss of $7.0 million for the quarter, as compared to net losses of $8.2 million and $5.3 million in the third quarter of 2014 and the fourth quarter of 2013, respectively.

Adjustments through comprehensive income are actuarial valuation changes that are presented net of income tax provision in accordance with IAS 19R. These adjustments resulted in a comprehensive loss of $8.4 million for the current quarter, compared to comprehensive losses of $8.2 million and $4.7 million for the third quarter of 2014 and the fourth quarter of 2013, respectively.

Lumber

	Three months ended
	Dec. 31/14	Sep. 30/14	Dec. 31/13
	(in millions)

Production (total sawmill) - SPF - mmfbm	130.6	136.5	129.8
Production (dressed lumber) - SPF - mmfbm	114.5	121.2	116.9
Shipments - SPF - mmfbm	129.0	137.8	121.3
Benchmark price - SPF#2&Better - US$ per mfbm	$340	$356	$370

Revenue	$50.6	$53.0	$46.1
Cost of products sold	35.3	42.2	34.1
Freight and other distribution costs	4.2	4.0	3.4
Other realized (income) expense	(1.0)	0.1	(0.2)
Adjusted EBITDA	$12.1	$6.7	$8.8
Adjusted EBITDA margin - %	24%	13%	19%

Other unrealized (expense) income	(1.4)	0.8	-
Depreciation and amortization	(1.7)	(1.7)	(1.6)
Operating earnings	$9.0	$5.8	$7.2

Capital expenditures	$1.1	$1.1	$0.3

Although the average benchmark price fell from both comparable periods, per-unit sales realizations rose as a result of the depreciation of the Canadian dollar. Shipments fell compared to the third quarter, mostly related to the normal, seasonal reduction in sales activity toward year-end, but were higher than in the same period in 2013.

Production of 130.6 mmfbm was lower than third-quarter output of 136.5 mmfbm, reflecting a reduced number of operating days due to the holiday season, but was essentially unchanged from the same quarter of 2013.

Revenue was lower in the period compared to the third quarter, as lower shipments more than offset higher per-unit sales realizations, but was higher than the fourth quarter of last year, on higher shipment volumes and sales realizations. Cost of products sold varied from both comparable periods, due to changes in shipment volumes. On a per-unit basis, cost of products sold was similar to the fourth quarter of last year but down from the third quarter of 2014, which had included an adjustment to the costs of logs received from a third party through a long-term exchange agreement.

Other realized income of $1.0 million in the quarter represented an exchange gain on working capital associated with the weakening Canadian dollar. This compared to other realized expense of $0.1 million in the third quarter, which reflected a small loss on commodity derivative contracts.

Our lumber segment generated $12.1 million in Adjusted EBITDA during the fourth quarter, which was higher than both the previous quarter and the fourth quarter of 2013. Depreciation and amortization were virtually unchanged from comparable periods, and we recorded operating earnings of $9.0 million in the quarter.

Capital expenditures of $1.1 million in the quarter were limited to maintenance-of-business activities.

Pulp

	Three months ended
	Dec. 31/14	Sep. 30/14	Dec. 31/13
	(in millions)

Production - madmt	78.7	84.7	81.1
Shipments - madmt	69.8	84.8	77.0
Benchmark price - NBSK, US$ per admt	$1,025	$1,030	$983
Benchmark price - BEK, US$ per admt	$738	$723	$772

Revenue	$42.8	$50.9	$45.1
Cost of products sold	28.0	32.0	28.2
Freight and other distribution costs	10.0	11.5	9.6
Other realized (income) expense	(1.6)	(0.6)	(0.4)
Adjusted EBITDA	$6.4	$8.0	$7.7
Adjusted EBITDA margin - %	15%	16%	17%

Other unrealized (expense) income	(2.0)	1.3	0.2
Depreciation and amortization	(1.9)	(1.8)	(1.8)
Operating earnings	$2.5	$7.5	$6.1

Capital expenditures	$16.4	$7.0	$0.1

Our pulp mill continued to operate well, but production volumes fell quarter-to-quarter, as the mill conducted its annual maintenance shutdown during the period. Shipments declined compared to both prior periods, due to a general slowdown in the Chinese market and a delay in vessel departures resulting from congestion at the Vancouver port. Operating difficulties experienced with the aerobic effluent treatment system in early 2015 will reduce production by approximately 5,000 admt, and shipments will continue to come under pressure from issues at the port.

Though per-unit sales realizations rose in the quarter, reflecting currency impacts, segment revenue decreased compared to both prior quarters, due to lower shipments. At $28.0 million, cost of products sold was lower than the third quarter on the decreased shipments, but virtually unchanged from the fourth quarter of 2013. Freight and other distribution costs were also down from the previous quarter, due to the lower volumes. Freight costs are paid almost exclusively in U.S. dollars, and the increase in per-unit costs compared to other quarters reflected exchange-rate effects.

After a $1.6 million realized gain on U.S.-dollar-denominated working-capital changes, the segment recorded $6.4 million in Adjusted EBITDA in the fourth quarter of 2014, which was down from both comparable quarters’ earnings. Having accounted for unrealized losses associated with currency hedges and for depreciation and amortization, the segment posted operating earnings of $2.5 million in the quarter.

The segment’s fourth quarter capital expenditures of $16.4 million comprised $15.9 million related to the BEP and $0.5 million for maintenance-of-business activities.

Corporate and other

	Three months ended
	Dec. 31/14	Sep. 30/14	Dec. 31/13
	(in millions)

Revenue	$0.1	$0.1	$0.1
General and administration	5.1	4.0	5.7
Other realized (income)	-	-	(0.1)
Adjusted EBITDA	$(5.0)	$(3.9)	$(5.5)
Depreciation and amortization	-	(0.1)	(0.1)
Operating loss	$(5.0)	$(4.0)	$(5.6)

Capital expenditures	$0.1	$0.1	$-

Our corporate and other segment recorded negative Adjusted EBITDA of $5.0 million for the quarter, with the change from comparable quarters primarily reflecting changes in the profit sharing provision.

B.           Liquidity and Capital Resources

Liquidity and Capital Resources for 2014 compared to 2013

Summary of Financial Position

	As at December 31,
	2014	2013
	(in millions)

Cash	$47.4	$47.2
Restricted cash	-	8.0
Current assets	190.0	178.6
Current liabilities	60.1	59.3
Ratio of current assets to current liabilities	3.2	3.0
Financial liabilities - borrowings	$262.4	$237.4
Shareholder's equity	69.4	78.3

We ended 2014 with $47.4 million in cash and no restricted cash, as the letter of credit that had been in place at the end of 2013 was converted to cash and used to fund ongoing capital expenditures associated with the BEP.

Cash from operations was more than sufficient to meet required investments in working capital, the interest payments on our long-term debt and capital expenditures during the year, which included $21.6 million for the BEP.

In 2014, we renewed our $50 million revolving credit facility, extending the expiration to July 15, 2018. The facility is subject to a borrowing formula based on our levels of inventory and accounts receivable. On December 31, 2014, the amount available under the facility was $50.0 million, with $3.8 million committed to letters of credit.

Based on our current level of operations, we believe that our existing cash balance and availability under our revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, normal capital expenditures and working capital needs over the next 12 months. We are obligated to make two scheduled interest payments of $US8.9 million on April 1, 2015, and October 1, 2015, and the Canadian-dollar value of the payments will be dependent upon the exchange rate at the time of payment.

In addition to normal capital expenditures, we also expect to spend $39.2 million to complete the BEP project, which will be funded through cash from operations and interim financing in the amounts of $31.0 million and $8.2 million, respectively. We expect that cash from operations, our current cash balance and availability under our revolving credit facility will also be sufficient to meet these obligations. However, our future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors beyond our control, including the factors discussed in Item 3, “Risk Factors”.

Selected Cash Flow Items

	Year ended December 31,
	2014	2013
	(in millions)
Selected cash flow items
Operating activities:
Cash provided by operating activities	$57.7	$55.1
Net reforestation	0.7	(1.8)
Net change in non-cash working capital items	(14.0)	(12.1)
	44.4	41.2
Investing activities:
Additions to property plant and equipment	(24.4)	(21.5)
Receipt of government grants	1.5	15.3
Proceeds on Fox Creek insurance claim	-	-
Increase in restricted cash	-	7.0
Other	0.1	-
	(22.8)	0.8
Financing activities:
Increase in borrowings	4.0	11.6
Repayment of borrowings	(1.2)	(9.1)
Finance expenses paid	(22.0)	(20.5)
Dividends	(2.2)	(1.5)
	(21.4)	(19.5)

Increase (decrease) increase in cash	$0.2	$22.5

Opening Cash	$47.2	$24.7
Closing Cash	$47.4	$47.2

Cash and cash equivalents	$47.4	$47.2
Restricted cash	-	8.0
Total cash	$47.4	$55.2

We generated $44.4 million in cash from operations in 2014, an increase from the $41.2 million provided in 2013, reflecting higher revenues associated with a weakening Canadian dollar and increased lumber shipments.

Working capital used $14 million in 2014, up from $12.1 million in 2013, with the difference attributed to higher pulp inventories.

Financing activities in 2014 were related to the receipt of $4.0 million in interim BEP financing and dividend payments of $2.2 million. Repayment of borrowings represented payments on our power purchase loans. Borrowings in 2013 consisted of a first-quarter draw of $8.0 million against our revolving credit facility and the receipt of $3.6 million in interim BEP financing; repayment of borrowings in that period reflected full repayment of the revolving credit facility and principal payments on the power purchase loans.

Finance expenses paid were $1.5 million higher in 2014 due to the decline in the Canadian dollar.

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

Based on our current level of operations, we believe that our existing cash balance and availability under our revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, normal capital expenditures and working capital needs over the next 12 months. However, our future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors beyond our control, including the factors discussed in Item 3, “Risk Factors.”

C.           Research and Development

We did not conduct significant research and development activities in 2014.

D.           Trend Information

The North American lumber market remained relatively strong through 2014, as the U.S. housing market continued to slowly strengthen and Asian demand remained consistent with 2013 levels. The market was characterized by reduced volatility compared to recent years, with benchmark prices ranging only from a high of US$376/mfbm to a low of US$310/mfbm. Consistently strong pricing meant that no export charges were imposed under the Softwood Lumber Agreement in 2014. Given pricing trends, SLA export charges are not expected to have a significant impact on revenues in 2015.

The beginning of 2013 marked the first phase of what some analysts believe will be a sustained period of price improvement for lumber. This outlook is based, in part, on expectations of increased demand from the U.S., as the American housing market recovers and the renovation and remodeling market maintains a steady pace, and of continued demand from China. It is also supported on the supply side, given that lumber capacity increases are expected to be constrained by the effects of the mountain pine beetle infestation on available merchantable timber in British Columbia. Though we generally agree with this outlook and expect these demand and supply trends to continue through 2015 and into 2016, our forecast is tempered by regional variations in the U.S. housing recovery, the potential for increased supply from the southern U.S., the lack of predictability in Chinese buying patterns and the unsteady nature of current global economic conditions. We expect pricing to be more volatile in 2015, as transportation infrastructure may struggle to deal with increasing demand, and the market may face uncertainty surrounding the SLA, which is scheduled to expire in the fourth quarter.

In 2014, the pulp market was affected by the start-up of two new hardwood kraft mills in South America, which upset the supply/demand balance in the short term and put pressure on pricing. Softwood kraft producers enjoyed good market conditions, as demand was firm and no significant new capacity was added. The hardwood BCTMP market was strong in the first half of 2014, as two large paperboard producers in China built inventory in anticipation of their start-up of new capacity. This resulted in a divergence between the hardwood kraft and BCTMP markets, with BCTMP selling at a premium for several months. Softwood BCTMP markets were under pressure for most of 2014, reflecting increased supply from new production capacity in New Zealand and Europe.

The pricing outlook for the overall pulp market in the year ahead is expected to be challenging for producers, as the growth in Chinese demand slows and the printing and writing segment of the market continues to decline. Hardwood kraft pricing has been relatively strong in the fourth quarter of 2014 and first quarter of 2015, as buyers have taken advantage of significant discounts versus softwood pricing to substitute grades to the extent possible. This strength is expected to be short-lived, with Chinese demand continuing to slacken and hardwood prices are generally forecast to weaken into the second quarter before starting to recover later in the year. Softwood kraft pricing is also under pressure, as supply has risen on fewer-than-normal maintenance shutdowns and demand has fallen on slower purchasing by Chinese traders.

BCTMP prices are also expected to come under pressure, with Chinese demand slowing and customers working through inventories. Current prices are at levels that have historically signified the bottom of the market, where domestic Chinese pulp producers will curtail capacity as prices fall below their marginal cost of production. The currencies of BCTMP-producing countries have all declined sharply early in 2015, and the market is expected to be volatile as U.S.-dollar pricing adjusts to the relative currency values and declining demand. We expect both hardwood and softwood BCTMP grades to weaken through the first and second quarters, before a supply response from high-cost producers can help prices recover in the second half of 2015.

Operationally, we expect our lumber facilities to continue to run at operating rates similar to those achieved in 2014, with production of approximately 530 million board feet. The pulp mill is expected to produce approximately 316,000 tonnes, down from the record level of 329,700 tonnes in 2014, as the BEP commissioning scheduled to be conducted during the third quarter is expected to affect mill output.

E.           Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements, apart from $3.8 million committed for standby letters of credit under our revolving credit facility.

F.           Tabular Disclosure of Contractual Obligations

The table below summarizes the Company’s contractual obligations (1)(4) as at December 31, 2014.

	Payments due by period
	(in millions)
					More
		Less	1-2	3-5	than
	Total	than 1 year	years	years	5 years

Long-term debt	$266.9	$1.4	$3.5	$11.7	$250.3
Fixed-rate interest (2)	$136.3	$22.5	$22.3	$65.2	$26.3
Power purchase rights (3)	$128.8	$20.3	$20.4	$65.4	$22.7

Total	$532.0	$44.2	$46.2	$142.3	$299.3

(1)

Contractual obligations are stated as undiscounted amounts and are agreements related to debt, leases and enforceable agreements to purchase goods or services on specified terms but do not include reforestation obligations, accounts payable in the ordinary course of business or contingent amounts payable.

(2)	Based on annual interest of US$17.9 million converted at a rate of US$0.8620/C$1.00.
(3)	Does not include anticipated revenues from the sale of power supplied under the power purchase rights.
(4)	Our net pension liability of $2.9 million is not included as we are uncertain about the timing and amount of liability.

G.           Safe Harbor

See “Special Note Regarding Forward-Looking Statements”.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Officers

The following table sets forth certain information with respect to our directors and executive officers.

		Years of
		Industry
Name	Age	Experience	Position
James B. Millar	74	52	Co-Chairman and Director
H. MacKenzie Millar	68	45	Co-Chairman and Director
J. Craig Armstrong	63	41	President, Chief Executive Officer and Director
Carol Cotton, CA	57	27	Senior Vice- President
Ronald J. Reis, PEng	61	40	Senior Vice- President, Pulp
David Anderson, MBA	41	18	Vice-President, Finance & Business Development
Stefan Demharter	53	32	Vice-President, Wood Products
Brian McConkey	50	26	Vice-President, Human Resources
Robert J. Turner, QC (2)	68		Secretary, General Counsel and Director
Gordon J. Clanachan (1)(3)	60		Director, Audit Committee Chair
Donald R. Ching (1)(2)(3)	73		Director
W. Kenneth Davidson (3)	64		Director
Douglas G. Hall (1)(2)(3)	65		Director

(1)	Member of Audit Committee
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

David Anderson, MBA, has served as Vice-President, Finance and Business Development, since April 2014. Prior to this, Mr. Anderson had served as Manager, Lumber Sales, and Manager, Pulp Sales, since joining Millar Western in 2005, and had previously held positions in another forest products company. Mr. Anderson holds a Bachelor of Science in Forestry degree and a Master’s in Business Administration degree.

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

Robert J. Turner, QC, has served as our Secretary, General Counsel and a Director since September 1997. Mr. Turner is a Consultant of Dentons Canada LLP, a law firm. Mr. Turner has a Bachelor of Commerce degree from the University of Calgary and a Bachelor of Laws degree from the University of Alberta.

Gordon J. Clanachan, FCA, ICD.D, was appointed a director in August 2014, and serves as the chair of our audit committee. Previously President and CEO of RaiLink Ltd. and a Senior Manager of Price Waterhouse, Mr. Clanachan has served on boards including Melcor Developments Ltd., Chandos GP Corp., the Edmonton Pip Industry Pension Plan, the University of Alberta and the Edmonton Regional Airports Authority. A graduate of Glasgow University, Mr. Clanachan is a member of the Institute of Chartered Accountants of Scotland, the Institute of Corporate Directors and the Canadian Institute of Chartered Accountants, and has been designated a Fellow of Chartered Accountants by the Institute of Chartered Accountants of Alberta.

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

W. Kenneth Davidson, MBA, was appointed a Director in September 1997. Mr. Davidson is an independent consultant, and was previously Co-Chief Executive Officer of Gordon Capital Corporation, from 1996 to 2001. Before that, he spent 20 years with the Canadian Imperial Bank of Commerce, serving as Executive Vice-President, Risk Management, for the last five years of his term. Mr. Davidson holds Bachelor of Science degrees in Mathematics and Business, both from Concordia University, and a Master’s in Business Administration degree from McMaster University. Mr. Davidson also serves as a director of Vermillion Energy Inc.

Douglas G. Hall was appointed a Director in March 1999. Mr. Hall, a corporate director, was a Managing Director of RBC Dominion Securities for 25 years. Mr. Hall has a Master’s in Business Administration degree from the University of Western Ontario and a Bachelor of Arts degree from Queen’s University and is a Chartered Financial Analyst. Mr. Hall also serves as a director of Pattern Energy Group, NexC Partners, Purpose Investments, Stanfield's and Southwest Properties.

Certain of our directors and officers are also directors and officers of Industries and are therefore in positions involving possible conflicts of interest. Specifically, James B. Millar, Co-Chairman and a Director, is also Chairman, Chief Executive Officer and a Director of Industries; H. MacKenzie Millar, Co-Chairman and a Director, is also the President and a Director of Industries; J. Craig Armstrong, President and Chief Executive Officer and a Director, is also Executive Vice-President of Industries; Carol Cotton, Senior Vice-President, is also Senior Vice-President and Chief Financial Officer of Industries, and Robert J. Turner, Secretary, General Counsel and a Director, is also Secretary and General Counsel of Industries. Our directors and officers are subject to fiduciary obligations to act in our best interests. Individuals who are directors and officers of both Millar Western and Industries have agreed with us that they will dedicate a substantial majority of their time to us in order to perform their duties as our directors and officers.

B.           Compensation

Executive officers are appointed annually and serve at the discretion of the Board of Directors. The aggregate amount of compensation we paid to all directors and officers as a group, for services in all capacities in 2014, was $6.0 million.

Our policy provides that each non-employee director is entitled to receive an annual fee of $22,000 and a fee of $1,500 for each board or committee meeting attended. The chair of the Audit Committee of the Board of Directors is entitled to an additional $10,000 per annum, and the chair of each other committee is entitled to an additional fee of $5,000 per annum. The total compensation paid to non-employee directors for the year ended December 31, 2014, was $0.1 million.

We do not have a stock incentive plan and have never granted stock appreciation rights to any of our directors, officers or employees. We maintain a defined contribution pension plan for all of our employees. The aggregate amount that we contributed to the pension plan on behalf of the employees in 2014 was $2.7 million, of which $0.1 million represented contributions on behalf of our officers. All of our employees are entitled to participate on a voluntary basis in a retirement savings plan, or RSP, under which we match each employee’s RSP contribution up to a fixed amount. The aggregate amount of matching RSP contributions paid by us in 2014 was $1.0 million, of which less than $12,000 represented matching contributions on behalf of our officers.

On January 1, 2000, we established a supplementary defined benefit pension plan for our executives and certain key employees. Under this plan, participants will be entitled to a target level of retirement benefits in combination with the Canada Pension Plan and our other Registered Pension Plans. The aggregate amount that we contributed to the supplementary pension plan on behalf of the participants was $1.0 million in 2014.

Employee Profit Sharing Plan

All full-time employees participate in a profit sharing plan that distributes to employees on an annual basis a percentage of earnings before income taxes and unusual items, such as unrealized exchange gains or losses on debt. The percentage of such earnings set aside for distribution under the employee profit sharing plan is reviewed annually. For the years ended December 31, 2014, 2013, 2012, 2011and 2010, the amount of such earnings set aside for distribution was $2.5 million, $3.2 million, nil, $0.4 million, and $1.1 million, respectively.

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

The Audit Committee of the Board of Directors currently consists of three independent directors: Gordon J. Clanachan, Donald R. Ching and Douglas G. Hall. The Audit Committee is responsible for reviewing our financial statements and our internal controls, reviewing the work of our independent auditors, monitoring other financial matters and making recommendations for approval in respect thereof to the Board of Directors.

The Executive Compensation Committee currently consists of three members: Douglas G. Hall, Donald R. Ching and Robert J. Turner. The Executive Compensation Committee is responsible for reviewing compensation levels of senior management and other executive compensation matters.

D.           Employees

As of December 31, 2014, we had 653 full-time employees, all of whom were non-unionized.

Location	Employees (1)
Corporate office (Edmonton)	54
Whitecourt pulp mill	129
Whitecourt sawmill	279
Boyle sawmill	87
Fox Creek sawmill	72
Woodlands (Whitecourt, Fox Creek, Boyle)	32
Total	653

(1) Does not include part-time or seasonal employees.

In addition, we employed independent contractors to provide logging, trucking, road building and forest regeneration services.

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

B.           Related Party Transactions

On May 13, 1998, we, Industries, and certain of our executive officers entered into certain agreements, covering non-competition, trademark licensing, corporate services, and magnesium sulphate supply. Management believes that such agreements are equivalent to those that could have been negotiated with unaffiliated, third parties.

Services Provided by Directors

Robert J. Turner, Secretary, General Counsel and a Director of Millar Western, is a consultant at the law firm of Dentons LLP (formerly Fraser Milner Casgrain LLP), which received fees of $165,000, $226,000 and $210,000 for general corporate legal advice provided to us in 2014, 2013 and 2012, respectively. Such compensation did not exceed 5% of the revenues of Dentons during 2014, 2013 or 2012.

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

	Changes in realized	Estimated impact on
	price (1)	operating earnings (2)
		(millions)

Pulp (3)	US$50/admt	$16.0
Lumber (4)	US$50/mfbm	$26.0

(1)	Assumed exchange rate of US$1.00 = C$1.00.
(2)	Before impact of profit sharing plan.
(3)	Based on annual shipments of 320 madmt.
(4)	Based on annual shipments of 520 mmfbm.

B.           Foreign Exchange

We sell the majority of our products (67% of 2014 revenue, 66% of 2013 revenue and 67% of 2012 revenue) in U.S. dollars. Consequently, the value of the Canadian dollar versus the U.S. dollar has a major impact on our revenue and profitability. The value of the Canadian dollar was US$0.8620 at December 31, 2014, compared to US$0.9402 at December 31, 2013, and US$1.0051 at December 31, 2012.

The impact on earnings of fluctuations in currency rates is partially offset by the corresponding fluctuations in our debt-service payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, we periodically enter into foreign-exchange forward contracts. We do not use any instruments to manage our exposure to changes in foreign-currency rates with respect to the principal value of our U.S.-dollar-denominated debt. We do not hold or issue foreign-currency financial instruments for trading purposes. Based on sales revenue for the year ended December 31, 2014, the effect of a US$0.01 change in the value of the Canadian dollar over the course of the year would affect operating earnings by approximately $2.5 million.

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

Management’s Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

Attestation Report of the Registered Public Accounting Firm. This annual report does not include a report of our independent auditor regarding our internal control over financial reporting due to our not being an “accelerated filer” or a “large accelerated filer”, as such terms are defined in Rule 12b-2 under the Exchange Act.

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

ITEM 16

A.           AUDIT COMMITTEE FINANCIAL EXPERT

Gordon J. Clanachan is an audit committee financial expert and is independent (as defined under the rules and regulations of the New York Stock Exchange).

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

B.           CODE OF ETHICS

We have adopted a code of ethics that applies to our principal executive officer,  principal financial officer,  principal accounting officer, and persons fulfilling similar functions. The code of ethics is filed as an exhibit to this annual report for the year ended December 31, 2014. A copy of the code of ethics will be provided to any person without charge upon such person’s request in writing at the address set forth on the cover of this annual report.

C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

We paid the following fees to PricewaterhouseCoopers LLP in each of the years ended December 31, 2014, 2013 and 2012, for professional services:

	2014	2013	2012
		(in thousands)
Audit Fees (1)	$259.3	$253.0	$279.2
Audit-Related Fees	$-	$-	$-
Tax Fees (2)	$24.6	$18.7	$25.1
All Other Fees (3)	$97.8	$123.0	$28.0
	$381.7	$394.7	$332.3

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

Our Audit Committee approved 100% of the fees paid to PricewaterhouseCoopers LLP in 2014, 2013 and 2012 and has a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax compliance, audit services and tax services may be presented to the Audit Committee for pre-approval as a category of services on an annual or project basis. On an annual basis, management is required to update the Audit Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. All non-audit services not otherwise pre-approved by the Audit Committee must be pre-approved by the Audit Committee on an individual basis.

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

ITEM 18: FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19: EXHIBITS

(a)      Financial Statements

(i) Independent Auditor’s Report.

(ii) Statements of Financial Position as at December 31, 2013 and 2014.

(iii) Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2012, 2013 and 2014.

(iv) Statements of Changes in Equity for the years ended December 31, 2012, 2013 and 2014. (v) Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014.

(vi) Notes to the Financial Statements.

(vii) Financial Statement Schedules are omitted because they are not applicable, not required or because the required information is included in the Financial Statements filed herein.

(b)      Exhibits

Exhibit	Description of Exhibit
Number
1.1*	Certificate, Articles of Incorporation and Articles of Amendment.
1.2*	By-laws.
2.1***	Indenture dated as of April 7, 2011, among the Company, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada as co-trustee.
2.2***	Registration Rights Agreement, dated as of April 7, 2011, among the Company and Goldman, Sachs & Co., HSBC Securities & Co., HSBC Securities (USA) Inc. and KKR Capital Markets LLC.
2.3***	Form of Exchange Note (included in Exhibit 2.1).
2.4***	Credit Facility Letter dated as of December 29, 2006, from HSBC Bank Canada to the Registrant.
2.5***	First Supplemental Credit Facility Letter dated as of September 12, 2007, from HSBC Bank Canada to the Registrant.
2.6***	Second Supplemental Credit Facility Letter dated as of March 26, 2008, from HSBC Bank Canada to the Registrant.
2.7***	Third Supplemental Credit Facility Letter dated as of April 22, 2008, from HSBC Bank Canada to the Registrant.
2.8***	Fourth Supplemental Credit Facility Letter dated as of August 13, 2009, from HSBC Bank Canada to the Registrant.
2.9***	Fifth Supplemental Credit Facility Letter dated as of May 25, 2010, from HSBC Bank Canada to the Registrant.
2.10***	Sixth Supplemental Credit Facility Letter dated as of September 17, 2010, from HSBC Bank Canada to the Registrant.
2.11***	Seventh Supplemental Credit Facility Letter dated as of April 6, 2011, from HSBC Bank Canada to the Registrant.
2.12****	Credit Facility Letter dated as of April 16, 2012, from HSBC Bank Canada to the Registrant.
2.13****	First Supplemental Credit Facility Letter dated as of August 27, 2012, from HSBC Bank Canada to the Registrant.
2.14†	Second Supplemental Credit Facility Letter dated as of June 19, 2014, from HSBC Bank Canada to the Registrant
2.15***	SD Extension Loan Agreement dated as of June 5, 2006, between the Registrant and CP Energy Marketing LP (formerly known as EPCOR Merchant and Capital LP).
2.16***	Tax Loan Agreement dated as of February 22, 2007, between the Registrant and CP Energy Marketing LP (formerly known as EPCOR Merchant and Capital LP).
2.17***

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

11.1*****	Code of Ethics.
12.1†	Certification of the Chief Executive Officer, J. Craig Armstrong, required by 17 CFR 240.15d-14(a).
12.2†	Certification of the Vice-President, Finance and Business Development, David Anderson, required by 17 CFR 240.15d-14(a).

13.1†	Certification of the Chief Executive Officer, J. Craig Armstrong, required by 17 CFR 240.15d-14(b) and 18 U.S.C. Section 1350.
13.2†	Certification of the Vice-President Finance and Business Development, David Anderson, required by 17 CFR 240.15d-14(b) and 18 U.S.C. Section 1350.
____________________

*	Incorporated by reference from the Registrant’s Form F-4 filed with the Securities and Exchange Commission (Commission File No. 333-8960).
**	Incorporated by reference from the Registrant’s Form 20-F filed with the Securities and Exchange Commission on June 4, 2002 (Commission File No. 333-08960).
***	Incorporated by reference from the Registrant’s Form F-4 filed with the Securities and Exchange Commission (Commission File No. 333-179957).
****	Incorporated by reference from the Registrant’s Form 20-F filed with the Securities and Exchange Commission on March 5, 2014 (Commission File No. 333-112898).
*****	Incorporated by reference from the Registrant’s Form 20-F filed with the Securities and Exchange Commission on March 5, 2013 (Commission File No. 333-112898).
†	Filed herewith.

SIGNATURE

            The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MILLAR WESTERN FOREST PRODUCTS LTD.

Dated: March 4, 2015	By:	/s/ David Anderson
David Anderson
Vice-President, Finance and Business Development

Millar Western Forest
Products Ltd.

Financial Statements
December 31, 2014 and 2013

March 4, 2015

Independent Auditor’s Report

To the Shareholder of
Millar Western Forest Products Ltd.

We have audited the accompanying financial statements of Millar Western Forest Products Ltd., which comprise the statements of financial position as at December 31, 2014 and 2013 and the statements of operations and comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Millar Western Forest Products Ltd. as at December 31, 2014 and 2013 and its financial performance and its cash flows for each of the three years in the period ended December 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) “PricewaterhouseCoopers LLP”

Chartered Accountants

Edmonton, Alberta

Millar Western Forest Products Ltd.
Statement of Financial Position
As at December 31

(expressed in thousands of Canadian dollars)

	2014	2013
	$	$
Assets
Current assets
Cash and cash equivalents (note 5)	47,425	47,219
Restricted cash (note 5)	-	7,977
Accounts and other receivables (note 6)	40,617	37,981
Inventories (note 7)	89,216	75,562
Prepaid expenses	12,768	9,868
	190,026	178,607
Property, plant and equipment (note 8)	192,606	175,033
Intangible assets (note 9)	37,157	40,100
Other assets (note 10)	323	2,534
	420,112	396,274

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 12)	54,204	52,227
Financial liabilities – borrowings (note 13)	1,362	2,810
Reforestation obligations (note 14)	4,529	4,257
	60,095	59,294
Financial liabilities – borrowings (note 13)	262,399	237,371
Asset retirement obligations (note 14)	2,004	1,217
Other obligations	23	103
Reforestation obligations (note 14)	10,045	8,863
Deferred income taxes (note 19)	13,189	9,429
Post-employment benefit obligation (note 20)	2,926	1,680
	350,681	317,957
Shareholder’s Equity
Share capital (note 15)	65,500	65,500
Retained earnings	3,931	12,817
	69,431	78,317
	420,112	396,274

Approved by the Board of Directors

(signed) “Gordon J. Clanachan” Director	(signed) “J. Craig Armstrong” Director

The accompanying notes are an integral part of these financial statements.

Millar Western Forest Products Ltd.
Statement of Changes in Equity
For the years ended December 31

(expressed in thousands of Canadian dollars)

	Share	Retained	Total
	capital	earnings	equity
	$	$	$

Balance – January 1, 2012	61,500	20,026	81,526

Net loss for the year	-	(8,259)	(8,259)
Acquisition of Chickadee Creek Energy Inc.	-	(330)	(330)
Remeasurement loss that will not be reclassified to net (loss) income	-	(317)	(317)
Adjustment to stated capital	4,000	(4,000)	-

Balance – December 31, 2012	65,500	7,120	72,620

Net income for the year	-	6,620	6,620
Remeasurement loss that will not be reclassified to net (loss) income	-	577	577
Dividends (note 15)	-	(1,500)	(1,500)

Balance – December 31, 2013	65,500	12,817	78,317

Net loss for the year	-	(5,181)	(5,181)
Remeasurement gain that will not be reclassified to net (loss) income	-	(1,455)	(1,455)
Dividends (note 15)	-	(2,250)	(2,250)

Balance – December 31, 2014	65,500	3,931	69,431

The accompanying notes are an integral part of these financial statements.

Millar Western Forest Products Ltd.
Statements of Operations and Comprehensive (Loss) Income
For the years ended December 31

(expressed in thousands of Canadian dollars)

	2014	2013	2012
	$	$	$

Revenue	405,123	382,938	332,401

Cost of products sold (excluding depreciation and amortization)	273,852	259,155	241,039

Freight and other distribution costs	59,767	53,438	53,222

Depreciation and amortization	14,272	13,996	13,641

General and administration	18,748	19,061	13,781

Other (income) expenses (note 17)	(2,679)	(11,869)	7,650

	363,960	333,781	329,333

Operating earnings	41,163	49,157	3,068

Foreign exchange (loss) gain on borrowings	(20,265)	(14,425)	4,641

Finance expenses (note 18)	(22,086)	(20,892)	(20,425)

Net (loss) income before income taxes	(1,188)	13,840	(12,716)

Income taxes expense (recovery) (note 19)	3,993	7,220	(4,457)

Net (loss) income for the year	(5,181)	6,620	(8,259)

Remeasurement (loss) gain that will not be reclassified to net (loss) income – net of tax of – $485 (2013 –$192; 2012 – $106)	(1,455)	577	(317)

Comprehensive (loss) income for the year	(6,636)	7,197	(8,576)

The accompanying notes are an integral part of these financial statements.

Millar Western Forest Products Ltd.
Statements of Cash Flows
For the years ended December 31

(expressed in thousands of Canadian dollars)

	2014	2013	2012
	$	$	$

Cash provided by (used in)

Operating activities
Net (loss) income for the year	(5,181)	6,620	(8,259)
Adjustments for
Finance expenses	22,086	20,892	20,425
Depreciation and amortization	14,272	13,996	13,641
Deferred income tax expense (recovery)	4,245	7,344	(4,325)
Unrealized exchange loss (gain) on borrowings	20,265	14,425	(4,641)
Unrealized loss (gain) on derivative contracts	2,074	(6,970)	6,612
Reforestation expense	7,151	5,018	7,077
Loss (gain) on disposal of property, plant and equipment	49	832	(45)
Inventory valuation	-	-	(1,963)
Other	(117)	(1,954)	120
Reforestation expenditures	(6,466)	(6,817)	(7,256)

	58,378	53,386	21,386
Net change in non-cash working capital items (note 25)	(14,012)	(12,170)	3,895

	44,366	41,216	25,281

Investing activities
Additions to property, plant and equipment and intangibles (note 25)	(24,326)	(21,655)	(16,598)
Receipt of government grants	1,500	15,377	8,655
Proceeds on disposal of property, plant and equipment	28	136	205
Cash collateral on derivative contracts (note 5)	-	6,952	(6,952)
Acquisition of Chickadee Creek Energy Inc.	-	-	36
Decrease (increase) in other assets	42	(4)	(46)

	(22,756)	806	(14,700)

Financing activities
Increase in borrowings	4,037	11,603	4,312
Repayment of borrowings	(1,220)	(9,092)	(978)
Finance expenses paid	(21,971)	(20,488)	(20,121)
Dividends	(2,250)	(1,500)	(750)

	(21,404)	(19,477)	(17,537)

Increase (decrease) in cash and cash equivalents during the year	206	22,545	(6,956)

Cash and cash equivalents – Beginning of year	47,219	24,674	31,630

Cash and cash equivalents – End of year	47,425	47,219	24,674

The accompanying notes are an integral part of these financial statements.

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

1		General information

Millar Western Forest Products Ltd. (the Company) is incorporated and located in Canada. The address of the Company’s corporate office is 16640 – 111 Avenue, Edmonton, Alberta, Canada T5M 2S5.

The Company is a subsidiary of Millar Western Industries Ltd. with the ultimate parent being Hualkeith Investments Ltd.

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

Statement of compliance

These audited financial statements and the notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

These financial statements were approved by the Company’s board of directors on March 4, 2015.

The significant accounting policies used in the preparation of these financial statements are as follows:

Basis of measurement

These financial statements have been prepared on the historical cost basis, except for derivative financial instruments, which are measured at fair value.

Foreign currency

	i)	Functional and presentation currency

Items included in the financial statements of the Company are measured using the Canadian dollar, which is the Company’s functional currency.

The Company has no operations outside of Canada; however, the Company does have significant exposure to foreign currency exchange rate movements as a result of its long-term debt which is denominated in US dollars and its export sales which are denominated primarily in US dollars (note 22).

(1)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

ii)	Transactions and balances

Foreign currency transactions are translated into Canadian dollars by applying exchange rates in effect at the transaction date. At each reporting year end, monetary assets and liabilities denominated in foreign currencies are converted into Canadian dollars at rates of exchange prevailing on that date. Gains and losses on exchange differences are recognized in the statements of operations and comprehensive (loss) income.

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, deposits held with banks and money market instruments with maturity dates of less than three months from the date they are acquired.

Restricted cash

Restricted cash is cash and cash equivalents received for which external restrictions over the use and/or purpose of the amounts have been imposed.

Financial instruments

i)	Financial assets

The Company classifies its financial assets either at fair value through earnings or as loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Financial assets at fair value through earnings are financial assets held for trading and include derivative instruments for which cash flow hedging has not been applied. Financial assets at fair value through earnings are carried at fair value, with changes in fair value generally recorded in other income (expense).

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, and include cash and cash equivalents and accounts and other receivables. Loans and receivables are recognized initially at their face amount, except when fair value is materially different, and are subsequently measured at amortized cost using the effective interest method, less a provision for impairment. A provision for impairment is established when there is objective evidence the Company will not be able to collect all amounts due, according to the original terms of the instrument.

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

(2)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

ii)	Financial liabilities

Accounts payable and accrued liabilities are non-interest bearing and are recognized initially at their face amount, except when fair value is materially different, and are subsequently measured at amortized cost using the effective interest method. Borrowings are recognized initially at fair value, net of any directly attributable transaction costs, and are subsequently measured at amortized cost using the effective- interest method.

iii)	Derivative financial instruments

From time to time, the Company enters into forward exchange contracts to hedge a portion of its expected foreign currency denominated revenue over periods of up to 12 months into the future. The Company also enters into forward sales contracts for pulp or lumber, in order to reduce the impact of market volatility on its product sales, and enters into forward purchase contracts for natural gas, in order to reduce the impact of market volatility on its gas purchases. These contracts are classified as derivative instruments.

Derivatives are recognized at fair value on the date the Company becomes a party to the contract and are subsequently re-measured at fair value. The Company does not enter into speculative contracts and does not apply hedge accounting; therefore, unrealized gains and losses on derivatives are recorded in earnings at each year end.

The Company has reviewed all significant contractual agreements and determined there are no material embedded derivatives that must be separated from the host contract and recorded at fair value.

Details of the Company’s classification of financial instruments are provided in note 22.

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

(3)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

Inventories

The Company’s inventories include pulp, lumber, logs, processing materials and supplies.

Pulp, lumber, and log inventories are recorded at the lower of cost and net realizable value (NRV). Cost is determined using average cost and comprises raw materials, direct labour and other direct costs, and related production overheads consistent with the normal level of production. NRV represents the estimated selling price for inventories in the ordinary course of business, less the estimated costs of completion and selling expenses.

Processing materials and supplies are recorded at weighted average cost, recalculated at each transaction date.

Cost of products sold, as presented in the statement of comprehensive (loss) income, includes all inventories expensed in the year, as well as changes in inventory valuation provisions. When reasons for a write-down of inventory have ceased to exist, the write-down is reversed.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition or construction of the asset, including commissioning costs and borrowing costs. Subsequent costs are included in the asset’s carrying value or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is removed when the item is replaced. Repair and maintenance costs are charged to the statement of operations and comprehensive (loss) income during the year in which they are incurred. Depreciation is recognized on a straight-line basis.

The estimated useful lives of the various components of the Company’s major assets classes are as follows:

Buildings – sawmill	20 – 60 years
Buildings – pulp mill	15 – 60 years
Buildings – other	8 – 15 years
Process equipment – sawmill	5 – 50 years
Process equipment – pulp mill	5 – 50 years
Mobile equipment	3 – 10 years
Ancillary equipment	5 – 15 years
Furniture, office and computer equipment	5 – 50 years
Bridges	10 – 50 years
Roads and yards	10 – 50 years

The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant components and depreciates each component separately. Assets under construction are recognized at cost and not depreciated until the assets are available-for-use. Residual values and useful lives of the assets are reviewed annually and adjusted if appropriate.

(4)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds with the carrying amount of the assets and are included as part of other (income) expenses in the statement of operations and comprehensive (loss) income.

Intangible assets

The Company’s intangible assets include timber rights, computer software and power purchase rights. These assets are capitalized and amortized in the statements of operations and comprehensive (loss) income, on a straight-line basis over the period of their expected useful lives, as follows:

Timber rights	10 – 60 years
Computer software	5 – 15 years
Power purchase rights	20 years

Assets under construction are recognized at cost and not depreciated until the assets are available for use.

Impairment of non-financial assets

Property, plant and equipment and intangible assets are tested for impairment at minimum on an annual basis or sooner if there is an event or change in circumstances that indicates the carrying amount may not be recoverable. For the purposes of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The recoverable amount is the higher of an asset’s fair value, less costs to sell, and its value in use, which is defined as the present value of the expected future cash flows of the relevant assets or CGU. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as finance expenses in the statements of operations and comprehensive (loss) income in the period in which they are incurred.

Employee benefits

i)	Pension obligations

The Company has defined contribution plans providing pension benefits to most of its employees, and for certain key employees the Company has a supplementary defined benefit pension plan.

(5)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

The cost of defined contribution pension plans is charged to expense as the contributions become payable.

The cost of defined benefit plans is determined using the projected benefit method, pro-rated on service and management’s best estimates of expected plan investment performance, salary increases and retirement ages of employees in the plan. The related pension liability recognized in the statements of financial position is the present value of the defined benefit obligation at the year-end date, less the fair value of the plan assets.

Actuarial valuations for defined benefit plans are carried out annually, or when any significant changes to the plan or membership may require a revaluation to be completed.

Actuarial gains and losses are recognized in the period in which they occur in other comprehensive income (OCI), without recycling through earnings in subsequent periods. The costs of past-service benefits are recognized as an expense in the statements of operations and comprehensive (loss) income.

ii)	Profit sharing

The Company recognizes a liability and an expense for profit sharing, based on a formula that takes into consideration the net income before taxes of the Company after certain adjustments.

iii)	Other obligations

The Company offers a supplemental vacation program for select employees. The employees can use the vacation at their discretion, and the vacation can be carried forward until the end of employment. The Company accrues for unused vacation at each year end.

Provisions

Provisions for environmental reclamation, restructuring costs and legal claims, where applicable, are recognized when the Company has a present legal or constructive obligation as a result of past events, when it is more likely than not that an outflow of resources will be required to settle the obligation, and when the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material using a risk free rate. The Company performs evaluations to identify onerous contracts and, where applicable, records provision for such contracts.

Forestry legislation in Alberta requires the Company to incur the cost of reforestation of areas of land on which timber is harvested under the terms of its quotas and forest management agreement. Accordingly, the Company records a liability for the costs of reforestation in the period in which the timber is harvested. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and work performed and revisions to reforestation estimates are recognized in the statements of operations and comprehensive (loss) income as they occur.

(6)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statements of operations and comprehensive (loss) income.

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

Investment tax credits are recognized through income tax expense/recovery when it is considered probable the tax credit will be utilized against taxable earnings.

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

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the customer, the sales price and costs can be measured reliably, and it is probable that the economic benefits will flow to the Company. These criteria are generally met at the time the product is shipped to the customer title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained.

Government grants

Grants received under government incentive programs are recognized initially as deferred revenue at fair value when there is reasonable assurance they will be received and the Company will comply with the conditions associated with the grant. Grants that compensate the Company for the cost of an asset are deducted against the carrying amount of the asset.

(7)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision maker has been identified as the Company’s senior executive team, which collectively makes strategic decisions for the segments.

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

Power purchase rights

The Company’s power purchase rights arise from a long-term contract for the purchase of power. The underlying contract that determines the amount the Company pays for power contains many variables and meets the definition of a derivative contract. However, since the Company expects to use substantially all of the power supplied under the contract in its normal operations, the derivative contract is not carried at fair value in the financial statements. The most difficult and subjective judgment in the application of this policy is in the determination of normal usage. Since the contract is for a period of twenty years, management considers all appropriate facts and circumstances in making this assessment, including historical experience and long-term expected power usage in its facilities based on normal production levels. If management determines in the future that the contract does not meet the exception for normal purchases, the contract would be carried on the statements of financial position at fair value, and since an active market does not exist for these types of contracts, valuation techniques would be required to determine fair value.

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

(8)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

Reforestation obligation

The Company is required to reforest the areas of land on which timber is harvested under the terms of its quotas and forest management agreements. Accordingly, the Company records a liability for the estimated costs of reforestation in the period in which the timber is harvested (note 14) with any changes in initial measurement recognized in the statements of operations and comprehensive (loss) income as they occur. The timing of the reforestation payments is based on the estimated period required to attain free-to-grow status in a given area, which is generally between 12 to 15 years. Due to the general, long-term nature of the liability, the most significant areas of uncertainty in estimating the provision are the amount and timing of future costs that will be incurred as, depending on the location and environment of land, the reforestation costs can vary significantly.

4	Changes in accounting policies

The IASB periodically issues new standards and amendments or interpretations to existing standards. The new pronouncements listed below are those the Company considers relevant to its financial reporting.

The Company has adopted the new International Financial Reporting Interpretations Committee (“IFRIC”) 21 - Levies effective January 1, 2014. This interpretation provides guidance on when a liability should be recognized for a government legislated levy. This interpretation had no significant effect on our consolidated financial statements.

The following standards have been issued but not yet applied.

•

IFRS 9, Financial Instruments – In November 2009, IFRS 9 was issued and in October 2010 was further amended. IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in International Accounting Standards (“IAS”) 39 - Financial Instruments: Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive earnings. In December 2009, IFRS 9 was deferred. We do not expect this standard to have a significant effect on our financial statements.

•

IFRS 15, Revenue from Contracts with Customers – In May 2014, IFRS 15 was issued. This standard addresses revenue recognition and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to control its use and obtain the benefits from the good or service. The standard replaces IAS 18 - Revenue, IAS 11 - Construction Contracts and the related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 with earlier application permitted. We have not assessed the impact of the new standard.

There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on our financial statements.

(9)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

5	Cash and cash equivalents and restricted cash

Cash on deposit at Canadian banks earns interest at the bank’s prime rate minus 1.95%. The bank’s prime rate as at December 31, 2014, was 3% (2013 – 3%).

6	Accounts and other receivables

	2014	2013
	$	$

Trade receivables	32,250	31,958
Intercompany receivables (note 21(a))	194	43
Other receivables	8,173	5,980

	40,617	37,981

Current trade and other receivables are unsecured and non-interest bearing. Normal payment terms for the Company are 30 days (see also note 22).

7	Inventories

	2014	2013
	$	$

Logs	29,475	24,146
Pulp	23,046	16,917
Lumber	22,052	20,378
Operating and maintenance supplies	14,643	14,121

	89,216	75,562

There were no write-downs relating to inventories in the years ended December 31, 2014 and 2013.

(10)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

8	Property, plant and equipment

			Process
	Land	Buildings	equipment	Other	Total
	$	$	$	$	$

Year ended December 31, 2013
As at January 1, 2013	2,263	44,083	122,482	6,467	175,295
Additions	200	1,417	6,075	2,152	9,844
Disposals	-	-	(636)	(330)	(966)
Depreciation for the year	-	(1,591)	(6,278)	(1,271)	(9,140)

As at December 31, 2013	2,463	43,909	121,643	7,018	175,033

As at December 31, 2013
Cost	2,463	83,803	333,999	18,360	438,625
Accumulated depreciation	-	(39,894)	(212,356)	(11,342)	(263,592)

Net book value	2,463	43,909	121,643	7,018	175,033

Year ended December 31, 2014
As at January 1, 2014	2,463	43,909	121,643	7,018	175,033
Additions	-	791	24,102	2,154	27,047
Disposals	-	-	(73)	(4)	(77)
Depreciation for the year	-	(1,630)	(6,450)	(1,317)	(9,397)

As at December 31, 2014	2,463	43,070	139,222	7,851	192,606

As at December 31, 2014
Cost	2,463	84,594	357,899	20,333	465,289
Accumulated depreciation	-	(41,524)	(218,677)	(12,482)	(272,683)

Net book value	2,463	43,070	139,222	7,851	192,606

Included in the above net book value are assets under construction, and therefore are not being depreciated, in the amount of $32.8 million as at December 31, 2014 (2013 – $10.7 million).

The Company is constructing a bioenergy effluent project (BEP) at its BCTMP mill at Whitecourt, Alberta. The project involves the construction and integration of three anaerobic hybrid digesters into the BCTMP mill’s existing aerobic effluent treatment system. The project qualified for a total of $27.5 million in government grants, of which $25.5 million (2013 - $24.0 million) has been received by the Company and expended on the project.

Total expenditures on the project to December 31, 2014 were $64.2 million, resulting in a net expenditure of $30.8 million, after receipt of the above grants and $7.9 million retained from the EPC contractor. The Company has also received $12.0 million (2013 – $7.9 million) in interim financing (note 13) to partially fund project costs.

In 2014, borrowing costs of $ 0.8 million (2013 – $0.4) were capitalized for the construction of the BEP based on an average annual interest rate of 8.5%.

(11)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

9	Intangible assets

			Power
	Timber	Computer	purchase
	rights	software	rights	Total
	$	$	$	$

Year ended December 31, 2013
As at January 1, 2013	9,706	427	34,727	44,860
Additions	78	19	-	97
Disposals	-	(2)	-	(2)
Amortization for the periodr	(425)	(89)	(4,341)	(4,855)

As at December 31, 2013	9,359	355	30,386	40,100

As at December 31, 2013
Cost	15,810	9,634	67,783	93,227
Accumulated amortization	(6,451)	(9,279)	(37,397)	(53,127)

Net book value	9,359	355	30,386	40,100

Year ended December 31, 2014
As at January 1, 2014	9,359	355	30,386	40,100
Additions	1,549	383	-	1,932
Disposals	-	-	-	-
Amortization for the period	(440)	(94)	(4,341)	(4,875)

Closing net book value	10,468	644	26,045	37,157

As at December 31, 2014
Cost	17,359	10,017	67,783	95,159
Accumulated amortization	(6,891)	(9,373)	(41,738)	(58,002)

Net book value	10,468	644	26,045	37,157

Included in the above net book value are assets under construction, and therefore they are not being amortized, in the amount of $0.4 million as at December 31, 2014 (2013 – $0.1 million).

Power purchase rights

In 2001 and 2006, the Company entered into agreements to acquire the rights to a portion of the electricity generated from certain power plants in Alberta. These 20-year agreements give the Company the entitlement and obligation to purchase, at largely predetermined prices, approximately 80 megawatts of electricity.

(12)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

10	Other assets

	2014	2013
	$	$

Recovery from Power Purchase Arrangement	-	2,169
Other	323	365

	323	2,534

Recovery of amounts relating to the Power Purchase Arrangement

In February 2014, there was a final resolution on the force majeure claim against the participants in the PPA. It was determined the Company would recover a total $2.4 million, compared to the $2.2 million which the Company had anticipated and accrued to be recoverable. This refund was to be split into two equal payments of $1.2 million in the first quarters of 2014 and 2015. As at December 31, 2014, $1.2 million plus accumulated interest remained within accounts receivable, which is to be paid in the first quarter of 2015.

11	Revolving credit facility

The Company has a $50 million revolving credit facility maturing July 15, 2018. The credit facility was undrawn at December 31, 2014 and December 31, 2013. The facility is subject to a borrowing formula based on the Company’s levels of inventory and accounts receivable. The amount available as at December 31, 2014, under the facility was $50.0 million (2013 – $50.0 million), of which $3.8 million (2013 – $3.7 million) was committed to letters of credit. The interest rate on this facility is floating and may, at the Company’s option, be based on the Canada bank prime rate or US base rate, plus a spread of 2.00%. The Company has the option of basing the rate on LIBOR plus a spread of 3.25%. Collateral pledged for the facility is a first charge on all accounts receivable and domestic inventory of the Company.

12	Accounts payable and accrued liabilities

	2014	2013
	$	$

Trade payables	20,668	20,086
Payable to related parties (note 21(b))	245	246
Accrued expenses	31,460	23,918
Deposits US$7.5 million (note 8)	-	7,977
Derivative contracts	1,831	-

	54,204	52,227

(13)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

13	Financial liabilities – borrowings

	2014	2013
	$	$

Unsecured senior notes – US$210 million	243,621	223,356
Less: Financing expenses	(3,111)	(3,609)
Power purchase rights loan #1	9,518	10,565
Power purchase rights loan #2	1,781	1,954
BEP loan (note 8)	11,952	7,915

	263,761	240,181
Less: Current portion	1,362	2,810

	262,399	237,371

Principal repayments required are as follows:

$

2015	1,362
2016	3,513
2017	3,691
2018	3,890
2019	4,112
Thereafter	250,304

On April 1, 2011, the Company redeemed its US$190 million in Senior Notes due November 2013 and issued US$210 million in Senior Notes due April 1, 2021, bearing interest at 8.5%, payable semi-annually, on April 1 and October 1 of each year. The new notes are unsecured obligations of the Company and rank equally and rateably with all existing and future unsecured indebtedness of the Company.

The Company incurred $5.0 million of financing costs relating to the issuance of US$210 million of unsecured Senior Notes. The financing costs are offset against the borrowings and are amortized over the expected ten-year term of the notes.

The indenture governing the unsecured Senior Notes contains certain restrictions on the ability of the Company to incur additional indebtedness, pay dividends or distributions, make investments, issue or repurchase share capital, create liens, or engage in sale and leaseback transactions, mergers, consolidations and sales of assets and transactions with affiliates. As at December 31, 2014, the Company is not in violation of any of these restrictions.

In 2006, the Company was provided with a $15.6 million loan to acquire additional power purchase rights as described in note 9. The loan is repayable in equal monthly payments of $0.2 million, including principal and interest, from May 31, 2006 to December 31, 2020. Interest is accrued on the loan at an effective annual rate of 12%.

(14)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

In 2007, the Company was provided with a further $5.1 million loan in connection with the power purchase rights. The loan is non-interest bearing and is repayable in equal annual payments of $0.4 million from February 23, 2008 to December 31, 2020. The loan is being amortized using an effective annual interest rate of 9.75%.

Collateral for both of the power purchase rights loans consists of a first charge on the additional interest acquired in 2006 and an obligation to provide a letter of credit to the lender if the net present value of the Company’s power purchase rights falls below a predetermined level. As at December 31, 2014, a letter of credit was not required.

The Company has obtained interim financing in the amount of $20.2 million, bearing interest at the Canada bank prime rate plus 2%, to procure the biogas scrubber and power island, key project components of the BEP (note 8). Of this amount, $12.0 million was advanced as at December 31, 2014 (2013 – $7.9 million). On completion of the project, the interim financing converts to a lease bearing interest at 5.25% over a 76-month period. After 60 months, the interest rate is renegotiated.

14	Reforestation and asset retirement obligations

		Asset
	Reforestation	retirement
	obligation	obligations	Total
	$	$	$

As at December 31, 2012	15,233	2,206	17,439
Change in accrual	4,702	91	4,793
Change in provision	2	(1,080)	(1,078)
Expenditures during the year	(6,817)	-	(6,817)

As at December 31, 2013	13,120	1,217	14,337
Less: Current portion	4,257	-	4,257

As at December 31, 2013	8,863	1,217	10,080

As at December 31, 2013	13,120	1,217	14,337
Change in accrual	7,562	(263)	7,299
Change in provision	21	1,050	1,071
Expenditures during the year	(6,129)	-	(6,129)

As at December 31, 2014	14,574	2,004	16,578
Less: Current portion	4,529	-	4,529

As at December 31, 2014	10,045	2,004	12,049

The estimated undiscounted cash flows required to settle the reforestation obligations as at December 31, 2014, were $15.0 million (2013 – $13.5 million), with payments spread over 14 years. The most significant area of uncertainty is the estimate of future costs to be incurred. The estimated cash flows have been adjusted for inflation and discounted using the risk-free rates, ranging from 1.0% to 2.2% as at December 31, 2014.

(15)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

The asset retirement obligations are to reclaim land leased from the Province of Alberta. These obligations represent estimated undiscounted future payments of $8.0 million to reclaim the land. The payments are expected to occur at least 60 years into the future and have been discounted at a risk free rate of 2.3%.

15	Share capital

Authorized
            Unlimited number of common shares, no par value

Issued and fully paid

	2014	2013
	$	$

15,000,002 common shares	65,500	65,500

The shareholder declared and paid dividends of $2.3 million in 2014 (2013 – $1.5 million).

16	Expenses by nature

	2014	2013	2012
	$	$	$

Changes in inventories of finished goods and work-in-progress	(6,805)	1,575	(2,959)
Raw materials and consumables used	184,801	165,514	155,817
Depreciation and amortization	14,272	13,995	13,641
Wages and employee benefits expense	67,140	64,645	60,211
Transportation	59,767	53,438	53,221
Other expenses	44,785	34,614	49,402

	363,960	333,781	329,333

17	Other income (expenses)

	2014	2013	2012
	$	$	$

(Loss) gain on disposal of property, plant and equipment	(49)	(832)	45
Foreign exchange gain (loss)	4,697	1,987	(839)
Insurance proceeds	-	482	-
Change in unrealized (loss) gain on derivative contracts	(2,074)	7,194	(6,612)
Realized gain (loss) on derivative contracts	105	3,038	(244)

	2,679	11,869	(7,650)

(16)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

18	Finance expenses

	2014	2013	2012
	$	$	$

Interest expense on borrowings	22,527	20,930	19,694
Less: Interest capitalized on qualifying assets	798	395	106

Net interest expense on borrowings	21,729	20,535	19,588
Other interest and bank charges	683	673	1,027
Interest income	(326)	(316)	(190)

	22,086	20,892	20,425

19	Income tax expense (recovery)

The following analysis describes the difference between the effective tax rate reflected in the provision for income taxes and the statutory rates applicable to the Company.

	2014	2013	2012
	$	$	$

(Loss) income before income taxes	(1,188)	13,840	(12,716)

Income taxes based on combined federal and provincial income tax rates of 32.0% (2013 – 32.0%; 2012 – 32.0%)	(380)	4,429	(4,069)

Increase (decrease) resulting from
Manufacturing and processing deduction of 7%	83	(969)	890
Non-taxable portion of unrealized loss (gain) on debt	2,533	1,803	(580)
Non-taxable portion of capital gains	-	11	(25)
Non-deductible (taxable) income and other items	(141)	490	173
SRED investment tax credits - net	(635)	(347)	(266)
Impact of enacted rates	-	-	-
Change in unrealized tax capital losses for which no deferred tax asset was recognized	2,533	1,803	(580)

Income tax expense (recovery)	3,993	7,220	(4,457)

Current income tax recovery	(252)	(124)	(132)
Deferred income tax expense (recovery)	4,245	7,344	(4,325)

Income tax expense (recovery)	3,993	7,220	(4,457)

The weighted average applicable tax rate was 32.0% (2013 – 32.0%; 2012 – 32.0%).

(17)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

Current income tax recovery includes a $0.3 million (2013 – $0.1 million; 2012 – $0.1 million) recovery in respect to prior year adjustments.

The Company did not recognize a deferred income tax asset of $5.3 million (2013 – $2.8 million; 2012 – $1.0 million) in respect of unrealized foreign exchange losses on long-term debt.

As at December 31, 2014, the Company had approximately $16.3 million of federal and $21.4 million of provincial non-capital losses available to reduce future years’ income for tax purposes, subject to confirmation by taxation authorities. The losses for both jurisdictions commence expiry in the December 31, 2032 taxation year.

The movement of the deferred income tax account is as follows:

	2014	2013
	$	$

As at January 1	9,429	1,893
Charge (credit) to the statements of operations and comprehensive (loss) income	4,245	7,344
Tax credit relating to components of other comprehensive (loss) income	(485)	192

As at December 31	13,189	9,429

Significant components of the Company’s deferred income tax assets and liabilities are as follows:

	2014	2013
	$	$

Deferred income tax assets
Reforestation costs	3,062	2,807
Research and development expenditures	1,478	882
Non-capital loss available for carry-forward	4,587	10,648
Investment tax credits	2,481	2,098
Other accrued liabilities	1,730	838

	13,338	17,273

Deferred income tax liabilities
Property, plant and equipment	(26,049)	(25,759)
Long-term debt	(184)	(401)
Force majeure (note 10)	(294)	(542)

	(26,527)	(26,702)

Net deferred income tax liability	(13,189)	(9,429)

(18)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

	2014	2013
	$	$

Deferred income tax assets
To be recovered after more than 12 months	12,787	16,682
To be recovered within 12 months	551	591
Deferred income tax liabilities
To be recovered after more than 12 months	(26,527)	(26,702)

Net deferred income tax liability	(13,189)	(9,429)

20	Employee benefit plans

	2014	2013
	$	$

Statements of financial position obligations for
Defined benefit pension plan	2,926	1,680
Post-employment benefits	104	199
Supplemental vacations	1,589	1,508
Statements of operations and comprehensive (loss) income
Defined benefit pension plan	306	262
Post-employment medical benefits	(95)	(104)
Supplemental vacations	80	175

Defined contribution plans

The total expense for the Company’s pension benefits is as follows:

	2014	2013
	$	$

Plans providing defined contribution pension benefits	3,702	3,460

Defined benefit pension plan

On January 1, 2000, the Company established a supplementary defined benefit pension plan for certain key employees. Contributions by the Company are made in accordance with independent actuarial valuations. The effective date for the last actuarial valuation was December 31, 2014.

(19)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

Information regarding this plan is as follows:

	2014	2013
	$	$

Change in benefit obligation
Obligation – beginning of year	6,903	7,396
Actuarial (gain) loss	1,887	(592)
Current service cost	148	129
Past service cost	100	-
Benefits paid	(305)	(305)
Interest cost	317	275

Obligation – end of year	9,050	6,903

Change in plan assets at fair value
Plan assets – beginning of year	5,223	4,209
Employer contributions	1,000	1,000
Actual return on plan assets	206	319
Benefits paid	(305)	(305)

Plan assets – end of year	6,124	5,223

Net plan liability	2,926	1,680

	2014	2013	2012
	$	$	$
Components of pension expense
Interest costs	58	133	194
Current service costs	148	129	176
Past service costs	100	-	-

Net expense	306	262	370

	2014	2013	2012
	$	$	$

Components of remeasurement (loss) gain
Demographic assumptions	(834)	-	-
Financial assumptions	(1,021)	932	(432)
Experience assumptions	(32)	(340)	(2)
Return on plan assets, excluding amounts included in interest (income) expense	(53)	177	11
Net tax impact	485	(192)	106

Net impact on comprehensive (loss) income	(1,455)	577	(317)

(20)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

	2014	2013	2012
	%	%	%

Plan assets by asset category
Equity securities	31	31	27
Debt securities	13	13	13
Other	56	56	60

	100	100	100

The overall expected rate of return is based on the actuary’s median annualized future return, which is in turn based on the target asset mix and equity risk premium, less allowances for investment expenses and active equity management.

The actuarial assumptions to determine the benefit obligation at the end of the year are as follows:

	2014	2013

To determine benefit obligation at end of year
Discount rate	3.90	4.70
Rate of compensation increase	3.50	3.50
Rate of price inflation	2.00	2.00

The assumed discount rate has a significant effect on the benefit obligation. A change in this assumption would have the following effect on the 2014 obligation:

	0.5%	0.5%
	increase	decrease

Discount rate	(535)	589

21	Related party transactions

The Company enters into transactions with Millar Western Industries Ltd. (Industries), its parent company.

a)	The Company earned revenue from Industries as follows:

	2014	2013	2012
	$	$	$

Administration fees	378	373	367

Other fees	156	-	-

Included in accounts receivable relating
Included to these transactions	194	43	39

Administration fees are established at the cost to the Company plus a 5% markup.

(21)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

b)	The Company incurred costs charged by Industries as follows:

	2014	2013	2012
	$	$	$
Chemical purchases	1,100	1,109	922
Other services	2,584	2,036	1,862
Accounts payable to Industries	245	246	650

Chemical purchases are charged to the Company at the same prices used for arms-length parties; facility and equipment transactions are charged at the cost to Industries.

c)	Key management compensation

Key management includes members of the executive and officers of the Company. The compensation for key management for services is as follows:

	2014	2013	2012
	$	$	$

Short-term benefits	4,824	4,175	3,294
Post-employment benefits	1,206	1,165	703

	6,030	5,340	3,997

Short-term benefits include salaries, current benefits and profit shares paid or payable.

22	Financial instruments and financial risk factors

Carrying and fair value of financial instruments by category

					2014

		Loans	Other
	Held-for-	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term
investments	-	47,425	-	47,425	47,425
Accounts receivable
Trade and other	-	40,617	-	40,617	40,617
Other assets	-	323	-	323	323

	-	88,365	-	88,365	88,365

(22)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

					2014

		Loans	Other
	Held-for-	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial liabilities
Accounts payable
Trade and other	1,831	-	52,373	54,204	54,204
Borrowings	-	-	263,761	263,761	274,786

	1,831	-	316,134	317,965	328,990

					2013

		Loans	Other
	Held-for-	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term
investments	212	54,984	-	55,196	55,196
Accounts receivable
Trade and other	18	40,132	-	40,150	40,150
Other assets	-	365	-	365	365

	230	95,481	-	95,711	95,711

Financial liabilities
Accounts payable
Trade and other	-	-	52,096	52,096	52,096
Borrowings	-	-	240,181	240,181	242,220

	-	-	292,277	292,277	294,316

The estimated fair value of financial instruments is based on relevant market prices and information available at the year end.

The fair value of short-term financial assets and liabilities, which include cash and cash equivalents, restricted cash, accounts and other receivables, accounts payable and accrued liabilities, approximates their carrying value, due to the short-term nature of these financial assets and liabilities.

The fair value of the Senior Notes included in borrowings as at December 31, 2014, was estimated to be US$216.6 million (2013 – US$215.3 million) based on the most recent bid price. The fair value of the power purchase rights loans, included in borrowings, as at December 31, 2014, was estimated to be $11.6 million (2013 – $13.3 million), based on a market interest rate assumption of 9.56% (2013 – 8.82%).

(23)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

Financial assets and liabilities that are recognized on the statements of financial position at fair value are classified in a hierarchy that is based on the significance of the inputs used in making the measurements. The three levels of the hierarchy are:

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – inputs other than quoted prices that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, as derived from prices); and
•	Level 3 – inputs that are not based on observable market data.

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

Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk, foreign currency risk, interest rate risk, liquidity risk and credit risk. The Company’s risk management strategy focuses on the unpredictability of financial and commodity markets and seeks to reduce related potential adverse effects on the Company’s financial performance.

The Company’s risk management policies require that significant risks are reviewed with the Company’s board of directors. The Company’s methods for managing financial risks, outlined below, remain unchanged in the year ended December 31, 2014.

i)	Market risk

From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative or trading purposes. These contracts are generally settled financially but may, at the Company’s discretion, be settled by physical delivery of the finished product. Contracts outstanding at the end of the year are recorded at their fair value, and any unrealized gains or losses are included in other (income) expense. As at December 31, 2014, the Company had $nil US dollar denominated forward lumber commodity contracts outstanding (2013 – US$8.5 million; 2012 –US$59.4 million), resulting in no unrealized gain or loss (2013 – gain of $0.2 million; 2012 – loss of $7.0 million) in other (income) expense. In 2014, the Company had a realized gain on commodity contracts of $1.5 million (2013 – gain of $3.1 million; 2012 – loss of $0.7 million) in other (income) expense.

(24)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

ii)	Foreign currency risk

A foreign currency risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the Company’s functional currency. The Company is exposed to foreign currency risk on sales, purchases and the maturity of its $210 million in long-term debt that are denominated in US dollars.

A significant portion of the Company’s sales, approximately 67% of its 2014 revenue (2013 – 64%; 2012 – 64%), were denominated in U.S. currency, and as at December 31, 2014, the Company had $30.1 million (2013 – $29.9 million; 2012 – $16.0 million) in US dollar denominated accounts receivable. Consequently, the Company is exposed to foreign currency exchange risk, as changes in foreign currency rates affect the future cash flows of accounts receivable.

The impact on earnings of fluctuations in currency rates is partially offset by the corresponding fluctuation in interest payments, substantially all of which are denominated in US dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into currency contracts to hedge US dollar positions, but does not hold or issue foreign currency financial instruments for speculative or trading purposes. As at December 31, 2014, the Company had US$49.0 million (2013 – US$5.0 million) in outstanding forward-exchange contracts, with a weighted average contract rate of C$1.1282/US$1.00 (2013 – C$1.0710/US$1.00). The Company also had US$1.0 million (2013 – $45.0 million) in outstanding collar options contracts, with a call option price of CA$1.0850/US$1.00 and put option price of CA$1.0950/US$1.00. The Company recorded the amount of unrealized loss on these currency contracts for the year ended December 31, 2014 of $1.8 million (2013 – $0.02 million gain) in other (income) expense.

A significant portion of the Company’s products are sold at prices denominated in US dollars or based on prevailing US dollar prices, and a significant portion of operational costs and expenses incurred in Canadian dollars. Therefore, an increase in the value of the Canadian dollar relative to the US dollar reduces the revenue in Canadian dollar terms realized by the Company from sales made in US dollars, which reduces operating margin and the cash flow available to fund operations. The Company’s US dollar denominated long-term debt provides a partial offset to exchange exposure. The Company has not entered into any financial instruments to mitigate the foreign currency risk associated with the long-term debt.

The US dollar financial position exposure as at December 31, 2014 was US$33.0 million (2013 – US$32.5 million) in net working capital and US$210.0 million (2013 – US$210.0 million) in long-term debt. Based on these balances, with other variables unchanged, a $0.01 change in the exchange rate for one US dollar into Canadian currency would have resulted in a $2.5 million (2013 – $1.8 million) change in earnings.

iii)	Interest rate risk

The interest rates on the majority of the Company’s long-term debt are fixed; consequently, the Company is not significantly exposed to fair-value changes on long-term debt when the market rate of interest changes. The interest rate on the Company’s revolving credit facility does fluctuate with the market; however, there was no balance drawn on the facility as at December 31, 2014. Interest rate exposure mainly relates to interest receipts on the Company’s cash balance of $47.4 million (2013 – $47.2 million) at the end of the year. The Company does not currently use any derivative instruments to manage its exposure to changes in market interest rates.

(25)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

iv)	Credit risk

Credit risk is the risk customers or counterparties to certain financial contracts will fail to pay amounts due or perform their obligations under a contract. The Company is exposed to credit risk primarily through its accounts receivable. The Company manages this risk through the establishment of credit policies and limits that are applied in the selection of counterparties and through ongoing management review of all receivable balances past due, with the objective of identifying at an early stage matters that could potentially delay the collection of funds.

To mitigate the risk associated with customer or counterparty failure to meet obligations, the Company insures most trade receivables to 90% of the value of the invoice. The proportion of accounts thus insured amounted, as at December 31, 2014, to 90% of the Company’s total trade receivables; the remaining balance was predominantly represented by receivables with other forest products companies relating to fibre agreements, for which the Company held outstanding payables in similar amounts. The maximum exposure to credit risk for receivables at the reporting date was $41 million. The Company and the insurer work in concert to regularly review the creditworthiness of existing and future customers and establish that credit limits are commensurate with credit risk. All new trade customers must be insurable under the terms of the policy.

The concentration of credit risk of accounts receivable is limited, as accounts receivable are widely distributed among customers and geographic locations.

	2014	2013
	$	$

Current	30,690	29,180
30 – 60 days	1,400	2,774
61 – 90 days	157	-
91 – 120 days	3	4
Greater than 120 days	-	-

Total trade receivables	32,250	31,958
Other receivables	8,367	6,023
Allowance for doubtful accounts	-	-

Total accounts receivable	40,617	37,981

During 2014, the Company recorded $0.1 million in bad debt expense (2013 – $nil).

Periodically, the Company enters into agreements with third parties for the sale of certain trade receivables arising from pulp export sales to China. Total receivables sold during the year ended December 31, 2014, were US$6.2 million (2013 – US$33.0 million). As the risks and rewards of ownership over the receivables were transferred, the receivables were derecognized at the date of the transaction and no gain or loss was recognized. Related fees in the amount of $8 thousand (2013 – $0.1 million) were shown as a reduction in revenue.

(26)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

v)	Liquidity risk

Liquidity risk arises from the possibility the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows to identify potential financing requirements, and by maintaining access to additional financing in the form of a working capital supported revolving credit facility in the amount of $50 million, which is due July 15, 2018. This credit facility requires the Company to meet certain covenants. The Company was in compliance with these covenants as at December 31, 2014.

The following are contractual cash flow maturities (including interest) of financial liabilities:

	<1 year	1-2 years	3-5 years	>5 years	Total
	$	$	$	$	$

Borrowings	23,895	25,843	76,902	276,638	403,278
Accounts payable and accrued liabilities	54,204	-	-	-	54,204

	78,099	25,843	76,902	276,638	457,482

23	Capital management

The Company is privately owned and, accordingly, management defines capital as cash and shareholder’s equity, with the source of its capital being operations. It is the Company’s objective to manage its capital to ensure adequate resources exist to support operations while maintaining business growth. The Company’s financial results are primarily influenced by the prevailing market prices for pulp and lumber and the relative value of the Canadian and US dollars; therefore, it manages and adjusts its capital structure as needed, in light of the economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new debt to replace existing debt with different characteristics.

The Company does not have any externally imposed capital requirements.

24	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has three reportable segments: lumber, pulp and corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo-mechanical pulp for sale to papermakers worldwide. Included in corporate and other are the combined results from the Company’s management fees and unallocated corporate and other expenses.

(27)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

The accounting policies applied to the reporting segments are as described in note 2. The Company evaluates the performance of each segment based on operating earnings. The Company does not allocate financing expenses or income taxes to its business segments. The Company accounts for inter-segment revenue and transfers as if the transfers were to third parties at current market prices.

Product segments

Lumber	2014	2013	2012
	$	$	$

Revenue from external customers	207,272	191,639	153,839
Cost of products sold	(152,139)	(141,853)	(129,374)
Freight and other distribution costs	(15,764)	(11,552)	(11,071)
Depreciation and amortization	(6,838)	(6,756)	(6,565)
Other income (expense)	1,599	10,931	(7,446)

Operating earnings (loss)	34,130	42,409	(617)

Pulp

Revenue from external customers	197,473	190,926	178,195
Cost of products sold	(121,671)	(117,255)	(111,626)
Freight and other distribution costs	(44,003)	(41,886)	(42,151)
Depreciation and amortization	(7,263)	(7,083)	(6,950)
Other income (expense)	1,080	693	(200)

Operating earnings	25,616	25,395	17,268

Corporate and other

Revenue from related parties	378	373	367
Cost of products sold	(42)	(47)	(39)
General and administration	(18,748)	(19,061)	(13,781)
Depreciation and amortization	(171)	(157)	(126)
Other income (expense)	-	245	(4)

Operating loss	(18,583)	(18,647)	(13,583)

Revenue from external customers and related parties	405,123	382,938	332,401
Cost of products sold and general and administration	(292,600)	(278,216)	(254,820)
Freight and other distribution costs	(59,767)	(53,438)	(53,222)
Depreciation and amortization	(14,272)	(13,996)	(13,641)
Other income (expense)	2,679	11,869	(7,650)

Operating earnings	41,163	49,157	3,068

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment of $6.5 million (2013 – $6.2 million; 2012 – $6.6 million).

(28)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

Expenditures on property, plant and equipment and intangible assets

	2014	2013
	$	$

Lumber	5,046	2,105
Pulp	23,563	6,713
Corporate and other	370	1,026

	28,979	9,844

Expenditures on property, plant and equipment and intangible assets are net of government grant funding.

Identifiable assets

	2014	2013
	$	$

Lumber	208,461	198,331
Pulp	159,618	137,878
Corporate and other	52,033	60,065

	420,112	396,274

The Company’s assets are all located in Canada. Revenue is attributed to geographic locations based on shipping destination as follows:

Geographic sales revenue

	2014	2013	2012
	$	$	$

Canada	122,859	130,333	110,166
United States	90,085	67,628	56,342
Europe	25,773	34,728	36,441
China	100,450	67,572	67,286
Asia	58,603	77,268	52,404
Other	7,353	5,409	9,762

	405,123	382,938	332,401

(29)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

(all amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

25	Supplementary cash flow information Net change in non-cash working capital items

	2014	2013	2012
	$	$	$

Accounts receivable and other	(2,540)	(11,578)	9,227
Inventories	(13,654)	2,027	(7,657)
Prepaid expenses	(2,468)	1,835	(2,052)
Accounts payable and accrued liabilities	4,650	(4,454)	4,377

	(14,012)	(12,170)	3,895

Additions to property, plant and equipment and intangible assets	(30,479)	(25,319)	(20,389)
Changes in working capital for investing activities	5,355	3,269	3,685
Interest capitalized on qualifying assets	798	395	106

	(24,326)	(21,655)	(16,598)

Interest paid	21,614	20,131	19,284

Income taxes refunded	(252)	(124)	(330)

(30)