Form 20-F
period 2015-12-31
MILLAR WESTERN FOREST PRODUCTS LTD
filed 2016-03-02
CIK 1064408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2015

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

YES [X]      NO [ ]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.*

Y E S [ ]      N O [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Y E S [ ]      N O [ ]

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

YES [ ]      NO [X]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

* Millar Western Forest Products Ltd. is a “voluntary filer” and is submitting this Form 20-F to satisfy its reporting obligations under the indenture relating to its 8.50% Senior Notes due 2021.

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL INFORMATION			1

NON-GAAP FINANCIAL MEASURES			1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS			1

GLOSSARY OF CERTAIN TERMS AND DEFINITIONS			2

PART I			5
ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.		5
ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE		5
ITEM 3:	KEY INFORMATION		5
	A.	Selected Financial Data	5
	B.	Capitalization and Indebtedness	7
	C.	Reasons for the Offer and Use of Proceeds	7
	D.	Risk Factors	7
ITEM 4:	INFORMATION ON THE COMPANY		16
	A.	History and Development of the Company	16
	B.	Business Overview	16
	C.	Organizational Structure	22
	D.	Property, Plants and Equipment	22
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		24
	A.	Results of Operations	24
	B.	Liquidity and Capital Resources	39
	C.	Research and Development	43
	D.	Trend Information	43
	E.	Off-Balance Sheet Arrangements	44
	F.	Tabular Disclosure of Contractual Obligations	44
	G.	Safe Harbor	45
ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		45
	A.	Directors and Officers	45
	B.	Compensation	47
	C.	Board Practices	48
	D.	Employees	48
	E.	Share Ownership	49
ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		49
	A.	Principal Shareholder	49
	B.	Related Party Transactions	49
	C.	Interests of experts and counsel	49
ITEM 8:	FINANCIAL INFORMATION		49
	A.	Consolidated Statements and Other Financial Information	49
	B.	Significant Changes	49
ITEM 9:	THE OFFER AND LISTING		50
	A.	Offer and Listing Details	50
	B.	Plan of Distribution	50
	C.	Markets	50
	D.	Selling Shareholders	50
	E.	Dilution	50
	F.	Expenses of the Issue	50

i

ITEM 10:	ADDITIONAL INFORMATION		50
	A.	Share Capital	50
	B.	Memorandum and Articles of Association	50
	C.	Material Contracts	52
	D.	Exchange Controls	52
	E.	Taxation	52
	F.	Dividends and Paying Agents	52
	G.	Statements by Experts	52
	H.	Documents on Display	52
	I.	Subsidiary Information	52
ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		53
	A.	Commodity Prices	53
	B.	Foreign Exchange	53
	C.	Interest Rates	53
ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		53

PART II			54
ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		54
ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		54
ITEM 15:	CONTROLS AND PROCEDURES		54
ITEM 16			55
	A.	AUDIT COMMITTEE FINANCIAL EXPERT	55
	B.	CODE OF ETHICS	55
	C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	55
	D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	56
	E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	56
	F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	56
	G.	CORPORATE GOVERNANCE	56
	H.	MINE SAFETY DISCLOSURE	56

PART III			56
ITEM 17:	FINANCIAL STATEMENTS		56
ITEM 18:	FINANCIAL STATEMENTS		56
ITEM 19:	EXHIBITS		56

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this annual report are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but, rather, on our current expectations and our projections about future events, including our current expectations regarding:

•	the future demand for, and sales volumes of, our lumber and pulp products;
•	future production volumes, efficiencies and operating costs;
•	increases or decreases in the prices of our products;
•	our future stability and growth prospects;
•	our business strategies, the measures to implement those strategies and the benefits to be derived therefrom;
•	our future profitability and capital needs, including capital expenditures;

•	the outlook for and other future developments in our affairs or in the industries in which we participate; and
•	the effect on us of new accounting releases.

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

GLOSSARY OF CERTAIN TERMS AND DEFINITIONS

The following terms have the following meanings in this annual report:

“AAC” means annual allowable cut, being the amount of timber that may be harvested in any one year as stipulated in the pertinent forest management plan for a Forest Management Unit as approved by the Minister of Agriculture and Forestry of Alberta;

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

“Coniferous Timber Quota” means the right to harvest a percentage share of the AAC of coniferous timber within a Forest Management Unit, as approved by the Alberta Minister of Agriculture and Forestry, allocated on a 20-year basis and renewable thereafter for additional 20-year periods;

“deciduous” means a type of tree with broad leaves that usually shed annually, such as aspen;

“Deciduous Timber Allocation” means the right to harvest a specified volume of deciduous timber within a designated area, as approved by the Alberta Minister of Agriculture and Forestry, allocated on a 20-year basis and renewable thereafter for additional 20-year periods;

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

“FMA” means a Forest Management Agreement between the Alberta Minister of Agriculture and Forestry and a forest company, generally having a term of 20 years and renewable thereafter for additional 20-year periods, and providing rights to manage, establish, grow, harvest and remove timber in a specified area;

“foot board measure” or “fbm” or “board foot” means a measure of lumber volume equivalent to a one-foot square board, one inch thick; “mfbm” is one thousand board feet; and “mmfbm” is one million board feet;

“Forest Management Unit” means an area of forest land designated by the Minister of Agriculture and Forestry of Alberta as a management unit;

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

“Millar Western FMA” means the FMA between the Minister of Agriculture and Forestry of Alberta and Millar Western commencing May 14, 1997, in effect for 20 years and renewable thereafter for additional 20-year periods, pursuant to which the Minister has granted rights to us to manage, establish, grow, harvest and remove timber on a perpetual sustained yield basis in the Millar Western forest management area;

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

“PPA” means Power Purchase Arrangement, an agreement defining rights and responsibilities associated with the purchase of electricity output from certain generating units in the province of Alberta.

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

The selected historical financial data presented below as at December 31, 2015, and 2014, and for each of the years in the three-year period ended December 31, 2015, have been derived from, and should be read together with, our audited financial statements and the accompanying notes included elsewhere in this annual report. Our audited financial statements are presented in Canadian dollars and have been prepared in accordance with IFRS. The selected historical financial data presented below as at December 31, 2013, 2012, and 2011, and for the years ended December 31, 2012 and 2011, are also presented in accordance with IFRS and have been derived from, and should be read together with, our audited financial statements corresponding to such periods, which are not included in this annual report.

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

		Year ended December 31,
	2015	2014	2013	2012	2011
Statements of earnings data:	(in thousands)
IFRS
Revenue	$378,598	$405,123	$382,938	$332,401	$284,682
Cost of products sold	280,884	273,852	259,155	241,039	207,019
Freight and other distribution costs	63,961	59,767	53,438	53,222	48,563
Depreciation and amortization	14,568	14,272	13,996	13,641	11,349
General and administration	15,781	18,748	19,061	13,781	15,929
Other (income) expenses (1)	(13,753)	(2,679)	(11,869)	7,650	(25,751)
Operating earnings	17,157	41,163	49,157	3,068	27,573
Foreign exchange (loss) gain on borrowings	(47,019)	(20,265)	(14,425)	4,641	(5,518)
Finance expenses (2)	(23,295)	(22,086)	(20,892)	(20,425)	(20,847)
(Loss) earnings before income taxes	(53,157)	(1,188)	13,840	(12,716)	1,208
Income taxes (recovery) expense	(402)	3,993	7,220	(4,457)	1,437
Net (loss) earnings for the year	$(52,755)	$(5,181)	$6,620	$(8,259)	$(229)
Actuarial lossew (gains) - net of tax	175	1,455	(577)	317	220
Comprehensive (loss) income for the year	$(52,930)	$(6,636)	$7,197	$(8,576)	$(449)

		Year ended December 31,
	2015	2014	2013	2012	2011
Balance sheets data:	(in thousands)
IFRS
Cash	$16,773	$47,425	$47,219	$24,674	$31,630
Restricted cash	$-	$-	$7,977	$18,824	$-
Total assets	$412,583	$420,112	$396,274	$382,175	$369,748
Financial liabilities - borrowings	$317,500	$263,761	$240,181	$222,745	$223,554
Shareholder's equity	$15,751	$69,431	$78,317	$72,620	$81,526

(1)

Other (income) expenses includes the gain or loss on disposal of property, plant and equipment, insurance proceeds, foreign exchange gains or losses on U.S. dollar cash and working capital, and realized and unrealized gains or losses on derivative contracts. See note 18 to our audited financial statements included elsewhere in this annual report, referring to the three-year period ended December 31, 2015.

(2)

Finance expenses consist of interest expense, net of interest income. See note 19 to our audited financial statements included elsewhere in this annual report, referring to the three-year period ended December 31, 2015.

EXCHANGE RATE DATA

The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the Bank of Canada’s closing rate on such dates:

	2015	2014	2013	2012	2011
Low	0.7141	0.8568	0.9314	0.9576	0.9383
High	0.8562	0.9444	1.0188	1.0377	1.0630
Period End	0.7225	0.8620	0.9402	1.0051	0.9833
Average	0.7821	0.9053	0.9710	1.0004	1.0110

The following table sets forth, for each of the last six months, for Canadian dollars expressed in U.S. dollars, the low and high exchange rates based on the closing rate as described above:

	Last six months
	February	January	December	November	October	September
Low	0.7101	0.6821	0.7141	0.7468	0.7530	0.7431
High	0.7418	0.7208	0.7517	0.7669	0.7793	0.7682

On March 1st, 2016, the Bank of Canada’s noon rate was US$0.7459= $1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Trade actions that may be taken against Canadian softwood lumber shipments to the United States following the expiry of the Softwood Lumber Agreement and its standstill provision period could have a negative effect on our profitability.

The 2006 Softwood Lumber Agreement (SLA) resolved litigation arising from, and trade measures imposed following, the March 2001 expiry of a prior softwood lumber trade agreement between Canada and the United States. Effective for a term of seven years commencing in October 2006 and then extended for two additional years to October 2015, the SLA brought about the revocation of American countervailing and anti-dumping duties on Canadian lumber shipments to the U.S.

Under the SLA, export charges were imposed on Canadian lumber shipments to the U.S. when the market price of lumber was at or below US$355 per thousand board feet, and additional surge penalties were imposed on shipments from certain regions, including Alberta, when shipments from that region exceed a prescribed level in a given month. The export charges varied according to the market price of lumber, and ranged from 0 to 15%; the additional surge penalties, when applied, were set at 50% of the current export charge and so ranged from 0 to 7.5% .

Given prevailing market prices, U.S.-bound Alberta lumber shipments, including our shipments, were subject to export charges of up to 15% in all but eight months from the time of the SLA’s commencement in October 2006 through the end of 2012. As a result of increased lumber pricing, our shipments were subject to export charges in only three months of 2013 and at no time in 2014. Declining prices resulted in the imposition of export charges during seven months of 2015. Alberta lumber exports frequently exceeded the surge-trigger level during months when export charges were in effect, thereby also becoming subject to the additional surge penalty.

The SLA expired on October 12, 2015, commencing a 12-month period during which no trade measures may be imposed, in accordance with the terms of a standstill provision included in the agreement. Starting in October 2016, the U.S. will be able, and may elect, to take trade actions that could materially affect our results of operations. Sales of lumber to the United States represent a significant source of our revenue, accounting for approximately 32% of lumber segment revenue in 2015. Trade measures taken by the U.S., such as the imposition of countervailing or anti-dumping duties, could therefore have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

While approximately 89% of our fiber requirements are met through our government timber allocations and fiber exchange and supply agreements with other companies, we purchase the balance of our fiber requirements on the open market. Accordingly, our operations could be affected by changes in the supply and demand for, and the prices of, purchased fiber.

We rely on independent contractors to harvest timber and haul logs from the forest to our operations. Contractor compensation and availability could negatively affect costs and also could impede our ability to maintain sufficient log supplies in our yards to sustain current mill operating rates. Delivered timber costs are also affected by variable fuel prices and log-haul distances. Higher fiber costs could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

In response to a mountain pine beetle infestation, the Alberta government and forest industry have implemented an action plan that has been effective to date in curbing beetle spread and mitigating associated damage. However, the infestation remains an ongoing risk to the health of mature pine stands in our operating area. Any significant impacts on merchantable pine stands in our area could affect our fiber supply and have a material adverse effect on our business, financial condition, results of operations and cash flows.

If environmental or other regulatory approvals, licenses or permits are delayed, restricted or not renewed, a variety of operations on our timberlands or at our facilities could be delayed or restricted.

In connection with a variety of operations on our properties, we are required to make regulatory filings with governmental agencies. Any of these agencies could delay review of or reject any of our filings, which could delay or restrict our manufacturing or logging operations, potentially resulting in an adverse effect on our operating results. For example, our pulp mill operates under an environmental permit that is due to expire on November 1, 2016, if not renewed on or before that date. We have initiated the renewal procedure for our pulp mill operating permit and expect to obtain the renewal on a timely basis, but if we are unable to renew or extend this or any other material approval, license, permit or certificate, or if we are delayed in doing so, our business, financial condition, results of operations and cash flows could be materially adversely affected.

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

Facilities for producing lumber and pulp are capital intensive. Our annual capital expenditures may increase due to changes in requirements for maintenance, unforeseen events, and changes to environmental or other regulations that require capital for compliance. Although we maintain our production equipment with regular, scheduled maintenance, key pieces of equipment in our various production processes may need to be repaired or replaced before such repair or replacement is scheduled. If we do not have sufficient funds or such repairs or replacements are delayed, the costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may require additional capital to complete our bioenergy project, and we may not realize all savings and revenues expected to result from the project.

Our Whitecourt pulp mill is currently constructing a project (the Bioenergy Effluent Project, or BEP) to install new technology that will produce a biogas used to generate renewable energy, which will displace purchased electricity and natural gas in our mill operations. The project is expected to enhance pulp mill environmental performance by reducing greenhouse gas emissions and to strengthen mill economic performance by cutting operating costs and increasing revenues. Project costs as of December 31, 2015, net of $25.5 million in government grants and a $7.9 million letter of credit recovered from the original EPC contractor, were $77.1 million. We expect to spend an additional net amount of approximately $1.1 million on the project in 2016, funded through cash from operations.

Higher capital costs and delays or reductions in expected contributions from the completed project could have a material adverse effect on our business, financial condition, results of operations and cash flows.

A reduction in our fiber supply could affect our ability to operate.

Fiber is the primary raw material in our products, and maintaining long-term fiber security is therefore important to our business. We obtain approximately 56% of our fiber requirements, based on current production capacity, from a Forest Management Agreement (FMA), Coniferous Timber Quotas and Deciduous Timber Allocations issued by the Alberta Minister of Agriculture and Forestry, each of which is issued for a period of 20 years and is renewable, provided agreement obligations are met. Our FMA, representing approximately 28% of our fiber requirements, was renewed in 2014 and is now in effect until 2034. Our quotas and allocations have expiry dates ranging between 2021 and 2028. The FMA, quotas and allocations may not be renewed or extended on acceptable terms. In addition, the Millar Western FMA, quotas and allocations contain terms or conditions that could, under certain circumstances, result in a reduction in the amount of fiber available to us. Any significant reductions to fiber available under our FMA, quotas and allocations could affect our ability to maintain current mill operating rates.

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

In 2005, the Government of Alberta introduced the Healthy Pine Strategy in response to the then-worsening mountain pine beetle infestation in British Columbia. It called for increased harvesting levels in mature and over-mature pine stands to reduce their vulnerability to infestation and improve overall forest health. Subject to approval by Alberta Agriculture and Forestry, companies have been permitted to harvest volumes in excess of historical annual allowable cut volumes to address the infestation concern; however, to ensure long-term sustainability of the forest resources, companies employing these surge cuts will experience a reduction in their annual allowable cuts in future years. Our 2007-2016 annual allowable cuts for our Whitecourt and Fox Creek tenure areas have been adjusted to reflect the Healthy Pine Strategy and show increases of an average of 40% in our FMA and four of our Coniferous Timber Quotas. If these surge volumes are fully harvested, annual allowable cuts could fall by an average of 15% below the volumes stated in the detailed forest management plan for our FMA and in the quota agreements, for a seven-year period beginning in 2017. The reduction is expected to begin taking effect in our FMA area in 2017 and in the affected Coniferous Timber Quotas during the period 2024 to 2028. To mitigate these potential reductions, we have implemented a series of intensive forest management practices to improve forest growth and yield; however, we expect to have to supplement our existing timber supply with additional open-market timber purchases after 2016, the availability and cost of which are unknown at this time.

The Government of Alberta has initiated the Land-Use Framework process to manage competing land-use pressures. The government has divided the province into seven regions and intends to develop land-use plans for each, with the aim of balancing economic, environmental and social demands. While we view this process as potentially beneficial in providing greater long-term certainty regarding resource development, it presents a risk in that the government could reduce the amount of land allocated to the forest products industry for timber production and may not compensate us for any volume reductions that result. A significant loss of fiber supply resulting from this process, whether directly or through reductions in fiber available for purchase on the open market, could have a material adverse effect on our business, financial condition, results of operation and cash flows.

The Government of Canada has enacted legislation aimed at protecting species at risk, including woodland caribou. Woodland caribou ranges overlap forest management areas in which some of our Coniferous Timber Quotas are embedded. Caribou range planning processes currently being undertaken by the Alberta government, in consultation with industry and other stakeholders and in consideration of both federal and provincial legislative requirements, have the potential to reduce the supply of timber available from these areas. Any significant loss of fiber supply resulting from this process, whether directly or through reductions in fiber available for purchase on the open market, could have a material adverse effect on our business, financial condition, results of operation and cash flows.

In addition to fiber from government tenures, we also rely on fiber acquired through multi-year exchange and supply contracts to satisfy approximately 33% of our requirements. These multi-year fiber agreements expire between 2019 and 2021. While all are renewable, we may not be able to extend these contracts beyond their expiry. If these contracts are not renewed or are modified due to government policy or regulatory changes, we may be without sufficient fiber to maintain current production levels, which could have a material adverse effect on our business, financial condition, results of operation and cash flows. Under the terms of the multi-year fiber exchange and supply contracts, we provide other companies with wood residuals. If these contracts are not renewed upon expiry, we could incur revenue reductions and/or additional disposal costs. Fiber availability or manufacturing disruptions could also impair our ability to provide these residuals in specified quantities and put us in breach of contractual obligations. These outcomes could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

The power purchase rights reduce our exposure to fluctuations in market electricity rates, and can comprise a significant component of our operating performance. In 2015, we estimate the power purchase rights resulted in costs of $1.5 million (2014 – savings of $6.1 million; 2013 – savings of $22.5 million), compared to what we would have paid for power at market rates. The agreement governing our power purchase rights contains termination provisions that are effective upon the occurrence of a force majeure event. If our power purchase rights were terminated, we would be exposed to fluctuations in market electricity rates, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We are subject to a wide range of general and industry-specific environmental and other laws and regulations imposed by federal, provincial and local authorities in Canada, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. We are also subject to reforestation requirements and had an accrued liability of $12.4 million at December 31, 2015 (2014 – $14.6 million, 2013 – $13.1 million), for future reforestation obligations.

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

Under the “Climate Change and Emissions Management Act”, the Government of Alberta has set out intensity-based carbon emission reduction targets. Facilities that release more than 50,000 tonnes of CO2 equivalent (CO2e) per year are required to report their emissions but are not currently subject to reduction requirements. Large emitters, defined as those producing more than 100,000 tonnes of CO2e per year, are required to reduce their emission intensity by 12%. In lieu of reductions, organizations can remit to a technology fund the amount of $15 for every tonne of CO2e generated over a specified limit or buy an equivalent amount of provincially-approved offset credits, which normally trade below $15 per tonne. In recent years, our Whitecourt pulp mill has released approximately 75,800 tonnes of CO2e per year, making us responsible for reporting ouremissions, though not currently subject to a requirement to reduce the emissions or to pay penalties or purchase offsets in association with them.

Our PPA is linked to a coal-fired electricity plant that qualifies as a large emitter, making us responsible for a portion of penalties associated with its CO2e emissions. In 2015, we were responsible for approximately 73,400 tonnes of CO2e emissions associated with the PPA. In previous years, we have addressed this obligation by applying offset credits earned through an energy-reduction project conducted in our mill operations and independently verified and registered with provincial authorities. In 2015, we elected instead to pay the $15/tonne penalty and to bank offset credits for use in future periods, when carbon taxes are expected to rise in accordance with plans announced by the Government of Alberta.

In 2015, the Alberta government announced that it would increase the levy paid by large emitters from $15/tonne of CO2e emitted to $20/tonne, starting in 2017, and that it would introduce a province-wide carbon tax of $30/tonne, starting in 2018. Associated regulatory changes have yet to be determined but may increase our costs and have a material adverse effect on our business, financial condition, results of operations and cash flows. The government may take additional future measures that could negatively affect us, for example, by lowering the emissions threshold defining “large emitters”, which could require our pulp mill not only to report but to reduce, pay for or offset emissions over a specified threshold, or by further increasing the penalties that apply to these emissions. Such regulatory changes could increase our costs and have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We have a significant amount of indebtedness and significant debt service obligations. This high degree of leverage could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our outstanding indebtedness;
•	increase our vulnerability to adverse economic and industry conditions;
•

require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;
•	place us at a disadvantage compared to our competitors that have a lower degree of leverage; and
•	limit our flexibility in planning for, or reacting to, changes in our business and in the forest products industry.

We may not generate cash flow sufficient to service all of our obligations.

Our ability to make payments on and to refinance our indebtedness, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash in the future. Our cash flow is subject to general economic, industry, financial, competitive, operating, regulatory and other factors that are beyond our control. Our business may not generate cash flow in an amount sufficient to enable us to repay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

•	our financial condition at the time;
•	restrictions in the indenture governing our Senior Notes and the terms governing our revolving credit facility; and
•	other factors, including the condition of the financial markets or the forest products industry.

If we do not generate sufficient cash flow from operations, and if additional borrowing, refinancing, or proceeds of asset sales are not available to us, then we may not have sufficient cash to enable us to meet all of our obligations.

We may be able to incur additional indebtedness, which could further exacerbate the risks associated with our substantial indebtedness.

Although the terms governing our revolving credit facility and the indenture governing the Senior Notes (the “indenture”) contain restrictions on the incurrence of additional indebtedness, additional indebtedness incurred in compliance with these restrictions could be substantial. As at December 31, 2015, we would have been permitted to borrow up to $46.1 million under our revolving credit facility. In addition, the indenture does not prevent us from incurring obligations, such as trade payables and operating leases, that do not constitute indebtedness. If we incur additional indebtedness or other obligations, the related risks could be magnified.

The agreements governing our indebtedness contain significant restrictions that limit our operating and financial flexibility.

The agreements governing our indebtedness contain covenants that, among other things, limit our ability to:

•	incur additional indebtedness;
•	pay dividends and make distributions;
•	repurchase stock;
•	make certain investments;
•	transfer or sell assets;
•	create liens;
•	enter into transactions with affiliates;
•	issue or sell stock of subsidiaries;
•	create dividend or other payment restrictions affecting restricted subsidiaries; and
•	merge, consolidate, amalgamate or sell all or substantially all of our assets to another person.

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

We were incorporated as Millar Western Forest Products Ltd. under the Business Corporations Act (Alberta) on September 8, 1997. We have no subsidiaries. On May 13, 1998, we acquired all of the forest products operations of our parent company, Millar Western Industries Ltd. (Industries) and its subsidiaries. The predecessor of Industries was first incorporated in 1919 and began lumber operations in the Whitecourt area in 1922. Industries completed construction of the Whitecourt pulp mill in 1988 and acquired the Boyle sawmill in 1993. We completed construction of the current Whitecourt sawmill in 2001. We acquired the Fox Creek sawmill in 2007, and rebuilt it in 2010-11 at a cost of approximately $60 million, $38 million of which was provided through an insurance settlement. We sold the Boyle sawmill and associated assets in December 2015, for a total value of $32.2 million, which included $1.5 million of working capital and $2.2 million of accrued reforestation liability transferred to the purchaser. We are currently constructing a bioenergy facility at our Whitecourt pulp mill and, at December 31, 2015, had spent a total of $77.1 million on the project, net of government grants and a letter of credit recovered from the original EPC contractor. We expect to spend an additional net amount of approximately $1.1 million on the project in 2016, funded through cash from operations.

Our head office is located at 16640 - 111 Avenue, Edmonton, Alberta, T5M 2S5, and our registered office is located at 2900 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, T5J 3V5. Our telephone and facsimile numbers are (780) 486-8200 and (780) 486-8282, respectively. Our authorized capital consists of an unlimited number of common shares, of which 15,000,002 were issued and outstanding as at December 31, 2015.

Our agent for service of process in the United States is CT Corporation System, 111 8th Avenue, New York, New York 10011, (212) 894-8700.

B.	Business Overview

We are an integrated forest products company active in Alberta, Canada, that produces and markets softwood lumber and hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP. We own and operate three production facilities in Alberta, including a sawmill and a BCTMP mill at an integrated complex in Whitecourt and a sawmill in Fox Creek. We previously owned and operated a sawmill at Boyle, Alberta; that facility was sold to a third party effective December 22, 2015, and we continued to operate it until February 19, 2016, when the processing of existing log and lumber inventories was completed. We are constructing a bioenergy project (the BEP) at the Whitecourt BCTMP mill that will convert organic matter in pulp-mill waste into renewable energy for consumption by our pulp operations. Construction of this project is scheduled to be completed in the second quarter of 2016; commissioning and startup activities will continue through 2016.

Our sawmills produce kiln-dried dimension lumber from spruce, pine and fir, or SPF, timber for the residential and commercial construction industries. We also produce higher-margin grades, such as machine-stress-rated, or MSR, lumber for load-bearing applications, as well as specialty products, such as decking. Under our current operating strategy, our sawmills have a combined annual capacity of 450 million foot board measure (mmfbm), with the Whitecourt and Fox Creek facilities having individual annual capacities of 330 mmfbm and 120 mmfbm, respectively. Our Boyle sawmill, sold in December 2015, had operated at rate of 80 mmfbm per year. Our lumber is sold principally in Canada and the United States; China is also a regular destination for our products, and a small percentage of certain higher-margin grades is shipped to Japan.

Our Whitecourt pulp mill produces hardwood, softwood and blended grades of pulp and has an annual production capacity of 320,000 air dried metric tonnes (admt). Our BCTMP is sold internationally for use in the production of a diverse range of paper products, including coated and uncoated printing and writing papers, paperboard, specialty papers, tissue and toweling.

Principal markets

Our production of both pulp and lumber provides a diversified revenue base. From 2011 to 2015, 52% of our total revenue came from pulp sales and 48% came from lumber sales. This balance of pulp and lumber production has enabled us to weather cyclical swings in each of the two distinct markets. In addition, the geographic and product-line diversity of our customers mitigates the impact of a downturn in demand in any one region or product category.

The geographic distribution of our revenue for the periods indicated is shown in the following table.

Distribution of Sales Revenue, by Geographic Region

	2015	2014	2013

Canada	31%	30%	34%
China	24%	25%	17%
United States	23%	22%	18%
Other Asia	14%	14%	21%
Europe	7%	7%	9%
Other	1%	2%	1%

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

The following table shows the approximate distribution of our lumber sales by grade.

Distribution of Lumber Sales, by Grade

	2015	2014	2013

Commodity	74%	74%	64%
J-grade & appearance	10%	10%	16%
MSR	4%	3%	8%
Specialties	12%	13%	12%

The principal markets for our lumber products are Canada, the United States, China and Japan. Lumber sales within North America are handled by sales staff located in our Edmonton corporate office. All offshore sales are conducted through an international marketing consortium, Interex Forest Products Ltd. of Vancouver, of which we are a 25% owner.

The following table shows the approximate distribution of our lumber sales by geographic region.

Distribution of Lumber Sales, by Geographic Region

	2015	2014	2013

Canada	57%	56%	65%
U.S.	35%	36%	23%
China	5%	6%	9%
Japan	3%	2%	3%

In 2015, our five largest lumber customers represented approximately 45% of all the lumber we sold.

Pulp

Our pulp, BCTMP, is sold for use in a wide variety of applications, including paperboard, coated and uncoated papers, tissue and towels, and specialty and other papers. Our corporate marketing staff, supported by an international network of independent sales agents, sells pulp to all major pulp consuming regions, including Europe, Asia, and North America.

BCTMP is used by papermakers in combination with kraft pulps, primarily to add bulk and opacity to the paper sheet. It is our defined marketing strategy to keep a diversified portfolio of customers, both geographically and by end use, to mitigate pulp market volatility.

The following table shows the approximate distribution of our pulp sales by end product.

Distribution of Pulp Sales, by End Product

	2015	2014	2013

Paperboard	63%	61%	52%
Coated & uncoated papers	24%	26%	33%
Tissue & towel	5%	6%	6%
Specialty & other	8%	7%	9%

In recent years, there has been significant growth in the sale of our pulp for use in multi-ply paperboard. This increased use of BCTMP in the manufacture of paperboard is also evident in the changing geographic distribution of our pulp sales and, specifically, rising sales to Asia, a region that has seen strong growth in paper-making capacity and, particularly, in paperboard capacity.

The following table shows the approximate distribution of our pulp sales by geographic region.

Distribution of Pulp Sales, by Geographic Region

	2015	2014	2013

China	52%	49%	37%
Other Asia	28%	22%	36%
Europe	11%	13%	17%
North America	6%	7%	7%
Other	2%	9%	3%

In 2015, our five largest pulp customers represented approximately 49% of all the pulp we sold.

Seasonality

We conduct a significant amount of our log harvesting and hauling in the winter months, creating a seasonal buildup of working capital. Harvesting usually begins in the fourth quarter, with the balance of harvesting and most hauling activities occurring in the first quarter of the following year. The build-up of log inventory over this period is typically valued at $30-$35 million, with $4-$8 million worth of logs accumulated in the fourth quarter, depending on weather conditions, and the rest realized in the following year’s first quarter. These log inventories are consumed through the year and reach minimum levels in the third quarter. This seasonal working capital build-up and reduction has a significant impact on our liquidity through the year.

Sources and availability of raw material

Fiber

The availability of a secure and economic fiber supply is one of the most important factors affecting the performance of forest products companies. Fiber supply self-sufficiency is a key competitive element, because direct control and management of timber resources largely insulates an operator from fluctuations in the market price of fiber. Approximately 89% of the fiber requirement for our pulp mill and sawmill facilities is supplied under long-term agreements with the Government of Alberta and multiple-year agreements with other forest products companies. Our agreements with the Alberta government include a Forest Management Agreement (FMA), Coniferous Timber Quotas and Deciduous Timber Allocations; our agreements with other forest companies include a variety of fiber exchange and supply contracts. We purchase the balance of our fiber requirements on the open market. Our fiber costs are subject to variation depending on factors including the period’s harvesting locations and delivery distances from forest to mill, weather conditions, and normal competitive market pressures related to our harvesting and hauling contractors. We pay fees, referred to as stumpage, to the Alberta government for all fiber harvested from government-owned lands.

In May 1997, we entered into an FMA with the Alberta Minister of Agriculture and Forestry, which we refer to as the Millar Western FMA, pursuant to which the Minister has granted us rights to manage, establish, grow, harvest and remove timber on a perpetual sustained yield basis in a designated area, which we refer to as the Millar Western forest management area. The Millar Western FMA is in effect for 20 years and is renewable every 10 years thereafter for additional 20-year terms; the FMA was renewed in 2014 and is currently in effect until April 30, 2034. The following table sets out our annual allowable cut (AAC) under our current long-term provincial tenure and fiber available annually under our other fiber agreements:

	Coniferous	Deciduous
	(cubic meters)

Forest Management Agreement (1)	396,000	273,000
Coniferous Timber Quotas (2)	533,000	—
Deciduous Timber Allocations (3)	—	154,000
Exchange agreement and supply contracts (4)	665,000	140,000
Total annual fiber supply:	1,901,000	567,000

(1)	Net of third-party allocations. Expires 2034 and is renewable every 10 years for additional terms of 20 years.
(2)	Expire 2017 to 2028 and are renewable for additional terms of 20 years.
(3)	Expire 2027 and are renewable for additional terms of 20 years.
(4)	Exchange and purchase agreements expire 2019 to 2021.

In addition to deciduous logs, the Whitecourt pulp mill requires approximately 90,000 bone dry units of coniferous chips per year. This requirement is supplied entirely by chip residuals from our Whitecourt sawmill, and the sawmill’s surplus chips are sent to other manufacturers under multi-year fiber-exchange agreements.

In previous years, we did not harvest our full AAC under the Millar Western FMA, Coniferous Timber Quotas and Deciduous Timber Allocations. Upon approval from Alberta Agriculture and Forestry, these non-sustainable volumes, representing the unused portion of AAC, can be carried over for harvest in future years. Our coniferous carry-over volume from the Millar Western FMA and Coniferous Timber Quotas is approximately 840,000 cubic meters. The deciduous carryover volume from the Millar Western FMA and Deciduous Timber Allocations is approximately 466,000 cubic meters.

Electricity

Volatility in the deregulated Alberta electricity market can result in significant fluctuations in market power pricing. Because electricity represents a significant portion of our input costs, we took steps at the time of deregulation to acquire long-term power purchase rights in order to insulate our pulp and lumber operations from the anticipated market volatility. We currently hold an 11.27% share in a Power Purchase Arrangement (PPA), which is a 20-year agreement that gives the holders the right to the generation capacity of, and substantially all the associated electricity output from, certain existing generating units in the Province of Alberta. Our PPA expires at the end of 2020. The PPA holder is obligated to pay the owner of the generating units the costs of maintaining and operating the units, according to cost schedules set out in the PPAs. There are no net settlement provisions in the PPAs.

Through our share of the PPA, we had indirect control over electrical generating capacity of approximately 600,000 megawatt hours in 2015. The electrical energy required for our operations and that provided through the PPA are approximately equal. To this extent, our electricity costs are the costs specified in the schedules to the PPAs plus transmission costs, which mitigates our exposure to the fluctuations in market electricity rates. The benefit of these rights is allocated to each operating segment based on its electricity consumption.

Other Commodities

Natural gas. The natural gas used at our facilities is supplied under annual supply contracts that are subject to market prices. From time to time, we manage our gas price exposure by entering into commodity price forward contracts. We also have rights to a natural gas storage facility located in Saskatchewan that enable us to manage seasonal market price variations.

Water. Water is supplied under contract to our Whitecourt facilities by the Town of Whitecourt. The Fox Creek mill supplies its own water from onsite wells.

Chemicals. Our Whitecourt pulp mill’s requirements for hydrogen peroxide, which is the main chemical used in our pulp bleaching process, are supplied from a plant located in Alberta under an agreement that provides us with relatively stable pricing over its term, and that will expire December 31, 2020. Caustic soda, also used in the bleaching process, is provided by a major producer under a contract that provides for market-based pricing and that will expire December 31, 2016, but will be automatically renewed on an annual basis unless cancelled by one of the parties. Other bleaching chemicals used in our Whitecourt pulp mill are supplied by third parties under varying contract terms. Magnesium sulphate used in our Whitecourt pulp mill is produced and supplied by Industries, pursuant to a contract. See Item 7, Section B, “Related party transactions”.

Government regulation

Environmental matters

Our operations are regulated primarily by the Environmental Protection and Enhancement Act (Alberta), which we refer to as the AEPEA, and the Pulp and Paper Effluent Regulations included within the Fisheries Act (Canada). We have instituted environmental controls to monitor our operations to confirm they are in compliance with regulated parameters of both provincial and federal authorities. Under the AEPEA, our sawmills operate in accordance with the terms of a code of practice that governs environmental aspects of their activities, and our pulp mill operates in accordance with an environmental permit that is due for renewal on or before November 1, 2016. We have initiated the renewal procedure for the pulp mill operating permit and expect to obtain the renewal on a timely basis.

Wood waste from the Whitecourt pulp mill and sawmill is sent to a local biomass-fueled power station, to generate renewable electricity. The Fox Creek sawmill currently disposes of wood wastes by incineration; however, we are in the process of implementing facility upgrades that will allow us transfer these wastes for use in the production of electricity and other products, and to decommission the mill’s incinerator in 2016.

The Whitecourt pulp mill has an extended aeration activated biomass wastewater treatment system. The biomass, or sludge, produced as a waste product from the system is used as a soil conditioner on agricultural lands. The pulp mill is completing a bioenergy project to install anaerobic hybrid digesters in advance of the existing aerobic effluent treatment system. The digesters will produce a biogas used to generate renewable energy. In addition to reducing purchased energy costs and allowing for pulp production increases, the project is expected to reduce greenhouse gas emissions, freshwater intake and chemical usage; reduce sludge generation; and improve the quality of treated wastewater discharged to a local river.

All forest areas we harvest are reforested to the standards required under the Timber Management Regulations (Alberta). In the five-year period 2011-2015, we spent $30.3 million on reforestation and as at December 31, 2015, had an accrued liability of $12.4 million for future reforestation.

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

Our Whitecourt pulp mill releases approximately 75,800 tonnes of CO2e per year, making us responsible for reporting our emissions, though not currently subject to a requirement to reduce the emissions or to pay penalties or purchase offsets in association with them. Our PPA is linked to a coal-fired electricity plant that qualifies as a large emitter, making us responsible for a portion of penalties associated with its CO2e emissions. In 2015, we were responsible for approximately 73,400 tonnes of CO2e emissions associated with the PPA. In previous years we have addressed this obligation by applying offset credits earned through an energy reduction project conducted in our mill operations and independently verified and registered with provincial authorities. In 2015, we elected to pay a penalty of $15/tonne and to bank offset credits for use in future periods, when carbon penalties are expected to rise, in accordance with plans announced by the Government of Alberta.

Forest certification

To provide independent verification of the sustainability of our forest management activities and legality of our timber procurement systems, we have sought certification under several third-party-audited, internationally recognized environmental standards.

In 1995, our woodlands operations were certified to FORESTCARE, a comprehensive code of practice developed by the Alberta forest industry and one of North America’s earliest independently-audited forest management standards. In 2005, our woodlands environmental management system was certified to the ISO 14001 standard. Our Whitecourt FMA area was certified to the Canadian Standards Association’s CSA-Z809 standard for sustainable forest management in 2006. In 2009, rather than renewing our CSA certification, we elected to seek certification to the Sustainable Forest Initiative (SFI) standard, due to its greater compatibility with our tenure system. All our volume and land-based tenures are now certified to the SFI standard. To satisfy different customer preferences, our operations are certified under two international chain-of-custody standards: the Programme for the Endorsement of Forest Certification (PEFC) and the Forest Stewardship Council (FSC). Chain-of-custody certification assesses wood tracking systems to ensure responsible timber sourcing.

Standard	Type	Expiry
FORESTCARE	Comprehensive Code of Practices	December 2016
ISO 14001	Environmental Management System	January 8, 2018
Sustainable Forestry Initiative (SFI)	Sustainable Forest Management; Fiber Sourcing	January 8, 2018
Forest Stewardship Council (FSC)	Chain of Custody	March 27, 2019
Programme for the Endorsement of Forest Certification (PEFC)	Chain of Custody	November 30, 2020

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

We own and operate three production facilities in Alberta: a sawmill and a BCTMP mill at an integrated complex in Whitecourt, and a sawmill in Fox Creek. We previously owned and operated a sawmill in Boyle, Alberta, which we sold to a third party in December 2015.

Lumber

We own and operate two sawmills, located at Whitecourt and Fox Creek, Alberta. The sawmills have a combined annual capacity of 450 mmfbm of SPF lumber, produced for North American and offshore markets in dimensions from 1” x 3” to 2” x 10” and lengths from 8’ to 16’. The mills’ products include construction lumber for residential and commercial uses, MSR lumber for engineered roofing and load-bearing applications and other higher-value grades, including J-grade for the Japanese housing market, all sold in dressed form. We also sell specialty products, including decking, fencing and timbers, in rough form.

Sawmill Operating History

Our Whitecourt mill site has been home to a series of sawmills since 1926. In June 2001, we completed construction of our current mill, at a total cost of $42.6 million, which was funded from operating cash flow. This project significantly improved the efficiency of the Whitecourt lumber operation, increased the quality of its products and reduced its manufacturing costs. In 2005-2006, we invested $16.6 million in the addition of a new drying kiln and installation of a small-log line to further increase the efficiency of processing the smaller-diameter logs that are a significant portion of the mill’s total log supply. In addition to the sawmill, our Whitecourt lumber operations comprise four natural-gas-fired drying kilns and a high-speed planer mill.

We acquired lumber manufacturing and timber assets at Boyle in 1993, and we upgraded and reopened the facility in 1994 as a two-line sawmill that had an 80 mmfbm/year-capacity when operating on a single-shift basis. We sold the Boyle operation to a third party in December 2015 (see Results of operations for more detail).

In August 2007, we purchased lumber manufacturing and timber assets at Fox Creek, including a three-line, 45 mmfbm/year-capacity sawmill, a planer mill, a kiln, log inventory, mobile equipment and 140,000 cubic meters/year of timber in quotas and 65,000 cubic meters/year of timber available through third-party agreements, for a net purchase price of $18 million. On August 29, 2008, a fire destroyed the sawmill building and its contents. All assets were covered by a fire insurance policy, which included a replacement cost provision. In July 2010, we commenced construction of a replacement sawmill at Fox Creek. The new sawmill, comprising two production lines capable of producing 120 mmfbm of lumber annually on a one-shift basis, started operation in late 2011, and was optimized over the course of 2012. We also invested in other site upgrades, including new technology in the planer mill to increase yields and lower costs. The total cost of the Fox Creek reconstruction project was approximately $60 million, of which approximately $38 million was provided through an insurance settlement.

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

We are currently completing a bioenergy project at the pulp mill. This project has installed anaerobic hybrid digesters in advance of the mill’s existing aerobic effluent treatment system, to produce a biogas that will be used to generate renewable energy. In addition to reducing purchased energy costs and allowing for pulp production increases, the project is expected to cut greenhouse gas emissions, reduce freshwater intake and chemical consumption and improve the quality of treated wastewater discharged to a local river, among other benefits. Project costs to December 31, 2015, net of $25.5 million in government grants and a $7.9 million letter of credit recovered from the original EPC contractor, were $77.1 million. We expect to spend an additional net amount of approximately $1.1 million on the project in 2016, funded through cash from operations.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Management’s Discussion and Analysis of our financial condition and results of operations (“MD&A”), prepared as of March 1, 2016, is based upon and should be read in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report.

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

A.	Results of Operations

Year ended December 31, 2015 compared to year ended December 31, 2014

The following table sets out our operating and financial results for the periods indicated.

	Year ended December 31,
	2015	2014
	(in millions)

Statements of earnings data:
Revenue	$378.6	$405.1
Cost of products sold	280.9	273.9
Freight and other distribution costs	64.0	59.7
Depreciation and amortization	14.6	14.3
General and administration	15.7	18.8
Other income	(13.8)	(2.7)
Operating earnings	$17.2	$41.1
Foreign exchange loss on borrowings	(47.0)	(20.2)
Finance expenses	(23.3)	(22.1)
Net loss before income taxes	$(53.1)	$(1.2)
Income taxes (recovery) expense	(0.4)	4.0
Net loss before income taxes	$(52.7)	$(5.2)
Actuarial losses, net of tax recovery	$(0.2)	(1.4)
Net loss and comprehensive loss	$(52.9)	$(6.6)

Reconciliation of adjusted EBITDA data:
Net loss for the year	$(52.7)	$(5.2)
(Subtract)/add
Income taxes (recovery) expense	(0.4)	4.0
Foreign exchange loss on borrowings	47.0	20.2
Finance expenses	23.3	22.1
Operating earnings	$17.2	$41.1
Depreciation & amortization	14.6	14.3
Other unrealized (income) expense	(0.3)	2.0
Adjusted EBITDA	$31.5	$57.4

Other data:
Average exchange rate (US$/C$1.00)[1]	0.783	0.906
Period end exchange rate (US$/C$1.00)	0.723	0.862

(1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Our results for 2015 reflected weaker market conditions, the effects of a continued decline in the relative value of the Canadian dollar, and the sale of our Boyle sawmill. At $378.6 million, revenue was down $26.5 million, or 6.5%, from the previous year, as lower pricing for lumber and pulp and reduced pulp shipments outweighed the positive impact of exchange rates.

Cost of products sold rose in 2015, primarily due to severance costs associated with the sale of the Boyle operation, which affected our lumber segment, and lower contributions from our power purchase rights, which resulted in higher power costs, primarily in our pulp segment. Freight and other distribution costs were also higher, due to the effects of a weaker Canadian dollar and an increase in the share of our lumber output that was sold on a delivered basis.

Other income increased sharply in 2015, as a result of the sale of our sawmill located in Boyle, Alberta. The sale price of $32.2 million included the value of all mill assets, timber quotas, and log inventories in the field, as well as the operation’s reforestation liability. The net result of the sale was a gain of $17.6 million in other income, which was offset by losses on currency hedges, resulting in total other income of $13.8 million.

We posted operating earnings of $17.2 million for 2015, a decrease from $41.1 million in 2014, with the difference primarily a result of the weaker commodity prices and increased costs.

Our US$210 million in long-term debt was translated at the exchange rate of US$0.723/C$ 1.00 on December 31, 2015, compared to US$0.862/C$ 1.00 at December 31, 2014, resulting in a foreign-exchange loss of $47.0 million in the period. A $1.2 million increase in financing expenses for 2015 was also attributable to the Canadian dollar’s decline.

We realized a net loss before taxes of $53.1 million, compared to a net loss of $1.2 million in the previous year. The year’s results were subject to income tax at a statutory rate of 33%, consistent with the rate applied in 2014. The effective tax rate for 2015 varied significantly from the statutory rate because of the manufacturing and processing profits deduction, the non-taxable portion of the unrealized exchange loss on debt, the non-taxable portion of capital gains and the effect of future income-tax rate reductions.

After a provision for income tax recovery of $0.4 million and an actuarial loss of $0.2 million on assumptions related to a defined-benefit pension plan, we recorded a net loss of $52.9 million in 2015, compared to a net loss of $6.6 million recorded in 2014.

Adjustments through comprehensive income are actuarial valuation changes that are presented net of income tax in accordance with IAS 19R. These adjustments resulted in a comprehensive loss of $52.9 million for the current year.

Lumber

	Year ended December 31,
	2015	2014
	(in millions)

Production (total sawmill)-SPF-mmfbm	532.5	533.9
Production (dressed lumber)-SPF-mmfbm	460.9	463.3
Shipments -SPF-mmfbm	526.8	529.1
Benchmark price -SPF#2&Better-US$ per mfbm	$281	$350

Revenue	$195.5	$207.2
Cost of products sold	158.6	152.1
Freight and other distribution costs	21.2	15.8
Other realized income	(17.4)	(2.4)
Adjusted EBITDA	$33.1	$41.7
Adjusted EBITDA margin - %	17%	20%

Other unrealized expense	(0.3)	(0.8)
Depreciation & amortization	(6.9)	(6.8)
Operating earnings	$25.9	$34.1

Capital expenditures	$3.3	$5.0

While the U.S. housing market continued its slow recovery in 2015, with housing starts averaging just over 1.1 million units per year, a decrease in Chinese demand and increases in North American production put pressure on lumber prices. The average benchmark price was US$281 per thousand board feet (mfbm), down 19.7% from US$350/mfbm in 2014. However, lumber segment revenue declined only 5.6% year-over-year, reflecting favorable exchange-rate effects. Lumber pricing peaked at the start of the year, in line with normal, seasonal demand, before falling to the year’s low in the second quarter, as supply exceeded demand. Prices recovered briefly as buyers replenished inventories early in the third quarter, but fell back to lower levels through the fourth quarter.

Lumber production of 532.5 mmfbm was consistent with 2014 output, and shipments of 526.8 mmfbm were just under the record volume shipped in 2014. At $158.6 million, segment cost of products sold rose $6.5 million, primarily due to severance costs associated with the sale of the Boyle sawmill and to a $1.2 million write down of log and lumber inventories.

Freight and other distribution costs increased in 2015, primarily due to our continued shift from mill-basis to delivered-basis terms of sale on a portion of our output, and these costs were largely offset by the associated increase in revenues.

Relatively strong lumber prices in the first quarter provided us an opportunity to enter into commodity derivative contracts as a hedge against price exposure through the balance of the year. These lumber hedges provided a benefit of $1.8 million in realized gains in 2015, recorded in other realized income, which was higher than the $1.0 million realized in 2014. We continue to recognize the strategic value of defensive hedging on major inputs and, when appropriate, on product sales; however, our hedging activities are limited to our capacity for physical consumption or production of goods and are not entered into for speculative purposes.

The sale of the Boyle sawmill resulted in a gain of $17.6 million to other income; associated severance costs of $3.5 million were included in cost of products sold. As a result, the lumber segment Adjusted EBITDA and operating earnings of $33.1 million and $25.9 million, respectively, each include a net contribution of $14.1 million related to the Boyle sale.

Segment capital expenditures of $3.3 million in 2015 were limited to maintenance-of-business spending, and were lower than expenditures of $5.0 million in the previous year.

Pulp

	Year ended December 31,
	2015	2014
	(in millions)

Production-madmt	295.9	329.7
Shipments -madmt	300.7	319.4
Benchmark price - NBSK, US$ per admt	$972	$1,024
Benchmark price - BEK, US$ per admt	$785	$744

Revenue	$182.7	$197.5
Cost of products sold	122.3	121.8
Freight and other distribution costs	42.8	43.9
Other realized expense (income)	4.0	(2.3)
Adjusted EBITDA	$13.6	$34.1
Adjusted EBITDA margin - %	7%	17%

Other unrealized income (expense)	0.6	(1.2)
Depreciation & amortization	(7.5)	(7.3)
Operating earnings	$6.7	$25.6

Capital expenditures	$48.3	$23.6

BCTMP prices declined in 2015, as Chinese demand weakened and the re-start of the Paper Excellence pulp mill in Chetwynd, B.C., resulted in increased supply. Pulp production was 295.9 thousand tonnes (madmt), with the decrease from output of 329.7 madmt in 2014 reflecting operational issues with the aerobic effluent treatment system and an extended maintenance shutdown that included work to complete BEP tie-ins. The effects of lower selling prices and decreased shipments were partially offset by the weaker Canadian dollar, and revenue in 2015 was $182.7 million, compared to $197.5 million in 2014.

Segment cost of products sold increased by $0.5 million in total, but was significantly higher on a per-unit basis. Periods of low and stable electricity prices decrease the contribution of the PPA and limit the effectiveness of other energy management programs employed in the pulp mill which results in higher net energy costs.

Freight and other distribution costs were lower in the period due to reduced shipments, but were higher on a per-unit basis as a result of the weakening Canadian dollar, as most freight costs are denominated in US dollars.

Other realized expense of $4.0 million for the year reflected losses on foreign-exchange contracts and contrasted with income of $2.3 million in 2014.

In 2015, pulp segment power costs were $1.3 million above market rates due to the long-term pricing arrangement resulting from our power purchase agreement. Based on per-segment consumption, 91% of the cost of the power purchase rights was allocated to the pulp segment, and the balance was allocated to power costs in the lumber segment. In contrast, power purchase rights provided cost savings of $5.8 million to the pulp segment in 2014, with the greater contribution reflecting higher power-pool pricing and volatility in that year.

The result of all factors was segment Adjusted EBITDA of $13.6 million, down from the $34.1 million achieved in 2014. After recording unrealized income of $0.6 million related to gains on foreign-exchange, and depreciation and amortization of $7.5 million, the segment recorded operating earnings of $6.7 million in 2015, compared to earnings of $25.6 million in 2014.

Pulp segment capital expenditures of $48.3 million in 2015 included $46.3 million related to the BEP. Total net spending on the BEP at December 31, 2015, was $77.1 million. We expect to spend an additional $1.1 million in 2016, net of government grants, to finish the project. The Combined Heat and Power (CHP) component of the project is operational; construction of the Anaerobic Hybrid Digester (AHD) component will resume in April 2016, and we expect the project to be fully operational in the fourth quarter of 2016.

Corporate and other

	2015	2014
	(in millions)

Revenue	$0.4	$0.4
General & administration	15.7	18.8
Other realized income	(0.1)	-
Adjusted EBITDA	$(15.2)	$(18.4)
Depreciation & amortization	(0.2)	(0.2)
Operating loss	$(15.4)	$(18.6)

Capital expenditures	$0.6	$0.4

Revenue for the corporate and other supporting cost center was generated primarily from fees billed to our parent company for administrative services. Corporate revenue was unchanged, year-to-year, at $0.4 million.

The corporate and other segment recorded negative Adjusted EBITDA of $15.2 million in 2015, compared to the $18.4 million loss posted in 2014, with the difference due to changes in profit sharing provisions.

Year ended December 31, 2014, compared to year ended December 31, 2013

The following table sets out our operating and financial results for the periods indicated.

	Year ended December 31,
	2014	2013
	(in millions)

Statements of earnings data:
Revenue	$405.1	$382.9
Cost of products sold	273.9	259.2
Freight and other distribution costs	59.7	53.4
Depreciation and amortization	14.3	14.0
General and administration	18.8	19.1
Other income	(2.7)	(11.9)
Operating earnings	$41.1	$49.1
Foreign exchange loss on borrowings	(20.2)	(14.4)
Finance expenses	(22.1)	(20.9)
Net (loss) income before income taxes	$(1.2)	$13.8
Income taxes expense	4.0	7.2
Net (loss) income	$(5.2)	$6.6
Actuarial (losses) gains, net of tax recovery	(1.4)	0.6
Comprehensive (loss) income	$(6.6)	$7.2

Reconciliation of adjusted EBITDA data:
Net (loss) income for the year	$(5.2)	$6.6
Add/(subtract)
Income taxes expense	4.0	7.2
Foreign exchange loss on borrowings	20.2	14.4
Finance expenses	22.1	20.9
Operating earnings	$41.1	$49.1
Depreciation & amortization	14.3	14.0
Other unrealized expense (income)	2.0	(6.8)
Adjusted EBITDA	$57.4	$56.3

Other data:
Average exchange rate (US$/C$1.00) [1]	0.906	0.971
Period end exchange rate (US$/C$1.00)	0.862	0.940

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

Segment cost of products sold increased by $4.5 million, or 3.8%, from 2013 on higher net power costs, which reflect a combination of power pool pricing, transmission costs, and contributions from our power management program. Although average power pool pricing in Alberta was lower in 2014, decreased volatility in the market price limited the contribution made by our pulp mill’s energy management program, which was down 58% compared to 2013. The pulp segment continued to focus on operating efficiency and, as a result of increased production volumes, reduced per-unit operating costs by 3.8% .

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

Results of Operations – Fourth Quarter of 2015

The following table sets out our operating and financial results for the periods indicated.

		Three months ended
	Dec. 31/15	Sep. 30/15	Dec. 31/14
	(in millions)

Statements of earnings data:
Revenue	$83.4	$94.9	$93.5
Cost of products sold	63.3	72.3	63.3
Freight and other distribution costs	14.3	17.1	14.2
Depreciation and amortization	3.7	3.7	3.6
General and administration	4.1	3.9	5.1
Other (income) loss	(14.9)	(0.9)	0.8
Operating earnings (loss)	$12.9	$(1.2)	$6.5
Foreign exchange loss on borrowings	(10.4)	(17.9)	(8.4)
Finance expenses	(5.9)	(5.8)	(5.4)
Net loss before income taxes	$(3.4)	$(24.9)	$(7.3)
Income taxes expense (recovery)	1.7	(1.4)	(0.3)
Net loss	$(5.1)	$(23.5)	$(7.0)
Actuarial losses, net of tax recovery	(0.2)	-	(1.4)
Net loss and comprehensive loss	$(5.3)	$(23.5)	$(8.4)

Reconciliation of adjusted EBITDA data:
Net loss	$(5.1)	$(23.5)	$(7.0)
Add (subtract)
Income taxes expense (recovery)	1.7	(1.4)	(0.3)
Foreign exchange loss on borrowings	10.4	17.9	8.4
Finance expenses	5.9	5.8	5.4
Operating earnings (loss)	$12.9	$(1.2)	$6.5
Depreciation and amortization	3.7	3.7	3.6
Unrealized other (income) expense	(6.4)	2.2	3.4
Adjusted EBITDA	$10.2	$4.7	$13.5

Other data:
Average exchange rate (US$ per C$1.00)[1]	0.750	0.764	0.881
Period end exchange rate (US$ per C$1.00)	0.723	0.749	0.862

(1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

We recorded revenue of $83.4 million for the fourth quarter of 2015, down from both prior periods as a result of lower commodity prices and reduced shipments of both lumber and pulp.

Cost of products sold was down from the previous quarter on lower shipments, despite $3.5 million of severance costs associated with the sale of the Boyle sawmill, and was unchanged from the same period of 2014. We also recorded a net gain to other income of $17.6 million due to the sale, which was partially offset by losses related to currency hedges and resulted in other income of $14.9 million for the quarter.

We recorded a foreign exchange loss of $10.4 million on the value of our U.S.-dollar-denominated debt, reflecting the continued weakening of the Canadian dollar.

After a provision for income tax expense of $1.7 million and a $0.2 million actuarial loss related to defined benefit pension assumptions, we recorded a net loss of $5.3 million for the quarter, as compared to net losses of $23.5 million and $8.4 million in the third quarter of 2015 and the fourth quarter of 2014, respectively.

Adjustments through comprehensive income are actuarial valuation changes that are presented net of income tax provision in accordance with IAS 19R. These adjustments resulted in a comprehensive loss of $5.3 million for the current quarter.

Lumber

		Three months ended
	Dec. 31/15	Sep. 30/15	Dec. 31/14
		(in millions)

Production (total sawmill) - SPF - mmfbm	130.7	134.1	130.6
Production (dressed lumber) - SPF - mmfbm	111.8	119.1	114.5
Shipments - SPF - mmfbm	127.2	134.1	129.0
Benchmark price - SPF#2&Better - US$ per mfbm	$276	$271	$340

Revenue	$43.8	$50.2	$50.6
Cost of products sold	37.1	42.7	35.3
Freight and other distribution costs	4.6	6.4	4.2
Other realized income	(14.8)	(2.0)	(1.0)
Adjusted EBITDA	$16.9	$3.1	$12.1
Adjusted EBITDA margin - %	39%	6%	24%

Other unrealized income (expense)	1.2	(0.5)	(1.4)
Depreciation and amortization	(1.7)	(1.8)	(1.7)
Operating earnings	$16.4	$0.8	$9.0

Capital expenditures	$0.7	$0.8	$1.1

Although the average benchmark lumber price was slightly higher than in the third quarter, our per-unit sales realizations declined, as we reduced inventories of low-grade products. Shipments fell compared to the third quarter, reflecting the normal, seasonal reduction in sales activity toward year-end, and were also lower than in the same period in 2014, due to the timing of certain shipments.

Production of 130.7 mmfbm was lower than third-quarter output of 134.1 mmfbm, reflecting a reduced number of operating days due to the holiday season, but was essentially unchanged from the same quarter of 2014.

Revenue was lower in the period compared to the third quarter, due to lower shipments and a decline in per-unit sales realizations, and down from the fourth quarter of last year, due to weaker pricing.

Segment cost of products sold declined compared to the third quarter, despite including $3.5 million of severance costs related to the sale of the Boyle sawmill, as those costs were offset by lower shipments and the reversal of a portion of negative inventory valuations incurred in the third quarter. Compared to the same period in 2014, cost of products sold was higher as a result of the severance costs.

Freight costs varied from prior periods as a result of sales distributions and differences in the share of volumes sold on a mill-basis and a delivered-basis.

Other realized income of $14.8 million in the quarter included the $17.6 million gain realized from the sale of the Boyle sawmill.

The segment generated EBITDA $16.9 million in the fourth quarter, which was higher than in both the previous quarter and the fourth quarter of 2014 as a result of the $14.1 million contribution from the sale. Depreciation and amortization were virtually unchanged from the comparable periods, and we recorded lumber segment operating earnings of $16.4 million in the quarter.

Segment capital expenditures of $0.7 million in the quarter were limited to maintenance-of-business activities.

Pulp

		Three months ended
	Dec. 31/15	Sep. 30/15	Dec. 31/14
		(in millions)

Production - madmt	78.1	78.8	78.7
Shipments - madmt	70.5	72.8	69.8
Benchmark price - NBSK, US$ per admt	$947	$967	$1,025
Benchmark price - BEK, US$ per admt	$788	$808	$738

Revenue	$39.5	$44.6	$42.8
Cost of products sold	26.2	29.6	28.0
Freight and other distribution costs	9.7	10.7	10.0
Other realized expense (income)	6.2	(0.9)	(1.6)
Adjusted EBITDA	$(2.6)	$5.2	$6.4
Adjusted EBITDA margin - %	-7%	12%	15%

Other unrealized income (expense)	5.1	(1.6)	(2.0)
Depreciation and amortization	(2.0)	(1.8)	(1.9)
Operating earnings	$0.5	$1.8	$2.5

Capital expenditures	$4.2	$17.3	$16.4

Pulp production, at 78.1 madmt, was consistent with both comparable periods, but shipments were down from the previous quarter due to vessel-timing issues.

BCTMP pricing was under continued pressure in the quarter, and the positive impact of a weaker Canadian dollar did not fully offset a decline in U.S.-dollar-denominated market prices. This, in combination with lower shipments, resulted in reduced revenue compared to both prior periods.

At $26.2 million, segment cost of products sold was lower than the third quarter, on the decreased shipments and lower energy costs. Freight and other distribution costs were also down compared to prior periods, as a decrease in ocean freight rates more than offset negative currency effects.

During the quarter, the pulp segment recorded a realized expense of $6.2 million and unrealized income of $5.1 million, reflecting in part a reclassification of items between the two accounts. The reclassification did not affect operating earnings, as both realized and unrealized portions of other income are included; however, it did affect Adjusted EBITDA, which excludes the unrealized portion of other income. As a result, Adjusted EBITDA in the fourth quarter of 2015 showed a loss of $2.6 million, which was down from both comparable quarters.

The segment’s fourth quarter capital expenditure of $4.2 million was entirely related to the BEP.

Corporate and other

		Three months ended
	Dec. 31/15	Sep. 30/15	Dec. 31/14
		(in millions)

Revenue	$0.1	$0.1	$0.1
General and administration	4.1	4.0	5.1
Other realized income	-	(0.1)	-
Adjusted EBITDA	$(4.0)	$(3.8)	$(5.0)
Depreciation and amortization	-	-	-
Operating loss	$(4.0)	$(3.8)	$(5.0)

Capital expenditures	$0.1	$0.2	$0.1

Our corporate and other supporting cost center recorded negative Adjusted EBITDA of $4.0 million for the quarter, with the change from comparable quarters primarily reflecting differences in the profit sharing provision.

Results of Operations – Fourth Quarter of 2014

The following table sets out our operating and financial results for the periods indicated.

	Three months ended
	Dec. 31/14	Sep. 30/14	Dec. 31/13
		(in millions)

Statements of earnings data:
Revenue	$93.5	$104.0	$91.3
Cost of products sold	63.3	74.2	62.3
Freight and other distribution costs	14.2	15.5	13.0
Depreciation and amortization	3.6	3.6	3.5
General and administration	5.1	4.0	5.7
Other expense (income)	0.8	(2.6)	(0.9)
Operating earnings	$6.5	$9.3	$7.7
Foreign exchange loss on borrowings	(8.4)	(11.1)	(7.0)
Finance expenses	(5.4)	(5.7)	(5.2)
Net loss before income taxes	$(7.3)	$(7.5)	$(4.5)
Income taxes (recovery) expense	(0.3)	0.7	0.8
Net loss	$(7.0)	$(8.2)	$(5.3)
Actuarial (losses) gains, net of tax recovery	(1.4)	-	0.6
Comprehensive loss	$(8.4)	$(8.2)	$(4.7)

Reconciliation of adjusted EBITDA data:
Net loss	$(7.0)	$(8.2)	$(5.3)
Add (subtract)
Income taxes expense (recovery)	(0.3)	0.7	0.8
Foreign exchange loss on borrowings	8.4	11.1	7.0
Finance expenses	5.4	5.7	5.2
Operating earnings	$6.5	$9.3	$7.7
Depreciation and amortization	3.6	3.6	3.5
Unrealized other expense (income)	3.4	(2.1)	(0.2)
Adjusted EBITDA	$13.5	$10.8	$11.0

Other data:
Average exchange rate (US$ per C$1.00) [1]	0.881	0.918	0.953
Period end exchange rate (US$ per C$1.00)	0.862	0.893	0.940

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

Corporate and other

	Three months ended
	Dec. 31/14	Sep. 30/14	Dec. 31/13
		(in millions)

Revenue	$0.1	$0.1	$0.1
General and administration	5.1	4.0	5.7
Other realized (income)	-	-	(0.1)
Adjusted EBITDA	$(5.0)	$(3.9)	$(5.5)
Depreciation and amortization		(0.1)	(0.1)
Operating loss	$(5.0)	$(4.0)	$(5.6)

Capital expenditures	$0.1	$0.1	$-

Our corporate and other segment recorded negative Adjusted EBITDA of $5.0 million for the quarter, with the change from comparable quarters primarily reflecting changes in the profit sharing provision.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources for 2015 compared to 2014

Summary of Financial Position

	As at December 31,
	2015	2014
	(in millions)

Cash	$16.8	$47.4
Restricted cash	-	-
Current assets	156.0	190.0
Current liabilities	57.1	60.1
Ratio of current assets to current liabilities	2.7 x	3.2 x
Financial liabilities - borrowings	$313.1	$262.4
Shareholder's equity	15.8	69.4

We ended 2015 with $16.8 million in cash. During the year ended December 31, 2015, we increased borrowings by $8.2 million, received $27.5 million of cash from the sale of the Boyle sawmill and drew down cash balances by $30.6 million, primarily to fund additions to property, plant and equipment, and finance expenses and increases in working capital.

We expect capital requirements in 2016 to be $8.1 million with $1.1 million associated with the BEP. Financing expenses are expected to be $28.1 million and consist of interest payments on the long-term debt, interest and principal payments on the BEP capital lease and the PPA loans. Upon completion of the BEP, we do not expect any capital expenditures beyond normal maintenance of business activities and financing expenses will vary with changes in the value of the Canadian Dollar.

In 2014, we renewed our $50.0 million revolving credit facility, extending the expiration to July 15, 2018. The facility is subject to a borrowing formula based on our levels of inventory and accounts receivable. In December 2015, we increased our credit facility to $70.0 million for the period between February 1, 2016 and April 30, 2016, under the same terms and conditions as the original credit facility. On December 31, 2015, the amount available under the facility was $50.0 million, with $3.9 million committed to letters of credit.

Selected Cash Flow Items

	Year ended December 31,
	2015	2014
	(in millions)
Selected cash flow items
Operating activities:
Cash provided by operating activities	$14.8	$57.7
Net reforestation	0.3	0.7
Net change in non-cash working capital items	(6.0)	(14.0)
	9.1	44.4
Investing activities:
Additions to property plant and equipment	(47.8)	(24.4)
Proceeds on disposal of property, plant and equipment	28.5	-
Receipt of government grants	-	1.5
Other	-	0.1
	(19.3)	(22.8)
Financing activities:
Increase in borrowings	8.2	4.0
Repayment of borrowings	(2.0)	(1.2)
Finance expenses paid	(25.9)	(22.0)
Dividends	(0.7)	(2.2)
	(20.4)	(21.4)

(Decrease) increase in cash	$(30.6)	$0.2

Opening Cash	$47.4	$47.2
Closing Cash	$16.8	$47.4

Total cash	$16.8	$47.4

We generated $9.1 million in cash from operations in 2015, a decrease from the $44.4 million provided in 2014, reflecting lower revenues associated with weaker prices in both lumber and pulp and lower pulp shipments.

Working capital used $6.0 million in 2015, down from $14.0 million in 2014, with the difference attributed to lower accounts receivable as a result of discounting pulp sales letters of credit.

Financing activities in 2015 were related to the receipt of $8.2 million in interim BEP financing, which was subsequently converted into a capital lease. Repayment of borrowings represented payments on our power purchase loans and the BEP capital lease. Borrowings in 2014 consisted of $4.0 million in interim BEP financing, and repayment of borrowings in that period reflected principal payments on the power purchase loans.

Liquidity and Capital Resources for 2014 compared to 2013

Summary of Financial Position

	As at December 31,
	2014	2013
	(in millions)
Cash	$47.4 $	47.2
Restricted cash	-	8.0
Current assets	190.0	178.6
Current liabilities	60.1	59.3
Ratio of current assets to current liabilities	3.2	3.0
Financial liabilities - borrowings	$262.4 $	237.4
Shareholder's equity	69.4	78.3

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

Finance expenses paid were $1.5 million higher in 2014 due to the decline in the Canadian dollar.

C.	Research and Development

We did not conduct significant research and development activities in 2015.

D.	Trend Information

Despite continued strengthening of the U.S. housing market, North American lumber pricing was under pressure for most of the year, reflecting increased supply in the domestic market and reduced demand from China. Following expiry of the SLA on October 12, 2015, lumber producers entered a year-long period during which Canadian shipments to the U.S. will not be subject to any export charges or legal actions, due to a one-year standstill provision included in the agreement. After October 12, 2016, the U.S. will be in a position to file lawsuits and pursue anti-dumping and countervail duties against Canadian producers.

Most analysts expect lumber price improvement in 2016 and 2017, based on expectations of increased demand from the U.S., as the American housing market continues to recover and the renovation and remodeling market maintains a steady pace. Though we generally agree that fundamentals are supported by improving domestic demand, our forecast is tempered by slowing demand from China, increases in North American production, the effects of a substantially weaker Canadian dollar and the unsteady nature of current global economic conditions. We expect pricing to be more volatile in 2016, as the market faces uncertainty surrounding potential trade action following the year-long SLA standstill period.

In 2015, the hardwood BCTMP market was also under pressure, as demand fell on reduced buying by Chinese paperboard producers, and supply rose with the start-up of the Paper Excellence mill in Chetwynd, B.C. This mill has since been indefinitely curtailed, and pricing in China has begun to improve. We expect the US-dollar-denominated pricing to remain under pressure, however, as growth in Chinese demand is likely to continue to slow, and as excess capacity for mechanical pulp production in both North America and China will be in a position to re-start in response to price rises. In addition, the strength of the U.S. dollar relative to currencies in many pulp-producing and pulp-buying countries is expected to make significant price increases more difficult to obtain. One development expected to support pricing is the start-up of the Stora Enso paperboard mill in Behai, China, in the second quarter of 2016. The mill is expected to consume approximately 90,000 admt of BCTMP before its integrated mechanical pulp capacity becomes operational, in late 2016 or early 2017.

In 2016, we expect our lumber facilities in Whitecourt and Fox Creek to continue to run at operating rates similar to those achieved in 2015, for combined production of approximately 450 million board feet. The pulp mill is expected to produce approximately 310,000 tonnes, up from 296,000 tonnes in 2015, and to complete the commissioning and startup of the BEP.

E.	Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements, apart from $3.9 million committed for standby letters of credit under our revolving credit facility.

F.	Tabular Disclosure of Contractual Obligations

The table below summarizes the Company’s contractual obligations (1)(4) as at December 31, 2015.

	Payments due by period
	(in millions)
					More
		Less	1-2	3-5	than
	Total	than 1 year	years	years	5 years

Long-term debt	$320.1	$4.4	$4.7	$20.4	$290.6
Fixed-rate interest (2)	$135.6	$26.6	$26.2	$76.6	$6.2
Power purchase rights (3)	$136.5	$21.2	$23.6	$91.7	-

Total	$592.2	$52.2	$54.5	$188.7	$296.8

(1)

Contractual obligations are stated as undiscounted amounts and are agreements related to debt, leases and enforceable agreements to purchase goods or services on specified terms but do not include reforestation obligations, accounts payable in the ordinary course of business or contingent amounts payable.

(2)	Based on annual interest of US$17.9 million converted at a rate of US$0.7225/C$1.00.
(3)	Does not include anticipated revenues from the sale of power supplied under the power purchase rights.
(4)	Our net pension liability of $2.5 million is not included as we are uncertain about the timing and amount of liability.

G.	Safe Harbor

See “Special Note Regarding Forward-Looking Statements”.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Officers

The following table sets forth certain information with respect to our directors and executive officers.

		Years of
		Industry
Name	Age	Experience	Position
James B. Millar	75	53	Co-Chairman and Director
H. MacKenzie Millar	69	46	Co-Chairman and Director
J. Craig Armstrong	64	42	President, Chief Executive Officer and Director
Carol Cotton, CA	58	28	Senior Vice-President
Ronald J. Reis, PEng	62	41	Senior Vice-President, Pulp
David Anderson, MBA	42	19	Vice-President, Finance, and Chief Financial Officer
Stefan Demharter	54	33	Vice-President, Wood Products
Brian McConkey	51	27	Vice-President, Human Resources
Robert J. Turner, QC (2)	69		Secretary, General Counsel and Director
Gordon J. Clanachan (1)(3)	61		Director, Audit Committee Chair
Donald R. Ching (1)(2)(3)	74		Director
W. Kenneth Davidson (3)	65		Director
Douglas G. Hall (1)(2)(3)	66		Director

(1)	Member of Audit Committee
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

H. MacKenzie Millar has served as our Co-Chairman of the Board and Director since July 2010, and had previously served as President and Chief Executive Officer and a Director since September 1997. Mr. Millar joined the family business on a full-time basis in 1970. Mr. Millar is a past president of the Alberta Forest Products Association and has served on the boards of Forintek Canada, Canadian Wood Council, Alberta Research Council and the Forest Sector Advisory Council to the Government of Canada. In 2010, Mr. Millar was awarded an honorary membership in the Alberta Forest Products Association. Mr. Millar has Bachelor of Arts and Bachelor of Commerce degrees from the University of Alberta and has served on the Business Advisory Council to the Faculty of Business of the University of Alberta. Mr. Millar is the brother of James B. Millar.

J. Craig Armstrong has served as President, Chief Executive Officer and Director since July 2010. Mr. Armstrong had previously served as Executive Vice-President since July 1998. Prior to this, Mr. Armstrong had served as our Senior Vice-President, Marketing, since September 1997. Mr. Armstrong joined Industries in 1987 as Director of Sales and Marketing and was appointed that company’s Senior Vice-President, Marketing, in 1994. Prior to 1987, Mr. Armstrong spent 13years with other forest products companies. Mr. Armstrong is a past president of the Alberta Forest Products Association and serves on the boards of the Forest Products Association of Canada and the Sustainable Forestry Initiative. Mr. Armstrong has a Bachelor of Commerce degree from the University of Saskatchewan.

David Anderson, MBA, has served as Vice-President, Finance, and Chief Financial Officer since June 2015. Prior to this, Mr. Anderson had served as Vice-President Finance and Business Development, Manager, Lumber Sales, and Manager, Pulp Sales, since joining Millar Western in 2005, and had previously held positions in another forest products company. Mr. Anderson holds a Bachelor of Science in Forestry degree and a Master’s in Business Administration degree.

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

Robert J. Turner, QC, has served as our Secretary, General Counsel and a Director since September 1997. Mr. Turner is a Consultant of Dentons Canada LLP, a law firm, and was previously a Vice-Chair and Consultant of Fraser Milner Casgrain LLP. Mr. Turner has served on boards including Alberta YMCA, the University of Lethbridge, Edmonton Space and Science Foundation and Edmonton Eskimo Football Club. Mr. Turner has a Bachelor of Commerce degree from the University of Calgary and a Bachelor of Laws degree from the University of Alberta.

Gordon J. Clanachan, FCA, ICD.D, was appointed a director in August 2014, and serves as the chair of our audit committee. Previously President and CEO of RaiLink Ltd. and a Senior Manager of Price Waterhouse, Mr. Clanachan serves on boards including Melcor Developments Ltd., Chandos GP Corp. and the Edmonton Pipe Industry Pension Plan, and has previously served on the boards of the University of Alberta and the Edmonton Regional Airports Authority. A graduate of Glasgow University, Mr. Clanachan is a member of the Institute of Corporate Directors and the Canadian Institute of Chartered Accountants, and has been designated a Fellow of Chartered Accountants by the Institute of Chartered Accountants of Alberta.

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

Certain of our directors and officers are also directors and officers of Industries and are therefore in positions involving possible conflicts of interest. Specifically, James B. Millar, Co-Chairman and a Director, is also Chairman, Chief Executive Officer and a Director of Industries; H. MacKenzie Millar, Co-Chairman and a Director, is also the President and a Director of Industries; J. Craig Armstrong, President and Chief Executive Officer and a Director, is also Executive Vice-President of Industries; Carol Cotton, Senior Vice-President, is also Vice-President and Chief Financial Officer of Industries, and Robert J. Turner, Secretary, General Counsel and a Director, is also Secretary and General Counsel of Industries. Our directors and officers are subject to fiduciary obligations to act in our best interests. Individuals who are directors and officers of both Millar Western and Industries have agreed with us that they will dedicate a substantial majority of their time to us in order to perform their duties as our directors and officers.

B.	Compensation

Executive officers are appointed annually and serve at the discretion of the Board of Directors. The aggregate amount of compensation we paid to all directors and officers as a group, for services in all capacities in 2015, was $4.4 million.

Our policy provides that each non-employee director is entitled to receive an annual fee of $22,000 and a fee of $1,500 for each board or committee meeting attended. The chair of the Audit Committee of the Board of Directors is entitled to an additional $10,000 per annum, and the chair of each other committee is entitled to an additional fee of $5,000 per annum. The total compensation paid to non-employee directors for the year ended December 31, 2015, was $0.2 million.

We do not have a stock incentive plan and have never granted stock appreciation rights to any of our directors, officers or employees. We maintain a defined contribution pension plan for all of our employees. The aggregate amount that we contributed to the pension plan on behalf of the employees in 2015 was $2.8 million, of which $0.1 million represented contributions on behalf of our officers. All of our employees are entitled to participate on a voluntary basis in a retirement savings plan, or RSP, under which we match each employee’s RSP contribution up to a fixed amount. The aggregate amount of matching RSP contributions paid by us in 2015 was $1.1 million, of which less than $6,000 represented matching contributions on behalf of our officers.

On January 1, 2000, we established a supplementary defined benefit pension plan for our executives and certain key employees. Under this plan, participants will be entitled to a target level of retirement benefits in combination with the Canada Pension Plan and our other Registered Pension Plans. The aggregate amount that we contributed to the supplementary pension plan on behalf of the participants was $1.0 million in 2015.

Employee Profit Sharing Plan

All full-time employees participate in a profit sharing plan that distributes to employees on an annual basis a percentage of earnings before income taxes and unusual items, such as unrealized exchange gains or losses on debt. The percentage of such earnings set aside for distribution under the employee profit sharing plan is reviewed annually. For the years ended December 31, 2015, 2014, 2013, 2012 and 2011, the amount of such earnings set aside for distribution was nil, $2.5 million, $3.2 million, nil and $0.4 million respectively.

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

D.	Employees

As of December 31, 2015, we had 645 full-time employees, all of whom were non-unionized.

Location	Employees (1)
Corporate office (Edmonton)	52
Whitecourt pulp mill	121
Whitecourt sawmill	276
Boyle sawmill*	91
Fox Creek sawmill	73
Woodlands (Whitecourt, Fox Creek, Boyle*)	32
Total	645

(1) Does not include part-time or seasonal employees.

*We issued severance notice to Boyle employees in November 2015, with severances to take effect in January and February 2016. We sold the Boyle operation in December 2015, but our employees continued to operate the facility until the processing of existing log and lumber inventories was completed in February 2016.

In addition to our full-time employees, we employed independent contractors to provide logging, trucking, road building and forest regeneration services.

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

Services Provided by Directors

Robert J. Turner, Secretary, General Counsel and a Director of Millar Western, is a consultant at the law firm of Dentons LLP (formerly Fraser Milner Casgrain LLP), which received fees of $225,894, $165,000 and $226,000 for general corporate legal advice provided to us in 2015, 2014 and 2013, respectively. Such compensation did not exceed 5% of the revenues of Dentons during 2015, 2014 or 2013.

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

	Changes in realized	Estimated impact on
	price (1)	operating earnings (2)
		(millions)

Pulp (3)	US$50/admt	$16.0
Lumber (4)	US$50/mfbm	$23.0

(1)	Assumed exchange rate of US$1.00 = C$1.00.
(2)	Before impact of profit sharing plan.
(3)	Based on annual shipments of 320 madmt.
(4)	Based on annual shipments of 460 mmfbm.

B.	Foreign Exchange

We sell the majority of our products (68% of 2015 revenue, 67% of 2014 revenue and 64% of 2013 revenue) in U.S. dollars. Consequently, the value of the Canadian dollar versus the U.S. dollar has a major impact on our revenue and profitability. The value of the Canadian dollar was US$0.7225 at December 31, 2015, compared to US$0.8620 at December 31, 2014, and US$0.9402 at December 31, 2013.

The impact on earnings of fluctuations in currency rates is partially offset by the corresponding fluctuations in our debt-service payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, we periodically enter into foreign-exchange forward contracts. We do not use any instruments to manage our exposure to changes in foreign-currency rates with respect to the principal value of our U.S.-dollar-denominated debt. We do not hold or issue foreign-currency financial instruments for trading purposes. Based on sales revenue for the year ended December 31, 2015, the effect of a US$0.01 change in the value of the Canadian dollar over the course of the year would affect operating earnings by approximately $2.1 million.

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

Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

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

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, and persons fulfilling similar functions. The code of ethics is filed as an exhibit to this annual report for the year ended December 31, 2015. A copy of the code of ethics will be provided to any person without charge upon such person’s request in writing at the address set forth on the cover of this annual report.

C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

We paid the following fees to PricewaterhouseCoopers LLP in each of the years ended December 31, 2015, 2014 and 2013, for professional services:

	2015	2014	2013
	(in thousands)
Audit Fees (1)	$345.4	$259.3	$253.0
Audit-Related Fees	$-	$-	$-
Tax Fees (2)	$34.1	$24.6	$18.7
All Other Fees (3)	$19.7	$97.8	$123.0
	$399.2	$381.7	$394.7

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

Our Audit Committee approved 100% of the fees paid to PricewaterhouseCoopers LLP in 2015, 2014and 2013and has a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax compliance, audit services and tax services may be presented to the Audit Committee for pre-approval as a category of services on an annual or project basis. On an annual basis, management is required to update the Audit Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. All non-audit services not otherwise pre-approved by the Audit Committee must be pre-approved by the Audit Committee on an individual basis.

No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i) (C) of Rule 2-01 of Regulation S-X.

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

(i) Independent Auditor’s Report.

(ii) Statements of Financial Position as at December 31, 2015 and 2014.

(iii) Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2015, 2014 and 2013.

(iv) Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013.

(v) Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013.

(vi) Notes to the Financial Statements.

(vii) Financial Statement Schedules are omitted because they are not applicable, not required or because the required information is included in the Financial Statements filed herein.

(b)	Exhibits

Exhibit	Description of Exhibit
Number
1.1*	Certificate, Articles of Incorporation and Articles of Amendment.
1.2*	By-laws.
2.1***	Indenture dated as of April 7, 2011, among the Company, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada as co-trustee.
2.2***	Registration Rights Agreement, dated as of April 7, 2011, among the Company and Goldman, Sachs & Co., HSBC Securities & Co., HSBC Securities (USA) Inc. and KKR Capital Markets LLC.
2.3***	Form of Exchange Note (included in Exhibit 2.1).
2.4***	Credit Facility Letter dated as of December 29, 2006, from HSBC Bank Canada to the Registrant.
2.5***	First Supplemental Credit Facility Letter dated as of September 12, 2007, from HSBC Bank Canada to the Registrant.
2.6***	Second Supplemental Credit Facility Letter dated as of March 26, 2008, from HSBC Bank Canada to the Registrant.
2.7***	Third Supplemental Credit Facility Letter dated as of April 22, 2008, from HSBC Bank Canada to the Registrant.
2.8***	Fourth Supplemental Credit Facility Letter dated as of August 13, 2009, from HSBC Bank Canada to the Registrant.
2.9***	Fifth Supplemental Credit Facility Letter dated as of May 25, 2010, from HSBC Bank Canada to the Registrant.
2.10***	Sixth Supplemental Credit Facility Letter dated as of September 17, 2010, from HSBC Bank Canada to the Registrant.
2.11***	Seventh Supplemental Credit Facility Letter dated as of April 6, 2011, from HSBC Bank Canada to the Registrant.
2.12*****	Credit Facility Letter dated as of April 16, 2012, from HSBC Bank Canada to the Registrant.
2.13*****	First Supplemental Credit Facility Letter dated as of August 27, 2012, from HSBC Bank Canada to the Registrant.
2.14******	Second Supplemental Credit Facility Letter dated as of June 19, 2014, from HSBC Bank Canada to the Registrant
2.15†	Third Supplemental Credit Facility Letter dated as of December 8, 2015, from HSBC Canada to the Registrant
2.16***	SD Extension Loan Agreement dated as of June 5, 2006, between the Registrant and CP Energy Marketing LP (formerly known as EPCOR Merchant and Capital LP).
2.17***	Tax Loan Agreement dated as of February 22, 2007, between the Registrant and CP Energy Marketing LP (formerly known as EPCOR Merchant and Capital LP).
2.18***	Letter of Understanding dated June 5, 2006, among the Registrant, CP Energy Marketing LP (formerly known as EPCOR Merchant and Capital LP) and Capital Power PPA Management Inc. (formerly known as EPCOR PPA Management Inc.).
4.1*	Forest Management Agreement dated May 14, 1997, between the Minister of Environmental Protection of Alberta and the Registrant.
4.2*	Corporate Services Agreement dated May 13, 1998, between the Registrant and Millar Western Industries Ltd.
4.3*	Non-Competition Agreement dated as of May 13, 1998, among the Registrant, Millar Western Industries Ltd., James B. Millar and H. MacKenzie Millar.
4.4***	Trademark Licensing Agreement dated May 13, 1998, between the Registrant and Millar Western Industries Ltd.
4.5***	Fox Creek Site Land Lease dated as of December 10, 2010, between the Registrant and the Province of Alberta.
4.6**	Power Syndicate Agreement (Sundance C) dated January 1, 2001, among the Registrant, Capital Power Corporation (formerly known as EPCOR Utilities Inc.) and certain industry participants.
4.7***	Power Purchase Arrangement (Sundance C).
4.8***	Millar Western PPI Swap and Purchase Agreement dated as of May 19, 2006, among the Registrant, CP Energy Marketing LP (formerly EPCOR Merchant and Capital LP) and Capital Power Corporation (formerly known as EPCOR Utilities Inc.).
11.1****	Code of Ethics.
12.1†	Certification of the Chief Executive Officer, J. Craig Armstrong, required by 17 CFR 240.15d-14(a).
12.2†	Certification of the Chief Financial Officer, David Anderson, required by 17 CFR 240.15d-14(a).

13.1†	Certification of the Chief Executive Officer, J. Craig Armstrong, required by 17 CFR 240.15d-14(b) and 18 U.S.C. Section 1350.
13.2†	Certification of the Chief Financial Officer, David Anderson, required by 17 CFR 240.15d-14(b) and 18 U.S.C. Section 1350.

---------------

*	Incorporated by reference from the Registrant’s Form F-4 filed with the Securities and Exchange Commission (Commission File No. 333-8960).
**	Incorporated by reference from the Registrant’s Form 20-F filed with the Securities and Exchange Commission on June 4, 2002 (Commission File No. 333-08960).
***	Incorporated by reference from the Registrant’s Form F-4 filed with the Securities and Exchange Commission (Commission File No. 333-179957).
****	Incorporated by reference from the Registrant’s Form 20-F filed with the Securities and Exchange Commission on March 5, 2013 (Commission File No. 333-112898).[JM1]
*****	Incorporated by reference from the Registrant’s Form 20-F filed with the Securities and Exchange Commission on March 5, 2014 (Commission File No. 333-112898).
******	Incorporated by reference from the Registrant’s Form 20-F filed with the Securities and Exchange Commission on March 4, 2015 (Commission File No. 333-112898)
†	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MILLAR WESTERN FOREST PRODUCTS LTD.

Dated: March 1, 2016	By:	/s/ David Anderson
David Anderson
Vice-President, Finance, and Chief Financial Officer

Millar Western Forest
Products Ltd.

Financial Statements
December 31, 2015 and 2014

Independent Auditor’s Report

To the Shareholder of Millar Western Forest Products Ltd.

We have audited the accompanying financial statements of Millar Western Forest Products Ltd., which comprise the statements of financial position as at December 31, 2015 and 2014 and the statements of changes in equity, operations and comprehensive (loss) income and cash flows for each of the years in the three-year period ended December 31, 2015 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Millar Western Forest Products Ltd. as at December 31, 2015 and 2014 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) “PricewaterhouseCoopers LLP”
Chartered Professional Accountants

Edmonton, Alberta
March 1, 2016

Millar Western Forest Products Ltd.
Statements of Financial Position
As at December 31
(in thousands of Canadian dollars)

	2015	2014
	$	$

Assets

Current assets
Cash and cash equivalents (note 5)	16,773	47,425
Accounts and other receivables (note 6)	34,136	40,617
Inventories (note 7)	92,868	89,216
Prepaid expenses	12,262	12,768

	156,039	190,026

Property, plant and equipment (note 8)	222,836	192,606
Intangible assets (note 9)	31,979	37,157
Other assets (note 10)	1,729	323

	412,583	420,112

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 12)	47,894	54,204
Financial liabilities – borrowings (note 13)	4,438	1,362
Reforestation obligations (note 14)	4,749	4,529

	57,081	60,095

Financial liabilities – borrowings (note 13)	313,062	262,399
Asset retirement obligations (note 14)	1,446	2,004
Other obligations (note 15)	2,285	23
Reforestation obligations (note 14)	7,634	10,045
Deferred income taxes (note 20)	12,853	13,189
Post-employment benefit obligation (note 21)	2,471	2,926

	396,832	350,681

Shareholder’s Equity

Share capital (note 16)	65,500	65,500
Retained (deficit) earnings	(49,749)	3,931

	15,751	69,431

	412,583	420,112

Approved by the Board of Directors

(signed) “H. MacKenzie Millar”	Director	(signed) “J. Craig Armstrong”	Director

The accompanying notes are an integral part of these financial statements.

Millar Western Forest Products Ltd.
Statements of Changes in Equity
For the years ended December 31
(in thousands of Canadian dollars)

		Retained
	Share	(deficit)	Total
	capital	earnings	equity
	$	$	$
Balance – January 1, 2013	65,500	7,120	72,620

Net income for the year	-	6,620	6,620

Remeasurement gain that will not be reclassified to net (loss) income	-	577	577

Dividends (note 16)	-	(1,500)	(1,500)

Balance – December 31, 2013	65,500	12,817	78,317

Net loss for the year	-	(5,181)	(5,181)

Remeasurement loss that will not be reclassified to net (loss) income	-	(1,455)	(1,455)

Dividends (note 16)	-	(2,250)	(2,250)

Balance – December 31, 2014	65,500	3,931	69,431

Net loss for the year	-	(52,755)	(52,755)

Remeasurement loss that will not be reclassified to net (loss) income	-	(175)	(175)

Dividends (note 16)	-	(750)	(750)

Balance – December 31, 2015	65,500	(49,749)	15,751

The accompanying notes are an integral part of these financial statements.

Millar Western Forest Products Ltd.
Statements of Operations and Comprehensive (Loss) Income
For the years ended December 31
(in thousands of Canadian dollars)

	2015	2014	2013
	$	$	$
Revenue	378,598	405,123	382,938
Cost of products sold (excluding depreciation and amortization)	280,884	273,852	259,155
Freight and other distribution costs	63,961	59,767	53,438
Depreciation and amortization	14,568	14,272	13,996
General and administration	15,781	18,748	19,061
Other expense (income), net (note 18)	3,869	(2,679)	(11,869)
Gain on sale of Boyle assets and liabilities (note 8)	(17,622)	-	-
	361,441	363,960	333,781
Operating earnings	17,157	41,163	49,157

Foreign exchange loss on borrowings	(47,019)	(20,265)	(14,425)

Finance expenses, net (note 19)	(23,295)	(22,086)	(20,892)

Net (loss) income before income taxes	(53,157)	(1,188)	13,840

Income taxes (recovery) expense (note 20)	(402)	3,993	7,220

Net (loss) income for the year	(52,755)	(5,181)	6,620

Remeasurement (loss) gain that will not be reclassified to net (loss) income – net of tax of $58 (2014 –$485; 2013 – $192)	(175)	(1,455)	577

Comprehensive (loss) income for the year	(52,930)	(6,636)	7,197

The accompanying notes are an integral part of these financial statements.

Millar Western Forest Products Ltd.
Statements of Cash Flows
For the years ended December 31
(in thousands of Canadian dollars)

	2015	2014	2013
	$	$	$

Cash provided by (used in)

Operating activities
Net (loss) income for the year	(52,755)	(5,181)	6,620
Adjustments for
Finance expenses	23,295	22,086	20,892
Depreciation and amortization	14,568	14,272	13,996
Deferred income tax (recovery) expense	(278)	4,245	7,344
Unrealized exchange loss on borrowings	47,019	20,265	14,425
Unrealized loss (gain) on derivative contracts	993	2,074	(6,970)
Reforestation expense	7,235	7,151	5,018
Loss on disposal of property, plant and equipment	423	49	832
Gain on sale of Boyle assets and liabilities	(17,622)	-	-
Inventory valuation to net realizable value	1,157	-	-
Greenhouse gas credits (note 10)	(1,413)	-	-
Other	(679)	(117)	(1,954)
Reforestation expenditures	(6,917)	(6,466)	(6,817)

	15,026	58,378	53,386

Net change in non-cash working-capital items (note 26)	(5,967)	(14,012)	(12,170)

	9,059	44,366	41,216

Investing activities
Additions to property, plant and equipment (note 26)	(47,826)	(24,326)	(21,655)
Receipt of government grants	-	1,500	15,377
Proceeds on disposal of property, plant and equipment	28,535	28	136
Cash collateral on derivative contracts	-	-	6,952
Decrease (increase) in other assets (note 10)	7	42	(4)

	(19,284)	(22,756)	806

Financing activities
Increase in borrowings	8,235	4,037	11,603
Repayment of borrowings	(2,013)	(1,220)	(9,092)
Finance expenses paid	(25,899)	(21,971)	(20,488)
Dividends	(750)	(2,250)	(1,500)

	(20,427)	(21,404)	(19,477)

(Decrease) increase in cash and cash equivalents during the year	(30,652)	206	22,545

Cash and cash equivalents – Beginning of year	47,425	47,219	24,674

Cash and cash equivalents – End of year	16,773	47,425	47,219

The accompanying notes are an integral part of these financial statements.

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

1	General information

Millar Western Forest Products Ltd. (the Company) is incorporated and located in Canada. The address of the Company’s corporate office is 16640 – 111 Avenue, Edmonton, Alberta, Canada T5M 2S5.

The Company is a subsidiary of Millar Western Industries Ltd., with the ultimate parent being Hualkeith Investments Ltd.

The Company is an integrated forest products company with facilities in Canada producing lumber and pulp. The lumber segment consists of two sawmill operations that produce and market dimension lumber. The pulp segment consists of a pulp operation that manufactures and markets a number of different grades of bleached chemi-thermo-mechanical pulp (BCTMP).

2	Summary of significant accounting policies

Statement of compliance

These audited financial statements and the notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

These financial statements were approved by the Company’s board of directors on March 1, 2016.

The significant accounting policies used in the preparation of these financial statements are as follows:

Basis of measurement

These financial statements have been prepared on the historical cost basis, unless otherwise noted.

Foreign currency

i)	Functional and presentation currency

Items included in the financial statements of the Company are measured using the Canadian dollar, which is the Company’s functional currency.

The Company has no operations outside of Canada; however, the Company does have significant exposure to foreign currency exchange rate movements as a result of its long-term debt, which is denominated in US dollars, and its export sales, which are denominated primarily in US dollars (note 23).

ii)	Transactions and balances

Foreign currency transactions are translated into Canadian dollars by applying exchange rates in effect at the transaction date. At each reporting year-end, monetary assets and liabilities denominated in foreign currencies are converted into Canadian dollars at rates of exchange prevailing on that date. Gains and losses on exchange differences are recognized in the statements of operations and comprehensive (loss) income.

(1)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand and short-term deposits held with banks and money market instruments with maturity dates of less than three months.

Restricted cash

Restricted cash is cash and cash equivalents received for which external restrictions over the use and/or purpose of the amounts have been imposed.

Financial instruments

i)	Financial assets

The Company classifies its financial assets either at fair value through profit/loss (FVTPL) or as loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Financial assets at FVTPL are financial assets held for trading and include derivative instruments for which cash flow hedging has not been applied. Financial assets at fair value through earnings are carried at fair value, with changes in fair value recorded in other income.

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

Accounts payable and accrued liabilities are non-interest bearing and are recognized initially at their face amount, except when fair value is materially different, and are subsequently measured at amortized cost using the effective interest method. Borrowings are recognized initially at fair value, net of any directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest method.

(2)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

iii)	Derivative financial instruments

From time to time, the Company enters into foreign exchange instruments to hedge a portion of its expected foreign currency denominated revenue over periods of up to 12 months into the future. The Company also enters into forward sales contracts for pulp or lumber, in order to reduce the impact of market volatility on its product sales, and enters into forward purchase contracts for natural gas, in order to reduce the impact of market volatility on its gas purchases. These contracts are classified as derivative instruments.

Derivatives are recognized at fair value on the date the Company becomes a party to the contract and are subsequently remeasured at fair value. The Company does not enter into speculative contracts and does not apply hedge accounting; therefore, unrealized gains and losses on derivatives are recorded in earnings at each year-end.

The Company has reviewed all significant contractual agreements and determined there is one embedded derivative within other obligations (note 15) that must be separated from the host contract and recorded at fair value.

Details of the Company’s classification of financial instruments are provided in note 23.

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

(3)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

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

Cost of products sold, as presented in the statement of comprehensive (loss) income, includes all inventories expensed in the year, as well as changes in inventory valuation provisions. When reasons for a write down of inventory have ceased to exist, the write down is reversed.

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

The estimated useful lives of the various components of the Company’s major assets classes are as follows:

Buildings – sawmill	20 – 60 years
Buildings – pulp mill	15 – 60 years
Buildings – other	8 – 15 years
Process equipment - sawmill	5 – 50 years
Process equipment – pulp mill	5 – 50 years
Mobile equipment	3 – 10 years
Ancillary equipment	5 – 15 years
Furniture, office and computer equipment	5 – 50 years
Bridges	10 – 50 years
Roads and yards	10 – 50 years

The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant components and depreciates each component separately. Assets under construction are recognized at cost and are not depreciated until the assets are available for use. Residual values and useful lives of the assets are reviewed annually and adjusted if appropriate.

(4)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds with the carrying amount of the assets and are included as part of other income in the statement of operations and comprehensive (loss) income.

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

Assets under construction are recognized at cost and are not depreciated until the assets are available for use.

Impairment of non-financial assets

Property, plant and equipment and intangible assets with finite useful lives are tested for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. If any such indications exist, the recoverable amount of the asset is determined. For the purposes of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units or CGUs). The recoverable amount is the higher of an asset’s fair value, less costs of disposal, and its value in use, which is defined as the present value of the expected future cash flows of the relevant assets or CGU. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

Greenhouse gas credits

The Company earns greenhouse gas (GHG) credits by creating projects that reduce greenhouse gas emissions. To the extent not utilized to offset GHG penalties incurred, credits are recorded at their estimated fair value. Credits are subsequently measured at FVTPL.

Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are ready for their intended use. Transaction costs related to debt refinancing are deferred and amortized over the life of the associated debt. All other borrowing costs are recognized as finance expenses in the statements of operations and comprehensive (loss) income in the period in which they are incurred.

(5)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Employee benefits

i)	Pension obligations

The Company has defined contribution plans providing pension benefits to most of its employees, and for certain key employees the Company has a supplementary defined benefit pension plan.

The cost of defined contribution pension plans is charged to expense as the contributions become payable.

The cost of defined benefit plans is determined using the projected benefit method, prorated on service and management’s best estimates of expected plan investment performance, salary increases and retirement ages of employees in the plan. The related pension liability recognized in the statements of financial position is the present value of the defined benefit obligation at the year-end date, less the fair value of the plan assets.

Actuarial valuations for defined benefit plans are carried out annually, or when any significant changes to the plan or membership may require a revaluation to be completed.

Actuarial gains and losses are recognized in the period in which they occur, in other comprehensive income (OCI), without recycling through earnings in subsequent periods. The costs of past service benefits are recognized as an expense in the statements of operations and comprehensive (loss) income.

ii)	Profit sharing

The Company recognizes a liability and an expense for profit sharing, based on a formula that takes into consideration the net (loss) income before taxes of the Company after certain adjustments.

iii)	Other obligations

The Company offers a supplemental vacation program for select employees. The employees can use the vacation at their discretion, and the vacation can be carried forward until the end of employment. The Company accrues for unused vacation at each year-end.

Provisions

Provisions for environmental reclamation, restructuring costs and legal claims, where applicable, are recognized when the Company has a present legal or constructive obligation as a result of past events, when it is more likely than not that an outflow of resources will be required to settle the obligation, and when the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material, using a risk free rate. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

(6)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

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

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years.

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

(7)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Government grants

Grants received under government incentive programs are recognized initially as deferred revenue at fair value when there is reasonable assurance they will be received and the Company will comply with the conditions associated with the grant. Grants that compensate the Company for the cost of an asset are deducted against the carrying amount of the asset.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker has been identified as the Company’s senior executive team, which collectively makes strategic decisions for the segments.

3	Critical accounting estimates and judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continually evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates the Company has made in the preparation of the financial statements:

Power purchase rights

The Company’s power purchase rights arise from a long-term contract for the purchase of power. The underlying contract that determines the amount the Company pays for power contains many variables and meets the definition of a derivative contract. However, since the Company expects to use substantially all of the power supplied under the contract in its normal operations, the derivative contract is not carried at fair value in the financial statements. The most difficult and subjective judgment in the application of this policy is in the determination of normal usage. Since the contract is for a period of twenty years, management considers all appropriate facts and circumstances in making this assessment, including historical experience and long-term expected power usage in its facilities based on normal production levels. If management determines in the future that the contract does not meet the exception for normal purchases, the contract would be carried on the statements of financial position at fair value, and since an active market does not exist for these types of contracts, a Level 2 or 3 valuation technique would be required to determine fair value of this financial instrument.

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

(8)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Reforestation obligation

The Company is required to reforest the areas of land on which timber is harvested under the terms of its quotas and forest management agreements. Accordingly, the Company records a liability for the estimated costs of reforestation in the period in which the timber is harvested (note 14) with any changes in initial measurement recognized in the statements of operations and comprehensive (loss) income as they occur. The timing of the reforestation payments is based on the estimated period required to attain free-to-grow status in a given area, which is generally between 12 and 15 years. Due to the general, long-term nature of the liability, the most significant areas of uncertainty in estimating the provision are the amount and timing of future costs that will be incurred as, depending on the location and environment of land, the reforestation costs can vary significantly.

Long-term derivative liability

The Company’s long-term derivative liability, Biomass agreement, arises from a long-term contract for the supply of biomass to Whitecourt Power Limited Partnership (WPLP) (note 15). The underlying formula that determines the amount the Company pays or receives on a quarterly basis contains many variables and meets the definition of an embedded derivative, requiring its carrying cost to be recorded at fair value with all measurements included in the determination of earnings. The embedded derivative is included in level 2 of the fair value hierarchy as it has been valued using a discounted cash flow model. Due to the long-term nature of the liability, the most significant areas of uncertainty in estimating the current fair value are future expectations of estimated monthly total units of power generation by WPLP, the estimated monthly proportion of WPLP’s biomass consumption that is transported from the Company, Alberta Consumer Price Index metrics, monthly Alberta Pool Price projections from the Alberta Electric System Operator and Canadian dollar discount curves. Depending on fluctuations in these underlying variables the estimated fair value of the instrument can vary significantly.

4	Changes in accounting policies

The IASB periodically issues new standards and amendments or interpretations to existing standards. The new pronouncements listed below are those that the Company considers relevant to its financial reporting.

The following standards have been issued but not yet applied.

•

IFRS 9, Financial Instruments – In November 2009, IFRS 9 was issued and in October 2010 was further amended. IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in International Accounting Standards (IAS) 39 - Financial Instruments: Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive earnings. This standard is effective for annual periods beginning on or after January 1, 2018. The Company is in the process of assessing the impact of this new standard.

(9)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

•

IFRS 15, Revenue from Contracts with Customers – In May 2014, IFRS 15 was issued. This standard addresses revenue recognition and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to control its use and obtain the benefits from the good or service. The standard replaces IAS 18 - Revenue, IAS 11 - Construction Contracts and the related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is in the process of assessing the impact of this new standard.

•

IFRS 16, Leases – On January 13, 2016, IFRS 16 was issued which requires, among other things, lessees to recognize leases traditionally recorded as operating leases in the same manner as financing leases. The standard is effective for annual periods beginning on or after January 1, 2019 with earlier application permitted. The Company has not yet assessed the impact of the new standard.

There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on the financial statements.

(10)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

5	Cash and cash equivalents

Cash on deposit at Canadian banks earns interest at the bank’s prime rate minus 1.95% . The bank’s prime rate as at December 31, 2015, was 2.70% (2014 – 3.00%) . As of December 31, 2015, the Company had no restricted cash (2014 - $nil).

6	Accounts and other receivables

	2015	2014
	$	$

Trade receivables	23,610	32,250
Intercompany receivables (note 22(a))	145	194
Other receivables	10,381	8,173

	34,136	40,617

Current trade and other receivables are unsecured and non-interest bearing. Normal payment terms for the Company are 30 days (see also note 23).

7	Inventories

	2015	2014
	$	$

Logs	34,858	29,475
Pulp	21,584	23,046
Lumber	22,867	22,052
Operating and maintenance supplies	13,559	14,643

	92,868	89,216

In the year ended December 31, 2015, the Company recognized a write down of $1.2 million to net realizable value of inventories (2014 – $nil), which was included in costs of products sold and primarily related to log and lumber inventory.

(11)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

8	Property, plant and equipment

			Process
	Land	Buildings	equipment	Other	Total
	$	$	$	$	$

Year ended December 31, 2014
As at January 1, 2014	2,463	43,909	121,643	7,018	175,033
Additions	-	791	24,102	2,154	27,047
Disposals	-	-	(73)	(4)	(77)
Depreciation for the year	-	(1,630)	(6,450)	(1,317)	(9,397)

As at December 31, 2014	2,463	43,070	139,222	7,851	192,606

As at December 31, 2014
Cost	2,463	84,594	357,899	20,333	465,289
Accumulated depreciation	-	(41,524)	(218,677)	(12,482)	(272,683)

Net book value	2,463	43,070	139,222	7,851	192,606

Year ended December 31, 2015
As at January 1, 2015	2,463	43,070	139,222	7,851	192,606
Additions	-	1,244	50,006	247	51,497
Disposals	(355)	(1,454)	(8,495)	(1,319)	(11,623)
Depreciation for the year	-	(1,718)	(6,634)	(1,292)	(9,644)

As at December 31, 2015	2,108	41,142	174,099	5,487	222,836

As at December 31, 2015
Cost	2,108	79,994	375,029	14,862	471,993
Accumulated depreciation	-	(38,852)	(200,930)	(9,375)	(249,157)

Net book value	2,108	41,142	174,099	5,487	222,836

Included in the above net book values are assets under construction, and therefore not being depreciated, in the amount of $77.1 million as at December 31, 2015 (2014 – $32.8 million).

The Company sold the Boyle, Alberta, sawmill assets and liabilities to a third party, effective December 22, 2015. The sale price of $32.2 million included the value of all mill assets, timber quotas, and log inventories in the field, as well as the operation’s reforestation liability. The gain on sale included in income was $17.6 million. As of December 31, 2015, $2.5 million remained in the other receivables balance relating to the sale proceeds.

The Company is constructing a bioenergy effluent project (BEP) at its BCTMP mill at Whitecourt, Alberta. The project involves the construction and integration of three anaerobic hybrid digesters into the BCTMP mill’s existing aerobic effluent treatment system, and the installation of a biogas-fueled power plant and other project components. The project qualified for a total of $27.5 million in government grants, of which $25.5 million (2014 - $25.5 million) had been received by the Company and expended on the project as at December 31, 2015.

(12)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Total expenditures on the project to December 31, 2015, were $110.5 million, resulting in a net expenditure of $77.1 million, after receipt of the above grants and $7.9 million retained from the EPC contractor. The Company received $20.2 million (2014 – $12.0 million) in interim financing (note 13) to partially fund project costs. On September 15, 2015, the interim financing loan converted into a capital lease.

In 2015, borrowing costs of $4.0 million (2014 – $0.8 million) were capitalized for the construction of the BEP based on an average annual interest rate of 8.7% .

9	Intangible assets

			Power
	Timber	Computer	purchase
	rights	software	rights	Total
	$	$	$	$

Year ended December 31, 2014
As at January 1, 2014	9,359	355	30,386	40,100
Additions	1,549	383	-	1,932
Disposals	-	-	-	-
Amortization for the period	(440)	(94)	(4,341)	(4,875)

As at December 31, 2014	10,468	644	26,045	37,157

As at December 31, 2014
Cost	17,359	10,017	67,783	95,159
Accumulated amortization	(6,891)	(9,373)	(41,738)	(58,002)

Net book value	10,468	644	26,045	37,157

Year ended December 31, 2015
As at January 1, 2015	10,468	644	26,045	37,157
Additions	523	187	-	710
Disposals	(860)	(103)	-	(963)
Amortization for the period	(450)	(134)	(4,341)	(4,925)

Closing net book value	9,681	594	21,704	31,979

As at December 31, 2015
Cost	16,807	10,055	67,783	94,645
Accumulated amortization	(7,126)	(9,461)	(46,079)	(62,666)

Net book value	9,681	594	21,704	31,979

Included in the above net book values are assets under construction, and therefore not being amortized, in the amount of $0.7 million as at December 31, 2015 (2014 – $0.4 million).

(13)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Power purchase rights

In 2001 and 2006, the Company entered into agreements to acquire the rights to a portion of the electricity generated from certain power plants in Alberta. These agreements, in effect through 2021, give the Company the entitlement and obligation to purchase, at largely predetermined prices, approximately 80 megawatts of electricity.

10	Other assets

	2015	2014
	$	$

Greenhouse gas credits	1,413	-
Other	316	323

	1,729	323

The Company holds approximately 94,000 Alberta-based carbon offset credits verified by an independent third party and registered with the Alberta government. These credits are valued at fair value and with the emergence of a secondary market for greenhouse credits have been recorded at valuation of $15 per credit. $1.1 million was paid during the year in order to satisfy the requirements outlined in the Specified Gas Emitters Regulation in Alberta.

11	Revolving credit facility

The Company has a $50 million revolving credit facility maturing July 15, 2018. The credit facility was undrawn as at December 31, 2015, and December 31, 2014. During the period beginning February 1, 2016, and ending on April 30, 2016, there will be a temporary increase of $20.0 million in the credit facility to $70.0 million. The facility is subject to a borrowing formula based on the Company’s levels of inventory and accounts receivable. The amount available as at December 31, 2015, under the facility was $50.0 million (2014 – $50.0 million), of which $3.9 million (2014 – $3.8 million) was committed to letters of credit. The interest rate on this facility is floating and may, at the Company’s option, be based on the Canada bank prime rate or US base rate, plus a spread of 2.00% . The Company has the option of basing the rate on LIBOR plus a spread of 3.25% . Collateral pledged for the facility is a first charge on all accounts receivable and domestic inventory of the Company.

(14)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

12	Accounts payable and accrued liabilities

	2015	2014
	$	$

Trade payables	20,681	20,668
Payable to related parties (note 22(b))	238	245
Accrued expenses	26,433	31,460
Derivative contracts	542	1,831

	47,894	54,204

13	Financial liabilities – borrowings

	2015	2014
	$	$

Unsecured Senior Notes – US$210 million	290,640	243,621
Less: Financing expenses	(2,613)	(3,111)
Power purchase rights loan #1	8,345	9,518
Power purchase rights loan #2	1,592	1,781
BEP capital lease obligation (note 8)	19,536	11,952

	317,500	263,761
Less: Current portion	4,438	1,362

	313,062	262,399

Principal repayments required are as follows:

$

2016	4,438
2017	4,671
2018	4,925
2019	5,204
2020	10,235
Thereafter	290,640

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

(15)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

The indenture governing the unsecured Senior Notes contains certain restrictions on the ability of the Company to incur additional indebtedness, pay dividends or distributions, make investments, issue or repurchase share capital, create liens, or engage in sale and leaseback transactions, mergers, consolidations and sales of assets and transactions with affiliates. As at December 31, 2015, the Company was not in violation of any of these restrictions.

In 2006, the Company was provided with a $15.6 million loan to acquire additional power purchase rights as described in note 9. The loan is repayable in equal monthly payments of $0.2 million, including principal and interest, from May 31, 2006 to December 31, 2020. Interest is accrued on the loan at an effective annual rate of 12%.

In 2007, the Company was provided with a further $5.1 million loan in connection with the power purchase rights. The loan is non-interest bearing and is repayable in equal annual payments of $0.4 million from February 23, 2008 to December 31, 2020. The loan is being amortized using an effective annual interest rate of 9.75% .

Collateral for both of the power purchase rights loans consists of a first charge on the additional interest acquired in 2006 and an obligation to provide a letter of credit to the lender if the net present value of the Company’s power purchase rights falls below a predetermined level. As at December 31, 2015, a letter of credit was not required.

In 2012, the Company obtained interim financing capacity in the amount of $20.2 million, bearing interest at the Canada bank prime rate plus 2%, to procure key components of the BEP (note 8). On September 15, 2015, the interim financing loan converted into a capital lease, bearing interest of 4.45% over a 60-month period. At the end of the lease term, the Company has the option to purchase the equipment for a defined option price embedded in the lease agreement.

(16)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

14	Reforestation and asset retirement obligations

		Asset
	Reforestation	retirement
	obligation	obligations	Total
	$	$	$

As at December 31, 2013	13,120	1,217	14,337
Change in accrual	7,562	-	7,562
Change in provision	21	787	808
Expenditures during the year	(6,129)	-	(6,129)

As at December 31, 2014	14,574	2,004	16,578
Less: Current portion	4,529	-	4,529

As at December 31, 2014	10,045	2,004	12,049

As at December 31, 2014	14,574	2,004	16,578
Change in accrual	4,771	(585)	4,186
Change in provision	(45)	27	(18)
Expenditures during the year	(6,917)	-	(6,917)

As at December 31, 2015	12,383	1,446	13,829
Less: Current portion	4,749	-	4,749

As at December 31, 2015	7,634	1,446	9,080

The estimated undiscounted cash flows required to settle the reforestation obligations as at December 31, 2015, were $12.7 million (2014 – $15.0 million), with payments spread over 13 years. The most significant area of uncertainty is the estimate of future costs to be incurred. The estimated cash flows have been adjusted for inflation and discounted using the risk free rates, ranging from 0.48% to 2.03% as at December 31, 2015.

The asset retirement obligations are to reclaim land leased from the Province of Alberta. These obligations represent estimated undiscounted future payments of $5.2 million to reclaim the land. The payments are expected to occur at least 60 years into the future and have been discounted at a risk free rate of 2.15% .

(17)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

15	Other obligations

	2015	2014
	$	$

Long-term derivative liability – Biomass agreement	2,280	-
Other	5	23

	2,285	23

On March 2, 2015, the Company and WPLP entered into a 15-year biomass supply agreement effective January 1, 2015. On the day that is 180 days before the tenth anniversary of the commencement date, the Company and WPLP will have the option to extend the agreement for five additional years.

Pursuant to the agreement, the Company supplies WPLP with 100% of the biomass that WPLP needs to run its power generation facility. WPLP has no obligation to pay any compensation for the acquisition of the biomass other than transportation costs. However, WPLP, or the Company, may have to compensate the other party quarterly based on a formula that considers the quarterly weighted average of the monthly Alberta Pool Price as well as sharing net revenues from compliance environment attributes received by WPLP related to power generation. If power prices fall below a certain threshold, the Company is required to pay based on the formula, and if the prices are above another threshold, the Company will receive payment from WPLP.

The underlying quarterly mechanism within the agreement meets the definition of an embedded derivative requiring its initial measurement at fair value, with any subsequent re-measurements to fair value being recognized in profit or loss. At December 31, 2015, the estimated fair value of the embedded derivative using a discounted cash flow model, based on the factors and estimate described in note 3, was $2.3 million.

Actual cash payments in the year ended December 31, 2015, resulting from the agreement were $4.3 million (2014 - $nil) and are recorded in cost of products sold.

16	Share capital

Authorized

          Unlimited number of common shares, no par value

Issued and fully paid

	2015	2014
	$	$

15,000,002 common shares	65,500	65,500

The Company declared and paid dividends of $0.8 million in 2015 (2014 - $2.3 million, 2013 - $1.5 million).

(18)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

17	Expenses by nature

	2015	2014	2013
	$	$	$

Changes in inventories of finished goods and work-in-progress	1,117	(6,805)	1,575
Raw materials and consumables used	179,242	184,801	165,514
Depreciation and amortization	14,568	14,272	13,995
Wages and employee benefits expense	72,381	67,140	64,645
Transportation	63,961	59,767	53,438
Other expenses	30,172	44,785	34,614

	361,441	363,960	333,781

18	Other expense, net

	2015	2014	2013
	$	$	$

Loss on disposal of property, plant and equipment	(423)	(49)	(832)
Foreign exchange gain	4,872	4,697	1,987
Insurance proceeds	73	-	482
Change in unrealized gain (loss) on derivative contracts	1,287	(2,074)	7,194
Change in unrealized loss on long-term derivative liability (note 15)	(2,280)	-	-
Realized (loss) gain on derivative contracts	(7,398)	105	3,038

	(3,869)	2,679	11,869

19	Finance expenses, net

	2015	2014	2013
	$	$	$

Interest expense on borrowings	26,578	22,527	20,930
Less: Interest capitalized on qualifying assets	4,032	798	395

Net interest expense on borrowings	22,546	21,729	20,535
Other interest and bank charges	891	683	673
Interest income	(142)	(326)	(316)

	23,295	22,086	20,892

(19)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

20	Income tax (recovery) expense

The following analysis describes the difference between the effective tax rate reflected in the provision for income taxes and the statutory rates applicable to the Company.

	2015	2014	2013
	$	$	$

(Loss) income before income taxes	(53,157)	(1,188)	13,840

Income taxes based on combined federal and provincial income tax rates of 33.0% (2014 – 32.0%; 2013 – 32.0%)	(17,547)	(380)	4,429

Increase (decrease) resulting from Manufacturing and processing deduction of 7%	3,721	83	(969)
Non-taxable portion of unrealized loss on debt	6,115	2,533	1,803
Non-taxable portion of capital gains	(84)	-	11
Non-deductible income (taxable) and other items	72	(141)	490
SRED investment tax credits - net	(95)	(635)	(347)
Impact of enacted rates	544	-	-
Change in unrealized tax capital
losses for which no deferred tax
asset was recognized	6,872	2,533	1,803

Income tax (recovery) expense	(402)	3,993	7,220

Current income tax recovery	(124)	(252)	(124)
Deferred income tax recovery expense	(278)	4,245	7,344

Income tax (recovery) expense	(402)	3,993	7,220

The weighted average applicable tax rate was 33.0% (2014 – 32.0%; 2013 – 32.0%) .

Current income tax recovery includes a $0.1 million (2014 – $0.3 million; 2013 – $0.1 million) recovery in respect to prior year adjustments.

The Company did not recognize a deferred income tax asset of $12.1 million (2014 – $5.3 million; 2013 – $2.8 million) in respect of unrealized foreign exchange losses on long-term debt.

As at December 31, 2015, the Company had approximately $19.8 million of federal and $25.0 million of provincial non-capital losses available to reduce future years’ income for tax purposes, subject to confirmation by taxation authorities. The losses for both jurisdictions commence expiry in the December 31, 2032, taxation year.

(20)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

The movement in the deferred income tax account is as follows:

	2015	2014
	$	$

As at January 1	13,189	9,429
(Credit) charge to the statements of operations and comprehensive (loss) income	(278)	4,245
Tax charge relating to components of other comprehensive (loss) income	(58)	(485)

As at December 31	12,853	13,189

Significant components of the Company’s deferred income tax assets and liabilities are as follows:

	2015	2014
	$	$

Deferred income tax assets
Reforestation costs	2,757	3,062
Capital lease obligation	5,275	-
Research and development expenditures	2,765	1,478
Non-capital loss available for carry forward	5,967	4,587
Investment tax credits	2,451	2,481
Other accrued liabilities	1,874	1,730

	21,089	13,338

Deferred income tax liabilities
Property, plant and equipment	(33,947)	(26,049)
Long-term debt	5	(184)
Force majeure	-	(294)

	(33,942)	(26,527)

Net deferred income tax liability	(12,853)	(13,189)

	2015	2014
	$	$

Deferred income tax assets
To be recovered after more than 12 months	20,393	12,787
To be recovered within 12 months	696	551

Deferred income tax liabilities
To be recovered after more than 12 months	(33,942)	(26,527)

Net deferred income tax liability	(12,853)	(13,189)

(21)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

21	Employee benefit plans

	2015	2014
	$	$

Statements of financial position obligations for
Defined-benefit pension plan	2,471	2,926
Post-employment benefits	23	104
Supplemental vacations	1,609	1,589
Statements of operations and comprehensive (loss) income charges (recovery)
Defined-benefit pension plan	312	306
Post-employment medical benefits	(81)	(95)
Supplemental vacations	21	80

Defined-contribution plans

The total expense for the Company’s defined contribution pension benefits is as follows:

	2015	2014
	$	$

Plans providing defined contribution pension benefits	3,928	3,702

Defined-benefit pension plan

On January 1, 2000, the Company established a supplementary defined benefit pension plan for certain key employees. Contributions by the Company are made in accordance with independent actuarial valuations. The effective date for the last actuarial valuation was December 31, 2015.

(22)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Information regarding the defined benefit pension plan is as follows:

	2015	2014
	$	$

Change in benefit obligation
Obligation – Beginning of year	9,050	6,903
Actuarial loss	84	1,887
Current service cost	214	148
Past service cost	-	100
Benefits paid	(305)	(305)
Interest cost	347	317

Obligation – End of year	9,390	9,050

Change in plan assets at fair value
Plan assets – Beginning of year	6,124	5,223
Employer contributions	1,000	1,000
Actual return on plan assets	100	206
Benefits paid	(305)	(305)

Plan assets – End of year	6,919	6,124

Net plan liability	2,471	2,926

	2015	2014	2013
	$	$	$
Components of pension expense
Interest expense	98	58	133
Current service costs	214	148	129
Past service costs	-	100	-

Net expense	312	306	262

	2015	2014	2013
	$	$	$
Components of remeasurement (loss) gain
Demographic assumptions	-	(834)	-
Financial assumptions	(64)	(1,021)	932
Experience assumptions	(20)	(32)	(340)
Return on plan assets, excluding amounts included in interest (income) expense	(149)	(53)	177
Net of tax	-	485	(192)

Net impact on comprehensive (loss) income	(233)	(1,455)	577

(23)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

	2015	2014	2013
	%	%	%

Plan assets by asset category
Equity securities	31	31	31
Debt securities	14	13	13
Other	55	56	56

	100	100	100

The overall expected rate of return is based on the actuary’s median annualized future return, which is, in turn, based on the target asset mix and equity risk premium, less allowances for investment expenses and active equity management.

The actuarial assumptions to determine the benefit obligation at the end of the year are as follows:

	2015	2014
	%	%
To determine benefit obligation at end of year
Discount rate	3.90	3.90
Rate of compensation increase	3.50	3.50
Rate of price inflation	2.00	2.00

The assumed discount rate has a significant effect on the benefit obligation. A change in this assumption would have the following effect on the 2015 obligation:

	0.5%	0.5%
	increase	decrease

Discount rate	(536)	589

(24)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

22	Related party transactions

The Company enters into transactions with Millar Western Industries Ltd. (Industries), its parent company.

a)	The Company earned revenue from Industries as follows:

	2015	2014	2013
	$	$	$
Administration fees	382	378	373
Other fees	110	156	-
Included in accounts receivable relating to these transactions	145	194	43

Administration fees are established at the cost to the Company plus a 5% mark up.

b)	The Company incurred costs charged by Industries as follows:

	2015	2014	2013
	$	$	$
Chemical purchases	935	1,100	1,109
Other services	2,287	2,584	2,036
Accounts payable to Industries	238	245	246

Chemical purchases are charged to the Company at the same prices used for arms length parties; facility and equipment transactions are charged at the cost to Industries.

c)	Key management compensation is as follows:

Key management includes members of the executive and officers of the Company. The compensation for services of key management is as follows:

	2015	2014	2013
	$	$	$

Short-term benefits	3,229	4,824	4,175
Post-employment benefits	1,172	1,206	1,165

	4,401	6,030	5,340

Short-term benefits include salaries, current benefits and profit shares paid or payable.

(25)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

23	Financial instruments and financial risk factors

Carrying and fair value of financial instruments by category:

					2015

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and cash equivalents	-	16,773	-	16,773	16,773
Accounts receivable Trade and other	-	34,136	-	34,136	34,136
Other assets	-	1,729	-	1,729	1,729

	-	52,638	-	52,638	52,638

Financial liabilities
Accounts payable Trade and other	542	-	47,352	47,894	47,894
Borrowings	-	-	317,500	317,500	175,635
Other obligations	2,280	-	5	2,285	2,285

	2,822	-	364,857	367,679	225,814

					2014

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and cash equivalents	-	47,425	-	47,425	47,425
Accounts receivable Trade and other	-	40,617	-	40,617	40,617
Other assets	-	323	-	323	323

	-	88,365	-	88,365	88,365

Financial liabilities
Accounts payable Trade and other	1,831	-	52,373	54,204	54,204
Borrowings	-	-	263,761	263,761	274,786
Other obligations	-	-	23	23	23

	1,831	-	316,157	317,988	329,013

(26)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

The estimated fair value of financial instruments is based on relevant market prices and information available at the year-end.

The fair value of short-term financial assets and liabilities, which include cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities, approximates their carrying value, due to the short-term nature of these financial assets and liabilities.

The fair value of the Senior Notes included in borrowings as at December 31, 2015, was estimated to be US$107.4 million (2014 – US$216.6 million), based on the most recent bid price. The fair value of the power purchase rights loans, included in borrowings, as at December 31, 2015, was estimated to be $7.5 million (2014 – $11.6 million), based on a market interest rate assumption of 23.01% (2014 – 9.56%) .

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

The fair value of fixed commodity forward sale and purchase contracts is calculated using a discounted cash flow method, based on forward commodity prices. The fair value of forward exchange contracts is calculated using a forward pricing model (Level 3).

Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk, foreign currency risk, interest rate risk, liquidity risk and credit risk. The Company’s risk-management strategy focuses on the unpredictability of financial and commodity markets and seeks to reduce related potential adverse effects on the Company’s financial performance.

The Company’s risk management policies require that significant risks are reviewed with the Company’s board of directors. The Company’s methods for managing financial risks, outlined below, remain unchanged for the year ended December 31, 2015.

(27)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

i)	Market risk

From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity price risk. The Company does not enter into such agreements for speculative or trading purposes. These contracts are generally settled financially but may, at the Company’s discretion, be settled by physical delivery of the finished product. Contracts outstanding at the end of the year are recorded at their fair value, and any unrealized gains or losses are included in other income. As at December 31, 2015, the Company had $nil US-dollar-denominated forward lumber commodity contracts outstanding (2014 – $nil; 2013 – US$8.5 million), resulting in no unrealized gain or loss (2014 – $nil; 2013 – gain of $0.2 million) in other income. In 2015, the Company had a realized gain on commodity contracts of $1.8 million (2014 – gain of $1.5 million; 2013 – gain of $3.1 million) in other income.

ii)	Foreign currency risk

A foreign currency risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the Company’s functional currency. The Company is exposed to foreign currency risk on sales, purchases and the maturity of its $210 million in long-term debt, which is denominated in US dollars.

A significant portion of the Company’s sales, approximately 68% of its 2015 revenue (2014 – 67%; 2013 – 64%), was denominated in US currency, and as at December 31, 2015, the Company had $21.5 million(2014 – $30.1 million; 2013 – $29.9 million) in US-dollar-denominated accounts receivable. Consequently, the Company is exposed to foreign currency exchange risk, as changes in foreign-currency rates affect the future cash flows of accounts receivable.

The impact on earnings of fluctuations in currency rates is partially offset by the corresponding fluctuation in interest payments, substantially all of which are denominated in US dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into currency contracts to hedge US dollar positions, but does not hold or issue foreign currency financial instruments for speculative or trading purposes. As at December 31, 2015, the Company had US$6.0 million (2014 – US$49.0 million; 2013 – US$5.0 million) in outstanding forward exchange contracts, with a weighted average contract rate of C$1.3425/US$1.00 (2014 – C$1.1282/US$1.00; 2013 – C$1.0710/US$1.00). The Company also had US$9.0 million (2014 – US$1.0 million; 2013 – $45.0 million) in outstanding collar options contracts, with a call option price of C$1.3100/US$1.00 and put option price of C$1.3635/US$1.00. The Company recorded the amount of unrealized gain on these currency contracts for the year ended December 31, 2015, of $1.3 million (2014 – $1.8 million loss; 2013 – $0.02 million gain) in other income.

A significant portion of the Company’s products are sold at prices denominated in US dollars or based on prevailing US dollar prices, and a significant portion of operational costs and expenses are incurred in Canadian dollars. Therefore, an increase in the value of the Canadian dollar relative to the US dollar reduces the revenue in Canadian dollar terms realized by the Company from sales made in US dollars, which reduces operating margin and the cash flow available to fund operations. The Company’s US dollar denominated long-term debt provides a partial offset to exchange exposure. The Company has not entered into any financial instruments to mitigate the foreign currency risk associated with the long-term debt.

(28)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

The US dollar financial-position exposure as at December 31, 2015, was US$19.6 million (2014 – US$33.0 million) in net working capital and US$210.0 million (2014 – US$210.0 million) in long-term debt. Based on these balances, with other variables unchanged, a $0.01 change in the exchange rate for one US dollar into Canadian currency would have resulted in a $2.1 million (2014 – $2.5 million; 2013– $1.8 million) change in earnings.

iii)	Interest rate risk

The interest rates on the majority of the Company’s long-term debt are fixed; consequently, the Company is not significantly exposed to fair value changes on long-term debt when the market rate of interest changes. The interest rate on the Company’s revolving credit facility does fluctuate with the market; however, there was no balance drawn on the facility as at December 31, 2015. Interest rate exposure mainly relates to interest receipts on the Company’s cash balance of $16.8 million (2014 - $47.4 million) at the end of the year. The Company does not currently use any derivative instruments to manage its exposure to changes in market interest rates.

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

To mitigate the risk associated with customer or counterparty failure to meet obligations, the Company insures most trade receivables to 90% of the value of the invoice. The proportion of accounts thus insured amounted, as at December 31, 2015, to 90% of the Company’s total trade receivables; the remaining balance was predominantly represented by receivables with other forest products companies relating to fibre agreements, for which the Company held outstanding payables in similar amounts. The maximum exposure to credit risk for receivables as at December 31, 2015, was $35 million. The Company and the insurer work in concert to regularly review the creditworthiness of existing and future customers and establish that credit limits are commensurate with credit risk. All new trade customers must be insurable under the terms of the policy.

(29)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

The concentration of credit risk of accounts receivable is limited, as accounts receivable are widely distributed among customers and geographic locations. A summary of accounts receivables is as follows:

	2015	2014
	$	$

Current	21,589	30,690
30 – 60 days	2,003	1,400
61 – 90 days	18	157
91 – 120 days	-	3
Greater than 120 days	-	-

Total trade receivables	23,610	32,250
Other receivables	11,096	8,367

Total accounts receivable	34,706	40,617

During 2015, the Company recorded $0.2 million in bad debt expense (2014 – $0.1 million).

Periodically, the Company enters into agreements with third parties for the sale of certain trade receivables arising from pulp export sales to China. Total receivables sold during the year ended December 31, 2015, were US$63.1 million (2014 – US$6.2 million). As the risks and rewards of ownership over the receivables were transferred, the receivables were derecognized at the date of the transaction and no gain or loss was recognized. Related fees in the amount of $0.3 million (2014 – $8 thousand) were shown as a reduction in revenue.

v)	Liquidity risk

Liquidity risk arises from the possibility the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows to identify potential financing requirements, and by maintaining access to additional financing in the form of a working-capital- supported revolving credit facility in the amount of $50 million (note 11), which is due July 15, 2018. This credit facility requires the Company to meet certain covenants. The Company was in compliance with these covenants as at December 31, 2015.

The following are contractual cash-flow maturities (including interest) of financial liabilities:

	<1 year	1-2 years	3-5 years	>5 years	Total
	$	$	$	$	$

Borrowings	30,996	30,920	96,997	296,816	455,729
Accounts payable and accrued liabilities	47,894	-	-	-	47,894

	78,890	30,920	96,997	296,816	503,623

(30)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

24	Capital management

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

The Company does not have any externally imposed capital requirements.

25	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has two reportable segments: lumber and pulp; and, one supporting cost centre: corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo-mechanical pulp for sale to papermakers worldwide. Included in corporate and other are the combined results from the Company’s management fees and unallocated corporate and other expenses.

The accounting policies applied to the reporting segments are as described in note 2. The Company evaluates the performance of each segment based on operating earnings. The Company does not allocate financing expenses or income taxes to its business segments. The Company accounts for intersegment revenue and transfers as if the transfers were to third parties at current market prices.

Product segments

Lumber	2015	2014	2013
	$	$	$

Revenue from external customers	195,528	207,272	191,639
Cost of products sold	(158,525)	(152,139)	(141,853)
Freight and other distribution costs	(21,235)	(15,764)	(11,552)
Depreciation and amortization	(6,942)	(6,838)	(6,756)
Other (expense) income	(455)	1,599	10,931
Gain on sale of Boyle assets and liabilities	17,622	-	-

Operating earnings	25,993	34,130	42,409

(31)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Pulp	2015	2014	2013
	$	$	$

Revenue from external customers	182,688	197,473	190,926
Cost of products sold	(122,291)	(121,671)	(117,255)
Freight and other distribution costs	(42,726)	(44,003)	(41,886)
Depreciation and amortization	(7,482)	(7,263)	(7,083)
Other (expense) income	(3,464)	1,080	693

Operating earnings	6,725	25,616	25,395

Corporate and other	2015	2014	2013
	$	$	$

Revenue from related parties	382	378	373
Cost of products sold	(68)	(42)	(47)
General and administration	(15,781)	(18,748)	(19,061)
Depreciation and amortization	(144)	(171)	(157)
Other income	50	-	245

Operating loss	(15,561)	(18,583)	(18,647)

	2015	2014	2013
	$	$	$

Revenue from external customers and related parties	378,598	405,123	382,938
Cost of products sold and general and administration	(296,665)	(292,600)	(278,216)
Freight and other distribution costs	(63,961)	(59,767)	(53,438)
Depreciation and amortization	(14,568)	(14,272)	(13,996)
Other (expense) income	(3,869)	2,679	11,869
Gain on sale of Boyle assets and liabilities	17,622	-	-

Operating earnings	17,157	41,163	49,157

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment of $5.8 million (2014 – $6.5 million; 2013 – $6.2 million).

Expenditures on property, plant and equipment and intangible assets

	2015	2014
	$	$

Lumber	3,262	5,046
Pulp	48,310	23,563
Corporate and other	634	370

	52,206	28,979

Expenditures on property, plant and equipment and intangible assets are net of government grant funding.

(32)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Identifiable assets

	2015	2014
	$	$

Lumber	199,223	208,461
Pulp	194,149	159,618
Corporate and other	19,211	52,033

	412,583	420,112

The Company’s assets are all located in Canada. Revenue is attributed to geographic locations based on shipping destination as follows:

Geographic sales revenue

	2015	2014	2013
	$	$	$

Canada	115,597	122,859	130,333
United States	85,838	90,085	67,628
Europe	25,387	25,773	34,728
China	91,548	100,450	67,572
Other Asia	54,847	58,603	77,268
Other	5,381	7,353	5,409

	378,598	405,123	382,938

(33)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

26	Supplementary cash-flow information

Net change in non-cash working-capital items

	2015	2014	2013
	$	$	$

Accounts receivable and other	8,768	(2,540)	(11,578)
Inventories	(6,218)	(13,654)	2,027
Prepaid expenses	115	(2,468)	1,835
Accounts payable and accrued liabilities	(8,632)	4,650	(4,454)

	(5,967)	(14,012)	(12,170)

	2015	2014	2013
	$	$	$

Additions to property, plant and equipment and intangible assets	(52,206)	(30,479)	(25,319)
Changes in working capital for investing activities	348	5,355	3,269
Interest capitalized on qualifying assets	4,032	798	395

	(47,826)	(24,326)	(21,655)

	2015	2014	2013
	$	$	$

Interest paid	25,150	21,614	20,131

Income taxes refunded	(124)	(252)	(124)

(34)