Form 20-F
period 2016-12-31
MILLAR WESTERN FOREST PRODUCTS LTD
filed 2017-03-08
CIK 1064408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2016

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

We present our financial statements in Canadian dollars. Except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” or “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars. See Item 3, “Key Information”, for exchange rate information between the Canadian dollar and the United States dollar.

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

Adjusted EBITDA is not a measure of operating performance or liquidity under IFRS or U.S. GAAP. Such terms, as used in this annual report, are not necessarily comparable with similarly titled measures of other companies. Management believes that Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, Adjusted EBITDA should not be considered in isolation or as an alternative to operating earnings, cash flow from operating activities or other combined income or cash flow data prepared in accordance with IFRS or U.S. GAAP. See Item 5, “Operating and Financial Review and Prospects”, for a reconciliation of Adjusted EBITDA to Net Earnings (Loss).

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

  the implementation and completion of the Note Exchange Transaction (as defined herein) and the Share Exchange Transaction (as defined herein) and the anticipated benefits and consequences of such transactions;
  the timing of the Meeting (as defined herein), the Court’s approval of the Plan of Arrangement and the consummation of the Note Exchange Transaction and the Share Exchange Transaction;
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

“J-grade” is a common name for the highest quality of SPF dimension lumber, preferred in the Japan market;

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

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

A.      Selected Financial Data

The selected historical financial data presented below as at December 31, 2016, and 2015, and for each of the years in the three-year period ended December 31, 2016, have been derived from, and should be read together with, our audited financial statements and the accompanying notes included elsewhere in this annual report. Our audited financial statements are presented in Canadian dollars and have been prepared in accordance with IFRS. The selected historical financial data presented below as at December 31, 2014, 2013, and 2012, and for the years ended December 31, 2013 and 2012, are also presented in accordance with IFRS and have been derived from, and should be read together with, our audited financial statements corresponding to such periods, which are not included in this annual report.

The selected historical financial data presented below are qualified in their entirety by the more detailed information appearing in our financial statements and the related notes, as well as Item 5, “Operating and Financial Review and Prospects”, and other financial information included elsewhere in this annual report. Historical results are not necessarily indicative of results expected for any future period.

	Year ended December 31,
	2016	2015	2014	2013	2012
Statements of earnings data:			(in thousands)

Revenue	$385,117	$378,598	$405,123	$382,938	$332,401
Cost of products sold	268,562	280,884	273,852	259,155	241,039
Freight and other distribution costs	64,203	63,961	59,767	53,438	53,222
Depreciation and amortization	10,345	14,568	14,272	13,996	13,641
General and administration	18,269	15,781	18,748	19,061	13,781
Other expense (income)(1)	293	3,869	(2,679)	(11,869)	7,650
Loss on termination of Power Purchase Arrangement (PPA)	26,624	-	-	-	-
Gain on sale of Boyle assets and liabilities	-	(17,622)	-	-	-
Operating (loss) earnings	(3,179)	17,157	41,163	49,157	3,068
Foreign exchange gain (loss) on borrowings	8,673	(47,019)	(20,265)	(14,425)	4,641
Finance expenses, net(2)	(21,098)	(23,295)	(22,086)	(20,892)	(20,425)
(Loss) earnings before income taxes	(15,604)	(53,157)	(1,188)	13,840	(12,716)
Income taxes (recovery) expense	(7,213)	(402)	3,993	7,220	(4,457)
Net (loss) earnings for the year	$(8,391)	$(52,755)	$(5,181)	$6,620	$(8,259)
Actuarial (gains) losses - net of tax	(353)	175	1,455	(577)	317
Comprehensive (loss) income for the year	$(8,038)	$(52,930)	$(6,636)	$7,197	$(8,576)

	Year ended December 31,
	2016	2015	2014	2013	2012
Balance sheets data:			(in thousands)

Cash	$40,237	$16,773	$47,425	$47,219	$24,674
Restricted cash	$-	$-	$-	$7,977	$18,824
Total assets	$381,917	$412,583	$420,112	$396,274	$382,175
Financial liabilities - borrowings	$303,671	$317,500	$263,761	$240,181	$222,745
Shareholder's equity	$7,713	$15,751	$69,431	$78,317	$72,620

(1)

Other (income) expenses includes the gain or loss on insurance proceeds, foreign exchange gains or losses on U.S. dollar cash and working capital, and realized and unrealized gains or losses on derivative contracts. See our audited financial statements included elsewhere in this annual report, including note 18, referring to the three-year period ended December 31, 2016.

(2)

Finance expenses consist of interest expense, net of interest income. See note 19 to our audited financial statements included elsewhere in this annual report, referring to the three-year period ended December 31, 2016.

EXCHANGE RATE DATA

The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the Bank of Canada’s closing rate on such dates:

	2016	2015	2014	2013	2012
Low	0.6821	0.7141	0.8568	0.9314	0.9576
High	0.8002	0.8562	0.9444	1.0188	1.0377
Period End	0.7448	0.7225	0.8620	0.9402	1.0051
Average	0.7550	0.7821	0.9053	0.9710	1.0004

The following table sets forth, for each of the last six months, for Canadian dollars expressed in U.S. dollars, the low and high exchange rates based on the closing rate as described above:

	Last six months
	February	January	December	November	October	September
Low	0.7520	0.7427	0.7354	0.7359	0.7444	0.7530
High	0.7704	0.7645	0.7645	0.7520	0.7689	0.7798

On March 1st, 2017, the Bank of Canada’s noon rate was US$0.7493 = $1.00.

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

Under the SLA, export charges were imposed on Canadian lumber shipments to the U.S. in months when the market price of lumber was at or below US$355 per thousand board feet, and additional surge penalties were imposed on shipments from certain regions, including Alberta, when shipments from that region exceed a prescribed level in a given month. The export charges varied according to the market price of lumber, and ranged from 0 to 15%; the additional surge penalties, when applied, were set at 50% of the current export charge and so ranged from 0 to 7.5% .

The SLA expired on October 12, 2015, commencing a 12-month period during which no trade measures could be imposed, in accordance with the terms of a standstill provision included in the agreement. In November 2016, a coalition of U.S. lumber producers filed a petition asking the U.S. Department of Commerce to investigate Canadian lumber shipments with a view to potentially implementing new trade actions. This investigation is expected to result in countervailing or anti-dumping duties, the magnitude of which are uncertain, being applied to shipments of Canadian lumber to the U.S.

Sales of lumber to the U.S. represent a significant source of our revenue, accounting for approximately 34% of lumber segment revenue in 2016. Any new trade measures imposed by the U.S., such as export duties, could therefore have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

The government imposes fees, referred to as “stumpage”, on all timber harvested on government-owned land and also holds companies responsible for reforestation and reclamation costs. Amendments to government legislation or regulatory regimes may change stumpage-fee structures payable in relation to the harvesting of timber and could increase costs through the imposition of additional or more stringent reforestation and silvicultural standards. A material increase to the stumpage rates applicable to the Millar Western FMA, our Coniferous Timber Quotas or our Deciduous Timber Allocations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

While approximately 82% of our fiber requirements are met through our government timber allocations and fiber exchange and supply agreements with other companies, we purchase the balance of our fiber requirements on the open market. Accordingly, our operations could be affected by changes in the supply and demand for, and the prices of, purchased fiber.

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

In connection with a variety of operations on our properties, we are required to make regulatory filings with governmental agencies. Any of these agencies could delay review of or reject any of our filings, which could delay or restrict our manufacturing or logging operations, potentially resulting in an adverse effect on our operating results. For example, our pulp mill operates under an environmental permit that is due to expire on November 1, 2017, if not renewed on or before that date. We have initiated the renewal procedure for our pulp mill operating permit and expect to obtain the renewal on a timely basis, but if we are unable to renew or extend this or any other material approval, license, permit or certificate, or if we are delayed in doing so, our business, financial condition, results of operations and cash flows could be materially adversely affected.

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

We may not realize all savings and revenues expected to result from the Bioenergy Effluent Project.

Our Whitecourt pulp mill has substantially completed and is currently commissioning a project (the Bioenergy Effluent Project, or BEP) that has installed new technology to produce a biogas used to generate renewable energy that will displace a portion of the purchased electricity and natural gas used in our mill operations. The project was implemented to enhance pulp mill environmental performance, in part by reducing greenhouse gas emissions, and to strengthen mill economic performance, by cutting operating costs and increasing revenues. Project costs as of December 31, 2016, net of $27.7 million in government grants and a $7.8 million letter of credit recovered from the original EPC contractor, were $86.8 million. We expect to spend an additional net amount of approximately $1.0 million on the project in 2017, funded through cash from operations.

A reduction in our fiber supply could affect our ability to operate.

Fiber is the primary raw material in our products, and maintaining long-term fiber security is therefore important to our business. We obtain approximately 56% of our fiber requirements, based on current production capacity, from a Forest Management Agreement (FMA), Coniferous Timber Quotas and Deciduous Timber Allocations issued by the Alberta Minister of Agriculture and Forestry, each of which is issued for a period of 20 years and is renewable, provided agreement obligations are met. Our FMA is in effect until 2034. Our quotas and allocations have expiry dates ranging between 2021 and 2028. The FMA, quotas and allocations may not be renewed or extended on acceptable terms. In addition, the FMA, quotas and allocations contain terms or conditions that could, under certain circumstances, result in a reduction in the amount of fiber available to us. Any significant reductions to fiber available under our FMA, quotas and allocations could affect our ability to maintain current mill operating rates.

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

In 2005, the Government of Alberta introduced the Healthy Pine Strategy, which called for increased harvesting levels in mature and over-mature pine stands to reduce their vulnerability to infestation by the mountain pine beetle and to improve overall forest health. Under the strategy, companies have been permitted to harvest volumes in excess of historical annual allowable cut (AAC) volumes to address the infestation concern; however, to ensure long-term sustainability of the forest resources, companies employing these surge cuts are expected to undergo a reduction in their AAC in future years. In the 2007-2016 period, AAC for our Whitecourt and Fox Creek tenure areas was adjusted to reflect the Healthy Pine Strategy, resulting in AAC increases of an average of 40% in our FMA and six of our Coniferous Timber Quotas. AAC reductions are expected to begin taking effect in our FMA area in 2017 and in the affected Coniferous Timber Quotas during the period 2024 to 2028, with the amount of these reductions yet to be determined. To mitigate these potential reductions, we have implemented a series of intensive forest management practices to improve forest growth and yield; however, we expect to have to supplement our existing timber supply with additional open-market timber purchases starting in 2017, the availability and cost of which are unknown at this time.

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

In addition to fiber from government tenures, we also rely on fiber acquired through multi-year exchange and supply contracts to satisfy approximately 26% of our requirements. These multi-year fiber agreements expire between 2019 and 2021. While all are renewable, we may not be able to extend these contracts beyond their expiry. If these contracts are not renewed or are modified due to government policy or regulatory changes, we may be without sufficient fiber to maintain current production levels, which could have a material adverse effect on our business, financial condition, results of operation and cash flows. On April 27, 2016, we received notice of force majeure related to a log-chip exchange agreement we have in place with another forest company under which we have received a total of 665,000 cubic meters per year of logs from the other company's Forest Management Agreement area. In the notice of force majeure, we were advised this log volume will be reduced to 500,000 cubic meters per year, effective May 1, 2016. Under the same exchange agreement, Millar Western has delivered 170,000 bone dry units per year of chips to the other company; with force majeure invoked, this volume will be reduced to 135,000 bone dry units.

While we do not expect this change to affect our operations in the near-term, it could affect our long-term fiber supply. We are pursuing options to purchase fiber on the open market and will manage our internal allocations to ensure the least disruption to our operations. We have secured sales for the excess chip volume in the short-term and are pursuing options to address the excess volume over a longer time frame.

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

Exposure to fluctuations in electricity prices could adversely affect our profitability.

On January 1, 2001, we entered into two Power Syndicate Agreements (Battle River and Sundance C, respectively) with an affiliate of Capital Power Corporation (formerly EPCOR Utilities Inc.) and three other industrial participants in Alberta for the purpose of sharing the rights and responsibilities defined in two corresponding Power Purchase Arrangements, which we referred to as our power purchase rights. In May 2006, we consolidated our power purchase rights by swapping our interest in the Battle River agreement for an increased interest in the Sundance C agreement and the corresponding Power Purchase Arrangement, which we refer to as the PPA. On March 24, 2016, Capital Power Corporation gave notice of its intent to terminate its role as buyer of the Sundance C PPA, citing significant changes to the Specified Gas Emitters Regulation in Alberta that had impaired its ability to realize benefits from the arrangement. As a result of this termination, our role as a party to the PPA syndicate was also terminated. The Government of Alberta subsequently challenged the termination and entered into related negotiations with Capital Power Corporation. On November 28, 2016, Capital Power Corporation announced it had reached an agreement with the Government of Alberta to settle the PPA dispute. Under the settlement, the government accepted the termination of the PPA, thereby ending all of our benefits and obligations associated with the PPA.

The PPA had reduced our exposure to fluctuations in market electricity rates. With its termination, we became exposed to these fluctuations, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Environmental and other government legislation and regulations could increase our cost of doing business or restrict our ability to conduct our business.

We are subject to a wide range of general and industry-specific environmental and other laws and regulations imposed by federal, provincial and local authorities in Canada, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. We are also subject to reforestation requirements and had an accrued liability of $11.7 million at December 31, 2016 (2015 – $12.4 million, 2014 – $14.6 million), for future reforestation obligations.

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

Under the “Climate Change and Emissions Management Act”, the Government of Alberta has set out intensity-based carbon emissions reduction targets. Facilities that release 50,000 to 100,000 tonnes of CO2 equivalent (CO2e) per year are required to report their emissions but are not currently subject to reduction requirements. Large emitters, defined as those producing more than 100,000 tonnes of CO2e per year, are required to reduce their emissions intensity by 15% in 2017 and 20% in 2018, compared to 2007 levels. In lieu of reductions, organizations can remit to a technology fund the amount of $20 during 2017 and $30 beginning in 2018 for every tonne of CO2e generated over a specified limit or buy an equivalent amount of provincially-approved offset credits. In recent years, our Whitecourt pulp mill has released approximately 75,800 tonnes of CO2e per year, making us responsible for reporting our emissions, though not currently subject to a requirement to reduce the emissions or to pay penalties or purchase offsets in association with them.

Our PPA was linked to a coal-fired electricity plant that qualified as a large emitter, making us responsible, during the period of the agreement, for a portion of penalties associated with its CO2e emissions. In 2016, we were responsible for approximately 28,779 tonnes of CO2e emissions associated with the PPA. In some previous years, we addressed this obligation by applying offset credits earned through an energy-reduction project conducted in our mill operations and independently verified and registered with provincial authorities. In 2016, we elected to pay the $20/tonne penalty and to bank offset credits for use in future periods, when carbon penalties are expected to rise in accordance with plans announced by the Government of Alberta.

In 2015, the Alberta government announced that it would increase the levy paid by large emitters from $15/tonne of CO2e emitted to $20/tonne, starting in 2017, and that it would introduce a province-wide carbon levy of $20/tonne in 2017 and increase the levy to $30/tonne in 2018. Associated costs may have a material adverse effect on our business, financial condition, results of operations and cash flows. The government may take additional future measures that could negatively affect us, for example, by lowering the emissions threshold defining “large emitters”, which could require our pulp mill not only to report but to reduce, pay for or offset emissions over a specified threshold, or by further increasing the penalties that apply to these emissions. Such regulatory changes could increase our costs and have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Although the terms governing our revolving credit facility and the indenture governing the Senior Notes (the “indenture”) contain restrictions on the incurrence of additional indebtedness, additional indebtedness incurred in compliance with these restrictions could be substantial. As at December 31, 2016, we would have been permitted to borrow up to $38.1 million under our revolving credit facility. In addition, the indenture does not prevent us from incurring obligations, such as trade payables and operating leases, that do not constitute indebtedness. If we incur additional indebtedness or other obligations, the related risks could be magnified.

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

We are incorporated under the federal laws of Canada and substantially all of our assets are located in Canada. All of our directors and officers reside in Canada, and most of their assets are located in Canada. It may not be possible, therefore, to effect service of process within the United States upon us or our directors and officers. There is uncertainty as to the enforceability (1) in an original action in Canadian courts, of liabilities predicated solely upon United States federal securities laws and (2) of judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal securities laws in Canadian courts. Therefore, persons in the United States may not be able to secure judgment against us or our directors and officers in a Canadian court or, if successful in securing a judgment against us or them in a U.S. court, may not be able to enforce such judgment in Canada.

Risks Related to the Note Exchange Transaction

The consummation of the Note Exchange Transaction may not occur for a number of reasons, including as a result of a termination of the Support Agreement

The Company will not complete the Note Exchange Transaction unless and until all conditions precedent to the Note Exchange Transaction, some of which are not under the Company’s control, are satisfied or waived. Even if the Note Exchange Transaction is completed, it may not be completed on the schedule or in the manner currently anticipated. If the Note Exchange Transaction is not completed on the timeline anticipated or on the terms currently anticipated, the Company may incur additional expenses.

Although the Supporting Noteholder has agreed to vote in favor of the Note Exchange Transaction, there can be no assurance that other creditors, securityholders or third parties will not seek to challenge, oppose or delay the Note Exchange Transaction, or the ability to implement the Note Exchange Transaction under the CBCA, nor can there be any assurance that such parties would not be successful in such challenge, opposition or delay.

The Support Agreement may be terminated by the Company or the Supporting Noteholder in certain circumstances. Accordingly, there is no certainty, nor can the Company provide any assurance, that the Support Agreement will not be terminated by either the Company or the Supporting Noteholder before the completion of the Note Exchange Transaction, which may result in the Note Exchange Transaction not proceeding.

The Note Exchange Transaction may not improve the Company’s financial condition to the extent anticipated

The Note Exchange Transaction is intended to enhance the Company’s capital structure and liquidity and provide it with continued financial flexibility. However, the foregoing is contingent on many assumptions that may prove to be incorrect, including without limitation:

  the ability of the Company to succeed in continuing to implement its business plan;
  that general economic conditions will not deteriorate beyond currently anticipated levels;
  that the Company’s sales and relationships with suppliers, customers and contractors will not be materially adversely affected while the Note Exchange Transaction is underway or as a result of such Note Exchange Transaction; and
  the Company’s ability to manage costs.

Should any of those assumptions not materialize, the Note Exchange Transaction may not have the effect of providing the Company with the financial flexibility expected or required to implement its business plan.

The Company currently expects to pursue an alternative transaction if the Note Exchange Transaction is not completed

In the event that the Company does not complete the Note Exchange Transaction, the Company currently expects that it will enter into an alternative deleveraging transaction with the Supporting Noteholder involving an exchange of the Notes held by the Supporting Noteholder into new secured notes of the Company. Any such new secured notes issued to the Supporting Noteholder would be effectively senior to the Notes to the extent of the value of the collateral securing such new secured notes. As a result, any such alternative transaction could have a material and adverse impact on the value of the Notes.

The non-implementation of the Note Exchange Transaction could create liquidity risks and force the Company to pursue other alternatives that could have a negative effect on the Company

If the Note Exchange Transaction is not implemented and business operations of the Company continue at their current levels, the Company may not be able to generate sufficient cash flows to repay or refinance its outstanding indebtedness when it matures without raising additional capital. In the current market conditions and the Company’s financial condition, the Company can give no assurance that additional capital will be available on favorable terms, or at all. If the Company defaults under the terms of certain of its indebtedness, the Noteholders could declare all outstanding principal and interest to be due and payable, our lenders could terminate their commitments under our credit agreement to loan money and foreclose against the assets securing such borrowings and the Company could be forced into bankruptcy or liquidation. Further, in the event that the Note Exchange Transaction is not implemented, the Company may be required to pursue other alternatives that could have a more negative effect on the Company and its stakeholders, including non-consensual proceedings under creditor protection legislation.

ITEM 4: INFORMATION ON THE COMPANY

A.      History and Development of the Company

We were incorporated as Millar Western Forest Products Ltd. under the Business Corporations Act (Alberta) on September 8, 1997, and on February 28, 2017 we were continued under the Canada Business Corporations Act. On May 13, 1998, we acquired all of the forest products operations of our parent company, Millar Western Industries Ltd. (Industries) and its subsidiaries. The predecessor of Industries was first incorporated in 1919 and began lumber operations in the Whitecourt area in 1922. Industries completed construction of the Whitecourt pulp mill in 1988 and acquired the Boyle sawmill in 1993. We completed construction of the current Whitecourt sawmill in 2001. We acquired the Fox Creek sawmill in 2007, and rebuilt it in 2010-11 at a cost of approximately $60 million, $38 million of which was provided through an insurance settlement. We sold the Boyle sawmill and associated assets in December 2015, for a total value of $32.2 million, which included $1.5 million of working capital and $2.2 million of accrued reforestation liability transferred to the purchaser. We have substantially completed construction of a bioenergy facility at our Whitecourt pulp mill and, at December 31, 2016, had spent a total of $86.8 million on the project, net of government grants and a letter of credit recovered from the original EPC contractor. We expect to spend an additional $1.0 million in 2017, funded through cash from operations.

Our head office is located at 16640 - 111 Avenue, Edmonton, Alberta, T5M 2S5, and our registered office is located at Goodmans LLP, Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7. Our telephone and facsimile numbers are (780) 486-8200 and (780) 486-8282, respectively. Our authorized capital consists of an unlimited number of common shares, of which 15,000,002 were issued and outstanding as at December 31, 2016.

Our agent for service of process in the United States is CT Corporation System, 111 8th Avenue, New York, New York 10011, (212) 894-8700.

B.      Business Overview

We are an integrated forest products company active in Alberta, Canada, that produces and markets softwood lumber and hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP. We own and operate three production facilities in Alberta, including a sawmill and a BCTMP mill at an integrated complex in Whitecourt and a sawmill in Fox Creek. We previously owned and operated a sawmill at Boyle, Alberta; that facility was sold to a third party effective December 22, 2015, and we continued to operate it until February 19, 2016, when the processing of existing log and lumber inventories was completed. We are currently completing commissioning and startup of a newly constructed bioenergy project (the BEP) at the Whitecourt BCTMP mill that will convert organic matter in pulp mill waste into renewable energy for consumption by our pulp operations. The project is expected to be fully operational in the second quarter of 2017.

Our sawmills produce kiln-dried dimension lumber from spruce, pine and fir, or SPF, timber for the residential and commercial construction industries. We also produce higher-margin grades, such as machine-stress-rated, or MSR, lumber for load-bearing applications, as well as specialty products, such as decking. Under our current operating strategy, our sawmills have a combined annual capacity of 450 million foot board measure (mmfbm), with the Whitecourt and Fox Creek facilities having individual annual capacities of 330 mmfbm and 120 mmfbm, respectively. Our Boyle sawmill, sold in December 2015, had operated at rate of 80 mmfbm per year. Our lumber is sold principally in Canada and the United States; China is also a regular destination for our products, and a small volume of certain higher-margin grades is shipped to Japan.

Our Whitecourt pulp mill produces hardwood, softwood and blended grades of pulp and has an annual production capacity of 320,000 air dried metric tonnes (admt). Our BCTMP is sold internationally for use in the production of a diverse range of paper products, including coated and uncoated printing and writing papers, paperboard, specialty papers, tissue and toweling.

Recent Developments

On March 7, 2017, the Board of Directors of the Company (the “Board of Directors”) approved a transaction (the “Note Exchange Transaction”) whereby the Company’s existing $210 million aggregate principal amount of 8.50% senior notes due 2021 (the “Existing Notes”) would be exchanged for 9.0% senior secured notes due 2022 to be issued by the Company (the “New Secured Notes”). In connection with the Note Exchange Transaction, the Board of Directors also approved an agreement with certain funds affiliated with Atlas Holdings, LLC (collectively, the “Supporting Noteholder”), which beneficially owns approximately 36% of the Existing Notes, pursuant to which the Supporting Noteholder would, among other things, support the Note Exchange Transaction and to vote in favor of the Note Exchange Transaction at the Meeting (as defined below).

If the Note Exchange Transaction is consummated, each Noteholder would receive, on the implementation of the Note Exchange Transaction, New Secured Notes in a principal amount equal to 50% of the principal amount of Existing Notes held by such Noteholder as at the voting record date. In addition, each Noteholder that votes in favor of the Note Exchange Transaction on or before March 31, 2017 would receive additional New Secured Notes (the “Early Consent Notes”) in a principal amount equal to 5% of the principal amount of Existing Notes held by such Noteholder as at the voting record date. The New Secured Notes would be secured by a first lien on substantially all of the assets and property of the Company, with the exception of accounts receivable and inventory (the “Priority Collateral”). The New Secured Notes would also be secured by a second lien on the Priority Collateral, which Priority Collateral would continue secure the company’s revolving credit facility on a first-lien basis.

It is a condition to the implementation of the Note Exchange Transaction that the Supporting Noteholder will agree to exchange the approximately US$41.7 million aggregate principal amount of New Secured Notes it receives pursuant to the Note Exchange Transaction for 80% of the common shares of the Company (the “Share Exchange Transaction”). If the Note Exchange Transaction and the Share Exchange Transaction are consummated, the long-term indebtedness of the Company would be reduced from US$210 million of Existing Notes to approximately US$71 million of New Secured Notes. In addition, annual cash interest costs in respect of the Company’s long-term indebtedness would be reduced from approximately US$18 million per year to approximately US$6 million per year.

The Note Exchange Transaction would be implemented by way of the Plan of Arrangement under the CBCA and would be expected to be completed by the end of April, 2017.

Completion of the Note Exchange Transaction will initially be subject to the Ontario Superior Court of Justice (Commercial List) (the “Court”) issuing an interim order authorizing, among other things, the holding of a meeting of Noteholders to vote on the Plan of Arrangement (the “Meeting”), the mailing of information packages to Noteholders, the procedure for submitting voting instructions in respect of the Plan of Arrangement, eligibility requirements to receive Early Consent Notes, and certain other procedural matters.

Provided the interim order is granted by the Court, the Note Exchange Transaction would then be subject to, among other things, approval of the Plan of Arrangement by the affirmative vote of at least 662/3% of the votes cast by Noteholders present in person or by proxy at the Meeting, approval of the Plan of Arrangement by the Court, the receipt of all necessary regulatory approvals, if any, and the satisfaction or waiver of other conditions pursuant to the Plan of Arrangement. If all requisite approvals are obtained, the Plan of Arrangement will bind all Noteholders.

In connection with the transactions described above, on March 7, 2017, the Board of Directors also approved a consent acknowledgment (the “Consent Acknowledgment”) with the lender under our revolving credit facility (the “Bank Lender”) pursuant to which the Bank Lender would consent to, and waive any default under our revolving credit facility in respect of, the Note Exchange Transaction and the Share Exchange Transaction, and the Company would agree to grant the Bank Lender a second-lien security interest in substantially all of our assets and property other than the Priority Collateral. Pursuant to the Consent Acknowledgment, the Company and the Bank Lender would also agree to certain amendments to our revolving credit facility, including certain financial covenants.

Principal markets

Our production of both pulp and lumber provides a diversified revenue base. From 2012 to 2016, 50% of our total revenue came from pulp sales and 50% came from lumber sales. This balance of pulp and lumber production has enabled us to weather cyclical swings in each of the two distinct markets. In addition, the geographic and product-line diversity of our customers mitigates the impact of a downturn in demand in any one region or product category.

The geographic distribution of our revenue for the periods indicated is shown in the following table.

Distribution of Sales Revenue, by Geographic Region

	2016	2015	2014

Canada	26%	31%	30%
China	29%	24%	25%
United States	23%	23%	22%
Other Asia	14%	14%	14%
Europe	6%	7%	7%
Other	2%	1%	2%

Lumber

Our sawmills produce kiln-dried SPF dimension lumber for use in residential and commercial construction, as well as higher-margin grades, such as MSR, J-grade and appearance grade, and specialty products, such as rough decking and fencing. In recent years, we have focused on developing specialty products that are less subject to commodity price fluctuations. These products currently represent approximately 12% of our total production and are sold directly to end users. The remainder of our production is sold through a supply chain that includes retail stores, stocking distributors and wholesale companies.

The following table shows the approximate distribution of our lumber sales by grade.

Distribution of Lumber Sales, by Grade

	2016	2015	2014

Commodity	74%	74%	74%
J-grade & appearance	8%	10%	10%
MSR	6%	4%	3%
Specialties	12%	12%	13%

The principal markets for our lumber products are Canada, the United States, China and Japan. Lumber sales within North America are handled by sales staff located in our Edmonton corporate office. All offshore sales are conducted through an international marketing consortium, Interex Forest Products Ltd. of Vancouver, of which we are a 25% owner.

The following table shows the approximate distribution of our lumber sales by geographic region.

Distribution of Lumber Sales, by Geographic Region

	2016	2015	2014

Canada	59%	57%	56%
U.S.	31%	35%	36%
China	7%	5%	6%
Japan	1%	3%	2%

In 2016, our five largest lumber customers represented approximately 48% of all the lumber we sold.

Pulp

Our type of pulp, BCTMP, is sold for use in a wide variety of applications, including paperboard, coated and uncoated papers, tissue and towels, and specialty and other papers. Our corporate marketing staff, supported by an international network of independent sales agents, sells pulp to all major pulp consuming regions, including Europe, Asia, and North America.

The following table shows the approximate distribution of our pulp sales by end product.

Distribution of Pulp Sales, by End Product

	2016	2015	2014

Paperboard	64%	63%	61%
Coated & uncoated papers	22%	24%	26%
Tissue & towel	5%	5%	6%
Specialty & other	9%	8%	7%

BCTMP is used by papermakers in combination with kraft pulps, primarily to add bulk and opacity to the paper sheet. In recent years, there has been significant growth in the sale of our pulp for use in multi-ply paperboard. This increased use of BCTMP in the manufacture of paperboard has also been evident in rising sales to Asia, a region that has seen strong growth in paper-making capacity and, particularly, in paperboard capacity.

The following table shows the approximate distribution of our pulp sales by geographic region.

Distribution of Pulp Sales, by Geographic Region

	2016	2015	2014

China	54%	52%	49%
Other Asia	28%	28%	22%
Europe	10%	11%	13%
North America	6%	6%	7%
Other	2%	2%	9%

In 2016, our five largest pulp customers represented approximately 46% of all the pulp we sold.

Seasonality

We conduct a significant amount of our log harvesting and hauling in the winter months, creating a seasonal buildup of working capital. Harvesting usually begins in the fourth quarter, with the balance of harvesting and most hauling activities occurring in the first quarter of the following year. The build-up of log inventory over this period is typically valued at $25-$30 million, with $4-$8 million worth of logs accumulated in the fourth quarter, depending on weather conditions, and the rest realized in the following year’s first quarter. These log inventories are consumed through the year and reach minimum levels in the third quarter. This seasonal working capital build-up and reduction has a significant impact on our liquidity through the year.

Sources and availability of raw material

Fiber

The availability of a secure and economic fiber supply is one of the most important factors affecting the performance of forest products companies. Fiber supply self-sufficiency is a key competitive element, because direct control and management of timber resources largely insulates an operator from fluctuations in the market price of fiber. Approximately 82% of the fiber requirement for our pulp mill and sawmill facilities is supplied under long-term agreements with the Government of Alberta and multiple-year agreements with other forest products companies. Our agreements with the Alberta government include a Forest Management Agreement (FMA), Coniferous Timber Quotas and Deciduous Timber Allocations; our agreements with other forest companies include a variety of fiber exchange and supply contracts. We purchase the balance of our fiber requirements on the open market. Our fiber costs are subject to variation depending on factors including the period’s harvesting locations and delivery distances from forest to mill, weather conditions, and normal competitive market pressures related to our harvesting and hauling contractors. We pay fees, referred to as stumpage, to the Alberta government for all fiber harvested from government-owned lands.

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

Annual Allowable Cut

	Coniferous	Deciduous
	(cubic meters)

Forest Management Agreement (1)	396,000	273,000
Coniferous Timber Quotas (2)	533,000	—
Deciduous Timber Allocations (3)	—	154,000
Exchange agreement and supply contracts (4)	500,000	140,000
Total annual fiber supply:	1,429,000	567,000

(1)

Net of third-party allocations. Expires 2034 and is renewable every 10 years for additional terms of 20 years. FMA AAC is defined within 10-year detailed forest management plans (DFMPs); a new DFMP will be submitted to the Government of Alberta in the first quarter of 2017 and, once approved, will determine AAC for the 2017-2026 period

(2)	Expire 2021 to 2028 and are renewable for additional terms of 20 years.
(3)	Expire 2027 and are renewable for additional terms of 20 years.
(4)	Exchange and purchase agreements expire 2019 to 2021.

In addition to deciduous logs, the Whitecourt pulp mill requires approximately 90,000 bone dry units of coniferous chips per year. This requirement is supplied entirely by chip residuals from our Whitecourt sawmill, and the sawmill’s surplus chips are sent to other manufacturers under multi-year fiber-exchange agreements.

Electricity

Because electricity represents a significant portion of our input costs, we took steps at the time of the deregulation of Alberta’s electricity market to acquire long-term power purchase rights in order to insulate our pulp and lumber operations from anticipated market volatility. In 2001, we became a party to a Power Purchase Arrangement (PPA) syndicate led by Capital Power Corporation. On March 24, 2016, Capital Power Corporation gave notice of its intent to terminate its role as buyer of the Sundance C Power Arrangement, citing significant changes to the Specified Gas Emitters Regulation in Alberta that had impaired its ability to realize benefits from the arrangement. As a result of this termination, the Company’s role as a party to the Power Purchase Arrangement (PPA) syndicate was also terminated. The Government of Alberta subsequently challenged the legitimacy of the termination and entered into negotiations with Capital Power Corporation. On November 28, 2016, Capital Power Corporation announced it had reached an agreement with the Government of Alberta to settle the PPA dispute. Under the settlement, the government accepted the termination of the PPA, thereby ending all of our obligations associated with the PPA.

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

Chemicals. Our Whitecourt pulp mill’s requirements for hydrogen peroxide, which is the main chemical used in our pulp bleaching process, are supplied from a plant located in Alberta under an agreement that provides us with relatively stable pricing over its term, and that will expire December 31, 2020. Caustic soda, also used in the bleaching process, is provided by a major producer under a contract that provides for market-based pricing and that will expire December 31, 2017, but will be automatically renewed on an annual basis unless cancelled by one of the parties. Other bleaching chemicals used in our Whitecourt pulp mill are supplied by third parties under varying contract terms. Magnesium sulphate used in our Whitecourt pulp mill is produced and supplied by Industries, pursuant to a contract. See Item 7, Section B, “Related party transactions”.

Government regulation

Environmental matters

Our operations are regulated primarily by the Environmental Protection and Enhancement Act (Alberta), which we refer to as the AEPEA, and the Pulp and Paper Effluent Regulations included within the Fisheries Act (Canada). We have instituted environmental controls to monitor our operations to confirm they are in compliance with regulated parameters of both provincial and federal authorities. Under the AEPEA, our sawmills operate in accordance with the terms of a code of practice that governs environmental aspects of their activities, and our pulp mill operates in accordance with an environmental permit that is due for renewal on or before November 1, 2017. We have initiated the renewal procedure for the pulp mill operating permit and expect to obtain the renewal on a timely basis.

Wood waste from the pulp mill and sawmills is transferred to a third party for use in the manufacture of panelboard or sent to a local biomass-fueled power station to generate renewable electricity.

The Whitecourt pulp mill has an extended aeration activated biomass wastewater treatment system. The biomass, or sludge, produced as a waste product from the system is used as a soil conditioner on agricultural lands. In addition, the pulp mill has recently completed a bioenergy project in which anaerobic hybrid digesters have been installed in advance of the existing aerobic effluent treatment system. The digesters produce a biogas used to generate renewable energy. In addition to reducing purchased energy costs and allowing for pulp production increases, the project is expected to reduce greenhouse gas emissions, freshwater intake and chemical usage, and to improve the quality of treated wastewater discharged to a local river.

All forest areas we harvest are reforested to the standards required under the Timber Management Regulations (Alberta). In the five-year period 2012-2016, we spent $30.9 million on reforestation and as at December 31, 2016, had an accrued liability of $11.7 million for future reforestation.

Climate Change and Emissions Management Act

Under the “Climate Change and Emissions Management Act” the Government of Alberta has set out intensity-based carbon emission reduction targets. Facilities that release 50,000 to 100,000 tonnes of CO2 equivalent (CO2e) per year are required to report their emissions but are not currently subject to reduction requirements. Large emitters, defined as those producing more than 100,000 tonnes of CO2e per year, are required to reduce their emissions intensity by a specified percentage, compared to 2007 levels, in each annual reporting period; the required reduction was 15% in 2017 and will be 20% in 2018. In lieu of reductions, organizations can remit to a technology fund a payment for every tonne of CO2e generated over a specified limit or can buy an equivalent amount of provincially-approved offset credits; in 2017, the payment amount was $20/tonne and, in 2018, the amount will be $30/tonne.

Our Whitecourt pulp mill releases approximately 75,800 tonnes of CO2e per year, making us responsible for reporting our emissions, though not currently subject to a requirement to reduce the emissions or to pay penalties or purchase offsets in association with them. Our PPA was linked to a coal-fired electricity plant that qualifies as a large emitter, making us responsible for a portion of penalties associated with its CO2e emissions. In 2016, we were responsible for approximately 28,779 tonnes of CO2e emissions associated with the PPA. In some previous years, we have addressed this obligation by applying offset credits earned through an energy reduction project conducted in our mill operations and independently verified and registered with provincial authorities. In 2016, we elected to pay the penalty of $20/tonne and to bank offset credits for use in future periods, when carbon penalties are expected to rise, in accordance with plans announced by the Government of Alberta.

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

Standard	Type	Expiry
FORESTCARE	Comprehensive Code of Practices	January 2018
ISO 14001	Environmental Management System	January 8, 2018
Sustainable Forestry Initiative (SFI)	Sustainable Forest Management; Fiber Sourcing	January 8, 2018
Forest Stewardship Council (FSC)	Chain of Custody	March 27, 2019
Programme for the Endorsement of Forest Certification (PEFC)	Chain of Custody	November 30, 2020

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

We acquired lumber manufacturing and timber assets at Boyle in 1993, and we upgraded and reopened the facility in 1994 as a two-line sawmill that had an 80 mmfbm/year-capacity when operating on a single-shift basis. We sold the Boyle operation to a third party in December 2015 (see Results of Operations – Year ended December 31, 2015 compared to year ended December 31, 2014, for more detail).

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

BCTMP Mill Operating History

The mill is a two-line facility that uses heat, mild chemicals and mechanical action to produce totally chlorine-free hardwood (aspen), softwood (SPF), and blended pulps for use in the production of paperboard, coated and uncoated printing and writing papers, specialty paper, tissue and toweling. All hardwood chips used in the pulping process are produced on site, and all the softwood chips are supplied by the Whitecourt sawmill, located on the same site.

We are currently completing commissioning of a newly constructed bioenergy plant at the pulp mill. This project has installed anaerobic hybrid digesters in advance of the mill’s existing aerobic effluent treatment system, to produce a biogas used to generate renewable energy. In addition to reducing purchased energy costs and allowing for pulp production increases, the facility is designed to cut greenhouse gas emissions, reduce freshwater intake and chemical consumption, and improve the quality of treated wastewater discharged to a local river, among other benefits. Project costs to December 31, 2016, net of $27.7 million in government grants and a $7.8 million letter of credit recovered from the original EPC contractor, were $86.8million. We expect to spend an additional net amount of approximately $1.0 million on the project in 2017, funded through cash from operations.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Management’s Discussion and Analysis of our financial condition and results of operations (“MD&A”), prepared as of March 7, 2017, is based upon and should be read in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report.

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

A.        Results of Operations

Year ended December 31, 2016 compared to year ended December 31, 2015

The following table sets out our operating and financial results for the periods indicated.

	Twelve Months Ended
	Dec. 31/16	Dec. 31/15
	(in millions)

Statements of earnings data:
Revenue	$385.1	$378.6
Cost of products sold	268.6	280.9
Freight and other distribution costs	64.2	64.0
Depreciation and amortization	10.3	14.6
General and administration	18.3	15.7
Loss on termination of PPA	26.6	-
Other expense (income)	0.3	(13.8)
Operating (loss) earnings	$(3.2)	$17.2
Foreign exchange gain (loss) on borrowings	8.7	(47.0)
Finance expenses	(21.1)	(23.3)
Net loss before income taxes	$(15.6)	$(53.1)
Income taxes recovery	(7.2)	(0.4)
Net loss	$(8.4)	$(52.7)
Actuarial gains (losses), net of tax recovery	0.4	(0.2)
Net loss and comprehensive loss	$(8.0)	$(52.9)

Reconciliation of Adjusted EBITDA data:
Net loss	$(8.4)	$(52.7)
(Subtract) add
Income taxes recovery	(7.2)	(0.4)
Foreign exchange (gain) loss on borrowings	(8.7)	47.0
Finance expenses	21.1	23.3
Operating (loss) earnings	$(3.2)	$17.2
Depreciation and amortization	10.3	14.6
Unrealized other expense (income)	2.4	(0.3)
Adjusted EBITDA	$9.5	$31.5

Other data:
Average exchange rate (US$ per C$1.00)[1]	0.755	0.783
Period end exchange rate (US$ per C$1.00)	0.745	0.723

(1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Our results for 2016 reflect the termination of the PPA to which we were a party and the subsequent write-down of the PPA asset on our balance sheet, as well as stronger market conditions in the lumber segment and an improvement in pulp markets through the course of the year.

On March 24, 2016, Capital Power Corporation gave notice of its intent to terminate its role as buyer of the Sundance C Power Purchase Arrangement (PPA). As a result of this termination, the Company’s role as a party to the PPA syndicate was also terminated. Subsequently, and as reported in our second quarter results, the Government of Alberta’s Balancing Pool advised that it might challenge the validity or the effective date of the termination. On November 28, 2016, Capital Power Corporation announced an agreement with the Government of Alberta to settle the PPA dispute. Under the settlement, the termination of the PPA was accepted, thereby ending all of our associated obligations, and Capital Power Corporation and its syndicate partners agreed to pay the Balancing Pool $39.0 million, of which our share was $4.4 million. This payment was included in our fourth-quarter and year-end financial results as “Loss on termination of PPA”. There was no change from the previous disclosures related to the loans owing to Capital Power Corporation.

At $385.1 million, revenue was up 1.7% from the previous year, as higher lumber prices and increased pulp shipments outweighed the effects of lower pulp prices and a decrease in lumber production associated with the sale of our Boyle sawmill in the fourth quarter of 2015.

Cost of products sold decreased in 2016, primarily due to lower lumber shipments and reduced energy costs. Freight and other distribution costs were essentially unchanged, as lower lumber shipments offset higher pulp shipments.

Other income was down sharply from the amount recorded in 2015, which had included $17.6 million in proceeds from the Boyle sawmill sale.

Depreciation and amortization declined, reflecting the sale of the Boyle sawmill and the termination of the PPA. The loss recorded on the PPA termination was $26.6 million, comprising a $22.2 million balance sheet write-down and the $4.4 million cash payment to the Balancing Pool.

We posted an operating loss of $3.2 million for 2016, a decrease from operating earnings of $17.2 million in 2015, with the difference primarily due to the write-down of the PPA.

Our US$210 million in long-term debt was translated at the exchange rate of US$0.745/C$ 1.00 on December 31, 2016, compared to US$0.723/C$ 1.00 at December 31, 2015, resulting in a foreign exchange gain of $8.7 million in the period. A $2.2 million decrease in financing expenses for 2016 was due to the favorable impact of exchange rates on U.S-dollar-denominated interest payments and the capitalization of $5.3 million of interest associated with the Bioenergy Effluent Project (BEP) in 2016 compared to $4.0 million in 2015.

We realized a net loss before taxes of $15.6 million, compared to a net loss of $53.1 million in 2015, which had included a $47.0 million foreign exchange loss on borrowings. Our 2016 results were subject to income tax at a statutory rate of 34%, up from 33% in 2015. The effective tax rate for 2016 varied significantly from the statutory rate because of the manufacturing and processing profits deduction and the non-taxable portion of the unrealized exchange gain on debt, the non-taxable portion of the losses associated with termination of the PPA and the effect of future income tax rate reductions.

After a provision for income tax recovery of $7.2 million, we recorded a net loss of $8.4 million in 2016, compared to a net loss of $52.7 million recorded in 2015.

Adjustments through comprehensive income are actuarial valuation changes that are presented net of income tax in accordance with IAS 19R. We recorded an actuarial gain of $0.4 million related to changes in a defined-benefit pension plan which resulted in a comprehensive loss of $8.0 million for the current year.

Lumber

	Twelve Months Ended
	Dec. 31/16	Dec. 31/15
	(in millions)

Production (total sawmill) - SPF - mmfbm	459.9	532.5
Production (dressed lumber) - SPF - mmfbm	412.4	460.9
Shipments - SPF - mmfbm	485.5	526.8
Benchmark price - SPF#2&Better - US$ per mfbm	$306	$281

Revenue	$191.8	$195.5
Cost of products sold	140.1	158.6
Freight and other distribution costs	19.8	21.2
Other realized income	(0.8)	(17.4)
Adjusted EBITDA	$32.7	$33.1
Adjusted EBITDA margin - %	17%	17%

Other unrealized expense	(1.0)	(0.3)
Depreciation and amortization	(5.6)	(6.9)
Operating earnings	$26.1	$25.9

Capital expenditures	$1.5	$3.3

The U.S. housing market continued its slow recovery in 2016, with housing starts averaging just under 1.2 million units per year, and lumber prices improving from 2015 levels. The average benchmark price was US$306 per thousand board feet (mfbm), up 8.9% from US$281/mfbm in 2015. Lumber segment revenue declined 1.9% year-over-year, however, due to lower production and shipments resulting from the sale of the Boyle sawmill.

Lumber production of 459.9 mmfbm and shipments of 485.5 mmfbm were both lower than 2015, reflecting the Boyle sale, but were both improved from 2015 after adjusting for the loss of production and shipments from the Boyle sawmill.

Freight and other distribution costs declined due to the reduced shipments but remained unchanged on a per-unit basis.

We continue to recognize the strategic value of defensive hedging on major inputs and, when appropriate, on product sales; however, our hedging activities are limited to our capacity for physical consumption or production of goods and are not entered into for speculative purposes. In 2016, our lumber hedging program provided a benefit of $0.7 million, down from $1.8 million in 2015, and the amount was recorded in other realized income.

On a normalized basis, Adjusted EBITDA of $32.7 million improved compared to last year, as the 2015 Adjusted EBITDA of $33.1 million had included $14.1 million from the sale of the Boyle sawmill.

Segment capital expenditures of $1.5 million in 2016 were limited to maintenance-of-business spending and were lower than expenditures of $3.3 million in the previous year.

Pulp

	Twelve Months Ended
	Dec. 31/16	Dec. 31/15
	(in millions)

Production - madmt	321.5	295.9
Shipments - madmt	330.1	300.7

Revenue	$192.9	$182.7
Cost of products sold	128.4	122.3
Freight and other distribution costs	44.5	42.8
Other realized (income) expense	(0.8)	4.0
Adjusted EBITDA	$20.8	$13.6
Adjusted EBITDA margin - %	11%	7%

Other unrealized (expense) income	(1.3)	0.6
Depreciation and amortization	(4.6)	(7.5)
Operating earnings	$14.9	$6.7

Capital expenditures	$9.9	$48.3

After falling in late 2015, BCTMP prices recovered during the course of 2016, as Chinese demand strengthened and pulp inventories were drawn down to relatively low levels. Pulp production of 321.5 thousand tonnes (madmt) was up sharply from 295.9 madmt in 2015, when output had been affected by operational issues with the aerobic effluent treatment system and by an extended maintenance shutdown that included work to complete BEP tie-ins. The effect of lower average selling prices in 2016 was offset by increased shipments and revenue rose to $192.9 million, up 5.6% from 2015.

Segment cost of products sold increased by $6.1 million in total, but declined significantly on a per-unit basis, due to lower energy costs.

Freight and other distribution costs were also higher in total, due to increased shipments, but decreased on a per-unit basis as a result of lower ocean freight costs.

Other realized income of $0.8 million for the year reflected gains on working capital balances and contrasted with an expense of $4.0 million in 2015 that had included losses associated with currency hedges.

In 2016, pulp segment power costs were $2.0 million above market rates, due to the long-term pricing arrangement established under our PPA, which affected our first quarter results but was subsequently terminated. Based on per-segment consumption, 92% of the cost of the power purchase rights was allocated to the pulp segment, and the balance was allocated to the lumber segment. Power purchase rights had increased pulp segment costs by $1.3 million in 2015.

The result of all factors was segment Adjusted EBITDA of $20.8 million, up from the $13.6 million achieved in 2015. We recorded an unrealized expense of $1.3 million, primarily related to the revaluation of an embedded derivative in a contract to dispose of our wood waste. Depreciation and amortization was $4.6 million, with the decrease from $7.5 million in 2015 reflecting the write-down of the PPA. The segment recorded operating earnings of $14.9 million in 2016, compared to earnings of $6.7 million in 2015.

Pulp segment capital expenditures of $9.9 million in 2016 included $7.1 million related to the BEP. Total net spending on the BEP at December 31, 2016, was $86.7 million. We expect to spend an additional $1.0 million in 2017 to finish the project. The Combined Heat and Power (CHP) component of the project is operational; construction of the Anaerobic Hybrid Digester (AHD) component is complete and in the final stages of commissioning, and we expect the project to be fully operational in the second quarter of 2017.

Corporate and other

	Twelve Months Ended
	Dec. 31/16	Dec. 31/15
	(in millions)

Revenue	$0.4	$0.4
General and administration	18.3	15.7
Loss on termination of PPA	26.6	-
Other realized income	(0.4)	(0.1)
Adjusted EBITDA	$(44.1)	$(15.2)
Depreciation and amortization	(0.1)	(0.2)
Operating loss	$(44.2)	$(15.4)

Capital expenditures	$0.7	$0.6

Revenue for the corporate and other supporting cost center was generated primarily from fees billed to our parent company for administrative services. Corporate revenue was unchanged, year-to-year, at $0.4 million. Increases in costs from 2015 reflect an increase in benefit costs, severance payments associated with the elimination of corporate positions, and an increase in consulting fees.

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

Results of Operations – Fourth Quarter of 2016

The following table sets out our operating and financial results for the periods indicated.

	Three months ended
	Dec. 31/16	Sep. 30/16	Dec. 31/15
	(in millions)

Statements of earnings data:
Revenue	$94.8	$101.7	$83.4
Cost of products sold	59.3	68.9	63.3
Freight and other distribution costs	15.4	16.4	14.3
Depreciation and amortization	2.2	2.3	3.7
General and administration	5.3	4.0	4.1
Loss on termination of PPA	4.4	-	-
Other expense (income)	1.6	(0.3)	(14.9)
Operating earnings (loss)	$6.6	$10.4	$12.9
Foreign exchange (loss) gain on borrowings	(6.5)	(4.2)	(10.4)
Finance expenses	(5.2)	(5.5)	(5.9)
Net (loss) income before income taxes	$(5.1)	$0.7	$(3.4)
Income taxes expense (recovery)	0.5	0.9	1.7
Net loss	$(5.6)	$(0.2)	$(5.1)
Actuarial gains (losses), net of tax recovery	0.4	-	(0.2)
Net loss and comprehensive loss	$(5.2)	$(0.2)	$(5.3)

Reconciliation of Adjusted EBITDA data:
Net loss	$(5.6)	$(0.2)	$(5.1)
Add (subtract)
Income taxes expense (recovery)	0.5	0.9	1.7
Foreign exchange loss (gain) on borrowings	6.5	4.2	10.4
Finance expenses	5.2	5.5	5.9
Operating earnings (loss)	$6.6	$10.4	$12.9
Depreciation and amortization	2.2	2.3	3.7
Unrealized other expense (income)	2.0	-	(6.4)
Adjusted EBITDA	$10.8	$12.7	$10.2

Other data:
Average exchange rate (US$ per C$1.00)[1]	0.750	0.766	0.750
Period end exchange rate (US$ per C$1.00)	0.745	0.762	0.723

(1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

We recorded revenue of $94.8 million for the fourth quarter of 2016, up from the fourth quarter of 2015 on increased pulp shipments and higher pulp prices but down from the prior quarter, primarily as a result of lower lumber shipments.

Cost of products sold was down from the previous quarter on lower shipments of both pulp and lumber, and per-unit costs decreased in the lumber segment as a result of inventory adjustments and in the pulp segment due to lower energy costs. Compared to the fourth quarter of 2015, cost of products sold declined, despite increased pulp shipments, as a result of lower lumber shipments and decreased per-unit costs in both segments.

Freight and other distribution costs were lower than the prior quarter on decreased pulp and lumber shipments but higher than the fourth quarter of 2015, as increased pulp shipments outweighed lower lumber shipments.

Depreciation and amortization were unchanged quarter-to-quarter but lower than the fourth quarter of 2016, due to the write-down of the PPA and the sale of the Boyle sawmill.

General and administration costs were higher than prior periods as a result of higher benefit costs, severance payments associated with the elimination of corporate positions, and an increase in consulting fees.

On November 28, 2016, Capital Power Corporation announced an agreement with the Government of Alberta to settle the PPA dispute. Under the settlement, the termination of the PPA was accepted, thereby ending all of our obligations associated with the PPA. Capital Power Corporation and its syndicate partners agreed to pay the balancing pool $39 million, of which our share was $4.4 million. This payment was included in our fourth-quarter and year-end financial results as “Loss on termination of PPA”. There was no change from the previous disclosures related to the loans owing to Capital Power Corporation.

We recorded other expense of $1.6 million, primarily reflecting the revaluation of an embedded derivative within our wood waste disposal contract.

The Canadian dollar weakened relative to its value at the close of the previous quarter, which resulted in a foreign exchange loss of $6.5 million.

After a provision for income tax expense of $0.5 million, we recorded a net loss of $5.6 million for the quarter.

Adjustments through comprehensive income are actuarial valuation changes that are presented net of income tax provision in accordance with IAS 19R. We recorded a $0.4 million actuarial gain related to changes in the defined benefit pension and this adjustment resulted in a comprehensive loss of $5.2 million for the current quarter.

Lumber

	Three months ended
	Dec. 31/16	Sep. 30/16	Dec. 31/15
	(in millions)

Production (total sawmill) - SPF - mmfbm	103.8	118.3	130.7
Production (dressed lumber) - SPF - mmfbm	95.1	107.4	111.8
Shipments - SPF - mmfbm	108.5	129.2	127.2
Benchmark price - SPF#2&Better - US$ per mfbm	$315	$320	$276

Revenue	$43.5	$53.0	$43.8
Cost of products sold	29.3	37.6	37.1
Freight and other distribution costs	4.2	5.6	4.6
Other realized income	(0.1)	-	(14.8)
Adjusted EBITDA	$10.1	$9.8	$16.9
Adjusted EBITDA margin - %	23%	18%	39%

Other unrealized (expense) income	(0.9)	(0.3)	1.2
Depreciation and amortization	(1.3)	(1.4)	(1.7)
Operating earnings	$7.9	$8.1	$16.4

Capital expenditures	$0.7	$0.1	$0.7

Shipments fell compared to the third quarter, reflecting the normal seasonal reduction in sales activity toward year-end, and revenue fell to $43.5 million from $53.0 million in the prior quarter. Shipments were also lower than the fourth quarter of 2015, due to the sale of the Boyle sawmill, but revenues were virtually unchanged, as higher pricing offset the reduced volume.

Production of 103.8 mmfbm was lower than third-quarter output of 118.3 mmfbm, reflecting a reduced number of operating days during the holiday season.

Segment cost of products sold declined from both comparable periods, on lower shipments, and was also lower on a per-unit basis, due to year-end log inventory adjustments.

Freight costs varied from prior periods, as a result of both sales distributions and differences in the share of volumes sold on a mill-basis and a delivered-basis.

Other realized income was down sharply from the $14.8 million recorded in the fourth quarter of 2015, which included a $17.6 million gain realized from the sale of the Boyle sawmill.

The segment generated Adjusted EBITDA $10.1 million in the fourth quarter, which was higher than the third quarter but lower than the fourth quarter of 2015, which had been affected by the sale of the Boyle sawmill.

Other unrealized expense included the revaluation of an embedded derivative within our waste disposal contract, and depreciation and amortization were virtually unchanged from the third quarter.

The lumber segment had operating earnings of $7.9 million in the quarter.

Segment capital expenditures of $0.7 million in the quarter were limited to maintenance-of-business activities.

Pulp

	Three months ended
	Dec. 31/16	Sep. 30/16	Dec. 31/15
	(in millions)

Production - madmt	82.0	83.6	78.1
Shipments - madmt	81.7	82.4	70.5

Revenue	$51.2	$48.6	$39.5
Cost of products sold	29.9	31.3	26.2
Freight and other distribution costs	11.2	10.8	9.7
Other realized (income) expense	(0.1)	(0.3)	6.2
Adjusted EBITDA	$10.2	$6.8	$(2.6)
Adjusted EBITDA margin - %	20%	14%	-7%

Other unrealized (expense) income	(1.0)	0.3	5.1
Depreciation and amortization	(0.9)	(0.9)	(2.0)
Operating earnings	$8.3	$6.2	$0.5

Capital expenditures	$3.8	$4.2	$4.2

Pulp production and shipments were lower than the third quarter but increased from the fourth quarter of 2015, in which we had experienced operational issues with our aerobic effluent treatment system.

BCTMP pricing maintained its strength in the fourth quarter and revenue was higher than in both comparable periods.

At $29.9 million, segment cost of products sold declined compared to the third quarter, on slightly reduced shipments and lower energy costs. Freight and other distribution costs were higher than in the third quarter, due to a decrease in the value of the Canadian dollar, which had a negative effect on U.S.-dollar-denominated freight costs.

The pulp segment recorded Adjusted EBITDA of $10.2 million in quarter.

The segment’s fourth quarter capital expenditure of $3.8 million was entirely related to the BEP.

Corporate and other

	Three months ended
	Dec. 31/16	Sep. 30/16	Dec. 31/15
	(in millions)

Revenue	$0.1	$0.1	$0.1
General and administration	5.3	4.0	4.1
Loss on termination of PPA	4.4	-	-
Other realized income	-	-	-
Adjusted EBITDA	$(9.6)	$(3.9)	$(4.0)
Depreciation and amortization	-	-	-
Operating loss	$(9.6)	$(3.9)	$(4.0)

Capital expenditures	$0.1	$0.1	$0.1

Our corporate and other supporting cost center recorded negative Adjusted EBITDA of $9.6 million for the quarter, which included the $4.4 million charge related to the final obligations under the PPA. Other increases from the prior periods were primarily a result of increased benefit costs and higher consulting fees.

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

B.        Liquidity and Capital Resources

Liquidity and Capital Resources for 2016 compared to 2015

Summary of Financial Position

	As at
	Dec. 31/16		Dec. 31/15
	(in millions)

Cash	$40.2		$16.8
Current assets	145.0		156.0
Current liabilities	55.4		57.1
Ratio of current assets to current liabilities	2.6	x	2.7	x
Financial liabilities - borrowings	297.2		313.1
Shareholder's equity	7.7		15.8

We ended 2016 with $40.2 million in cash. We expect capital requirements in 2017 to be $5.6 million, of which $1.0 million will be associated with the BEP. Financing expenses are expected to be $29.9 million and to consist of interest payments on the long-term debt and interest and principal payments on the BEP capital lease and the PPA loans. Upon completion of the BEP, we do not expect any capital expenditures beyond normal maintenance of business activities. Financing expenses will vary with changes in the value of the Canadian dollar relative to the U.S. dollar.

In 2014, we renewed our $50.0 million revolving credit facility, extending the expiration to July 15, 2018. The facility is subject to a borrowing formula based on our levels of inventory and accounts receivable. On December 31, 2016, the amount available under the facility was $50.0 million, with $11.9 million committed to letters of credit.

Selected Cash Flow Items

	Twelve Months Ended
	Dec. 31/16	Dec. 31/15
	(in millions)
Selected cash flow items Operating activities:
Cash provided by operating activities	$27.9	$14.8
Net reforestation	0.1	0.3
Net change in non-cash working capital items	32.7	(6.0)
	60.7	9.1
Investing activities:
Additions to property plant and equipment	(8.1)	(47.8)
Proceeds on disposal of property, plant and equipment	0.1	28.5
Receipt of government grants	2.1	-
Other	0.2	-
	(5.7)	(19.3)
Financing activities:
Increase in borrowings	10.0	8.2
Repayment of borrowings	(15.3)	(2.0)
Finance expenses paid	(26.3)	(25.9)
Dividends	-	(0.7)
	(31.6)	(20.4)

Increase (decrease) in cash	$23.4	$(30.6)

Opening Cash	$16.8	$47.4
Closing Cash	$40.2	$16.8

Total cash and cash equivalents	$40.2	$16.8

We generated $60.7 million in cash from operations after changes in working capital in 2016, an increase from the $9.1 million provided in 2015, reflecting higher revenues associated with higher lumber prices and increased pulp shipments.

Working capital generated $32.7 million in 2016, a significant increase from the $6.0 million used in 2015, with the difference attributed to lower inventories of logs, lumber and pulp.

Financing activities in 2016 were related to the draw of $10.0 million on our revolving credit facility in the first quarter, which was subsequently repaid in the second quarter. Repayment of borrowings represented this payment as well as payments on our power purchase loans and the BEP capital lease. Borrowings in 2015 consisted of $8.2 million in interim BEP financing that was subsequently converted into a capital lease.

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

C.        Research and Development

We did not conduct significant research and development activities in 2016.

D.        Trend Information

Continued strength in the U.S. housing market contributed to rising North American lumber prices through the course of 2016. Most analysts expect further lumber price improvement in 2017 and 2018, based on expectations of increased demand from the U.S., continued Chinese demand and a limited response in terms of increased Canadian supply, due to reduced fiber availability in British Columbia. Though we generally agree that domestic demand and other fundamentals are favorable, our outlook is tempered by expected increases in overall North American production and the effect of a trade dispute with the U.S. related to Canadian softwood lumber imports.

On November 25, 2016 a coalition of U.S. lumber producers petitioned the Department of Commerce and the U.S. International Trade Commission to investigate alleged subsidies to Canadian producers and to impose countervailing and anti-dumping duties against Canadian imports. The investigation is ongoing and it is likely that some form of duties will be imposed against Canadian softwood lumber exports to the U.S. The amount of such duties is not known at this time and the preliminary determination of countervailing duties and anti-dumping duties are expected in April 2017 and June 2017 respectively. In addition, if the U.S. Department of Commerce determines that “critical circumstances” apply, duties could be applied retroactively up to 90 days prior to the preliminary determinations. Millar Western was not chosen by the U.S department of Commerce as a mandatory respondent in the investigations and will be subject to an “all other” rate determined as a weighted average of the rates imposed upon companies that have been chosen as mandatory respondents.

We deny the allegations of subsidies and dumping and are actively participating in Canadian industry efforts to defend itself against the allegations.

In 2016, the hardwood BCTMP market recovered, as demand rose on increased buying by Chinese paperboard producers, while supply stayed relatively unchanged. We expect the U.S.-dollar-denominated pricing to remain strong in the first half of the year but, potentially, to come under pressure in the second half of 2017, as the expected start-up of a new bleached hardwood kraft mill in Indonesia would weigh on the pulp market generally.

In 2017, we expect our lumber facilities in Whitecourt and Fox Creek to continue to run at operating rates similar to those achieved in 2016, for combined production of approximately 455 million board feet. The pulp mill is expected to produce approximately 325,000 tonnes, up slightly from 321,500 tonnes in 2016.

E.        Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements, apart from $11.9 million committed for standby letters of credit under our revolving credit facility.

F.        Tabular Disclosure of Contractual Obligations

The table below summarizes the Company’s contractual obligations (1)(4) as at December 31, 2016.

	Payments due by period
	(in millions)
					More
		Less	1-2	3-5	than
	Total	than 1 year	years	years	5 years

Long-term debt	$305.8	$6.5	$6.7	$292.6	$-
Fixed-rate interest (2)	$104.1	$24.9	$24.6	$54.6	$-
Total	$409.9	$31.4	$31.3	$347.2	$-

(1)

Contractual obligations are stated as undiscounted amounts and are agreements related to debt, leases and enforceable agreements to purchase goods or services on specified terms but do not include reforestation obligations, accounts payable in the ordinary course of business or contingent amounts payable.

(2)	Based on annual interest of US$17.9 million converted at a rate of US$0.7448/C$1.00.
(3)	Our net pension liability of $1.3 million is not included as we are uncertain about the timing and amount of liability.

G.        Safe Harbor

See “Special Note Regarding Forward-Looking Statements”.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Officers

The following table sets forth certain information with respect to our directors and executive officers.

		Years of
		Industry
Name	Age	Experience	Position
James B. Millar	76	54	Co-Chairman and Director
H. MacKenzie Millar	70	47	Co-Chairman and Director
J. Craig Armstrong	65	43	President, Chief Executive Officer and Director
Carol Cotton, CPA, CA	59	29	Senior Vice-President
Ronald J. Reis, Peng(4)	63	42	Senior Vice-President, Pulp
David Anderson, MBA, CFA	43	20	Vice-President, Finance, and Chief Financial Officer
Stefan Demharter	55	34	Vice-President, Wood Products
Brian McConkey	52	28	Vice-President, Human Resources
Robert J. Turner, QC (2)	70		Secretary, General Counsel and Director
Gordon J. Clanachan (1)(3)	62		Director, Audit Committee Chair
Donald R. Ching (1)(2)(3)	75		Director
W. Kenneth Davidson (3)(4)	66		Director
Douglas G. Hall (1)(2)(3)	67		Director

(1)	Member of Audit Committee
(2)	Member of Executive Compensation Committee
(3)	Member of Independent Directors Committee
(4)	Retired, effective December 31, 2016

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

J. Craig Armstrong has served as President, Chief Executive Officer and Director since July 2010. Mr. Armstrong had previously served as Executive Vice-President since July 1998. Prior to this, Mr. Armstrong had served as our Senior Vice-President, Marketing, since September 1997. Mr. Armstrong joined Industries in 1987 as Director of Sales and Marketing and was appointed that company’s Senior Vice-President, Marketing, in 1994. Prior to 1987, Mr. Armstrong spent 13 years with other forest products companies. Mr. Armstrong is a past president of the Alberta Forest Products Association and serves on the boards of the Forest Products Association of Canada and the Sustainable Forestry Initiative. Mr. Armstrong has a Bachelor of Commerce degree from the University of Saskatchewan.

David Anderson, MBA, CFA has served as Vice-President, Finance, and Chief Financial Officer since June 2015. Prior to this, Mr. Anderson had served as Vice-President Finance and Business Development; Manager, Lumber Sales; and Manager, Pulp Sales, since joining Millar Western in 2005, and had previously held positions in another forest products company. Mr. Anderson holds a Bachelor of Science in Forestry degree, a Master’s in Business Administration degree and is a CFA charterholder.

Carol Cotton, CPA, CA, was appointed Senior Vice-President in April 2002. Prior to this, Ms. Cotton had served as our Senior Vice-President and Chief Financial Officer since September 1997. Ms. Cotton joined Industries in 1988 as Vice-President, Finance, and was appointed Senior Vice-President and Chief Financial Officer in 1996. Ms. Cotton has been a member of the Chartered Professional Accountants of Alberta since 1982 and has a Bachelor of Commerce degree from the University of Alberta.

Ronald J. Reis, PEng, retired effective December 31, 2016, after having served as Senior Vice-President, Pulp, since 2006. Prior to this, Mr. Reis had served as our Vice-President, Engineering and Technology, since September 1997. Mr. Reis joined Industries in 1987 as Corporate Technical Director and was appointed Vice President, Engineering and Technology in 1992. Prior to 1987, Mr. Reis spent 12 years with another forest products company. Mr. Reis has a Chemical Engineering degree from Lakehead University.

Stefan Demharter, AScT, has served as Vice-President, Wood Products since July 2012. Prior to this, Mr. Demharter had served as General Manager, Wood Products, since September 2004. Mr. Demharter joined Millar Western in 2001 as Sawmill Manager and previously held positions with another forest products company. Mr. Demharter has a Diploma of Technology in Wood Products from the British Columbia Institute of Technology and a Certified Applied Science Technologist designation from the Province of British Columbia.

Brian McConkey has served as Vice-President, Human Resources, since July 2012. Prior to this, Mr. McConkey had served as Director Human Resources since June 2001. Mr. McConkey joined Millar Western in 1999 as Manager, Human Resources, and was previously employed by another forest products company. Mr. McConkey has a Bachelor of Arts degree and a diploma in Human Resource Management.

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

Gordon J. Clanachan, FCA, ICD.D, was appointed a director in August 2014, and serves as the chair of our audit committee. Previously President and CEO of RaiLink Ltd. and a Senior Manager of Price Waterhouse, Mr. Clanachan serves on boards including Melcor Developments Ltd., Chandos GP Corp. and the Edmonton Pipe Industry Pension Plan, and has previously served on the boards of the University of Alberta and the Edmonton Regional Airports Authority. A graduate of Glasgow University, Mr. Clanachan is a member of the Institute of Corporate Directors and the Canadian Institute of Chartered Accountants, and has been designated a Fellow of Chartered Accountants by the Chartered Professional Accountants of Canada.

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

W. Kenneth Davidson, MBA, retired effective December 31, 2016. Mr. Davidson had been appointed a Director in September 1997. Mr. Davidson is an independent consultant, and was previously Co-Chief Executive Officer of Gordon Capital Corporation, from 1996 to 2001. Before that, he spent 20 years with the Canadian Imperial Bank of Commerce, serving as Executive Vice-President, Risk Management, for the last five years of his term. Mr. Davidson holds Bachelor of Science degrees in Mathematics and Business, both from Concordia University, and a Master’s in Business Administration degree from McMaster University.

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

B.        Compensation

Executive officers are appointed annually and serve at the discretion of the Board of Directors. The aggregate amount of compensation we paid to all directors and officers as a group, for services in all capacities in 2016, was $4.5 million.

Our policy provides that each non-employee director is entitled to receive an annual fee of $22,000 and a fee of $1,500 for each board or committee meeting attended. The chair of the Audit Committee of the Board of Directors is entitled to an additional $10,000 per annum, and the chair of each other committee is entitled to an additional fee of $5,000 per annum. The total compensation paid to non-employee directors for the year ended December 31, 2016, was $0.2 million.

We do not have a stock incentive plan and have never granted stock appreciation rights to any of our directors, officers or employees. We maintain a defined contribution pension plan for all of our employees. The aggregate amount that we contributed to the pension plan on behalf of the employees in 2016 was $2.6 million, of which $0.2 million represented contributions on behalf of our officers. All of our employees are entitled to participate on a voluntary basis in a retirement savings plan, or RSP, under which we match each employee’s RSP contribution up to a fixed amount. The aggregate amount of matching RSP contributions paid by us in 2016 was $0.9 million, of which less than $4,000 represented matching contributions on behalf of our officers.

On January 1, 2000, we established a supplementary defined benefit pension plan for our executives and certain key employees. Under this plan, participants will be entitled to a target level of retirement benefits in combination with the Canada Pension Plan and our other Registered Pension Plans. The aggregate amount that we contributed to the supplementary pension plan on behalf of the participants was $1.0 million in 2016.

Employee Profit Sharing Plan

All full-time employees participate in a profit sharing plan that distributes to employees on an annual basis a percentage of earnings before income taxes and unusual items, such as unrealized exchange gains or losses on debt. The percentage of such earnings set aside for distribution under the employee profit sharing plan is reviewed annually. For the years ended December 31, 2016, 2015, 2014, 2013 and 2012, the amount of such earnings set aside for distribution was nil, nil, $2.5 million, $3.2 million and nil, respectively.

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

D.        Employees

As of December 31, 2016, we had 544 full-time employees, all of whom were non-unionized.

Location	Employees (1)
Edmonton corporate office	47
Whitecourt pulp mill	121
Whitecourt sawmill	274

Fox Creek sawmill	73
Woodlands	29
Total	544

(1) Does not include part-time or seasonal employees.

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

Except as disclosed elsewhere in this annual report, there are no arrangements known to us that may at a subsequent date result in a change in control of us. See “Business Overview – Recent Developments”.

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

Services Provided by Directors

Robert J. Turner, Secretary, General Counsel and a Director of Millar Western, is a consultant at the law firm of Dentons LLP (formerly Fraser Milner Casgrain LLP), which received fees of $241,872, $225,894 and $165,000 for general corporate legal advice provided to us in 2016, 2015 and 2014, respectively. Such compensation did not exceed 5% of the revenues of Dentons during 2016, 2015 or 2014.

Indebtedness of Directors and Officers

There is no indebtedness outstanding to us by our directors or executive officers.

C.        Interests of experts and counsel

Not applicable.

ITEM 8: FINANCIAL INFORMATION

A.        Consolidated Statements and Other Financial Information

See Item 17, “Financial Statements.”

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

Under the CBCA, a director may vote on a proposal, arrangement or contract in which he or she is interested, if the contract or transaction is:

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

The directors may, without authorization of the shareholders:

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

The following are the rights, preferences and restrictions attaching to the Company’s common shares:

Dividend Rights. The Board of Directors may from time to time declare dividends payable to shareholders according to their respective rights and interests in the share capital of the Company. Dividends may be paid, in money or property or by issuing fully paid shares of the Company.

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

Shareholders Meeting. Subject to the CBCA, the annual meeting of shareholders is held at such time, and on such day in each year, and at such place or places as the board of directors, the chairman of the board, the managing director, or the president may from time to time determine.

The board of directors has the power to call a special meeting of shareholders at any time.

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Company, and others who, although not entitled to vote, are entitled or required under any provision of the CBCA or articles or by-laws to be present at the meeting. Any other person may be admitted only by invitation of the chairman of the meeting, or with the consent of the meeting.

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

B.        Foreign Exchange

We sell the majority of our products (70% of 2016 revenue, 68% of 2015 revenue and 67% of 2014 revenue) in U.S. dollars. Consequently, the value of the Canadian dollar versus the U.S. dollar has a major impact on our revenue and profitability. The value of the Canadian dollar was US$0.7448 at December 31, 2016, compared to US$0.7225 at December 31, 2015, and US$0.8620 at December 31, 2014.

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

C.        Interest Rates

The interest rate on the majority of our existing long-term debt, specifically the US$210.0 million aggregate principal amount of 8.50% Senior Notes, due 2021, as well as our power purchase rights loan and BEP capital lease are fixed. The interest rate on our existing revolving credit facility varies with the prevailing prime rate of the facility’s provider. We do not currently use any derivative instruments to manage our exposure to changes in market interest rates.

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

Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

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

B.        CODE OF ETHICS

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, and persons fulfilling similar functions. The code of ethics is filed as an exhibit to this annual report for the year ended December 31, 2016. A copy of the code of ethics will be provided to any person without charge upon such person’s request in writing at the address set forth on the cover of this annual report.

C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

We paid the following fees to PricewaterhouseCoopers LLP in each of the years ended December 31, 2016, 2015 and 2014, for professional services:

	2016	2015	2014
		(in thousands)
Audit Fees (1)	$299.2	$345.4	$259.3
Audit-Related Fees	$-	$-	$-
Tax Fees (2)	$37.6	$34.1	$24.6
All Other Fees (3)	$20.1	$19.7	$97.8
	$356.9	$399.2	$381.7

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

Our Audit Committee approved 100% of the fees paid to PricewaterhouseCoopers LLP in 2016, 2015 and 2014 and has a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax compliance, audit services and tax services may be presented to the Audit Committee for pre-approval as a category of services on an annual or project basis. On an annual basis, management is required to update the Audit Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. All non-audit services not otherwise pre-approved by the Audit Committee must be pre-approved by the Audit Committee on an individual basis.

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

ITEM 18: FINANCIAL STATEMENTS

Not applicable. See Item 17, “Financial Statements.”

ITEM 19: EXHIBITS

(a)        Financial Statements

(i) Independent Auditor’s Report.

(ii) Statements of Financial Position as at December 31, 2016 and 2015.

(iii) Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2016, 2015 and 2014.

(iv) Statements of Changes in Equity for the years ended December 31, 2016, 2015 and 2014.

(v) Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014.

(vi) Notes to the Financial Statements.

(vii) Financial Statement Schedules are omitted because they are not applicable, not required or because the required information is included in the Financial Statements filed herein.

(b)        Exhibits

Exhibit	Description of Exhibit
Number
1.1(1)	Certificate, Articles of Incorporation and Articles of Amendment.
1.2†	Articles of Continuance.
1.3(1)	By-laws.
2.1(3)	Indenture dated as of April 7, 2011, among the Company, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada as co-trustee.
2.2(3)	Registration Rights Agreement, dated as of April 7, 2011, among the Company and Goldman, Sachs & Co., HSBC Securities & Co., HSBC Securities (USA) Inc. and KKR Capital Markets LLC.
2.3(3)	Form of Exchange Note (included in Exhibit 2.1).
2.4(3)	Credit Facility Letter dated as of December 29, 2006, from HSBC Bank Canada to the Registrant.
2.5(3)	First Supplemental Credit Facility Letter dated as of September 12, 2007, from HSBC Bank Canada to the Registrant.
2.6(3)	Second Supplemental Credit Facility Letter dated as of March 26, 2008, from HSBC Bank Canada to the Registrant.
2.7(3)	Third Supplemental Credit Facility Letter dated as of April 22, 2008, from HSBC Bank Canada to the Registrant.
2.8(3)	Fourth Supplemental Credit Facility Letter dated as of August 13, 2009, from HSBC Bank Canada to the Registrant.
2.9(3)	Fifth Supplemental Credit Facility Letter dated as of May 25, 2010, from HSBC Bank Canada to the Registrant.
2.10(3)	Sixth Supplemental Credit Facility Letter dated as of September 17, 2010, from HSBC Bank Canada to the Registrant.
2.11(3)	Seventh Supplemental Credit Facility Letter dated as of April 6, 2011, from HSBC Bank Canada to the Registrant.
2.12(5)	Credit Facility Letter dated as of April 16, 2012, from HSBC Bank Canada to the Registrant.
2.13(5)	First Supplemental Credit Facility Letter dated as of August 27, 2012, from HSBC Bank Canada to the Registrant.
2.14(6)	Second Supplemental Credit Facility Letter dated as of June 19, 2014, from HSBC Bank Canada to the Registrant
2.15†	Third Supplemental Credit Facility Letter dated as of December 8, 2015, from HSBC Canada to the Registrant
2.16†	Loan Agreement dated as of June 30, 2016 between CP Energy Marketing L.P. and the Registrant.
2.17(3)	Tax Loan Agreement dated as of February 22, 2007, between the Registrant and CP Energy Marketing LP (formerly known as EPCOR Merchant and Capital LP).
2.18(3)

Letter of Understanding dated June 5, 2006, among the Registrant, CP Energy Marketing LP (formerly known as EPCOR Merchant and Capital LP) and Capital Power PPA Management Inc. (formerly known as EPCOR PPA Management Inc.).

4.1(1)	Forest Management Agreement dated May 14, 1997, between the Minister of Environmental Protection of Alberta and the Registrant.
4.2(1)	Corporate Services Agreement dated May 13, 1998, between the Registrant and Millar Western Industries Ltd.
4.3(1)	Non-Competition Agreement dated as of May 13, 1998, among the Registrant, Millar Western Industries Ltd., James B. Millar and H. MacKenzie Millar.
4.4(3)	Trademark Licensing Agreement dated May 13, 1998, between the Registrant and Millar Western Industries Ltd.
4.5(3)	Fox Creek Site Land Lease dated as of December 10, 2010, between the Registrant and the Province of Alberta.
4.6(2)	Power Syndicate Agreement (Sundance C) dated January 1, 2001, among the Registrant, Capital Power Corporation (formerly known as EPCOR Utilities Inc.) and certain industry participants.
4.7(3)	Power Purchase Arrangement (Sundance C).
4.8(3)

Millar Western PPI Swap and Purchase Agreement dated as of May 19, 2006, among the Registrant, CP Energy Marketing LP (formerly EPCOR Merchant and Capital LP) and Capital Power Corporation (formerly known as EPCOR Utilities Inc.).

11.1(4)	Code of Ethics.
12.1†	Certification of the Chief Executive Officer, J. Craig Armstrong, required by 17 CFR 240.15d-14(a).
12.2†	Certification of the Chief Financial Officer, David Anderson, required by 17 CFR 240.15d-14(a).

13.1†	Certification of the Chief Executive Officer, J. Craig Armstrong, required by 17 CFR 240.15d-14(b) and 18 U.S.C. Section 1350.
13.2†	Certification of the Chief Financial Officer, David Anderson, required by 17 CFR 240.15d-14(b) and 18 U.S.C. Section 1350.
21†	Subsidiaries of the Registrant

---------------

(1)	Incorporated by reference from the Registrant’s Form F-4 filed with the Securities and Exchange Commission (Commission File No. 333-8960).
(2)	Incorporated by reference from the Registrant’s Form 20-F filed with the Securities and Exchange Commission on June 4, 2002 (Commission File No. 333-08960).
(3)	Incorporated by reference from the Registrant’s Form F-4 filed with the Securities and Exchange Commission (Commission File No. 333-179957).
(4)	Incorporated by reference from the Registrant’s Form 20-F filed with the Securities and Exchange Commission on March 5, 2013 (Commission File No. 333-112898).
(5)	Incorporated by reference from the Registrant’s Form 20-F filed with the Securities and Exchange Commission on March 5, 2014 (Commission File No. 333-112898).
(6)	Incorporated by reference from the Registrant’s Form 20-F filed with the Securities and Exchange Commission on March 4, 2015 (Commission File No. 333-112898)

† Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MILLAR WESTERN FOREST PRODUCTS LTD.

Dated: March 8, 2017	By:	/s/ David Anderson
David Anderson
Vice-President, Finance, and Chief Financial
Officer

Millar Western Forest Products Ltd.

Financial Statements
December 31, 2016 and 2015

Independent Auditor’s Report

To the Shareholders of Millar Western Forest Products Ltd.

We have audited the accompanying financial statements of Millar Western Forest Products Ltd., which comprise the statements of financial position as at December 31, 2016 and 2015 and the statements of changes in equity, operations and comprehensive loss and cash flows for each of the three years in the period ended December 31, 2016, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

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

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Millar Western Forest Products Ltd. as at December 31, 2016 and 2015 and its financial performance and its cash flows for each of the three years in the period ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) "PricewaterhouseCoopers LLP"

Chartered Professional Accountants

Edmonton, Alberta
March 7, 2017

Millar Western Forest Products Ltd.
Statements of Financial Position
As at December 31
(in thousands of Canadian dollars)

	2016	2015
	$	$

Assets

Current assets
Cash and cash equivalents (note 5)	40,237	16,773
Accounts and other receivables (note 6)	32,738	34,136
Inventories (note 7)	63,328	92,868
Prepaid expenses	8,651	12,262

	144,954	156,039

Property, plant and equipment (note 8)	225,174	222,836
Intangible assets (note 9)	10,396	31,979
Other assets (note 10)	1,393	1,729

	381,917	412,583

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 12)	45,707	47,894
Financial liabilities – borrowings (note 13)	6,476	4,438
Reforestation obligations (note 14)	3,210	4,749

	55,393	57,081

Financial liabilities – borrowings (note 13)	297,195	313,062
Asset retirement obligations (note 14)	1,316	1,446
Other obligations (note 15)	4,324	2,285
Reforestation obligations (note 14)	8,480	7,634
Deferred income taxes (note 20)	6,194	12,853
Post-employment benefit obligation (note 21)	1,302	2,471

	374,204	396,832

Shareholder’s Equity

Share capital (note 16)	65,500	65,500
Retained deficit	(57,787)	(49,749)

	7,713	15,751

	381,917	412,583

Approved by the Board of Directors

(signed) "H. MacKenzie Millar" Director	(signed) "J. Craig Armstrong" Director

The accompanying notes are an integral part of these financial statements.

Millar Western Forest Products Ltd.
Statements of Changes in Equity
For the years ended December 31
(in thousands of Canadian dollars)

		Retained
	Share	(deficit)	Total
	capital	earnings	equity
	$	$	$

Balance – January 1, 2014	65,500	12,817	78,317

Net loss for the year	-	(5,181)	(5,181)

Remeasurement loss that will not be reclassified to net (loss) income	-	(1,455)	(1,455)

Dividends (note 16)	-	(2,250)	(2,250)

Balance – December 31, 2014	65,500	3,931	69,431

Net loss for the year	-	(52,755)	(52,755)

Remeasurement loss that will not be reclassified to net (loss) income	-	(175)	(175)

Dividends (note 16)	-	(750)	(750)

Balance – December 31, 2015	65,500	(49,749)	15,751

Net loss for the year	-	(8,391)	(8,391)

Remeasurement gain that will not be reclassified to net loss	-	353	353

Balance – December 31, 2016	65,500	(57,787)	7,713

The accompanying notes are an integral part of these financial statements.

Millar Western Forest Products Ltd.
Statements of Operations and Comprehensive Loss
For the years ended December 31
(in thousands of Canadian dollars)

	2016	2015	2014
	$	$	$

Revenue	385,117	378,598	405,123

Cost of products sold (excluding depreciation and amortization)	268,562	280,884	273,852
Freight and other distribution costs	64,203	63,961	59,767
Depreciation and amortization	10,345	14,568	14,272
General and administration	18,269	15,781	18,748
Other expense (income), net (note 18)	293	3,869	(2,679)
Loss on termination of Power Purchase Arrangement (PPA) (note 13)	26,624	-	-
Gain on sale of Boyle assets and liabilities (note 8)	-	(17,622)	-

	388,296	361,441	363,960

Operating (loss) earnings	(3,179)	17,157	41,163

Foreign exchange gain (loss) on borrowings	8,673	(47,019)	(20,265)

Finance expenses, net (note 19)	(21,098)	(23,295)	(22,086)

Net loss before income taxes	(15,604)	(53,157)	(1,188)

Income tax (recovery) expense (note 20)	(7,213)	(402)	3,993

Net loss for the year	(8,391)	(52,755)	(5,181)

Remeasurement gain (loss) that will not be reclassified to net loss – net of tax of $118 (2015 – $58; 2014 – $485)	353	(175)	(1,455)

Comprehensive loss for the year	(8,038)	(52,930)	(6,636)

The accompanying notes are an integral part of these financial statements.

Millar Western Forest Products Ltd.
Statements of Cash Flows
For the years ended December 31
(in thousands of Canadian dollars)

	2016	2015	2014
	$	$	$

Cash provided by (used in)

Operating activities
Net loss for the year	(8,391)	(52,755)	(5,181)
Adjustments for
Finance expenses	21,098	23,295	22,086
Depreciation and amortization	10,345	14,568	14,272
Deferred income tax (recovery) expense	(6,777)	(278)	4,245
Unrealized exchange (gain) loss on borrowings	(8,673)	47,019	20,265
Unrealized loss on derivative contracts	1,516	993	2,074
Reforestation expense	3,514	7,235	7,151
Loss on disposal of property, plant and equipment	260	423	49
Loss on termination of PPA assets (note 13)	20,620	-	-
Increase in demand loan value on termination of PPA (note 13)	1,595	-	-
Gain on sale of Boyle assets and liabilities	-	(17,622)	-
Inventory valuation to net realizable value	(1,157)	1,157	-
Greenhouse gas credits (note 10)	(1,708)	(1,413)	-
Other	(833)	(679)	(117)
Reforestation expenditures	(3,374)	(6,917)	(6,466)

	28,035	15,026	58,378

Net change in non-cash working capital items (note 26)	32,731	(5,967)	(14,012)

	60,766	9,059	44,366

Investing activities
Additions to property, plant and equipment (note 26)	(8,121)	(47,826)	(24,326)
Receipt of government grants (note 8)	2,175	-	1,500
Proceeds on disposal of property, plant and equipment	131	28,535	28
Decrease in other assets (note 10)	201	7	42

	(5,614)	(19,284)	(22,756)

Financing activities
Increase in borrowings	10,000	8,235	4,037
Repayment of borrowings	(15,407)	(2,013)	(1,220)
Finance expenses paid	(26,281)	(25,899)	(21,971)
Dividends	-	(750)	(2,250)

	(31,688)	(20,427)	(21,404)

Increase (decrease) in cash and cash equivalents during the year	23,464	(30,652)	206

Cash and cash equivalents – Beginning of year	16,773	47,425	47,219

Cash and cash equivalents – End of year	40,237	16,773	47,425

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

Statement of compliance

These financial statements and the notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

These financial statements were approved by the Company’s board of directors on March 7, 2017.

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

Foreign currency transactions are translated into Canadian dollars by applying exchange rates in effect at the transaction date. At each reporting year-end, monetary assets and liabilities denominated in foreign currencies are converted into Canadian dollars at rates of exchange prevailing on that date. Gains and losses on exchange differences are recognized in the statements of operations and comprehensive loss.

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand and short-term deposits held with banks and money market instruments with original maturity dates of less than three months.

Financial instruments

i)	Financial assets

The Company classifies its financial assets either at fair value through profit/loss (FVTPL) or as loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Financial assets at FVTPL are financial assets held for trading and include derivative instruments for which cash flow hedging has not been applied. Financial assets at FVTPL are carried at fair value, with changes in fair value recorded in other income.

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

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset carried at amortized cost is impaired. If such evidence exists, the Company recognizes an impairment loss, with the loss being the difference between the amortized cost of the asset and the recoverable amount. The carrying amount of the asset is reduced by this amount, either directly or indirectly, through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Inventories

The Company’s inventories include logs, pulp, lumber and operating and maintenance supplies.

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

Cost of products sold, as presented in the statements of comprehensive loss, includes all inventories expensed in the year, as well as changes in inventory valuation provisions. When reasons for a write down of inventory have ceased to exist, the write down is reversed.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition or construction of the asset, including commissioning costs and borrowing costs. Subsequent costs are included in the asset’s carrying value or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is removed when the item is replaced. Repair and maintenance costs are charged to the statements of operations and comprehensive loss during the year in which they are incurred. Depreciation is recognized on a straight-line basis.

The estimated useful lives of the various components of the Company’s major asset classes are as follows:

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

Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds with the carrying amount of the assets and are included as part of other income in the statements of operations and comprehensive loss.

Intangible assets

The Company’s intangible assets include timber rights, computer software and power purchase rights. These assets are capitalized and amortized in the statements of operations and comprehensive loss, on a straight-line basis over the period of their expected useful lives, as follows:

Timber rights	10 – 60 years
Computer software	5 – 15 years
Power purchase rights (note 13)	20 years

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

Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are ready for their intended use. Transaction costs related to debt refinancing are deferred and amortized over the life of the associated debt. All other borrowing costs are recognized as finance expenses in the statements of operations and comprehensive loss in the period in which they are incurred.

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

Actuarial gains and losses are recognized in the period in which they occur, in other comprehensive income (OCI), without recycling through earnings in subsequent periods. The costs of past service benefits are recognized as an expense in the statements of operations and comprehensive loss.

ii)	Profit sharing

The Company recognizes a liability and an expense for profit sharing, based on a formula that takes into consideration the loss before taxes of the Company after certain adjustments.

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

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Provisions

Provisions for environmental reclamation, restructuring costs and legal claims, where applicable, are recognized when the Company has a present legal or constructive obligation as a result of past events, when it is more likely than not that an outflow of resources will be required to settle the obligation, and when the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material, using a risk-free rate. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

Forestry legislation in Alberta requires the Company to incur the cost of reforestation of areas of land on which timber is harvested under the terms of its quotas and forest management agreement. Accordingly, the Company records a liability for the costs of reforestation in the period in which the timber is harvested. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and work performed and revisions to reforestation estimates are recognized in the statements of operations and comprehensive loss as they occur.

Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statements of operations and comprehensive loss.

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

Reforestation obligation

The Company is required to reforest the areas of land on which timber is harvested under the terms of its quotas and forest management agreements. Accordingly, the Company records a liability for the estimated costs of reforestation in the period in which the timber is harvested (note 14) with any changes in initial measurement recognized in the statements of operations and comprehensive loss as they occur. The timing of the reforestation payments is based on the estimated period required to attain free-to-grow status in a given area, which is generally between 12 to 15 years. Due to the general, long-term nature of the liability, the most significant areas of uncertainty in estimating the provision are the amount and timing of future costs that will be incurred as, depending on the location and environment of the land, the reforestation costs can vary significantly.

Long-term derivative liability

The Company’s long-term derivative liability – Biomass agreement arises from a long-term contract for the supply of biomass to Whitecourt Power Limited Partnership (WPLP) (note 15). The underlying formula that determines the amount the Company pays or receives on a quarterly basis contains many variables and meets the definition of an embedded derivative, requiring its carrying cost to be recorded at fair value with all measurements recognized in the statement of operations and comprehensive loss. The embedded derivative is included in level 2 of the fair value hierarchy as it has been valued using a discounted cash flow model. Due to the long-term nature of the liability, the most significant areas of uncertainty in estimating the current fair value are future expectations of estimated monthly total units of power generation by WPLP, the estimated monthly proportion of WPLP’s biomass consumption that is transported from the Company, Alberta Consumer Price Index metrics, monthly Alberta Pool Price projections from the Alberta Electric System Operator and Canadian dollar discount curves. Depending on fluctuations in these underlying variables the estimated fair value of the instrument can vary significantly.

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Functional currency

The functional currency of the Company is the currency of the primary economic environment in which the entity operates. The Company has determined that its functional currency is the Canadian dollar. Determination of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders its functional currency whenever there is a change in events and conditions which determined the primary economic environment. There have been no such changes during the year ended December 31, 2016.

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

•

IFRS 15, Revenue from Contracts with Customers – In May 2014, IFRS 15 was issued. This standard addresses revenue recognition and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to control its use and obtain the benefits from the good or service. The standard replaces IAS 18 - Revenue, IAS 11 - Construction Contracts and the related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 with earlier application permitted. The Company is in the process of assessing the impact of this new standard.

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

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

•

IAS 12 amendment, Recognition of deferred tax assets for unrealized losses - The amendments made to IAS 12 in January 2016 clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. These amendments become effective on January 1, 2017, and the Company is in the process of completing an initial assessment of the potential impact of their adoption.

•

IAS 7 amendment, Disclosure initiative - Going forward, entities will be required to explain changes in their liabilities arising from financing activities. This includes changes arising from cash flows (e.g. drawdowns and repayments of borrowings) and non-cash changes such as acquisitions, disposals, accretion of interest and unrealized exchange differences. Changes in financial assets must be included in this disclosure if the cash flows were, or will be, included in cash flows from financing activities. These amendments become effective on January 1, 2017, and their adoption will result in additional disclosures as explained above.

There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on the financial statements.

5	Cash and cash equivalents

Cash on deposit at Canadian banks earns interest at the bank’s prime rate minus 1.95%. The bank’s prime rate as at December 31, 2016 was 2.70% (2015 – 2.70%). As of December 31, 2016 the Company had no restricted cash (2015 - $nil).

6	Accounts and other receivables

	2016	2015
	$	$

Trade receivables	26,229	23,610
Intercompany receivables (note 22(a))	190	145
Other receivables	6,319	10,381

	32,738	34,136

Current trade and other receivables are unsecured and non-interest bearing. Normal payment terms for the Company are 30 days (see also note 23).

7	Inventories

	2016	2015
	$	$

Logs	19,542	34,858
Pulp	16,181	21,584
Lumber	14,425	22,867
Operating and maintenance supplies	13,180	13,559

	63,328	92,868

In 2016, the Company reversed a $1.2 million inventory write down recorded at December 31, 2015. The amount reversed was included in cost of products sold.

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

8	Property, plant and equipment

			Process
	Land	Buildings	equipment	Other	Total
	$	$	$	$	$

Year ended December 31, 2015
As at January 1, 2015	2,463	43,070	139,222	7,851	192,606
Additions	-	1,244	50,006	247	51,497
Disposals	(355)	(1,454)	(8,495)	(1,319)	(11,623)
Depreciation for the year	-	(1,718)	(6,634)	(1,292)	(9,644)

As at December 31, 2015	2,108	41,142	174,099	5,487	222,836

As at December 31, 2015
Cost	2,108	79,994	375,029	14,862	471,993
Accumulated depreciation	-	(38,852)	(200,930)	(9,375)	(249,157)

Net book value	2,108	41,142	174,099	5,487	222,836

Year ended December 31, 2016
As at January 1, 2016	2,108	41,142	174,099	5,487	222,836
Additions	-	10	10,830	711	11,551
Reclassification of costs	-	29,375	(29,375)	-	-
Disposals	-	(50)	(27)	(315)	(392)
Depreciation for the year	-	(1,621)	(6,248)	(952)	(8,821)

As at December 31, 2016	2,108	68,856	149,279	4,931	225,174

As at December 31, 2016
Cost	2,108	109,309	356,404	14,924	482,745
Accumulated depreciation	-	(40,453)	(207,125)	(9,993)	(257,571)

Net book value	2,108	68,856	149,279	4,931	225,174

Included in the above net book values are assets under construction, and therefore not being depreciated, in the amount of $2.1 million as at December 31, 2016 (2015 – $77.1 million).

During 2016, the Company completed construction of a bioenergy effluent project (BEP) at its BCTMP mill at Whitecourt, Alberta. The project involved the construction and integration of three anaerobic hybrid digesters into the BCTMP mill’s existing aerobic effluent treatment system, and the installation of a biogas-fueled power plant and other project components. The project qualified for a total of $27.7 million in government grants, of which $27.7 million (2015 - $25.5 million) had been received by the Company and expended on the project as at December 31, 2016. On completion, the Company reclassified $29.4 million from process equipment to buildings.

Total expenditures on the project to December 31, 2016 were $122.2 million, resulting in a net expenditure of $86.7 million, after receipt of the above grants and $7.8 million retained from the EPC contractor. The Company received $20.2 million (2015 – $20.2 million) in interim financing (note 13) to partially fund project costs. On September 15, 2015, the interim financing loan converted into a capital lease.

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

In 2016, borrowing costs of $5.3 million (2015 – $4.0 million) were capitalized for the construction of the BEP based on an average annual interest rate of 8.4% (2015 – 8.7%).

Effective December 22, 2015, the Company sold the Boyle, Alberta sawmill assets and liabilities to a third party. The sale price of $32.2 million included the value of all mill assets, timber quotas, and log inventories in the field, as well as the operation’s reforestation liability. The gain on sale included in income was $17.6 million. As of December 31, 2016, $1.0 million remained in the other receivables balance relating to the sale proceeds.

9	Intangible assets

			Power
	Timber	Computer	purchase
	rights	software	rights	Total
	$	$	$	$

Year ended December 31, 2015
As at January 1, 2015	10,468	644	26,045	37,157
Additions	523	187	-	710
Disposals	(860)	(103)	-	(963)
Amortization for the period	(450)	(134)	(4,341)	(4,925)

As at December 31, 2015	9,681	594	21,704	31,979

As at December 31, 2015
Cost	16,807	10,055	67,783	94,645
Accumulated amortization	(7,126)	(9,461)	(46,079)	(62,666)

Net book value	9,681	594	21,704	31,979

Year ended December 31, 2016
As at January 1, 2016	9,681	594	21,704	31,979
Additions	559	-	-	559
Disposals / terminations	-	-	(20,619)	(20,619)
Amortization for the period	(305)	(133)	(1,085)	(1,523)

Closing net book value	9,935	461	-	10,396

As at December 31, 2016
Cost	17,366	10,055	-	27,421
Accumulated amortization	(7,431)	(9,594)	-	(17,025)

Net book value	9,935	461	-	10,396

Included in the above net book values are assets under construction, and therefore not being amortized, in the amount of $1.3 million as at December 31, 2016 (2015 – $0.7 million).

Power purchase rights

In 2001 and 2006, the Company entered into agreements to acquire the rights to a portion of the electricity generated from certain power plants in Alberta. In the first quarter of 2016, this arrangement was terminated (note 13).

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

10	Other assets

	2016	2015
	$	$

Greenhouse gas credits	1,278	1,413
Other	115	316

	1,393	1,729

The Company holds approximately 66,974 Alberta-based carbon offset credits verified by an independent party and registered with the Alberta government. These credits are valued at fair value and, with the emergence of a secondary market for greenhouse credits, have been recorded at valuation of $19 per credit. $1.0 million was paid during the year in order to satisfy the requirements outlined in the Specified Gas Emitters Regulation in Alberta. Additionally, effective June 30, 2016, the Company sold 96,922 greenhouse gas credits for $1.8 million in an emission offset purchase agreement (note 13).

11	Revolving credit facility

The Company has a $50 million revolving credit facility maturing July 15, 2018. The credit facility was undrawn as at December 31, 2016, and December 31, 2015. The facility is subject to a borrowing formula based on the Company’s levels of inventory and accounts receivable. The amount available as at December 31, 2016 under the facility was $50.0 million (2015 – $50.0 million), of which $11.9 million (2015 – $3.9 million) was committed to letters of credit. The interest rate on this facility is floating and may, at the Company’s option, be based on the Canada bank prime rate or US base rate, plus a spread of 2.00%. The Company has the option of basing the rate on LIBOR plus a spread of 3.25%. Collateral pledged for the facility is a first charge on all accounts receivable and domestic inventory of the Company.

12	Accounts payable and accrued liabilities

	2016	2015
	$	$

Trade payables	19,814	20,681
Payable to related parties (note 22(b))	464	238
Accrued expenses	22,921	26,433
Customer deposits	2,494	-
Derivative contracts	14	542

	45,707	47,894

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

13	Financial liabilities – borrowings

	2016	2015
	$	$

Unsecured Senior notes – US$210 million	281,967	290,640
Less: Financing expenses	(2,116)	(2,613)
Power purchase rights loan #1	-	8,345
Power purchase rights loan #2	-	1,592
Capital Power loan	7,201	-
BEP capital lease obligation (note 8)	16,619	19,536

	303,671	317,500
Less: Current portion	6,476	4,438

	297,195	313,062

Principal repayments required are as follows:

$

2017	6,476
2018	6,723
2019	3,084
2020	7,537
2021	281,967

Unsecured Senior Notes

On April 1, 2011, the Company issued US$210 million in Senior Notes due April 1, 2021, bearing interest at 8.5%, payable semi-annually, on April 1 and October 1 of each year. The notes are unsecured obligations of the Company and rank equally and rateably with all existing and future unsecured indebtedness of the Company.

The Company incurred $5.0 million of financing costs relating to the issuance, which are offset against the borrowings and are amortized over the expected ten-year term of the notes.

The indenture governing the unsecured Senior Notes contains certain restrictions on the ability of the Company to incur additional indebtedness, pay dividends or distributions, make investments, issue or repurchase share capital, create liens, or engage in sale and leaseback transactions, mergers, consolidations and sales of assets and transactions with affiliates. As at December 31, 2016, the Company was not in violation of any of these restrictions.

Power Purchase Rights and Related Loans

Effective March 24, 2016, Capital Power Corporation gave notice of its intent to terminate its role as buyer of the Sundance C Power Purchase Arrangement. As a result of this termination, the Company’s role as a party to the Power Purchase Arrangement (PPA) syndicate was also terminated. The Company had $9.4 million in loans related to the acquisition of its share of the PPA, which were recorded at fair value and amortized using the effective interest rate method. As a result of the PPA termination, the loans’ cash value of $11.0 million became due and payable to Capital Power on June 30, 2016. The differential, a loss of $1.6 million, was recorded along with the $20.6 million loss on termination of the PPA asset.

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Effective June 30, 2016, the Company entered into an emission offset purchase agreement, whereby 96,922 greenhouse gas credits were sold to Capital Power for the purchase price of $1.8 million, which partially offset the $10.7 million of principal remaining on the loans at the end of June. This resulted in a gain of $0.4 million on the sale of the greenhouse credits over the recorded value amount of $1.4 million. The remaining loan balance of $8.9 million will be paid in equal monthly payments of $0.3 million from July 31, 2016 to December 31, 2018, with interest accrued at an effective annual rate of 5.48%. The loan is secured by a letter of credit, which will be periodically reduced as the loan is repaid. As of December 31, 2016, the remaining balance of the letter of credit to Capital Power was $7.5 million.

Subsequent to Capital Power’s announcement of its intent to terminate the PPA, and as disclosed by the Company in its second quarter earnings results, the Government of Alberta’s Balancing Pool advised that it might challenge the validity or the effective date of the termination. On November 28, 2016, Capital Power Corporation announced an agreement with the Government of Alberta to settle the PPA dispute. Under the settlement, the termination of the PPA was accepted, thereby ending all Company obligations associated with the PPA. Capital Power Corporation and its syndicate partners agreed to pay the balancing pool $39 million, of which the Company’s share was $4.4 million. This payment was included in the fourth quarter and year-end financial results as “Loss on termination of PPA”.

BEP Capital Lease Obligation

In 2012, the Company obtained interim financing capacity in the amount of $20.2 million, bearing interest at the Canada bank prime rate plus 2%, to procure key components of the BEP (note 8). On September 15, 2015, the interim financing loan converted into a capital lease, bearing interest of 4.45% over a 60-month period. At the end of the lease term, the Company will have the option to purchase the equipment for a defined option price embedded in the lease agreement.

14	Reforestation and asset retirement obligations

		Asset
	Reforestation	retirement
	obligation	obligations	Total
	$	$	$

As at December 31, 2014	14,574	2,004	16,578
Change in accrual	4,771	(585)	4,186
Change in provision	(45)	27	(18)
Expenditures during the year	(6,917)	-	(6,917)

As at December 31, 2015	12,383	1,446	13,829
Less: Current portion	4,749	-	4,749

As at December 31, 2015	7,634	1,446	9,080

As at December 31, 2015	12,383	1,446	13,829
Change in accrual	2,781	-	2,781
Change in provision	(100)	(130)	(230)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

		Asset
	Reforestation	retirement
	obligation	obligations	Total
	$	$	$

Expenditures during the year	(3,374)	-	(3,374)

As at December 31, 2016	11,690	1,316	13,006
Less: Current portion	3,210	-	3,210

As at December 31, 2016	8,480	1,316	9,796

The estimated undiscounted cash flows required to settle the reforestation obligations as at December 31, 2016 were $12.1 million (2015 – $12.7 million), with payments spread over 14 years. The most significant area of uncertainty is the estimate of future costs to be incurred. The estimated cash flows have been adjusted for inflation and discounted using the risk free-rates, ranging from 0.73% to 2.21% as at December 31, 2016.

The asset retirement obligations are to reclaim land leased from the Province of Alberta. These obligations represent estimated undiscounted future payments of $5.2 million to reclaim the land. The payments are expected to occur at least 60 years into the future and have been discounted at a risk-free rate of 2.31%.

15	Other obligations

	2016	2015
	$	$

Long-term derivative liability – Biomass agreement	4,324	2,280
Other	-	5

	4,324	2,285

On March 2, 2015, the Company and WPLP entered into a 15-year biomass supply agreement effective January 1, 2015. On the day that is 180 days before the tenth anniversary of the commencement date, the Company and WPLP have the option to extend the agreement for five additional years.

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

The underlying quarterly mechanism within the agreement meets the definition of an embedded derivative requiring its initial measurement at fair value, with any subsequent re-measurements to fair value being recognized in the statement of operations and comprehensive loss. At December 31, 2016 the estimated fair value of the embedded derivative using a discounted cash flow model, based on the factors and estimates described in note 3, was $4.3 million (2015 – $2.3 million).

Actual payments in the year ended December 31, 2016 resulting from the agreement were $8.5 million (2015 - $4.3 million) and are recorded in cost of products sold.

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

16	Share capital

Authorized
               Unlimited number of common shares, no par value

Issued and fully paid

	2016	2015
	$	$

15,000,002 common shares	65,500	65,500

The Company declared and paid dividends of $nil in 2016 (2015 - $0.8 million, 2014 - $2.3 million).

17	Expenses by nature

	2016	2015	2014
	$	$	$

Changes in inventories of finished goods and work- in-progress	12,680	1,117	(6,805)
Raw materials and consumables used	167,731	179,242	184,801
Depreciation and amortization	10,345	14,568	14,272
Wages and employee benefits expense	62,727	72,381	67,140
Transportation	64,203	63,961	59,767
Loss on termination of PPA	26,624	-	-
Other expenses	43,986	30,172	44,785

	388,296	361,441	363,960

18	Other (expense) income, net

	2016	2015	2014
	$	$	$

Loss on disposal of property, plant and equipment	(260)	(423)	(49)
Gain on sale of greenhouse gas credits (note 13)	388	-	-
Foreign exchange gain	53	4,872	4,697
Insurance proceeds	-	73	-
Change in unrealized gain (loss) on derivative contracts	528	1,287	(2,074)
Change in unrealized loss on long-term derivative liability (note 15)	(2,044)	(2,280)	-
Realized gain (loss) on derivative contracts	960	(7,398)	105
Other gains	82	-	-

	(293)	(3,869)	2,679

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

19	Finance expenses, net

	2016	2015	2014
	$	$	$

Interest expense on borrowings	25,418	26,578	22,527
Less: Interest capitalized on qualifying assets	5,279	4,032	798

Net interest expense on borrowings	20,139	22,546	21,729
Other interest and bank charges	1,063	891	683
Interest income	(104)	(142)	(326)

	21,098	23,295	22,086

20	Income tax (recovery) expense

The following analysis describes the difference between the effective tax rate reflected in the provision for income taxes and the statutory rates applicable to the Company.

	2016	2015	2014
	$	$	$

Loss before income taxes	(15,604)	(53,157)	(1,188)

Income taxes based on combined federal and provincial income tax rates of 34.0% (2015 – 33.0%; 2014 – 32.0%)	(5,305)	(17,547)	(380)

Increase (decrease) resulting from
Manufacturing and processing deduction of 7%	1,092	3,721	83
Non-taxable portion of unrealized (gain) loss on debt	(1,171)	6,115	2,533
Non-taxable portion of capital gains	-	(84)	-
Non-deductible income (taxable) and other items	85	72	(141)
SRED investment tax credits - net	(743)	(95)	(635)
Impact of enacted rates	-	544	-
Change in unrealized tax capital losses for which no deferred tax asset was recognized	(1,171)	6,872	2,533

Income tax (recovery) expense	(7,213)	(402)	3,993

Current income tax recovery	(436)	(124)	(252)
Deferred income tax (recovery) expense	(6,777)	(278)	4,245

Income tax (recovery) expense	(7,213)	(402)	3,993

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

The weighted average applicable tax rate was 34.0% (2015 – 33.0%; 2014 – 32.0%) .

Current income tax recovery includes no (2015 – $0.1 million recovery; 2014 – $0.3 million recovery) prior year adjustments.

The Company did not recognize a deferred income tax asset of $10.9 million (2015 – $12.1 million; 2014 – $5.3 million) in respect of unrealized foreign exchange losses on long-term debt.

As at December 31, 2016, the Company had approximately $34.2 million of federal and $39.5 million of provincial non-capital losses available to reduce future years’ income for tax purposes, subject to confirmation by taxation authorities. The losses for both jurisdictions commence expiry in the December 31, 2032 taxation year.

The movement in the deferred income tax account is as follows:

	2016	2015
	$	$

As at January 1	12,853	13,189
Credit to the statements of operations and comprehensive loss	(6,777)	(278)
Tax credit (charge) relating to components of other comprehensive loss	118	(58)

As at December 31	6,194	12,853

Significant components of the Company’s deferred income tax assets and liabilities are as follows:

	2016	2015
	$	$

Deferred income tax assets
Reforestation costs	2,795	2,757
Capital lease obligation	4,487	5,275
Research and development expenditures	3,681	2,765
Non-capital loss available for carry forward	9,871	5,967
Investment tax credits	2,754	2,451
Other accrued liabilities	1,969	1,874

	25,557	21,089

Deferred income tax liabilities
Property, plant and equipment	(31,751)	(33,947)
Long-term debt	-	5

	(31,751)	(33,942)

Net deferred income tax liability	(6,194)	(12,853)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

	2016	2015
	$	$

Deferred income tax assets
To be recovered after more than 12 months	25,051	20,393
To be recovered within 12 months	506	696

Deferred income tax liabilities
To be incurred after more than 12 months	(31,751)	(33,942)

Net deferred income tax liability	(6,194)	(12,853)

21	Employee benefit plans

	2016	2015
	$	$

Statements of financial position obligations for
Defined benefit pension plan	1,302	2,471
Post-employment benefits	5	23
Supplemental vacations	1,510	1,609

Statements of operations and comprehensive loss (charges) recovery
Defined benefit pension plan	(302)	(312)
Post-employment medical benefits	18	81
Supplemental vacations	99	(21)

Defined contribution plans

The total expense for the Company’s defined contribution pension benefits is as follows:

	2016	2015
	$	$

Plans providing defined contribution pension benefits	3,462	3,928

Defined benefit pension plan

On January 1, 2000, the Company established a supplementary defined benefit pension plan for certain key employees. Contributions by the Company are made in accordance with independent actuarial valuations. The effective date for the last actuarial valuation was December 31, 2016.

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Information regarding the defined benefit pension plan is as follows:

	2016	2015
	$	$

Change in benefit obligation
Obligation – Beginning of year	9,390	9,050
Actuarial (gain) loss	(450)	84
Current service cost	225	214
Past service cost	-	-
Benefits paid	(633)	(305)
Interest cost	360	347

Obligation – End of year	8,892	9,390

Change in plan assets at fair value
Plan assets – Beginning of year	6,919	6,124
Employer contributions	1,000	1,000
Actual return on plan assets	304	100
Benefits paid	(633)	(305)

Plan assets – End of year	7,590	6,919

Net plan liability	1,302	2,471

	2016	2015	2014
	$	$	$
Components of pension expense
Interest expense	77	98	58
Current service costs	225	214	148
Past service costs	-	-	100

Net expense	302	312	306

	2016	2015	2014
	$	$	$
Components of remeasurement gain (loss)
Demographic assumptions	147	-	(834)
Financial assumptions	(58)	(64)	(1,021)
Experience assumptions	361	(20)	(32)
Return on plan assets, excluding amounts included in interest expense (income)	21	(149)	(53)
Net of tax	(118)	58	485

Net impact on comprehensive loss	353	(175)	(1,455)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

	2016	2015	2014
	%	%	%

Plan assets by asset category
Equity securities	31	31	31
Debt securities	14	14	13
Other	55	55	56

	100	100	100

The overall expected rate of return is based on the actuary’s median annualized future return, which is, in turn, based on the target asset mix and equity risk premium, less allowances for investment expenses and active equity management.

The actuarial assumptions to determine the benefit obligation at the end of the year are as follows:

	2016	2015
	%	%
To determine benefit obligation at end of year
Discount rate	3.80	3.90
Rate of compensation increase	3.50	3.50
Rate of price inflation	2.00	2.00

The assumed discount rate has a significant effect on the benefit obligation. A change in this assumption would have the following effect on the 2016 obligation:

	0.5% increase	0.5% decrease

Discount rate	(513)	(536)

22	Related party transactions

The Company enters into transactions with Millar Western Industries Ltd. (Industries), its parent company.

a)	The Company earned revenue from Industries as follows:

	2016	2015	2014
	$	$	$

Administration fees	388	382	378

Other fees	155	110	156

Included in accounts receivable relating to these transactions	190	145	194

Administration fees are established at the cost to the Company plus a 5% mark up.

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

b)	The Company incurred costs charged by Industries as follows:

	2016	2015	2014
	$	$	$

Chemical purchases	970	935	1,100

Other services	2,523	2,287	2,584

Accounts payable to Industries	464	238	245

Chemical purchases are charged to the Company at the same prices used for arm’s-length parties; facility and equipment transactions are charged at the cost to Industries.

c)	Key management compensation is as follows:

Key management includes members of the executive and officers of the Company. The compensation for services of key management is as follows:

	2016	2015	2014
	$	$	$

Short-term benefits	3,299	3,229	4,824
Post-employment benefits	1,178	1,172	1,206

	4,477	4,401	6,030

Short-term benefits include salaries, current benefits and profit shares paid or payable.

23	Financial instruments and financial risk factors

Carrying and fair value of financial instruments by category:

					2016

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and cash equivalents	-	40,237	-	40,237	40,237
Accounts receivable
Trade and other	-	32,738	-	32,738	32,738
Other assets	-	1,393	-	1,393	1,393

	-	74,368	-	74,368	74,368
Financial liabilities
Accounts payable
Trade and other	14	-	45,693	45,707	45,707
Borrowings	-	-	303,671	303,671	190,180
Other obligations	4,324	-	-	4,324	4,324

	4,338	-	349,364	353,702	240,211

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

The fair value of short-term financial assets and liabilities, which include cash and cash equivalents, accounts and other receivables, other assets, accounts payable and accrued liabilities, approximates their carrying value, due to the short-term nature of these financial assets and liabilities.

The fair value of the Senior Notes included in borrowings as at December 31, 2016 was estimated to be US$123.9 million (2015 – US$107.4 million), based on the most recent bid price.

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

The Company’s risk management policies require that significant risks are reviewed with the Company’s board of directors. The Company’s methods for managing financial risks, outlined below, remain unchanged for the year ended December 31, 2016.

i)	Market risk

From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity price risk. The Company does not enter into such agreements for speculative or trading purposes. These contracts are generally settled financially but may, at the Company’s discretion, be settled by physical delivery of the finished product. Contracts outstanding at the end of the year are recorded at their fair value, and any unrealized gains or losses are included in other income. As at December 31, 2016, the Company had $nil US-dollar-denominated forward lumber commodity contracts outstanding (2015 – $nil; 2014 – $nil). In 2016, the Company had a realized gain on commodity contracts of $0.7 million (2015 – gain of $1.8 million; 2014 – gain of $1.5 million) in other income.

ii)	Foreign currency risk

A foreign currency risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the Company’s functional currency. The Company is exposed to foreign currency risk on sales, purchases and the maturity of its $210 million in long-term debt which is denominated in US dollars.

A significant portion of the Company’s sales, approximately 70% of its 2016 revenue (2015 – 68%; 2014 – 67%), was denominated in US currency, and as at December 31, 2016, the Company had $23.4 million (2015 – $21.5 million; 2014 – $30.1 million) in US dollar denominated accounts receivable. Consequently, the Company is exposed to foreign currency exchange risk, as changes in foreign currency rates affect the future cash flows of accounts receivable.

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

The impact on earnings of fluctuations in currency rates is partially offset by the corresponding fluctuation in interest payments, substantially all of which are denominated in US dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into currency contracts to hedge US dollar positions, but does not hold or issue foreign currency financial instruments for speculative or trading purposes. As at December 31, 2016, the Company had US$12.0 million (2015 – US$6.0 million; 2014 – US$49.0 million) in outstanding forward exchange contracts, with a weighted average contract rate of C$1.3409/US$1.00 (2015 – C$1.3425/US$1.00; 2014 – C$1.1282/US$1.00). The Company had no (2015 – US$9.0 million; 2014 – $1.0 million) outstanding collar options contracts. The Company recorded the amount of unrealized gain on these currency contracts for the year ended December 31, 2016, of $0.5 million (2015 – $1.3 million gain; 2014 – $1.8 million loss) in other expense (income).

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

The US dollar financial position exposure as at December 31, 2016 was US$28.7 million (2015 – US$19.6 million) in net working capital and US$210.0 million (2015 – US$210.0 million) in long-term debt. Based on these balances, with other variables unchanged, a $0.01 change in the exchange rate for one US dollar into Canadian currency would have resulted in a $2.0 million (2015 – $2.1 million; 2014– $2.5 million) change in earnings.

iii)	Interest rate risk

The interest rates on the majority of the Company’s long-term debt are fixed; consequently, the Company is not significantly exposed to fair value changes on long-term debt when the market rate of interest changes. The interest rate on the Company’s revolving credit facility does fluctuate with the market; however, there was no balance drawn on the facility as at December 31, 2016. Interest rate exposure mainly relates to interest receipts on the Company’s cash balance of $40.2 million (2015 - $16.8 million) at the end of the year. The Company does not currently use any derivative instruments to manage its exposure to changes in market interest rates.

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

To mitigate the risk associated with customer or counterparty failure to meet obligations, the Company insures most trade receivables to 90% of the value of the invoice. The proportion of accounts thus insured amounted, as at December 31, 2016, to 90% of the Company’s total trade receivables; the remaining balance was predominantly represented by receivables with other forest products companies relating to fibre agreements, for which the Company held outstanding payables in similar amounts. The maximum exposure to credit risk for receivables as at December 31, 2016 was $33 million. The Company and the insurer work in concert to regularly review the creditworthiness of existing and future customers and establish that credit limits are commensurate with credit risk. All new trade customers must be insurable under the terms of the policy.

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

The concentration of credit risk of accounts receivable is limited, as accounts receivable are widely distributed among customers and geographic locations. A summary of accounts and other receivables is as follows:

	2016	2015
	$	$

Current	24,931	21,589
30 – 60 days	1,298	2,003
61 – 90 days	-	18
91 – 120 days	-	-
Greater than 120 days	-	-

Total trade receivables	26,229	23,610
Other receivables	6,509	10,526

Total accounts receivable	32,738	34,136

During 2016, the Company recorded $0.1 million in bad debt expense (2015 – $0.2 million).

Periodically, the Company enters into agreements with third parties for the sale of certain trade receivables arising from pulp export sales to China. Total receivables sold during the year ended December 31, 2016 were US$54.5 million (2015 – US$63.1 million). As the risks and rewards of ownership over the receivables were transferred, the receivables were derecognized at the date of the transaction and no gain or loss was recognized. Related fees in the amount of $0.2 million (2015 – $0.3 million) were shown as a reduction in revenue.

v)	Liquidity risk

Liquidity risk arises from the possibility the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows to identify potential financing requirements, and by maintaining access to additional financing in the form of a working capital supported revolving credit facility in the amount of $50 million (note 11), which is due July 15, 2018. This credit facility requires the Company to meet certain covenants. The Company was in compliance with these covenants as at December 31, 2016.

The following are contractual cash flow maturities (including interest) of financial liabilities:

	<1 year	1-2 years	3-5 years	>5 years	Total
	$	$	$	$	$

Borrowings	31,428	31,350	347,157	-	409,935
Accounts payable and accrued liabilities	45,707	-	-	-	45,707

	77,135	31,350	347,157	-	455,642

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

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has two reportable segments: lumber and pulp; and one supporting cost centre: corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo-mechanical pulp for sale to papermakers worldwide. Included in corporate and other are the combined results from the Company’s management fees and unallocated corporate and other expenses.

The accounting policies applied to the reporting segments are as described in note 2. The Company evaluates the performance of each segment based on operating earnings. The Company does not allocate financing expenses or income taxes to its business segments. The Company accounts for intersegment revenue and transfers as if the transfers were to third parties at current market prices.

Product segments

Lumber	2016	2015	2014
	$	$	$

Revenue from external customers	191,815	195,528	207,272
Cost of products sold	(140,133)	(158,525)	(152,139)
Freight and other distribution costs	(19,780)	(21,235)	(15,764)
Depreciation and amortization	(5,588)	(6,942)	(6,838)
Other (expense) income	(244)	(455)	1,599
Gain on sale of Boyle assets and liabilities	-	17,622	-

Operating earnings	26,070	25,993	34,130

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Pulp	2016	2015	2014
	$	$	$

Revenue from external customers	192,914	182,688	197,473
Cost of products sold	(128,368)	(122,291)	(121,671)
Freight and other distribution costs	(44,423)	(42,726)	(44,003)
Depreciation and amortization	(4,663)	(7,482)	(7,263)
Other (expense) income	(518)	(3,464)	1,080

Operating earnings	14,942	6,725	25,616

Corporate and other	2016	2015	2014
	$	$	$

Revenue from related parties	388	382	378
Cost of products sold	(61)	(68)	(42)
General and administration	(18,269)	(15,781)	(18,748)
Depreciation and amortization	(94)	(144)	(171)
Other income	469	50	-
Loss on termination of PPA	(26,624)	-	-

Operating loss	(44,191)	(15,561)	(18,583)

	2016	2015	2014
	$	$	$

Revenue from external customers and related parties	385,117	378,598	405,123
Cost of products sold and general and administration	(286,831)	(296,665)	(292,600)
Freight and other distribution costs	(64,203)	(63,961)	(59,767)
Depreciation and amortization	(10,345)	(14,568)	(14,272)
Other (expense) income	(293)	(3,869)	2,679
Loss on termination of PPA	(26,624)	-	-
Gain on sale of Boyle assets and liabilities	-	17,622	-

Operating (loss) earnings	(3,179)	17,157	41,163

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment of $6.6 million (2015 – $5.8 million; 2014 – $6.5 million).

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Expenditures on property, plant and equipment and intangible assets

	2016	2015
	$	$

Lumber	1,501	3,262
Pulp	9,912	48,310
Corporate and other	697	634

	12,110	52,206

Expenditures on property, plant and equipment and intangible assets are net of government grant funding of $2.2 million (2015 – nil; 2014 – $1.5 million).

Identifiable assets

	2016	2015
	$	$

Lumber	164,281	199,223
Pulp	175,255	194,149
Corporate and other	42,381	19,211

	381,917	412,583

The Company’s assets are all located in Canada. Revenue is attributed to geographic locations based on shipping destination as follows:

Geographic sales revenue

	2016	2015	2014
	$	$	$

Canada	100,967	115,597	122,859
United States	89,355	85,838	90,085
Europe	23,255	25,387	25,773
China	110,506	91,548	100,450
Other Asia	55,035	54,847	58,603
Other	5,999	5,381	7,353

	385,117	378,598	405,123

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

26	Supplementary cash flow information Net change in non-cash working capital items

	2016	2015	2014
	$	$	$

Accounts receivable and other	1,398	8,768	(2,540)
Inventories	30,697	(6,218)	(13,654)
Prepaid expenses	2,778	115	(2,468)
Accounts payable and accrued liabilities	(2,142)	(8,632)	4,650

	32,731	(5,967)	(14,012)

	2016	2015	2014
	$	$	$

Additions to property, plant and equipment and intangible assets	(14,285)	(52,206)	(30,479)
Changes in working capital for investing activities	885	348	5,355
Interest capitalized on qualifying assets	5,279	4,032	798

	(8,121)	(47,826)	(24,326)

	2016	2015	2014
	$	$	$

Interest paid	25,323	25,150	21,614

Income taxes refunded	(436)	(124)	(252)

Millar Western Forest Products Ltd.
Notes to Financial Statements
For the years ended December 31

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

27	Subsequent event

On March 7, 2017, the Board of Directors of the Company approved an agreement by the Company with a supporting noteholder (the Supporting Noteholder) to pursue a transaction (the Note Exchange Transaction) whereby all of the existing unsecured senior notes in the amount of US$210 million (Existing Notes) (note 13) would be exchanged for 9.0% senior secured notes due 2022 to be issued by the Company (New Secured Notes).

If the Note Exchange Transaction is consummated, each Noteholder shall receive, on the implementation of the Note Exchange Transaction, New Secured Notes in a principal amount equal to 50% of the principal amount of Existing Notes held by such Noteholder as at the voting record date. In addition, each Noteholder that votes in favor of the Note Exchange Transaction on or before March 31, 2017 would receive additional New Secured Notes (the Early Consent Notes) in a principal amount equal to 5% of the principal amount of Existing Notes held by such Noteholder as at the voting record date. The New Secured Notes will be secured by a first position on substantially all of the assets and property of the Company, with the exception of accounts receivable and inventory (the Priority Collateral). The Company will also provide a second position in respect of the New Secured Notes on the Priority Collateral, which will continue to be pledged as collateral on a first priority basis in respect of the revolving credit facility (note 11).

It is a condition to the implementation of the Note Exchange Transaction that the Supporting Noteholder will agree to exchange approximately US$41.7 million principal amount of New Secured Notes it receives pursuant to the Note Exchange Transaction for 80% of the equity of the Company (the Share Exchange Transaction). If the Note Exchange Transaction and the Share Exchange Transaction are consummated, the indebtedness of the Company would be reduced from US$210 million to approximately US$71 million. Annual cash interest costs in respect of the Company’s note indebtedness would be reduced from approximately US$18 million per year to approximately US$6 million per year.

The Note Exchange Transaction would be implemented by way of the Plan of Arrangement under the CBCA and would be expected to be completed by the end of April, 2017.

Completion of the Note Exchange Transaction will initially be subject to the Ontario Superior Court of Justice (Commercial List) (the Court) issuing an interim order authorizing, among other things, the holding of a meeting of Noteholders to vote on the Plan of Arrangement (the Meeting), the mailing of information packages to Noteholders, the procedure for submitting voting instructions in respect of the Plan of Arrangement, eligibility requirements to receive Early Consent Notes, and certain other procedural matters.

Provided the interim order is granted by the Court, the Note Exchange Transaction would then be subject to, among other things, approval of the Plan of Arrangement by the affirmative vote of at least 662/3% of the votes cast by Noteholders present in person or by proxy at the Meeting, approval of the Plan of Arrangement by the Court, the receipt of all necessary regulatory approvals, if any, and the satisfaction or waiver of other conditions pursuant to the Plan of Arrangement. If all requisite approvals are obtained, the Plan of Arrangement will bind all Noteholders.

In connection with the transactions described above, on March 7, 2017, the Board of Directors of the Company also approved the entering into by the Company of a consent acknowledgment (Consent Acknowledgment) with the lender under our revolving credit facility (Bank Lender) pursuant to which the Bank Lender would consent to, and waive any default under our revolving credit facility in respect of, the Note Exchange Transaction and the Share Exchange Transaction, and the Company would agree to grant the Bank Lender a second-lien security interest in substantially all of our assets and property other than the Priority Collateral. Pursuant to the Consent Acknowledgment, the Company and the Bank Lender would also agree to certain amendments to our revolving credit facility, including certain financial covenants.

